As filed with the Securities and Exchange Commission on January 31, 2019

Registration No. 333-228597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
 FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-1073506
(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-228597
Central Index Key Number of depositor: 0001258361

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001701238

CITI REAL ESTATE FUNDING INC.
(Exact name of sponsor as specified in its charter)

390 Greenwich Street
New York, New York 10013
(212) 816-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Simpson
Citigroup Commercial Mortgage Securities Inc.
388 Greenwich Street, 6th Floor
New York, New York 10013
(212) 816-5343
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ryan O’Connor, Esq. Citigroup Global Markets Inc. 388 Greenwich Street, 17th Floor New York, New York 10013 Tel: 212-816-1273	Janet A. Barbiere, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019 Tel: 212-506-3522	William J. Cullen, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019 Tel: 212-506-3529

From time to time on or after the effective date of this registration statement
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [x]

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Commercial Mortgage-Backed Securities	(2)	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)	An unspecified amount of securities is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such securities in accordance with Rules 456(c) and 457(s) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

THIS PRELIMINARY PROSPECTUS, DATED [____], 20[__], IS SUBJECT TO COMPLETION

AND MAY BE AMENDED OR SUPPLEMENTED PRIOR TO TIME OF SALE

PROSPECTUS

$[___________] (Approximate)

[NAME OF ISSUING ENTITY]
(Central Index Key number _______)
Issuing Entity

Citigroup Commercial Mortgage Securities Inc.
(Central Index Key number 0001258361)

Depositor

Citi Real Estate Funding Inc.

(Central Index Key number 0001701238)

[NAMES OF OTHER SPONSORS]

(Central Index Key number _______)

Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series [_______]

The Commercial Mortgage Pass-Through Certificates, Series [___] will consist of multiple classes of certificates, including those identified on the table below which are being offered by this prospectus. The Series [___] offered certificates (together with those classes of non-offered certificates identified in this prospectus) will represent the beneficial ownership interests in the issuing entity, which will be [NAME OF ISSUING ENTITY], a New York common law trust. The issuing entity’s primary assets will be [a pool of [fixed] [floating] rate commercial mortgage loans [and one subordinate trust companion loan], which are generally the sole source of payment on the certificates. Credit enhancement will be provided [solely] by certain classes of subordinate certificates that will be subordinate to certain classes of senior certificates as described under “Description of the Certificates—Subordination; Allocation of Realized Losses”. Each class of certificates will be entitled to receive monthly distributions of interest and/or principal on the [_] business day following the [_] day of each month (or if the [_] is not a business day, the next business day), commencing in [IDENTIFY FIRST DISTRIBUTION MONTH/YEAR]. [SPECIFY ANY OTHER INTERVAL] The rated final distribution date for the certificates is [IDENTIFY RATED FINAL DISTRIBUTION DATE]. [INCLUDE BRIEF DESCRIPTON OF ANY DERIVATIVES INSTRUMENT AND IDENTIFY ANY SWAP COUNTERPARTY AS REQUIRED BY ITEM 1102(h) OF REGULATION AB]

Classes of Offered Certificates	Initial Certificate Principal Balance or Notional Amount	Initial Pass-Through Rate	Pass-Through Rate Description
[LIST OFFERED CLASSES- ADD FOOTNOTES]

(Footnotes to table begin on page [__])

You should carefully consider the risk factors beginning on page [48] of this prospectus.

Neither the Series [_______] certificates nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or any other person or entity.

The Series [_______] certificates will represent interests in and obligations of the issuing entity only and will not represent the obligations of or interests in the depositor, the sponsors or any of their respective affiliates.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFERED CERTIFICATES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE DEPOSITOR WILL NOT LIST THE OFFERED CERTIFICATES ON ANY SECURITIES EXCHANGE OR ANY AUTOMATED QUOTATION SYSTEM OF ANY NATIONAL SECURITIES ASSOCIATION.

The offered certificates will be offered by Citigroup Global Markets Inc. and [NAMES OF OTHER UNDERWRITERS] when, as and if issued by the issuing entity, delivered to and accepted by the underwriters and subject to each underwriter’s right to reject orders in whole or in part. The underwriters will offer the offered certificates to prospective investors from time to time in negotiated transactions or otherwise at varying prices determined at the time of sale, plus, in certain cases, accrued interest, determined at the time of sale. Citigroup Global Markets Inc. and [NAME OF CO-LEAD MANAGING UNDERWRITER] are acting as co-lead managers and joint bookrunners in the following manner: Citigroup Global Markets Inc. is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates and [______] is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates. [______] is acting as a co-manager and as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates.

The underwriters expect to deliver the offered certificates to purchasers in book-entry form only through the facilities of The Depository Trust Company in the United States and Clearstream Banking, société anonyme and Euroclear Bank SA/NV, as operator of the Euroclear System, in Europe against payment in New York, New York on or about [CLOSING DATE]. Citigroup Commercial Mortgage Securities Inc. expects to receive from this offering approximately [____]% of the aggregate principal balance of the offered certificates, plus accrued interest from [FIRST DATE OF FIRST INTEREST ACCRUAL PERIOD], before deducting expenses payable by the depositor.

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in “Risk Factors—Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates”). See also “Legal Investment”.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
[CLASS OF MORTGAGE BACKED SECURITIES]	$[________]	100%	$[________]	$[________]

(1)	Calculated in accordance with Rule 457(s) under the Securities Act of 1933, as amended.

[NOTE:  ONLY CLASSES THAT ARE NOT UTILIZING REGISTRATION FEES PAID IN CONNECTION WITH THE PRIOR REGISTRATION STATEMENT (AND THEREFORE REQUIRE A CURRENT PAYMENT OF A REGISTRATION FEE) WILL BE LISTED ON THE ABOVE TABLE]

Citigroup	[_____________]

Co-Lead Managers and Joint Bookrunners

[____________]

Co-Manager

[_____]     , 20[____]

[Inside Front Cover]

[Map/Mortgaged Property Photos Page]

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Summary of Certificates

[SPECIFIC CLASSES AND RELATED FOOTNOTES WILL BE SET FORTH IN THE PROSPECTUS]

Class	Initial Class Certificate Balance or Notional Amount(1)	Approximate Initial Credit Support(2)	Pass-Through Rate Description	Approximate Initial Pass-Through Rate	Weighted Average Life (Yrs.)(4)	Principal Window(4)
Offered Certificates
[LIST SPECIFIC OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]
Non-Offered Certificates [LIST SPECIFIC NON-OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]

[SAMPLE FOOTNOTES ARE SET FORTH BELOW.]

(1)	Approximate, subject to a permitted variance of plus or minus [5]%.

(2)	The approximate initial credit support percentages set forth for the certificates are approximate and, for the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates, are represented in the aggregate. [The [LOAN-SPECIFIC CLASS] certificates will only provide subordination with respect to losses and shortfalls on the [NAME OF LOAN] mortgage loan.] The approximate initial credit support percentages for each class of certificates presented in the table do not include the related subordinate interest of the trust subordinate companion loan.

(3)	The assumed final distribution dates set forth in this prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”.

(4)	The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a principal balance are based on the assumptions set forth under “Yield, Prepayment and Maturity Considerations—Weighted Average Life of the Offered Certificates” and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates [or anticipated repayment dates] of the mortgage loans.

(5)	The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the aggregate of the certificate balances of the Class [__] and Class [__] certificates [and the Class [__] trust component]. The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the certificate balance of the Class [__] certificates [and the Class [__] and Class [__] trust components]. The [INTEREST-ONLY CLASSES] certificates will not be entitled to distributions of principal.

(6)	The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months for the related distribution date), over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See “Description of the Certificates—Distributions—Pass-Through Rates”.

(7)	[Note: the deal-specific class designations for the exchangeable certificates and the certificates for which they may be exchanged, included for illustrative purposes only, are Class [A], Class [B], Class [C] and Class [EC]. The identity and number of exchangeable classes may vary.] The Class [A], Class [B], and Class [C] certificates may be exchanged for the Class [EC] certificates, and Class [EC] certificates may be exchanged for the Class [A], Class [B], and Class [C] certificates.

(8)	On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] trust components, which will have outstanding certificate balances on the closing date of $[_____], $[_____] and $[_____], respectively. The Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will, at all times, represent undivided beneficial ownership interests in a grantor trust that will hold such trust components. The respective classes of the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding certificate balances of the Class [A], Class [B], and Class [C] trust components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [EC] certificates or any exchange of Class [EC] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interest of the outstanding certificate balances of the Class [A], Class [B], and Class [C] trust components that is represented by the Class [A], Class [B], and Class [C] certificates, on the one hand, and the Class [EC] certificates, on the other hand, will be increased or decreased accordingly. The initial certificate balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum principal balance of such class without giving effect to any issuance of Class [EC] certificates. The initial certificate balance of the Class [EC] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of Class [A], Class [B], and Class [C] certificates, representing the maximum certificate balance of the Class [EC] certificates that could be issued in an exchange. The certificate balances of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the certificate balance of the Class [EC] certificates issued on the closing date.

(9)	The initial subordination levels for the Class [A], Class [B] and Class [C] certificates and Class [EC] certificates are equal to the subordination level of the underlying Class [A], Class [B] or Class [C] trust component, as applicable. Although the Class [EC] certificates are listed below the Class [__] and the Class [__] certificates in the chart, the Class [EC] certificates’ payment entitlements and subordination priority will be a result of the payment entitlements and subordination priority at each level of the related component classes of Class [A], Class [B], and Class [C] certificates. For purposes of determining the approximate initial credit support for Class [EC] certificates, the calculation is based on the aggregate initial class certificate balance of the Class [A], Class [B], and Class [C] certificates as if they were a single class.

3

(10)	[The Class [EC] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [EC] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates, respectively.]

(11)	[The pass-through rate of the Class [__] certificates on each distribution date will be a per annum rate equal to the lesser of (i) the pass-through rate for such Class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See “Description of the Certificates—Distributions—Pass-Through Rates”.]

(12)	[The pass-through rate of the Class [__] certificates on each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See “Description of the Certificates—Distributions—Pass-Through Rates”.]

(13)	[The pass-through rate for the Class [__] certificates on each distribution date be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%. See “Description of the Certificates—Distributions—Pass-Through Rates”.]

[#]	[Insert description of pass-through rates for other offered certificates.]

(15)	The [LOAN-SPECIFIC CLASS] certificates will only receive distributions from, and will only incur losses with respect to, the trust subordinate companion loan related to the [______] mortgage loan.

(16)	For any distribution date, the pass-through rate on the [LOAN-SPECIFIC CLASS] certificates will be [TO BE DESCRIBED].

(17)	The Class R and Class [ARD] certificates are not represented in the above table.

[(18)]	[In satisfaction of [a portion of] the risk retention obligations of [____________] (as retaining sponsor(as defined in Regulation RR)) with respect to this transaction, all of the Class [___] [and Class [___]] certificates (collectively, the “HRR Certificates”) in the aggregate initial certificate balance of approximately $[__________], which will collectively constitute an “eligible horizontal residual interest” (as defined in Regulation RR), are expected to be purchased and retained by [____________] in accordance with the credit risk retention rules applicable to this securitization transaction. See “U.S. Credit Risk Retention”.][INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]

[(19)]	[[____________], as retaining sponsor (as defined in Regulation RR), is expected to acquire (or cause one or more other retaining parties to acquire) from the depositor, on the closing date for this transaction, portions of an “eligible vertical interest” (as defined in Regulation RR) [in the form of a “single vertical security” (as defined in Regulation RR) with an initial certificate balance of approximately $[_________] (the “VRR Interest”), which is expected to represent approximately [__]% of the aggregate initial certificate balance of all of the “ABS interests” (as defined in Regulation RR) issued by the issuing entity on the closing date][in the form of [__]% of each and every class of certificates [(other than the Class R certificates)] issued by the issuing entity on the closing date (such [__]% portions of all classes of certificates (other than the Class R certificates, in the aggregate, the “VRR Interest”)]. The VRR Interest will be retained by certain retaining parties in accordance with the credit risk retention rules applicable to this securitization transaction. See “U.S. Credit Risk Retention”. The VRR Interest is a class of certificates.] [INCLUDE FOR TRANSACTIONS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST IN THE FORM OF A SINGLE VERTICAL SECURITY]

[(20)]	[Although it does not have a specified pass-through rate (other than for tax reporting purposes), the effective interest rate for the VRR Interest will be the weighted average of the net mortgage interest rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as in effect from time to time.] [INCLUDE FOR TRANSACTIONS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A SINGLE VERTICAL SECURITY]

[(21)]	[[____________], as retaining sponsor(as defined in Regulation RR), is expected to acquire (or cause one or more other retaining parties to acquire) from the depositor, on the closing date for this transaction, portions of an “eligible horizontal residual interest” (as defined in Regulation RR) consisting of all of the Class [___] [and Class [___]] certificates (collectively, the “HRR Certificates”) in the aggregate initial certificate balance of approximately $[__________], which is expected to represent approximately [__]% of the aggregate fair value of all ceritifcates issued by the iussing entity. The HRR Interest will be retained by certain retaining parties in accordance with the credit risk retention rules applicable to this securitization transaction. See “U.S. Credit Risk Retention”.] [INCLUDE FOR TRANSACTIONS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST]

[ADD APPLICABLE FOOTNOTES IN THE EVENT THE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST IN THE FORM OF AN INTEREST IN EACH CLASS OF CERTIFICATES’

The [NON-OFFERED CLASSES] certificates are not offered by this prospectus. Any information in this prospectus concerning certificates other than the offered certificates is presented solely to enhance your understanding of the offered certificates.

4

TABLE OF CONTENTS

Summary of Terms	15
Risk Factors	54
Description of the Mortgage Pool	158
Transaction Parties	221
[TO BE UPDATED]	221
The Sponsors and the Mortgage Loan Sellers	229
Compensation of the Sponsors	224
The Originators [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]	229
The Depositor	230
The Issuing Entity	230
The Trustee	231
The Certificate Administrator	232
Servicers	233
The Operating Advisor	236
The Asset Representations Reviewer	236
Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties	237
U.S. CREDIT RISK RETENTION	238
[Qualifying CRE Loans	241
[Determination of Amount of Required Horizontal Credit Risk Retention	244
Representations and Warranties	252
[Qualifying CRE Loans	252
[EU Securitization Risk Retention Requirements	253
DESCRIPTION OF THE CERTIFICATES	255
General	255
Exchangeable Certificates	258
Distributions	260
Allocation of Yield Maintenance Charges and Prepayment Premiums	270
Assumed Final Distribution Date; Rated Final Distribution Date	270
Prepayment Interest Shortfalls	271
Subordination; Allocation of Realized Losses	272
Reports to Certificateholders; Certain Available Information	274
Voting Rights	283
Delivery, Form, Transfer and Denomination	284
Certificateholder Communication	287
The MORTGAGE LOAN PURCHASE AgreementS	288
Sale of Mortgage Loans; Mortgage File Delivery	288
Representations and Warranties	292
Cures, Repurchases and Substitutions	293
Dispute Resolution Provisions	296
Asset Review Obligations	296
The Pooling and Servicing Agreement	297
General	297
Certain Considerations Regarding the Outside Serviced Loan Combinations	300
Assignment of the Mortgage Loans	301
Servicing of the Mortgage Loans	302
Subservicing	305
Advances	306
Accounts	310
Withdrawals from the Collection Account	312
Application of Loss of Value Payments	313
Servicing and Other Compensation and Payment of Expenses	314
Application of Penalty Charges and Modification Fees	326
Enforcement of Due-On-Sale and Due-On-Encumbrance Clauses	327
Appraisal Reduction Amounts	328
Inspections	333
Evidence as to Compliance	333
Resignation of Master Servicer, Trustee, Certificate Administrator, Operating Advisor or Asset Representations Reviewer Upon Prohibited Risk Retention Affiliation	334
Limitation on Liability; Indemnification	335
Servicer Termination Events	338
Rights Upon Servicer Termination Event	339
Waivers of Servicer Termination Events	341
Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event	341
Resignation of the Master Servicer, the Special Servicer and the Operating Advisor	344
Qualification, Resignation and Removal of the Trustee and the Certificate Administrator	345
Amendment	346
Realization Upon Mortgage Loans	348
Directing Holder	356
Operating Advisor	362
Asset Status Reports	369
The Asset Representations Reviewer	371
Dispute Resolution Provisions	379
Rating Agency Confirmations	383
Termination; Retirement of Certificates	384
Optional Termination; Optional Mortgage Loan Purchase	385
[Servicing of the Outside Serviced Mortgage Loans	385
[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]	391
[General	391

The Swap Contract	392
Significance Percentage	393
Termination Payments	393
The Swap Counterparty	394
Use of Proceeds	394
Yield, Prepayment and Maturity Considerations	394
Yield	394
Yield on the [OFFERED INTEREST-ONLY CLASSES] Certificates	397
Weighted Average Life of the Offered Certificates	398
Price/Yield Tables	402
Material Federal Income Tax CONSEQUENCES	406
General	407
Qualification as a REMIC	407
Taxation of the Regular Interests	409
Taxation of the [ARD Class] Certificates	416
Taxation of the Swap Contract	417
Taxation of Class [EC] and Exchangeable Certificates	418
Taxes That May Be Imposed on a REMIC	419
Taxation of Certain Foreign Investors	420
FATCA	421
Backup Withholding	421
Information Reporting	422
3.8% Medicare Tax on “Net Investment Income”	422
Reporting Requirements	422
Tax Return Disclosure and Investor List Requirements	423
Certain State, Local AND OTHER Tax Considerations	423
ERISA Considerations	423
General	423
Plan Asset Regulations	425
Prohibited Transaction Exemptions	426
Underwriter Exemption	429
Exempt Plans	429
Insurance Company General Accounts	430
Ineligible Purchasers	430
Further Warnings	431
Consultation with Counsel	431
Tax Exempt Investors	431
Legal Investment	432
Certain Legal Aspects of the Mortgage Loans	432
General	432
Types of Mortgage Instruments	433
Installment Contracts	434
Leases and Rents	434
[Personalty	435
Foreclosure	435
Bankruptcy Issues	439
Environmental Considerations	446
Due-On-Sale and Due-On-Encumbrance Provisions	448
Junior Liens; Rights of Holders of Senior Liens	449
Subordinate Financing	449
Default Interest and Limitations on Prepayments	449
Applicability of Usury Laws	450
Americans with Disabilities Act	450
Servicemembers Civil Relief Act	450
Anti-Money Laundering, Economic Sanctions and Bribery	451
Potential Forfeiture of Assets	451
Ratings	452
Plan of Distribution (Underwriter Conflicts of Interest)	454
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	456
WHERE YOU CAN FIND MORE INFORMATION	456
FINANCIAL INFORMATION	456
Legal Matters	457
Index of Certain Defined Terms	458

Important Notice Regarding the Offered Certificates

WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE OFFERED CERTIFICATES. THIS PROSPECTUS WILL FORM A PART OF THAT REGISTRATION STATEMENT, BUT THE REGISTRATION STATEMENT INCLUDES ADDITIONAL INFORMATION. SEE “WHERE YOU CAN FIND MORE INFORMATION” IN THIS PROSPECTUS.

THERE IS CURRENTLY NO SECONDARY MARKET FOR THE OFFERED CERTIFICATES. WE CANNOT ASSURE YOU THAT A SECONDARY MARKET WILL DEVELOP OR, IF A SECONDARY MARKET DOES DEVELOP, THAT IT WILL PROVIDE HOLDERS OF THE OFFERED CERTIFICATES WITH LIQUIDITY OF INVESTMENT OR THAT IT WILL CONTINUE FOR THE TERM OF THE OFFERED CERTIFICATES. THE UNDERWRITERS CURRENTLY INTEND TO MAKE A MARKET IN THE OFFERED CERTIFICATES, BUT ARE UNDER NO OBLIGATION TO DO SO. ACCORDINGLY, PURCHASERS MUST BE PREPARED TO BEAR THE RISKS OF THEIR INVESTMENTS FOR AN INDEFINITE PERIOD. SEE “RISK FACTORS—THE CERTIFICATES MAY HAVE LIMITED LIQUIDITY AND THE MARKET VALUE OF THE CERTIFICATES MAY DECLINE”.

THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.

THE OFFERED CERTIFICATES DO NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE ORIGINATORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE CONTROLLING CLASS REPRESENTATIVE, [The Risk retention consultation party,] THE COMPANION LOAN HOLDERS (OR THEIR REPRESENTATIVES), THE UNDERWRITERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE OFFERED CERTIFICATES NOR THE MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

■	This prospectus begins with [two] introductory sections describing the certificates and the issuing entity in abbreviated form:

●	the “Certificate Summary ”, which sets forth important statistical information relating to the certificates; and

●	the “Summary of Terms”, which gives a brief introduction to the key features of the certificates and a description of the underlying mortgage loans.

Additionally, “Risk Factors” describes the material risks that apply to the certificates.

This prospectus includes cross-references to other sections in this prospectus where you can find further related discussions. The Table of Contents in this prospectus identifies the pages where these sections are located.

Certain capitalized terms are defined and used in this prospectus to assist you in understanding the terms of the offered certificates and this offering. The capitalized terms used in this prospectus are defined on the pages indicated under the caption “Index of Certain Defined Terms”.

■	In this prospectus:

●	the terms “depositor,” “we,” “us” and “our” refer to Citigroup Commercial Mortgage Securities Inc.

●	references to “lender” or “mortgage lender” with respect to the mortgage loans generally should be construed to mean, from and after the date of initial issuance of the offered certificates, the trustee on behalf of the issuing entity as the holder of record title to the mortgage loans or the master servicer or the special servicer, as applicable, with respect to the obligations and rights of the lender as described under “The Pooling and Servicing Agreement”.

●	unless otherwise specified or otherwise indicated by the context, (i) references to a mortgaged property (or portfolio of mortgaged properties) by name refer to such mortgaged property (or portfolio of mortgaged properties) so identified on Annex A, (ii) references to a mortgage loan by name refer to such mortgage loan secured by the related mortgaged property (or portfolio of mortgaged properties) so identified on Annex A, (iii) any parenthetical with a percentage next to the name of a mortgaged property (or the name of a portfolio of mortgaged properties) indicates the approximate percentage (or approximate aggregate percentage) that the outstanding principal balance of the related mortgage loan (or, if applicable, the allocated loan amount with respect to such mortgaged property) represents of the aggregate outstanding principal balance of the pool of mortgage loans as of the cut-off date for this securitization (the foregoing will also apply to the identification of multiple mortgaged properties by name or as a group), and (iv) any parenthetical with a percentage next to the name of a mortgage loan or a group of mortgage loans indicates the approximate percentage (or approximate aggregate percentage) that the outstanding principal balance of such mortgage loan or the aggregate outstanding principal balance of such group of mortgage loans, as applicable, represents of the aggregate outstanding principal balance of the pool of mortgage loans as of the cut-off date for this securitization (the foregoing will also apply to the identification of multiple mortgage loans by name or as a group).

The Annexes attached to this prospectus are incorporated into and made a part of this prospectus.

UNITED KINGDOM

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT:

(A)   IN THE UNITED KINGDOM, IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (THE “FSMA”)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE OFFERED CERTIFICATES IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE DEPOSITOR OR THE ISSUING ENTITY; AND

(B)   IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE OFFERED CERTIFICATES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

NOTICE TO UNITED KINGDOM INVESTORS

THE ISSUING ENTITY MAY CONSTITUTE A “COLLECTIVE INVESTMENT SCHEME" AS DEFINED BY SECTION 235 OF THE FSMA THAT IS NOT A “RECOGNIZED COLLECTIVE INVESTMENT SCHEME" FOR THE PURPOSES OF THE FSMA AND THAT HAS NOT BEEN AUTHORIZED, REGULATED OR OTHERWISE RECOGNIZED OR APPROVED. AS AN UNREGULATED SCHEME, THE OFFERED CERTIFICATES CANNOT BE MARKETED IN THE UNITED KINGDOM TO THE GENERAL PUBLIC, EXCEPT IN ACCORDANCE WITH THE FSMA.

THE DISTRIBUTION OF THIS PROSPECTUS (A) IF MADE BY A PERSON WHO IS NOT AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE FINANCIAL PROMOTION ORDER OR (IV) ARE ANY OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE MADE UNDER THE FINANCIAL PROMOTION ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “FPO PERSONS”); AND (B) IF MADE BY A PERSON WHO IS AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 14(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) (EXEMPTIONS) ORDER 2001 (THE “PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER”), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 22(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER, OR (IV) PERSONS TO WHOM THE ISSUING ENTITY MAY LAWFULLY BE PROMOTED IN ACCORDANCE WITH RULE 4.12 OF THE UK FINANCIAL CONDUCT AUTHORITY’S CONDUCT OF BUSINESS SOURCEBOOK (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “PCIS PERSONS” AND, TOGETHER WITH THE FPO PERSONS, THE “RELEVANT PERSONS”).

THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED CERTIFICATES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. ANY PERSONS OTHER THAN RELEVANT PERSONS SHOULD NOT ACT OR RELY ON THIS PROSPECTUS.

POTENTIAL INVESTORS IN THE UNITED KINGDOM ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UNITED KINGDOM REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE OFFERED CERTIFICATES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UNITED KINGDOM FINANCIAL SERVICES COMPENSATION SCHEME.

NOTICE TO RESIDENTS WITHIN EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW).

THE CERTIFICATES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE 2002/92/EC (THE INSURANCE MEDIATION DIRECTIVE), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN THE PROSPECTUS DIRECTIVE.

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF CERTIFICATES IN ANY MEMBER STATE OF THE EEA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL ONLY BE MADE TO A LEGAL ENTITY WHICH IS A QUALIFIED INVESTOR UNDER THE PROSPECTUS DIRECTIVE (“QUALIFIED INVESTORS”). ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO QUALIFIED INVESTORS. NEITHER THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF CERTIFICATES OTHER THAN TO QUALIFIED INVESTORS. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

EUROPEAN ECONOMIC AREA SELLING RESTRICTIONS

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY CERTIFICATES TO ANY RETAIL INVESTOR IN THE EEA. FOR THE PURPOSES OF THIS PROVISION:

●	THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:

(A)      A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”);

(B)      A CUSTOMER WITHIN THE MEANING OF DIRECTIVE 2002/92/EC (THE INSURANCE MEDIATION DIRECTIVE) AS AMENDED, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR

(C)      NOT A QUALIFIED INVESTOR AS DEFINED IN DIRECTIVE 2003/71/EC (THE PROSPECTUS DIRECTIVE) AS AMENDED; AND

●	THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE CERTIFICATES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE THE CERTIFICATES.

PEOPLE’S REPUBLIC OF CHINA

THE OFFERED CERTIFICATES WILL NOT BE OFFERED OR SOLD IN THE PEOPLE’S REPUBLIC OF CHINA (EXCLUDING HONG KONG, MACAU AND TAIWAN, THE “PRC”) AS PART OF THE INITIAL DISTRIBUTION OF THE OFFERED CERTIFICATES.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE PRC TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION IN THE PRC.

THE DEPOSITOR DOES NOT REPRESENT THAT THIS PROSPECTUS MAY BE LAWFULLY DISTRIBUTED, OR THAT ANY OFFERED CERTIFICATES MAY BE LAWFULLY OFFERED, IN COMPLIANCE WITH ANY APPLICABLE REGISTRATION OR OTHER REQUIREMENTS IN THE PRC, OR PURSUANT TO AN EXEMPTION AVAILABLE THEREUNDER, OR ASSUME ANY RESPONSIBILITY FOR FACILITATING ANY SUCH DISTRIBUTION OR OFFERING. IN PARTICULAR, NO ACTION HAS BEEN TAKEN BY THE DEPOSITOR WHICH WOULD PERMIT AN OFFERING OF ANY OFFERED CERTIFICATES OR THE DISTRIBUTION OF THIS PROSPECTUS IN THE PRC. ACCORDINGLY, THE OFFERED CERTIFICATES ARE NOT BEING OFFERED OR SOLD WITHIN THE PRC BY MEANS OF THIS PROSPECTUS OR ANY OTHER DOCUMENT. NEITHER THIS PROSPECTUS NOR ANY ADVERTISEMENT OR OTHER OFFERING MATERIAL MAY BE DISTRIBUTED OR PUBLISHED IN THE PRC, EXCEPT UNDER CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS.

HONG KONG

NO PERSON HAS ISSUED OR HAD IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, OR WILL ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE OFFERED CERTIFICATES, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO OFFERED CERTIFICATES WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO “PROFESSIONAL INVESTORS” WITHIN THE MEANING OF THE SECURITIES AND FUTURES ORDINANCE (CAP. 571 OF THE LAWS OF HONG KONG) AND ANY RULES OR REGULATIONS MADE UNDER THAT ORDINANCE.

THE OFFERED CERTIFICATES (IF THEY ARE NOT A “STRUCTURED PRODUCT” AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP.  571 OF THE LAWS OF HONG KONG) HAVE NOT BEEN OFFERED OR SOLD AND WILL NOT BE OFFERED OR SOLD, BY MEANS OF ANY DOCUMENT, OTHER THAN (A) TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571 OF THE LAWS OF HONG KONG) AND ANY RULES OR REGULATIONS MADE UNDER THAT ORDINANCE, OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT CONSTITUTING A “PROSPECTUS” AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32 OF THE LAWS OF HONG KONG) OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE COMPANIES ORDINANCE (CAP. 622 OF THE LAWS OF HONG KONG). FURTHER, THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES AND FUTURES COMMISSION OF HONG KONG OR ANY OTHER REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFERING CONTEMPLATED IN THIS PROSPECTUS. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

SINGAPORE

NEITHER THIS PROSPECTUS NOR ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH ANY OFFER OF THE OFFERED CERTIFICATES HAS BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE (“MAS”) UNDER THE SECURITIES AND FUTURES ACT (CAP. 289) OF SINGAPORE (THE “SFA”). ACCORDINGLY, MAS ASSUMES NO RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT A PROSPECTUS AS DEFINED IN THE SFA AND STATUTORY LIABILITY UNDER THE SFA IN RELATION TO THE CONTENTS OF PROSPECTUSES

WOULD NOT APPLY. THE PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY WHETHER THE INVESTMENT IS SUITABLE FOR IT.

THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE OFFERED CERTIFICATES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THE OFFERED CERTIFICATES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA (“INSTITUTIONAL INVESTOR”)) UNDER SECTION 274 OF THE SFA, (II) TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA (“RELEVANT PERSON”)) PURSUANT TO SECTION 275(2) OF THE SFA, AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA; (III) TO ANY PERSON PURSUANT TO SECTION 275(1A) OF THE SFA, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA; OR (IV) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA.

UNLESS ANY OFFER OF SUCH OFFERED CERTIFICATES WAS PREVIOUSLY MADE IN OR ACCOMPANIED BY A PROSPECTUS AND WHICH ARE OF THE SAME CLASS AS OTHER OFFERED CERTIFICATES OF A CORPORATION LISTED FOR QUOTATION ON A SECURITIES EXCHANGE, ANY SUBSEQUENT OFFERS IN SINGAPORE OF OFFERED CERTIFICATES ACQUIRED PURSUANT TO AN INITIAL OFFER MADE IN RELIANCE ON AN EXEMPTION UNDER SECTION 274 OF THE SFA OR SECTION 275 OF THE SFA MAY ONLY BE MADE, PURSUANT TO THE REQUIREMENTS OF SECTION 276 OF THE SFA, FOR THE INITIAL SIX MONTH PERIOD AFTER SUCH ACQUISITION, TO PERSONS WHO ARE INSTITUTIONAL INVESTORS OR TO ACCREDITED INVESTORS (AS DEFINED IN SECTION 4A OF THE SFA (“ACCREDITED INVESTOR”)) OR RELEVANT PERSONS OR TO SUCH PERSONS PURSUANT TO AN OFFER REFERRED TO UNDER SECTION 275(1A) OF THE SFA. ANY TRANSFER AFTER SUCH INITIAL SIX MONTH PERIOD IN SINGAPORE SHALL BE MADE, PURSUANT TO THE REQUIREMENTS OF SECTION 257 OF THE SFA, IN RELIANCE ON ANY APPLICABLE EXEMPTION UNDER SUBDIVISION (4) OF DIVISION 1 OF PART XIII OF THE SFA (OTHER THAN SECTION 280 OF THE SFA).

IN ADDITION TO THE ABOVE, WHERE THE OFFERED CERTIFICATES ARE SUBSCRIBED OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS:

(A)	A CORPORATION (WHICH IS NOT AN ACCREDITED INVESTOR) THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND THE ENTIRE SHARE CAPITAL OF WHICH IS OWNED BY ONE OR MORE INDIVIDUALS, EACH OF WHOM IS AN ACCREDITED INVESTOR; OR

(B)	A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY IS AN ACCREDITED INVESTOR,

SECURITIES (AS DEFINED IN SECTION 239(1) OF THE SFA) OF THAT CORPORATION OR THE BENEFICIARIES’ RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR SIX MONTHS AFTER THAT CORPORATION OR THAT TRUST HAS ACQUIRED THE OFFERED CERTIFICATES UNDER SECTION 275 OF THE SFA EXCEPT:

(1)	TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON, OR TO ANY PERSON ARISING FROM AN OFFER REFERRED TO IN SECTION 275(1A) OR SECTION 276(4)(i)(B) OF THE SFA;

(2)	WHERE NO CONSIDERATION IS GIVEN FOR THE TRANSFER; OR

(3)	WHERE THE TRANSFER IS BY OPERATION OF LAW.

NOTICE TO RESIDENTS OF THE REPUBLIC OF KOREA

THIS PROSPECTUS IS NOT, AND UNDER NO CIRCUMSTANCES IS THIS PROSPECTUS TO BE CONSTRUED AS, A PUBLIC OFFERING OF SECURITIES IN KOREA. NEITHER THE ISSUER NOR ANY OF ITS AGENTS MAKE ANY REPRESENTATION WITH RESPECT TO THE ELIGIBILITY OF ANY RECIPIENTS OF THIS PROSPECTUS TO ACQUIRE THE OFFERED CERTIFICATES UNDER THE LAWS OF KOREA, INCLUDING, BUT WITHOUT LIMITATION, THE FOREIGN EXCHANGE TRANSACTION LAW AND

REGULATIONS THEREUNDER (THE “FETL”). THE OFFERED CERTIFICATES HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF KOREA FOR PUBLIC OFFERING IN KOREA, AND NONE OF THE OFFERED CERTIFICATES MAY BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, OR OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY IN KOREA OR TO ANY RESIDENT OF KOREA EXCEPT PURSUANT TO THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT AND THE DECREES AND REGULATIONS THEREUNDER (THE “FSCMA”), THE FETL AND ANY OTHER APPLICABLE LAWS, REGULATIONS AND MINISTERIAL GUIDELINES IN KOREA. WITHOUT PREJUDICE TO THE FOREGOING, THE NUMBER OF OFFERED CERTIFICATES OFFERED IN KOREA OR TO A RESIDENT OF KOREA SHALL BE LESS THAN FIFTY AND FOR A PERIOD OF ONE YEAR FROM THE ISSUE DATE OF THE OFFERED CERTIFICATES, NONE OF THE OFFERED CERTIFICATES MAY BE DIVIDED RESULTING IN AN INCREASED NUMBER OF OFFERED CERTIFICATES. FURTHERMORE, THE OFFERED CERTIFICATES MAY NOT BE RESOLD TO KOREAN RESIDENTS UNLESS THE PURCHASER OF THE OFFERED CERTIFICATES COMPLIES WITH ALL APPLICABLE REGULATORY REQUIREMENTS (INCLUDING, BUT NOT LIMITED TO, GOVERNMENT REPORTING APPROVAL REQUIREMENTS UNDER THE FETL AND ITS SUBORDINATE DECREES AND REGULATIONS) IN CONNECTION WITH THE PURCHASE OF THE OFFERED CERTIFICATES.

JAPAN

THE OFFERED CERTIFICATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE “FIEL”), AND DISCLOSURE UNDER THE FIEL HAS NOT BEEN AND WILL NOT BE MADE WITH RESPECT TO THE OFFERED CERTIFICATES. ACCORDINGLY, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD AND WILL NOT, DIRECTLY OR INDIRECTLY, OFFER OR SELL ANY CERTIFICATES IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (WHICH TERM AS USED IN THIS PROSPECTUS MEANS ANY PERSON RESIDENT IN JAPAN, INCLUDING ANY CORPORATION OR OTHER ENTITY ORGANIZED UNDER THE LAWS OF JAPAN) OR TO OTHERS FOR RE-OFFERING OR RE-SALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEL AND OTHER RELEVANT LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN.

NOTICE TO RESIDENTS OF CANADA

THE CERTIFICATES MAY BE SOLD ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE OFFERED CERTIFICATES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

FORWARD-LOOKING STATEMENTS

In this prospectus, we use certain forward-looking statements. These forward-looking statements are found in the material, including each of the tables, set forth under “Risk Factors” and “Yield, Prepayment and Maturity Considerations”. Forward-looking statements are also found elsewhere in this prospectus and include words like “expects,” “intends,” “anticipates,” “estimates” and other similar words. These statements are intended to convey our projections or expectations as of the date of this prospectus. These statements are inherently subject to a variety of risks and uncertainties. Actual results could differ materially from those we anticipate due to changes in, among other things:

●	economic conditions and industry competition,

●	political and/or social conditions, and

●	the law and government regulatory initiatives.

We will not update or revise any forward-looking statement to reflect changes in our expectations or changes in the conditions or circumstances on which these statements were originally based.

Summary of Terms

The following is only a summary of selected information in this prospectus. It does not contain all of the information you need to consider in making your investment decision. More detailed information appears elsewhere in this prospectus. To understand all of the terms of the offered certificates, read carefully this entire document. See “Index of Certain Defined Terms” for definitions of capitalized terms.

General

Title of Certificates	[NAME OF ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, Series [_______].

Relevant Parties

Depositor	Citigroup Commercial Mortgage Securities Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. As depositor, Citigroup Commercial Mortgage Securities Inc. will acquire the mortgage loans from the sponsors and transfer them to the issuing entity. The depositor’s address is 390 Greenwich Street, New York, New York 10013 and its telephone number is (212) 816-5343. See “Transaction Parties—The Depositor."

Issuing Entity	[NAME OF ISSUING ENTITY], a New York common law trust to be established on the closing date of this securitization transaction under the pooling and servicing agreement, to be dated as of [_____________], between the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor and the asset representations reviewer. See “Transaction Parties—The Issuing Entity”.

Sponsors	The sponsors of this transaction are:

●	Citi Real Estate Funding Inc., a New York corporation; and

●	[NAMES OF OTHER SPONSORS].

[The sponsors are sometimes also referred to in this prospectus as the “mortgage loan sellers.]

The sponsors originated or acquired the mortgage loans and will transfer the mortgage loans to the depositor as set forth in the following chart:

Mortgage Loan Sellers

Mortgage Loan Seller	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[Citi Real Estate Funding Inc.]		$	%
[LOAN SELLER]
[LOAN SELLER]
Total		$	100.0%

[INSERT APPROPRIATE FOOTNOTES]

See “Transaction Parties—The Sponsors and the Mortgage Loan Sellers”.

[In addition, [NAME OF LOAN SELLER] will also transfer to the depositor a subordinate companion loan relating to the [NAME OF LOAN COMBINATION] mortgage loan, as described below under “—The Mortgage Pool—The Loan Combinations”.]

Originators	[ADD DISCLOSURE REGARDING ANY ORIGINATOR THAT IS NOT A SPONSOR IF REQUIRED UNDER ITEM 1110]:

See “Transaction Parties—The Originators.”]

Master Servicer	[NAME OF MASTER SERVICER] will be the master servicer and, in general, will be responsible for the master servicing and administration of the mortgage loans and the related companion loans pursuant to the pooling and servicing agreement for this transaction (other than mortgage loans and companion loans that are or become part of outside serviced loan combinations and that are currently, or become in the future, serviced under an outside servicing agreement as indicated in the table titled “Outside Serviced Mortgage Loans Summary” under “—Relevant Parties—Outside Servicers, Outside Special Servicers, Outside Trustees and Outside Custodians” below). The offices of the master servicer are located at [INSERT ADDRESS]. See “Transaction Parties—Servicers—The Master Servicer” and “The Pooling and Servicing Agreement—Servicing of the Mortgage Loans”.

Any mortgage loans transferred to the issuing entity, related companion loans and related loan combinations that are serviced under the pooling and servicing agreement are referred to as “serviced mortgage loans,” “serviced companion loans” and “serviced loan combinations,” respectively. A serviced mortgage loan and a serviced companion loan may each also be referred to in this prospectus as a “serviced loan.” Any loan combination(s) (including the subject mortgage loan(s) transferred to the issuing entity and the related companion loan(s)) that are not serviced under the pooling and servicing agreement but are instead serviced under a separate pooling and servicing agreement, trust and servicing agreement or other servicing arrangement (in any such case, an "outside servicing agreement") for the securitization of one or more related companion loans, are referred to as “outside serviced loan combinations,” “outside serviced mortgage loans” and “outside serviced companion loans,” respectively. An outside serviced mortgage loan and an outside serviced companion loan may each also be referred to in this prospectus as an “outside serviced loan.”

[The mortgage loan secured by the mortgaged property identified on Annex A to this prospectus as [________], is part of a loan combination that will initially be serviced pursuant to the pooling and servicing agreement for this securitization transaction. However, upon the inclusion of the related controlling pari passu companion loan in a future securitization transaction, the servicing of the related loan combination will shift to the servicing agreement (which will then become an outside servicing agreement) governing that future securitization transaction. Accordingly, the [________] mortgage loan, the related companion loan(s) and the related loan combination will be: (i) a serviced mortgage loan, serviced companion loan(s) and a serviced loan combination, respectively, prior to any such shift in servicing; and (ii) an outside serviced mortgage loan, outside serviced companion loan(s) and an outside serviced loan combination, respectively, after the related shift in servicing occurs. The [________] mortgage loan, the related companion loan(s) and the related loan combination are sometimes referred to as a “servicing shift mortgage loan”, “servicing shift companion loan(s)” and a

“servicing shift loan combination”, respectively.]

See the chart entitled “Loan Combination Summary” under “The Mortgage Pool—Loan Combinations” below in this summary and the chart entitled “Servicing of the Loan Combinations” under “The Pooling and Servicing Agreement—General” below for a listing of the serviced loan combinations, outside serviced loan combinations and servicing shift loan combinations.

[OTHER SERVICERS] [ADD DISCLOSURE REGARDING OTHER APPLICABLE SERVICERS]

The servicer(s) of the outside serviced mortgage loan(s) (to the extent definitively identified) are set forth in the table titled “Outside Serviced Mortgage Loans Summary” under “—Relevant Parties—Outside Servicers, Outside Special Servicers, Outside Trustees and Outside Custodians” below. See “Transaction Parties—Servicers—The Outside Servicers and the Outside Special Servicers” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Special Servicer	[NAME OF SPECIAL SERVICER] will be the initial special servicer with respect to the serviced mortgage loans (other than any excluded special servicer mortgage loan) and the related serviced companion loans. The special servicer will be primarily responsible for (i) making decisions and performing certain servicing functions with respect to such serviced mortgage loans and related companion loans as to which a special servicing transfer event (such as a default or an imminent default) has occurred, as well as any related REO properties acquired on behalf of the issuing entity and any related companion loan holders, and (ii) in certain circumstances, reviewing, evaluating, processing and providing or withholding consent as to certain major decisions and other transactions relating to such serviced mortgage loans and related companion loans for which a special servicing transfer event has not occurred, in each case pursuant to the pooling and servicing agreement for this transaction. The primary servicing office of the special servicer is located at [INSERT ADDRESS]. See “Transaction Parties—Servicers—The Special Servicer” and “The Pooling and Servicing Agreement—Servicing of the Mortgage Loans”, and “—Servicing and Other Compensation and Payment of Expenses”.

If the special servicer, to its knowledge, becomes a borrower party (as defined under “—Directing Holder / Controlling Class Representative” below) with respect to any mortgage loan (such mortgage loan, an “excluded special servicer mortgage loan”), it will be required to resign with respect to the servicing of that mortgage loan. The controlling class representative (prior to the occurrence and continuance of a control termination event (as described under “—Directing Holder / Controlling Class Representative” below)) will be entitled to appoint a separate special servicer that is not a borrower party with respect to such excluded special servicer mortgage loan (such special servicer, an “excluded mortgage loan special servicer”) unless such excluded special servicer mortgage loan is also an excluded mortgage loan (as defined under “—Directing Holder / Controlling Class Representative” below), in which case the largest controlling class certificateholder (by certificate balance) that is not an excluded controlling class holder with respect to that mortgage loan will be entitled to appoint the excluded mortgage loan special servicer. A controlling class certificateholder that is a borrower party with respect to any mortgage loan will be an “excluded controlling class holder” with respect to that mortgage loan. See “—Directing Holder / Controlling Class Representative” below. Any excluded mortgage loan special servicer will be required to perform all of the obligations of the special servicer for the related excluded special servicer mortgage loan and will be entitled to all special servicing compensation with respect to such excluded special servicer mortgage loan earned during such time as the related mortgage loan is an excluded special servicer mortgage loan. If neither the controlling class representative nor any controlling class certificateholder is entitled to appoint an excluded mortgage loan special servicer for an excluded special servicer mortgage loan, an excluded mortgage loan special servicer will be appointed in the manner described in this prospectus and as provided under the pooling and servicing agreement. See “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event” in this prospectus

The special servicer was appointed to be the special servicer by [NAME OF “B-PIECE” BUYER], which is expected to purchase the Class [__] and [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial controlling class certificateholder and the initial directing holder with respect to the serviced loans other than any serviced outside controlled loan combination and any excluded mortgage loan. See “—Directing Holder / Controlling Class Representative” below and “The Pooling and Servicing Agreement—Directing Holder”.

The special servicer (but not the outside special servicer with respect to any outside serviced mortgage loan) may be removed in such capacity under the pooling and servicing agreement, with or without cause, as set forth under “The Pooling and Servicing Agreement—Termination of the Special Servicer Without Cause”.

The special servicer(s) of the outside serviced mortgage loan(s) (to the extent definitively identified) are set forth in the table below titled “Outside Serviced Mortgage Loans Summary” under “—Relevant Parties—Outside Servicers, Outside Special Servicers, Outside Trustees and Outside Custodians” below. See “Transaction Parties—Servicers—The Outside Servicers and the Outside Special Servicers” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

An outside special servicer may only be removed in such capacity in accordance with the terms and provisions of the applicable outside servicing agreement and the co-lender agreement governing the related outside serviced loan combination.

[Primary Servicer	ADD DISCLOSURE REGARDING PRIMARY SERVICER AS REQUIRED BY ITEM 1108 OF REGULATION AB IF IT PRIMARY SERVICES GREATER THAN 10% OF THE MORTGAGE POOL (BY BALANCE) OR IS AN AFFILIATE OF A SPONSOR.]

Trustee	[NAME OF TRUSTEE] will act as trustee. The corporate trust office of the trustee is located at [INSERT ADDRESS]. Following the transfer of the mortgage loans and the trust subordinate companion loan to the issuing entity, the trustee, on behalf of the issuing entity, will become the mortgagee of record for each mortgage loan (other than any outside serviced mortgage loan) and the related companion loans (including the trust subordinate companion loan to be held by the issuing entity); except that, with respect to each servicing shift loan combination, the trustee will not become the mortgagee of record unless the related servicing shift does not occur within 180 days after the closing date or the loan combination becomes specially serviced prior to the related servicing shift. Upon the occurrence of the related servicing shift with respect to any servicing shift loan combination, the trustee of the securitization of the related controlling pari passu companion loan will become the mortgagee of record. In addition, subject to the terms of the pooling and servicing agreement, the trustee will be primarily responsible for back-up advancing. See “Transaction Parties—The Trustee” and “The Pooling and Servicing Agreement”.

The trustee(s) with respect to the outside serviced mortgage loan(s) (to the extent definitively identified) are set forth in the table titled “Outside Serviced Mortgage Loans Summary” under “—Relevant Parties—Outside Servicers, Outside Special Servicers, Outside Trustees and Outside Custodians” below. See “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Certificate Administrator	[NAME OF CERTIFICATE ADMINISTRATOR] will initially act as certificate administrator. The certificate administrator will also be required to act as custodian, certificate registrar and authenticating agent. The office of the certificate administrator is located at [INSERT ADDRESS]. See “Transaction Parties—The Certificate Administrator” and “The Pooling and Servicing Agreement”.

The custodian(s) with respect to the outside serviced mortgage loan(s) (to the extent definitively identified) are set forth in the table titled “Outside Serviced Mortgage Loans Summary” under “—Relevant Parties—Outside Servicers, Outside Special Servicers, Outside Trustees and Outside Custodians” below. See “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Operating Advisor	[NAME OF OPERATING ADVISOR] will be the operating advisor. Following the occurrence and continuance of certain trigger events, the operating advisor will have (i) certain review and reporting responsibilities with respect to the performance of the special servicer, (ii) certain non-binding consultation rights with the special servicer regarding major decisions on specially serviced loans, and (iii) in certain circumstances the right to recommend to the certificateholders that the special servicer be replaced. The operating advisor will generally have no obligations or consultation rights under the pooling and servicing agreement for this transaction with respect to the outside serviced mortgage loan or any related REO property. See “Transaction Parties—The Operating Advisor” and “The Pooling and Servicing Agreement—Operating Advisor”.

Asset Representations Reviewer	[NAME OF ASSET REPRESENTATIONS REVIEWER] will be the asset representations reviewer. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of certificateholders have voted to direct a review of such delinquent mortgage loans.

See “Transaction Parties—The Asset Representations Reviewer” and “The Pooling and Servicing Agreement—The Asset Representations Reviewer”.

Outside Servicers, Outside Special

Servicers, Outside Trustees

and Outside Custodians	The following mortgage loans will or are expected to constitute the “outside serviced mortgage loans” (and the related loan combinations will or are expected to constitute the “outside serviced loan combinations”), and such mortgage loans and loan combinations will be (or, in the case of a servicing shift loan combination, following the inclusion of the applicable companion loan in a future commercial mortgage securitization transaction, will be) serviced and administered pursuant to the servicing agreement governing the securitization of the related controlling companion loan by the parties thereto, as identified in the table below:

Outside Serviced Mortgage Loans Summary[(1)]

Mortgaged Property Name	Mortgage Loan Seller(s)	Outside Servicing Agreement(2) (Date Thereof)	Mortgage Loan as Approx. % of Initial Pool Balance	Outside Servicer	Outside Special Servicer	Outside Trustee	Outside Custodian	Outside Operating Advisor	Initial Outside Controlling Class Representative(3)
[_________]	[______]	[_________] (__/__/__)	[__]%	[_________]	[_________]	[_________]	[_________]	[_________]	[_________]
[_________]	[______]	[_________] (__/__/__)	[__]%	[_________]	[_________]	[_________]	[_________]	[_________]	[_________]
[_________]	[______]	[_________] (__/__/__)	[__]%	[_________]	[_________]	[_________]	[_________].	[_________]	[_________].

(1)	[Includes servicing shift mortgage loans which, in each case, will become outside serviced mortgage loans after the related shift in servicing occurs. However, until the securitization of the related controlling pari passu companion loan, the related loan combination will be serviced and administered pursuant to the pooling and servicing agreement for this securitization transaction by the parties thereto.]

(2)	“[PSA” means pooling and servicing agreement.]

(3)	[The entity named under the indicated PSA under the heading “Outside Servicing Agreement” as the initial controlling class representative (or an equivalent term). However, the initial outside controlling class representative may instead be an affiliate of the entity listed. See “—Directing Holder / Controlling Class Representative” below.]

(4)	[The [NAME OF SERVICING SHIFT MORTGAGE LOAN] mortgage loan is a servicing shift mortgage loan that (i) will initially be serviced and administered by the master servicer and the special servicer pursuant to the pooling and servicing agreement for this securitization transaction, and (ii) upon the inclusion of the related controlling pari passu companion loan in a future commercial mortgage securitization transaction, will be an outside serviced mortgage loan, and will be serviced and administered by an outside servicer and an outside special servicer pursuant to an outside servicing agreement governing that future commercial mortgage securitization transaction. The parties to the related outside servicing agreement for the securitization of the related controlling pari passu companion loan giving rise to a servicing shift have not been definitively identified.]

(5)	[With respect to the [NAME OF SERVICING SHIFT MORTGAGE LOAN] mortgage loan, there will be no initial outside controlling class representative until the securitization of the controlling pari passu companion loan in a future commercial mortgage securitization transaction. See the “Loan Combination Controlling Notes and Non-Controlling Notes” chart under “Description of the Mortgage Pool—The Loan Combinations—General” for the identity of the related controlling note holder for the related loan combination.]

(#)	[INSERT OTHER APPROPRIATE FOOTNOTES]

Each outside servicer identified or referred to in the table above or its permitted successor is referred to in this prospectus as an “outside servicer”; each outside special servicer identified or referred to in the table above or its permitted successor is referred to in this prospectus as an “outside special servicer”; each outside trustee identified or referred to in the table above or its permitted successor is referred to in this prospectus as an “outside trustee”; each outside operating advisor identified or referred to in the table above or its permitted successor is referred to in this prospectus as an “outside operating advisor”; and each outside custodian identified or referred to in the table above or its permitted successor is referred to in this prospectus as an “outside custodian”. With respect to each outside serviced loan combination, the related outside servicer will have primary servicing responsibilities with respect to the entire loan combination, the related outside special servicer will serve as special servicer of the entire loan combination, the related outside trustee generally serves as mortgagee of record with respect to the entire loan combination, and the related outside custodian serves as custodian with respect to the mortgage loan file for the related loan combination (other than with respect to the related promissory note evidencing each related mortgage loan that will be contributed to this securitization transaction and any promissory note evidencing any related companion loan(s) not included in the subject controlling securitization transaction).

See “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

None of the master servicer or the special servicer (in each such capacity) or any other party to this securitization transaction is responsible for the performance by any party to an outside servicing agreement of its duties thereunder, including with respect to the servicing of each of the subject mortgage loans held by the issuing entity that is included in the subject outside serviced loan combination.

See “Transaction Parties—Servicers—The Outside Servicers and the Outside Special Servicers” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans.

Directing Holder / Controlling Class

Representative	The “directing holder” with respect to any mortgage loan or, if applicable, loan combination (other than an outside serviced loan combination) under the pooling and servicing agreement will be:

●	with respect to any such mortgage loan or loan combination (other than an excluded mortgage loan, the trust subordinate companion loan and any serviced loan combination as to which the controlling note is held outside the issuing entity), the controlling class representative;

●	with respect to any serviced loan combination as to which the controlling note is held outside the issuing entity (sometimes referred to in this prospectus as a “serviced outside controlled loan combination”), the holder of the related controlling note (sometimes referred to in this prospectus as an “outside controlling noteholder”); and

●	with respect to the trust subordinate companion loan, the loan-specific directing certificateholder (as described under “—Holders of the [LOAN-SPECIFIC CLASS] Certificates” below).

The “controlling class representative” under the pooling and servicing agreement will be the controlling class certificateholder or other representative selected by more than [50]% of the controlling class certificateholders (by certificate principal amount). No person may exercise any of the rights and powers of the controlling class representative with respect to an excluded mortgage loan.

The controlling class is the most subordinate class of the Class [_], Class [_] and Class [_] certificates that has an outstanding certificate balance, as notionally reduced by any cumulative appraisal reduction amount then allocable to such class, that is equal to or greater than [25]% of the initial certificate balance of that class of certificates, or if no such class meets the preceding requirement, then the Class [_] certificates will be the controlling class. The controlling class as of the Closing Date will be the Class [_] Certificates. See “Description of the Certificates—Voting Rights”. No other class of certificates will be eligible to act as the controlling class or appoint a controlling class representative.

An “excluded mortgage loan” is a mortgage loan or loan combination with respect to which the controlling class representative or a holder of more than 50% of the controlling class of certificates (by certificate balance) is (i) a borrower or mortgagor under that mortgage loan or loan combination or a manager of a related mortgaged property or an affiliate of any of the foregoing or (ii) a holder or beneficial owner of (or an affiliate of any holder or beneficial owner of) a mezzanine loan, secured by a pledge of the direct (or indirect) equity interests in the borrower under that mortgage loan or loan combination, if such mezzanine loan either (a) has been accelerated or (b) is the subject of foreclosure proceedings against the equity collateral pledged to secure that mezzanine loan (any such person described in clauses (i) or (ii) above, a “borrower party”). Solely for the purposes of the definition of “borrower party”, the term “affiliate” means, with respect to any specified person, (i) any other person controlling or controlled by or under common control with such specified person or (ii) any other person that owns, directly or indirectly, 25% or more of the beneficial interests in such specified person.

With respect to the [serviced mortgage loans and serviced loan combinations (other than a serviced outside controlled loan combination)], the related directing holder will have certain consent and/or consultation rights under the pooling and servicing agreement with respect to certain major decisions and other matters with respect to such mortgage loan or, if applicable, loan combination; provided that if the controlling class representative is the related directing holder, it will not have the foregoing rights with respect to an excluded mortgage loan. In addition, if and to the extent that the holder of a mortgage loan included in any serviced outside controlled loan combination has consultation rights, the controlling class representative may consult with respect to certain major decisions and other matters with respect to such loan combination.

After the occurrence and during the continuance of a control termination event (as described herein), the consent rights of the controlling class representative will terminate, and the controlling class representative will retain consultation rights under the pooling and servicing agreement with respect to certain major decisions and other matters with respect to the applicable serviced loans. After the occurrence and during the continuance of a consultation termination event (as described herein), all of these rights of the controlling class representative with respect to the applicable serviced loans will terminate. See “The Pooling and Servicing Agreement—Directing Holder”.

If, with respect to any serviced outside controlled loan combination, the related controlling note is included in a separate securitization trust, the pooling and servicing agreement, trust and servicing agreement or comparable agreement for the relevant securitization may impose limitations on the exercise of rights associated with that related controlling note. For example, any “controlling class representative” (or equivalent entity) for such other securitization may lose consent and consultation rights in a manner similar to that described in the prior paragraph with respect to the controlling class representative for this securitization.

For so long as it is serviced pursuant to the pooling and servicing agreement for this securitization, each servicing shift loan combination will be a serviced outside controlled loan combination and, after the related shift in servicing occurs, such loan combination will be an outside serviced loan combination.

Notwithstanding anything to the contrary described in this prospectus, at any time when the Class [_] certificates are the controlling class certificates, the holder of more than 50% of the controlling class certificates (by outstanding certificate principal amount) may waive its right to act as or appoint a controlling class representative and to exercise any of the rights of the controlling class representative or cause the exercise of any of the rights of the controlling class representative set forth in the pooling and servicing agreement (in general, as to such certificateholder and not as to any successor certificateholder), by following the specific procedures set forth in the pooling and servicing agreement. See “The Pooling and Servicing Agreement—Directing Holder”.

[____________] is expected, on the closing date, to (i) purchase the Class [_], Class [_], Class [_] and Class [ARD] certificates, and (ii) appoint [__________], to be the initial controlling class representative (and initial directing holder with respect to all of the mortgage loans and loan combinations serviced under the pooling and servicing agreement for this securitization transaction other than (x) the trust subordinate companion loan, (y) any serviced loan combination as to which the controlling note is held outside the issuing entity, and (z) any excluded mortgage loan.

With respect to (i) any subordinate companion loan that is part of a serviced AB loan combination (as described under “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination”), and (ii) the loan specific directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates which represents the [beneficial interest] in the trust subordinate companion loan), during such time as the holder of the applicable subordinate companion loan or the loan specific directing certificateholder, as applicable, is no longer permitted to exercise control or consultation rights under the related intercreditor agreement, the controlling class representative (as directing holder) will generally have similar (although not necessarily identical) consent and consultation rights with respect to the related serviced mortgage loan as it does for the other mortgage loans in the pool. See “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination”.

With respect to the outside serviced mortgage loans, the entity (if any) identified in the table above titled “Outside Serviced Mortgage Loans Summary” under “—Relevant Parties—Outside Servicers, Outside

Special Servicers, Outside Trustees and Outside Custodians” as the “initial controlling class representative” (referred to herein as an “outside controlling class representative”) with respect to the indicated outside servicing agreement, or such other directing holder as is contemplated under the co-lender agreement, for the related outside serviced loan combination, will have certain consent and consultation rights with respect to such outside serviced loan combination, which are substantially similar, but not identical, to those of the directing holder under the pooling and servicing agreement for this securitization, subject to similar appraisal and other trigger events. See “Description of the Mortgage Pool—The Loan Combinations—The Outside Serviced Loan Combination” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

With respect to the serviced mortgage loans, the related directing holder may direct the special servicer to take actions with respect to the servicing of the applicable serviced mortgage loan(s) that could adversely affect the holders of some or all of the classes of certificates, and may remove and replace the special servicer with respect to the applicable serviced loan(s), with or without cause. A directing holder may have interests in conflict with those of the holders of the offered certificates. See “Risk Factors—Potential Conflicts of Interest of a Directing Holder, any Outside Controlling Class Representative and any Companion Loan Holder”.

[Risk Retention

Consultation Party	The “risk retention consultation party”, with respect to any serviced mortgage loan or, if applicable, serviced loan combination will be the party selected by the holder of the VRR Interest. The risk retention consultation party will have certain non-binding consultation rights in certain circumstances (i) for so long as no consultation termination event is continuing, with respect to any specially serviced loan (other than any outside serviced mortgage loan), and (ii) during the continuance of a consultation termination event, with respect to any mortgage loan (other than any outside serviced mortgage loan), as further described in this prospectus. Notwithstanding the foregoing, the risk retention consultation party will not have any consultation rights with respect to any excluded RRCP mortgage loan. The initial risk retention consultation party is expected to be [__].

With respect to the risk retention consultation party, an “excluded RRCP mortgage loan” is a mortgage loan or loan combination with respect to which the risk retention consultation party or the person(s) entitled to appoint the risk retention consultation party is a borrower party.][MAY BE INCLUDED IN TRANSACTIONS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST]

Holders of the [LOAN-SPECIFIC

CLASS] Certificates	[One (1)] mortgage loan identified as “[_____]” on Annex A, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, has a trust subordinate companion loan (a subordinate interest in the related loan combination), and such trust subordinate companion loan will also be held by the issuing entity. The [LOAN SPECIFIC CLASS] certificates will be backed solely by such trust subordinate companion loan, and any expenses or losses incurred in respect to the other mortgage loans will not be borne by the holders of such [LOAN SPECIFIC CLASS] certificates. The loan-specific directing certificateholder appointed by the holders of more than 50% of the certificate balance of the [LOAN SPECIFIC CLASS] certificates will be entitled to exercise certain of the rights of the holder of the trust subordinate companion loan under the related co-lender agreement on behalf of the holders of the [LOAN SPECIFIC CLASS] certificates, as the beneficial owner of such certificates. See “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination”. [IF NO TRUST SUBORDINATE COMPANION LOAN IS HELD BY THE ISSUING ENTITY, NO LOAN SPECIFIC CERTIFICATES WILL BE ISSUED.]

Significant Affiliations

and Relationships	[Certain parties to this securitization transaction, as described under “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties—Transaction Party and Related Party Affiliations”, may:

●	serve in multiple capacities with respect to this securitization transaction;

●	be affiliated with other parties to this securitization transaction, a controlling class certificateholder, the controlling class representative and/or the holder of a companion loan or any securities backed in whole or in part by a companion loan;

●	serve as an outside servicer, outside special servicer, outside trustee or outside operating advisor with respect to any securitization involving a companion loan in an outside serviced loan combination; or

●	be affiliated with an outside servicer, outside special servicer, outside trustee or outside operating advisor with respect to any securitization involving a companion loan in an outside serviced loan combination.

In addition, certain parties to this securitization transaction or a directing holder may otherwise have financial relationships with other parties to this securitization transaction. Such relationships may include, without limitation:

●	serving as warehouse lender to one or more of the sponsors and/or originators of this securitization transaction through a repurchase facility or otherwise (including with respect to certain mortgage loans to be contributed to this securitization transaction), where the proceeds received by such sponsor(s) and/or originator(s) in connection with the contribution of mortgage loans to this securitization transaction will be applied to, among other things, reacquire the financed mortgage loans from the repurchase counterparty or other warehouse provider (see “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties—Warehouse Financing Arrangements”);

●	serving as interim servicer for one or more of the sponsors and/or originators of this securitization transaction (including with respect to certain mortgage loans to be contributed by such sponsor(s) and/or originator(s) to this securitization transaction) (see “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties—Interim Servicing Arrangements”);

●	serving as interim custodian for one or more of the sponsors and/or originators of this securitization transaction (including with respect to certain mortgage loans to be contributed by such sponsor(s) and/or originator(s) to this securitization transaction) (see “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties—Interim and Other Custodial Arrangements”);

●	entering into one or more agreements with the sponsors to purchase the servicing rights to the related mortgage loans and/or the right to be appointed as the master servicer with respect to such mortgage loans; and/or

●	performing due diligence services prior to the securitization closing date for one or more sponsors, a controlling class certificateholder or the controlling class representative with respect to certain of the mortgage loans to be contributed to this securitization transaction (see “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties—Other Arrangements”).

In addition, certain of the sponsors and/or other parties to this securitization transaction or their respective affiliates may hold mezzanine debt, a companion loan, securities backed in whole or in part by a companion loan, or other additional debt related to one or more of the mortgage loans to be included in this securitization transaction, and as such may have certain rights relating to the related mortgage loan(s) and/or loan combination(s), as described under “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties—Loan Combination and Mezzanine Loan Arrangements”. In the event a sponsor or other party to this securitization transaction or any affiliate of any of the foregoing includes any companion loan in a separate securitization transaction, such sponsor, other party or affiliate may be obligated to repurchase such companion loan from the applicable separate securitization trust in connection with certain breaches of representations and warranties and certain document defects.]

Each of the foregoing relationships, to the extent applicable, is described under “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

These roles and other potential relationships may give rise to conflicts of interest as further described under “Risk Factors—Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned with Your Interests” and “—Other Potential Conflicts of Interest May Affect Your Investment”.

Significant Obligors	The borrowers related to the mortgage loans identified on Annex A as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See “Description of the Mortgage Pool—Significant Obligors” and “Structural and Collateral Term Sheet—[________]” in Annex B to this prospectus. [Include for any borrower representing 10% oR more of pool, if any.]

The mortgaged properties related to the mortgage loans identified on Annex A as [_____], [_____] and [_____], [are related and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See “Description of the Mortgage Pool—Significant Obligors” and “Structural and Collateral Term Sheet—[________]” in Annex B to this prospectus. [Include for any mortgaged property representing 10% oR more of pool, if any.]

Certain of the lessees occupying all or a portion of the mortgaged properties related to the mortgage loans identified on Annex A as [______], [_____] and [_____], [are affiliated and] represent [__]% of the [cash flow of the] initial mortgage pool. See “Description of the Mortgage Pool—Significant Obligors” and “Structural and Collateral Term Sheet—[________]” in Annex B to this prospectus. [Include for any lessEE accounting for 10% or more of cash flow, if any.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) AND (b) FOR EACH SIGNIFICANT OBLIGOR]

[Swap Counterparty	[_____], a [insert entity type and jurisdiction of organization]. [_____] [is an affiliate of the depositor, and of [_____], [one of the sponsors], and [_____], one of the underwriters.] [_____], a [insert entity type and jurisdiction of organization].] [INSERT IDENTITY OF COUNTERPARTY TO ANY OTHER DERIVATIVE AGREEMENTS AS REQUIRED BY ITEM 1114 OF REGULATION AB]

Relevant Dates and Periods

Cut-off Date	With respect to each mortgage loan, the due date in [_____________] for that mortgage loan.

Closing Date	On or about [_____________].

Distribution Date	The [____] business day following the related determination date of each month, beginning in [_______].

Determination Date	The [____] day of each calendar month or, if the [____] day is not a business day, then the business day following such [__] day, beginning in [_______].

Record Date	With respect to any distribution date, [the last business day of the month preceding the month in which that distribution date occurs (or, in the event the closing date occurs in the same month as the first distribution date, the first record date shall be the closing date)][INSERT OTHER RECORD DATE].

Interest Accrual Period	Interest will accrue on the offered certificates during the [calendar month prior to the related distribution date][INSERT OTHER ACCRUAL PERIOD]. [Interest will be calculated on the offered certificates assuming each month has 30 days and each year has 360 days.] [INSERT OTHER BASIS OF ACCRUAL.]

Collection Period	For any mortgage loan and any distribution date, the period commencing on [the day immediately following the due date (without regard to grace periods) for that mortgage loan in the month preceding the month in which the applicable distribution date occurs (or, in the case of the distribution date occurring in [INSERT MONTH OF FIRST DISTRIBUTION DATE], beginning on the day after the cut-off date) and ending on and including the due date (without regard to grace periods) for that mortgage loan in the month in which the applicable distribution date occurs]. [INSERT OTHER SERIES SPECIFIC COLLECTION

PERIOD]. [However, in the event that the last day of a collection period is not a business day, any periodic payments received with respect to the mortgage loans relating to that collection period on the business day immediately following that last day will be deemed to have been received during that collection period and not during any other collection period.]

Expected Final Distribution Date	[CLASS DESIGNATION] [DATE]

The expected final distribution date for each class of offered certificates is the date on which that class is expected to be paid in full (or, in the case of each class of the [INSERT INTEREST-ONLY CLASSES OF CERTIFICATES] certificates, the date on which the related notional amount is reduced to zero), assuming no delinquencies, losses, modifications, extensions or accelerations of maturity dates, repurchases or prepayments of the mortgage loans after the initial issuance of the offered certificates (other than the assumed repayment of a mortgage loan on any anticipated repayment date for such mortgage loan).

The expected final distribution date with respect to each class of the Class [INSERT EXCHANGEABLE CLASSES OF CERTIFICATES] certificates assumes that the maximum certificate principal amount of that class of certificates was issued on the closing date and there were no subsequent exchanges of such certificates.

Rated Final Distribution Date	As to each class of offered certificates, the distribution date in [__________].

Transaction Overview

General	On the closing date, each sponsor will sell its respective mortgage loans [and the trust subordinate companion loan] to the depositor, which will in turn deposit the mortgage loans [and the trust subordinate companion loan] into the issuing entity, a common law trust created on the closing date. The issuing entity will be formed pursuant to a pooling and servicing agreement, to be entered into among the depositor, the master servicer, the special servicer, the operating advisor, the certificate administrator, the trustee, the custodian and the asset representations reviewer.

The transfers of the mortgage loans from the sponsors to the depositor and from the depositor to the issuing entity in exchange for the certificates, as well as the sales of the offered certificates by the depositor to the underwriters and by the underwriters to investors that purchase from them, are illustrated below(1):

[(1)	Although the trust subordinate companion loan is an asset of the issuing entity, amounts distributable to the trust subordinate companion loan pursuant to its related co-lender agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates and therefore support only the [LOAN-SPECIFIC CLASS] certificates.]

[The foregoing illustration does not take into account sales or other transfers of the VRR Interest or any of the non-vertically retained certificates other than the offered certificates.]

The Certificates

The Offered Certificates

A. General	We are offering the following classes of commercial mortgage pass- through certificates as part of Series [_______]:

●	[CLASS DESIGNATIONS]

The Series [_______] certificates will consist of the above classes, together with the following classes that are not being offered by this prospectus: [DESIGNATIONS OF NON-OFFERED CLASSES OF CERTIFICATES] certificates. The certificates, other than the [LOAN-SPECIFIC CLASS] certificates, are referred to in this prospectus as the pooled certificates.

[IDENTIFY WHETHER ANY PORTION OF THE RESPECTIVE CLASSES OF OFFERED CERTIFICATES CONSTITUTES PART OF AN ELIGIBLE VERTICAL INTEREST FOR PURPOSES OF REGULATION RR.]

B. Certificate Balances

or Notional Amounts	Subject to the discussion in the following paragraph, each class of the offered certificates will have the approximate initial certificate balance (or notional amount, in the case of each class of the [INTEREST-ONLY CLASSES] certificates) set forth in the table under “Summary of Certificates”, which principal amount (or notional amount) may vary up to 5% on the closing date.

[The initial certificate balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table under “Summary of Certificates” represents the maximum certificate balance of such class without giving effect to any issuance of the Class [EC] certificates. The initial certificate balance of the Class [EC] certificates shown in the table under “Summary of Certificates” is equal to the aggregate of the maximum initial certificate balances of the Class [A], Class [B], and Class [C] certificates, which is the maximum certificate balance of the Class [EC] certificates that could be issued in an exchange. The actual certificate balance of the Class [A], Class [B], Class [C] or Class [EC] certificates issued on the closing date may be less than the maximum certificate balance of that class and may be zero. The certificate balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the certificate balance of the Class [EC] certificates, if any, issued on the closing date.]

The aggregate certificate principal amount of any class of principal balance certificates or trust component outstanding at any time represents the maximum amount that its holders (or, in the case of a trust component, the holders of exchangeable certificates evidencing an interest in that trust component) are then entitled to receive over time as distributions allocable to principal from the cash flow on the mortgage loans and the other assets in the issuing entity, subject to reduction as described below in this “—The Certificates” section.

See “Description of the Certificates—General”.

C. Pass-Through Rates	Each class of the offered certificates (other than the Class [EC] certificates) and each trust component will accrue interest at an annual rate called a “pass-through rate.” The approximate initial pass-through rate for each such class of offered certificates and each trust component is set forth in the table under “Summary of Certificates”.

For any distribution date, the pass-through rates of the offered certificates [(other than the Class [EC], [INTEREST-ONLY CLASSES] certificates)] will each be equal to one of [(i) a fixed per annum rate, (ii) the weighted average of the net interest rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs, (iii) a rate equal to the lesser of a specified per annum rate and the weighted average rate specified in clause (ii), or (iv) the weighted average rate specified in clause (ii) less a specified percentage].

[The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date.]

The Class [EC] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A-S, Class B and Class C trust components] represented by the Class [EC] certificates. The pass-through rates on the [Class A-S, Class B and Class C trust components] will at all times be the same as the pass-through rates of the [Class A-S, Class B and Class C certificates], respectively.

[INSERT DESCRIPTION OF OTHER PASS-THROUGH RATES FOR OFFERED CERTIFICATES, INCLUDING, IF APPLICABLE, FLOATING RATES.]

See “Description of the Certificates—Distributions—Priority of Distributions”.

D. Class [EC] and

Exchangeable Certificates	If you own Class [EC] certificates, you will be able to exchange them for a proportionate interest in the Class [A], Class [B] or Class [C] certificates (sometimes referred to in this prospectus as “exchangeable certificates”), and if you own exchangeable certificates you will be able to exchange them for a proportionate interest in the Class [EC] certificates. You can exchange your Class [EC] certificates or exchangeable certificates by notifying the certificate administrator. If Class [EC] certificates or exchangeable certificates are outstanding and held by certificateholders, those certificates will receive principal and interest that would otherwise have been payable on the same proportion of certificates exchanged for them if those certificates were outstanding and held by certificateholders. Any such allocation of principal and interest between Class [EC] certificates on the one hand and exchangeable certificates on the other hand will have no effect on the principal or interest entitlements of any other class of certificates. Exchanges will be subject to various conditions that we describe in this prospectus.

See “Description of the Certificates—Exchangeable Certificates” for a description of the exchange procedures relating to the Class [EC] certificates and the exchangeable certificates. See also “Risk Factors—The Exchangeable Certificates Are Subject to Additional Risks”.

E. Interest Rate Calculation
Convention	Interest on the offered certificates at their applicable pass-through rates will be calculated based on a [360-day year consisting of twelve 30-day months, or a “30/360 basis”][IDENTIFY OTHER CALCULATION CONVENTION].

For purposes of calculating the pass-through rates on the [INTEREST-ONLY CLASSES] certificates and any other class of certificates or trust component that has a pass-through rate limited by, equal to or based on the weighted average of the net mortgage interest rates on the mortgage loans:

●	the mortgage loan interest rates will not reflect any rate increase based on default, any rate increase occurring after an anticipated repayment date (if applicable), any loan term modifications agreed to by the master servicer, an outside servicer, the special servicer or an outside special servicer or any modifications resulting from a borrower’s bankruptcy or insolvency; and

●	with respect to each mortgage loan that accrues interest on the basis of the actual number of days in a month, assuming a 360-day year, the related mortgage loan interest rate (net of the administrative fee rate) for any month that is not a 30-day month will be recalculated so that the amount of interest that would accrue at that rate in that month, calculated on a 30/360 basis, will equal the amount of net interest that actually accrues on that mortgage loan in that month, adjusted for any withheld amounts and/or closing date deposits as described under “The Pooling and Servicing Agreement—Accounts”.

See “Description of the Certificates—Distributions—Pass-Through Rates” and “—Interest Distribution Amount”.

F. Servicing and
Administration Fees	The master servicer and special servicer are entitled to a master servicing fee and a special servicing fee, respectively, generally from the interest payments on the mortgage loans (or any serviced loan combinations, if applicable) in the case of the master servicer, and from the collection account in the case of the special servicer; provided, that the special servicer for this securitization transaction (acting in such capacity) will not receive any special servicing fee with respect to any outside serviced mortgage loan. The master servicing fee for each distribution date will be calculated based on: (i) [the outstanding principal amount] of each mortgage loan in the issuing entity and each serviced companion loan; and (ii) the related master servicing fee rate, which ranges on a loan-by-loan basis from [_____]% to [_____]% per annum. [The master servicing fee rate includes (a) any sub-servicing fee rate and primary servicing fee rate, and (b) with respect to an outside serviced mortgage loan, the servicing fee rate payable to the outside servicer.]

The special servicing fee for each distribution date is calculated based on the outstanding principal amount of each mortgage loan (other than any outside serviced mortgage loan) and the related serviced companion loans as to which a special servicing transfer event has occurred (including any REO loans), on a loan-by-loan basis at the special servicing fee rate equal to [___]% [add caps or minimums]. The special servicer will not be entitled to a special servicing fee with respect to any outside serviced mortgage loan. [DESCRIBE LIQUIDATION FEES AND WORKOUT FEES.]

Any primary servicing fees or sub-servicing fees with respect to each mortgage loan (other than any outside serviced mortgage loan) and the related serviced companion loans will be paid by the related master servicer or special servicer, respectively, out of the fees described above.

The master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments. See “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”.

The certificate administrator fee for each distribution date is calculated on [the outstanding principal amount of each mortgage loan (including any REO loan and outside serviced mortgage loan) and the trust subordinate companion loan] at a per annum rate equal to [____]%. [The trustee fee is payable by the certificate administrator from the certificate administrator fee and is equal to [___].]

The operating advisor will be entitled to a fee on each distribution date calculated on the [outstanding principal amount of each mortgage loan (including any REO loan and outside serviced mortgage loan) and the trust subordinate companion loan] at a per annum rate equal to [____]%. The operating advisor will also be entitled under certain circumstances to a consulting fee.

The asset representations reviewer will be entitled to a fee in the amount of $[_________] per loan upon the completion of the review it conducts with respect to certain delinquent mortgage loans. The asset representations reviewer will also be entitled to an ongoing fee on each distribution date calculated on [the outstanding principal amount of each mortgage loan and successor REO loan] at a per annum rate equal to [____]%. [DISCLOSE ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER, IF ANY]

Each party to the pooling and servicing agreement will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by them in certain circumstances. Fees and expenses payable by the issuing entity to any party to the pooling and servicing agreement are generally payable prior to any distributions to certificateholders.

Additionally, with respect to each distribution date, an amount equal to the product of [__]% per annum multiplied by the outstanding principal amount of each mortgage loan[, the trust subordinate companion loan] and any REO loan will be payable to CRE Finance Council© as a license fee for use of their names and trademarks, including an investor reporting package. This fee will be payable prior to any distributions to certificateholders.

See “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” and “—Limitation on Liability; Indemnification”. See also “The Pooling and Servicing Agreement—Withdrawals from the Collection Account” and “Description of the Certificates—Distributions—Method, Timing and Amount”.

With respect to each of the outside serviced mortgage loans and (after the related shift in servicing occurs) the servicing shift mortgage loan set forth in the table below, the servicer under the outside servicing agreement governing the servicing of that loan will be entitled to a servicing fee at a rate equal to a per annum rate set forth in the table below, and the special servicer under the related outside servicing agreement will be entitled to a special servicing fee at a rate equal to the per annum rate, as well as a workout fee and liquidation fee at the respective percentages, set forth below (or, in the case of a servicing shift mortgage loan, set forth in the related outside servicing agreement). In addition, each party to the outside servicing agreement governing the servicing of an outside serviced loan combination will be entitled to receive other fees and reimbursements with respect to the related outside serviced mortgage loan in amounts, from sources, and at frequencies, that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the subject outside serviced loan combination), such amounts will be reimbursable from general collections on the mortgage loans to the extent not recoverable from collections on the subject outside serviced loan combination that are allocable to the related outside serviced mortgage loan pursuant to the related intercreditor agreement. With respect to the servicing shift mortgage loan, any related outside special servicing fees, outside workout fees and outside liquidation fees (or limitations thereon), if and to the extent set forth in the table below, are generally based on provisions contained in the related intercreditor agreement, given that the applicable outside servicing agreement has not yet been entered into. See “Description of the Mortgage Pool—The Loan Combinations—The Outside Serviced Loan Combination” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Outside Serviced Mortgage Loan Fees[(1)]

Mortgaged Property Name	Servicing of Loan Combination	Outside (Primary) Servicer Fee Rate (per annum)(2)	Outside Special Servicer Fee Rate (expressed as a % per annum)(3)	Outside Workout Fee Rate(3)	Outside Liquidation Fee Rate(3)
[__________]	[Servicing Shift]	[_______]%	[_____]%(4)(5)	[_____]% (4)(5)	[_____]% (4)(5)
[__________]	[Outside Serviced]	[_______]%	[_____]%	[_____]%	[_____]%
[__________]	[Outside Serviced]	[_______]%	[_____]%	[_____]%	[_____]%

[INSERT APPROPRIATE FOOTNOTES]

[(1)]	[Includes the servicing shift mortgage loan which will become an outside serviced mortgage loan after the related shift in servicing occurs. Until the securitization of the related controlling pari passu companion loan, the related loan combination will be serviced and administered pursuant to the pooling and servicing agreement for this securitization transaction by the parties thereto.]

(2)	Includes any applicable sub-servicing fee rate.

(3)	Subject to such limitations and minimum thresholds as may be provided in the related outside servicing agreement. See “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Fees and Expenses” (including the table titled “Outside Serviced Mortgage Loan Fees” and the related footnotes (if any) to that table).

[(4)]	[The fees set forth are those specified in the related intercreditor agreement as being permitted under the related future outside servicing agreement following the occurrence of the related shift in servicing. However, prior to the occurrence of the related shift in servicing, special servicing fees, workout fees and liquidation fees are as set forth in the pooling and servicing agreement for this securitization.]

[(5)]	[The stated fees may be subject to any market minimum special servicing compensation, caps and offsets, as and to the extent set forth in the related future outside servicing agreement and the related co-lender agreement. See “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Fees and Expenses” (including the table titled “Outside Serviced Mortgage Loan Fees” and the related footnotes (if any) to that table).]

See “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans” and “—Servicing and Other Compensation and Payment of Expenses”.

Distributions

A. Amount and Order of

Distributions	On each distribution date, funds available for distribution from the mortgage loans, net of (i) specified expenses of the issuing entity, including fees payable to, and costs and expenses reimbursable to, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor, and the asset representations reviewer, (ii) any yield maintenance charges and prepayment premiums and (iii) any excess interest distributable to the Class [ARD] certificates [ALSO ADDRESS ADJUSTMENTS FOR TRUST SUBORDINATE COMPANION LOAN AND ANY ALLOCATIONS TO A SINGLE VERTICAL SECURITY FOR PURPOSES OF REGULATION RR], will be distributed in the following amounts and order of priority: [SET FORTH SUMMARY OF DISTRIBUTION PRIORITY. FOR EXAMPLE, SEE BELOW.]

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with the interest entitlements for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the then-outstanding certificate balances of those classes, in the following priority (prior to the Cross-Over Date):

[INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

However, if the certificate balances of each class of certificates, other than the [APPLICABLE SENIOR CLASSES] certificates, having an initial certificate balance have been reduced to zero, funds available for distributions of principal will be distributed to the [APPLICABLE SENIOR CLASSES] certificates, pro rata, based on their respective certificate balances;

Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and pro rata based upon, the aggregate unreimbursed losses on the mortgage loans previously allocated to each such class[, plus interest on that amount at the pass-through rate for such class];

Fourth, to the Class [A] trust component and, thus, concurrently, to the Class [A] certificates and the Class [EC] certificates as follows: (a) to interest on the Class [A] trust component (and, therefore, to interest on the Class [A] and Class [EC] certificates pro rata based on their respective percentage interests in the Class [A] trust component) in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [A] trust component (and, therefore, to principal on the Class [A] and Class [EC] certificates pro rata based on their respective percentage interests in the Class [A] trust component) until its certificate balance has been reduced to zero; and (c) to reimburse the Class [A] trust component (and, therefore, to reimburse the Class [A] and Class [EC] certificates pro rata based on their respective percentage interests in the Class [A] trust component) for any previously unreimbursed losses on the mortgage loans that were previously allocated to that trust component (and, therefore, those certificates)[, together with interest];

Fifth, [ADD SIMILAR CLAUSES TO CLAUSE FOURTH FOR CLASSES EVIDENCING INTERESTS IN THE OTHER TRUST COMPONENTS]

Sixth, to the Class [__] certificates as follows: (a) to interest on the Class [__] certificates in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [__] certificates until its certificate balance has been reduced to zero; and (c) to reimburse the Class [__] certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to that class of certificates[, together with interest on that amount at the pass-through rate for such class];

Seventh, [ADD SIMILAR CLAUSES TO CLAUSE SIXTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Eighth, to the Class R certificates, any remaining amounts.

For more information regarding distributions on the certificates, see “Description of the Certificates—Distributions—Priority of Distributions”.

B. Interest and Principal

Entitlements	A description of each class’s and trust component’s interest entitlement can be found in [“U.S. Credit Risk Retention—The VRR Interest—Material Terms of the VRR Interest—Priority of Distributions on the VRR Interest”,] “Description of the Certificates—Distributions—Priority of Distributions” and “—Distributions—Interest Distribution Amount”. As described in that section, there are circumstances in which your interest entitlement for a distribution date could be less than one full month’s interest at the related pass-through rate on your certificate’s principal balance or notional amount (or, in the case of the Class [EC] certificates, the related pass-through rates on the applicable percentage interest of the related certificate balances of the Class A-S, Class B and Class C trust components).

On each distribution date, the Class [EC] certificates will be entitled to receive a proportionate share of the amounts distributable on the [Class A-S, Class B and Class C trust components], and therefore, of the amounts that would otherwise have been distributed as interest and principal payments on the [Class A-S, Class B and Class C certificates] had an exchange not occurred, as described under “Description of the Certificates—Exchangeable Certificates”. Any such allocations of principal and interest as between the Class [EC] certificates, on the one hand, and the [Class A-S, Class B and Class C certificates], on the other, will have no effect on the principal or interest entitlements of any other class of certificates.

A description of the amount of principal required to be distributed to each class of certificates entitled to principal on a particular distribution date (other than the [LOAN-SPECIFIC CLASS] certificates) can be found in [“U.S. Credit Risk Retention—The VRR Interest—Priority of Distributions on the VRR Interest”,] “Description of the Certificates—Distributions—Priority of Distributions” and “—Distributions—Principal Distribution Amount”.

C. Yield Maintenance Charges,

Prepayment Premiums	Yield maintenance charges and prepayment premiums with respect to the mortgage loans will be allocated to the certificates as described in [“U.S. Credit Risk Retention—The VRR Interest—Material Terms of the VRR Interest — Yield Maintenance Charges and Prepayment Premiums”,] “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”.

For an explanation of the calculation of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.

Yield maintenance charges received in respect of the trust subordinate companion loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates pursuant to the related intercreditor agreement, and will not be allocated to the other classes of certificates.

D. Subordination, Allocation of

Losses and Certain Expenses	The chart below describes the manner in which the payment rights of certain classes of certificates will be senior or subordinate, as the case may be, to the payment rights of other classes of certificates. The chart shows the entitlement to receive principal and/or interest of certain classes of certificates (other than excess interest that accrues on a mortgage loan that has an anticipated repayment date) on any distribution date in descending order. It also shows the manner in which mortgage loan losses are allocated to certain classes of the certificates in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) to reduce the balance of each such class to zero; provided that mortgage loan losses with respect to an AB loan combination will be allocated first to the related subordinate companion loan (and correspondingly, to the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan), until the certificate balance of such class is reduced to zero, then, to the pooled certificates entitled to distributions of principal in ascending order (beginning with the non-offered pooled certificates entitled to distributions of principal) as set forth in the chart below]; provided, further, that no principal payments or mortgage loan losses will be allocated to the [INTEREST-ONLY CLASSES], Class R or Class [ARD] certificates, although principal payments and mortgage loan losses may reduce the notional amounts of the [INTEREST-ONLY] certificates and, therefore, the amount of interest they accrue.

(1)	The [INTEREST-ONLY CLASSES] certificates are interest-only certificates and the [NON-OFFERED SENIOR CLASSES] certificates are not offered by this prospectus.

(2)	Reflects a trust component. Distributions and mortgage loan losses allocated to a trust component will be concurrently allocated to the applicable class of exchangeable certificates and the Class [EC] certificates in proportion to their respective percentage interests in such trust component as described in “Description of the Certificates—Distributions”.

(3)	Other than the [IDENTIFY SENIOR NON-OFFERED CLASSES HAVING SENIOR PAYMENT PRIORITIES IDENTIFIED ABOVE] certificates.

(4)	The [LOAN-SPECIFIC CLASS] certificates will be allocated losses and shortfalls on the [______] loan combination first, and then losses and shortfalls will be allocated to the related mortgage loan.

Credit enhancement will be provided [solely] by certain classes of subordinate certificates that will be subordinate to certain classes of senior certificates as described under "Description of the Certificates—Subordination; Allocation of Realized Losses".

[FOR TRANSACTIONS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A SINGLE VERTICAL SECURITY, THE FOREGOING DISCUSSION AND CHART WILL BE REVISED ACCORDINGLY.]

Mortgage loan losses and principal payments, if any, on mortgage loans that are allocated to a class of certificates having an initial certificate balance (other than the [LOAN-SPECIFIC CLASS certificates) and mortgage loan losses and principal payments, if any, on the trust subordinate companion loan allocated to the [LOAN-SPECIFIC CLASS] certificates will reduce the certificate balance of that class of certificates.

[DESCRIBE RELATIONSHIP OF NOTIONAL AMOUNT OF INTEREST-ONLY CLASSES TO THEIR RELATED PRINCIPAL-WEIGHTED CLASSES ON WHICH THE NOTIONAL AMOUNTS ARE BASED]

To the extent funds are available on a subsequent distribution date for distribution on your offered certificates, you will be reimbursed for any losses allocated to your offered certificates (or the applicable percentage interest of the relevant underlying trust component(s)) [with interest at the pass-through rate on those offered certificates (or underlying trust component(s))] in accordance with the distribution priorities.

See “Description of the Certificates—Subordination; Allocation of Realized Losses” [and “U.S. Credit Risk Retention—The VRR Interest—Material Terms of the VRR Interest—Allocation of VRR Realized Losses] for more detailed information regarding the subordination provisions applicable to the certificates and the allocation of losses to the certificates.

E. Shortfalls in Available Funds	The following types of shortfalls in available funds will reduce distributions to the classes of certificates or trust components with the lowest payment priorities:

●	shortfalls resulting from the payment of special servicing fees and other additional compensation that the special servicer or the outside special servicer, as applicable, is entitled to receive;

●	shortfalls resulting from the payment of asset representations reviewer asset review fees payable in connection with any asset review by the asset representations reviewer, to the extent not paid by the related sponsor;

●	shortfalls resulting from interest on advances made by the master servicer, the special servicer or the trustee, or the outside servicer, outside special servicer or outside trustee, as applicable (to the extent not covered by late payment charges or default interest paid by the related borrower);

●	shortfalls resulting from the application of appraisal reductions to reduce interest advances;

●	shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement and the parties to the outside pooling and servicing agreement;

●	shortfalls resulting from a modification of a mortgage loan’s interest rate or principal balance; and

●	shortfalls resulting from other unanticipated or default-related expenses of the issuing entity.

In addition, prepayment interest shortfalls on the mortgage loans that are not covered by certain compensating interest payments made by the master servicer are required to be allocated among the classes of certificates (other than the Class [A], Class [B], Class [C], Class [EC], [LOAN-SPECIFIC CLASS], Class [ARD] certificates) and trust components (and, therefore, the Class [A], Class [B], Class [C] and Class [EC] certificates), entitled to interest [DISCUSS ALLOCATION BASIS], to reduce the amount of interest payable on each such class of certificates to the extent described in this prospectus. See “Description of the Certificates—Distributions—Priority of Distributions”.

[Shortfalls in available funds resulting from any of the foregoing with respect to an AB loan combination will generally result first in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related subordinate companion loan, which will in turn reduce distributions in respect of the [LOAN-SPECIFIC CLASS] certificates in the case of the [___________] loan combination and the trust subordinate companion loan, and then, result in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related mortgage loan, which will in turn reduce distributions in respect of the pooled certificates as described above.] See “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination—Application of Payments” and “Yield, Prepayment and Maturity Considerations—Yield Considerations—Yield”.

F. Excess Interest	On each distribution date, any excess interest in respect of the increase in the interest rate on any mortgage loan with an anticipated repayment date after the related anticipated repayment date to the extent actually collected and applied as interest during the applicable one-month period will be distributed to the holders of the Class [ARD] certificates [and the VRR Interest] on the related distribution date as set forth in [“U.S. Credit Risk Retention—The VRR Interest—Material Terms of the VRR Interest — Excess Interest” and] “Description of the Certificates—Distributions—Excess Interest”. This excess interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the pooling and servicing agreement.

Advances

A. Principal and Interest Advances	The master servicer is required to advance delinquent monthly debt service payments with respect to each mortgage loan in the issuing entity (including the outside serviced mortgage loans) unless it determines that the advance will be non-recoverable from collections on that mortgage loan. The master servicer will not be required to advance amounts deemed non-recoverable from related loan collections. The master servicer will not be required or permitted to make an advance for balloon payments, default interest, excess interest, any other interest in excess of a mortgage loan’s regular interest rate, prepayment premiums or yield maintenance charges [or delinquent monthly debt service payments on the companion loan(s)]. The amount of the interest portion of any advance will be subject to reduction to the extent that an appraisal reduction of the related mortgage loan has occurred (and with respect to any mortgage loan that is part of a loan combination, to the extent such appraisal reduction amount is allocated to the related mortgage loan). There may be other circumstances in which the master servicer will not be required to advance a full month of principal and/or interest.

In the event that the master servicer fails to make any required advance, the trustee will be required to make that advance unless the trustee determines that the advance will be non-recoverable from related loan collections. See “The Pooling and Servicing Agreement—Advances”. If an advance is made, the master servicer will not advance its servicing fee, but will advance [the certificate administrator’s fee, the trustee’s fee, the operating advisor’s fee, the asset representations reviewer ongoing fee and the CREFC® intellectual property royalty license fee]. The master servicer or trustee, as applicable, will be entitled to reimbursement from general collections on the mortgage loans for advances determined to be non-recoverable from related loan collections. This may result in losses on your certificates.

None of the master servicer, the special servicer or the trustee will make, or be permitted to make, any principal or interest advance with respect to any companion loan that is not held by the issuing entity [or with respect to the trust subordinate companion loan].

B. Property Protection Advances	The master servicer also is required to make advances to pay delinquent real estate taxes and assessments, ground lease rent payments, condominium assessments, hazard insurance premiums and similar expenses necessary to protect and maintain the mortgaged property, to maintain the lien on the mortgaged property or enforce the related mortgage loan documents with respect to the mortgage loans and any companion loans (other than those that are part of an outside serviced loan combination), unless the advance is determined to be non-recoverable from related loan proceeds.

The special servicer will have no obligation to make any property protection advances [(although it may elect to make them in an emergency circumstance). If the special servicer makes a property protection advance, the master servicer will be required to reimburse the special servicer for that advance and the master servicer will be deemed to have made that advance as of the date made by the special servicer.

In the event that the master servicer fails to make a required advance of this type, the trustee will be required to make that advance unless the trustee determines that the advance is non-recoverable from related loan collections. The master servicer is not required, but in certain circumstances is permitted, to advance amounts deemed non-recoverable from related loan collections. See “The Pooling and Servicing Agreement—Advances”. The master servicer or trustee, as applicable, will be entitled to reimbursement from general collections on the mortgage loans for advances determined to be non-recoverable from related loan collections. This may result in losses on your certificates.

With respect to the outside serviced mortgage loan, the master servicer (and the trustee, as applicable) under the outside servicing agreement governing the servicing of the related outside serviced loan combination will be required to make similar advances with respect to delinquent real estate taxes, assessments and hazard insurance premiums as described above.

None of the master servicer, special servicer or trustee will make or be permitted to make any advance in connection with the exercise of any cure rights or purchase rights granted to the holder of any subordinate companion loan under the related co-lender agreement, or in the case of the trust subordinate companion loan, by the related loan-specific directing certificateholder appointed by the holders of the [LOAN-SPECIFIC CLASS] certificates.

C. Interest on Advances	The master servicer and the trustee, as applicable, will be entitled to interest on all advances as described in this prospectus. Interest accrued on outstanding advances may result in reductions in amounts otherwise payable on the certificates. No interest will accrue on advances with respect to principal or interest due on a mortgage loan until any grace period applicable to that mortgage loan has expired.

The master servicer and the trustee will each be entitled to receive interest on advances they make at the prime rate, compounded annually. If the interest on an advance is not recovered from default interest or late payments on the mortgage loan, a shortfall will result which will have the same effect as a liquidation loss on a defaulted mortgage loan.

See “Description of the Certificates—Subordination; Allocation of Realized Losses” and “The Pooling and Servicing Agreement—Advances”.

With respect to the outside serviced mortgage loan, the applicable makers of advances under the outside servicing agreement governing the servicing of the related outside serviced loan combination will similarly be entitled to interest on advances, and any accrued and unpaid interest on property protection advances made in respect of such outside serviced loan combination may be reimbursed from general collections on the other mortgage loans included in the issuing entity to the extent not recoverable from collections on the related outside serviced loan combination and to the extent allocable to the outside serviced mortgage loan in accordance with the related intercreditor agreement.

The Mortgage Pool

General	The issuing entity’s primary assets will be [[__] [fixed] [floating] rate commercial mortgage loans [and one subordinate trust companion loan]] [mortgage-backed securities that directly or indirectly evidence interests in, or are directly or indirectly secured by, commercial mortgage loans], with an aggregate outstanding principal balance as of the cut-off date of $[________]. The mortgage loans are secured by [first] [junior] liens on various types of [commercial and multifamily] properties. See “Risk Factors—Commercial and Multifamily Lending Is Dependent on Net Operating Income; Information May Be Limited or Uncertain”.

Fee Simple / Leasehold	[[__________] [(__)] mortgaged properties, collectively securing approximately [__]% of the aggregate principal balance of the pool of mortgage loans, by allocated loan amount, as of the cut-off date, are each subject to a mortgage, deed of trust or similar security instrument that creates a first mortgage lien on a fee simple estate in the entire related mortgaged property. For purposes of this prospectus, an encumbered interest will be characterized as a “fee interest” and not a leasehold interest if (i) the borrower has a fee interest in all or substantially all of the mortgaged property, or (ii) the mortgage loan is secured by the borrower’s leasehold interest in the mortgaged property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related mortgaged property.

[__________] [(__)] mortgaged properties, collectively securing approximately [__]% of the aggregate principal balance of the pool of mortgage loans, by allocated loan amount, as of the cut-off date, are each subject to a mortgage, deed of trust or similar security instrument that creates a first mortgage lien on (x) one or more leasehold interests in a material portion of the related mortgaged property and (y) one or more fee interests in the remaining portion of the related mortgaged property.]

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Leasehold Interests”.

The Loan Combinations	Each of [__________] [(__)] of the mortgage loans, representing approximately [__]% and [__]%, respectively, of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, is part of a split loan structure which is comprised of the subject mortgage loan (sometimes referred to as a “split mortgage loan”) and one or more related pari passu or subordinate companion loans (referred to as a “companion loan”) that are held outside the issuing entity (collectively referred to in this prospectus as a “loan combination”). The subject mortgage loan and its related companion loan(s) comprising any particular loan combination are: (i) each evidenced by one or more separate promissory notes; (ii) obligations of the same borrower(s); (iii) cross-defaulted; and (iv) collectively secured by the same mortgage(s) and/or deed(s) of trust encumbering the related mortgaged property or portfolio of mortgaged properties.

A companion loan may be pari passu in right of payment with, or subordinate in right of payment to, the related mortgage loan. In connection therewith:

●	If a companion loan is pari passu in right of payment with the related split mortgage loan, then such companion loan would constitute a “pari passu companion loan” and the related loan combination would constitute a “pari passu loan combination”.

●	If a companion loan is subordinate in right of payment to the related split mortgage loan, then such companion loan would constitute a “subordinate companion loan” and the related loan combination would constitute an “AB loan combination”.

●	If a loan combination includes both a pari passu companion loan and a subordinate companion loan, then such loan combination would constitute a “pari passu-AB loan combination” and the discussions in this prospectus regarding both pari passu loan combinations and AB loan combinations will apply to such loan combination.

The identity of, and certain other information regarding, the loan combinations related to this securitization transaction are set forth in the following table:

Loan Combination Summary(1)

Mortgaged Property Name	Mortgage Loan Seller(s)	Mortgage Loan Cut-off Date Balance	Mortgage Loan as Approx. % of Initial Pool Balance	Aggregate Pari Passu Companion Loan Cut-off Date Balance	Aggregate Subordinate Companion Loan Cut-off Date Balance	Loan Combination Cut-off Date Balance	Servicing of Loan Combination(2)	Type of Loan Combination	Controlling Note Included in Issuing Entity (Y/N)
[_______]	[_______]	$[_______]	[__]%	$[_______]	[—]	$[_______]	[Servicing Shift]	[Pari Passu]	[N]
[_______]	[_______]	$[_______]	[__]%	$[_______]	[—]	$[_______]	[Serviced]	[Pari Passu]	[Y]
[_______]	[_______]	$[_______]	[__]%	$[_______]	$[_______]	$[_______]	[Serviced]	Pari Passu-AB	[(3)]
[_______]	[_______]	$[_______]	[__]%	$[_______]	[—]	$[_______]	[Outside Serviced]	[Pari Passu]	[N]

(1)	See “Description of the Mortgage Pool—The Loan Combinations—General” for further information with respect to each loan combination, the related companion loans and the identity of the holders thereof.

(2)	For a discussion of the terms “serviced,” “outside serviced” and “servicing shift” and other related terms see “Relevant Parties—Master Servicer” above and “The Pooling and Servicing Agreement—General” below.

(3)	[Initially promissory note B is the controlling note. However, if the holder of the related subordinate companion loan is a borrower-related party or a control appraisal period exists, then promissory note A-1 evidencing the [________] mortgage loan will become the controlling note with respect to the [________] loan combination.]

(4)	[INDICATE THE TRUST SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]

(#)	[INSERT OTHER APPROPRIATE FOOTNOTES]

The identity of, and certain other items of information regarding, the mortgage loans that will be (or, with respect to the servicing shift mortgage loans, are expected to become) outside serviced mortgage loans are set forth in the table under “Relevant Parties—Outside Servicers, Outside Special Servicers, Outside Trustees and Outside Custodians” above.

With respect to any mortgage loan that is part of a loan combination, the loan-to-value ratio, debt service coverage ratio and debt yield have been calculated based on both that mortgage loan and any related pari passu companion loan(s), but without regard to any related subordinate companion loan(s), unless otherwise indicated.

The holder of the [LOAN-SPECIFIC CLASS] will have certain approval rights with respect to the related AB loan combination under certain circumstances. See “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination”.

In the case of any loan combination, the allocation of payments to the subject mortgage loan and its related companion loan(s), whether on a senior/subordinated or a pari passu basis (or some combination thereof), is generally effected through a co-lender agreement, intercreditor agreement, agreement among noteholders or comparable agreement to which the respective holders of the subject promissory notes are parties (any such agreement being referred to in this prospectus as a “co-lender agreement”). That co-lender agreement will govern the relative rights and obligations of such holders and, in connection therewith, will provide that one of those holders will be the “controlling note holder” entitled (directly or through a representative) to (i) approve or direct material servicing decisions involving the related loan combination (while the remaining such holder(s) generally are only entitled to non-binding consultation rights in such regard) and (ii) in some cases, replace the special servicer with respect to the related loan combination with or without cause. In addition, that co-lender agreement will designate whether servicing of the related loan combination is to be governed by the pooling and servicing agreement for this securitization or the pooling and servicing agreement, trust and servicing agreement or other comparable agreement for a securitization involving a related companion loan or portion thereof.

For more information regarding the loan combination(s), see “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”. Also, see “Structural and Collateral Term Sheet—Structural Overview” in Annex B to this prospectus.

Each outside controlling class representative and each holder of a companion loan may have interests in conflict with those of the holders of the offered certificates. See “Risk Factors—Potential Conflicts of Interest of a Directing Holder, any Outside Controlling Class Representative and any Companion Loan Holder”, “—Realization on a Mortgage Loan That Is Part of a Serviced Loan Combination May Be Adversely Affected by the Rights of the Related Serviced Companion Loan Holder” and “—Rights of any Outside Controlling Class Representative or Other Controlling Note Holder with Respect to an Outside Serviced Loan Combination Could Adversely Affect Your Investment”.

Additional Characteristics

of the Mortgage Loans

[The following table sets forth certain anticipated characteristics of the mortgage loans as of the cut-off date (unless otherwise indicated). Except as specifically provided in this prospectus, various information presented in this prospectus (including loan-to-value ratios, debt service coverage ratios, debt yields and cut-off date balances per net rentable square foot, pad, room or unit, as applicable) with respect to any mortgage loan with a pari passu companion loan or subordinate companion loan is calculated including the principal balance and debt service payment of the related pari passu companion loan(s), but is calculated excluding the principal balance and debt service payment of the related subordinate companion loan (or any other subordinate debt encumbering the related mortgaged property or any related mezzanine debt or preferred equity). However, unless specifically indicated, for the purpose of numerical and statistical information with respect to the composition of the mortgage pool contained in this prospectus (including any tables, charts and information set forth on [Annex A, B and C]), no subordinate companion loan is reflected in this prospectus. Other than as specifically noted, the loan-to-value ratio, the debt service coverage ratio, debt yield and mortgage loan rate information for each mortgage loan is presented in this prospectus without regard to any other indebtedness (whether or not secured by the related mortgaged property, ownership interests in the related borrower or otherwise) that currently exists or that may be incurred by the related borrower or its owners in the future, in order to present statistics for the related mortgage loan without combination with the other indebtedness

The sum of the numerical data in any column may not equal the indicated total due to rounding. Unless otherwise indicated, all figures and percentages presented in this “Summary of Terms” are calculated as described under “Description of the Mortgage Pool—Certain Calculations and Definitions” and, unless otherwise indicated, such figures and percentages are approximate and in each case, represent the indicated figure or percentage of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. The principal balance of each mortgage loan as of the cut-off date assumes the timely receipt of principal scheduled to be paid on or before the cut-off date and no defaults, delinquencies or prepayments on, or modifications of, any mortgage loan on or prior to the cut-off date. Whenever percentages and other information in this prospectus are presented on the mortgaged property level rather than the mortgage loan level, the information for mortgage loans secured by more than one mortgaged property (or comprised of more than one cross-collateralized mortgage loan) is based on allocated loan amounts as stated in Annex A.

The descriptions in this prospectus of the mortgage loans and the mortgaged properties are based upon the mortgage pool as it is expected to be constituted as of the close of business on the closing date, assuming that (i) all scheduled principal and interest payments due on or before the cut-off date will be made, (ii) there are no defaults, delinquencies or prepayments on any mortgage loan or the companion loan(s) on or prior to the closing date of this securitization transaction and (iii) each mortgage loan with an anticipated repayment date (if any) is paid in full on its related anticipated repayment date. The sum of the numerical data in any column in a table may not equal the indicated total due to rounding. Unless otherwise indicated, all figures presented in this “Summary of Terms” are calculated as described under “Description of the Mortgage Pool” and all percentages represent the indicated percentage of the aggregate principal balance of the entire pool of mortgage loans as of the cut-off date.

When information presented in this prospectus with respect to the mortgaged properties is expressed as a percentage of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, if a mortgage loan is secured by more than 1 mortgaged property, the percentages are based on an allocated loan amount that has been assigned to each of the related mortgaged properties based upon one or more of the related appraised values, the relative underwritten net cash flow or prior allocations reflected in the related mortgage loan documents as set forth on Annex A to this prospectus.

In addition, for purposes of the presentation of information in this prospectus, certain loan-to-value ratio, appraised value, debt yield, debt service coverage ratio and/or cut-off date principal balance information or other underwritten statistics may be based on certain adjustments, assumptions and/or estimates, as further described under “—The Mortgage Pool—Additional Characteristics of the Mortgage Loans” above, and “Description of the Mortgage Pool—Certain Calculations and Definitions” and “—Certain Terms of the Mortgage Loans”.]

The mortgage loans will have the following approximate characteristics as of the cut-off date:

Cut-off Date Mortgage Loan Characteristics*

All Mortgage Loans
Initial Pool Balance	$[___]
Number of Mortgage Loans	[___]
Number of Mortgaged Properties	[___]
Number of Crossed Groups	[___]
Crossed Groups as a percentage of Initial Pool Balance	[___]%
Range of Cut-off Date Balances	$[___] to $[___]
Average Cut-off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted Average Mortgage Rate	[___]%
Range of original terms to Maturity Date/ARD	[_] months to [_] months
Weighted average original term to Maturity Date/ARD	[___] months
Range of Cut-off Date remaining terms to Maturity Date/ARD	[_] months to [_] months
Weighted average Cut-off Date remaining term to Maturity Date/ARD	[___] months
Range of original amortization terms	[_] months to [_] months
Weighted average original amortization term	[___] months
Range of remaining amortization terms	[_] months to [_] months
Weighted average remaining amortization term	[___] months
Range of Cut-off Date LTV Ratios	[___]% to [___]%
Weighted average Cut-off Date LTV Ratio	[___]%
Range of Maturity Date/ARD LTV Ratios	[___]% to [___]%
Weighted average Maturity Date/ARD LTV Ratio	[___]%
Range of UW NCF DSCR	[___]x to [___]x
Weighted average UW NCF DSCR	[___]x
Range of UW NOI Debt Yield
Weighted average UW NOI Debt Yield
Percentage of Initial Pool Balance consisting of:
Interest Only-Balloon	[___]%
Balloon	[___]%
Interest Only	[___]%
ARD-Interest Only	[___]%
ARD-Interest Only-Balloon	[___]%
ARD-Balloon	[___]%

*	[THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]

(1)	Subject to a permitted variance of plus or minus 5%.

[#]	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

[#]	In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more pari passu companion loans [or a subordinate companion loan that is not included in the issuing entity], the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans but excluding the related subordinate companion loan.

[#]	All figures set forth in the table above have been calculated based on the definitions and other information under “Description of the Mortgage Pool—Certain Calculations and Definitions” and “—Certain Terms of the Mortgage Loans”.

[All] of the mortgage loans accrue interest on an actual/360 basis. [DESCRIBE ALTERNATIVE BASIS]

For further information regarding the Mortgage Loans, see “Description of the Mortgage Pool”.

[Modified and Refinanced

Mortgage Loans	As of the cut-off date, [none] of the mortgage loans were modified due to a delinquency.

Several of the mortgage loans were refinancings in whole or in part of loans that were (or refinancings of temporary bridge loans that in turn refinanced loans that were) in default at the time of refinancing or otherwise involved discounted pay-offs or provided acquisition financing for the related borrower’s purchase of the related mortgaged property at a foreclosure sale or after becoming REO, as described below:

●	[INSERT RELEVANT BULLETS]

See “Description of the Mortgage Pool—Default History, Bankruptcy Issues and Other Proceedings”.

Certain risks relating to bankruptcy proceedings are described in “Risk Factors—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans”.]

[Loans Underwritten Based on

Projections of Future Income	[With respect to [__] of the mortgaged properties, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (by allocated loan amount), such mortgaged properties (i) were constructed or the subject of a major renovation that was completed within 12 calendar months prior to the cut-off date and, therefore, the related mortgaged property has no prior operating history, (ii) have a borrower or an affiliate under the related mortgage loan that acquired the related mortgaged property within 12 calendar months prior to the cut-off date and such borrower or affiliate was unable to provide the related mortgage loan seller with historical financial information for such acquired mortgaged property or (iii) are single tenant properties subject to triple-net leases with the related tenant where the related borrower did not provide the related mortgage loan seller with historical financial information for the related mortgaged property.

See “Description of the Mortgage Pool”.

[Certain Variances from

Underwriting Guidelines	[Certain of the mortgage loans may vary from the underwriting guidelines described under “Transaction Parties—The Sponsors and the Mortgage Loan Sellers” with respect to the related third party materials requirements. See “Transaction Parties—The Sponsors and the Mortgage Loan Sellers—[Exceptions to [________]’s Disclosed Underwriting Standards]”. [Describe the nature of any material exceptions granted by the originator to its underwriting guidelines, including the number and percentage of loans with such exceptions.].]

Certain Mortgage Loans with Material

Lease Termination Options	[Certain mortgage loans have material lease early termination options. See Annex B to this prospectus for information regarding material lease termination options for the 10 largest tenants by base rent at the Mortgaged Properties securing the largest 20 mortgage loans (considering each crossed group as a single mortgage loan) by aggregate principal balance of the pool of mortgage loans as of the cut-off date. Also, see “Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations” for information on material tenant lease expirations and early termination options.]

Removal of Mortgage Loans

From the Mortgage Pool	Generally, a mortgage loan may only be removed from the mortgage pool as a result of (a) a repurchase or substitution by a sponsor for any mortgage loan for which it cannot remedy the material breach (or, in certain cases, a breach that is deemed to be material) or material document defect (or, in certain cases, a defect that is deemed to be material) affecting such mortgage loan under the circumstances described in this prospectus, (b) the exercise of a purchase option by a mezzanine lender, or the holder of a subordinate companion loan, in each case if any, or (c) a final disposition of a mortgage loan such as a payment in full or a sale of a defaulted mortgage loan or REO property. See “Risk Factors—Your Yield May Be Affected by Defaults, Prepayments and Other Factors”, “The Mortgage Loan Purchase Agreements—Cures, Repurchases and Substitutions”, “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties”.

Additional Aspects of the Certificates

Denominations	The offered certificates with certificate balances that are initially offered and sold to purchasers will be issued in minimum denominations of $[____] and integral multiples of $1 in excess of $[____]. The offered certificates with notional amounts will be issued, maintained and transferred only in minimum denominations of authorized initial notional amounts of not less than $[_____] and in integral multiples of $1 in excess of $[_____].

Registration, Clearance and

Settlement	Each class of offered certificates will initially be registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC.

You may hold offered certificates through: (1) DTC in the United States; or (2) Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System. Transfers within DTC, Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, will be made in accordance with the usual rules and operating procedures of those systems.

We may elect to terminate the book-entry system through DTC (with the consent of the DTC participants), Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, with respect to all or any portion of any class of the offered certificates.

See “Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration”.

Credit Risk Retention	For a discussion on the manner in which [NAME OF SPONSORS REQUIRED TO SATISFY RISK RETENTION] have satisfied and intend to continue to satisfy their credit risk retention requirements, see “[U.S. Credit Risk Retention]”.

Information Available to

Certificateholders	On each distribution date, the certificate administrator will prepare and make available to each certificateholder of record, initially expected to be Cede & Co. in the case of the offered certificates, a statement as to the distributions being made on that date. Additionally, under certain circumstances, certificateholders of record may be entitled to certain other information regarding the issuing entity. See “Description of the

Certificates—Reports to Certificateholders; Certain Available Information”.

Deal Information/Analytics	Certain information concerning the mortgage loans and the certificates may be available to subscribers through the following services:

●	[IDENTIFY THIRD PARTY ANALYSIS PROVIDERS TO BE USED.]

●	The certificate administrator’s website initially located at www.[_____].com

●	The master servicer’s website initially located at www.[_____].com

Optional Termination	On any distribution date on which the aggregate unpaid principal balance of the mortgage loans remaining in the issuing entity is less than [___]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, certain specified persons will have the option to purchase all of the mortgage loans (and all property acquired through exercise of remedies in respect of any mortgage loan) remaining in the issuing entity at the price specified in this prospectus. Exercise of this option will terminate the issuing entity and retire the then outstanding certificates.

The issuing entity may also be terminated in connection with a voluntary exchange of all the then-outstanding certificates (but excluding the Class [ARD] and Class R certificates) for the mortgage loans remaining in the issuing entity, if (i) the aggregate certificate balances of the [INSERT CLASSES OF CERTIFICATES] and the notional amounts of the [INSERT INTEREST-ONLY CLASSES] certificates have been reduced to zero, (ii) the master servicer has consented to the exchange, and (iii) all of the holders of those classes of outstanding certificates voluntarily participate in the exchange.

[Insert any series specific events that may trigger a liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds in accordance with Item 1103(a)(3)(vii) of Regulation AB.]

See “The Pooling and Servicing Agreement—Termination; Retirement of Certificates”.

Required Repurchases or Substitutions
   of Mortgage Loans; Loss of

Value Payment	Under certain circumstances, the related mortgage loan seller may be obligated to (i) repurchase (without payment of any yield maintenance charge or prepayment premium) or substitute for an affected mortgage loan from the issuing entity or (ii) make a cash payment that would be deemed sufficient to compensate the issuing entity, in the event of a document defect or a breach of a representation and warranty made by the related mortgage loan seller with respect to the mortgage loan in the mortgage loan purchase agreement that materially and adversely affects [(or is deemed to materially and adversely affect)] [the value of the mortgage loan, the value of the related mortgaged property (or REO property) or the interests of any certificateholders in the mortgage loan or mortgaged property (or REO property) or causes the mortgage loan to be other than a “qualified mortgage” within the meaning of Code Section 860G(a)(3) (but without regard to the rule of Treas. Reg. Section 1.860G-2(f)(2) that causes a defective loan to be treated as a “qualified mortgage”)]. See “The Mortgage Loan Purchase Agreements”.

Sale of Defaulted Mortgage

Loans and REO Properties	Pursuant to the pooling and servicing agreement, the special servicer is required to solicit offers for defaulted mortgage loans serviced thereunder [(or a defaulted serviced [pari passu] loan combination)] and related REO properties and accept the first (and, if multiple offers are received, the highest) cash offer from any person that constitutes a fair price for the defaulted serviced mortgage loan [(or defaulted serviced [pari passu] loan combination or relevant portion thereof, if applicable)] or related REO property, determined as described in “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties”, [unless the special servicer determines, in accordance with the servicing standard, that rejection of such offer would be in the best interests of the certificateholders and any related affected companion loan holder(s) (as a collective whole as if such certificateholders and such serviced pari passu companion loan holder constituted a single lender [and with respect to a loan combination that includes a subordinate companion loan, taking into account the subordinate nature of such subordinate companion loan])].

[If a mortgage loan that is part of a serviced pari passu loan combination (if any) becomes a defaulted mortgage loan, and if the special servicer decides to sell such defaulted mortgage loan as described in the prior paragraph, then the special servicer will be required to sell any related serviced pari passu companion loan(s) together with such defaulted mortgage loan as a single loan combination. In connection with any such sale, the special servicer will be required to follow the procedures set forth under “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties”.

Pursuant to the co-lender agreement with respect to each serviced AB loan combination, the holder of the related subordinate companion loan has a right to purchase the related defaulted mortgage loan (together with any related serviced pari passu companion loan) as described in “Description of the Mortgage Pool—The Loan Combinations”.

Pursuant to the related outside servicing agreement, the party acting as outside special servicer with respect to any outside serviced loan combination may offer to sell to any person (or may offer to purchase) for cash such outside serviced loan combination during such time as such loan combination constitutes a defaulted mortgage loan under the related outside servicing agreement and, in connection with any such sale, the outside special servicer is required to sell both the related outside serviced mortgage loan and the related pari passu companion loan(s) as a single loan combination.

Pursuant to each mezzanine loan intercreditor agreement with respect to the mortgage loans with mezzanine indebtedness, the holder of the related mezzanine loan has the right to purchase the related mortgage loan as described in “Description of the Mortgage Pool—Additional Indebtedness”. Additionally, in the case of mortgage loans that permit certain equity owners of the borrower to incur future mezzanine debt as described in “Description of the Mortgage Pool—Additional Indebtedness”, the related future mezzanine lender may have the option to purchase the related mortgage loan after certain defaults.]

See “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties” and “Description of the Mortgage Pool—The Loan Combinations”.

[Swap Contract or Other Derivative

Instrument]	[The issuing entity will have the benefit of an [interest rate] [currency] swap contract with [_____], a [insert entity type and jurisdiction of organization], as swap counterparty, in an initial notional amount equal to the aggregate initial certificate balance of the Class [__] certificates. The notional amount of the swap contract will decrease to the extent of any decrease in the certificate balance of the Class [__] certificates. The swap contract will have an expiration date of the distribution date in [_____] (the same date as the rated final distribution date for the Class [__] certificates) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each distribution date interest accrued on the notional amount of the swap contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) plus [__]% (based on the actual number of days in the interest accrual period for the Class [__] certificates and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a rate equal to [_________________] (based on a 360-day year assumed to consist of twelve 30-day months). Any excess prepayment interest shortfall allocated to the Class [__] regular interest, reduction in the interest available to be distributed to the Class [__] regular interest for any other reason [or the reduction of the weighted average net mortgage rate below [__]%] will result in a corresponding dollar-for-dollar reduction in the interest payment made by the swap counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the Class [__] certificates. All prepayment premiums or yield maintenance charges allocated to the Class [__] regular interest will be paid to the swap counterparty unless the swap contract and any replacement swap contract have been terminated, in which case, those amounts will be distributed to the Class [_____] certificates. [_____], the credit support provider of the swap counterparty currently has a long-term rating of “[__]” by [_____] and “[__]” by [_____], and a short term rating of “[__]” by [_____] and “[__]” by [_____]. See “Description of the Derivatives Instrument”.]

[INSERT ANY SERIES SPECIFIC CURRENCY SWAP DISCLOSURE.]

Other Investment Considerations

Material Federal Income

Tax Consequences	[___________] [(__)] separate real estate mortgage investment conduit (commonly known as a REMIC) elections will be made with respect to designated portions of the issuing entity. The designations for each REMIC created under the pooling and servicing agreement are as follows:

●	The lower-tier REMIC will hold the mortgage loans (excluding any post-anticipated repayment date excess interest) and certain other assets of the issuing entity and will issue certain classes of uncertificated regular interests to a second REMIC.

●	The upper-tier REMIC will hold the lower-tier REMIC regular interests and will issue the [INSERT CLASSES] certificates and the [Class A-S, Class B and Class C trust components] as classes of regular interests in the upper-tier REMIC.

[The portions of the issuing entity consisting of the [Class A-S, Class B and Class C trust components] and the related distribution account, beneficial ownership of which is represented by the [Class A-S, Class B, Class [__] and Class C certificates], will be treated as a grantor trust for federal income tax purposes, as further described under “Material Federal Income Tax Consequences”.

Pertinent federal income tax consequences of an investment in the offered certificates include:

●	Each class of offered certificates (other than the exchangeable certificates) and the trust components will constitute REMIC “regular interests”.

●	The offered certificates (other than the exchangeable certificates) and the trust components will be treated as newly originated debt instruments for federal income tax purposes.

●	Each class of exchangeable certificates will evidence beneficial ownership of one or more trust components which will be treated as a grantor trust for federal income tax purposes.

●	You will be required to report income on your offered certificates in accordance with the accrual method of accounting.

It is anticipated, for federal income tax purposes, that the Class certificates will be issued with original issue discount, that the Class certificates will be issued with a de minimis amount of original issue discount and that the Class certificates will be issued at a premium.

In addition, the portion of the issuing entity representing the excess interest accrued on the mortgage loans with an anticipated repayment date will be treated as a grantor trust for federal income tax purposes, and the Class [ARD] certificates (which are not offered by this prospectus) will represent undivided beneficial interests in such grantor trust.

See “Material Federal Income Tax Consequences”.

Yield Considerations	You should carefully consider the matters described under “Risk Factors—Your Yield May Be Affected by Defaults, Prepayments and Other Factors” and “Yield, Prepayment and Maturity Considerations”, which may affect significantly the yields on your investment.

Certain ERISA Considerations	Subject to important considerations described under “ERISA Considerations”, the offered certificates are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts.

Legal Investment [SPECIFY CLASSES] [No class] of the offered certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended. If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the offered certificates. You should consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the offered certificates. See “Legal Investment”.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in “Risk Factors—Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates”).

Ratings	The offered certificates will not be issued unless each of the offered classes receives a credit rating from one or more of the nationally recognized statistical rating organizations engaged by the depositor to rate the offered certificates. [The decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of certificates after the date of this prospectus.]

See “Risk Factors—Your Yield May Be Affected by Defaults, Prepayments and Other Factors”, “—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”, “Yield, Prepayment and Maturity Considerations” and “Ratings”.

Risk Factors

You should carefully consider the following risks before making an investment decision. In particular, distributions on your certificates will depend on payments received on, and other recoveries with respect to, the mortgage loans. Therefore, you should carefully consider the risk factors relating to the mortgage loans and the mortgaged properties.

If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.

[If you are considering an investment in a class of exchangeable certificates you should carefully consider the risks that are specifically applicable to the related class(es) of certificates exchangeable therefor, since they would generally apply to your certificates if you make an exchange.]

This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

[RISK FACTORS THAT ARE IDENTIFIED IN BRACKETS WILL BE REMOVED FROM TRANSACTIONS THAT DO NOT HAVE MORTGAGE LOANS, MORTGAGED PROPERTIES OR BORROWER/SPONSOR ENTITIES WITH THE DESCRIBED RISK FACTOR.]

The Offered Certificates May Not Be a Suitable Investment for You

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand and are able to bear the risk that the yield to maturity of, the aggregate amount and timing of distributions on, and the market value of the offered certificates are subject to material variability from period to period and give rise to the potential for significant loss over the life of the offered certificates. The interaction of the foregoing factors and their effects are impossible to predict and are likely to change from time to time. As a result, an investment in the offered certificates involves substantial risks and uncertainties and should be considered only by sophisticated institutional investors with substantial investment experience with similar types of securities and who have conducted appropriate due diligence on the mortgage loans, the mortgaged properties and the offered certificates.

Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss

Although the various risks discussed in this prospectus are generally described separately, you should consider the potential effects of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor in the certificates may be significantly increased.

The Offered Certificates Are Limited Obligations; If Assets Are Not Sufficient, You May Not Be Paid

The offered certificates, when issued, will represent beneficial interests in the issuing entity. The offered certificates will not represent an interest in, or obligation of, the sponsors, the depositor, the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the trustee, the underwriters, or any of their respective affiliates, or any other person. The primary assets of the issuing entity will be the notes evidencing the mortgage loans, and the primary security and source of payment for the mortgage loans will be the mortgaged properties and the other collateral described in this prospectus. Payments on the offered certificates are expected to be derived from payments made by the borrowers on the mortgage loans. We cannot assure you that the cash flow from the mortgaged properties and the proceeds of any sale or refinancing of the mortgaged properties will be sufficient to pay the principal of, and interest on, the mortgage loans or to distribute in full the amounts of interest and principal to which the holders of the offered certificates are entitled.

No governmental agency or instrumentality will guarantee or insure payment on the offered certificates.

Furthermore, some classes of offered certificates will represent a subordinate right to receive payments out of collections and/or advances on the trust assets.

If the trust assets are insufficient to make payments on your certificates, no other assets will be available to you for payment of the deficiency, and you will bear the resulting loss. See “Description of the Certificates—General”.

Any Credit Support for Your Offered Certificates May Be Insufficient to Protect You Against All Potential Losses

The rating agencies that assign ratings to your offered certificates will establish the amount of credit support, if any, for your offered certificates based on, among other things, an assumed level of defaults, delinquencies and losses with respect to the related mortgage assets. Actual losses may, however, exceed the assumed levels. See “Description of the Certificates—Subordination; Allocation of Realized Losses” and [“Description of the Derivatives Instrument”]. If actual losses on the underlying mortgage loans exceed the assumed levels, you may be required to bear the additional losses.

[include risk if any form of credit support does not cover all types of losses.]

[add risk that If a form of credit support covers multiple classes and losses exceed the amount of that credit support, it is possible that the holders of offered certificates of one such class will be disproportionately benefited by that credit support to the detriment of another such class.]

Your Yield May Be Affected by Defaults, Prepayments and Other Factors

General

The yield to maturity on each class of the offered certificates will depend in part on the following:

●	the purchase price for the certificates;

●	the rate and timing of principal payments on the mortgage loans (both voluntary and involuntary), and the allocation of principal prepayments to the respective classes of offered certificates with principal balances; and

●	the allocation of shortfalls and losses on the mortgage loans to the respective classes of offered certificates.

Any changes in the weighted average lives of your certificates may adversely affect your yield. In general, if you buy a Class [INTEREST ONLY CLASSES] certificate or if you buy any other offered certificate at a premium, and principal distributions occur faster than expected, your actual yield to maturity will be lower than your anticipated yield. If principal distributions are very high, holders of certificates purchased at a premium might not fully recover their initial investment. Conversely, if you buy an offered certificate at a discount and principal distributions occur more slowly than expected, your actual yield to maturity will be lower than your anticipated yield. The potential effect that prepayments may have on the yield of your certificates will increase as the discount deepens or the premium increases. If the amount of interest payable on your certificates is disproportionately large as compared to the amount of principal payable on your certificates, or if your certificates entitle you to receive payments of interest but no payments of principal, then you may fail to recover your original investment under some prepayment scenarios.

In addition, if you buy offered certificates that entitle you to distributions of principal, prepayments resulting in a shortening of weighted average lives of your certificates may be made at a time of low interest rates when you may be unable to reinvest the resulting payment of principal on your certificates at a rate comparable to the effective yield anticipated by you in making your investment in the certificates, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.

In addition, the extent to which prepayments on the mortgage loans in the issuing entity ultimately affect the weighted average life of the certificates will depend on the terms of the certificates, more particularly:

●	a class of certificates that entitles the holders of those certificates to a disproportionately larger share of the prepayments on the mortgage loans increases the “call risk” or the likelihood of early retirement of that class if the rate of prepayment is relatively fast; and

●	a class of certificates that entitles the holders of the certificates to a disproportionately smaller share of the prepayments on the mortgage loans increases the likelihood of “extension risk” or an extended average life of that class if the rate of prepayment is relatively slow.

The Investment Performance and Average Life of Your Offered Certificates Will Depend Upon Payments, Defaults and Losses on the Underlying Mortgage Loans, and Those Payments, Defaults and Losses May Be Highly Unpredictable

Payments of principal and/or interest on your offered certificates will depend upon, among other things, the rate and timing of payments on the underlying mortgage loans. Prepayments on the underlying mortgage loans may result in a faster rate of principal payments on your offered certificates, thereby resulting in a shorter average life for your offered certificates than if those prepayments had not occurred.

The rate and timing of principal prepayments on pools of mortgage loans varies among pools and is influenced by a variety of economic, demographic, geographic, social, tax and legal factors. Accordingly, neither you nor we can predict the rate and timing of principal prepayments on the mortgage loans underlying your offered certificates. As a result, repayment of your offered certificates could occur significantly earlier or later, and the average life of your offered certificates could be significantly shorter or longer, than you expected.

The extent to which prepayments on the underlying mortgage loans ultimately affect the average life of your offered certificates depends on the terms and provisions of your offered certificates. A class of offered certificates may entitle the holders to a pro rata share of any prepayments on the underlying mortgage loans, to all or a disproportionately large share of those prepayments, or to none or a disproportionately small share of those prepayments. If you are entitled to a disproportionately large share of any prepayments on the underlying mortgage loans, your offered certificates may be retired at an earlier date. If, however, you are only entitled to a small share of the prepayments on the underlying mortgage loans, the average life of your offered certificates may be extended. Your entitlement to receive payments, including prepayments, of principal of the underlying mortgage loans may—

●	vary based on the occurrence of specified events, such as the retirement of one or more other classes of certificates, or

●	be subject to various contingencies, such as prepayment and default rates with respect to the underlying mortgage loans.

Each of the mortgage loans underlying the offered certificates will specify the terms on which the related borrower must repay the outstanding principal amount of the loan. The rate, timing and amount of scheduled payments of principal may vary, and may vary significantly, from mortgage loan to mortgage loan. The rate at which the underlying mortgage loans amortize will directly affect the rate at which the principal balance or notional amount of your offered certificates is paid down or otherwise reduced.

In addition, any mortgage loan underlying the offered certificates may permit the related borrower during some or all of the loan term to prepay the loan. In general, a borrower will be more likely to prepay its mortgage loan when it has an economic incentive to do so, such as obtaining a larger loan on the same underlying real property or a lower or otherwise more advantageous interest rate through refinancing. If a mortgage loan includes some form of prepayment restriction, the likelihood of prepayment should decline. These restrictions may include—

●	an absolute or partial prohibition against voluntary prepayments during some or all of the loan term, or

●	a requirement that voluntary prepayments be accompanied by some form of prepayment premium, fee or charge during some or all of the loan term.

In many cases, however, there will be no restriction associated with the application of insurance proceeds or condemnation proceeds as a prepayment of principal.

Notwithstanding the terms of the mortgage loans backing your offered certificates, the amount, rate and timing of payments and other collections on those mortgage loans will, to some degree, be unpredictable because of borrower defaults and because of casualties and condemnations with respect to the underlying real properties.

The investment performance of your offered certificates may vary materially and adversely from your expectations due to—

●	the rate of prepayments and other unscheduled collections of principal on the underlying mortgage loans being faster or slower than you anticipated, or

●	the rate of defaults on the underlying mortgage loans being faster, or the severity of losses on the underlying mortgage loans being greater, than you anticipated.

The actual yield to you, as a holder of an offered certificate, may not equal the yield you anticipated at the time of your purchase, and the total return on investment that you expected may not be realized. In deciding whether to purchase any offered certificates, you should make an independent decision as to the appropriate prepayment, default and loss assumptions to be used.

We are not aware of any relevant publicly available or authoritative statistics with respect to the historical prepayment experiences of commercial mortgage loans. For this purpose, principal payments include both voluntary prepayments, if permitted, and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty or condemnation, defaults and liquidations or repurchases upon breaches of representations and warranties or material document defects or purchases by the holder of a subordinate companion loan [or a mezzanine lender] pursuant to a purchase option or sales of defaulted mortgage loans. The rate at which voluntary prepayments occur on the mortgage loans will be affected by a variety of factors, including:

●	the terms of the mortgage loans, including, the length of any prepayment lockout period and the applicable yield maintenance charges and prepayment premiums and the extent to which the related mortgage loan terms may be practically enforced;

●	the level of prevailing interest rates;

●	the availability of mortgage credit;

●	the master servicer’s or special servicer’s ability to enforce yield maintenance charges and prepayment premiums;

●	the failure to meet certain requirements for the release of escrows;

●	the occurrence of casualties or natural disasters; and

●	economic, demographic, tax, legal or other factors.

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Provisions” for a description of certain prepayment protections and other factors that may influence the rate of prepayment of the mortgage loans. See “—Some Provisions in the Mortgage Loans Underlying Your Offered Certificates May Be Challenged as Being Unenforceable” below.

In addition, if a sponsor or guarantor repurchases any mortgage loan from the issuing entity due to breaches of representations or warranties or document defects, the repurchase price paid will be passed through to the holders of the certificates with the same effect as if the mortgage loan had been prepaid in part or in full, and no yield maintenance charge or other prepayment charge would be payable. [Additionally, the holder of any subordinate companion loan or any mezzanine lender [or, in the case of a trust subordinate companion loan, the directing certificateholder for the [LOAN-SPECIFIC CLASS] may have the option to purchase the related mortgage loan after certain defaults, and the purchase price may not include any yield maintenance payments or prepayment charges.] As a result of such a repurchase or purchase, investors in the [INTEREST-ONLY CLASSES] certificates and any classes of offered certificates purchased at a premium might not fully recoup their initial investment. In this respect, see “The Mortgage Loan Purchase Agreements—Representations and Warranties” and “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

A rapid rate of principal prepayments, liquidations and/or principal losses on the mortgage loans could result in the failure to recoup the initial investment in the Class [INTEREST ONLY CLASSES] certificates. [In particular, the Class [__] certificates (and, to a lesser extent, the Class [__] certificates) will be sensitive to prepayments on the mortgage loans because the prepayments will have the effect of reducing the notional amount of the Class [__] certificates first.] Investors in the Class [INTEREST ONLY CLASSES] certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the mortgage loans could result in the failure of such investors to recoup fully their initial investments. The yield to maturity of the Class [INTEREST ONLY CLASSES] certificates may be adversely affected by the prepayment of mortgage loans with higher net mortgage loan rates. See “—A Rapid Rate of Principal Prepayments, Liquidations and/or Principal Losses on the Mortgage Loans Could Result in the Failure to Recoup the Initial Investment in the Class [INTEREST ONLY CLASSES] Certificates” and “Yield, Prepayment and Maturity Considerations—Yield on the [OFFERED INTEREST-ONLY CLASSES] Certificates”.

[In addition, with respect to the Class [__] certificates, the extent to which the planned balances are achieved and the sensitivity of the Class [__] certificates to principal prepayments on the mortgage loans will depend in part on the period of time during which the [[other] SENIOR CERTIFICATES] remain outstanding. As such, the Class [__] certificates will become more sensitive to the rate of prepayments on the mortgage loans than they were when the [[other] SENIOR CERTIFICATES] were outstanding.]

 [Your Yield May Be Adversely Affected by Prepayments Resulting from Earnout Reserves

With respect to certain mortgage loans, earnout escrows may have been established at origination, which funds may be released to the related borrower upon satisfaction of certain conditions.  If such conditions with respect to any such mortgage loan are not satisfied, the amounts reserved in such escrows [may be][are required to be] applied to the payment of the mortgage loan, which would have the same effect on the offered certificates as a prepayment of the mortgage loan, except that such application of funds would not be accompanied by any prepayment premium or yield maintenance charge.  See Annex A to this prospectus.  The pooling and servicing agreement will provide that unless required by the mortgage loan documents, neither the master servicer nor the special servicer, as applicable, will apply such amounts as a prepayment if no event of default has occurred.]

Losses and Shortfalls May Change Your Anticipated Yield

If losses on the mortgage loans allocated to the principal balance certificates exceed the aggregate certificate balance of the classes of principal balance certificates subordinated to a particular class thereof, that class will suffer a loss equal to the full amount of the excess (up to the outstanding certificate balance of that class). Even if losses on the mortgage loans are not borne by your certificates, those losses may affect the weighted average life and yield to maturity of your certificates.

For example, certain shortfalls in interest as a result of involuntary prepayments may reduce the funds available to make payments on your certificates. In addition, if the master servicer, the special servicer or the trustee is reimbursed out of general collections on the mortgage loans included in the issuing entity for any advance that it has determined is not recoverable out of collections on the related mortgage loan, then to the extent that this reimbursement is made from collections of principal on the mortgage loans in the issuing entity, that reimbursement will reduce the amount of principal available to be distributed on the certificates and will result in a reduction of the certificate balances of the principal balance certificates (in the order described in the next paragraph as if it was a loss realized on the mortgage loans). See “Description of the Certificates—Distributions”. Likewise, if the master servicer, the special servicer or the trustee is reimbursed out of principal collections on the mortgage loans for any workout delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the principal balance certificates on that distribution date. This reimbursement would have the effect of reducing current payments of principal on the offered certificates with principal balances and extending the weighted average lives of those certificates. See “Description of the Certificates—Distributions”.

In addition, to the extent losses are realized on the mortgage loans, first the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] trust component (and correspondingly, the Class [__] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [___] trust component), then the Class [___] trust component (and correspondingly, the Class [__] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [__] trust component), then the Class [__] trust component (and correspondingly, the Class [___] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [___] trust component) and, then, pro rata, the Class [___], Class [___], Class [___], Class [___] and Class [___] certificates, based on their respective certificate principal amounts, will bear such losses up to an amount equal to the respective outstanding certificate principal amount thereof. A reduction in the certificate principal amount of the Class [___], Class [___], Class [___], Class [___] or Class [___] certificates or the Class [___] trust component will result in a corresponding reduction in the notional amount of the Class [INTEREST-ONLY CLASS] certificates. A reduction in the certificate principal amount of the Class [___] trust component will result in a corresponding reduction in the notional amount of the Class [INTEREST-ONLY CLASS] certificates. No representation is made as to the anticipated rate or timing of prepayments (voluntary or involuntary) or rate, timing or amount of liquidations or losses on the mortgage loans or as to the anticipated yield to maturity of any such offered certificate. See “Yield, Prepayment and Maturity Considerations”.

[The exchangeable certificates will be subject to a realized loss or shortfall on the Class [___], Class [__] or Class [__] trust component to the extent of their percentage interest in such trust component. See “Description of the Certificates—Distributions”.]

Modifications of the Terms of the Mortgage Loans May Affect the Amount and Timing of Payments on Your Offered Certificates

The master servicer or special servicer may, within prescribed limits, extend and modify mortgage loans underlying your offered certificates that are in default or as to which a payment default is imminent in order to maximize recoveries on the defaulted loans. The master servicer or special servicer is only required to determine that any extension or modification is reasonably likely to produce a greater recovery than a liquidation of the real property securing the defaulted loan. There is a risk that the decision of the master servicer or special servicer to extend or modify a mortgage loan may not in fact produce a greater recovery.

The master servicer (or any related primary servicer) will be responsible for servicing the mortgage loans underlying your offered certificates regardless of whether such mortgage loans are performing or have become delinquent or have otherwise been transferred to special servicing. As delinquencies or defaults occur, the special servicer and any sub-servicer will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the certificateholders, the special servicer and any sub-servicer will be required to invest time and resources not otherwise required when collecting payments on non-specially serviced mortgage loans. Modifications of mortgage loans implemented by the special servicer or any sub-servicer in order to maximize ultimate proceeds of such mortgage loans to the certificateholders may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving or forbearing payments of principal, interest or other amounts owed under the mortgage loan, extending the final maturity date of the mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loan, forbearing payment of a portion of the principal balance of the mortgage loan or any combination of these or other modifications. Any modified mortgage loan may remain in the issuing entity, and the modification may result in a reduction in (or may eliminate) the funds received by the issuing entity with respect to such mortgage loan.

The ability to modify mortgage loans by each of the master servicer and the special servicer may be limited by several factors. First, if the master servicer or the special servicer, as applicable, has to consider a large number of modifications, operational constraints may affect the ability of such servicer to adequately address all of the needs of the borrowers. Furthermore, the terms of the pooling and servicing agreement will significantly limit the actions of the master servicer, and will prohibit the special servicer from taking certain actions, in connection with a loan modification, such as an extension of the loan term beyond a specified date such as a specified number of years prior to the rated final distribution date. You should consider the importance of the role of the special servicer in maximizing collections for the transaction and the impediments the special servicer may encounter when servicing delinquent or defaulted mortgage loans. In some cases, failure by the special servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for distribution on your offered certificates. In addition, even if a loan modification is successfully completed, there can be no assurance that the related borrower will continue to perform under the terms of the modified mortgage loan.

You should note that modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of certificates in the transaction. The pooling and servicing agreement will obligate the master servicer and special servicer not to consider the interests of individual classes of certificates. You should also note that in connection with considering a modification or other type of loss mitigation, the master servicer and special servicer may incur or bear related out-of-pocket expenses, such as appraisal fees, which would be reimbursed to such servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the related mortgage pool but in each case, prior to distributions being made on your offered certificates.

[Payments Allocated to the VRR Interest Will Not Be Available to Make Payments on the Non-Vertically Retained Certificates, and Payments Allocated to the Non-Vertically Retained Certificates Will Not Be Available to Make Payments on the VRR Interest

As described in this prospectus, payments of principal and interest in respect of the mortgage loans will be distributed to the holders of the non-vertically retained certificates and the VRR Interest, pro rata, based upon their respective percentage allocation entitlement. Amounts received and allocated to the non-vertically retained certificates will not be available to satisfy any amounts due and payable to the VRR Interest. Likewise, amounts received and allocated to the VRR Interest will not be available to satisfy any amounts due and payable to the non-vertically retained certificates. Accordingly, any losses incurred by the issuing entity will also be effectively allocated between the non-vertically retained certificates (collectively) and the VRR Interest, pro rata, based upon their respective percentage allocation entitlement. See “Description of the Certificates—Distributions” and “Credit Risk Retention”.]

Release, Casualty and Condemnation of Collateral May Reduce the Yield on Your Certificates

Notwithstanding the prepayment provisions described in this prospectus, certain of the mortgage loans permit the release of a mortgaged property (or a portion of the mortgaged property) subject to the satisfaction of certain conditions described under “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”. In order to obtain such release (other than with respect to the release of certain non-material portions of the mortgaged properties which may not require payment of a release price), the related borrower may be required (among other things) to pay a release price, which in some cases may not include a prepayment premium or yield maintenance charge on all or a portion of such payment. In addition, some mortgage loans may provide that the application of casualty or condemnation proceeds to pay down the subject mortgage loan does not need to be accompanied by a prepayment premium or yield maintenance charge. Any such prepayments may adversely affect the yield to maturity of your certificates. See “—Your Yield May Be Affected by Defaults, Prepayments and Other Factors” in this prospectus.

In addition, certain mortgage loans provide for the release, without prepayment or defeasance, of outparcels or other portions of the related mortgaged property that were given no value or minimal value in the underwriting process, subject to the satisfaction of certain conditions. Certain of the mortgage loans also permit the related borrower to add or substitute collateral under certain circumstances.

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Partial Releases” and Annex A for further details regarding the various release provisions.

[Pro Rata [and Other] Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default

With respect to a mortgage loan that is part of a loan combination with a subordinate companion loan, prior to the occurrence and continuance of a material mortgage loan event of default (or during any period of time that the event of default is being cured in accordance with the related co-lender agreement), any collections of scheduled principal payments and other unscheduled principal payments with respect to the related loan combination [(including, if applicable, any prepayment in connection with a release of a mortgaged property)] received from the related borrower may (if so provided in the related co-lender agreement) be allocated to such mortgage loan and any such subordinate companion loan(s) on a pro rata basis.  [In addition, in the case of the [____] loan combination, amortization payments are to be made solely in respect of the related subordinate companion loan (with the related mortgage loan providing for scheduled payments of interest only prior to maturity).] Any such distributions of principal in respect of the subordinate companion loan(s) would have the effect of reducing the total dollar amount of subordination provided to the offered certificates by the subordinate companion loan(s) (including the loan specific certificates related to the trust subordinate companion loan). See “Description of the Mortgage Pool—The Loan Combinations—The [_______] Loan Combination”.]

Certain Classes of the Offered Certificates Are Subordinate to, and Are Therefore Riskier Than, Other Classes

The Class [__], Class [__], Class [__], and Class [__] certificates are subordinate to other classes of certificates. If you purchase any offered certificates that are subordinate to one or more other classes, then your offered certificates will provide credit support to such other senior classes. As a result, you will receive payments after, and must bear the effects of losses on the trust assets before, the holders of the senior classes.

When making an investment decision, you should consider, among other things—

●	the payment priorities of the respective classes of the certificates,

●	the order in which the principal balances of the respective classes of the certificates with balances will be reduced in connection with losses and default-related shortfalls, and

●	the characteristics and quality of the mortgage loans in the trust.

A Rapid Rate of Principal Prepayments, Liquidations and/or Principal Losses on the Mortgage Loans Could Result in the Failure to Recoup the Initial Investment in the Class [INTEREST ONLY CLASSES] Certificates.

The Class [INTEREST ONLY CLASSES] certificates will not be entitled to distributions of principal but instead will accrue interest on their respective notional amounts.

The yield to maturity on the [INTEREST ONLY CLASS] certificates will be especially sensitive to the rate and timing of reductions made to the certificate balances of the Class [____] and Class [____] certificates and the Class [____] trust component, including by reason of delinquencies and losses on the mortgage loans due to liquidations, principal payments (including both voluntary and involuntary prepayments, delinquencies, defaults and liquidations) on the mortgage loans and payments with respect to purchases and repurchases thereof, which may fluctuate significantly from time to time. A rate of principal payments and liquidations on the mortgage loans that is more rapid than expected by investors may have a material adverse effect on the yield to maturity of the [INTEREST ONLY CLASSES] certificates and may result in holders not fully recouping their initial investments. [The yield to maturity of the [INTEREST ONLY CLASS] certificates may be adversely affected by the prepayment of mortgage loans with higher net mortgage rates.] The yield to maturity on the [ADDITIONAL INTEREST ONLY CLASS] certificates will be especially sensitive to the rate and timing of reductions made to the certificate balances of the Class [__] certificates and the Class [__] and Class [__] trust components, including by reason of delinquencies and losses on the mortgage loans due to liquidations, principal payments (including both voluntary and involuntary prepayments, delinquencies, defaults and liquidations) on the mortgage loans and payments with respect to purchases and repurchases thereof, which may fluctuate significantly from time to time. A rate of principal payments and liquidations on the mortgage loans that is more rapid than expected by investors may have a material adverse effect on the yield to maturity of the [ADDITIONAL INTEREST ONLY CLASS] certificates and may result in holders not fully recouping their initial investments. [The yield to maturity of the [ADDITIONAL INTEREST ONLY CLASS] certificates may be adversely affected by the prepayment of mortgage loans with higher net mortgage rates.] See “Yield, Prepayment and Maturity Considerations—Yield on the [Offered Interest-only Classes] Certificates”.

A rapid rate of principal prepayments, liquidations and/or principal losses on the mortgage loans could result in the failure to recoup the initial investment in the Class [INTEREST ONLY CLASSES] certificates. Investors in the Class [INTEREST ONLY CLASSES] certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the mortgage loans could result in the failure of such investors to recoup fully their initial investments. The yield to maturity of the Class [INTEREST ONLY CLASSES] certificates may be adversely affected by the prepayment of mortgage loans with higher net mortgage loan rates. See “Yield, Prepayment and Maturity Considerations—Yield on the [OFFERED INTEREST-ONLY CLASSES] Certificates”.

[The Exchangeable Certificates Are Subject to Additional Risks

Certain Factors May Limit Exchangeability

The characteristics of the Class [EC] certificates will reflect, in the aggregate, the characteristics of the Class [___], Class [___] and Class [___] certificates. As a result, the Class [EC] certificates will be subject to the same risks as the Class [__], Class [__] and Class [__] certificates described in this prospectus. Investors are also encouraged to consider a number of factors that will limit a certificateholder’ s ability to exchange exchangeable certificates:

●	At the time of a proposed exchange, a certificateholder must own exchangeable certificates in the requisite exchangeable proportion to make the desired exchange, as described under “Description of the Certificates—Exchangeable Certificates—Exchanges”.

●	A certificateholder that does not own exchangeable certificates in such requisite exchangeable proportion may be unable to obtain the necessary exchangeable certificates or may be able only to exchange the portion (if any) of its exchangeable certificates that represents such requisite exchangeable proportion. Another certificateholder may refuse to sell its certificates at a reasonable (or any) price or may be unable to sell them, or certificates may have been purchased or placed into other financial structures and thus may be unavailable. Such circumstances may prevent you from obtaining exchangeable certificates in the proportions necessary to effect an exchange.

●	Exchanges will no longer be permitted following the date when the then-current principal balance of the Class [__] trust component (and, correspondingly, to the extent evidencing an interest in the Class [__] trust component, the Class [__] certificates and the applicable component of the Class [EC] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that trust component.

●	Certificates may only be held in authorized denominations.

Your Right to Receive Distributions on Exchangeable Certificates Will Be Subordinated

As described in this prospectus, if you acquire any exchangeable certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the Class [___], Class [___], Class [___], Class [___], Class [___], Class [___] and Class [___] certificates. If you acquire Class [__] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will also be subordinated to those of the holders of the Class [__] certificates and (insofar as the Class [EC] certificates represent an interest in the Class [___] trust component) the holders of the Class [EC] certificates. If you acquire Class [__] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will also be subordinated to those of the holders of the Class [__] certificates and (insofar as the Class [EC] certificates represent an interest in the Class [___] and Class [__] trust components) the holders of the Class [EC] certificates. If you acquire Class [EC] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will also be subordinated to: (a) insofar as the Class [EC] certificates represent an interest in the Class [__] and Class [__] trust components, those of the holders of the Class [___] certificates; and (b) insofar as the Class [EC] certificates represent an interest in the Class [___] trust component, those of the holders of the Class [__] certificates. See “Description of the Certificates—Subordination; Allocation of Realized Losses”.]

Book-Entry Registration Will Mean You Will Not Be Recognized as a Holder of Record

Your offered certificates will be issued in book-entry form through the facilities of the Depository Trust Company.

Your certificates will be initially represented by one or more certificates registered in the name of Cede & Co., as the nominee for DTC, and will not be registered in your name. As a result, you will not be recognized as a certificateholder, or holder of record of your certificates and—

●	you will be able to exercise your rights as a certificateholder only indirectly through the Depository Trust Company and its participating organizations;

●	you may have only limited access to information regarding your offered certificates;

●	you may suffer delays in the receipt of payments on your offered certificates; and

●	your ability to pledge or otherwise take action with respect to your offered certificates may be limited due to the lack of a physical certificate evidencing your ownership of those certificates.

See “Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration”.

The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue to Adversely Affect the Value of CMBS

In recent years, the real estate and securitization markets, including the market for commercial mortgage-backed securities (“CMBS”), experienced significant dislocations, illiquidity and volatility. We cannot assure you that another dislocation in CMBS will not occur.

Any economic downturn may adversely affect the financial resources of borrowers under commercial mortgage loans and may result in their inability to make payments on, or refinance, their outstanding mortgage debt when due or to sell their mortgaged properties for an aggregate amount sufficient to pay off the outstanding debt when due. As a result, distributions of principal and interest on your certificates, and the value of your certificates, could be adversely affected.

Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity and Other Aspects of the Offered Certificates

We make no representation as to the proper characterization of the offered certificates for legal investment, financial institution regulatory, financial reporting or other purposes, as to the ability of particular investors to purchase the offered certificates under applicable legal investment or other restrictions or as to the consequences of an investment in the offered certificates for such purposes or under such restrictions. Changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors or other participants in the asset-backed securities markets including the CMBS market. While the general effects of such changes are uncertain, regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire CMBS, which in turn may adversely affect the ability of investors in the offered certificates who are not subject to those provisions to resell their certificates in the secondary market. For example:

●	Part Five (Articles 404-410) of EU Regulation 575/2013 (the “CRR”) imposes on European Economic Area (“EEA”) credit institutions and investment firms (and their consolidated affiliates) (each, a “CRR Investor”) investing in securitizations (as defined in the CRR) (a) a requirement that the originator, sponsor or original lender of such securitization has explicitly disclosed that it will retain, on an ongoing basis, a material net economic interest which, in any event, shall not be less than 5% in the transaction in the manner contemplated in the CRR, and (b) a requirement that the CRR Investor has undertaken certain due diligence in respect of the securitization and the underlying exposures and has established procedures for monitoring them on an ongoing basis (together, the “CRR Retention Requirements”). National regulators in EEA member states impose penal risk weights for credit risk capital requirements on securitization investments in respect of which the Retention Requirement or the Due Diligence Requirement has not been satisfied in any material respect by reason of the negligence or omission of the CRR Investor. The CRR provisions are supplemented by regulatory technical standards, in the form of a Commission Delegated Regulation 625/2014 of March 13, 2014, specifying certain aspects of the CRR Retention Requirements, and by implementing technical standards, contained in Commission Implementing Regulation (EU) No 602/2014 of June 4, 2014, specifying calculation of the penalty risk weights.

●	Requirements similar to the CRR Retention Requirements (together with the CRR Retention Requirements, the “Existing EU Retention Requirements”) (i) apply to investments in securitizations by investment funds managed by EEA investment managers subject to EU Directive 2011/61/EU on Alternative Investment Fund Managers, pursuant to Chapter III, Section 5 of Commission Delegated Regulation (EU) No. 231/2013 of December 19, 2012 (together with any related technical standards and guidance in effect from time to time, the “AIFM Regulation”) and (ii) apply to investments in securitizations by insurance and reinsurance undertakings subject to Directive 2009/138/EC, as amended (known as the Solvency II Directive), pursuant to Articles 254-257 of Commission Delegated Regulation (EU) No. 2015/35 of October 10, 2014 (together with any related technical standards and guidance in effect from time to time, the “Solvency II Regulation”). The retention requirements set out in the AIFM Regulation and the Solvency II Regulation for different types of regulated investors are not identical to the CRR Retention Requirements, and in particular, additional due diligence requirements apply to investors subject to the AIFM Regulation and the Solvency II Regulation. Similar requirements are expected to apply in the future to the same types and additional types of EEA-regulated institutional investors pursuant to the Securitization Regulation referred to below (“EU Retention Requirements”).

●	Prospective investors should also be aware that EU Retention Requirements will apply, in place of the Existing EU Retention Requirements, to securitizations in respect of which the relevant securities are issued on or after January 1, 2019. The principal EU Regulation to implement the new EU Retention Requirements and establish a general framework for securitization (the “Securitization Regulation”) was adopted by the European Parliament and the Council of the European Union as Regulation (EU) 2017/2042 of December 12, 2017. On and after January 1, 2019 the EU Retention Requirements in the Securitization Regulation will apply to the types of affected investors covered by the Existing EU Retention Requirements and also to (a) certain investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive, and (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions. There will be material differences between those new EU Retention Requirements and the Existing EU Retention Requirements, and certain aspects of the new EU Retention Requirements are to be specified in new regulatory technical standards which are subject to public consultation and have not yet been adopted or published in final form. With regard to securitizations in respect of which the relevant securities are issued before January 1, 2019, affected investors that are subject to the Existing EU Retention Requirements will continue to be subject to the risk retention and due diligence requirements of the Existing EU Retention Requirements, including on and after that date. Prospective investors are themselves responsible for monitoring and assessing changes to the EU Retention Requirements and their regulatory capital requirements.

●	Prospective investors should be aware that none of the originators, the sponsors, the depositor or the issuing entity will retain a material net economic interest in the securitization constituted by the issue of the certificates in accordance with any Existing EU Retention Requirements or EU Retention Requirements or to take any other action which may be required by prospective investors for the purposes of their compliance with any Existing EU Retention Requirements or EU Retention Requirements. Consequently, the certificates may not be a suitable investment for investors that are now or may in the future be subject to any Existing EU Retention Requirements or EU Retention Requirements. As a result, the price and liquidity of the certificates in the secondary market may be adversely affected. This could adversely affect your ability to transfer certificates or the price you may receive upon your sale of certificates.

●	Recent changes in federal banking and securities laws, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in the United States, may have an adverse effect on issuers, investors and other participants in the asset-backed securities markets. In particular, new capital regulations, which were adopted by the U.S. banking regulators in July 2013 and began phasing in on January 1, 2014, implement (i) many aspects of the increased capital framework agreed upon by the Basel Committee on Banking Supervision (“BCBS”) in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” and also (ii) changes required by the Dodd-Frank Act. These new capital regulations eliminate reliance on credit ratings and otherwise alter, and in most cases increase, the capital requirements imposed on depository institutions and their holding companies, including with respect to ownership of asset-backed securities such as CMBS. Additional phases of compliance began on January 1, 2015 and January 1, 2016, respectively. Further changes in capital requirements were announced by the BCBS in January 2016, and it is uncertain when such changes will be implemented in the United States. When fully implemented in the United States, these changes may have an adverse effect on investments in asset-backed securities. As a result of these regulations, investments in CMBS like the certificates by financial institutions subject to these regulations may result in greater capital charges to these financial institutions, and the treatment of CMBS for their regulatory capital purposes may otherwise be adversely affected. Such developments could reduce the attractiveness of investments in CMBS for such entities.

●	The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision, together with such implementing regulations, the “Volcker Rule”). The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. Under the Volcker Rule, unless otherwise jointly determined by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013, with conformance required by July 21, 2015 (or by July 21, 2017 in respect of investments in and relationships with covered funds that were in place prior to December 31, 2013). Although prior to the deadlines for conformance, banking entities were or are required to make good-faith efforts to conform their activities and investments to the Volcker Rule, the general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

●	The Financial Accounting Standards Board has adopted changes to the accounting standards for structured products. These changes, or any future changes, may affect the accounting for entities such as the issuing entity, could under certain circumstances require an investor or its owner generally to consolidate the assets of the issuing entity in its financial statements and record third parties’ investments in the issuing entity as liabilities of that investor or owner or could otherwise adversely affect the manner in which the investor or its owner must report an investment in commercial mortgage-backed securities for financial reporting purposes.

●	For purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, no class of offered certificates will constitute “mortgage related securities.”

●	In a number of cases that have been filed alleging certain violations of the Trust Indenture Act of 1939, as amended (the “TIA”), certain lower courts have held that the TIA was applicable to certain agreements similar to the Pooling and Servicing Agreement and that the mortgage-backed certificates issued pursuant to such agreements were not exempt under Section 304(a)(2) of the TIA. (See for example, Retirement Board of the Policemen’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 11 Civ. 5459, 914 F.Supp.2d 422 (WHP) (S.D.N.Y. Apr. 3, 2012), Policemen’s Annuity and Benefit Fund of the City of Chicago v. Bank of America, et.al, 12 Civ. 2865, 907 F.Supp.2d 536 (KBF) (S.D.N.Y. Dec. 7, 2012) and American Fidelity Assurance Co. v.

Bank of New York Mellon, No. Civ-11-1284-D, 2013 WL 6835277 (W.D. Okla. December 26, 2013)). These rulings are contrary to more than three decades of market practice, as well as guidance regarding Section 304(a)(2) of the TIA that had previously been provided by the staff of the Division of Corporation Finance and that, prior to April 24, 2015, had been posted on the SEC’s website as Division of Corporation Finance Interpretive Response 202.01 (“CDI 202.01”). See also Harbor Financial, Inc., 1988 SEC No-Act. LEXIS 1463 (Oct. 31, 1988) (in which the SEC staff agreed that certificates evidencing an interest in a pool of mortgage loans could be issued without qualification of the issuing instrument under the TIA). In addition, on December 23, 2014, the United States Court of Appeals for the Second Circuit reversed the lower court’s ruling in Retirement Bd. of the Policemen’s Annuity regarding the applicability of the TIA to trusts governed by pooling and servicing agreements under New York law, holding that the mortgaged-backed securities at issue are exempt under Section 304(a)(2) of the TIA. The plaintiffs/appellants in that case filed a petition for rehearing en banc with the Second Circuit, which was denied on April 13, 2015, and such plaintiffs/appellants filed a petition for writ of certiorari to the United States Supreme Court on September 10, 2015, which was denied on January 11, 2016. On April 24, 2015, CDI 202.01 was withdrawn by the SEC staff without any indication of the reason for such withdrawal. If it is ultimately determined in the American Fidelity Assurance Company case that the subject mortgage-backed securities are not exempt under Section 304(a)(2) of the TIA and that holding is affirmed on appeal, there would be a split in the United States circuit courts regarding this issue. While the implication of a determination that the TIA does apply to the Pooling and Servicing Agreement is unclear, such a determination may have an adverse effect on the issuing entity and/or your certificates.

Further changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets (including the CMBS market) and may have adverse effect on the liquidity, market value and regulatory characteristics of the certificates.

Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the offered certificates will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. See “Legal Investment”.

None of the issuing entity, the depositor, the underwriters, the mortgage loan sellers or any other party to the transaction makes any representation to any prospective investor or purchaser of the offered certificates regarding the regulatory capital treatment of their investment in the offered certificates on the closing date or at any time in the future.

In addition, this transaction is structured to comply with the credit risk retention rules as and to the extent set forth under “Credit Risk Retention”. We cannot assure you that the retaining party will at all times satisfy such credit risk retention requirements. At this time, it is unclear what effect a failure of the retaining party to be in compliance with the credit risk retention rules at any time will have on the certificateholders or the market value or liquidity of the certificates. Furthermore, notwithstanding any references in this prospectus to the credit risk retention rules, Regulation RR, the retaining party or other risk retention related matters, in the event the credit risk retention rules and/or Regulation RR (or any relevant portion thereof) are repealed or determined by applicable regulatory agencies to be no longer applicable to this securitization transaction, neither the retaining sponsor nor any other party will be required to comply with or act in accordance with the credit risk retention rules or Regulation RR (or such relevant portion thereof).

Changes to Accounting Standards Could Have an Adverse Impact on the Offered Certificates

We make no representation or warranty regarding any accounting implications related to the offered certificates. The Financial Accounting Standards Board has adopted changes to the accounting standards for structured products that are effective as of the start of the first fiscal year that began after December 15, 2009 for each investor in the offered certificates. These changes, or any other future changes, may impact the accounting for entities such as the issuing entity and could require the issuing entity to be consolidated in an investor’s financial statements. Each investor in the offered certificates should consult its accounting advisor to determine the impact these accounting changes might have as a result of an investment in the offered certificates.

Other External Factors May Adversely Affect the Value and Liquidity of Your Investment; Global, National and Local Economic Factors

Due to factors not directly relating to the offered certificates or the underlying mortgage loans, the market value of the offered certificates can decline even if the offered certificates, the mortgage loans or the mortgaged properties are performing at or above your expectations.

Global financial markets have in recent years experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Much of this uncertainty has related to certain countries that participate in the European Monetary Union and whose sovereign debt is generally denominated in Euros, the common currency shared by members of that union. In addition, some economists, observers and market participants have expressed concerns regarding the sustainability of the monetary union and the common currency in their current form. Concerns regarding sovereign debt may emerge with respect to other countries at any time.

Furthermore, many state and local governments in the United States are experiencing, and are expected to continue to experience, severe budgetary strain. One or more states could default on their debt, or one or more significant local governments could default on their debt or seek relief from their debt under Title 11 of the United States Code, as amended (the “Bankruptcy Code”) or by agreement with their creditors. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit markets at any time.

Moreover, other types of events, domestic or international, may affect general economic conditions, consumer confidence and financial markets:

●	Wars, revolts, insurrections, armed conflicts, energy supply or price disruptions, terrorism, political crises, natural disasters, civil unrest and/or protests and man-made disasters may have an adverse effect on the mortgaged properties and/or your certificates;

●	Trading activity associated with indices of CMBS may drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of such CMBS, including your certificates, and spreads on those indices may be affected by a variety of factors, and may or may not be affected for reasons involving the commercial and multifamily real estate markets and may be affected for reasons that are unknown and cannot be discerned; and

●	The market value of your certificates also may be affected by many other factors, including the then-prevailing interest rates and market perceptions of risks associated with commercial mortgage lending. A change in the market value of the certificates may be disproportionately impacted by upward or downward movements in the current interest rates.

Investors should consider that the foregoing factors may adversely affect the performance of the mortgage loans and accordingly the performance of the offered certificates.

The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline

The offered certificates may have limited or no liquidity.

As described above under “—The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue to Adversely Affect the Value of CMBS” and “—Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity and Other Aspects of the Offered Certificates”, the secondary market for mortgage-backed securities recently experienced extremely limited liquidity. The adverse conditions described above as well as other adverse conditions could continue to severely limit the liquidity for mortgage-backed securities and cause disruptions and volatility in the market for CMBS.

Your certificates will not be listed on any national securities exchange or the NASDAQ stock market or traded on any automated quotation systems of any registered securities association, and there is currently no secondary market for your certificates. While we have been advised by the underwriters that one or more of them, or one or more of their affiliates, currently intend to make a market in the offered certificates, none of the underwriters has any obligation to do so, any market-making may be discontinued at any time, and we cannot assure you that an active secondary market for the offered certificates will develop. Additionally, one or more purchasers may purchase substantial portions of one or more classes of offered certificates. Accordingly, you may not have an active or liquid secondary market for your certificates. Lack of liquidity could result in a substantial decrease in the market value of your certificates. We do not expect that you will have any redemption rights with respect to your offered certificates.

Lack of liquidity will impair your ability to sell your offered certificates and may prevent you from doing so at a time when you may want or need to. Lack of liquidity could adversely affect the market value of your offered certificates.

In addition, the market value of the offered certificates will also be influenced by the supply of and demand for CMBS generally. The supply of CMBS will depend on, among other things, the amount of commercial and multifamily mortgage loans, whether newly originated or held in portfolios, that are available for securitization. A number of factors will affect investors’ demand for CMBS, including:

●	the availability of alternative investments that offer higher yields or are perceived as being a better credit risk, having a less volatile market value or being more liquid;

●	legal and other restrictions that prohibit a particular entity from investing in CMBS or limit the amount or types of CMBS that it may acquire or require it to maintain increased capital or reserves as a result of its investment in CMBS;

●	accounting standards that may affect an investor’s characterization or treatment of an investment in CMBS for financial reporting purposes;

●	increased regulatory compliance burdens imposed on CMBS or securitizations generally, or on classes of securitizers, that may make securitization a less attractive financing option for commercial mortgage loans;

●	investors’ perceptions regarding the commercial and multifamily real estate markets, which may be adversely affected by, among other things, a decline in real estate values or an increase in defaults and foreclosures on commercial mortgage loans;

●	investors’ perceptions regarding the capital markets in general, which may be adversely affected by political, social and economic events completely unrelated to the commercial real estate markets; and

●	the impact on demand generally for CMBS as a result of the existence or cancellation of government-sponsored economic programs.

If you decide to sell any offered certificates, the ability to sell your offered certificates will depend on, among other things, whether and to what extent a secondary market then exists for these offered certificates, and you may have to sell at a discount from the price you paid for reasons unrelated to the performance of the offered certificates or the mortgage loans.

Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded

Ratings assigned to the offered certificates by the nationally recognized statistical rating organizations engaged by the depositor:

●	are based on, among other things, the economic characteristics of the mortgaged properties and other relevant structural features of the transaction;

●	do not represent any assessment of the yield to maturity that a certificateholder may experience;

●	reflect only the views of the respective rating agencies as of the date such ratings were issued;

●	may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency as a result of changes in or unavailability of information;

●	may have been determined based on criteria that included an analysis of historical mortgage loan data that may not reflect future experience;

●	may reflect assumptions by such rating agencies regarding performance of the mortgage loans that are not accurate, as evidenced by the significant amount of downgrades, qualifications and withdrawals of ratings assigned to previously issued CMBS by the hired rating agencies and other nationally recognized statistical rating organizations during the recent credit crisis; and

●	do not consider to what extent the offered certificates will be subject to prepayment or that the outstanding principal amount of any class of offered certificates will be prepaid and do not consider the likelihood of early optional termination of any trust.

The amount, type and nature of credit support given the offered certificates will be determined on the basis of criteria established by each rating agency rating classes of the offered certificates. Those criteria are sometimes based upon an actuarial analysis of the behavior of mortgage loans in a larger group. There can be no assurance that the historical data supporting any such actuarial analysis will accurately reflect future experience, or that the data derived from a large pool of mortgage loans will accurately predict the delinquency, foreclosure or loss experience of any particular pool of mortgage loans. In other cases, such criteria may be based upon determinations of the values of the properties that provide security for the mortgage loans. However, we cannot assure you that those values will not decline in the future. As a result, the credit support required in respect of the offered certificates may be insufficient to fully protect the holders of those certificates from losses on the related mortgage asset pool.

In addition, the rating of any class of offered certificates below an investment grade rating by any nationally recognized statistical rating organization, whether upon initial issuance of such class of certificates or as a result of a ratings downgrade, could adversely affect the ability of an employee benefit plan or other investor to purchase or retain those offered certificates. See “ERISA Considerations” and “Legal Investment”.

Nationally recognized statistical rating organizations that were not engaged by the depositor to rate the offered certificates may nevertheless issue unsolicited credit ratings on one or more classes of offered certificates, relying on information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by a rating agency engaged by the depositor. The issuance of unsolicited ratings by any nationally recognized statistical rating organization on a class of the offered certificates that are lower than ratings assigned by a rating agency engaged by the depositor may adversely impact the liquidity, market value and regulatory characteristics of that class.

As part of the process of obtaining ratings for the offered certificates, the depositor had initial discussions with and submitted certain materials to [six] nationally recognized statistical rating organizations. Based on preliminary feedback from those nationally recognized statistical rating organizations at that time, the depositor selected [three] of those nationally recognized statistical rating organizations to rate the offered certificates but not the others, due in part to their initial subordination levels for the various classes of the offered and non-offered certificates. In the case of [one] of the [three] nationally recognized statistical rating organizations selected by the depositor, the depositor has requested ratings for only certain classes of the offered certificates, due in part to the final subordination levels provided by such nationally recognized statistical rating organization for the various classes of the offered certificates. Had the depositor selected alternative nationally recognized statistical rating organizations to rate the offered certificates, we cannot assure you as to the ratings that such other nationally recognized statistical rating organizations would have ultimately assigned to the offered certificates. Although unsolicited ratings may be issued by any nationally recognized statistical rating organization, a nationally recognized statistical rating organization might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor. Had the depositor requested each of the engaged nationally recognized statistical rating organizations to rate all classes of the offered certificates, we cannot assure you as to the ratings that any such engaged nationally recognized statistical rating organization would have ultimately assigned to the classes of offered certificates that it did not rate.

Furthermore, the Securities and Exchange Commission may determine that any or all of the rating agencies engaged by the depositor to rate the offered certificates no longer qualify as a nationally recognized statistical rating organization, or are no longer qualified to rate the offered certificates, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the offered certificates.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No person is obligated to maintain the rating on any offered certificate, and accordingly, there can be no assurance to you that the ratings assigned to any offered certificate on the date on which the certificate is originally issued will not be lowered or withdrawn by a rating agency at any time thereafter.

If any rating is revised or withdrawn or if any rating agencies retained by the depositor, a sponsor or an underwriter to provide a security rating on any class of offered certificates no longer qualifies as a “nationally recognized statistical rating organization” or is no longer qualified to rate any such class of offered certificates, the liquidity, market value and regulatory characteristics of your offered certificates may be adversely affected.

We are not obligated to maintain any particular rating with respect to the offered certificates, and the ratings initially assigned to the offered certificates by any or all of the rating agencies engaged by the depositor to rate the offered certificates could change adversely as a result of changes affecting, among other things, the underlying mortgage loans, the mortgaged properties, the sponsors, the certificate administrator, the trustee, the operating advisor, the asset representations reviewer, the master servicer or the special servicer, or as a result of changes to ratings criteria employed by any or all of the rating agencies engaged by the depositor to rate the offered certificates. Although these changes would not necessarily be or result from an event of default on any underlying mortgage loan, any adverse change to the ratings of the offered certificates would likely have an adverse effect on the market value, liquidity and/or regulatory characteristics of those certificates.

To the extent that the provisions of the pooling and servicing agreement or any mortgage loan serviced thereunder condition any action, event or circumstance on the delivery of a rating agency confirmation, the pooling and servicing agreement will require delivery or deemed delivery of a rating agency confirmation only from the rating agencies engaged by the depositor to rate the offered certificates (and, in the case of certain actions, events or consequences related to any serviced pari passu companion loan that is included in a securitization transaction, the related companion loan rating agencies).

Further, certain actions provided for in loan agreements may require a rating agency confirmation be obtained from the rating agencies engaged by the depositor to rate the offered certificates as a precondition to taking such action. In certain circumstances, this condition may be deemed to have been met or waived without such a rating agency confirmation being obtained. In the event such an action is taken without a rating agency confirmation being obtained, we cannot assure you that the applicable rating agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. Rating agency confirmations with respect to any outside serviced mortgage loan will also be subject to the terms and provisions of the related outside servicing agreement. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—‘Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions”, “The Pooling and Servicing Agreement—Rating Agency Confirmations” and “Ratings” for additional considerations regarding the ratings, including a description of the process of obtaining confirmations of ratings for the offered certificates.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No person is obligated to maintain the rating on any offered certificate, and accordingly, there can be no assurance to you that the ratings assigned to any offered certificate on the date on which the certificate is originally issued will not be lowered or withdrawn by a rating agency at any time thereafter.

There can be no assurance that an unsolicited rating will not be issued prior to or after the closing date of the issuance of the certificates, and none of the depositor, any related sponsor or any related underwriter is obligated to inform investors (or potential investors) if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase the certificates, you should monitor whether an unsolicited rating of the certificates has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on the certificates.

Any downgrading or unsolicited rating of a class of offered certificates to below “investment grade” may affect your ability to purchase or retain, or otherwise impact the regulatory characteristics, of those certificates.

Commercial, Multifamily [and Manufactured Housing Community] Lending Is Dependent on Net Operating Income; Information May Be Limited or Uncertain

The mortgage loans are secured by various income-producing commercial, multifamily [and manufactured housing community] properties. The repayment of a commercial, multifamily [and manufactured housing community] mortgage loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Even the liquidation value of a commercial, multifamily [and manufactured housing community] property is determined, in substantial part, by the capitalization of the property’s ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the commercial, multifamily [and manufactured housing community] mortgage loan at any given time.

[For certain historical financial information relating to the mortgaged properties, including net operating income for the most recent reporting period and prior three calendar years, to the extent available, prospective investors should review Annex A to this prospectus.] Certain mortgage loans are secured in whole or in part by mortgaged properties that have no prior operating history available or otherwise lack historical financial figures and information. A mortgaged property may lack prior operating history or historical financial information for various reasons including because it is newly constructed or renovated, it is a recent acquisition by the related borrower or it is a single-tenant property that is subject to a triple net lease. In addition, a tenant’s lease may contain confidentiality provisions that restrict the sponsors’ access to or disclosure of such tenant’s financial information. Although the underwritten net cash flows and underwritten net operating income for mortgaged properties are derived principally from current rent rolls or tenant leases, underwritten net cash flows may also, in some cases, be based on (i) leases (or letters of intent) that are not yet in place (and may still be under negotiation), (ii) tenants that may have signed a lease (or letter of intent) or a lease amendment expanding the leased space, but are not yet in occupancy and/or are not yet paying rent, (iii) tenants that are leasing on a month-to-month basis and have the right to terminate their leases on a monthly basis, and/or (iv) historical expenses, adjusted to account for inflation, significant occupancy increases and a market rate management fee. However, we cannot assure you that such tenants will execute leases (or letters of intent) or expand their space or, in any event, that actual cash flows from such mortgaged properties will meet such projected cash flows, income and expense levels or that those funds will be sufficient to meet the payment obligations of the related mortgage loans.

See “—Underwritten Net Cash Flow Could Be Based on Incorrect or Failed Assumptions” below and “Description of the Mortgage Pool—Additional Mortgage Loan Information”. See also “—Repayment of a Commercial or Multifamily Mortgage Loan Depends Upon the Performance and Value of the Underlying Real Property, Which May Decline Over Time, and the Related Borrower’s Ability to Refinance the Property, of Which There Is No Assurance” for a discussion of factors that could adversely affect the net operating income and property value of commercial mortgaged properties.

Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed

The mortgage loans are not insured or guaranteed by any person or entity, governmental or otherwise.

Investors should treat each mortgage loan as a non-recourse loan. If a default occurs, recourse generally may be had only against the specific properties and other assets that have been pledged to secure the mortgage loan. Consequently, payment prior to maturity is dependent primarily on the sufficiency of the net operating income of the mortgaged property. Payment at maturity is primarily dependent upon the market value of the mortgaged property and the borrower’s ability to sell or refinance the mortgaged property.

Although the mortgage loans generally are non-recourse in nature, certain mortgage loans contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters. However, certain mortgage loans set forth under “Description of the Mortgage Pool—Non-Recourse Carveout Limitations” either do not contain non-recourse carveouts or contain material limitations to non-recourse carveouts.

Often a borrower’s non-recourse obligations are guaranteed by an affiliate of the related borrower, although liability under any such guaranty may be capped or otherwise limited in amount or scope. However, certain guarantors may be foreign entities or individuals which, while subject to the domestic governing law provisions in the guaranty and related mortgage loan documents, could nevertheless require enforcement of any judgment in relation to a guaranty in a foreign jurisdiction, which could, in turn, cause a significant time delay or result in the inability to enforce the guaranty under foreign law. Additionally, the guarantor’s net worth and liquidity may be less (and in some cases, materially less) than amounts due under the related mortgage loan or the guarantor’s sole asset may be its interest in the related borrower. Furthermore, in certain cases, there may not be a guarantor of such non-recourse carveouts.

Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan. In all cases, however, the mortgage loans should be considered to be non-recourse obligations because neither the depositor nor the sponsors make any representation or warranty as to the obligation or ability of any borrower or guarantor to pay any deficiencies between any foreclosure proceeds and the mortgage loan indebtedness. No mortgage loan will be insured or guaranteed by any government, governmental instrumentality, private insurer or (except as described above) other person or entity.

Underwritten Net Cash Flow Could Be Based on Incorrect or Failed Assumptions

As described in “Description of the Mortgage Pool—Certain Calculations and Definitions” and Annex A to this prospectus, underwritten net cash flow means cash flow (including any cash flow from master leases) as adjusted based on a number of assumptions used by the related sponsor. We make no representation that the underwritten net cash flow set forth in this prospectus as of the cut-off date or any other date represents actual future net cash flows. Underwritten or adjusted cash flows, by their nature, are speculative and are based upon certain assumptions and projections. For example, with respect to certain mortgage loans included in the issuing entity, the occupancy of the related mortgaged property reflects tenants that (i) may not have yet actually executed leases (or letters of intent), (ii) have signed leases but have not yet taken occupancy and/or are not paying full contractual rent, (iii) are seeking or may in the future seek to sublet all or a portion of their respective spaces, (iv) are “dark” tenants but paying rent, or (v) are affiliates of the related borrower and are leasing space pursuant to a master lease or a space lease. Similarly, with respect to certain mortgage loans included in the issuing entity, the underwritten net cash flow may be based on certain tenants that have not yet executed leases or that have signed leases but are not yet in place and/or are not yet paying rent, or have a signed lease or lease amendment expanding the leased space, but are not yet in occupancy in all or a portion of their space and/or paying rent, or may assume that future contractual rent steps (during some or all of the remaining term of a lease) have occurred. In many cases, co-tenancy provisions were assumed to be satisfied and vacant space was assumed to be occupied and space that was due to expire was assumed to have been re-let, in each case at market rates that may have exceeded current rent. You should review these assumptions and make your own determination of the appropriate assumptions to be used in determining underwritten net cash flow. The failure of these assumptions or projections in whole or in part could cause the underwritten net cash flow to vary substantially from the actual net cash flow of a mortgaged property.

In the event of the inaccuracy of any assumptions or projections used in connection with the calculation of underwritten net cash flow, the actual net cash flow could be significantly different (and, in some cases, may be materially less) than the underwritten net cash flow presented in this prospectus, and this would change other numerical information presented in this prospectus based on or derived from the underwritten net cash flow, such as the debt service coverage ratios or debt yield presented in this prospectus. We cannot assure you that any such assumptions or projections made with respect to any mortgaged property will, in fact, be consistent with that mortgaged property’s actual performance.

In addition, the debt service coverage ratios set forth in this prospectus for the mortgage loans and the mortgaged properties vary, and may vary substantially, from the debt service coverage ratios for the mortgage loans and the mortgaged properties as calculated pursuant to the definition of such ratios as set forth in the related mortgage loan documents. See “Description of the Mortgage Pool—Certain Calculations and Definitions” for additional information on certain of the mortgage loans in the issuing entity.

Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment

If you calculate the anticipated yield of your offered certificates based on a rate of default or amount of losses lower than that actually experienced on the mortgage loans and those additional losses result in a reduction of the total distributions on, or the certificate balance of, your offered certificates, your actual yield to maturity will be lower than expected and could be negative under certain extreme scenarios. The timing of any loss on a liquidated mortgage loan that results in a reduction of the total distributions on or the certificate balance of your offered certificates will also affect the actual yield to maturity of your offered certificates, even if the rate of defaults and severity of losses are consistent with your expectations. In general, the earlier a loss is borne by you, the greater the effect on your yield to maturity.

Delinquencies on the mortgage loans, if the delinquent amounts are not advanced, may result in shortfalls in distributions of interest and/or principal to the holders of the offered certificates for the current month. Furthermore, no interest will accrue on this shortfall during the period of time that the payment is delinquent. Additionally, in instances where the principal portion of any balloon payment scheduled with respect to a mortgage loan is collected by the master servicer following the end of the related collection period, no portion of the principal received on such payment will be passed through for distribution to the certificateholders until the subsequent distribution date, which may result in shortfalls in distributions of interest to the holders of the offered certificates in the following month. Furthermore, in such instances no provision is made for the master servicer or any other party to cover any such interest shortfalls that may occur as a result. In addition, if interest and/or principal advances and/or servicing advances are made with respect to a mortgage loan after a default and the related mortgage loan is thereafter worked out under terms that do not provide for the repayment of those advances in full at the time of the workout, then any reimbursements of those advances prior to the actual collection of the amount for which the advance was made may also result in shortfalls in distributions of principal to the holders of the offered certificates with certificate balances for the current month. Even if losses on the mortgage loans are not allocated to a particular class of offered certificates with certificate balances, the losses may affect the weighted average life and yield to maturity of that class of offered certificates. In the case of any material monetary or material non-monetary default, the special servicer may accelerate the maturity of the related mortgage loan, which could result in an acceleration of principal distributions to the certificateholders. The special servicer may also extend or modify a mortgage loan, which could result in a substantial delay in principal distributions to the certificateholders. In addition, losses on the mortgage loans, even if not allocated to a class of offered certificates with certificate balances, may result in a higher percentage ownership interest evidenced by those offered certificates in the remaining mortgage loans than would otherwise have resulted absent the loss. The consequent effect on the weighted average life and yield to maturity of the offered certificates will depend upon the characteristics of those remaining mortgage loans in the issuing entity.

The Mortgage Loans Have Not Been Reviewed or Reunderwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator’s Underwriting Criteria

Although the sponsors have conducted a review of the mortgage loans to be sold to us for this securitization transaction, we, as the depositor for this securitization transaction, have neither originated the mortgage loans nor conducted a review or re-underwriting of the mortgage loans. Instead, we have relied on the representations and warranties made by the applicable sponsors and the remedies for breach of a representation and warranty as described under “The Mortgage Loan Purchase Agreements—Representations and Warranties” and “—Cures, Repurchases and Substitutions”, and the sponsors description of their respective underwriting criteria described under “Transaction Parties—The Originators—[Citi Real Estate Funding Inc.]” and [________].   A description of the review conducted by each sponsor for this securitization transaction is set forth under “Transaction Parties—The Sponsors and the Mortgage Loan Sellers—[Citi Real Estate Funding Inc.]—Review of the [CREFI] Mortgage Loans” and [________].

The representations and warranties made by the sponsors may not cover all of the matters that one would review in underwriting a mortgage loan and you should not view them as a substitute for re-underwriting the mortgage loans.  Furthermore, these representations and warranties in some respects represent an allocation of risk rather than a confirmed description of the mortgage loans.  If we had reunderwritten the mortgage loans or the related loan combinations, it is possible that the reunderwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties. See “—Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans” and “—Any Loss of Value Payment Made by a Sponsor May Not Be Sufficient to Cover All Losses on a Defective Mortgage Loan” and “The Mortgage Loan Purchase Agreements—Representations and Warranties” and “—Cures, Repurchases and Substitutions”.

[In addition, we cannot assure you that all of the mortgage loans would have complied with the underwriting criteria of a different originator involved in this transaction or, accordingly, that each originator involved in this transaction would have made the same decision to originate every mortgage loan included in the issuing entity or, if it did decide to originate an unrelated mortgage loan, that such mortgage loan would have been underwritten on the same terms and conditions.]

As a result of the foregoing, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

Historical Information Regarding the Mortgage Loans May Be Limited

Some of the mortgage loans that we intend to include in the issuing entity were made to enable the related borrower to acquire the related mortgaged property, and in certain cases, the mortgaged properties were recently constructed. The underwritten net cash flows and underwritten net operating incomes for such mortgaged properties are derived principally from current rent rolls or tenant leases and the appraisers’ projected expense levels. However, we cannot assure you that actual cash flows from such mortgaged properties will meet such projected cash flows, income and expense levels or that those funds will be sufficient to meet the payment obligations of the related mortgage loans.

Accordingly, for certain of these mortgage loans, limited or no historical operating information is available with respect to the related mortgaged properties. As a result, you may find it difficult to analyze the historical performance of those mortgaged properties.

Ongoing Information Regarding the Mortgage Loans and the Offered Certificates May Be Limited

The primary source of ongoing information regarding the offered certificates, including information regarding the status of the related mortgage loans and any credit support for the offered certificates, will be the periodic reports delivered to you and the information we file with the Securities and Exchange Commission. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”. We cannot assure you that any additional ongoing information regarding the offered certificates will be available through any other source. The limited nature of the available information in respect of the offered certificates may adversely affect their liquidity, even if a secondary market for the offered certificates does develop.

We are not aware of any source through which pricing information regarding the offered certificates will be generally available on an ongoing basis or on any particular date.

Static Pool Data Would Not Be Indicative of the Performance of This Pool

As a result of the distinct nature of the pool of mortgage loans to be included in the issuing entity, and the separate mortgage loans within the pool, this prospectus does not include disclosure concerning the delinquency and loss experience of static pools of periodic originations by any sponsor of assets of the type to be securitized (known as “static pool data”). In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of this pool or any other pools of mortgage loans originated by the same sponsor or sponsors. While there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Therefore, you should evaluate this offering on the basis of the information set forth in this prospectus with respect to the mortgage loans, and not on the basis of any successful performance of other pools of securitized commercial mortgage loans.

Performance of the Certificates Will Be Highly Dependent on the Performance of Tenants and Tenant Leases

Any tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If tenants’ sales were to decline, percentage rents may decline and, further, tenants may be unable to pay their base rent or other occupancy costs. If a tenant defaults in its obligations to a property owner, that property owner may experience delays in enforcing its rights as lessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and reletting the property.

Additionally, the income from, and market value of, the mortgaged properties leased to various tenants would be adversely affected if:

●	space in the mortgaged properties could not be leased or re-leased or substantial re-leasing costs were required and/or the cost of performing landlord obligations under existing leases materially increased;

●	leasing or re-leasing is restricted by exclusive rights of tenants to lease the mortgaged properties or other covenants not to lease space for certain uses or activities, or covenants limiting the types of tenants to which space may be leased;

●	a significant tenant were to become a debtor in a bankruptcy case;

●	rental payments could not be collected for any other reason; or

●	a borrower fails to perform its obligations under a lease resulting in the related tenant having a right to terminate such lease.

In addition, tenants under certain leases included in the underwritten net cash flow, underwritten net operating income and/or occupancy may nonetheless be in financial distress, may be in danger of closing (or being closed by its parent) or may have filed for bankruptcy. Certain tenants at the mortgaged properties are part of a chain that is in financial distress as a whole, or the tenant’s parent company has implemented or has expressed an intent to implement a plan to consolidate or reorganize its operations, close a number of stores in the chain, reduce exposure, relocate stores or otherwise reorganize its business to cut costs. In addition, certain anchor tenants or shadow anchor tenants may be in financial distress or may be experiencing adverse business conditions, which would have a negative effect on the operations of tenants at the mortgaged properties. Furthermore, commercial tenants having multiple leases may experience adverse business conditions that result in their deciding to close under-performing stores, which may involve a tenant at one of the mortgaged properties.

There may be (and there may exist from time to time) pending or threatened legal proceedings against, or disputes with, certain tenants and/or their parent companies that may have a material adverse effect on the related tenant’s ability to pay rent or remain open for business. We cannot assure you that any such litigation or dispute will not result in a material decline in net operating income at the related mortgaged property.

Certain tenants currently may be in a rent abatement period. We cannot assure you that such tenants will be in a position to pay full rent when the abatement period expires. We cannot assure you that the net operating income contributed by the mortgaged properties will remain at its current or past levels.

Certain tenants may be subject to special license requirements or regulatory requirements, and may not have the right to operate if such licenses are revoked or such requirements are not satisfied.

In addition, certain of the mortgage loans may have tenants who are leasing their spaces on a month-to-month basis and have the right to terminate their leases on a monthly basis.

A Tenant Concentration May Result in Increased Losses

A deterioration in the financial condition of a tenant, the failure of a tenant to renew its lease or the exercise by a tenant of an early termination right can be particularly significant if a mortgaged property is owner-occupied, leased to a single tenant, or if any tenant makes up a significant portion of the rental income at the mortgaged property.

Concentrations of particular tenants among the mortgaged properties or within a particular business or industry at one or multiple mortgaged properties increase the possibility that financial problems with such tenants or such business or industry sectors could affect the mortgage loans. In these cases, business issues for a particular tenant could have a disproportionately large impact on the pool of mortgage loans and adversely affect distributions to certificateholders. Similarly, an issue with respect to a particular industry could also have a disproportionately large impact on the pool of mortgage loans. In addition, the mortgage loans may be adversely affected if a tenant at the mortgaged property is highly specialized, or dependent on a single industry or only a few customers for its revenue. See “—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” below and “Description of the Mortgage Pool—Tenant Issues—Tenant Concentrations” for information on tenant concentrations in the mortgage pool.

Mortgaged Properties Leased to Multiple Tenants Also Have Risks

If a mortgaged property has multiple tenants, re-leasing expenditures may be more frequent than in the case of mortgaged properties with fewer tenants, thereby reducing the cash flow available for payments on the related mortgage loan. Multi-tenant mortgaged properties also may experience higher continuing vacancy rates and greater volatility in rental income and expenses. See Annex A to this prospectus for tenant lease expiration dates for the 5 largest tenants at each mortgaged property.

Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks; Risks Related to Master Leases

If a mortgaged property is leased in whole or substantial part to the borrower under the mortgage loan or to an affiliate of the borrower, there may be conflicts of interest. For instance, it is more likely a landlord will waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. We cannot assure you that the conflicts of interest arising where a borrower is affiliated with a tenant at a mortgaged property will not adversely impact the value of the related mortgage loan. See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases and Master Leases” for information on properties leased in whole or in part to borrowers and their affiliates.

In certain cases, an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property. Master leases in these circumstances may be used to bring occupancy to a “stabilized” level with the intent of finding additional tenants to occupy some or all of the master leased space, but may not provide additional economic support for the mortgage loan. If a mortgaged property is leased in whole or substantial part to the borrower or to an affiliate of the borrower, a deterioration in the financial condition of the borrower or its affiliates could significantly affect the borrower’s ability to perform under the mortgage loan as it would directly interrupt the cash flow from the mortgaged property if the borrower’s or its affiliate’s financial condition worsens. We cannot assure you that any space leased by a borrower or an affiliate of the borrower will eventually be occupied by third party tenants.

In the case of certain mortgage loans included in the mortgage pool, it may be possible that the related master lease could be construed in a bankruptcy as a financing lease or other arrangement under which the related master lessee (and/or its affiliates) would be deemed as effectively the owner of the related mortgaged property, rather than a tenant, which could result in potentially adverse consequences for the trust, as the holder of such mortgage loan, including a potentially greater risk of an unfavorable plan of reorganization and competing claims of creditors of the related master lessee and/or its affiliates. See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases and Master Leases”.

Tenant Bankruptcy Could Result in a Rejection of the Related Lease

The bankruptcy or insolvency of a major tenant or a number of smaller tenants, such as in retail properties, may have an adverse impact on the mortgaged properties affected and the income produced by such mortgaged properties. Under the Bankruptcy Code, a tenant has the option of assuming or rejecting or, subject to certain conditions, assuming and assigning to a third party, any unexpired lease. If the tenant rejects the lease, the landlord’s claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim against the tenant and a lessor’s damages for lease rejection are generally subject to certain limitations. We cannot assure you that tenants of the mortgaged properties will continue making payments under their leases or that tenants will not file for bankruptcy protection in the future or, if any tenants so file, that they will continue to make rental payments in a timely manner. See “Certain Legal Aspects of the Mortgage Loans—Bankruptcy Issues”. See “Description of the Mortgage Pool—Default History, Bankruptcy Issues and Other Proceedings” for information regarding bankruptcy issues with respect to certain mortgage loans.

Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure

In certain jurisdictions, if tenant leases are subordinated to the liens created by the mortgage but do not contain attornment provisions that require the tenant to subordinate the lease if the mortgagee agrees to enter into a non-disturbance agreement, the tenants may terminate their leases upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, such mortgaged property could experience a further decline in value if such tenants’ leases were terminated. This is particularly likely if such tenants were paying above-market rents or could not be replaced. If a lease is not subordinate to a mortgage, the issuing entity will not possess the right to dispossess the tenant upon foreclosure of the mortgaged property (unless otherwise agreed to with the tenant). Also, if the lease contains provisions inconsistent with the mortgage (e.g., provisions relating to application of insurance proceeds or condemnation awards) or which could affect the enforcement of the lender’s rights (e.g., a right of first refusal to purchase the property), the provisions of the lease will take precedence over the provisions of the mortgage. Not all leases were reviewed to ascertain the existence of attornment or subordination provisions.

With respect to certain of the mortgage loans, the related borrower has given to certain tenants or others an option to purchase, a right of first refusal and/or a right of first offer to purchase all or a portion of the mortgaged property in the event a sale is contemplated, and such right is not subordinate to the related mortgage. This may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure, or, upon foreclosure, this may affect the value and/or marketability of the related mortgaged property. See “Description of the Mortgage Pool—Tenant Issues—Purchase Options, Rights of First Offer and Rights of First Refusal” for information regarding material purchase options, rights of first offer and/or rights of first refusal, if any, with respect to mortgaged properties securing certain mortgage loans.

Early Lease Termination Options May Reduce Cash Flow

Any exercise of a termination or contraction right by a tenant at a mortgaged property could result in vacant space at the related mortgaged property, renegotiation of the lease with the related tenant or re-letting of the space on a date earlier than the lease expiration date shown on Annex A to this prospectus or in rent rolls. Any such vacated space may not be re-let. Furthermore, similar termination and/or abatement rights may arise in the future or materially adversely affect the related borrower’s ability to meet its obligations under the related mortgage loan documents. See “Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations” for information on material tenant lease expirations and early termination options.

Mortgaged Properties Leased to Not-for-Profit Tenants Also Have Risks

Certain mortgaged properties, which may include office, retail and multifamily properties, among others, may have tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on such properties and other operating expenses. We cannot assure you that the rate, frequency and level of individual contributions or governmental grants and subsidies will continue with respect to any such institution. A reduction in contributions or grants may impact the ability of the related institution to pay rent, and there can be no assurance that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent.

[Certain Aspects of Co-Lender, Intercreditor and Similar Agreements Executed in Connection with Mortgage Loans Underlying Your Offered Certificates May Be Unenforceable

One or more mortgage loans included in the trust is part of a split loan structure or loan combination that includes a subordinate non-trust mortgage loan or may be senior to one or more other mortgage loans made to a common borrower and secured by the same real property collateral. Pursuant to a co-lender, intercreditor or similar agreement, a subordinate lender may have agreed that it not take any direct actions with respect to the related subordinated debt, including any actions relating to the bankruptcy of the related borrower, and that the holder of the related mortgage loan that is included in our trust — directly or through an applicable servicer — will have all rights to direct all such actions. There can be no assurance that in the event of the borrower’s bankruptcy, a court will enforce such restrictions against a subordinate lender. While subordination agreements are generally enforceable in bankruptcy, in its decision in In re 203 North LaSalle Street Partnership, 246 B.R. 325 (Bankr. N.D. Ill. March 10, 2000), the United States Bankruptcy Court for the Northern District of Illinois refused to enforce a provision of a subordination agreement that allowed a first mortgagee to vote a second mortgagee’s claim with respect to a Chapter 11 reorganization plan on the grounds that pre-bankruptcy contracts cannot override rights expressly provided by federal bankruptcy law. This holding, which one court has already followed, potentially limits the ability of a senior lender to accept or reject a reorganization plan or to control the enforcement of remedies against a common borrower over a subordinate lender’s objections. In the event the foregoing holding is followed with respect to a co-lender relationship related to one of the mortgage loans underlying your offered certificates, the trust’s recovery with respect to the related borrower in a bankruptcy proceeding may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed.]

[Mezzanine Debt May Reduce the Cash Flow Available to Reinvest in a Mortgaged Property and may Increase the Likelihood that a Borrower Will Default on a Mortgage Loan Underlying Your Offered Certificates

In the case of one or more mortgage loans included in the trust, a direct and/or indirect equity holder in the related borrower may have pledged, or be permitted to pledge, its equity interest to secure financing to that equity holder. Such financing is often referred to as mezzanine debt. While a lender on mezzanine debt has no security interest in or rights to the related mortgaged property, a default under the subject mezzanine loan could cause a change in control of the related borrower.

In addition, if, in the case of any mortgage loan, equity interests in the related borrower have been pledged to secure mezzanine debt, then the trust may be subject to an intercreditor or similar agreement that, among other things:

●	grants the mezzanine lender cure rights and/or a purchase option with respect to the subject underlying mortgage loan under certain default scenarios or reasonably foreseeable default scenarios;

●	limits modifications of payment terms of the subject underlying mortgage loan; and/or

●	limits or delays enforcement actions with respect to the subject underlying mortgage loan.

Furthermore, mezzanine debt reduces the mezzanine borrower’s indirect equity in the subject mortgaged property and therefore may reduce its incentive to invest cash in order to support that mortgaged property.]

Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses

The effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for a disproportionately large percentage of the pool’s aggregate principal balance. As mortgage loans pay down or properties are released, the remaining mortgage loans may face a higher risk with respect to the diversity of property types and property characteristics and with respect to the number of borrowers.

See the table titled [“Distribution of Remaining Terms to Maturity[/ARD]”] in [Annex C] to this prospectus for a stratification of the remaining terms to maturity of the mortgage loans. Because principal on the respective classes of offered certificates with certificate balances and the trust components is payable in sequential order of payment priority, and such a class or trust component receives principal only after the preceding such class(es) or trust component(s), as applicable, have been paid in full, such classes or trust components that have a lower sequential priority are more likely to face these types of risk of concentration than such classes or trust components with a higher sequential priority.

A concentration of mortgage loans secured by the same mortgaged property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the pool of mortgage loans. Mortgaged property types representing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date are [list property types]. See “Description of the Mortgage Pool—Statistical Characteristics of the Mortgage Loans—Property Types” for information on the types of mortgaged properties securing the mortgage loans in the mortgage pool.

Repayments by borrowers and the market value of the related mortgaged properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of mortgaged properties in particular geographic areas may increase the risk that conditions in the real estate market where the mortgaged property is located, or other adverse economic or other developments or natural disasters (e.g., earthquakes, floods, forest fires, tornadoes or hurricanes or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on mortgage loans secured by those mortgaged properties. Regional areas affected by such events often experience disruptions in travel, transportation and tourism, loss of jobs and an overall decrease in consumer activity, and often a decline in real estate related investments. If one of these types of events were to occur, we cannot assure you that the economies in states where the mortgaged properties are located would recover sufficiently to support income-producing real estate at pre-event levels or that the costs of the related clean-up will not have a material adverse effect on the performance or net operating income of the mortgaged properties.

Mortgaged properties securing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date are located in [List states or other jurisdictions]. See “Description of the Mortgage Pool—Statistical Characteristics of the Mortgage Loans—Geographic Concentrations”.

Some of the mortgaged properties are located in areas that, based on low population density, poor economic demographics (such as higher than average unemployment rates, lower than average annual household income and/or overall loss of jobs) and/or negative trends in such regards, would be considered secondary or tertiary markets.

A concentration of mortgage loans with the same borrower or related borrowers also can pose increased risks:

●	if a borrower that owns or controls several mortgaged properties (whether or not all of them secure mortgage loans in the mortgage pool) experiences financial difficulty at one mortgaged property, it could defer maintenance at another mortgaged property in order to satisfy current expenses with respect to the first mortgaged property;

●	a borrower could also attempt to avert foreclosure by filing a bankruptcy petition that might have the effect of interrupting debt service payments on the mortgage loans in the mortgage pool secured by that borrower’s mortgaged properties (subject to the master servicer’s and the trustee’s obligation to make advances for monthly payments) for an indefinite period; and

●	mortgaged properties owned by the same borrower or related borrowers are likely to have common management, common general partners and/or common managing members increasing the risk that financial or other difficulties experienced by such related parties could have a greater impact on the pool of mortgage loans. See “—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” below.

See “Description of the Mortgage Pool— Statistical Characteristics of the Mortgage Loans” for information on the composition of the mortgage pool by property type and geographic distribution and loan concentration.

[Risks Related to Loans Secured by Mortgaged Properties Located in Puerto Rico

Currently, Puerto Rico does not impose income or withholding tax on interest received on loans by foreign (non-Puerto Rico) entities not engaged in trade or business in Puerto Rico, as long as the foreign (non-Puerto Rico) entity receiving the interest payment and the debtor making the interest payment are not related, or the interest payment is not from sources within Puerto Rico (i.e., when the entity making the interest payment is not a resident of Puerto Rico). Puerto Rico law would not impose income or withholding tax on interest received on a mortgage loan secured by a mortgaged property located in Puerto Rico while it is held by the issuing entity; however, no assurance can be given that the law will not change in the future. If an income or withholding tax were imposed on a mortgage loan secured by a mortgaged property located in Puerto Rico, the lender may not be able to collect from the related borrower any shortfall in the monthly payment resulting from such tax, because the loan does not directly address changes in law that result in an income or withholding tax. Such tax would therefore result in a shortfall to affected certificateholders.

Furthermore, the Commonwealth of Puerto Rico is an unincorporated territory of the United States. The provisions of the United States Constitution and laws of the United States apply to the Commonwealth of Puerto Rico as determined by the United States Congress and the continuation or modification of current federal law and policy applicable to the Commonwealth of Puerto Rico remains within the discretion of the United States Congress. If the Commonwealth of Puerto Rico were granted complete independence, there can be no assurance of what impact this would have on the issuing entity’s interest in a mortgaged property located in Puerto Rico.

Commercial mortgage loans in Puerto Rico are generally evidenced by a promissory note in favor of the mortgagee and a “mortgage note” payable to the bearer thereof, which is then pledged to the mortgagee as security for the promissory note. The bearer mortgage note in turn is secured by a deed of mortgage on certain real property of the borrower. Notwithstanding the existence of both the promissory note and the bearer mortgage note, the borrower has only a single indebtedness to the mortgagee, and in the event of default the mortgagee may bring a single unitary action to proceed directly against the mortgaged property without any requirement to take any separate action under the promissory note or bearer mortgage note. Foreclosure of a mortgage in Puerto Rico is generally accomplished by judicial action. The action is initiated by the service of legal pleadings upon all parties having an interest in the real property. Delays in completion of the foreclosure may occasionally result from difficulties in locating necessary parties. When the mortgagee’s right to foreclose is contested, the legal proceedings necessary to resolve the issue can be time consuming and costly. The costs of foreclosure would reduce the proceeds from a foreclosure sale available to satisfy the mortgage loan. In any case, there can be no assurance that the net proceeds realized from a foreclosure on the mortgage, after payment of all foreclosure expenses, would be sufficient to pay the principal, interest and other expenses, if any, which are due under the mortgage loan and thus the amount of accrued and unpaid interest and unpaid principal on the certificates.]

Repayment of a Commercial or Multifamily Mortgage Loan Depends Upon the Performance and Value of the Underlying Real Property, Which May Decline Over Time, and the Related Borrower’s Ability to Refinance the Property, of Which There Is No Assurance

Most of the Mortgage Loans Underlying Your Offered Certificates Will Be Non-Recourse.

You should consider all of the mortgage loans underlying your offered certificates to be non-recourse loans. This means that, in the event of a default, recourse will be limited to the related real property or properties securing the defaulted mortgage loan. In the event that the income generated by a real property were to decline as a result of the poor economic performance of that property, with the result that the property is not able to support debt service payments on the related mortgage loan, neither the related borrower nor any other person would be obligated to remedy the situation by making payments out of their own funds. In such a situation, the borrower could choose instead to surrender the related mortgaged property to the lender or let it be foreclosed upon. In those cases where recourse to a borrower or guarantor is permitted by the loan documents, we generally will not undertake any evaluation of the financial condition of that borrower or guarantor. Consequently, full and timely payment on each mortgage loan underlying your offered certificates will depend on one or more of the following:

●	the sufficiency of the net operating income of the applicable real property;

●	the market value of the applicable real property at or prior to maturity; and

●	the ability of the related borrower to refinance or sell the applicable real property.

In general, the value of a multifamily or commercial property will depend on its ability to generate net operating income. The ability of an owner to finance a multifamily or commercial property will depend, in large part, on the property’s value and ability to generate net operating income.

None of the mortgage loans underlying your offered certificates will be insured or guaranteed by any governmental entity or private mortgage insurer.

The risks associated with lending on multifamily and commercial properties are inherently different from those associated with lending on the security of single-family residential properties. This is because, among other reasons, multifamily rental and commercial real estate lending generally involves larger loans and, as described above, repayment is dependent upon:

●	the successful operation and value of the related mortgaged property, and

●	the related borrower’s ability to refinance the mortgage loan or sell the related mortgaged property.

See “—The Types of Properties That Secure the Mortgage Loans Present Special Risks” below.

Many Risk Factors Are Common to Most or All Multifamily and Commercial Properties.

The following factors, among others, will affect the ability of a multifamily or commercial property to generate net operating income and, accordingly, its value:

●	the location, age, functionality, design and construction quality of the subject property;

●	perceptions regarding the safety, convenience and attractiveness of the property;

●	the characteristics of the neighborhood where the property is located;

●	the degree to which the subject property competes with other properties in the area;

●	the proximity and attractiveness of competing properties;

●	the existence and construction of competing properties;

●	the adequacy of the property’s management and maintenance;

●	tenant mix and concentration;

●	national, regional or local economic conditions, including plant closings, industry slowdowns and unemployment rates;

●	local real estate conditions, including an increase in or oversupply of comparable commercial or residential space;

●	demographic factors;

●	customer confidence, tastes and preferences;

●	retroactive changes in building codes and other applicable laws;

●	changes in governmental rules, regulations and fiscal policies, including environmental legislation; and

●	vulnerability to litigation by tenants and patrons.

Particular factors that may adversely affect the ability of a multifamily or commercial property to generate net operating income include:

●	an increase in interest rates, real estate taxes and other operating expenses;

●	an increase in the capital expenditures needed to maintain the property or make improvements;

●	a decline in the financial condition of a major tenant and, in particular, a sole tenant or anchor tenant;

●	an increase in vacancy rates;

●	a decline in rental rates as leases are renewed or replaced;

●	natural disasters and civil disturbances such as earthquakes, hurricanes, floods, eruptions, terrorist attacks or riots; and

●	environmental contamination.

The volatility of net operating income generated by a multifamily or commercial property over time will be influenced by many of the foregoing factors, as well as by:

●	the length of tenant leases;

●	the creditworthiness of tenants;

●	the rental rates at which leases are renewed or replaced;

●	the percentage of total property expenses in relation to revenue;

●	the ratio of fixed operating expenses to those that vary with revenues; and

●	the level of capital expenditures required to maintain the property and to maintain or replace tenants.

Therefore, commercial and multifamily properties with short-term or less creditworthy sources of revenue and/or relatively high operating costs, such as those operated as hospitality and self-storage properties, can be expected to have more volatile cash flows than commercial and multifamily properties with medium- to long-term leases from creditworthy tenants and/or relatively low operating costs. A decline in the real estate market will tend to have a more immediate effect on the net operating income of commercial and multifamily properties with short-term revenue sources and may lead to higher rates of delinquency or defaults on the mortgage loans secured by those properties.

The Successful Operation of a Multifamily or Commercial Property Depends on Tenants.

Generally, multifamily and commercial properties are subject to leases. The owner of a multifamily or commercial property typically uses lease or rental payments for the following purposes:

●	to pay for maintenance and other operating expenses associated with the property;

●	to fund repairs, replacements and capital improvements at the property; and

●	to service mortgage loans secured by, and any other debt obligations associated with operating, the property.

Accordingly, mortgage loans secured by income-producing properties will be affected by the expiration of leases and the ability of the respective borrowers to renew the leases or relet the space on comparable terms and on a timely basis.

Factors that may adversely affect the ability of an income-producing property to generate net operating income from lease and rental payments include:

●	a general inability to lease space;

●	an increase in vacancy rates, which may result from tenants deciding not to renew an existing lease or discontinuing operations;

●	an increase in tenant payment defaults or any other inability to collect rental payments;

●	a decline in rental rates as leases are entered into, renewed or extended at lower rates;

●	an increase in the capital expenditures needed to maintain the property or to make improvements;

●	a decline in the financial condition and/or bankruptcy or insolvency of a significant or sole tenant; and

●	an increase in leasing costs and/or the costs of performing landlord obligations under existing leases.

With respect to any mortgage loan backing the offered certificates, you should anticipate that, unless the related mortgaged property is owner occupied, one or more—and possibly all—of the leases at the related mortgaged property will expire at varying rates during the term of that mortgage loan and some tenants will have, and may exercise, termination options. In addition, some government-sponsored tenants will have the right as a matter of law to cancel their leases for lack of appropriations.

Additionally, in some jurisdictions, if tenant leases are subordinated to the lien created by the related mortgage instrument but do not contain attornment provisions, which are provisions requiring the tenant to recognize as landlord under the lease a successor owner following foreclosure, the leases may terminate upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, that mortgaged property could experience a further decline in value if such tenants’ leases were terminated.

Some mortgage loans that back offered certificates may be secured by mortgaged properties with tenants that are related to or affiliated with a borrower. In those cases a default by the borrower may coincide with a default by the affiliated tenants. Additionally, even if the property becomes a foreclosure property, it is possible that an affiliate of the borrower may remain as a tenant.

Dependence on a Single Tenant or a Small Number of Tenants Makes a Property Riskier Collateral.

In those cases where an income-producing property is leased to a single tenant or is primarily leased to one or a small number of major tenants, a deterioration in the financial condition or a change in the plan of operations of any of those tenants can have particularly significant effects on the net operating income generated by the property. If any of those tenants defaults under or fails to renew its lease, the resulting adverse financial effect on the operation of the property will be substantially more severe than would be the case with respect to a property occupied by a large number of less significant tenants.

An income-producing property operated for retail, office or industrial purposes also may be adversely affected by a decline in a particular business or industry if a concentration of tenants at the property is engaged in that business or industry.

Accordingly, factors that will affect the operation and value of a commercial property include:

●	the business operated by the tenants;

●	the creditworthiness of the tenants; and

●	the number of tenants.

Tenant Bankruptcy Adversely Affects Property Performance.

The bankruptcy or insolvency of a major tenant, or a number of smaller tenants, at a commercial property may adversely affect the income produced by the property. Under federal bankruptcy law, a tenant has the option of assuming or rejecting any unexpired lease. If the tenant rejects the lease, the landlord’s claim for breach of the lease would be a general unsecured claim against the tenant unless there is collateral securing the claim. The claim would be limited to:

●	the unpaid rent due under the lease, without acceleration, for the period prior to the filing of the bankruptcy petition or any earlier repossession by the landlord, or surrender by the tenant, of the leased premises; plus

●	the rent reserved by the lease, without acceleration, for the greater of one year and 15%, not to exceed three years, of the term of the lease following the filing of the bankruptcy petition or any earlier repossession by the landlord, or surrender by the tenant, of the leased premises.

The Success of an Income-Producing Property Depends on Reletting Vacant Spaces.

The operations at an income-producing property will be adversely affected if the owner or property manager is unable to renew leases or relet space on comparable terms when existing leases expire and/or become defaulted. Even if vacated space is successfully relet, the costs associated with reletting, including tenant improvements and leasing commissions in the case of income-producing properties operated for retail, office or industrial purposes, can be substantial, could exceed any reserves maintained for that purpose and could reduce cash flow from the income-producing properties. Moreover, if a tenant at an income-producing property defaults in its lease obligations, the landlord may incur substantial costs and experience significant delays associated with enforcing its rights and protecting its investment, including costs incurred in renovating and reletting the property.

If an income-producing property has multiple tenants, re-leasing expenditures may be more frequent than in the case of a property with fewer tenants, thereby reducing the cash flow generated by the multi-tenanted property. Multi-tenanted properties may also experience higher continuing vacancy rates and greater volatility in rental income and expenses.

Property Value May Be Adversely Affected Even When Current Operating Income Is Not.

Various factors may affect the value of multifamily and commercial properties without affecting their current net operating income, including:

●	changes in interest rates;

●	the availability of refinancing sources;

●	changes in governmental regulations, licensing or fiscal policy;

●	changes in zoning or tax laws; and

●	potential environmental or other legal liabilities.

Property Management May Affect Property Operations and Value.

The operation of an income-producing property will depend upon the property manager’s performance and viability. The property manager generally is responsible for:

●	responding to changes in the local market;

●	planning and implementing the rental structure, including staggering durations of leases and establishing levels of rent payments;

●	operating the property and providing building services;

●	managing operating expenses; and

●	ensuring that maintenance and capital improvements are carried out in a timely fashion.

Income-producing properties that derive revenues primarily from short-term rental commitments, such as hospitality or self-storage properties, generally require more intensive management than properties leased to tenants under long-term leases.

By controlling costs, providing appropriate and efficient services to tenants and maintaining improvements in good condition, a property manager can—

●	maintain or improve occupancy rates, business and cash flow,

●	reduce operating and repair costs, and

●	preserve building value.

On the other hand, management errors can, in some cases, impair the long term viability of an income-producing property.

Certain of the mortgaged properties will be managed by the related borrower or an affiliate thereof. If a mortgage loan is in default or undergoing special servicing, such relationship could disrupt the management of the related mortgaged property, which may adversely affect cash flow. However, the related mortgage loans will generally permit, in the case of mortgaged properties managed by borrower affiliates, the lender to remove the related property manager upon the occurrence of one or more of the following: an event of default, a decline in cash flow below a specified level or the failure to satisfy some other specified performance trigger.

We make no representation or warranty as to the skills of any present or future managers. Additionally, we cannot assure you that the property managers will be in a financial condition to fulfill their management responsibilities throughout the terms of their respective management agreements. Further, certain individuals involved in the management or general business development at certain mortgaged properties may engage in unlawful activities or otherwise exhibit poor business judgment that adversely affect operations and ultimately cash flow at such properties.

Maintaining a Property in Good Condition Is Expensive.

The owner may be required to expend a substantial amount to maintain, renovate or refurbish a commercial or multifamily property. Failure to do so may materially impair the property’s ability to generate cash flow. The effects of poor construction quality will increase over time in the form of increased maintenance and capital improvements. Even superior construction will deteriorate over time if management does not schedule and perform adequate maintenance in a timely fashion. There can be no assurance that an income-producing property will generate sufficient cash flow to cover the increased costs of maintenance and capital improvements in addition to paying debt service on the mortgage loan(s) that may encumber that property.

Competition Will Adversely Affect the Profitability and Value of an Income-Producing Property.

Some income-producing properties are located in highly competitive areas. Comparable income-producing properties located in the same area compete on the basis of a number of factors including:

●	rental rates;

●	location;

●	type of business or services and amenities offered; and

●	nature and condition of the particular property.

The profitability and value of an income-producing property may be adversely affected by a comparable property that:

●	offers lower rents;

●	has lower operating costs;

●	offers a more favorable location; or

●	offers better facilities.

Costs of renovating, refurbishing or expanding an income-producing property in order to remain competitive can be substantial.

The Types of Properties That Secure the Mortgage Loans Present Special Risks

General

As discussed under “—Repayment of a Commercial or Multifamily Mortgage Loan Depends Upon the Performance and Value of the Underlying Real Property, Which May Decline Over Time, and the Related Borrower’s Ability to Refinance the Property, of Which There Is No Assurance” above, the adequacy of an income-producing property as security for a mortgage loan depends in large part on its value and ability to generate net operating income. Set forth below is a discussion of some of the various factors that may affect the value and operations of the properties which secure the mortgage loans.

[Mixed Use Properties

Certain properties are mixed use properties. Each such mortgaged property is subject to the risks relating to the applicable property types as described in [“—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Office Properties”, “—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Retail Properties”, “—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Multifamily Rental Properties” and “—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Parking Lots and Parking Garages”]. See Annex A for the 5 largest tenants (by net rentable area leased) at each mixed use property. A mixed use property may be subject to additional risks, including the property manager’s inexperience in managing the different property types that comprise such mixed use property.

See “Description of the Mortgage Pool—Statistical Characteristics of the Mortgage Loans—Property Types—Mixed Use Properties”.]

[Multifamily Rental Properties

In addition to the factors discussed under “—Repayment of a Commercial or Multifamily Mortgage Loan Depends Upon the Performance and Value of the Underlying Real Property, Which May Decline Over Time, and the Related Borrower’s Ability to Refinance the Property, of Which There Is No Assurance”, factors affecting the value and operation of a multifamily rental property include:

●	the physical attributes of the property, such as its age, appearance, amenities and construction quality, in relation to competing buildings;

●	the types of services or amenities offered at the property;

●	the location of the property;

●	distance from employment centers and shopping areas;

●	the characteristics of the surrounding neighborhood, which may change over time;

●	the rents charged for dwelling units at the property relative to the rents charged for comparable units at competing properties;

●	the ability of management to provide adequate maintenance and insurance;

●	the property’s reputation;

●	the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing;

●	the existence or construction of competing or alternative residential properties in the local market, including other apartment buildings and complexes, manufactured housing communities, mobile home parks and single-family housing;

●	compliance with and continuance of any government housing rental subsidy programs and/or low income housing tax credit or incentive programs from which the property receives benefits;

●	the ability of management to respond to competition;

●	the tenant mix and whether the property is primarily occupied by workers from a particular company or type of business, personnel from a local military base or students;

●	in the case of student housing facilities, the reliance on the financial well-being of the college or university to which it relates, competition from on-campus housing units, and the relatively higher turnover rate compared to other types of multifamily tenants;

●	adverse local, regional or national economic conditions, which may limit the amount that may be charged for rents and may result in a reduction in timely rent payments or a reduction in occupancy levels;

●	local factory or other large employer closings;

●	state and local regulations, which may affect the property owner’s ability to evict tenants or to increase rent to the market rent for an equivalent apartment;

●	the extent to which the property is subject to land use restrictive covenants or contractual covenants that require that units be rented to low income tenants;

●	the extent to which the cost of operating the property, including the cost of utilities and the cost of required capital expenditures, may increase;

●	whether the property is subject to any age restrictions on tenants;

●	the extent to which increases in operating costs may be passed through to tenants; and

●	the financial condition of the owner of the property.

Because units in a multifamily rental property are leased to individuals, usually for no more than a year, the property is likely to respond relatively quickly to a downturn in the local economy or to the closing of a major employer in the area.

In addition, multifamily rental properties are typically in markets that, in general, are characterized by low barriers to entry. Thus, a particular multifamily rental property market with historically low vacancies could experience substantial new construction and a resultant oversupply of rental units within a relatively short period of time. Since apartments within a multifamily rental property are typically leased on a short-term basis, the tenants residing at a particular property may easily move to alternative multifamily rental properties with more desirable amenities or locations or to single family housing.

Some states regulate the relationship between an owner and its tenants at a multifamily rental property. Among other things, these states may—

●	require written leases;

●	require good cause for eviction;

●	require disclosure of fees and notification to residents of changed land use;

●	prohibit unreasonable rules;

●	prohibit retaliatory evictions;

●	prohibit restrictions on a resident’s choice of unit vendors;

●	limit the bases on which a landlord may increase rent; or

●	prohibit a landlord from terminating a tenancy solely by reason of the sale of the owner’s building.

Apartment building owners have been the subject of suits under state Unfair and Deceptive Practices Acts and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices.

Some counties and municipalities also impose rent control and/or rent stabilization regulations on apartment buildings. These regulations may limit rent increases to—

●	fixed percentages,

●	percentages of increases in the consumer price index,

●	increases set or approved by a governmental agency, or

●	increases determined through mediation or binding arbitration.

In many cases, the rent control or rent stabilization laws do not provide for decontrol of rental rates upon vacancy of individual units. Any limitations on a landlord’s ability to raise rents at a multifamily rental property may impair the landlord’s ability to repay a mortgage loan secured by the property or to meet operating costs.

Certain of the mortgage loans are or may in the future be secured by mortgaged properties that, in respect of some or all of the units within such mortgaged properties, are subject to certain affordable housing covenants and other covenants and restrictions related to various tax credit, city, state and federal housing subsidy, rent control, rent stabilization or similar programs. The limitations and restrictions imposed by these programs could result in losses of income on the mortgaged properties, and consequently losses on the mortgage loans. In addition, in the event that the subject program is cancelled, it could result in less income for the mortgaged property. These programs may include, among others:

●	a requirement that a minimum number or percentage of units be rented to tenants who have incomes that are substantially lower than median incomes in the area or region;

●	rent limitations that would adversely affect the ability of borrowers to increase rents to maintain the condition of their mortgaged properties and satisfy operating expenses; and

●	tenant income restrictions that may reduce the number of eligible tenants in those mortgaged properties and result in a reduction in occupancy rates.

An owner may subject a multifamily rental property to these covenants in exchange for tax credits or rent subsidies. When the credits or subsidies cease, net operating income will decline. In addition, the difference in rents between subsidized or supported properties and other multifamily rental properties in the same area may not be a sufficient economic incentive for some eligible tenants to reside at a subsidized or supported property that may have fewer amenities or be less attractive as a residence. As a result, occupancy levels at a subsidized or supported property may decline, which may adversely affect the value and successful operation of such property.

Moreover, ongoing litigation concerning the status of rent-stabilized properties may adversely affect existing market rent units and a borrower’s ability to convert rent-stabilized units to market rent units in the future and may give rise to liability in connection with previously converted units.

[Senior Housing Properties

The Independent Living Industry is a Highly Competitive Industry, and the Revenues, Profits or Market Share of Senior Housing Properties Could be Harmed if They Are Unable to Compete Effectively

The independent living facility market sector is highly competitive. Independent living and other congregate senior living facility properties face competition from numerous local, regional, and national providers of independent living and other congregate senior living. The formation of accountable care organizations, managed care networks and integrated delivery systems may also adversely affect the related mortgaged properties if there are incentives within the systems that lead to the greater utilization of other facilities or providers within the networks or systems or to the greater utilization of community based home care providers, instead of independent living properties. Additionally, some competing providers may be better capitalized than the manager of the related mortgaged properties, may offer services not offered by the related mortgaged properties, or may be owned by non-profit organizations or government agencies supported by endowments, charitable contributions, tax exemptions, tax revenues and other sources of income or revenue not available to the property manager or borrowers. The successful operation of the related mortgaged properties will also generally depend upon the number of competing facilities in the local market, as well as on other factors. These factors include, but are not limited to, competing facilities’ rental rates, location, the characteristics of the neighborhood where they are located, the type of services and amenities offered, the nature and condition of the competing facility, its age, appearance, overall maintenance, construction, quality, design, safety, convenience, reputation and management, resident and family preferences, relationship with other health care providers and other health care networks, quality and cost of care and quality of staff. Costs of renovating, refurbishing or expanding an independent living or congregate senior living facility in order to remain competitive can be substantial. If the related mortgaged properties fail to attract residents and to compete effectively with other health care providers, their revenues and profitability would decline.

A particular market with historically low vacancies could experience substantial new construction and a resultant oversupply of independent living or other congregate senior living units within a relatively short period of time. Because units in an independent living or other congregate senior living facility are typically leased on a short term basis, the tenants residing at a particular facility may easily move to alternative facilities with more desirable amenities or locations or lower fees. If the development of new independent living or other senior living facilities surpasses the demand for such facilities in particular markets, the markets may become saturated, which could have a material adverse effect on the related mortgaged properties in such areas.]

[Cooperatively-Owned Apartment Buildings

Some multifamily properties are owned or leased by cooperative corporations. In general, each shareholder in the corporation is entitled to occupy a particular apartment unit under a long-term proprietary lease or occupancy agreement.

A tenant/shareholder of a cooperative corporation must make a monthly maintenance payment to the corporation. The monthly maintenance payment represents a tenant/shareholder’s pro rata share of the corporation’s—

●	mortgage loan payments,

●	real property taxes,

●	maintenance expenses, and

●	other capital and ordinary expenses of the property.

These monthly maintenance payments are in addition to any payments of principal and interest the tenant/shareholder must make on any loans of the tenant/shareholder secured by its shares in the corporation.

A cooperative corporation is directly responsible for building maintenance and payment of real estate taxes and hazard and liability insurance premiums. A cooperative corporation’s ability to meet debt service obligations on a mortgage loan secured by, and to pay all other operating expenses of, the cooperatively owned property depends primarily upon the receipt of—

●	maintenance payments from the tenant/shareholders, and

●	any rental income from units or commercial space that the cooperative corporation might control.

A cooperative corporation may have to impose special assessments on the tenant/shareholders in order to pay unanticipated expenditures. Accordingly, a cooperative corporation is highly dependent on the financial well-being of its tenant/shareholders. A cooperative corporation’s ability to pay the amount of any balloon payment due at the maturity of a mortgage loan secured by the cooperatively owned property depends primarily on its ability to refinance the property. Additional factors likely to affect the economic performance of a cooperative corporation include—

●	the failure of the corporation to qualify for favorable tax treatment as a “cooperative housing corporation” each year, which may reduce the cash flow available to make debt service payments on a mortgage loan secured by cooperatively owned property; and

●	the possibility that, upon foreclosure, if the cooperatively owned property becomes a rental property, certain units could be subject to rent control, stabilization and tenants’ rights laws, at below market rents, which may affect rental income levels and the marketability and sale proceeds of the ensuing rental property as a whole.

In a typical cooperative conversion plan, the owner of a rental apartment building contracts to sell the building to a newly formed cooperative corporation. Shares are allocated to each apartment unit by the owner or sponsor. The current tenants have a specified period to subscribe at prices discounted from the prices to be offered to the public after that period. As part of the consideration for the sale, the owner or sponsor receives all the unsold shares of the cooperative corporation. In general the sponsor controls the corporation’s board of directors and management for a limited period of time. If the sponsor of the cooperative corporation holds the shares allocated to a large number of apartment units, the lender on a mortgage loan secured by a cooperatively owned property may be adversely affected by a decline in the creditworthiness of that sponsor.

Many cooperative conversion plans are non-eviction plans. Under a non-eviction plan, a tenant at the time of conversion who chooses not to purchase shares is entitled to reside in its apartment unit as a subtenant from the owner of the shares allocated to that unit. Any applicable rent control or rent stabilization laws would continue to be applicable to the subtenancy. In addition, the subtenant may be entitled to renew its lease for an indefinite number of years with continued protection from rent increases above those permitted by any applicable rent control and rent stabilization laws. The owner/shareholder is responsible for the maintenance payments to the cooperative corporation without regard to whether it receives rent from the subtenant or whether the rent payments are lower than maintenance payments on the unit. Newly-formed cooperative corporations typically have the greatest concentration of non-tenant/ shareholders.]

[Retail Properties

The term “retail property” encompasses a broad range of properties at which businesses sell consumer goods and other products and provide various entertainment, recreational or personal services to the general public. Some examples of retail properties include—

●	shopping centers,

●	factory outlet centers,

●	malls,

●	automotive sales and service centers,

●	consumer oriented businesses,

●	department stores,

●	grocery stores,

●	convenience stores,

●	specialty shops,

●	gas stations,

●	movie theaters,

●	fitness centers,

●	bowling alleys,

●	salons, and

●	dry cleaners.

A number of factors may affect the value and operation of a retail property. Some of these factors include:

●	the strength, stability, number and quality of the tenants;

●	tenants’ sales;

●	tenant mix;

●	whether the property is in a desirable location;

●	the physical condition and amenities of the building in relation to competing buildings;

●	whether a retail property is anchored, shadow anchored or unanchored and, if anchored or shadow anchored, the strength, stability, quality and continuous occupancy of the anchor tenant or the shadow anchor, as the case may be; and

●	the financial condition of the owner of the property.

Unless owner occupied, retail properties generally derive all or a substantial percentage of their income from lease payments from commercial tenants. Therefore, it is important for the owner of a retail property to attract and keep tenants, particularly significant tenants, that are able to meet their lease obligations. In order to attract tenants, the owner of a retail property may be required to—

●	lower rents,

●	grant a potential tenant a free rent or reduced rent period,

●	improve the condition of the property generally, or

●	make at its own expense, or grant a rent abatement to cover, tenant improvements for a potential tenant.

A prospective tenant will also be interested in the number and type of customers that it will be able to attract at a particular retail property. The ability of a tenant at a particular retail property to attract customers will be affected by a number of factors related to the property and the surrounding area, including:

●	competition from other retail properties;

●	perceptions regarding the safety, convenience and attractiveness of the property;

●	perceptions regarding the safety of the surrounding area;

●	demographics of the surrounding area;

●	the strength and stability of the local, regional and national economies;

●	traffic patterns and access to major thoroughfares;

●	the visibility of the property;

●	availability of parking;

●	the particular mixture of the goods and services offered at the property;

●	customer tastes, preferences and spending patterns; and

●	the drawing power of other tenants.

The success of a retail property is often dependent on the success of its tenants’ businesses. A significant component of the total rent paid by tenants of retail properties is often tied to a percentage of gross sales or revenues. Declines in sales or revenues of the tenants will likely cause a corresponding decline in percentage rents and/or impair the tenants’ ability to pay their rent or other occupancy costs. A default by a tenant under its lease could result in delays and costs in enforcing the landlord’s rights. Retail properties would be directly and adversely affected by a decline in the local economy and reduced consumer spending.

Repayment of a mortgage loan secured by a retail property will be affected by the expiration of space leases at the property and the ability of the borrower to renew or relet the space on comparable terms. Even if vacant space is successfully relet, the costs associated with reletting, including tenant improvements, leasing commissions and free rent, may be substantial and could reduce cash flow from a retail property.

With respect to some retail properties, one or more tenants may have the option, at any time or after the expiration of a specified period, to terminate their leases at the subject property. In many cases, the tenant is required to provide notice and/or pay penalties in connection with the exercise of its termination option. Generally, the full rental income generated by the related leases will be taken into account in the underwriting of the related underlying mortgage loan. Notwithstanding any disincentives with respect to a termination option, there can be no assurance a tenant will not exercise such an option, especially if the rent paid by that tenant is in excess of market rent. In such event, there may be a decrease in the cash flow generated by such mortgaged properties and available to make payments on the related offered certificates.

The presence or absence of an anchor tenant in a multi-tenanted retail property can be important. Anchor tenants play a key role in generating customer traffic and making the center desirable for other tenants. Retail properties that are anchored have traditionally been perceived as less risky than unanchored properties. As to any given retail property, an anchor tenant is generally understood to be a nationally or regionally recognized tenant whose space is, in general, materially larger in size than the space occupied by other tenants at the same retail property and is important in attracting customers to the retail property. Retail properties that have anchor tenant-owned stores often have reciprocal easement and operating agreements between the property owner and such anchor tenants containing certain operating and maintenance covenants. Although an anchor tenant is required to pay a contribution toward common area maintenance and real estate taxes on the improvements and related real property, an anchor tenant that owns its own parcel does not pay rent.

Certain tenant estoppels will have been obtained from anchor and certain other tenants in connection with the origination of the mortgage loans that identify disputes between the related borrower and the applicable tenant, or alleged defaults or potential defaults by the applicable property owner under the lease or a reciprocal easement and operating agreement. Such disputes, defaults or potential defaults, could lead to a termination or attempted termination of the applicable lease or reciprocal easement and operating agreement by the tenant or to litigation against the related borrower. We cannot assure you that these tenant disputes will not have a material adverse effect on the ability of the related borrowers to repay their portion of the mortgage loan. In addition, we cannot assure you that the tenant estoppels obtained identify all potential disputes that may arise with tenants.

A retail property may also benefit from a shadow anchor. A shadow anchor is a store or business that satisfies the criteria for an anchor store or business, but which may be located at an adjoining property or on a portion of the subject retail property that is not collateral for the related mortgage loan. A shadow anchor may own the space it occupies. In those cases where the property owner does not control the space occupied by the anchor store or business, the property owner may not be able to take actions with respect to the space that it otherwise typically would, such as granting concessions to retain an anchor tenant or removing an ineffective anchor tenant.

In some cases, an anchor tenant or a shadow anchor may cease to operate at the property, thereby leaving its space unoccupied even though it continues to pay rent on or even own the vacant space. If an anchor tenant or a shadow anchor ceases operations at a retail property or if its sales do not reach a specified threshold, other tenants at the property may be entitled to terminate their leases prior to the scheduled expiration date or to pay rent at a reduced rate for the remaining term of the lease.

Accordingly, the following factors, among others, will adversely affect the economic performance of an anchored retail property, including:

●	an anchor tenant’s failure to renew its lease;

●	termination of an anchor tenant’s lease;

●	the bankruptcy or economic decline of an anchor tenant or a shadow anchor;

●	the cessation of the business of a self-owned anchor or of an anchor tenant, notwithstanding its continued ownership of the previously occupied space or its continued payment of rent, as the case may be; or

●	a loss of an anchor tenant’s or shadow anchor’s ability to attract shoppers.

Retail properties may also face competition from sources outside a given real estate market or with lower operating costs. For example, all of the following compete with more traditional department stores and specialty shops for consumer dollars:

●	factory outlet centers;

●	discount shopping centers and clubs;

●	catalogue retailers;

●	home shopping networks and programs;

●	internet web sites and electronic media shopping; and

●	telemarketing.

Online shopping and the use of technology, such as smartphone shopping applications, to transact purchases or to aid purchasing decisions have increased in recent years and are expected to continue to increase in the future. This trend is affecting business models, sales and profitability of some retailers and could adversely affect the demand for retail real estate and occupancy at retail properties securing the mortgage loans. Any resulting decreases in rental revenue could have a material adverse effect on the value of retail properties securing the mortgage loans.

Similarly, home movie rentals and pay-per-view movies provide alternate sources of entertainment to movie theaters. Continued growth of these alternative retail outlets and entertainment sources, which are often characterized by lower operating costs, could adversely affect the rents collectible at retail properties.

Some of these developments in the retail sector have led to retail companies, including several national retailers, filing for bankruptcy and/or voluntarily closing certain of their stores. Borrowers may be unable to re-lease such space or to re-lease it on comparable or more favorable terms. As a result, the bankruptcy or closure of a national tenant may adversely affect a retail borrower’s revenues. In addition, such closings may allow other tenants to modify their leases to terms that are less favorable for borrowers or to terminate their leases, also adversely impacting their revenues.

Gas stations, automotive sales and service centers and dry cleaners also pose unique environmental risks because of the nature of their businesses and the types of products used or sold in those businesses.

Retail properties are also subject to conditions that could negatively affect the retail sector, such as increased unemployment, increased federal income and payroll taxes, increased health care costs, increased state and local taxes, increased real estate taxes, industry slowdowns, lack of availability of consumer credit, weak income growth, increased levels of consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, plant closings, and other factors. Similarly, local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the supply and creditworthiness of current and prospective tenants may negatively impact those retail properties.

[Office Properties

Factors affecting the value and operation of an office property include:

●	the strength, stability, number and quality of the tenants, particularly significant tenants, at the property;

●	the physical attributes and amenities of the building in relation to competing buildings, including the condition of the HVAC system, parking and the building’s compatibility with current business wiring requirements;

●	whether the area is a desirable business location, including local labor cost and quality, tax environment, including tax benefits, and quality of life issues, such as schools and cultural amenities;

●	the location of the property with respect to the central business district or population centers;

●	demographic trends within the metropolitan area to move away from or towards the central business district;

●	social trends combined with space management trends, which may change towards options such as telecommuting or hoteling to satisfy space needs;

●	tax incentives offered to businesses or property owners by cities or suburbs adjacent to or near where the building is located;

●	local competitive conditions, such as the supply of office space or the existence or construction of new competitive office buildings;

●	the quality and philosophy of building management;

●	access to mass transportation;

●	accessibility from surrounding highways/streets;

●	changes in zoning laws; and

●	the financial condition of the owner of the property.

With respect to some office properties, one or more tenants may have the option, at any time or after the expiration of a specified period, to terminate their leases at the subject property. In many cases, the tenant is required to provide notice and/or pay penalties in connection with the exercise of its termination option. Generally, the full rental income generated by the related leases will be taken into account in the underwriting of the related underlying mortgage loan. Notwithstanding any disincentives with respect to a termination option, there can be no assurance that a tenant will not exercise such an option, especially if the rent paid by that tenant is in excess of market rent. In such event, there may be a decrease in the cash flow generated by such mortgaged properties and available to make payments on the related offered certificates.

Office properties may be adversely affected by an economic decline in the business operated by their tenants. The risk associated with that economic decline is increased if revenue is dependent on a single tenant or if there is a significant concentration of tenants in a particular business or industry.

Certain office tenants at the mortgaged properties may use their leased space to create shared workspaces that they lease to other businesses. Shared workspaces are rented by customers on a short term basis. Short term space users may be more impacted by economic fluctuations compared to traditional long term office leases, which has the potential to impact operating profitability of the company offering the shared space and, in turn, its ability to maintain its lease payments. This may subject the related mortgage loan to increased risk of default and loss.

Office properties are also subject to competition with other office properties in the same market. Competitive factors affecting an office property include:

●	rental rates;

●	the building’s age, condition and design, including floor sizes and layout;

●	access to public transportation and availability of parking; and

●	amenities offered to its tenants, including sophisticated building systems, such as fiber optic cables, satellite communications or other base building technological features.

The cost of refitting office space for a new tenant is often higher than for other property types.

The success of an office property also depends on the local economy. Factors influencing a company’s decision to locate in a given area include:

●	the cost and quality of labor;

●	tax incentives; and

●	quality of life considerations, such as schools and cultural amenities.

The strength and stability of the local or regional economy will affect an office property’s ability to attract stable tenants on a consistent basis. A central business district may have a substantially different economy from that of a suburb.]

[Hospitality Properties

Hospitality properties may involve different types of hotels and motels, including:

●	full service hotels;

●	resort hotels with many amenities;

●	limited service hotels;

●	hotels and motels associated with national or regional franchise chains;

●	hotels that are not affiliated with any franchise chain but may have their own brand identity; and

●	other lodging facilities.

Factors affecting the value, operation and economic performance of a hospitality property include:

●	the location of the property and its proximity to major population centers or attractions;

●	the seasonal nature of business at the property;

●	the level of room rates relative to those charged by competitors;

●	quality and perception of the franchise affiliation;

●	lack of a franchise affiliation or the loss of a franchise affiliation or a deterioration in the reputation of a franchise;

●	whether management contracts or franchise agreements are renewed or extended upon expiration;

●	the quality of hospitality property management;

●	ability to convert to alternative uses which may not be readily made;

●	economic conditions, either local, regional or national, which may limit the amount that can be charged for a room and may result in a reduction in occupancy levels;

●	the existence or construction of competing hospitality properties;

●	nature and quality of the services and facilities;

●	financial strength and capabilities of the owner and operator;

●	the need for continuing expenditures for modernizing, refurbishing and maintaining existing facilities;

●	increases in operating costs, which may not be offset by increased room rates;

●	the property’s dependence on business and commercial travelers and tourism;

●	changes in travel patterns caused by changes in access, energy prices, labor strikes, relocation of highways, the reconstruction of additional highways or other factors; and

●	changes in travel patterns caused by perceptions of travel safety, which perceptions can be significantly and adversely influenced by terrorist acts and foreign conflict as well as apprehension regarding the possibility of such acts or conflicts.

Because limited-service, select service and extended stay hotels are relatively quick and inexpensive to construct and may quickly reflect a positive value, an over-building of these hotels and motels could occur in any given region, which would likely adversely affect occupancy and daily room rates. In addition, as limited-service, select service or extended stay hotels generally offer fewer amenities than full-service hotel properties, they are less distinguishable from each other. As a result, it is easier for limited-service, select service or extended stay hotels to experience increased or unforeseen competition. Further, because rooms at hospitality properties are generally rented for short periods of time, hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other types of commercial properties. Additionally, the revenues of some hospitality properties, particularly those located in regions whose economies depend upon tourism, may be highly seasonal in nature and/or may be adversely affected by prolonged unfavorable weather conditions.

Hospitality properties may be operated under franchise agreements. The continuation of a franchise is typically subject to specified operating standards and other terms and conditions. The franchisor periodically inspects its licensed properties to confirm adherence to its operating standards. The failure of the hospitality property to maintain those standards or adhere to those other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that the franchisor could condition the continuation of a franchise license on the completion of capital improvements or the making of capital expenditures that the owner of the hospitality property determines are too expensive or are otherwise unwarranted in light of the operating results or prospects of the property. In that event, the owner of the hospitality property may elect to allow the franchise license to lapse. In any case, if the franchise is terminated, the owner of the hospitality property may seek to obtain a suitable replacement franchise, which may be at significantly higher fees than the previous franchise, or to operate property independently of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or value of the hospitality property because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

The viability of any hospitality property that is a franchise of a national or a regional hotel or motel chain is dependent upon:

●	the continued existence and financial strength of the franchisor;

●	the public perception of the franchise service mark; and

●	the duration of the franchise licensing agreement.

The transferability of franchise license agreements may be restricted. The consent of the franchisor would be required for the continued use of the franchise license by the hospitality property following a foreclosure. Conversely, a lender may be unable to remove a franchisor that it desires to replace following a foreclosure. Additionally, any provision in a franchise agreement or management agreement providing for termination because of a bankruptcy of a franchisor or manager will generally not be enforceable.

In the event of a foreclosure on a hospitality property, the lender or other purchaser of the hospitality property may not be entitled to the rights under any associated operating, liquor and other licenses. That party would be required to apply in its own right for new operating, liquor and other licenses. There can be no assurance that a new license could be obtained or that it could be obtained promptly. The lack of a liquor license in a hospitality property could have an adverse impact on the revenue from that property or on its occupancy rate.

In addition, hospitality properties may be structured with a master lease (or operating lease) in order to minimize potential liabilities of the borrower. Under the master lease structure, an operating lessee (typically affiliated with the borrower) is also an obligor under the related mortgage loan and the operating lessee borrower pays rent to the fee owner borrower.

[Marina Properties

Various factors may adversely affect the financial performance and value of marina properties, including:

●	local, national and regional economic conditions;

●	decreased demand for luxury goods, such as boats;

●	changes in travel patterns, which may be caused by changes in gasoline prices and other costs of travel and demographics;

●	the existence or construction of competing properties;

●	geographic location and dependence on tourism;

●	natural disasters (particularly floods and hurricanes);

●	the seasonal nature of the marina industry; and

●	government regulations, including those that govern the use of and construction on rivers, lakes and other waterways.

Such adverse effects could take the form of a reduction in the amounts that can be charged for boat storage and/or decreased occupancy levels at the property. Marinas and related businesses tend to respond to adverse economic conditions more quickly than do other types of commercial properties. Furthermore, a significant number of the tenants at the marina may have month-to-month leases, thereby increasing the sensitivity of the property’s performance to adverse economic conditions. The marina industry is generally seasonal in nature and, as a result, periodic fluctuations are common with respect to boat sales and other revenues, occupancy levels and operating expenses. Additionally, a marina may not be readily converted to alternative uses, and any such conversion may require substantial capital expenditures.]

[Casino Properties

Factors affecting the economic performance of a casino property include:

●	location, including proximity to or easy access from major population centers;

●	appearance;

●	economic conditions, either local, regional or national, which may limit the amount of disposable income that potential patrons may have for gambling;

●	the existence or construction of competing casinos;

●	dependence on tourism; and

●	local or state governmental regulation.

Competition among major casinos may involve attracting patrons by—

●	providing alternate forms of entertainment, such as performers and sporting events, and

●	offering low-priced or free food and lodging.

Casino owners may expend substantial sums to modernize, refurbish and maintain existing facilities.

Because of their dependence on disposable income of patrons, casino properties are likely to respond quickly to a downturn in the economy.

The ownership, operation, maintenance and/or financing of casino properties is often subject to local or state governmental regulation. A government agency or authority may have jurisdiction over or influence with respect to the foreclosure of a casino property or the bankruptcy of its owner or operator. In some jurisdictions, it may be necessary to receive governmental approval before foreclosing, thereby resulting in substantial delays to a lender. Gaming licenses are not transferable, including in connection with a foreclosure. There can be no assurance that a lender or another purchaser in foreclosure or otherwise will be able to obtain the requisite approvals to continue operating the foreclosed property as a casino.

Any given state or municipality that currently allows legalized gambling could pass legislation banning it.

The loss of a gaming license for any reason would have a material adverse effect on the value of a casino property.]

[Health Care-Related Properties

Health care-related properties include:

●	hospitals;

●	medical offices;

●	skilled nursing facilities;

●	nursing homes;

●	congregate care facilities; and

●	in some cases, assisted living centers and housing for seniors.

Health care-related facilities, particularly nursing homes, may receive a substantial portion of their revenues from government reimbursement programs, primarily Medicaid and Medicare. Medicaid and Medicare are subject to:

●	statutory and regulatory changes;

●	retroactive rate adjustments;

●	administrative rulings;

●	policy interpretations;

●	delays by fiscal intermediaries; and

●	government funding restrictions.

In addition, nursing facilities and assisted living facilities that are dependent on revenues from other third party payors (other than Medicare and Medicaid), such as private insurers, are also affected by the reimbursement policies of those payors.

All of the foregoing can adversely affect revenues from the operation of a health care-related facility. Moreover, governmental payors have employed cost-containment measures that limit payments to health care providers. In addition, there are currently under consideration various proposals for national health care relief that could further limit these payments.

Health care-related facilities are subject to significant governmental regulation of the ownership, operation, maintenance and/or financing of those properties. Providers of long-term nursing care and other medical services are highly regulated by federal, state and local law. They are subject to numerous factors which can increase the cost of operation, limit growth and, in extreme cases, require or result in suspension or cessation of operations, including:

●	federal and state licensing requirements;

●	facility inspections;

●	rate setting;

●	disruptions in payments;

●	reimbursement policies;

●	audits, which may result in recoupment of payments made or withholding of payments due;

●	laws relating to the adequacy of medical care, distribution of pharmaceuticals, use of equipment, personnel operating policies and maintenance of and additions to facilities and services;

●	patient care liability claims, including those generated by the recent advent of the use of video surveillance, or “granny cams”, by family members or government prosecutors to monitor care and limited availability and increased costs of insurance; and

●	shortages in staffing, increases in labor costs and labor disputes.

Under applicable federal and state laws and regulations, Medicare and Medicaid reimbursements generally may not be made to any person other than the provider who actually furnished the related material goods and services. Accordingly, in the event of foreclosure on a health care-related facility, neither a lender nor other subsequent lessee or operator of the property would generally be entitled to obtain from federal or state governments any outstanding reimbursement payments relating to services furnished at the property prior to foreclosure. Furthermore, in the event of foreclosure, there can be no assurance that a lender or other purchaser in a foreclosure sale would be entitled to the rights under any required licenses and regulatory approvals. The lender or other purchaser may have to apply in its own right for those licenses and approvals. There can be no assurance that a new license could be obtained or that a new approval would be granted. In addition, there can be no assurance that the facilities will remain licensed and loss of licensure/provider arrangements by a significant number of facilities could have a material adverse effect on a borrower’s ability to meet its obligations under the related mortgage loan and, therefore, on distributions on your certificates.

With respect to health care-related properties, the regulatory environment has intensified, particularly the long-term care service environment for large, for profit, multi-facility providers. For example, in the past few years, federal prosecutors have utilized the federal false claims act to prosecute nursing facilities that have quality of care deficiencies or reported instances of possible patient abuse and neglect, falsification of records, failure to report adverse events, improper use of restraints, and certain other care issues. Since facilities convicted under the false claims act may be liable for triple damages plus mandatory civil penalties, nursing facilities often settled with the government for a substantial amount of money rather than defending the allegations.

The extensive federal, state and local regulations affecting health care-related facilities include regulations on the financial and other arrangements that facilities enter into during the normal course of business. For example, anti-kickback laws prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicare and Medicaid programs, including the payment or receipt of money or anything else of value in return for the referral of patients whose care will be paid by those programs. Sanctions for violations include criminal penalties and civil sanctions, fines and possible exclusion from payor programs. Federal and state governments have used monetary recoveries derived from prosecutions to strengthen their fraud detection and enforcement programs. There can be no assurance that government officials charged with responsibility for enforcing the anti-kickback and/or self-referral laws will not assert that certain arrangements or practices are in violation of such provisions. The operations of a nursing facility or assisted living facility could be adversely affected by the failure of its arrangements to comply with such laws or similar state laws enacted in the future.

Each state also has a Medicaid Fraud Control Unit, which typically operates as a division of the state Attorney General’s Office or equivalent, which conducts criminal and civil investigations into alleged abuse, neglect, mistreatment and/or misappropriation of resident property. In some cases, the allegations may be investigated by the state Attorney General, local authorities and federal and/or state survey agencies. There are Medicaid Fraud Control Unit and state Attorney General investigations pending and, from time to time, threatened against providers, relating to or arising out of allegations of potential resident abuse, neglect or mistreatment.

Further, the nursing facilities and assisted living facilities are likely to compete on a local and regional basis with each other and with other providers who operate similar facilities. They may also compete with providers of long term care services in other settings, such as hospital rehabilitation units or home health agencies or other community-based providers. The formation of managed care networks and integrated delivery systems, as well as increasing government efforts to encourage the use of home and community-based services instead of nursing facility services, could also adversely affect nursing facilities or assisted living facilities if there are incentives that lead to the utilization of other facilities or community-based home care providers, instead of nursing facility or assisted living providers, or if competition drives down prices paid by residents. Some of the competitors of the subject facilities may be better capitalized, may offer services not offered by the facilities, or may be owned by agencies supported by other sources of income or revenue not available to for-profit facilities, such as tax revenues and charitable contributions. The success of a facility also depends upon the number of competing facilities in the local market, as well as upon other factors, such as the facility’s age, appearance, reputation and management, resident and family preferences, referrals by and affiliations with managed care organizations, relationship with other health care providers and other health care networks, the types of services provided and, where applicable, the quality of care and the cost of that care. If the facilities fail to attract patients and residents and compete effectively with other health care providers, their revenues and profitability may decline.

Health care-related facilities are generally special purpose properties that could not be readily converted to general residential, retail or office use. This will adversely affect their liquidation value. Furthermore, transfers of health care-related facilities are subject to regulatory approvals under state, and in some cases federal, law not required for transfers of most other types of commercial properties. Moreover, in certain circumstances, such as when federal or state authorities believe that liquidation may adversely affect the health, safety or welfare of the nursing facility and/or assisted living facility residents, a facility operator may not be allowed to liquidate for an indeterminate period of time. Finally, the receipt of any liquidation proceeds could be delayed by the approval process of any state agency necessary for the transfer of a mortgaged property and even reduced to satisfy governmental obligations of the facility, such as audit recoupments from nursing facilities.]

[Industrial Properties

Industrial properties may be adversely affected by reduced demand for industrial space occasioned by a decline in a particular industry segment and/or by a general slowdown in the economy. In addition, an industrial property that suited the particular needs of its original tenant may be difficult to relet to another tenant or may become functionally obsolete relative to newer properties. Also, lease terms with respect to industrial properties are generally for shorter periods of time and may result in a substantial percentage of leases expiring in the same year at any particular industrial property.

The value and operation of an industrial property depends on:

●	location of the property, the desirability of which in a particular instance may depend on—

1.	availability of labor services,

2.	proximity to supply sources and customers, and

3.	accessibility to various modes of transportation and shipping, including railways, roadways, airline terminals and ports;

●	building design of the property, the desirability of which in a particular instance may depend on—

1.	ceiling heights,

2.	column spacing,

3.	number and depth of loading bays,

4.	divisibility,

5.	floor loading capacities,

6.	truck turning radius,

7.	overall functionality, and

8.	adaptability of the property, because industrial tenants often need space that is acceptable for highly specialized activities; and

●	the quality and creditworthiness of individual tenants, because industrial properties frequently have higher tenant concentrations.

Industrial properties are generally special purpose properties that could not be readily converted to general residential, retail or office use. This will adversely affect their liquidation value. In addition, properties used for many industrial purposes are more prone to environmental concerns than other property types. Further, certain of the industrial properties may have tenants that are subject to risks unique to their business, such as cold storage facilities. Cold storage facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases, and customized refrigeration design, rendering such facilities less readily convertible to alternative uses.]

[Warehouse, Mini-Warehouse and Self-Storage Facilities

Warehouse, mini-warehouse and self-storage properties are considered vulnerable to competition because both acquisition costs and break-even occupancy are relatively low. Depending on their location, mini-warehouses and self-storage facilities tend to be adversely affected more quickly by a general economic downturn than other types of commercial properties. In addition, it would require substantial capital expenditures to convert a warehouse, mini-warehouse or self-storage property to an alternative use. This will materially impair the liquidation value of the property if its operation for storage purposes becomes unprofitable due to decreased demand, competition, age of improvements or other factors.

Successful operation of a warehouse, mini-warehouse or self-storage property depends on—

●	building design,

●	location and visibility,

●	tenant privacy,

●	efficient access to the property,

●	proximity to potential users, including apartment complexes or commercial users,

●	services provided at the property, such as security,

●	age and appearance of the improvements, and

●	quality of management.

In addition, it is difficult to assess the environmental risks posed by warehouse, mini-warehouse and self-storage properties due to tenant privacy restrictions, tenant anonymity and unsupervised access to such facilities. Therefore, these facilities may pose additional environmental risks to investors. Environmental site assessments performed with respect to warehouse, mini-warehouse and self-storage properties would not include an inspection of the contents of the facilities. Therefore, it would not be possible to provide assurance that any of the units included in these kinds of facilities are free from hazardous substances or other pollutants or contaminants.

A self-storage property may be affiliated with a franchise company through a franchise agreement. The performance of a self-storage property affiliated with a franchise company may be affected by the continued existence and financial strength of the franchisor, the public perception of a service mark, and the duration of the franchise agreement. The transferability of franchise license agreements is restricted. In the event of a foreclosure, the lender or its agent would not have the right to use the franchise license without the franchisor’s consent.]

[Restaurants and Taverns

Factors affecting the economic viability of individual restaurants, taverns and other establishments that are part of the food and beverage service industry include:

●	competition from facilities having businesses similar to a particular restaurant or tavern;

●	perceptions by prospective customers of safety, convenience, services and attractiveness;

●	the cost, quality and availability of food and beverage products;

●	negative publicity, resulting from instances of food contamination, food-borne illness and similar events;

●	changes in demographics, consumer habits and traffic patterns;

●	the ability to provide or contract for capable management; and

●	retroactive changes to building codes, similar ordinances and other legal requirements.

Adverse economic conditions, whether local, regional or national, may limit the amount that may be charged for food and beverages and the extent to which potential customers dine out. Because of the nature of the business, restaurants and taverns tend to respond to adverse economic conditions more quickly than do many other types of commercial properties. Furthermore, the transferability of any operating, liquor and other licenses to an entity acquiring a bar or restaurant, either through purchase or foreclosure, is subject to local law requirements.

The food and beverage service industry is highly competitive. The principal means of competition are—

●	market segment,

●	product,

●	price,

●	value,

●	quality,

●	service,

●	convenience,

●	location, and

●	the nature and condition of the restaurant facility.

A restaurant or tavern operator competes with the operators of comparable establishments in the area in which its restaurant or tavern is located. Other restaurants could have—

●	lower operating costs,

●	more favorable locations,

●	more effective marketing,

●	more efficient operations, or

●	better facilities.

The location and condition of a particular restaurant or tavern will affect the number of customers and, to an extent, the prices that may be charged. The characteristics of an area or neighborhood in which a restaurant or tavern is located may change over time or in relation to competing facilities. Also, the cleanliness and maintenance at a restaurant or tavern will affect its appeal to customers. In the case of a regionally- or nationally-known chain restaurant, there may be costly expenditures for renovation, refurbishment or expansion, regardless of its condition.

Factors affecting the success of a regionally- or nationally-known chain restaurant include:

●	actions and omissions of any franchisor, including management practices that—

1.	adversely affect the nature of the business, or

2.	require renovation, refurbishment, expansion or other expenditures;

●	the degree of support provided or arranged by the franchisor, including its franchisee organizations and third-party providers of products or services; and

●	the bankruptcy or business discontinuation of the franchisor or any of its franchisee organizations or third-party providers.

Chain Restaurants May Be Operated Under Franchise Agreements. Those agreements typically do not contain provisions protective of lenders. A borrower’s rights as franchisee typically may be terminated without informing the lender, and the borrower may be precluded from competing with the franchisor upon termination. In addition, a lender that acquires title to a restaurant site through foreclosure or similar proceedings may be restricted in the use of the site or may be unable to succeed to the rights of the franchisee under the related franchise agreement. The transferability of a franchise may be subject to other restrictions. Also, federal and state franchise regulations may impose additional risk, including the risk that the transfer of a franchise acquired through foreclosure or similar proceedings may require registration with governmental authorities or disclosure to prospective transferees.]

[Manufactured Housing Communities, Mobile Home Parks and Recreational Vehicle Parks

Manufactured housing communities and mobile home parks consist of land that is divided into “spaces” or “home sites” that are primarily leased to owners of the individual mobile homes or other housing units. The home owner often invests in site-specific improvements such as carports, steps, fencing, skirts around the base of the home, and landscaping. The land owner typically provides private roads within the park, common facilities and, in many cases, utilities. In general, the individual mobile homes and other housing units will not constitute material collateral for a mortgage loan underlying the offered certificates.

Recreational vehicle parks lease spaces primarily or exclusively for motor homes, travel trailers and portable truck campers, primarily designed for recreational, camping or travel use. Some manufactured housing community properties are either recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups, and tenancy of these communities may vary significantly by season. This seasonality may cause periodic fluctuations in revenues, tenancy levels, rental rates and operating expenses for these properties. In general, parks that lease recreational vehicle spaces may be viewed as having a less stable tenant population than parks occupied predominantly by mobile homes.

Factors affecting the successful operation of a manufactured housing community, mobile home park or recreational vehicle park include:

●	location of the manufactured housing property;

●	the ability of management to provide adequate maintenance and insurance;

●	the number of comparable competing properties in the local market;

●	the age, appearance, condition and reputation of the property;

●	whether the property is subject to any age restrictions on tenants;

●	the quality of management; and

●	the types of facilities and services it provides.

Manufactured housing communities and mobile home parks also compete against alternative forms of residential housing, including—

●	multifamily rental properties,

●	cooperatively-owned apartment buildings,

●	condominium complexes, and

●	single-family residential developments.

Recreational vehicle parks also compete against alternative forms of recreation and short-term lodging, such as staying at a hotel at the beach.

Manufactured housing communities, mobile home parks and recreational vehicle parks have few improvements (which are highly specialized) and are “special purpose” properties that could not be readily converted to general residential, retail or office use. This will adversely affect the liquidation value of the property if its operation as a manufactured housing community, mobile home park or recreational vehicle park, as the case may be, becomes unprofitable due to competition, age of the improvements or other factors.

Some states regulate the relationship of an owner of a manufactured housing community or mobile home park and its tenants in a manner similar to the way they regulate the relationship between a landlord and tenant at a multifamily rental property. In addition, some states also regulate changes in the use of a manufactured housing community or mobile home park and require that the owner give written notice to its tenants a substantial period of time prior to the projected change.

In addition to state regulation of the landlord-tenant relationship, numerous counties and municipalities impose rent control and/or rent stabilization on manufactured housing communities and mobile home parks. These ordinances may limit rent increases to—

●	fixed percentages,

●	percentages of increases in the consumer price index,

●	increases set or approved by a governmental agency, or

●	increases determined through mediation or binding arbitration.

In many cases, the rent control or rent stabilization laws either do not permit vacancy decontrol or permit vacancy decontrol only in the relatively rare event that the mobile home or manufactured housing unit is removed from the homesite. Local authority to impose rent control or rent stabilization on manufactured housing communities and mobile home parks is pre-empted by state law in some states and rent control or rent stabilization is not imposed at the state level in those states. In some states, however, local rent control and/or rent stabilization ordinances are not pre-empted for tenants having short-term or month-to-month leases, and properties there may be subject to various forms of rent control or rent stabilization with respect to those tenants.]

[Recreational and Resort Properties

Any mortgage loan underlying the offered certificates may be secured by a golf course, marina, ski resort, amusement park or other property used for recreational purposes or as a resort. Factors affecting the economic performance of a property of this type include:

●	the location and appearance of the property;

●	the appeal of the recreational activities offered;

●	the existence or construction of competing properties, whether or not they offer the same activities;

●	the need to make capital expenditures to maintain, refurbish, improve and/or expand facilities in order to attract potential patrons;

●	geographic location and dependence on tourism;

●	changes in travel patterns caused by changes in energy prices, strikes, location of highways, construction of additional highways and similar factors;

●	seasonality of the business, which may cause periodic fluctuations in operating revenues and expenses;

●	sensitivity to weather and climate changes; and

●	local, regional and national economic conditions.

A marina or other recreational or resort property located next to water will also be affected by various statutes and government regulations that govern the use of, and construction on, rivers, lakes and other waterways.

Because of the nature of the business, recreational and resort properties tend to respond to adverse economic conditions more quickly than do many other types of commercial properties. In addition, some recreational and resort properties may be adversely affected by prolonged unfavorable weather conditions.

Recreational and resort properties are generally special purpose properties that are not readily convertible to alternative uses. This will adversely affect their liquidation value.]

[Arenas and Stadiums

The success of an arena or stadium generally depends on its ability to attract patrons to a variety of events, including:

●	sporting events;

●	musical events;

●	theatrical events;

●	animal shows; and/or

●	circuses.

The ability to attract patrons is dependent on, among others, the following factors:

●	the appeal of the particular event;

●	the cost of admission;

●	perceptions by prospective patrons of the safety, convenience, services and attractiveness of the arena or stadium;

●	perceptions by prospective patrons of the safety of the surrounding area; and

●	the alternative forms of entertainment available in the particular locale.

In some cases, an arena’s or stadium’s success will depend on its ability to attract and keep a sporting team as a tenant. An arena or stadium may become unprofitable, or unacceptable to a tenant of that type, due to decreased attendance, competition and age of improvements. Often, substantial expenditures must be made to modernize, refurbish and/or maintain existing facilities.

Arenas and stadiums are special purpose properties which cannot be readily convertible to alternative uses. This will adversely affect their liquidation value.]

[Charitable Organizations and Other Non-Profit Tenants

Charitable organizations and other non-profit tenants generally depend on donations from individuals and government grants and subsidies to meet expenses (including rent) and pay for maintenance and capital expenditures. The extent of those donations is dependent on the extent to which individuals are prepared to make donations, which is influenced by a variety of social, political and economic factors, and whether the governmental grants and subsidies will continue with respect to any such institution. Donations may be adversely affected by economic conditions, whether local, regional or national. A reduction in donations, government grants or subsidies may impact the ability of the related institution to pay rent and there can be no assurance that a borrower leasing to a charitable organization or other non-profit tenant will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay.]

[Churches and Other Religious Facilities

Churches and other religious facilities generally depend on charitable donations to meet expenses and pay for maintenance and capital expenditures. The extent of those donations is dependent on the attendance at any particular religious facility and the extent to which attendees are prepared to make donations, which is influenced by a variety of social, political and economic factors. Donations may be adversely affected by economic conditions, whether local, regional or national. Religious facilities are often located in special purpose properties that are not readily convertible to alternative uses. This will adversely affect their liquidation value.]

[Private Schools and Other Cultural and Educational Institutions

The cash flows generated from private schools and other cultural and educational institutions are generally dependent on student enrollment or other attendance and the ability of such students or attendees to pay tuition and related fees, which, in some cases, is dependent on the ability to obtain financial aid or loans. Enrollment and/or attendance at a private school or cultural and educational institution may decrease due to, among other factors:

●	changing local demographics;

●	competition from other schools or cultural and educational institutions;

●	increases in tuition and/or reductions in availability of student loans, government grants or scholarships; and

●	reductions in education spending as a result of changes in economic conditions in the area of the school or cultural and educational institution; and poor performance by teachers, administrative staff or students; or mismanagement at the private school or cultural and educational institution.

Loss of accreditation and consequent loss of eligibility of students for federal or state student loans can have a material adverse effect on private schools. Certain for-profit schools have been subject to governmental investigations and/or lawsuits, or private litigation, alleging that their recruitment practices are predatory, and/or that they fail to adequately prepare students for employment in the professions or areas in which they offer to provide training.]

[Parking Lots and Parking Garages

Certain properties may consist of or include parking garages. Parking garages and parking lots present risks not associated with other properties. The primary source of income for parking lots and garages is the rental fees charged for parking spaces. Factors affecting the success of a parking lot or garage include:

●	the number of rentable parking spaces and rates charged;

●	the location of the lot or garage and, in particular, its proximity to places where large numbers of people work, shop or live;

●	the amount of alternative parking spaces in the area;

●	the availability of mass transit; and

●	the perceptions of the safety, convenience and services of the lot or garage.

Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include location, clear ceiling heights, column spacing, zoning restrictions, number of spaces and overall functionality and accessibility.

In addition, because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be readily convertible (or convertible at all) to alternative uses if the properties were to become unprofitable, or the leased spaces were to become vacant, for any reason. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses” below.

In the case of parking garages or parking lots that are leased to a single operator, the sole source of income will be the lease to such operator. Accordingly, such properties will be subject to business risks associated with such operator. If the lease with the sole operator is terminated, the related borrower may be unable to find another operator that will lease the property at the same rate.]

[Unimproved Land

The value of unimproved land is largely a function of its potential use. This may depend on—

●	its location,

●	its size,

●	the surrounding neighborhood, and

●	local zoning laws.]

Any Analysis of the Value or Income Producing Ability of a Commercial or Multifamily Property Is Highly Subjective and Subject to Error

Mortgage loans secured by liens on income-producing properties are substantially different from mortgage loans made on the security of owner-occupied single-family homes. The repayment of a loan secured by a lien on an income-producing property is typically dependent upon—

●	the successful operation of the property, and

●	its ability to generate income sufficient to make payments on the loan.

This is particularly true because most or all of the mortgage loans underlying the offered certificates will be non-recourse loans.

The debt service coverage ratio of a multifamily or commercial mortgage loan is an important measure of the likelihood of default on the loan. In general, the debt service coverage ratio of a multifamily or commercial mortgage loan at any given time is the ratio of—

●	the amount of income derived or expected to be derived from the related real property collateral for a twelve-month period that is available to pay debt service on the subject mortgage loan, to

●	the annualized payments of principal and/or interest on the subject mortgage loan and any other senior and/or pari passu loans that are secured by the related real property collateral.

The amount described in the first bullet point of the preceding sentence is often a highly subjective number based on a variety of assumptions regarding, and adjustments to, revenues and expenses with respect to the related real property. A more detailed discussion of its calculation is provided under “Description of the Mortgage Pool—Certain Calculations and Definitions”.

The cash flow generated by a multifamily or commercial property will generally fluctuate over time and may or may not be sufficient to—

●	make the loan payments on the related mortgage loan,

●	cover operating expenses, and

●	fund capital improvements at any given time.

[Operating revenues of a nonowner occupied, income-producing property may be affected by the condition of the applicable real estate market and/or area economy. Properties leased, occupied or used on a short-term basis, such as—

●	some health care-related facilities,

●	hotels and motels,

●	recreational vehicle parks, and

●	mini-warehouse and self-storage facilities,

tend to be affected more rapidly by changes in market or business conditions than do properties typically leased for longer periods, such as—

●	warehouses,

●	retail stores,

●	office buildings, and

●	industrial facilities.]

[Some commercial properties may be owner-occupied or leased to a small number of tenants. Accordingly, the operating revenues may depend substantially on the financial condition of the borrower or one or a few tenants. Mortgage loans secured by liens on owner-occupied and single tenant properties may pose a greater likelihood of default and loss than loans secured by liens on multifamily properties or on multi-tenant commercial properties.]

Increases in property operating expenses can increase the likelihood of a borrower default on a multifamily or commercial mortgage loan secured by the property. Increases in property operating expenses may result from:

●	increases in energy costs and labor costs;

●	increases in interest rates and real estate tax rates; and

●	changes in governmental rules, regulations and fiscal policies.

Some net leases of commercial properties may provide that the lessee, rather than the borrower/ landlord, is responsible for payment of operating expenses. However, a net lease will result in stable net operating income to the borrower/landlord only if the lessee is able to pay the increased operating expense while also continuing to make rent payments.]

Lenders also look to the loan-to-value ratio of a mortgage loan as a factor in evaluating the likelihood of loss if a property is liquidated following a default. In general, the loan-to-value ratio of a multifamily or commercial mortgage loan at any given time is the ratio, expressed as a percentage, of—

●	the then outstanding principal balance of the mortgage loan and any other senior and/or pari passu loans that are secured by the related real property collateral, to

●	the estimated value of the related real property based on an appraisal, a cash flow analysis, a recent sales price or another method or benchmark of valuation.

A low loan-to-value ratio means the borrower has a large amount of its own equity in the multifamily or commercial property that secures its loan. In these circumstances—

●	the borrower has a greater incentive to perform under the terms of the related mortgage loan in order to protect that equity, and

●	the lender has greater protection against loss on liquidation following a borrower default.

However, loan-to-value ratios are not necessarily an accurate measure of the likelihood of liquidation loss in a pool of multifamily and commercial mortgage loans. For example, the value of a multifamily or commercial property as of the date of initial issuance of the offered certificates may be less than the estimated value determined at loan origination. The value of any real property, in particular a multifamily or commercial property, will likely fluctuate from time to time. Moreover, even a current appraisal is not necessarily a reliable estimate of value. Appraised values of income-producing properties are generally based on—

●	the market comparison method, which takes into account the recent resale value of comparable properties at the date of the appraisal;

●	the cost replacement method, which takes into account the cost of replacing the property at the date of the appraisal;

●	the income capitalization method, which takes into account the property’s projected net cash flow; or

●	a selection from the values derived from the foregoing methods.

Each of these appraisal methods presents analytical difficulties. For example—

●	it is often difficult to find truly comparable properties that have recently been sold;

●	the replacement cost of a property may have little to do with its current market value; and

●	income capitalization is inherently based on inexact projections of income and expense and the selection of an appropriate capitalization rate and discount rate.

If more than one appraisal method is used and significantly different results are produced, an accurate determination of value and, correspondingly, a reliable analysis of the likelihood of default and loss, is even more difficult.

The value of a multifamily or commercial property will be affected by property performance. As a result, if a multifamily or commercial mortgage loan defaults because the income generated by the related property is insufficient to pay operating costs and expenses as well as debt service, then the value of the property will decline and a liquidation loss may occur.

See “—Repayment of a Commercial or Multifamily Mortgage Loan Depends Upon the Performance and Value of the Underlying Real Property, Which May Decline Over Time, and the Related Borrower’s Ability to Refinance the Property, of Which There Is No Assurance” above.

Changes in Pool Composition Will Change the Nature of Your Investment

The mortgage loans underlying your certificates will amortize at different rates and mature on different dates. In addition, some of those mortgage loans may be prepaid or liquidated. As a result, the relative composition of the mortgage asset pool will change over time.

If you purchase certificates with a pass-through rate that is equal to or calculated based upon a weighted average of interest rates on the underlying mortgage loans, your pass-through rate will be affected, and may decline, as the relative composition of the mortgage pool changes.

In addition, as payments and other collections of principal are received with respect to the underlying mortgage loans, the remaining mortgage pool backing your offered certificates may exhibit an increased concentration with respect to property type, number and affiliation of borrowers and geographic location.

Tenancies-in-Common May Hinder Recovery

Certain of the mortgage loans included in the issuing entity may have borrowers that own the related mortgaged properties as tenants-in-common. In general, with respect to a tenant-in-common ownership structure, each tenant-in-common owns an undivided share in the property and if such tenant-in-common desires to sell its interest in the property (and is unable to find a buyer or otherwise needs to force a partition) the tenant-in-common has the ability to request that a court order a sale of the property and distribute the proceeds to each tenant in common proportionally. As a result, if a tenant-in-common that has not waived its right of partition or similar right exercises a right of partition, the related mortgage loan may be subject to prepayment. The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, significant delay in recovery against the tenant-in-common borrowers, particularly if the tenant-in-common borrowers file for bankruptcy separately or in series (because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay will be reinstated), a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common under the mortgage loans will be single-purpose entities. [Each tenant-in-common borrower has waived its right to partition, reducing the risk of partition.]  However, we cannot assure you that, if challenged, this waiver would be enforceable. In addition, in some cases, the related mortgage loan documents may provide for full recourse (or in an amount equal to its pro rata share of the debt) to the related tenant-in-common borrower or the guarantor if a tenant-in-common files for partition.

Risks Relating to Enforceability of Cross-Collateralization Arrangements

Cross-collateralization arrangements may be terminated in certain circumstances under the terms of the related mortgage loan documents. Cross-collateralization arrangements whereby multiple borrowers grant their respective mortgaged properties as security for one or more mortgage loans could be challenged as fraudulent conveyances by the creditors or the bankruptcy estate of any of the related borrowers.

Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by that borrower from the respective mortgage loan proceeds, as well as the overall cross-collateralization. If a court were to conclude that the granting of the liens was an avoidable fraudulent conveyance, that court could subordinate all or part of the mortgage loan to other debt of that borrower, recover prior payments made on that mortgage loan, or take other actions such as invalidating the mortgage loan or the mortgages securing the cross-collateralization. See “—Some Provisions in the Mortgage Loans Underlying Your Offered Certificates May Be Challenged as Being Unenforceable—Cross-Collateralization Arrangements”.

In addition, when multiple real properties secure a mortgage loan, the amount of the mortgage encumbering any particular one of those properties may be less than the full amount of the related aggregate mortgage loan indebtedness, to minimize recording tax. This mortgage amount is generally established at [100% to 150]% of the appraised value or allocated loan amount for the mortgaged property and will limit the extent to which proceeds from the property will be available to offset declines in value of the other properties securing the same mortgage loan.

See “Description of the Mortgage Pool—Statistical Characteristics of the Mortgage Loans” for a description of mortgage loans that are cross-collateralized and cross-defaulted with each other, if any, or that are secured by multiple properties owned by multiple borrowers.

Inadequacy of Title Insurers May Adversely Affect Payments on Your Certificates

Title insurance for a mortgaged property generally insures a lender against risks relating to a lender not having a first lien with respect to a mortgaged property as of the date such policy is issued, and in some cases can insure a lender against specific other risks. The protection afforded by title insurance depends on the ability of the title insurer to pay claims made upon it. We cannot assure you that:

●	a title insurer will have the ability to pay title insurance claims made upon it;

●	a title insurer will maintain its present financial strength; or

●	a title insurer will not contest claims made upon it.

Certain of the mortgaged properties are either completing initial construction or undergoing renovation or redevelopment. Under such circumstances, there may be limitations to the amount of coverage or other exceptions to coverage that could adversely affect the issuing entity if losses are suffered.

In addition, title insurance policies do not cover all risks relating to a lender not having a first lien with respect to a mortgaged property, and in certain cases, the lender may be subject to a more senior lien despite the existence of a title insurance policy. In those circumstances, the existence of a senior lien may limit the issuing entity’s recovery on that property, which may adversely affect payments on your certificates.

The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property

The operation and performance of a mortgage loan (or loan combination) will depend in part on the identity of the persons or entities who control the related borrower and the related mortgaged property. The performance of a mortgage loan (or loan combination) may be adversely affected if control of a borrower changes, which may occur, for example, by means of transfers of direct or indirect ownership interests in the borrower, or if the mortgage loan (or loan combination) is assigned to and assumed by another person or entity along with a transfer of the property to that person or entity.

Many of the mortgage loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations, although some mortgage loans have current or permit future mezzanine or subordinate debt and certain mortgage loans allow for an assignment and assumption of the mortgage loan subject to certain conditions, which generally includes a transfer fee and the lender’s approval of the assignee and/or its principals. We cannot assure you the ownership of any of the borrowers would not change during the term of the related mortgage loan and result in a material adverse effect on your certificates. See “Description of the Mortgage Pool—Additional Indebtedness” and “—Certain Terms of the Mortgage Loans—‘Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions”.

[Risks of Anticipated Repayment Date Loans

[__] mortgage loan, secured by the [__________] mortgaged property ([__]%),provides that, if after a certain date (referred to as an anticipated repayment date) the related borrower has not prepaid such mortgage loan in full, any principal outstanding after the related anticipated repayment date will accrue interest at an increased interest rate rather than the initial stated mortgage loan rate for such mortgage loan. Generally, from and after the anticipated repayment date for such mortgage loan, cash flow in excess of that required for debt service (with interest at the initial stated interest rate), the funding of reserves, other amounts then due and payable under the related loan documents (other than “excess interest” described below) and certain budgeted or non-budgeted expenses approved by the related lender with respect to the related mortgaged property will be applied toward the payment of principal (without payment of a yield maintenance charge or other prepayment premium) of such mortgage loan until its principal balance has been reduced to zero. Although these provisions may create an incentive for the related borrower to repay such mortgage loan in full on its anticipated repayment date, a substantial payment would be required and such borrower has no obligation to do so. While interest at the initial stated mortgage loan rate continues to accrue and be payable on a current basis on such mortgage loan after its anticipated repayment date, payment of the additional interest accrued by reason of the marginal increase in the interest rate (“excess interest”) will be deferred until (and such deferred excess interest will accrue interest, if and to the extent permitted under applicable law and the related loan documents, and will be required to be paid only after) the outstanding principal balance of such mortgage loan has been paid in full, at which time the excess interest that has been deferred, to the extent actually collected, will be paid to the holders of the Class S certificates, which are not offered by this prospectus. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—ARD Loans”.]

[The Absence of Lockboxes Entails Risks That Could Adversely Affect Distributions on Your Certificates

Certain of the mortgage loans may not require the related borrower presently to cause rent and other payments to be made into a lockbox account maintained on behalf of the mortgagee, although some of those mortgage loans do provide for a springing lockbox. If rental payments are not required to be made directly into a lockbox account, there is a risk that the borrower will divert such funds for other purposes.]

A Borrower May Be Unable to Repay Its Remaining Principal Balance on the Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk

Mortgage loans with substantial remaining principal balances at their maturity date or anticipated repayment date, as applicable, involve greater risk than fully-amortizing mortgage loans. This is because the borrower may be unable to repay the mortgage loan at that time. In addition, fully amortizing mortgage loans which may pay interest on an “actual/360” basis but have fixed monthly payments may, in effect, have a small balloon payment due at maturity.

[All of the mortgage loans have amortization schedules that are significantly longer than their respective terms to maturity (or, if applicable, any related anticipated repayment date), and many of the mortgage loans require only payments of interest for part or all of such respective terms. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Due Dates; Mortgage Rates; Calculations of Interest”.] A longer amortization schedule or an interest-only provision in a mortgage loan will result in a higher amount of principal outstanding under the mortgage loan at any particular time, including at the maturity date (or, if applicable, anticipated repayment date) of the mortgage loan, than would have otherwise been the case had a shorter amortization schedule been used or had the mortgage loan had a shorter interest-only period or not included an interest-only provision at all. That higher principal amount outstanding could both (i) make it more difficult for the related borrower to make the required balloon payment at maturity and (ii) lead to increased losses for the issuing entity either during the loan term or at maturity if the mortgage loan becomes a defaulted mortgage loan.

A borrower’s ability to repay a mortgage loan (or loan combination) on its maturity date or anticipated repayment date, as applicable, typically will depend upon its ability either to refinance the mortgage loan (or loan combination) or to sell the mortgaged property at a price sufficient to permit repayment. A borrower’s ability to achieve either of these goals will be affected by a number of factors, including:

●	the availability of, and competition for, credit for commercial, multifamily or manufactured housing community real estate projects, which fluctuate over time;

●	the prevailing interest rates;

●	the net operating income generated by the mortgaged property;

●	the fair market value of the related mortgaged property;

●	the borrower’s equity in the related mortgaged property;

●	significant tenant rollover at the related mortgaged properties (see “—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Retail Properties” and “—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Office Properties”);

●	the borrower’s financial condition;

●	the operating history and occupancy level of the mortgaged property;

●	reductions in applicable government assistance/rent subsidy programs;

●	the tax laws; and

●	prevailing general and regional economic conditions.

In addition, the promulgation of additional laws and regulations, including the final regulations to implement the credit risk retention requirements under Section 15G of the Securities Exchange Act of 1934, as added by Section 941 of the Dodd-Frank Act, compliance with which was required with respect to the CMBS issued on or after December 24, 2016, may cause commercial real estate lenders to tighten their lending standards and reduce the availability of leverage and/or refinancings for commercial real estate. This, in turn, may adversely affect borrowers’ ability to refinance mortgage loans or sell the related mortgaged property on or before the related maturity date or anticipated repayment date, as applicable.

With respect to any split mortgage loan, the risks relating to balloon payment obligations are enhanced by the existence of the related companion loan(s).

Whether or not losses are ultimately sustained, any delay in the collection of a balloon payment on the maturity date or anticipated repayment date that would otherwise be distributable on your certificates will likely extend the weighted average life of your certificates.

None of the sponsors, any party to the pooling and servicing agreement or any other person will be under any obligation to refinance any mortgage loan. However, in order to maximize recoveries on defaulted mortgage loans, the pooling and servicing agreement permits the special servicer (and each outside servicing agreement governing the servicing of an outside serviced mortgage loan permits the related outside special servicer) to extend and modify mortgage loans in a manner consistent with the applicable servicing standard, subject to the limitations (or, in the case of an outside serviced mortgage loan, limitations of the type) described under “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Modifications, Waivers and Amendments”. We cannot assure you, however, that any extension or modification will increase the present value of recoveries in a given case.

Neither the master servicer nor the special servicer will have the ability to extend or modify an outside serviced mortgage loan because each outside serviced mortgage loan is being serviced pursuant to the applicable outside servicing agreement. Whether or not losses are ultimately sustained, any delay in collection of a balloon payment that would otherwise be distributable in respect of a class of certificates, whether such delay is due to a borrower default or to modification of an outside serviced mortgage loan by the outside special servicer, will likely extend the weighted average life of such class of certificates.

The credit crisis and economic downturn have resulted in tightened lending standards and a reduction in capital available to refinance mortgage loans at maturity. These factors have increased the risk that refinancing may not be available. We cannot assure you that each borrower under a balloon loan will have the ability to repay the principal balance of such mortgage loan on the related maturity date or anticipated repayment date, as applicable.

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.

[Floating Rate Mortgage Loans May Entail Greater Risks of Default to Lenders Than Fixed Rate Mortgage Loans

The mortgage loans that bear interest at a floating rate based on [LIBOR] or [___] will generally increase as interest rates rise. In contrast, income from the related mortgaged properties may not rise significantly as interest rates rise. Accordingly, the debt service coverage ratio of those mortgage loans will generally be adversely affected by rising interest rates, and the borrower’s ability to make all payments due on such mortgage loans may be adversely affected.]

[Seasoned Mortgage Loans Present Additional Risk of Repayment

Certain of the mortgage loans are seasoned mortgage loans and were originated [__] and [__] months, respectively, prior to the cut off date. There are a number of risks associated with seasoned mortgage loans that are not present, or are present to a lesser degree, with more recently originated mortgage loans. For example:

--property values and surrounding areas have likely changed since origination; origination standards at the time the mortgage loans were originated may have been different than current origination standards;

--the business circumstances and financial condition of the related borrowers and tenants may have changed since the mortgage loans were originated;

--the environmental circumstances at the mortgaged properties may have changed since the mortgage loans were originated;

--the physical condition of the mortgaged properties or improvements may have changed since origination; and

--the circumstances of the mortgaged properties, the borrower and the tenants may have changed in other respects since.

In addition, any seasoned mortgage loan may not satisfy all of the related sponsor’s underwriting standards. See “Transaction Parties—The Sponsors and the Mortgage Loan Sellers”.]

[Risks Relating to Floating Rate Certificates

The yield to maturity on the [FLOATING RATE CLASS] certificates will be highly sensitive to changes in the levels of [LIBOR] such that decreasing levels of [LIBOR] will have a negative effect on the yield to maturity of the holders of such certificates. In addition, prevailing market conditions may increase the spread above LIBOR at which comparable securities are being offered, which would cause such certificates to decline in value. Investors in [FLOATING RATE CLASS] certificates should consider the risk that lower than anticipated levels of LIBOR could result in lower yields to investors than the anticipated yields and the risk that increased spreads above LIBOR could result in a lower value of such certificates. See “—Floating Rate Mortgage Loans May Entail Greater Risks of Default to Lenders Than Fixed Rate Mortgage Loans” above.

The ability of the holders of the [FLOATING RATE CLASS] certificates to obtain the payment of interest at their floating pass-through rate will depend on payment by the swap counterparty pursuant to the swap contract. See [“Description of the Derivatives Instrument—The Swap Counterparty”]. We cannot assure you that the swap counterparty (or its credit support provider) will maintain the rating described above or have sufficient assets or otherwise be able to fulfill its obligations under the swap contract. See [“Description of the Derivatives Instrument“] for a description of the swap contract and the rights and remedies available to the issuing entity in the event of a default by the swap counterparty.]

Some Provisions in the Mortgage Loans Underlying Your Offered Certificates May Be Challenged as Being Unenforceable

Cross-Collateralization Arrangements. It may be possible to challenge cross-collateralization arrangements involving more than one borrower as a fraudulent conveyance, even if the borrowers are related. If one of those borrowers were to become a debtor in a bankruptcy case, creditors of the bankrupt party or the representative of the bankruptcy estate of the bankrupt party could seek to have the bankruptcy court avoid any lien granted by the bankrupt party to secure repayment of another borrower’s loan. In order to do so, the court would have to determine that—

●	the bankrupt party—

1.	was insolvent at the time of granting the lien,

2.	was rendered insolvent by the granting of the lien,

3.	was left with inadequate capital, or

4.	was not able to pay its debts as they matured; and

●	the bankrupt party did not, when it allowed its property to be encumbered by a lien securing the other borrower’s loan, receive fair consideration or reasonably equivalent value for pledging its property for the equal benefit of the other borrower.

If the court were to conclude that the granting of the lien was an avoidable fraudulent conveyance, it could nullify the lien or security instrument effecting the cross-collateralization. The court could also allow the bankrupt party to recover payments it made under the avoided cross-collateralization. See “—Risks Relating to Enforceability of Cross-Collateralization Arrangements” above.

Prepayment Premiums, Fees and Charges. Under federal bankruptcy law and the laws of a number of states, the enforceability of any mortgage loan provisions that require prepayment lockout periods or payment of a yield maintenance charge or a prepayment premium, fee or charge upon an involuntary or a voluntary prepayment, is unclear. Provisions requiring yield maintenance charges or prepayment premiums, fees or charges also may be interpreted as constituting the collection of interest for usury purposes. Accordingly, we cannot assure you that the obligation to pay a yield maintenance charge or prepayment premium, fee or charge will be enforceable. In addition, if provisions requiring yield maintenance charges or prepayment premiums, fees or charges upon involuntary prepayment were unenforceable, borrowers would have an incentive to default in order to prepay their loans. Also, we cannot assure you that foreclosure proceeds will be sufficient to pay an enforceable yield maintenance charge or prepayment premium, fee or charge.

Due-on-Sale and Debt Acceleration Clauses. Some or all of the mortgage loans included in one of our trusts may contain a due-on-sale clause, which permits the lender, with some exceptions, to accelerate the maturity of the mortgage loan upon the sale, transfer or conveyance of—

●	the related real property, or

●	a majority ownership interest in the related borrower.

We anticipate that all of the mortgage loans included in one of our trusts will contain some form of debt-acceleration clause, which permits the lender to accelerate the debt upon specified monetary or non-monetary defaults by the related borrower.

The courts of all states will enforce acceleration clauses in the event of a material payment default. The equity courts of any state, however, may refuse to allow the foreclosure of a mortgage, deed of trust or other security instrument or to permit the acceleration of the indebtedness if:

●	the default is deemed to be immaterial,

●	the exercise of those remedies would be inequitable or unjust, or

●	the circumstances would render the acceleration unconscionable.

See “Certain Legal Aspects of the Mortgage Loans—Due-On-Sale and Due-On-Encumbrance Provisions”.

Assignments of Leases. Some or all of the mortgage loans included in one of our trusts may be secured by, among other things, an assignment of leases and rents. Under that document, the related borrower will assign its right, title and interest as landlord under the leases on the related real property and the income derived from those leases to the lender as further security for the related mortgage loan, while retaining a license to collect rents for so long as there is no default. In the event the borrower defaults, the license terminates and the lender is entitled to collect rents. In some cases, those assignments may not be perfected as security interests prior to actual possession of the cash flow. Accordingly, state law may require that the lender take possession of the property and obtain a judicial appointment of a receiver before becoming entitled to collect the rents. Lenders that actually take possession of the property, however, may incur potentially substantial risks attendant to being a mortgagee in possession. The risks include liability for environmental clean-up costs and other risks inherent to property ownership. In addition, the commencement of bankruptcy or similar proceedings by or with respect to the borrower will adversely affect the lender’s ability to collect the rents. See “Certain Legal Aspects of the Mortgage Loans—Bankruptcy Issues.”

Defeasance. A mortgage loan underlying the offered certificates may permit the related borrower, during the periods specified and subject to the conditions set forth in the loan, to pledge to the holder of the mortgage loan a specified amount of direct, non-callable United States government securities and thereby obtain a release of the related mortgaged property. The cash amount which a borrower must expend to purchase, or must deliver to a master servicer in order for the master servicer to purchase, the required United States government securities may be in excess of the principal balance of the mortgage loan. A court could interpret that excess amount as a form of prepayment premium or could take it into account for usury purposes. In some states, some forms of prepayment premiums are unenforceable. If the payment of that excess amount were held to be unenforceable, the remaining portion of the cash amount to be delivered may be insufficient to purchase the requisite amount of United States government securities.

Jurisdictions with One Action or Security First Rules and/or Anti-Deficiency Legislation May Limit the Ability of the Special Servicer to Foreclose on a Real Property or to Realize on Obligations Secured by a Real Property

Several states, including California, have laws that prohibit more than one “judicial action” to enforce a mortgage obligation, requiring the lender to exhaust the real property security for such obligation first and/or limiting the ability of the lender to recover a deficiency judgment from the obligor following the lender’s realization upon the collateral. This could be particularly problematic for cross-collateralized, cross-defaulted or multi-property mortgage loans secured by real properties located in multiple states where only some of those states have such rules. A lender who proceeds in violation of these rules may run the risk of forfeiting collateral and/or forfeiting the right to enforce the underlying obligation. In some jurisdictions, the benefits of such laws may also be available to a guarantor of the underlying obligation, thereby limiting the ability of the lender to recover against a guarantor without first proceeding against the collateral and without a judicial foreclosure. Accordingly, where real properties are located in jurisdictions in which “one action”, “security first” and/or “anti-deficiency” rules may be applicable, the special servicer should seek to obtain advice of counsel prior to enforcing any of the trust’s rights under any of the related mortgage loans and/or guarantees of those mortgage loans. As a result, the special servicer may incur additional – and perhaps significant additional – delay and expense in foreclosing on the underlying real properties located in states affected by “one action”, “security first” or “anti-deficiency” rules. See “Certain Legal Aspects of the Mortgage Loans—Foreclosure—General—One Action and Security First Rules” and “—Foreclosure—General—Anti-Deficiency Legislation”.

Appraisals May Not Reflect Current or Future Market Value of Each Property

Appraisals were obtained with respect to each of the mortgaged properties at or about the time of origination of the applicable mortgage loan (or loan combination, if applicable) or at or around the time of the acquisition of the mortgage loan (or loan combination, if applicable) by the related sponsor. See Annex A to this prospectus for dates of the latest appraisals for the mortgaged properties. We have not obtained new appraisals of the mortgaged properties or assigned new valuations to the mortgage loans in connection with the offering of the offered certificates. The market values of the mortgaged properties could have declined since the origination of the related mortgage loans.

In general, appraisals represent the analysis and opinion of qualified appraisers and are not guarantees of present or future value. One appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. The appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller and, in certain cases, may have taken into consideration the purchase price paid by the borrower. The amount could be significantly greater than the amount obtained from the sale of a mortgaged property in a distress or liquidation sale. Information regarding the appraised values of the mortgaged properties (including loan-to-value ratios) presented in this prospectus is not intended to be a representation as to the past, present or future market values of the mortgaged properties. For example, in some cases, a borrower or its affiliate may have acquired the related mortgaged property for a price or otherwise for consideration in an amount that is less than the related appraised value specified on Annex A to this prospectus, including at a foreclosure sale or through acceptance of a deed-in-lieu of foreclosure. Historical operating results of the mortgaged properties used in these appraisals, as adjusted by various assumptions, estimates and subjective judgments on the part of the appraiser, may not be comparable to future operating results. In addition, other factors may impair the mortgaged properties’ value without affecting their current net operating income, including:

●	changes in governmental regulations, zoning or tax laws;

●	potential environmental or other legal liabilities;

●	the availability of refinancing; and

●	changes in interest rate levels.

In certain cases, appraisals may reflect “as-complete”, “as stabilized” or other similar values. However, the appraised value reflected on Annex A to this prospectus with respect to each mortgaged property, except as described under “Description of the Mortgage Pool—Certain Calculations and Definitions” or in the footnotes to Annex A to this prospectus, reflects only the “as-is” value. The appraised value of any mortgaged property shown on Annex A to this prospectus may contain certain assumptions, such as future construction completion, future completion of a property improvement plan, projected re-tenanting or increased tenant occupancies, or the sale of a portfolio of properties to a single buyer. See the definition of “Appraised Value” under “Description of the Mortgage Pool—Certain Calculations and Definitions” and the footnotes to Annex A to this prospectus.

We cannot assure you that the information set forth in this prospectus regarding appraised values or loan-to-value ratios accurately reflects past, present or future market values of the mortgaged properties. Additionally, with respect to the appraisals setting forth assumptions, particularly those setting forth extraordinary assumptions, or appraisals that set forth a portfolio premium or an “as-complete”, “as stabilized” or other similar value, we cannot assure you that those assumptions are or will be accurate or that such value will be the value of the related mortgaged property at the indicated stabilization date, at the time of sale or at maturity. Any engineering report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance and capital improvement items. See “Transaction Parties—The Sponsors and the Mortgage Loan Sellers” for additional information regarding the appraisals.

Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties

[Certain of the mortgaged properties are properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. In addition, the related borrower may be permitted under the related mortgage loan documents, at its option and cost but subject to certain conditions, to engage in future construction, renovation or alterations of the mortgaged property. To the extent applicable, we cannot assure you that any escrow or reserve collected will be sufficient to complete the current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a mortgaged property. Failure to complete those planned improvements may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the related mortgage loan documents.]

[Certain of the hospitality properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property improvement plans (“PIPs”). In some circumstances, these renovations or PIPs may necessitate taking a portion of the available guest rooms temporarily offline, and temporarily decreasing the number of available rooms and the revenue generating capacity of the related hotel. In other cases, these renovations may involve renovations of common spaces or external features of the related hotel, which may cause disruptions or otherwise decrease the attractiveness of the related hotel to potential guests. These PIPs may be required under the related franchise or management agreement and a failure to timely complete them may result in a termination or expiration of a franchise or management agreement and may be an event of default under the related mortgage loan.]

[Certain of the retail properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property expansions. Such renovations or expansions may be required under one or more tenant leases and a failure to timely complete such renovations or expansions may result in a termination of any such lease and may have a material adverse effect on the cash flow at any such mortgaged property and the related borrower’s ability to meet its payment obligations under the related mortgage loan documents.]

We cannot assure you that current or planned [redevelopment, expansion or renovation] will be completed, that such [redevelopment, expansion or renovation] will be completed in the time frame contemplated, or that, when and if [redevelopment, expansion or renovation] is completed, such [redevelopment, expansion or renovation] will improve the operations at, or increase the value of, the related mortgaged property. Failure of any of the foregoing to occur could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.

In the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment, expansion or renovation, the portion of the mortgaged property on which there are renovations may be subject to mechanics’ or materialmen’s liens that may be senior to the lien of the related mortgage loan.

The existence of construction or renovation at a mortgaged property may make such mortgaged property less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. See “Description of the Mortgage Pool—Redevelopment, Expansion and Renovation” for information regarding mortgaged properties which are currently undergoing or, in the future, are expected to undergo redevelopment or renovation.

Risks Relating to Costs of Compliance with Applicable Laws and Regulations

A borrower may be required to incur costs to comply with various existing and future federal, state or local laws and regulations applicable to the related mortgaged property, for example, zoning laws and the Americans With Disabilities Act of 1990, as amended, which requires all public accommodations to meet certain federal requirements related to access and use by persons with disabilities. If a property does not currently comply with that Act, the property owner may be required to incur significant costs in order to effect that compliance. This will reduce the amount of cash flow available to cover other required maintenance and capital improvements and to pay debt service on the mortgage loan(s) that may encumber that property. There can be no assurance that the owner will have sufficient funds to cover the costs necessary to comply with that Act. In addition, noncompliance could result in the imposition of fines by the federal government or an award or damages to private litigants. See “Certain Legal Aspects of the Mortgage Loans—Americans with Disabilities Act”.

Increases in Real Estate Taxes and Assessments May Reduce Available Funds

Certain of the mortgaged properties securing the mortgage loans have or may in the future have the benefit of reduced real estate taxes in connection with a local government “payment in lieu of taxes” program (often known as a “PILOT” program) or other tax abatement arrangements. Upon expiration of such program or if such programs were otherwise terminated, the related borrower would be required to pay higher, and in some cases substantially higher, real estate taxes. Prior to expiration of such program, the tax benefit to the mortgaged property may decrease throughout the term of the expiration date until the expiration of such program.

[As described under “Description of the Mortgage Pool—Additional Indebtedness—Permitted Unsecured Debt and Other Debt”, the borrowers with respect to certain mortgage loans may obtain additional financing (in the form of an unsecured loan that may accrue interest at a higher rate than the related mortgage loan) that will repaid through multi-year assessments against the related mortgaged property.]

An increase in real estate taxes and/or assessments may impact the ability of the borrower to pay debt service on the mortgage loan.

See “Description of the Mortgage Pool—Real Estate and Other Tax Considerations” for descriptions of real estate tax matters relating to certain mortgaged properties.

Risks Relating to Tax Credits

With respect to certain mortgage loans secured by multifamily properties, the related property owners may be entitled to receive low-income housing tax credits pursuant to Section 42 of the Internal Revenue Code, which provides a tax credit from the state tax credit allocating agency to owners of multifamily rental properties meeting the definition of low-income housing. The total amount of tax credits to which a property owner is entitled is generally based upon the percentage of total units made available to qualified tenants. The owners of the mortgaged properties subject to the tax credit provisions may use the tax credits to offset income tax that they may otherwise owe and the tax credits may be shared among the equity owners of the project. In general, the tax credits on the applicable mortgage loans will be allocated to equity investors in the borrower.

The tax credit provisions limit the gross rent for each low-income unit. Under the tax credit provisions, a property owner must comply with the tenant income restrictions and rental restrictions over a minimum 15-year compliance period, although the property owner may take the tax credits on an accelerated basis over a 10-year period. In the event a multifamily rental property does not maintain compliance with the tax credit restrictions on tenant income or rental rates or otherwise satisfy the tax credit provisions of the Internal Revenue Code, the property owner may suffer a reduction in the amount of available tax credits and/or face the recapture of all or part of the tax credits related to the period of noncompliance and face the partial recapture of previously taken tax credits. The loss of tax credits, and the possibility of recapture of tax credits already taken, may provide significant incentive for the property owner to keep the related multifamily rental property in compliance with these tax credit restrictions, which may limit the income derived from the related property.

If the issuing entity were to foreclose on such a property it would be unable to take advantage of the tax credits, but could sell the property with the right to the remaining credits to a tax paying investor. Any subsequent property owner would continue to be subject to rent limitations unless an election was made to terminate the tax credits, in which case the property could be operated as a market rate property after the expiration of three years. The limitations on rent and on the ability of potential buyers to take advantage of the tax credits may limit the issuing entity’s recovery on that property.

Condemnation of a Mortgaged Property May Adversely Affect Distributions on Certificates

From time to time, there may be condemnations pending or threatened against one or more of the mortgaged properties securing the mortgage loans. The proceeds payable in connection with a total condemnation may not be sufficient to restore the related mortgaged property or to satisfy the remaining indebtedness of the related mortgage loan. The occurrence of a partial condemnation may have a material adverse effect on the continued use of, or income generated by, the affected mortgaged property. Therefore, we cannot assure you that the occurrence of any condemnation will not have a negative impact upon distributions on your offered certificates.

Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses

Some of the mortgaged properties securing the mortgage loans included in the issuing entity may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable for any reason. For example, a mortgaged property may not be readily convertible due to restrictive covenants related to such mortgaged property, including in the case of mortgaged properties that are subject to a condominium regime or subject to a ground lease, the use and other restrictions imposed by the condominium declaration or ground lease and other related documents, especially in a situation where a mortgaged property consists of the borrower’s interests in a condominium that does not represent the entire condominium regime. [Additionally, any vacancy with respect to self storage facilities, hospitality properties, independent living facilities, bank branches, restaurants, shopping malls, water parks, theater space, music venues, dental, medical or veterinary offices, R&D facilities, data centers, health clubs, fitness centers, spas, salons, gas stations, arcades, bowling alleys, sound studios, bank branches and properties with drive-thrus would not be easily converted to other uses due to their unique construction requirements.] [In addition, converting commercial properties to alternative uses generally requires substantial capital expenditures and could result in a significant adverse effect on, or interruption of, the revenues generated by such properties.]

[In addition, the limited adaptability of certain shopping malls that have proven unprofitable may result in high (and possibly extremely high) loss severities on mortgage loans secured by those shopping malls. For example, it is possible that a significant amount of advances made by the applicable servicer(s) of a mortgage loan secured by a shopping mall property, combined with low liquidation proceeds in respect of that property, may result in a loss severity exceeding 100% of the outstanding principal balance of that mortgage loan.]

Zoning or other restrictions also may prevent alternative uses. See “—Risks Related to Zoning Non-Compliance and Use Restrictions” below.

[Lending on Condominium Units Creates Risks for Lenders That Are Not Present When Lending on Non-Condominiums

Some mortgage loans underlying the certificates will be secured by—

●	the related borrower’s interest in one or more commercial condominium units or multiple units in a residential condominium project, and

●	the related voting rights in the owners’ association for the subject building, development or project.

Condominium interests in buildings and/or other improvements in some cases constitute less than a majority of voting rights and result in the related borrower not having control of the related condominium or owners association. The board of managers or directors of the related condominium generally has discretion to make decisions affecting the condominium building, and we cannot assure you that the related borrower under a mortgage loan secured by one or more interests in that condominium will have any control over decisions made by the related board of managers or directors. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of the building, may have a significant impact on the related mortgage loans that are secured by mortgaged properties consisting of such condominium interests. We cannot assure you that the related board of managers or directors will always act in the best interests of the related borrower under the related mortgage loans. In addition, with respect to each such mortgage loan, there are certain circumstances when insurance proceeds must be used to repair and restore the related mortgaged property in accordance with the terms of the governing documents for the condominium.

In addition, due to the nature of condominiums, a default on the part of the borrower with respect to such mortgaged properties will not allow the special servicer the same flexibility in realizing on the collateral as is generally available with respect to commercial properties that are not condominium units. The rights of other unit or property owners, the documents governing the management of the condominium units and the state and local laws applicable to condominium units must be considered. In addition, in the event of a casualty with respect to a condominium, due to the possible existence of multiple loss payees on any insurance policy covering such property, there could be a delay in the allocation of related insurance proceeds, if any. Consequently, servicing and realizing upon the collateral consisting of condominium interests could subject the certificateholders to a greater delay, expense and risk than with respect to a mortgage loan secured by a commercial property that is not a condominium unit.

Furthermore, certain properties may be subject to certain low-income housing restrictions in order to remain eligible for low-income housing tax credits or governmental subsidized rental payments that could prevent the conversion of the mortgaged property to alternative uses. The liquidation value of any mortgaged property, subject to limitations of the kind described above or other limitations on convertibility of use, may be substantially less than would be the case if the property were readily adaptable to other uses. See “—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Multifamily Rental Properties”.]

[Shared Interest Structures

Vertical subdivisions and “fee above a plane” structures are property ownership structures in which owners have a fee simple interest in certain ground-level and above-ground parcels. A vertical subdivision or fee above a plane structure is generally governed by a declaration or similar agreement defining the respective owner’s fee estates and relationship; one or more owners typically relies on one or more other owners’ parcels for structural support. Each owner is responsible for maintenance of its respective parcel and retains essential operational control over its parcel. We cannot assure you that owners of parcels supporting collateral interests in vertical subdivision and fee above a plane parcels will perform any maintenance and repair obligations that may be required under the declaration with respect to the supporting parcel, or that proceeds following a casualty would be used to reconstruct a supporting parcel. Owners of interests in a vertical subdivision or fee above a plane structure may be required under the related declaration to pay certain assessments relating to any shared interests in the related property, and a lien may be attached for failure to pay such assessments.

See “Description of the Mortgage Pool—Statistical Characteristics of the Mortgage Loans—Condominium Interests and Other Shared Interests”.]

[Lending on Ground Leases Creates Risks for Lenders That Are Not Present When Lending on a Fee Ownership Interest in a Real Property

The encumbered interest will be characterized as a “fee interest” if (i) the borrower has a fee interest in all or substantially all of the mortgaged property (provided that if the borrower has a leasehold interest in any portion of the mortgaged property, such portion is not, individually or in the aggregate, material to the use or operation of the mortgaged property), or (ii) the mortgage loan is secured by the borrower’s leasehold interest in the mortgaged property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related mortgaged property.

Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the related borrower’s leasehold were to be terminated upon a lease default, the lender would lose its security in the leasehold interest. Generally, each related ground lease or a lessor estoppel requires the lessor to give the lender notice of the borrower’s defaults under the ground lease and an opportunity to cure them, permits the leasehold interest to be assigned to the lender or the purchaser at a foreclosure sale, in some cases only upon the consent of the lessor, and contains certain other protective provisions typically included in a “mortgageable” ground lease, although not all these protective provisions are included in each case. If the ground lease does not provide for notice to a lender of a default thereunder on the part of the borrower, together with a reasonable opportunity for the lender to cure the default, the lender may be unable to prevent termination of the lease and may lose its collateral.

Upon the bankruptcy of a lessor or a lessee under a ground lease, the debtor has the right to assume or reject the lease. If a debtor lessor rejects the lease, the lessee has the right pursuant to Section 365(h) of the U.S. bankruptcy code (11 U.S.C. Section 365(h)) to treat such lease as terminated by rejection or remain in possession of its leased premises for the rent otherwise payable under the lease for the remaining term of the ground lease (including renewals) and to offset against such rent any damages incurred due to the landlord’s failure to perform its obligations under the lease. If a debtor lessee/borrower rejects any or all of the lease, the leasehold lender could succeed to the lessee/borrower’s position under the lease only if the lease specifically grants the lender such right. If both the lessor and the lessee/borrower are involved in bankruptcy proceedings, the issuing entity or the trustee on its behalf may be unable to enforce the bankrupt lessee/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated. In such circumstances, a ground lease could be terminated and the trustee could be deprived of its security interest in the leasehold estate, notwithstanding lender protection provisions contained in the ground lease or in the mortgage.

Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may adversely affect the cash flow and net income of the related borrower.

A leasehold lender could lose its security unless (i) the leasehold lender holds a fee mortgage, (ii) the ground lease requires the lessor to enter into a new lease with the leasehold lender upon termination or rejection of the ground lease, or (iii) the bankruptcy court, as a court of equity, allows the leasehold lender to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although not directly covered by the 1994 amendments to the U.S. bankruptcy code, such a result would be consistent with the purpose of the 1994 amendments to the U.S. bankruptcy code granting the holders of leasehold mortgages permitted under the terms of the lease the right to succeed to the position of a leasehold mortgagor. Although consistent with the U.S. bankruptcy code, such position may not be adopted by the applicable bankruptcy court.

Further, in a decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir. 2003)) the court ruled with respect to an unrecorded lease of real property that where a statutory sale of the fee interest in leased property occurs under Section 363(f) of the U.S. bankruptcy code (11 U.S.C. Section 363(f)) upon the bankruptcy of a landlord, such sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to Section 363(e) of the U.S. bankruptcy code (11 U.S.C. Section 363(a)), a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. While there are certain circumstances under which a “free and clear” sale under Section 363(f) of the U.S. bankruptcy code would not be authorized (including that the lessee could not be compelled in a legal or equitable proceeding to accept a monetary satisfaction of his possessory interest, and that none of the other conditions of Section 363(f)(1) through (4) of the U.S. bankruptcy code otherwise permits the sale), we cannot assure you that those circumstances would be present in any proposed sale of a leased premises. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to Section 363(f) of the U.S. bankruptcy code, the lessee will be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that the lessee and/or the lender will be able to recoup the full value of the leasehold interest in bankruptcy court. Most of the ground leases contain standard protections typically obtained by securitization lenders, however, certain of the ground leases with respect to a mortgage loan included in the Issuing Entity may not.

With respect to certain of the mortgage loans, the related borrower may have given to certain lessors under the related ground lease a right of first refusal in the event a sale is contemplated or an option to purchase all or a portion of the mortgaged property and these provisions, if not waived, may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure or adversely affect the foreclosure process.

See “Certain Legal Aspects of the Mortgage Loans—Bankruptcy Issues”.]

[Leased Fee Properties Have Special Risks

Land subject to a ground lease presents special risks. In such cases, where the borrower owns the fee interest but not the related improvements, such borrower will only receive the rental income from the ground lease and not from the operation of any related improvements. Any default by the ground lessee would adversely affect the borrower’s ability to make payments on the related mortgage loan. While ground leases may contain certain restrictions on the use and operation of the related mortgaged property, the ground lessee generally enjoys the rights and privileges of a fee owner, including the right to construct, alter and remove improvements and fixtures from the land and to assign and sublet the ground leasehold interest. However, the borrower has the same risk of interruptions in cash flow if such ground lessee defaults under its lease as it would on another single tenant commercial property, without the control over the premises that it would ordinarily have as landlord. In addition, in the event of a condemnation, the borrower would only be entitled to an allocable share of the condemnation proceeds. Furthermore, the insurance requirements are often governed by the terms of the ground lease and, in some cases, certain subtenants may be allowed to self-insure. The ground lessee is commonly permitted to mortgage its ground leasehold interest, and the leasehold lender will often have notice and cure rights with respect to material defaults under the ground lease. In addition, leased fee interests are less frequently purchased and sold than other interests in commercial real property. It may be difficult for the issuing entity, if it became a foreclosing lender, to sell the fee interests if the tenant and its improvements remain on the land. In addition, if the improvements are nearing the end of their useful life, there could be a risk that the tenant defaults in lieu of performing any obligations it may otherwise have to raze the structure and return the land in raw form to the developer. Furthermore, leased fee interests are generally subject to the same risks associated with the property type for which the ground lessee operates the premises because that use is likely a significant source of revenue for the payment of ground rent.]

Risks Related to Zoning Non-Compliance and Use Restrictions

Certain of the mortgaged properties may not comply with current zoning laws, including density, use, parking, height, landscaping, open space and set back requirements, due to changes in zoning requirements after such mortgaged properties were constructed. These properties, as well as those for which variances or special permits were issued or for which non-conformity with current zoning laws is otherwise permitted, are considered to be a “legal non-conforming use” and/or the improvements are considered to be “legal non-conforming structures.” This means that the borrower is not required to alter its structure to comply with the existing or new law; however, the borrower may not be able to rebuild the premises “as-is” in the event of a substantial casualty loss (or, in certain instances, a less than substantial casualty loss). This may adversely affect the cash flow of the property following the loss. If a substantial casualty (or, in certain instances, a less than substantial casualty loss) were to occur, we cannot assure you that insurance proceeds would be available to pay the mortgage loan in full. In addition, if a non-conforming use were to be discontinued and/or the property were repaired or restored in conformity with the current law, the value of the property or the revenue producing potential of the property may not be equal to that before the casualty.

In addition, certain of the mortgaged properties that do not conform to current zoning laws may not be “legal non-conforming uses” or “legal non-conforming structures.” The failure of a mortgaged property to comply with zoning laws or to be a “legal non-conforming use” or “legal non-conforming structure” may adversely affect the market value of the mortgaged property or the borrower’s ability to continue to use it in the manner it is currently being used or may necessitate material additional expenditures to remedy non-conformities. In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding or building improvements at the mortgaged property in accordance with current zoning requirements. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, the resulting loss in income will generally not be covered by law and ordinance insurance.

In addition, certain of the mortgaged properties may be subject to certain use restrictions, building restrictions and/or operational requirements imposed pursuant to development agreements, ground leases, restrictive covenants, reciprocal easement agreements or operating agreements or historical landmark designations or, in the case of those mortgaged properties that are condominiums, condominium declarations or other condominium use restrictions or regulations, especially in a situation where the mortgaged property does not represent the entire condominium building. Such use restrictions could include, for example, limitations on the character of the improvements or the properties, limitations affecting noise and parking requirements, among other things, and limitations on the borrowers’ right to operate certain types of facilities within a prescribed radius. These limitations impose upon the borrower stricter requirements with respect to repairs and alterations, including following a casualty loss. These limitations could adversely affect the ability of the related borrower to lease the mortgaged property on favorable terms, thus adversely affecting the borrower’s ability to fulfill its obligations under the related mortgage loan.

See “Description of the Mortgage Pool—Zoning and Use Restrictions” for examples of mortgaged properties that are subject to restrictions relating to the use of the mortgaged properties or have other material zoning issues.

Risks Relating to Inspections of Properties

Licensed engineers or consultants inspected the mortgaged properties at or about the time of the origination of the mortgage loans to assess items such as structural integrity of the buildings and other improvements on the mortgaged property, including exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements. However, we cannot assure you that all conditions requiring repair or replacement were identified. No additional property inspections were conducted in connection with the issuance of the offered certificates.

State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed-in-Lieu of Foreclosure and Reduce Net Proceeds

Many jurisdictions impose recording taxes on mortgages which, if not paid at the time of the recording of the mortgage, may impair the ability of the lender to foreclose the mortgage. Such taxes, interest, and penalties could be significant in amount and would, if imposed, reduce the net proceeds realized by the issuing entity in liquidating the real property securing the related mortgage loan.

Earthquake, Flood and Other Insurance May Not Be Available or Adequate

Natural disasters, including earthquakes, floods and hurricanes, may adversely affect the mortgaged properties securing the underlying mortgage loans. For example, real properties located in California may be more susceptible to certain hazards, such as earthquakes or widespread fires, than properties in other parts of the country, and real properties located in coastal states generally may be more susceptible to hurricanes than properties in other parts of the country. Hurricanes and related windstorms, floods and tornadoes have caused extensive and catastrophic physical damage in and to coastal and inland areas located in the Gulf Coast region of the United States and certain other parts of the southeastern United States.

Although the mortgaged properties are required to be insured, or self-insured by a sole tenant of a related building or group of buildings, against certain risks, there is a possibility of casualty loss with respect to the mortgaged properties for which insurance proceeds may not be adequate or which may result from risks not covered by insurance.

Furthermore, with respect to certain mortgage loans, the insurable value of the related mortgaged property as of the origination date of the related mortgage loan was lower (and, in certain cases, may be substantially lower) than the principal balance of the related mortgage loan. In the event of a casualty when a borrower is not required to rebuild or cannot rebuild, we cannot assure you that the insurance required with respect to the related mortgaged property will be sufficient to pay the related mortgage loan in full and there is no “gap” insurance required under such mortgage loan to cover any difference. In those circumstances, a casualty that occurs near the maturity date may result in an extension of the maturity date of the mortgage loan if the special servicer, in accordance with the servicing standard, determines that such extension was in the best interest of certificateholders.

In addition, certain types of mortgaged properties, such as manufactured housing and recreational vehicle communities, have few or no insurable buildings or improvements and thus do not have casualty insurance or low limits of casualty insurance in comparison with the related mortgage loan balances.

In addition, hazard insurance policies will typically contain co-insurance clauses that in effect require an insured at all times to carry insurance of a specified percentage, generally 80% to 90%, of the full replacement value of the improvements on the related mortgaged property in order to recover the full amount of any partial loss. As a result, even if insurance coverage is maintained, if the insured’s coverage falls below this specified percentage, those clauses generally provide that the insurer’s liability in the event of partial loss does not exceed the lesser of (1) the replacement cost of the improvements less physical depreciation and (2) that proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of those improvements.

[__] of the mortgaged properties ([__]%) are located in areas that are considered a high earthquake risk (seismic zones 3 or 4). Seismic reports were prepared with respect to these mortgaged properties, and based on those reports, no mortgaged property has a seismic expected loss of greater than [__]% (however, one of the buildings included in the mortgaged property identified on Annex A to this prospectus as [__] has a seismic expected loss of [___]%).

The mortgage loans do not require flood insurance on the related mortgaged properties unless they are in a flood zone and flood insurance is available; and, in certain instances, even where the related mortgaged property was in a flood zone and flood insurance was available, mandatory flood insurance obtained may not be adequate and the lender may not have required any supplemental flood insurance.

The National Flood Insurance Program (“NFIP”) is scheduled to expire [November 30, 2018]. We cannot assure you if or when NFIP will be reauthorized. If NFIP is not reauthorized, it could have an adverse effect on the value of properties in flood zones or their ability to repair or rebuild after flood damage.

We cannot assure you that the borrowers will in the future be able to comply with requirements to maintain adequate insurance with respect to the mortgaged properties, and any uninsured loss could have a material adverse impact on the amount available to make payments on the related mortgage loan, and consequently, the offered certificates. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the damaged property, changes in laws and governmental regulations may be applicable and may materially affect the cost to, or ability of, the borrowers to effect such reconstruction, major repair or improvement. As a result, the amount realized with respect to the mortgaged properties, and the amount available to make payments on the related mortgage loan, and consequently, the offered certificates, could be reduced. In addition, we cannot assure you that the amount of insurance required or provided would be sufficient to cover damages caused by any casualty, or that such insurance will be available in the future at commercially reasonable rates. See also Sponsor representation and warranty no. [__] (Insurance) on Annex E-1 to this prospectus and any related exceptions on Annex E-2 to this prospectus (subject to the limitations and qualifications set forth in the preamble to Annex E-1 to this prospectus).

Lack of Insurance Coverage Exposes the Trust to Risk for Particular Special Hazard Losses

In general, the standard form of fire and extended coverage policy covers physical damage to or destruction of the improvements of a property by fire, lightning, explosion, smoke, windstorm and hail, subject to the conditions and exclusions specified in the related policy. Most such insurance policies typically do not cover any physical damage resulting from, among other things:

●	war,

●	riot, strike and civil commotion,

●	terrorism,

●	nuclear, biological or chemical materials,

●	revolution,

●	governmental actions,

●	floods and other water-related causes,

●	earth movement, including earthquakes, landslides and mudflows,

●	wet or dry rot,

●	mold,

●	vermin, and

●	domestic animals.

Unless the related mortgage loan documents specifically require the borrower to insure against physical damage arising from these causes, then the resulting losses may be borne by you as a holder of offered certificates.

There is also a possibility of casualty losses on a real property for which insurance proceeds, together with land value, may not be adequate to pay the mortgage loan in full or rebuild the improvements. Consequently, there can be no assurance that each casualty loss incurred with respect to a real property securing one of the mortgage loans included in one of our trusts will be fully covered by insurance or that the mortgage loan will be fully repaid in the event of a casualty.

Furthermore, various forms of insurance maintained with respect to any of the real properties for the mortgage loans included in one of our trusts, including casualty insurance, environmental insurance and earthquake insurance, may be provided under a blanket insurance policy. That blanket insurance policy will also cover other real properties, some of which may not secure loans in that trust. As a result of total limits under any of those blanket policies, losses at other properties covered by the blanket insurance policy may reduce the amount of insurance coverage with respect to a property securing one of the loans in our trust.

Terrorism Insurance May Not Be Available for All Mortgaged Properties

The occurrence or the possibility of terrorist attacks could (1) lead to damage to one or more of the mortgaged properties if any terrorist attacks occur or (2) result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for large properties, which could adversely affect the cash flow at those mortgaged properties.

After the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, all forms of insurance were impacted, particularly from a cost and availability perspective, including comprehensive general liability and business interruption or rent loss insurance policies required by typical mortgage loans. To give time for private markets to develop a pricing mechanism for terrorism risk and to build capacity to absorb future losses that may occur due to terrorism, the Terrorism Risk Insurance Act of 2002 was enacted on November 26, 2002, establishing the Terrorism Insurance Program. The Terrorism Insurance Program was extended through December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 and was subsequently reauthorized on January 12, 2015 for a period of six years through December 31, 2020 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”).

The Terrorism Insurance Program requires insurance carriers to provide terrorism coverage in their basic “all-risk” policies. Any commercial property and casualty terrorism insurance exclusion that was in force on

November 26, 2002 is automatically void to the extent that it excluded losses that would otherwise be insured losses. Any state approval of those types of exclusions in force on November 26, 2002 is also void.

Under the Terrorism Insurance Program, the federal government shares in the risk of losses occurring within the United States resulting from acts committed in an effort to influence or coerce United States civilians or the United States government. The federal share of compensation for insured losses of an insurer equals 82% in 2018 (subject to annual 1% decreases thereafter until such percentage equals 80%) of the portion of such insured losses that exceed a deductible equal to 20% of the value of the insurer’s direct earned premiums over the calendar year immediately preceding that program year. Federal compensation in any program year is capped at $100 billion (with insurers being liable for any amount that exceeds such cap), and no compensation is payable with respect to a terrorist act unless the aggregate industry losses relating to such act exceed $160 million in 2018 (subject to annual $20 million increases thereafter until such threshold equals $200 million). The Terrorism Insurance Program does not cover nuclear, biological, chemical or radiological attacks. Unless a borrower obtains separate coverage for events that do not meet the thresholds or other requirements above, such events will not be covered.

If the Terrorism Insurance Program is not reenacted after its expiration in 2020, premiums for terrorism insurance coverage will likely increase and the terms of such insurance policies may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available (perhaps to the point where it is effectively not available). In addition, to the extent that any insurance policies contain “sunset clauses” (i.e., clauses that void terrorism coverage if the federal insurance backstop program is not renewed), then such policies may cease to provide terrorism insurance upon the expiration of the Terrorism Insurance Program. We cannot assure you that the Terrorism Insurance Program or any successor program will create any long term changes in the availability and cost of such insurance. Moreover, future legislation, including regulations expected to be adopted by the Treasury Department pursuant to TRIPRA, may have a material effect on the availability of federal assistance in the terrorism insurance market. In addition, the failure to maintain such terrorism insurance may constitute a default under the related mortgage loan. Even if terrorism insurance is required by the mortgage loan documents for a mortgage loan, that requirement may be subject to a cap on the cost of the premium for terrorism insurance that a borrower is required to pay or a commercially reasonable standard on the availability or cost of the insurance. See “Significant Loan Summaries” in Annex B to this prospectus for a description of any requirements for terrorism insurance for the largest 10 mortgage loans by aggregate principal balance of the pool of mortgage loans as of the cut-off date. To the extent that uninsured or underinsured casualty losses occur with respect to the related mortgaged properties, losses on the mortgage loans may result.

Other mortgaged properties securing mortgage loans may also be insured under a blanket policy or self-insured or insured by a sole tenant. See “—Risks Associated with Blanket Insurance Policies or Self-Insurance” below.

We cannot assure you that terrorism insurance or the Terrorism Insurance Program will be available or provide sufficient protection against risks of loss on the mortgaged properties resulting from acts of terrorism.

As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.

Risks Associated with Blanket Insurance Policies or Self-Insurance

Certain of the mortgaged properties are covered by blanket insurance policies, which also cover other properties of the related borrower or its affiliates (including certain properties in close proximity to the mortgaged properties). In the event that such policies are drawn on to cover losses on such other properties, the amount of insurance coverage available under such policies would thereby be reduced and could be insufficient to cover each mortgaged property’s insurable risks. In addition, with respect to some of the mortgaged properties, a sole or significant tenant is allowed to provide self-insurance against risks.

Additionally, if the mortgage loans that allow coverage under blanket insurance policies are part of a group of mortgage loans with related borrowers, then all of the related mortgaged properties may be covered under the same blanket policy, which may also cover other properties owned by affiliates of such borrowers.

Certain mortgaged properties may also be insured or self-insured by a sole or significant tenant, as further described under “Description of the Mortgage Pool—Insurance Considerations”.

The Mortgage Loan Sellers, the Sponsors and the Depositor Are Subject to Bankruptcy or Insolvency Laws That May Affect the Issuing Entity’s Ownership of the Mortgage Loans

In the event of the bankruptcy, insolvency, receivership or conservatorship of an originator, a mortgage loan seller or the depositor (or certain affiliates thereof), it is possible that the issuing entity’s right to payment from or ownership of certain of the mortgage loans could be challenged. If such challenge is successful, payments on the offered certificates would be reduced or delayed. Even if the challenge is not successful, payments on the offered certificates would be delayed while a court resolves the claim.

An opinion of counsel will be rendered on the closing date to the effect that the transfer of the applicable mortgage loans by each mortgage loan seller to the depositor would generally be respected as a sale in the event of the bankruptcy or insolvency of such mortgage loan seller. Such opinions, however, are subject to various assumptions and qualifications, and there can be no assurance that a bankruptcy trustee, if applicable, or other interested party will not attempt to challenge the issuing entity’s right to payment with respect to the related mortgage loans. Legal opinions do not provide any guaranty as to what any particular court would actually decide, but rather an opinion as to the decision a court would reach if the issues were competently presented and the court followed existing precedent as to legal and equitable principles applicable in bankruptcy cases. In this regard, legal opinions on bankruptcy law matters have inherent limitations primarily because of the pervasive equity powers of bankruptcy courts, the overriding goal of reorganization to which other legal rights and other policies may be subordinated, the potential relevance to the exercise of judicial discretion of future arising facts and circumstances, and the nature of the bankruptcy process. As a result, a creditor, a bankruptcy trustee or another interested party, including an entity transferring a mortgage loan as debtor-in-possession, could still attempt to assert that the transfer of a mortgage loan was not a sale. If such party’s challenge were successful, payments on the certificates would be reduced or delayed. Even if the challenge were not successful, payments on the certificates would be delayed while a court resolves the claim.

Furthermore, Title II of the Dodd-Frank Act provides for an orderly liquidation authority (“OLA”) under which the Federal Deposit Insurance Corporation (the “FDIC”) can be appointed as receiver of certain systemically important non-bank financial companies and their direct or indirect subsidiaries in certain cases. We make no representation as to whether this would apply to any of the sponsors. In January 2011, a former acting general counsel of the FDIC issued a letter in which he expressed his view that, under then-existing regulations, the FDIC, as receiver under the OLA, would not, in the exercise of its OLA repudiation powers, recover as property of a financial company assets transferred by the financial company, provided that the transfer satisfies the conditions for the exclusion of assets from the financial company’s estate under the bankruptcy code. The letter further noted that, while the FDIC staff may be considering recommending further regulations under OLA, its author (the former acting general counsel referred to above) would recommend that such regulations incorporate a 90 day transition period for any provisions affecting the FDIC’s statutory power to disaffirm or repudiate contracts. If, however, the FDIC were to adopt a different approach than that described in the former acting general counsel’s letter, delays or reductions in payments on the offered certificates would occur. As such, we cannot assure you that a bankruptcy would not result in a delay or reduction in payments on the certificates.

The issuing entity has been organized as a common law trust, and as such is not eligible to be a “debtor” under the federal bankruptcy laws. If the issuing entity were instead characterized as a “business trust” it could qualify as a debtor under those laws. Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether or not the issuing entity would be characterized as a “business trust.” If a bankruptcy court were to determine that the issuing entity was a “business trust”, it is possible that payments on the certificates would be delayed while the court resolved the issue.

The Borrower’s Form of Entity May Cause Special Risks

[The borrowers are legal entities rather than individuals]. Mortgage loans made to legal entities may entail greater risks of loss than those associated with mortgage loans made to individuals. For example, a legal entity, as opposed to an individual, may be more inclined to seek legal protection from its creditors under the bankruptcy laws. Unlike individuals involved in bankruptcies, most entities generally, but not in all cases, do not have personal assets and creditworthiness at stake. The terms of certain of the mortgage loans require that the borrowers be single-purpose entities, however, we cannot assure you that such borrowers will comply with such requirements. Furthermore, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as “special purpose entities.”

Although a borrower may currently be a single-purpose entity, in certain cases the borrowers were not originally formed as single-purpose entities, but at origination of the related mortgage loan (or loan combination, as applicable) their organizational documents were amended. That borrower may have previously owned property other than the related mortgaged property and may not have observed all covenants that typically are required to consider a borrower a “single-purpose entity” and thus may have liabilities arising from events prior to becoming a single-purpose entity. If a borrower has owned property other than the related mortgaged property, engaged in a business other than the operation of the related mortgaged property or even owned and/or operated the related mortgaged property for a material period in advance of the origination of the related mortgage loan, that borrower may be subject to liabilities arising out of its activities prior to the origination of the related mortgage loan, including liabilities that may be unrelated to the related mortgaged property. Furthermore, the bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage.

In addition, if an underlying mortgage loan is secured by a mortgage on both the related borrower’s leasehold interest in the related mortgaged property and the underlying fee interest in such property, the related borrower may be a special purpose entity, but the owner and pledgor of the related fee interest may not be a special purpose entity.

Also any borrower, even an entity structured as a special purpose entity, as an owner of real estate, will be subject to certain potential liabilities and risks as an owner of real estate. We cannot assure you that any borrower will not file for bankruptcy protection or that creditors of a borrower or a corporate or individual general partner or managing member of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or corporate or individual general partner or managing member.

With respect to those borrowers that are structured as special purposes entities, although the terms of the borrower’s organizational documents and/or related loan documents require that the related borrower covenants to be a special purpose entity, in some cases those borrowers are not required to observe all covenants and conditions that typically are required in order for such an entity to be viewed under the standard rating agency criteria as a special purpose entity.

In some cases a borrower may be required to have independent directors, managers or trustees in order to mitigate the risk of a voluntary bankruptcy by that borrower even though it is solvent. However, any director, manager or trustee, even one that is otherwise independent of the applicable borrower and its parent entity, may determine in the exercise of its fiduciary duties to the applicable borrower that a bankruptcy filing is an appropriate course of action to be taken by the applicable borrower. Such determination might take into account the interests and financial condition of affiliates of the applicable borrower, including its parent entity. Accordingly, the financial distress of an affiliate of the borrower on any mortgage loan in one of our trusts might increase the likelihood of a bankruptcy filing by that borrower.

Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to consolidate the assets of such borrowers with those of the parent. Substantive consolidation of the assets of such borrowers would likely have an adverse effect on the funds available to make distributions on your certificates, and may lead to a downgrade, withdrawal or qualification of the ratings of your certificates.

[Some of the mortgage loans underlying the offered certificates may have borrowers that are individuals or, alternatively, are entities that either have not been structured to diminish the likelihood of their becoming bankrupt or do not satisfy all the characteristics of special purpose entities. In general, as a result of a borrower not being a special purpose entity or not being limited to owning the related mortgaged property, the borrower may be engaged in activities unrelated to the subject mortgaged property and may incur indebtedness or suffer liabilities with respect to those activities. Further, some of the borrowing entities may have been in existence and conducting business prior to the origination of the related underlying mortgage loans, may own other property that is not part of the collateral for the related underlying mortgage loans and, further, may not have always satisfied all the characteristics of special purpose entities even if they currently do so. This could negatively impact the borrower’s financial conditions, and thus its ability to pay amounts due and owing under the subject underlying mortgage loan. The related mortgage documents and/or organizational documents of those borrowers may not contain the representations, warranties and covenants customarily made by a borrower that is a special purpose entity, such as limitations on indebtedness and affiliate transactions and restrictions on the borrower’s ability to dissolve, liquidate, consolidate, merge, sell all or any material portion of its assets or amend its organizational documents. These provisions are designed to mitigate the possibility that the borrower’s financial condition would be adversely impacted by factors unrelated to the related mortgaged property and the related mortgage loan.]

[Borrowers not structured as bankruptcy-remote entities may be more likely to become insolvent or the subject of a voluntary or involuntary bankruptcy proceeding because those borrowers may be:

●	operating entities with businesses distinct from the operation of the property with the associated liabilities and risks of operating an ongoing business; and

●	individuals that have personal liabilities unrelated to the property.]

[In addition, certain of the borrowers and their owners may not have an independent director whose consent would be required to file a bankruptcy petition on behalf of the borrower. One of the purposes of an independent director is to avoid a bankruptcy petition filing that is intended solely to benefit a borrower’s affiliate and is not justified by the borrower’s own economic circumstances. Therefore, borrowers without an independent director may be more likely to file or be subject to voluntary or involuntary bankruptcy petitions which may adversely affect payments on your certificates.]

[The mortgage loans underlying the offered certificates may have borrowers that own the related mortgaged properties as tenants-in-common or may permit the related borrowers to convert into a tenant-in-common structure in the future. Generally, in tenant-in-common ownership structures, each tenant-in-common owns an undivided share in the subject real property. If a tenant-in-common desires to sell its interest in the subject real property and is unable to find a buyer or otherwise desires to force a partition, the tenant-in-common has the ability to request that a court order a sale of the subject real property and distribute the proceeds to each tenant-in-common owner proportionally. To reduce the likelihood of a partition action, a tenant-in-common borrower may be required to waive its partition right. However, there can be no assurance that, if challenged, this waiver would be enforceable or that it would be enforced in a bankruptcy proceeding.

The enforcement of remedies against tenant-in-common borrowers may be prolonged because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay is reinstated. While a lender may seek to mitigate this risk after the commencement of the first bankruptcy of a tenant-in-common by commencing an involuntary proceeding against the other tenant-in-common borrowers and moving to consolidate all those cases, there can be no assurance that a bankruptcy court would consolidate those separate cases. Additionally, tenant-in-common borrowers may be permitted to transfer portions of their interests in the subject mortgaged property to numerous additional tenant-in-common borrowers.

The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, a significant delay in recovery against the tenant-in-common borrowers, a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common for these mortgage loans may be special purpose entities and some of those tenants-in-common may be individuals.]

[In certain instances, borrowers under mortgage loans use a Delaware statutory trust structure in order to gain certain tax free exchange treatment for property of like kind under Section 1031 of the Internal Revenue Code. These borrowers can be restricted in their ability to actively operate a property, including with respect to loan work-outs, leasing and re-leasing, making material improvements and other material actions affecting the related mortgaged property. In the case of a mortgaged property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property.

[In addition, certain of the mortgage loans may have borrowers that are wholly or partially (directly or indirectly) owned by one or more crowd funding investor groups or other diversified ownership structures. Investments in the commercial real estate market through crowd funding investor groups are a relatively recent development and there may be certain unanticipated risks to this new ownership structure which may adversely affect the related mortgage loan. Typically, the crowd funding investor group is made up of a large number of individual investors who invest relatively small amounts in the group pursuant to a securities offering. With respect to an equity investment in the borrower, the crowd funding investor group in turn purchases a stake in the borrower. Accordingly, equity in the borrower is indirectly held by the individual investors in the crowd funding group. We cannot assure you that either the crowd funding investor group or the individual investors in the crowd funding investor group or other diversified ownership structure have relevant expertise in the commercial real estate market. Additionally, crowd funding investor groups are required to comply with various securities regulations related to offerings of securities and we cannot assure you that any enforcement action or legal proceeding regarding failure to comply with such securities regulations would not delay enforcement of the related mortgage loan or otherwise impair the borrower’s ability to operate the related mortgaged property. Furthermore, we cannot assure you that a bankruptcy proceeding by the crowd funding investor group or other diversified ownership structure will not delay enforcement of the related mortgage loan. See “—Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment”, “—The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property” and “—Litigation and Other Legal Proceedings May Adversely Affect a Borrower’s Ability to Repay Its Mortgage Loan” and “Description of the Mortgage Pool—Statistical Characteristics of the Mortgage Loans—Tenancies-in-Common or Diversified Ownership”.]

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Single-Purpose Entity Covenants”, “—Statistical Characteristics of the Mortgage Loans—Tenancies-in-Common or Diversified Ownership”, and “Certain Legal Aspects of the Mortgage Loans—Bankruptcy Issues”.

Other Debt of the Borrower or Ability to Incur Other Financings Entails Risk

When a borrower (or its constituent members) also has one or more other outstanding loans (even if they are pari passu, subordinated, mezzanine or unsecured loans or another type of equity pledge), the issuing entity is subjected to additional risk such as:

●	the borrower (or its constituent members) may have difficulty servicing and repaying multiple loans;

●	the existence of another loan will generally also make it more difficult for the borrower to obtain refinancing of the related mortgage loan (or loan combination, if applicable) or sell the related mortgaged property and may thereby jeopardize repayment of the mortgage loan (or loan combination, if applicable);

●	the need to service additional debt may reduce the cash flow available to the borrower to operate and maintain the mortgaged property and the value of the mortgaged property may decline as a result;

●	if a borrower (or its constituent members) defaults on its mortgage loan and/or any other loan, actions taken by other lenders such as a suit for collection, foreclosure or an involuntary petition for bankruptcy against the borrower could impair the security available to the issuing entity, including the mortgaged property, or stay the issuing entity’s ability to foreclose during the course of the bankruptcy case;

●	the bankruptcy of another lender also may operate to stay foreclosure by the issuing entity; and

●	the issuing entity may also be subject to the costs and administrative burdens of involvement in foreclosure or bankruptcy proceedings or related litigation.

With respect to any split mortgage loan, although each related companion loan is not an asset of the issuing entity, the related borrower is still obligated to make interest and principal payments on each related companion loan. As a result, the issuing entity is subject to additional risks, including:

●	the risk that the necessary maintenance of the related mortgaged property could be deferred to allow the borrower to pay the required debt service on these other obligations and that the value of the mortgaged property may fall as a result; and

●	the risk that it may be more difficult for the borrower to refinance these loans or to sell the related mortgaged property for purposes of making any balloon payment on the entire balance of such loans and the related additional debt at maturity.

[With respect to mezzanine financing, while a mezzanine lender has no security interest in the related mortgaged properties, a default under a mezzanine loan could cause a change in control of the related borrower. With respect to mortgage loans that permit mezzanine financing, the relative rights of the mortgagee and the related mezzanine lender will generally be set forth in an intercreditor agreement, which agreements typically provide that the rights of the mezzanine lender (including the right to payment) against the borrower and mortgaged property are subordinate to the rights of the mortgage lender and that the mezzanine lender may not take any enforcement action against the mortgage borrower and mortgaged property.]

[In addition, the mortgage loan documents related to certain mortgage loans may allow the related borrower to employ so-called “preferred equity” structures, where one or more special limited partners or members receive a preferred return in exchange for an infusion of capital or other type of equity pledge that may require payments of excess cash flow. Such arrangements can present risks that resemble mezzanine debt, including dilution of the sponsor’s equity in the mortgaged property, stress on the cash flow in the form of a preferred return or excess cash payments, and/or potential changes in the management of the related mortgaged property in the event the preferred return is not satisfied.]

For additional information, see “Description of the Mortgage Pool—Additional Indebtedness”, “—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Litigation and Other Legal Proceedings May Adversely Affect a Borrower’s Ability to Repay Its Mortgage Loan

There may be, and there may exist from time to time, legal proceedings pending or threatened against the borrowers, the property sponsors and the managers of the mortgaged properties and their respective affiliates relating to their respective businesses or arising out of their ordinary course of business. We have not undertaken a search for all litigation or disputes that relate to the borrowers, property sponsors or managers for the mortgaged properties and their respective affiliates. Potential investors are advised and encouraged to perform their own searches related to such matters to the extent relevant to their investment decision. It is possible that any such litigation or dispute or any settlement of any litigation or dispute may have a material adverse effect on a borrower’s ability to meet its obligations under the related mortgage loan and, therefore, on distributions on your certificates.

The owner of a multifamily or commercial property may be a defendant in a litigation arising out of, among other things, the following:

●	breach of contract involving a tenant, a supplier or other party;

●	negligence resulting in a personal injury; or

●	responsibility for an environmental problem.

Any such litigation or dispute may divert the owner’s attention from operating its property. In addition, any such litigation or dispute may materially impair distributions to certificateholders if borrowers or property sponsors must use property income or other income to pay settlements, judgments, legal fees or litigation costs. We cannot assure you that any litigation or dispute or any settlement of any litigation or dispute will not have a material adverse effect on your investment.

In addition, in the event the owner of a borrower experiences financial problems, we cannot assure you that such owner would not attempt to take actions with respect to the mortgaged property that may adversely affect the borrower’s ability to fulfill its obligations under the related mortgage loan. See “Description of the Mortgage Pool—Litigation and Other Legal Considerations”.

Reserves to Fund Certain Necessary Expenditures Under the Mortgage Loans May Be Insufficient for the Purpose for Which They Were Established

The borrowers under some of the mortgage loans made upfront deposits, and/or agreed to make ongoing deposits, to reserves for the payment of various anticipated or potential expenditures, such as (but not limited to) the costs of tenant improvements and leasing commissions, recommended immediate repairs and seasonality reserves. We cannot assure you that any such reserve will be sufficient, that borrowers will reserve the required amount of funds or that cash flow from the mortgaged properties will be sufficient to fully fund such reserves. See Annex A for additional information with respect to the reserves established for the mortgage loans.

A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans

Numerous statutory provisions, including the Bankruptcy Code and state laws affording relief to debtors, may interfere with and delay the ability of a secured mortgage lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and, often, no interest or principal payments are made during the course of the bankruptcy proceeding. Also, under federal bankruptcy law, the filing of a petition in bankruptcy by or on behalf of a junior lien holder may stay the senior lender from taking action to foreclose out such junior lien. Certain of the mortgage loans have sponsors that have previously filed bankruptcy and we cannot assure you that such sponsors will not be more likely than other sponsors to utilize their rights in bankruptcy in the event of any threatened action by the mortgagee to enforce its rights under the related mortgage loan documents. As a result, the issuing entity’s recovery with respect to borrowers in bankruptcy proceedings may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed. See “—Other Debt of the Borrower or Ability to Incur Other Financings Entails Risk” above, “Description of the Mortgage Pool—Default History, Bankruptcy Issues and Other Proceedings” and “Certain Legal Aspects of the Mortgage Loans—Bankruptcy Issues”. In addition, if a court determines that the value of a real property is less than the principal balance of the mortgage loan it secures, the court may reduce the amount of secured indebtedness to the then-value of the property. This would make the lender a general unsecured creditor for the difference between the then-value of the property and the amount of its outstanding mortgage indebtedness.

A bankruptcy court also may:

●	grant a debtor a reasonable time to cure a payment default on a mortgage loan;

●	reduce monthly payments due under a mortgage loan;

●	change the rate of interest due on a mortgage loan; or

●	otherwise alter a mortgage loan’s repayment schedule.

Furthermore, the borrower, as debtor-in-possession, or its bankruptcy trustee has special powers to avoid, subordinate or disallow debts. In some circumstances, the claims of a secured lender, such as the trust, may be subordinated to financing obtained by a debtor-in-possession subsequent to its bankruptcy.

Under federal bankruptcy law, a lender may be stayed from enforcing a borrower’s assignment of rents and leases. Federal bankruptcy law also may interfere with a lender’s ability to enforce lockbox requirements. The legal proceedings necessary to resolve these issues can be time consuming and may significantly delay the receipt of rents. Rents also may escape an assignment to the extent they are used by borrower to maintain its property or for other court authorized expenses.

As a result of the foregoing, the related trust’s recovery with respect to borrowers in bankruptcy proceedings may be significantly delayed, and the total amount ultimately collected may be substantially less than the amount owed.

Additionally, the courts of any state may refuse the foreclosure of a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the action unconscionable. See “Certain Legal Aspects of the Mortgage Loans—Foreclosure” in this prospectus.

[Additionally, in February 2012, a bill was passed by the Georgia Senate and introduced in the Georgia State House of Representatives that would limit rights of holders that acquired loans for less than par, by limiting the amount that a purchaser of debt (including the issuing entity) could collect from a guarantor of a commercial mortgage loan to the lesser of the purchase price paid for the debt or the maximum amount of the guarantee. The bill would apply both retroactively and prospectively to all types of loans made to all types of borrowers and presumably to the mortgage loans. If enacted, legislation of this type would appear to interfere with established contractual rights, and as such may be unconstitutional insofar as it would be applied to debt sold or transferred prior to the legislation’s enactment date. This type of measure could undermine the value of the mortgage loans and the special servicer’s workout efforts including, without limitation, the ability to collect on a guaranty or to use the threat of the same as a mechanism to compel a borrower to engage in a workout or provide a deed-in-lieu of foreclosure. The legislative session of the Georgia State House of Representatives ended without a vote on the bill. As a result, the bill died; however, we cannot assure you that a similar bill will not be re-introduced and passed in Georgia or in any other state in future legislative sessions.]

See also “—Performance of the Certificates Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” and “—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” above.

Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer

A servicer for the mortgage loans underlying the offered certificates (i.e., the master servicer or the special servicer) may be eligible to become a debtor under the U.S. bankruptcy code or enter into receivership under the Federal Deposit Insurance Act. If a servicer were to become a debtor under the U.S. bankruptcy code or enter into receivership under the Federal Deposit Insurance Act, although the pooling and servicing agreement [or similar document] provides that such an event would be a termination event entitling the trust to terminate the servicer, the provision would most likely not be enforceable. However, a rejection of the servicing agreement by the servicer in a bankruptcy proceeding or repudiation of the pooling and servicing agreement [or similar document] in a receivership under the Federal Deposit Insurance Act would be treated as a breach of the pooling and servicing agreement [or similar document] and give the trust a claim for damages and the ability to appoint a successor servicer. An assumption under the U.S. bankruptcy code would require the servicer to cure its pre-bankruptcy defaults, if any, and demonstrate that it is able to perform following assumption. The bankruptcy court may permit the servicer to assume the pooling and servicing agreement [or similar document] and assign it to a third party. An insolvency by an entity governed by state insolvency law would vary depending on the laws of the particular state. We cannot assure you that a bankruptcy or receivership of the servicer would not adversely impact the servicing of the mortgage loans or that the trust would be entitled to terminate the servicer in a timely manner or at all. If any servicer becomes the subject of bankruptcy or similar proceedings, the trust’s claim to collections in that servicer’s possession at the time of the bankruptcy filing or other similar filing may not be perfected. In this event, funds available to pay principal and interest on your certificates may be delayed or reduced.

[Risks Relating to Shari’ah Compliant Loans]

[Certain of the mortgage loans may be structured to comply with Islamic law (Shari’ah). The related borrower holds the fee interest in the mortgaged property and is owned by a U.S. division of the borrower sponsor. The related borrower has master leased the related mortgaged property to a master lessee, which is indirectly owned in part by certain investors of the Islamic faith. The rent payable pursuant to the applicable master lease is intended to cover the debt service payments required under the related mortgage loan, as well as reserve payments and any other sums due under the mortgage loan. By its terms, the master lease is expressly subordinate to the related mortgage loan.

There is a risk that in a bankruptcy case of a master lessee, the master lease could be recharacterized as a financing lease in connection with an acquisition of the mortgaged property by the master lessee. If such recharacterization occurred, the master lessee could be deemed to own the fee interest in the related mortgaged property and the master lease would be viewed as a loan. In Shari’ah compliant mortgage loans, the master lessee typically does not grant a leasehold mortgage to the lender. Therefore, there is a risk that if the master lease were recharacterized as a financing lease, the lender could lose its mortgage on the property. To mitigate the effect of such recharacterization, (i) each master lessee has been formed and is obligated to continue as a single purpose entity, (ii) a bankruptcy by a master lessee is a “bad act” that would trigger guarantor liability under the recourse carveout guaranty for the related mortgage loan, (iii) the master lease is expressly subordinate to the related mortgage loan, and (iv) title insurance was obtained insuring that the related borrower is the fee owner of the related mortgaged property.]

Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests

The activities and interests of the underwriters and their respective affiliates (collectively, the “Underwriter Entities”) will not align with, and may in fact be directly contrary to, those of the certificateholders. Underwriter Entities hold or may hold companion loans and/or mezzanine loans related to a mortgage loan in this securitization. The Underwriter Entities are each part of separate global investment banking, securities and investment management firms that provide a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, they actively make markets in and trade financial instruments for their own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. The Underwriter Entities’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which the Underwriter Entities take positions, or expect to take positions, include loans similar to the mortgage loans, securities and instruments similar to the offered certificates and other securities and instruments. Market making is an activity where the Underwriter Entities buy and sell on behalf of customers, or for their own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. Any short positions taken by the Underwriter Entities and/or their clients through marketing or otherwise will increase in value if the related securities or other instruments decrease in value, while positions taken by the Underwriter Entities and/or their clients in credit derivative or other derivative transactions with other parties, pursuant to which the Underwriter Entities and/or their clients sell or buy credit protection with respect to one or more classes of the offered certificates, may increase in value if the offered certificates default, are expected to default, or decrease in value. The Underwriter Entities and their clients acting through them may execute such transactions, modify or terminate such derivative positions and otherwise act with respect to such transactions, and may exercise or enforce, or refrain from exercising or enforcing, any or all of their rights and powers in connection therewith, without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Additionally, none of the Underwriter Entities will have any obligation to disclose any of these securities or derivatives transactions to you in your capacity as a certificateholder. As a result, you should expect that the Underwriter Entities will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the offered certificates.

As a result of the Underwriter Entities’ various financial market activities, including acting as a research provider, investment advisor, market maker or principal investor, you should expect that personnel in various businesses throughout the Underwriter Entities will have and express research or investment views and make recommendations that are inconsistent with, or adverse to, the objectives of investors in the offered certificates.

If an Underwriter Entity becomes a holder of any of the certificates, through market-making activity or otherwise, any actions that it takes in its capacity as a certificateholder, including voting, providing consents or otherwise will not necessarily be aligned with the interests of other holders of the same class or other classes of the certificates. [In connection therewith, each of [Citi Real Estate Funding Inc.] (the retaining sponsor, the expected initial risk consultation party and an expected holder of a portion of the VRR Interest), [______] (as an expected holder of a portion of the VRR Interest) and [______] (as an expected holder of a portion of the VRR Interest) is affiliated with an Underwriter Entity.] To the extent an Underwriter Entity makes a market in the certificates (which it is under no obligation to do), it would expect to receive income from the spreads between its bid and offer prices for the certificates. The price at which an Underwriter Entity may be willing to purchase certificates, if it makes a market, will depend on market conditions and other relevant factors and may be significantly lower than the issue price for the certificates and significantly lower than the price at which it may be willing to sell certificates. We cannot assure you that any actions that such party takes in either such capacity will necessarily be aligned with the interests of the holders of other classes of any certificates.

In addition, none of the Underwriter Entities will have any obligation to monitor the performance of the certificates or the actions of the master servicer, the special servicer, the certificate administrator, the operating advisor or the trustee and will have no authority to advise the master servicer, the special servicer, the certificate administrator, the operating advisor or the trustee or to direct their actions.

Furthermore, each Underwriter Entity expects that a completed offering will enhance its ability to assist clients and counterparties in the transaction or in related transactions (including assisting clients in additional purchases and sales of the certificates and hedging transactions). The Underwriter Entities expect to derive fees and other revenues from these transactions. In addition, participating in a successful offering and providing related services to clients may enhance the Underwriter Entities’ relationships with various parties, facilitate additional business development, and enable them to obtain additional business and generate additional revenue.

The Underwriter Entities are playing several roles in this transaction. See “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” and “Plan of Distribution (Underwriter Conflicts of Interest)” in this prospectus for a description of certain affiliations and relationships between the underwriters and other participants in this offering. Each of those affiliations and foregoing relationships should be considered carefully by you before you invest in any certificates.

Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned with Your Interests

The originators, the sponsors and their affiliates (including certain of the underwriters) expect to derive ancillary benefits from this offering and their respective incentives may not be aligned with those of purchasers of the offered certificates. The sponsors originated or purchased the mortgage loans in order to securitize the mortgage loans by means of a transaction such as the offering of the offered certificates. The sponsors will sell the mortgage loans to the depositor (an affiliate of [Citi Real Estate Funding Inc.], one of the sponsors, an originator, the retaining sponsor[, the initial risk retention consultation party and an expected holder of a portion of the VRR Interest], and Citigroup Global Markets Inc., one of the underwriters) on the closing date in exchange for cash, derived from the sale of the offered certificates to investors and/or in exchange for offered certificates. A completed offering would reduce the originators’ exposure to the mortgage loans. The originators made the mortgage loans with a view toward securitizing them and distributing the exposure by means of a transaction such as this offering of offered certificates. In addition, certain mortgaged properties may have tenants that are affiliated with the related originator. See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases and Master Leases”. This offering of offered certificates will effectively transfer the originators’ exposure to the mortgage loans to purchasers of the offered certificates.

The originators, the sponsors and their affiliates expect to receive various benefits, including compensation, commissions, payments, rebates, remuneration and business opportunities, in connection with or as a result of this offering of offered certificates and their interests in the mortgage loans. The sponsors and their affiliates will effectively receive compensation, and may record a profit, in an amount based on, among other things, the amount of proceeds (net of transaction expenses) received from the sale of the offered certificates to investors relative to their investment in the mortgage loans. The benefits to the originators, the sponsors and their affiliates arising from the decision to securitize the mortgage loans may be greater than they would have been had other assets been selected.

Furthermore, the sponsors and/or their affiliates may benefit from a completed offering of the offered certificates because the offering would establish a market precedent and a valuation data point for securities similar to the offered certificates, thus enhancing the ability of the sponsors and their affiliates to conduct similar offerings in the future and permitting them to adjust the fair value of the mortgage loans or other similar assets or securities held on their balance sheet, including increasing the carrying value or avoiding decreasing the carrying value of some or all of such similar positions.

In addition, the originators, the sponsors or any of their respective affiliates may benefit from certain relationships, including financial dealings, with any borrower, any non-recourse carveout guarantor or any of their respective affiliates, aside from the origination of mortgage loans or contribution of mortgage loans into this securitization transaction.

The originators, the sponsors and/or their respective affiliates may have originated and sold or retained mezzanine loans and/or companion loans (or may in the future originate permitted mezzanine loans) related to the mortgage loans. Such transactions may cause the originators, the sponsors and their respective affiliates or their clients or counterparties who purchase the mezzanine loans and/or companion loans, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered certificates. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future, may, individually or in the aggregate, have a material effect on the market for the offered certificates (if any), including adversely affecting the value of the offered certificates, particularly in illiquid markets. The originators, the sponsors and their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to a mezzanine loan or companion loan based on the potential effect on an investor in the offered certificates, and may receive substantial returns from these transactions.

[In connection with the foregoing, it should be noted that, on the closing date, [___], an affiliate of [___], is the holder of the mezzanine loan related to the mortgage loan secured by the mortgaged property identified on Annex A to this prospectus as [___], representing approximately [___]% of the aggregate principal balance of the mortgage pool as of the cut-off date.]

[In some cases, following the transfer of the mortgage loans to the issuing entity, the originators, the sponsors or their respective affiliates may be the holders of companion loans related to their mortgage loans. See “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”. Any holder of any such pari passu companion loan will have certain consultation rights with respect to servicing decisions involving the related outside serviced loan combination. However, neither the outside servicer nor the outside special servicer will be required to take or to refrain from taking any action pursuant to the advice, recommendations or instructions from the holder of a pari passu companion loan or its representative, or due to any failure to approve an action by any such party, or due to an objection by any such party that would cause either the outside servicer or the outside special servicer to violate applicable law, the related mortgage loan documents, the outside servicing agreement (including the servicing standard), any related co-lender agreement or intercreditor agreement or the REMIC provisions of the Code. See “Description of the Mortgage Pool—Additional Indebtedness” and “—The Loan Combinations” for more information regarding the rights of any companion loan holder.]

[In addition, [Citi Real Estate Funding Inc.] (the retaining sponsor), [_____], as an originator, and [_____], as an originator, (or, in the case of each such originator, a “majority-owned affiliate” (as defined in Regulation RR) thereof), are each expected to hold a portion of the VRR Interest as described in “Credit Risk Retention”; and [Citi Real Estate Funding Inc.] is expected to appoint itself as the initial risk retention consultation party. The risk retention consultation party may, on a strictly non-binding basis, consult with the master servicer and/or the special servicer and recommend that each such servicer take actions that conflict with the interests of holders of certain classes of the certificates. However, neither the master servicer nor the special servicer is required to follow any such recommendations or take directions from the risk retention consultation party and is not permitted to take actions that are prohibited by law or that violate the servicing standard or the terms of the mortgage loan documents. The risk retention consultation party and the party by whom it is appointed may have interests that are in conflict with those of certain other certificateholders, in particular if the risk retention consultation party or any party that can appoint the risk retention consultation party holds companion loan(s) or securities backed thereby, or has financial interests in, or other financial dealings (as a lender or otherwise) with, a borrower or an affiliate of a borrower under any of the mortgage loans. In order to minimize the effect of certain of these conflicts of interest, for so long as any borrower party with respect to a mortgage loan is the risk retention consultation party or the party entitled to appoint the risk retention consultation party (any such mortgage loan being referred to in this context as an “excluded RRCP mortgage loan” as to the risk retention consultation party), then the risk retention consultation party will not have consultation rights solely with respect to any such excluded RRCP mortgage loan. See “Credit Risk Retention”.]

[In addition, the pooling and servicing agreement will provide that, to the extent the risk retention consultation party or a holder of the VRR Interest receives access pursuant to the pooling and servicing agreement to any information relating to an excluded RRCP mortgage loan (or a mortgage loan as to which such holder of a VRR Interest is a borrower party) and/or the related mortgaged properties (other than information with respect to such excluded RRCP mortgage loan (or such mortgage loan as to which a holder of a VRR Interest is a borrower party) that is aggregated with information relating to other mortgage loans at a pool level), the risk retention consultation party or any holder of the VRR Interest will be deemed to have agreed that it (i) will not provide any such information to, among others, the related borrower party or the employees or personnel of the risk retention consultation party or such holder of a VRR Interest or any of such party’s affiliates involved in the management of any investment in the related borrower party or the related mortgaged property, and (ii) will maintain sufficient internal controls and appropriate policies and procedures in order to comply with the limitations described in clause (i) above. There can be no assurance that Citi Real Estate Funding Inc. (as the party with the right to appoint the risk retention consultation party) or the risk retention consultation party will not obtain sensitive information related to the strategy of any contemplated workout or liquidation related to any such mortgage loan or loan combination or otherwise seek to exert its influence over the special servicer in the event such mortgage loan or loan combination becomes subject to a workout or liquidation. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information” in this prospectus.]

Further, various originators, sponsors and their respective affiliates are acting in multiple capacities in or with respect to this transaction, which may include, without limitation, acting as one or more transaction parties or a subcontractor or vendor thereof, participating in interim servicing and/or custodial arrangements with certain transaction parties, providing warehouse financing to, or receiving warehouse financing from, certain other originators or sponsors prior to transfer of the related mortgage loans to the issuing entity, performing certain underwriting services for the originators on a contractual basis and/or conducting due diligence on behalf of an investor with respect to the underlying mortgage loans prior to their transfer to the issuing entity. For a description of certain of the foregoing relationships and arrangements, see “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

These roles and other potential relationships may give rise to conflicts of interest as described above and under “—Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests,” “—Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans” and “—Other Potential Conflicts of Interest May Affect Your Investment”. Each of the foregoing relationships and related interests should be considered carefully by you before you invest in any offered certificates.

Potential Conflicts of Interest of the Master Servicer, the Special Servicer, the Trustee, any Outside Servicer and any Outside Special Servicer

The master servicer, the special servicer or sub-servicer or any of their respective affiliates, may purchase certificates evidencing interests in the trust.

In addition, the master servicer, the special servicer or a sub-servicer for the trust, or any of their respective affiliates, may have interests in, or other financial relationships with, borrowers under the related mortgage loans. These relationships may create conflicts of interest.

The pooling and servicing agreement provides that the mortgage loans serviced thereunder are required to be administered in accordance with the servicing standard without regard to ownership of any certificate by the master servicer or the special servicer or any of their respective affiliates. See “The Pooling and Servicing Agreement—Servicing of the Mortgage Loans”. Each outside servicing agreement provides that the related outside serviced loan combination is required to be administered in accordance with a servicing standard set forth therein. See “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

[In addition, in order to minimize the effect of certain of these conflicts of interest as they relate to the special servicer, for so long as the special servicer obtains knowledge that it is a borrower party with respect to a mortgage loan, the special servicer will be required to resign as special servicer with respect to that mortgage loan and, prior to the occurrence and continuance of a control termination event under the pooling and servicing agreement, the directing certificateholder or the controlling class certificateholder on its behalf will be required to select a separate special servicer that is not a borrower party (referred to in this prospectus as an “excluded special servicer”) with respect to any excluded special servicer loan, unless such excluded special servicer loan is also an excluded loan. After the occurrence and during the continuance of a control termination event or at any time the applicable excluded special servicer loan is also an excluded loan, the resigning special servicer will be required to use reasonable efforts to select the related excluded special servicer. See “Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”. Any excluded special servicer will be required to perform all of the obligations of the special servicer with respect to such excluded special servicer loan and will be entitled to all special servicing compensation with respect to such excluded special servicer loan earned during such time as the related mortgage loan is an excluded special servicer loan. While the special servicer will have the same access to information related to the excluded special servicer loan as it does with respect to the other mortgage loans, the special servicer will covenant in the pooling and servicing agreement that it will not directly or indirectly provide any information related to any excluded special servicer loan to the related borrower party, any of the special servicer’s employees or personnel or any of its affiliates involved in the management of any investment in the related borrower party or the related mortgaged property or, to its actual knowledge, any non-affiliate that holds a direct or indirect ownership interest in the related borrower party, and will maintain sufficient internal controls and appropriate policies and procedures in place in order to comply with those obligations. Notwithstanding those restrictions, there can be no assurance that the related borrower party will not obtain sensitive information related to the strategy of any contemplated workout or liquidation related to an excluded special servicer loan.]

Notwithstanding the foregoing, the master servicer, the special servicer or any of their respective sub-servicers and, as it relates to servicing and administration of any outside serviced loan combination, any outside servicer, any outside special servicer, or any of their respective sub-servicers, may have interests when dealing with the mortgage loans that are in conflict with those of holders of the certificates, especially if:

●	as it relates to the servicing and administration of mortgage loans under the pooling and servicing agreement, the master servicer, the special servicer, a sub-servicer or any of their respective affiliates holds certificates of this securitization transaction or any commercial mortgage-backed securities that evidence an interest in or are secured by the assets of an issuing entity, which assets include a serviced companion loan (or a portion of or interest in a serviced companion loan) (such securities, “serviced companion loan securities”), or

●	as it relates to servicing and administration of any outside serviced loan combination under the related outside servicing agreement, any related outside servicer, any related outside special servicer, a sub-servicer or any of their respective affiliates, holds certificates of this securitization transaction or any securitization involving a companion loan in such outside serviced loan combination;

or, in any case, any of the foregoing parties or any of their respective affiliates directly owns a companion loan or mezzanine loan related to any mortgage loan or otherwise has financial interests in or financial dealings with an applicable borrower, any of its affiliates or a sponsor. Each of these relationships may create a conflict of interest. For example, if the special servicer or its affiliate holds a subordinate class of certificates or serviced companion loan securities, the special servicer might seek to reduce the potential for losses allocable to those certificates or serviced companion loan securities by deferring acceleration of the applicable specially serviced loans in hope of maximizing future proceeds. However, that action could result in less proceeds to the issuing entity than would be realized if earlier action had been taken. Furthermore, none of the master servicer, the special servicer or a sub-servicer is required to act in a manner more favorable to the holders of offered certificates or any particular class of offered certificates than to the holders the non-offered certificates, any serviced companion loan holder or the holder of any serviced companion loan securities.

Each of the master servicer and the special servicer services and is expected to continue to service, in the ordinary course of its business, existing and new mortgage loans for third parties, or itself or its affiliates, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity. The real properties securing these other mortgage loans may be in the same markets as, and compete with, or have owners, obligors or property managers in common with, certain of the mortgaged properties securing the mortgage loans that will be included in the issuing entity. As a result of the services described above, the interests of each of the master servicer and the special servicer and each of its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of the master servicer or the special servicer, as applicable, may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans included in the issuing entity. This may pose inherent conflicts for the master servicer or the special servicer.

A special servicer (whether the initial special servicer or a successor) may enter into one or more arrangements with the controlling class representative, another directing holder, a controlling class certificateholder or other certificateholders, a companion loan holder, or a holder of a security backed (in whole or in part) by a companion loan (or an affiliate or a third-party representative of one or more of the preceding) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the special servicer’s appointment (or continuance) as special servicer under the pooling and servicing agreement and/or the co-lender agreements and limitations on the right of such person to replace the special servicer. The master servicer may enter into an agreement with a sponsor to purchase the servicing rights to the related mortgage loans and/or the right to be appointed as the master servicer with respect to such mortgage loans. Any person that enters into such an economic arrangement with the master servicer or special servicer, as the case may be, may be influenced by such economic arrangement when deciding whether to appoint such master servicer or whether to appoint or replace such special servicer from time to time, and such consideration would not be required to take into account the best interests of the certificateholders or any group of certificateholders. See “—Other Potential Conflicts of Interest May Affect Your Investment” below.

Further, the master servicer, the special servicer, the certificate administrator, the trustee and their respective affiliates are acting in multiple capacities in or related to this transaction, which may include, without limitation, participating in interim servicing and/or custodial arrangements with certain transaction parties, providing warehouse financing to certain originators or sponsors prior to transfer of their related mortgage loans to the issuing entity, and/or conducting due diligence on behalf of an investor with respect to the underlying mortgage loans prior to their transfer to the issuing entity. For a description of certain of the foregoing relationships and arrangements, see “Transaction Parties—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”. Also see “—Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests”, “—Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans” and “—Other Potential Conflicts of Interest May Affect Your Investment”.

Although the master servicer and the special servicer will be required to service and administer the mortgage loan pool in accordance with the servicing standard and, accordingly, without regard to their rights to receive compensation under the pooling and servicing agreement and without regard to any potential obligation to repurchase or substitute a mortgage loan if the master servicer or special servicer is a mortgage loan seller, the possibility of receiving additional servicing compensation in the nature of assumption and modification fees, the continuation of receiving fees to service or specially service a mortgage loan, or the desire to avoid a repurchase demand resulting from a breach of a representation and warranty or material document default may under certain circumstances provide the master servicer or the special servicer, as the case may be, with an economic disincentive to comply with this standard.

Similarly, with respect to the outside serviced mortgage loans, conflicts described above may arise with respect to an outside servicer, an outside special servicer, a sub-servicer, or any of their respective affiliates.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Additional Compensation to the Master Servicer and the Special Servicer and Interest on Advances Will Affect Your Right to Receive Distributions on Your Offered Certificates

The master servicer, the special servicer and the trustee will each be entitled to receive interest on unreimbursed advances made by that party with respect to the mortgage loans. This interest will generally accrue from the date on which the related advance was made or the related expense was incurred through the date of reimbursement. In addition, under certain circumstances, including a default by the borrower in the payment of principal and interest on a mortgage loan, that mortgage loan will become specially serviced and the special servicer will be entitled to compensation for performing special servicing functions pursuant to the related pooling and servicing agreement. Similar considerations exist with respect to outside servicers, outside special servicers and outside trustees in connection with the servicing of the outside serviced mortgage loans. The right to receive interest on advances or special servicing compensation is senior to the rights of certificateholders to receive distributions on the offered certificates. Thus, the payment of interest on advances and the payment of special servicing compensation may lead to shortfalls in amounts otherwise distributable on your offered certificates.

Inability to Replace the Master Servicer Could Affect Collections and Recoveries on the Mortgage Loans

The structure of the servicing fee payable to the master servicer might affect the ability to find a replacement master servicer. Although the trustee is required to replace the master servicer if the master servicer is terminated or resigns, if the trustee is unwilling (including for example because the servicing fee is insufficient) or unable (including for example, because the trustee does not have the systems to service mortgage loans), it may be necessary to appoint a replacement master servicer. Because the master servicing fee is generally structured as a percentage of the outstanding principal balance of each mortgage loan, it may be difficult to replace the servicer at a time when the balance of the mortgage loans has been significantly reduced because the fee may be insufficient to cover the costs associated with servicing the mortgage assets and/or related REO properties remaining in the mortgage pool. The performance of the mortgage assets may be negatively impacted, beyond the expected transition period during a servicing transfer, if a replacement master servicer is not retained within a reasonable amount of time.

Potential Conflicts of Interest of the Operating Advisor

[___], a [___] organized under the laws of [___], has been appointed as the initial operating advisor with respect to all of the serviced mortgage loans; provided, however, that the operating advisor may have limited or no consultation rights with an outside special servicer pursuant to the pooling and servicing agreement. See “Transaction Parties—The Operating Advisor and the Asset Representations Reviewer”. In acting as operating advisor, the operating advisor is required to act solely on behalf of the issuing entity, in the best interest of, and for the benefit of, the certificateholders (as a collective whole) and will have no fiduciary duty to any party. [In addition, pursuant to Regulation RR, the operating advisor is not permitted to (i) be affiliated with other parties to this securitization transaction (which, for the avoidance of doubt, does not include the asset representations reviewer) or (ii) directly or indirectly have any financial interest in this securitization transaction other than in fees from its role as the operating advisor.] See “The Pooling and Servicing Agreement—Operating Advisor”.

In the normal course of conducting its business, [___] and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included institutional investors, the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer, a directing holder, a companion loan holder, the controlling class representative[, the risk retention consultation party] or collateral property owners or affiliates of any of those parties. Each of these relationships, to the extent they exist, may continue in the future and may involve a conflict of interest with respect to [__] duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which [___] performs its duties under the pooling and servicing agreement.

In addition, [___] and its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for third parties, or itself or its affiliates, including portfolios of mortgage loans similar to the mortgage loans that will be included in the issuing entity. The real properties securing these other mortgage loans may be in the same markets as, and compete with, or have owners, obligors or property managers in common with, certain of the mortgaged properties securing the mortgage loans that will be included in the issuing entity. [As a result of the duties described above, the interests of [___] and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity.] Consequently, personnel of [___] may perform services on behalf of the issuing entity with respect to the mortgage loans included in the issuing entity, at the same time as they are performing services on behalf of other persons with respect to other mortgage loans secured by properties that may compete with the mortgaged properties securing the mortgage loans included in the issuing entity. This may pose inherent conflicts of interest for [___]. Although the operating advisor is required to consider the servicing standard in connection with its activities under the pooling and servicing agreement, the operating advisor will not itself be bound by the servicing standard.

[In addition, the operating advisor and its affiliates may have interests that are in conflict with those of certificateholders if the operating advisor or any of its affiliates holds certificates, or has financial interests in or financial dealings with any of the parties to this transaction, a borrower or a parent of a borrower. Each of these relationships may also create a conflict of interest.]

Potential Conflicts of Interest of the Asset Representations Reviewer

[___] has been appointed as the initial asset representations reviewer with respect to the mortgage loans. See “Transaction Parties—The Operating Advisor and the Asset Representations Reviewer”. In the normal course of conducting its business, [___] and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included institutional investors, the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer, a directing holder, a companion loan holder, the controlling class representative[, the risk retention consultation party] or collateral property owners or affiliates of any of those parties. Each of these relationships, to the extent they exist, may continue in the future and may involve a conflict of interest with respect to [___]’s duties as asset representations reviewer. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which [___] performs its duties under the pooling and servicing agreement.

In addition, [___] and its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans that will be included in the issuing entity. These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans that will be included in the issuing entity and the related mortgaged properties. Consequently, personnel of [___] may perform services on behalf of the issuing entity, with respect to the mortgage loans included in the issuing entity, at the same time as they are performing services on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans included in the issuing entity. This may pose inherent conflicts of interest for [___].

In addition, the asset representations reviewer and its affiliates may have interests that are in conflict with those of the certificateholders if the asset representations reviewer or any of its affiliates holds certificates, or has financial interests in or financial dealings with any of the parties to this transaction, borrowers or a parent of a borrower. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of a Directing Holder, any Outside Controlling Class Representative and any Companion Loan Holder

It is expected that [(i)] [___]will be the initial controlling class representative and, accordingly, the initial directing holder with respect to all of the serviced mortgage loans and serviced loan combinations (other than (x) any excluded mortgage loan and (y) any serviced outside controlled loan combination)[, (ii) [___] will, as of the closing date, be the holder of the [___] controlling pari passu companion loan and, as such, will be the initial directing holder with respect to the [___] loan combination, and (iii) [___] will, as of the closing date, be the holder of the [___] subordinate companion loan designated as note [___] and, as such, will be the initial directing holder with respect to the [___] loan combination]. See “—Potential Conflicts of Interest of the Master Servicer, the Special Servicer, the Trustee, any Outside Servicer and any Outside Special Servicer” above. The initial outside controlling class representative(s) with respect to the outside serviced mortgage loan(s) (to the extent definitively identified) are set forth in the table titled “Outside Serviced Mortgage Loans Summary” under “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans—General”.

Except as limited by certain conditions described under “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”, the special servicer (but not any outside special servicer for any outside serviced loan combination) may be removed with or without cause: (a) with respect to a serviced outside controlled loan combination, by the related outside controlling note holder; and (b) with respect to the other serviced mortgage loans and serviced companion loans (but excluding any excluded mortgage loan), by the controlling class representative (so long as no control termination event exists). See “The Pooling and Servicing Agreement—Directing Holder” and “—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”.

In addition, a directing holder will have certain consent and/or consultation rights with respect to the applicable serviced mortgage loan(s) and serviced companion loan(s) under the pooling and servicing agreement under certain circumstances, as described in this prospectus; provided, however, that a directing holder may lose any such rights upon the occurrence of certain events. See “The Pooling and Servicing Agreement—Directing Holder”.

The controlling class representative will be controlled by the controlling class certificateholders, and the holders of the controlling class will have no duty or liability to any other certificateholder. Likewise, no holder of a serviced companion loan or any representative thereof will have any duty or liability to any certificateholder. See “The Pooling and Servicing Agreement—Directing Holder”. Any directing holder may have interests in conflict with those of some or all of the certificateholders. As a result, it is possible that such directing holder (for so long as it is permitted to do so (e.g., in the case of the controlling class representative, for so long as a control termination event does not exist)) may direct the special servicer to take actions that conflict with the interests of holders of certain classes of the certificates. Accordingly, the special servicer may, based on such direction, take actions with respect to the applicable specially serviced loan(s) for which the special servicer is responsible that could adversely affect the holders of some or all of the classes of certificates. However, the special servicer is not permitted to take actions that are prohibited by law or violate the servicing standard or the terms of the mortgage loan documents. In addition, except as limited by certain conditions described under “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”,

the special servicer may be removed and replaced with or without cause with respect to the applicable serviced loan(s) under the pooling and servicing agreement at any time by (and with a successor to be appointed by) the controlling class representative or other directing holder, as applicable (and, in the case of the controlling class representative, for so long as a control termination event does not exist, and other than with respect to any serviced outside controlled loan combination or any excluded mortgage loan). See “The Pooling and Servicing Agreement—Directing Holder” and “—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”.

None of the serviced subordinate companion loan holder(s), any serviced subordinate companion loan holder’s representatives, any holder of a serviced outside controlled companion loan, or any representatives of a holder of a serviced outside controlled companion will be a party to the pooling and servicing agreement, but one or more of such parties will be a third party beneficiary thereof and their rights may affect the servicing of the related mortgage loan.

Similarly, the related outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) has, with respect to an outside serviced loan combination, certain consent and consultation rights and rights to replace the related outside special servicer under the related outside servicing agreement, and (so long as a consultation termination event does not exist) the controlling class representative for this securitization transaction will have certain consultation rights with respect to such outside serviced loan combination. See “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Any or all of the controlling class representative for this securitization transaction, an outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder), and the outside controlling note holder of a serviced outside controlled loan combination may have interests that are in conflict with those of any or all of the certificateholders, especially if the applicable party or any affiliate thereof holds certificates, or has financial interests in or other financial dealings (as lender or otherwise) with a borrower or a parent of a borrower. Each of these relationships may create a conflict of interest.

The special servicer, at the direction of or upon consultation with, as applicable, a serviced companion loan holder (or its representative), may take actions with respect to the related serviced loan combination that could adversely affect the holders of some or all of the classes of the certificates, to the extent described under “Description of the Mortgage Pool—The Loan Combinations”. No serviced companion loan holder (or its representative) will have any duty to the holders of any class of certificates and may have interests in conflict with those of the certificateholders. As a result, it is possible that a serviced companion loan holder (or its representative) may advise (or, if it is the outside controlling note holder of a serviced outside controlled loan combination, may direct) the special servicer to take actions that conflict with the interests of holders of certain classes of the certificates.

No certificateholder may take any action against the controlling class representative for this securitization transaction, any outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) or any serviced companion loan holder (or its representative) for having acted solely in its own interests. See “Description of the Mortgage Pool—The Loan Combinations”, “The Pooling and Servicing Agreement—Directing Holder” and “—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”.

However, if any mortgage loan becomes an “excluded controlling class mortgage loan” (i.e., a mortgage loan or loan combination with respect to which the controlling class representative or any controlling class certificateholder is a borrower party), the controlling class representative or any controlling class certificateholder that is a borrower party (each, as applicable, an “excluded controlling class holder”) will not be entitled to have access to any related “excluded information”, including any asset status reports, final asset status reports or any summaries related thereto (and any other information identified in the pooling and servicing agreement), with respect to such excluded controlling class mortgage loan. Although the pooling and servicing agreement will require (i) each excluded controlling class holder to certify that it acknowledges and agrees that it is prohibited from accessing and reviewing (and it agrees not to access and review) any related excluded information and (ii) the controlling class representative or any controlling class certificateholder that is not an excluded controlling class holder to certify and agree that they will not share any such excluded information with any excluded controlling class holder, we cannot assure you that such excluded controlling class holders will not access, obtain, review and/or use, or the controlling class representative or any controlling class certificateholder that is not an excluded controlling class holder will not share with such excluded controlling class holder, such related excluded information in a manner that adversely impacts your certificates.

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans

The anticipated initial investor in the Class [__] Class [__] and Class [__] certificates (the “B-Piece Buyer”) was given the opportunity by the sponsors to perform due diligence on the mortgage loans originally identified by the sponsors for inclusion in the issuing entity, and to request the removal, re-sizing or change in other features of some or all of the mortgage loans. The B-Piece Buyer may have adjusted the mortgage pool as originally proposed by the sponsors by removing or otherwise excluding certain proposed mortgage loans. In addition, the B-Piece Buyer received or may receive price adjustments or cost mitigation arrangements in connection with accepting certain mortgage loans in the mortgage pool.

We cannot assure you that you or another investor would have made the same requests to modify the original pool as the B-Piece Buyer or that the final pool as influenced by the B-Piece Buyer’s feedback will not adversely affect the performance of your certificates and benefit the performance of the B-Piece Buyer’s certificates. Because of the differing subordination levels, the B-Piece Buyer has interests that may, in some circumstances, differ from those of purchasers of other classes of certificates, and may desire a portfolio composition that benefits the B-Piece Buyer but that does not benefit other investors. In addition, the B-Piece Buyer may enter into hedging or other transactions [(except as may be restricted pursuant to the credit risk retention rules)] or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. The B-Piece Buyer performed due diligence solely for its own benefit and has no liability to any person or entity for conducting its due diligence. The B-Piece Buyer is not required to take into account the interests of any other investor in the certificates in exercising remedies or voting or other rights in its capacity as owner of the Class [__], Class [__] and Class [__] certificates or in making requests or recommendations to the sponsors as to the selection of the mortgage loans and the establishment of other transaction terms. Investors are not entitled to rely on in any way the B-Piece Buyer’s acceptance of a mortgage loan. The B-Piece Buyer’s acceptance of a mortgage loan does not constitute, and may not be construed as, an endorsement of such mortgage loan, the underwriting for such mortgage loan or the origination of such mortgage loan.

The B-Piece Buyer will have no liability to any certificateholder for any actions taken by it as described in the preceding two paragraphs, and the pooling and servicing agreement will provide that each certificateholder, by its acceptance of a certificate, waives any claims against such buyers in respect of such actions.

It is anticipated that [_____] (or an affiliate) will be the initial controlling class representative and, accordingly, the initial directing holder with respect to the serviced mortgage loans and serviced companion loans other than any serviced outside controlled loan combination and any excluded mortgage loan. The controlling class representative will have certain rights to direct and consult with the special servicer with respect to the applicable serviced loans. In addition, the controlling class representative will generally have certain consultation rights with regard to some or all of the outside serviced mortgage loans under each related co-lender agreement. See “—Potential Conflicts of Interest of a Directing Holder, any Outside Controlling Class Representative and any Companion Loan Holder” above.

Because the incentives and actions of the B-Piece Buyer may, in some circumstances, differ from or be adverse to those of purchasers of the offered certificates, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool and should not rely upon any B-Piece Buyer’s due diligence or investment decision (or due diligence or the investment decision of its affiliates).

Conflicts of Interest May Occur as a Result of the Rights of the Controlling Class Representative, an Outside Controlling Class Representative or a Controlling Note Holder to Terminate the Special Servicer of the Related Loan Combination

With respect to each loan combination, the controlling class representative, an outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) or the outside controlling note holder of a serviced outside controlled loan combination, as applicable, will be entitled, under certain circumstances, to remove the special servicer or outside special servicer, as applicable, for such loan combination and, in such circumstances, appoint a successor special servicer or successor outside special servicer, as applicable, for such loan combination (or have certain consent rights with respect to such removal or replacement).

The party with this appointment power may have special relationships or interests that conflict with those of the holders of one or more classes of certificates. In addition, that party does not have any duties to the holders of any class of certificates, may act solely in its own interests, and will have no liability to any certificateholders for having done so. No certificateholder may take any action against the controlling class representative, an outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder), or the outside controlling note holder of a serviced outside controlled companion loan, as applicable (under the pooling and servicing agreement for this securitization or any other servicing agreement), or against any other parties for having acted solely in their own respective interests. See “Description of the Mortgage Pool—The Loan Combinations” for a description of these rights to terminate a special servicer.

Other Potential Conflicts of Interest May Affect Your Investment

A special servicer (whether the initial special servicer or a successor) may enter into one or more arrangements with the controlling class representative, a controlling class certificateholder, a companion loan holder, a holder of a security backed, in whole or in part, by a companion loan, or any other certificateholders (or an affiliate or a third-party representative of one or more of the preceding) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the appointment (or continuance) of such special servicer under the pooling and servicing agreement and, with respect to any serviced loan combinations, the related co-lender agreement and limitations on the right of such person to replace the special servicer.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

The managers of the mortgaged properties and the borrowers may experience conflicts of interest in the management and/or ownership of the mortgaged properties because:

●	a substantial number of the mortgaged properties are managed by property managers affiliated with the respective borrowers;

●	these property managers also may manage and/or franchise additional properties, including properties that may compete with the mortgaged properties; and

●	affiliates of the managers and/or the borrowers, or the managers and/or the borrowers themselves, also may own other properties, including competing properties.

None of the borrowers, property managers or any of their affiliates or any employees of the foregoing has any duty to favor the leasing of space in the mortgaged properties over the leasing of space in other properties, one or more of which may be adjacent to or near the mortgaged properties.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

[Reimbursement of Operating Advisor Expenses Could Reduce Payments on the Offered Certificates

As described elsewhere in this prospectus, in general, unless your certificates are [LIST MOST SENIOR CLASSES] certificates, your right to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will generally be subordinated to those of the holders of the certificates with a more senior payment priority (as described under “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus) than your class and to those of the holders of Class [EC] certificates to the extent the components thereof have a more senior payment priority (as described under “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus) than your class. However, the Control Eligible Certificates will not provide subordination to the more senior classes of certificates in the event of losses incurred by the issuing entity due to reimbursement of operating advisor expenses (other than the operating advisor fee).

Therefore, amounts that might otherwise be distributable in respect of the [LIST NON-CONTROL ELIGIBLE CLASSES] certificates may be used to reimburse operating advisor expenses in full without any corresponding reduction to amounts payable to the Control Eligible Certificates. See “—Certain Classes of the Offered Certificates Are Subordinate to, and Are Therefore Riskier Than, Other Classes,” “Description of the Certificates—Distributions—Priority of Distributions” and “Description of the Certificates—Subordination; Allocation of Realized Losses” in this prospectus.]

Your Lack of Control Over the Issuing Entity and Servicing of the Mortgage Loans Can Create Risks

Except as described under “Description of the Certificates—Voting Rights” and “The Pooling and Servicing Agreement”, you and other certificateholders generally do not have a right to vote and do not have the right to make decisions with respect to the administration of the issuing entity.

Those decisions are generally made, subject to the express terms of the pooling and servicing agreement, by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable. Any decision made by one of those parties in respect of the issuing entity, even if that decision is determined to be in your best interests by that party, may be contrary to the decision that you or other certificateholders would have made and may negatively affect your interests.

Except as limited by certain conditions described under “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”, the special servicer (but not any outside special servicer) may be removed with or without cause: (a) with respect to a serviced outside controlled loan combination, by the related outside controlling note holder; and (b) with respect to the other serviced mortgage loans and serviced companion loans (but excluding any excluded mortgage loan), by the controlling class representative (so long as no control termination event exists). In addition, the special servicer (but not any outside special servicer or any special servicer for any loan combination that is then a serviced outside controlled loan combination) may be replaced based on a certificateholder vote (a) after the occurrence and during the continuance of a control termination event, at the request of certain certificateholders entitled to at least a specified percentage of voting rights allocated thereto, or (b) [after the occurrence and during the continuance of a consultation termination event][at any time], based on the recommendation of the operating advisor (provided that the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer has failed to comply with the servicing standard and (2) a replacement special servicer would be in the best interest of the certificateholders (as a collective whole)). See “The Pooling and Servicing Agreement—Directing Holder” and “—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”.

[After the occurrence and during continuance of a control termination event, the holders of at least __% of the voting rights of the certificates (other than the Class [__] and Class [__] certificates) may request a vote to replace the special servicer under the pooling and servicing agreement (except with respect to a serviced outside controlled loan combination). The subsequent vote may result in the termination and replacement of the special servicer if (within 180 days of the initial request for that vote) the holders of (a) at least __% of the voting rights of the certificates (other than the Class [__] and Class [__] certificates), or (b) more than __% of the voting rights of each class of certificates other than the Class [__], Class [__], Class [__] and Class [__] certificates (but considering only those classes of certificates that have, in each such case, an outstanding certificate principal amount, as notionally reduced by any appraisal reduction amounts then allocable to the subject class of certificates, equal to or greater than __% of an amount equal to (i) the initial certificate principal amount of such class of certificates minus (ii) payments of principal previously made with respect to such class of certificates, and considering each class of the Class [__], Class [__] and Class [__] certificates together with the Class [EC] certificates’ applicable percentage interest of the related Class [__], Class [__] or Class [__] trust component as a single “Class” for such purpose) vote affirmatively to so terminate and replace. In addition, after the occurrence and during the continuance of a consultation termination event, the operating advisor may recommend the replacement of the special servicer (with respect to the applicable mortgage loan(s) and companion loan(s) serviced under the pooling and servicing agreement); provided that the operating advisor may not recommend the removal of the special servicer with respect to a serviced outside controlled loan combination without the consent of the related controlling note holder. That recommendation may result in the termination and replacement of the special servicer (with respect to the applicable mortgage loan(s) and companion loan(s)) if (within 180 days of the initial request for a vote) the holders of more than __% of the voting rights of each class of certificates other than the Class [__], Class [__], Class [__] and Class [__] certificates (but considering only those classes of certificates that have, in each such case, an outstanding certificate principal amount, as notionally reduced by any appraisal reduction amounts then allocable to the subject class of certificates, equal to or greater than __% of an amount equal to (i) the initial certificate principal amount of such class of certificates minus (ii) payments of principal previously made with respect to such class of certificates, and considering each class of the Class [__], Class [__] and Class [__] certificates together with the Class [EC] certificates’ applicable percentage interest of the related Class [__], Class [__] or Class [__] trust component as a single “Class” for such purpose) vote affirmatively to so terminate and replace. See “Description of the Mortgage Pool—The Loan Combinations”, “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event” and “—Servicing of the Outside Serviced Mortgage Loans”.]

The outside special servicer for any outside serviced loan combination will likewise be subject to removal and replacement by the related outside controlling class representative, in connection with a securityholder vote and/or, with respect to any outside serviced loan combination as to which the related controlling note has not been securitized, by the related controlling note holder for such outside serviced loan combination, subject to certain conditions provided in the related outside servicing agreement and the related co-lender agreement.

In addition, a directing holder will have certain consent and/or consultation rights with respect to the applicable mortgage loan(s) and companion loan(s) under the pooling and servicing agreement under certain circumstances, as described in this prospectus; provided, however, that a directing holder may lose any such rights upon the occurrence of certain events. See “The Pooling and Servicing Agreement—Directing Holder”. Similarly, any outside controlling class representative may have certain consent and consultation rights with respect to the related outside serviced loan combination under the outside servicing agreement and the related co-lender agreement, which (in the case of an outside controlling class representative) it may lose upon the occurrence of certain events specified in the outside servicing agreement. See “Description of the Mortgage Pool—The Loan Combinations”.

In addition, while there is an operating advisor with certain obligations in respect of reviewing the compliance of the special servicer with certain of its obligations under the pooling and servicing agreement, the operating advisor (i) has no control rights over actions by the special servicer at any time, (ii) has no ability to communicate with, or directly influence the actions of, the borrowers at any time, (iii) has no consultation rights over actions by the special servicer prior to the occurrence and continuance of [an operating advisor consultation trigger event], (iv) has no consultation rights in connection with a serviced outside controlled loan combination unless consultation rights are granted to the issuing entity as holder of the related split mortgage loan and (v) has no consultation rights in connection with the outside serviced loan combinations, and the special servicer is under no obligation at any time to act upon any of the operating advisor’s recommendations. In addition, the operating advisor only has the limited obligations and duties set forth in the pooling and servicing agreement, and has no fiduciary duty, has no other duty except with respect to its specific obligations under the pooling and servicing agreement and has no duty or liability to any particular class of certificates or any certificateholder. It is not intended that the operating advisor act as a surrogate for the certificateholders. Investors should not rely on the operating advisor to monitor the actions of any directing holder or special servicer, other than to the limited extent specifically required in respect of certain actions of the special servicer at certain prescribed times under the pooling and servicing agreement, or to affect the special servicer’s actions under the pooling and servicing agreement.

In certain limited circumstances, certificateholders have the right to vote on matters affecting the issuing entity. In some cases these votes are by certificateholders taken as a whole and in others the vote is by class, and in either case a particular vote may exclude certain classes. Your interests as an owner of certificates of a particular class may not be aligned with the interests of owners of one or more other classes of certificates in connection with any such vote. Voting rights are generally allocated to a particular class based on the outstanding certificate balance (or outstanding notional amount, as applicable) thereof, which is reduced (or indirectly reduced in the case of a notional amount) by realized losses. In certain cases, however, the allocation of and/or right to exercise voting rights may take into account the allocation of appraisal reduction amounts. Furthermore, quorums have been established for certain votes that would ultimately permit certain actions to be taken based on the affirmative vote of the holders of certificates evidencing less (and perhaps materially less) than a majority of the voting rights. These limitations on voting could adversely affect your ability to protect your interests with respect to matters voted on by certificateholders. You [generally] have no right to vote on any servicing matters related to any outside serviced loan combination. See “Description of the Certificates—Voting Rights” and “The Pooling and Servicing Agreement”.

[In general, a certificate beneficially owned by the master servicer, the special servicer (including, for the avoidance of doubt, any excluded special servicer), the trustee, the certificate administrator, the depositor, any mortgage loan seller, a borrower party or any sub-servicer (as applicable) or affiliate of any of such persons will be deemed not to be outstanding and a holder of such certificate will not have the right to vote, subject to certain exceptions, as further described in the definition of “Certificateholder” under “Description of the Certificates—Reports to Certificateholders; Certain Available Information—Certificate Administrator Reports”.]

[The Servicing of the [______] Loan Combination Will Shift to Other Servicers

The servicing of the [______] loan combination is currently governed by the [______] pooling and servicing agreement but is expected to be governed by such pooling and servicing agreement only temporarily, until such time as the related controlling pari passu companion loan is securitized in a separate securitization. At that time, the servicing and administration of the [______] loan combination will shift to the outside servicer and outside special servicer under that other future securitization and will be governed exclusively by the servicing agreement entered into in connection with that securitization and the related co-lender agreement. Neither the closing date of any such future securitization nor the identity of the outside servicer or outside special servicer for any such future securitization has been definitively determined. In addition, the provisions of the related outside servicing agreement that will be in effect upon securitization of the related controlling pari passu companion loan have not yet been definitively determined, although such agreement will be required to satisfy the requirements of the related co-lender agreement. See “Description of the Mortgage Pool—The Loan Combinations”. Prospective investors should be aware that they will not have any control over the identity of any outside servicer or outside special servicer, nor will they have any assurance as to the particular terms of any such outside servicing agreement except to the extent of compliance with the requirements of the related co-lender agreement.]

[The Controlling Pari Passu Companion Loan for Each of Certain of the Loan Combinations Is Expected to Be Contributed to an Outside Securitization That Has Not Yet Closed, and the Provisions of the Related Outside Servicing Agreement Expected to Govern Such Loan Combination Have Yet to Be Finalized

It is expected that the [______] loan combination will be serviced and administered pursuant to the pooling and servicing agreement for the commercial mortgage securitization transaction to which the [______] pari passu companion loan evidenced by note [__] is to be contributed, which is expected to be the [______] securitization. However, the [______] securitization has not closed, and the provisions of the [______] pooling and servicing agreement have not yet been finalized, although such provisions will be required to satisfy the requirements of the related co-lender agreement. See “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”. Prospective investors should be aware that they will not have any control over, nor any assurance as to, whether the closing of the [______] securitization transaction actually occurs, nor will they have any assurance as to the particular terms of the [______] pooling and servicing agreement, except to the extent of compliance with the requirements of the related co-lender agreement.]

Rights of the Directing Holder[, the Risk Retention Consultation Party] and the Operating Advisor Could Adversely Affect Your Investment

In connection with the taking of certain actions that would be a major decision in connection with the servicing of a serviced mortgage loan or, if applicable, loan combination under the pooling and servicing agreement (and, in the case of the controlling class representative, for so long as a control termination event does not exist and the related mortgage loan is not an excluded mortgage loan), the special servicer generally will be required to obtain the consent of the related directing holder. In addition, in connection with such actions or decisions regarding a mortgage loan or, if applicable, loan combination serviced under the pooling and servicing agreement, the special servicer generally will be required to consult with (i) after the occurrence and during the continuance of a control termination event, the controlling class representative (until the occurrence and during the continuance of a consultation termination event unless an excluded mortgage loan is involved), and (ii) after the occurrence and during the continuance of an operating advisor consultation trigger event, the operating advisor[, and (iii) the risk retention consultation party to the extent set forth in the pooling and servicing agreement]; provided that such consultation will occur with respect to a serviced outside controlled loan combination if and to the extent that the holder of the related split mortgage loan is granted consultation rights under the related co-lender agreement. See “The Pooling and Servicing Agreement—Directing Holder”. Such actions and decisions include, among others, certain loan modifications, including modifications of monetary terms, foreclosure or comparable conversion of the related mortgaged property or properties, and certain sales of the mortgage loan(s) or, if applicable, loan combination(s), or any related REO property or properties for less than the outstanding principal amount plus accrued interest, fees and expenses. See “The Pooling and Servicing Agreement—Directing Holder” for a list of actions and decisions requiring consultation with the operating advisor (following the occurrence of an operating advisor consultation trigger event) and/or the controlling class representative (following the occurrence of a control termination event). As a result of these obligations, the special servicer may take actions with respect to a serviced mortgage loan that could adversely affect the interests of investors in one or more classes of offered certificates.

You will be acknowledging and agreeing, by your purchase of offered certificates, that any directing holder [or the risk retention consultation party]: (i) may have special relationships and interests that conflict with those of holders of one or more classes of certificates; (ii) may act solely in its own interests (or, in the case of the controlling class representative, in the interests of the holders of the controlling class [or, in the case of the risk retention consultation party, the interests of the holder of the applicable portion of the VRR Interest, as applicable]); (iii) does not have any duties to the holders of any class of certificates (other than, in the case of the controlling class representative, holder of the controlling class [or, in the case of the risk retention consultation party, the interests of the holder of the applicable portion of the VRR Interest, as applicable]); (iv) may take actions that favor its own interests (or, in the case of the controlling class representative, the interests of the holders of the controlling class [or, in the case of the risk retention consultation party, the interests of the holder of the applicable portion of the VRR Interest, as applicable]) over the interests of the holders of one or more classes of certificates; and (v) will have no liability whatsoever (other than, in the case of the controlling class representative, to the related controlling class certificateholder(s)) for having so acted as set forth in (i) – (iv) above, and that no certificateholder may take any action whatsoever against any directing holder [or the risk retention consultation party] or any affiliate, director, officer, employee, shareholder, member, partner, agent or principal of any directing holder [or the risk retention consultation party] for having so acted.

[Realization on a Mortgage Loan That Is Part of a Serviced Loan Combination May Be Adversely Affected by the Rights of the Related Serviced Companion Loan Holder

If a serviced pari passu loan combination were to become defaulted, the related co-lender agreement requires the special servicer, in the event it determines to sell the related mortgage loan in accordance with the terms of the pooling and servicing agreement, to sell the related serviced pari passu companion loan(s) (and, under certain circumstances, any related subordinate companion loan(s)) together with such defaulted mortgage loan. We cannot assure you that such a required sale of a defaulted loan combination (or applicable portion thereof) would not adversely affect the ability of the special servicer to sell such mortgage loan, or the price realized for such mortgage loan, following a default on the related serviced pari passu loan combination. Further, if, pursuant to the related co-lender agreement, the issuing entity as holder of the related mortgage loan is (and the related serviced pari passu companion loan holder is not) the directing holder (with the right to consent to material servicing decisions and replace the special servicer, subject to the conditions specified under “The Pooling and Servicing Agreement—Directing Holder” and “—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”) with respect to the subject serviced pari passu loan combination, the related serviced pari passu companion loan may not be as marketable as the related mortgage loan held by the issuing entity. Accordingly, if any such sale does occur with respect to the serviced pari passu loan combination, then the net proceeds realized by the certificateholders in connection with such sale may be less than would be the case if only the related mortgage loan were subject to such sale.

In the case of a serviced outside controlled loan combination, a related companion loan holder or its representative will generally have the right to consent to certain servicing actions with respect to such loan combination by the master servicer or special servicer, as applicable (and, in certain cases, direct the special servicer to take certain servicing actions with respect to such loan combination). In addition, for so long as a consultation termination event does not exist, unless an excluded mortgage loan is involved (or unless the controlling note is a subordinate companion loan in an AB loan combination), the controlling class representative will have non-binding consultation rights with respect to certain servicing decisions involving any serviced outside controlled loan combination.

In connection with the servicing of a serviced pari passu loan combination, the related serviced pari passu companion loan holder or its representative (if it is not otherwise exercising the rights of directing holder) will be entitled to consult with the special servicer regarding material servicing actions, including making recommendations as to alternative actions to be taken by the special servicer with respect to such serviced pari passu loan combination, and such recommended servicing actions could adversely affect the holders of some or all of the classes of certificates. The serviced pari passu companion loan holder and its representative may have interests in conflict with those of the holders of some or all of the classes of certificates, and it is possible that the serviced pari passu companion loan holder or its representative may advise the special servicer to take actions that conflict with the interests of the holders of certain classes of the certificates. Notwithstanding the foregoing, any such consultation with the serviced pari passu companion loan holder or its representative is non-binding, and in no event is the special servicer obligated at any time to follow or take any alternative actions recommended by such serviced pari passu companion loan holder (or its representative).

With respect to any serviced AB loan combination, pursuant to the terms of the pooling and servicing agreement, if such serviced AB loan combination becomes a defaulted mortgage loan, and if the special servicer determines to sell the related serviced mortgage loan, then such sale will be subject to (and the proceeds derived therefrom may be affected by) the right of the subordinate companion loan holder(s) to purchase, and cure defaults under, the related defaulted mortgage loan (together with any related serviced pari passu companion loans, if any) as and to the extent described in “Description of the Mortgage Pool—The Loan Combinations”.

With respect to any serviced AB loan combination, the holder of the related subordinate companion loan will initially have the right to consent to certain servicing actions by the master servicer or special servicer, as applicable (and, in certain cases, direct the special servicer to take certain servicing actions with respect to such serviced AB loan combination).

You will be acknowledging and agreeing, by your purchase of offered certificates, that, with respect to any mortgage loan that is part of a serviced loan combination, the related serviced companion loan holder:

●	may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

●	may act solely in its own interests, without regard to your interests;

●	does not have any duties to any other person, including the holders of any class of certificates;

●	may take actions that favor its interests over the interests of the holders of one or more classes of certificates; and

●	will have no liability whatsoever for having so acted and that no certificateholder may take any action whatsoever against the serviced companion loan holder or any director, officer, employee, agent, representative or principal of the serviced companion loan holder for having so acted.]

[With respect to the mortgage loan that is subject to a subordinate companion loan, [the holders of the subordinate companion loan (or in the case of the trust subordinate companion loan, [the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the trust subordinate companion loan)] will have the right under certain limited circumstances [(and acting through the loan specific directing certificateholder in the case of the [LOAN SPECIFIC CLASS] certificates)] to (i) cure certain defaults with respect to the related mortgage loan and to purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) prior to the occurrence and continuance of an AB control appraisal period with respect to the subordinate companion loan, approve certain modifications and consent to certain actions to be taken with respect to the related loan combination. The rights of the holder of a subordinate companion loan could adversely affect your ability to protect your interests with respect to matters relating to the related mortgage loan. See “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination”.]

Rights of any Outside Controlling Class Representative or Other Controlling Note Holder with Respect to an Outside Serviced Loan Combination Could Adversely Affect Your Investment

With respect to each outside serviced loan combination, the related outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) will have rights comparable to those of the controlling class representative for this securitization transaction, and accordingly, prospective investors should consider the following:

●	An outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) may have interests in conflict with those of the holders of some or all of the classes of certificates.

●	With respect to any outside serviced loan combination, although the outside special servicer is not permitted to take actions which are prohibited by law or violate the servicing standard under the related outside servicing agreement or the terms of the related mortgage loan documents, it is possible that the related outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) may direct the outside special servicer to take actions with respect to the outside serviced loan combination that conflict with the interests of the holders of certain classes of the certificates.

You will be acknowledging and agreeing, by your purchase of offered certificates, that, with respect to any outside serviced mortgage loan, the related outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder):

●	may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

●	may act solely in its own interests, without regard to your interests;

●	does not have any duties to any other person, including the holders of any class of certificates;

●	may take actions that favor its interests over the interests of the holders of one or more classes of certificates; and

●	will have no liability whatsoever for having so acted and that no certificateholder may take any action whatsoever against such outside controlling class representative (or other controlling note holder) or any director, officer, employee, agent or principal of such outside controlling class representative (or other controlling note holder) for having so acted.

You Will Not Have Any Control Over the Servicing of Any Outside Serviced Mortgage Loan

Each outside serviced mortgage loan is secured by one or more mortgaged properties that also secure a companion loan that is not an asset of the issuing entity and is being serviced under an outside servicing agreement, which is the servicing agreement governing the securitization of such companion loan, by the outside servicer and outside special servicer, and in accordance with the servicing standard provided for in the outside servicing agreement. Further, pursuant to the related co-lender agreement and the outside servicing agreement, the related outside controlling class representative (or, in the case of any outside serviced loan combination as to which the related controlling note has not been securitized, the related controlling note holder) (and not any party to our securitization transaction) has certain rights to direct and advise the outside special servicer with respect to such outside serviced loan combination (including the related outside serviced mortgage loan). As a result, you will have less control over the servicing of the outside serviced mortgage loans than you would if the outside serviced mortgage loans are being serviced by the master servicer and the special server under the pooling and servicing agreement for your certificates.

See “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans

Each sponsor is the sole warranting party in respect of the mortgage loans sold by such sponsor to us (however, [___] will guarantee payment in connection with [___]’s repurchase and substitution obligations under the related mortgage loan purchase agreement, as described in “The Mortgage Loan Purchase Agreements—Cures, Repurchases and Substitutions”. Neither we nor any of our affiliates (except [Citi Real Estate Funding Inc.] in its capacity as a sponsor) are obligated to repurchase or substitute any mortgage loan or make any loss of value payment in connection with either a breach of any sponsor’s representations and warranties or any document defects, if such sponsor defaults on its obligation to do so. We cannot assure you that the sponsors (or, if applicable, any related guarantor(s)) will have the financial ability to effect such repurchases or substitutions or make such payment to compensate the issuing entity. In addition, the sponsors (or, if applicable, any related guarantor(s)) may have various legal defenses available to them in connection with a repurchase or substitution obligation. [In particular, in the case of any outside serviced mortgage loan that is serviced under the outside servicing agreement entered into in connection with the securitization of a related pari passu companion loan, the asset representations reviewer, if any, under that outside servicing agreement may review the diligence file relating to such pari passu companion loan concurrently with the review of the asset representations reviewer of the related mortgage loan for this transaction, and their findings may be inconsistent, and such inconsistency may allow the related mortgage loan seller to challenge the findings of the asset representations reviewer of the affected mortgage loan.]  Any mortgage loan that is not repurchased or substituted and that is not a “qualified mortgage” for a REMIC may cause designated portions of the issuing entity to fail to qualify as one or more REMICs or cause the issuing entity to incur a tax. See “The Mortgage Loan Purchase Agreements” for a summary of certain representations and warranties and the remedies in connection therewith.

Any Loss of Value Payment Made by a Sponsor May Not Be Sufficient to Cover All Losses on a Defective Mortgage Loan

In lieu of repurchasing or substituting a mortgage loan in connection with either a material breach of the related sponsor’s representations and warranties or any material document defects (other than a material breach or material document defect that is related to a mortgage loan not being a “qualified mortgage” within the meaning of Code Section 860G(a)(3)), the related sponsor may make a payment to the trust to compensate it for the loss of value of the affected mortgage loan. Upon its making such payment, the sponsor will be deemed to have cured the related material breach or material defect in all respects. Although such “loss of value payment” may only be made to the extent that the special servicer, with the consent of the controlling class representative prior to the occurrence of a Control Termination Event, deems such amount to be sufficient to compensate the trust for the related material breach or material document defect, we cannot assure you that such payment will fully compensate the trust for such material breach or material document defect in all respects. See “The Mortgage Loan Purchase Agreements—Representations and Warranties” and “—Cures, Repurchases and Substitutions” in this prospectus for a summary discussion of the loss of value payment.

Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses

The issuing entity could become liable for a material adverse environmental condition at an underlying mortgaged property. Any such potential liability could reduce or delay payments on the offered certificates. Environmental reports were prepared for the mortgaged properties as described in “Description of the Mortgage Pool—Environmental Considerations”; however, it is possible that the environmental reports and/or supplemental “Phase II” sampling did not reveal all environmental liabilities, or that there are material environmental liabilities of which we are not aware. Also, the environmental condition of the mortgaged properties in the future could be affected by the activities of tenants and occupants or by third parties unrelated to the borrowers. For a more detailed description of environmental matters that may affect the mortgaged properties, see “—Environmental Liabilities Will Adversely Affect the Value and Operation of the Contaminated Property and May Deter a Lender from Foreclosing” below and “Certain Legal Aspects of the Mortgage Loans—Environmental Considerations”.

Environmental Liabilities Will Adversely Affect the Value and Operation of the Contaminated Property and May Deter a Lender from Foreclosing

There can be no assurance—

●	as to the degree of environmental testing conducted at any of the real properties securing the mortgage loans that back your offered certificates;

●	that the environmental testing conducted by or on behalf of the applicable originators or any other parties in connection with the origination of those mortgage loans or otherwise identified all adverse environmental conditions and risks at the related real properties;

●	that the results of the environmental testing were accurately evaluated in all cases;

●	that the related borrowers have implemented or will implement all operations and maintenance plans and other remedial actions recommended by any environmental consultant that may have conducted testing at the related real properties; or

●	that the recommended action will fully remediate or otherwise address all the identified adverse environmental conditions and risks.

Environmental site assessments vary considerably in their content, quality and cost. Even when adhering to good professional practices, environmental consultants will sometimes not detect significant environmental problems because to do an exhaustive environmental assessment would be far too costly and time-consuming to be practical.

In addition, the current environmental condition of a real property securing a mortgage loan underlying your offered certificates could be adversely affected by—

●	tenants at the property, such as gasoline stations or dry cleaners, or

●	conditions or operations in the vicinity of the property, such as leaking underground storage tanks at another property nearby.

Various United States federal, state, local and municipal environmental laws, ordinances and regulations may make a current or previous owner or operator of real property liable for the costs of removal or remediation of hazardous or toxic substances on, under or adjacent to the property. Those laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. For example, certain laws impose liability for release of asbestos-containing materials into the air or require the removal or containment of the materials. The owner’s liability for any required remediation generally is unlimited and could exceed the value of the property and/or the total assets of the owner. In addition, the presence of hazardous or toxic substances, or the failure to remediate the adverse environmental condition, may adversely affect the owner’s or operator’s ability to use the affected property. In some states, contamination of a property may give rise to a lien on the property to ensure payment of the costs of cleanup. In some states, this lien has priority over the lien of a pre-existing mortgage, deed of trust or other security instrument. In addition, third parties may seek recovery from owners or operators of real property for cleanup costs, property damage or personal injury associated with releases of or other exposure to hazardous substances, including asbestos and lead-based paint. Persons who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility.

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, as well as other federal and state laws, provide that a secured lender, such as one of our trusts, may be liable as an “owner” or “operator” of the real property, regardless of whether the borrower or a previous owner caused the environmental damage, if—

●	agents or employees of the lender are deemed to have participated in the management of the borrower, or

●	the lender actually takes possession of a borrower’s property or control of its day-to-day operations, including through the appointment of a receiver or foreclosure.

Although recently enacted legislation clarifies the activities in which a lender may engage without becoming subject to liability under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and similar federal laws, that legislation has no applicability to state environmental laws. Moreover, future laws, ordinances or regulations could impose material environmental liability.

Federal law requires owners of residential housing constructed prior to 1978—

●	to disclose to potential residents or purchasers information in their possession regarding the presence of known lead-based paint or lead-based paint-related hazards in such housing, and

●	to deliver to potential residents or purchasers a United States Environmental Protection Agency approved information pamphlet describing the potential hazards to pregnant women and young children, including that the ingestion of lead-based paint chips and/or the inhalation of dust particles from lead-based paint by children can cause permanent injury, even at low levels of exposure.

In addition, owners may be liable for injuries to their tenants resulting from exposure under various laws that impose affirmative obligations on property owners of residential housing containing lead-based paint.

The owner’s liability for any required remediation generally is not limited by law and could, accordingly, exceed the value of the property and/or the aggregate assets of the owner. The presence of, or strong potential for contamination by, hazardous substances consequently can have a materially adverse effect on the owner’s ability to refinance the property or to sell the property to a third party, the value of the property and a borrower’s ability to repay its mortgage loan.

[Enforcement of Environmental Laws in Canada

Mortgaged properties located in Canada are subject to Canadian federal, provincial and municipal laws and regulations related to the protection of the environment and to the supervision of, and enforcement actions by, Canadian governmental authorities at each of such levels of government. Although Canadian law related to environmental concerns may, in some cases, be similar to that of the United States, any mortgaged property located in Canada will be subject to a separate environmental regime, and we cannot assure you that the consequences of environmental hazards or contamination with respect to such mortgaged property would be the same as if it were located in the United States. Furthermore, we cannot assure you that Canadian environmental rules and requirements will not evolve in a manner that would have an adverse impact on any mortgaged property located in Canada.]

Certain Types of Operations Involved in the Use and Storage of Hazardous Materials May Lead to an Increased Risk of Issuing Entity Liability

Portions of some of the mortgaged properties securing the mortgage loans may include tenants that operate as, were previously operated as, or are located near other properties currently or previously operated as, on-site dry-cleaners or gasoline stations. Both types of operations involve the use and storage of hazardous materials, leading to an increased risk of liability to the tenant, the landowner and, under certain circumstances, a lender (such as the issuing entity) under environmental laws. These operations incur ongoing costs to comply with environmental permit or license requirements and other environmental laws governing, among other things, containment systems and underground storage tank systems. Any liability to borrowers under environmental laws, especially in connection with releases into the environment of gasoline, dry-cleaning solvents or other hazardous substances from underground storage tank systems or otherwise, could also adversely impact the related borrower’s ability to repay the related mortgage loan.

Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment

General

If an entity intended to qualify as a REMIC fails to satisfy one or more of the REMIC provisions of the Code during any taxable year, the Code provides that such entity will not be treated as a REMIC for such year and any year thereafter. In such event, the issuing entity, including the Upper-Tier REMIC and the Lower-Tier REMIC, would likely be treated as one or more separate associations taxable as a corporation under Treasury regulations, and the offered certificates may be treated as stock interests in those associations and not as debt instruments. The Code authorizes the granting of relief from disqualification if failure to meet one or more of the requirements for REMIC status occurs inadvertently and steps are taken to correct the conditions that caused disqualification within a reasonable time after the discovery of the disqualifying event. The relief may be granted by either allowing continuation as a REMIC or by ignoring the cessation entirely. However, any such relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of the REMIC’s income for the period of time during which the requirements for REMIC status are not satisfied. While the United States Department of the Treasury is authorized to issue regulations regarding the granting of relief from disqualification if the failure to meet one or more of the requirements of REMIC status occurs inadvertently and in good faith, no such regulations have been issued.

In addition, changes to REMIC restrictions on loan modifications may impact your investment in the offered certificates. See “—Changes to REMIC Restrictions on Loan Modifications May Impact an Investment in the Certificates” below.

Tax Considerations Relating to Foreclosure

If the issuing entity acquires a mortgaged property (or, in the case of an outside serviced mortgage loan, a beneficial interest in a mortgaged property) subsequent to a default on the related mortgage loan pursuant to a foreclosure or deed-in-lieu of foreclosure, the special servicer (or, in the case of an outside serviced mortgage loan, the related outside special servicer) would be required to retain an independent contractor to operate and manage such mortgaged property. Among other limitations, the independent contractor generally will not be able to perform construction work other than repair, maintenance or certain types of tenant build-outs, unless the construction was more than 10% completed when the mortgage loan defaulted or when the default of the mortgage loan became imminent. The issuing entity, however, may be unable to prevent the completion of any construction work in certain circumstances. In any such case, depending on the facts and circumstances at the time of any default, the issuing entity may be required to dispose or otherwise recover on the related mortgage loan other than by immediately acquiring the mortgaged property. In addition, any (i) net income from the operation of the mortgaged properties (other than qualifying “rents from real property”), (ii) rental income based on the net profits of a tenant or sub-tenant or allocable to a service that is non-customary in the area and for the type of property involved and (iii) rental income attributable to personal property leased in connection with a lease of real property, if the rent attributable to the personal property exceeds 15% of the total rent for the taxable year, will subject the Lower-Tier REMIC to federal tax (and possibly state or local tax) on such income at the corporate tax rate. No determination has been made whether any portion of the income from the mortgaged properties constitutes “rent from real property”. Any such imposition of tax will reduce the net proceeds available for distribution to certificateholders. The special servicer (or, in the case of an outside serviced mortgage loan, the related outside special servicer) may permit the Lower-Tier REMIC to earn “net income from foreclosure property” that is subject to tax if it determines that the net after-tax benefit to certificateholders and any related companion loan holders, as a collective whole, could reasonably be expected to be greater than under another method of operating or leasing the mortgaged property. See “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Standards for Conduct Generally in Effecting Foreclosure or the Sale of Defaulted Loans”. In addition, if the issuing entity were to acquire one or more mortgaged properties (or, in the case of an outside serviced mortgage loan, a beneficial interest in a mortgaged property) pursuant to a foreclosure or deed-in-lieu of foreclosure, upon acquisition of those mortgaged properties (or, in the case of an outside serviced mortgage loan, a beneficial interest in a mortgaged property), the issuing entity may in certain jurisdictions, particularly in New York, be required to pay state or local transfer or excise taxes upon liquidation of such properties. Such state or local taxes may reduce net proceeds available for distribution to the certificateholders.

No Gross Up in Respect of the Certificates Held by Non-U.S. Persons

To the extent that any withholding tax is imposed on payments of interest or other payments on any certificates, as a result of any change in applicable law or otherwise, there will be no obligation to make any “gross-up” payments to certificateholders in respect of such taxes and such withholding tax would therefore result in a shortfall to affected certificateholders. See “Material Federal Income Tax Consequences—Taxation of Certain Foreign Investors”[, “—Taxation of Class [EC] and Exchangeable Certificates”] and “—FATCA.”

Certain Federal Tax Considerations Regarding Original Issue Discount

Certain classes of certificates may be issued with original issue discount for federal income tax purposes. Original issue discount is taxable when it accrues rather than when it is received, which generally will result in recognition of taxable income in advance of the receipt of cash attributable to that income. Accordingly, investors must have sufficient sources of cash to pay any federal, state or local income taxes with regard to the original issue discount. See “Material Federal Income Tax Consequences—Taxation of the Regular Interests—Original Issue Discount” in this prospectus.

State, Local and Other Tax Considerations

In addition to the federal income tax consequences described under the heading “Material Federal Income Tax Consequences”, potential purchasers should consider the state and local, and any other, tax consequences of the acquisition, ownership and disposition of the offered certificates. State, local and other tax laws may differ substantially from the corresponding federal tax law, and this prospectus does not purport to describe any aspects of the tax laws of the states or localities, or any other jurisdiction, in which the mortgaged properties are located or of any other applicable state or locality or other jurisdiction.

It is possible that one or more jurisdictions may attempt to tax nonresident holders of offered certificates solely by reason of the location in that jurisdiction of the depositor, the trustee, the certificate administrator, the sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of certificates to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of offered certificates. We cannot assure you that holders of offered certificates will not be subject to tax in any particular state, local or other taxing jurisdiction.

If any tax or penalty is successfully asserted by any state, local or other taxing jurisdiction, none of the depositor, the sponsors, the related borrower, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the master servicer or the special servicer will be obligated to indemnify or otherwise to reimburse the holders of certificates for such tax or penalty.

You should consult with your own tax advisor with respect to the various state and local, and any other, tax consequences of an investment in the offered certificates.

Changes to REMIC Restrictions on Loan Modifications May Impact an Investment in the Certificates

Ordinarily, a grantor trust that modifies a mortgage loan jeopardizes its tax status as a grantor trust, and a REMIC that modifies a mortgage loan jeopardizes its tax status as a REMIC and risks having a 100% penalty tax being imposed on any income from the mortgage loan. A REMIC, and possibly a grantor trust, may avoid such consequences, however, if the default of such mortgage loan is “reasonably foreseeable” or other special circumstances apply.

The IRS has issued Revenue Procedure 2009-45 easing the tax requirements for a servicer to modify a commercial or multifamily mortgage loan held in a REMIC or a grantor trust by interpreting the circumstances when default is “reasonably foreseeable” to include those where the related servicer reasonably believes that there is a “significant risk of default” with respect to the mortgage loan upon maturity of the mortgage loan or at an earlier date, and that by making such modification the risk of default is substantially reduced. Accordingly, if the master servicer or the special servicer determined that a mortgage loan was at significant risk of default and permitted one or more modifications otherwise consistent with the terms of the pooling and servicing agreement, any such modification may impact the timing of payments and ultimate recovery on that mortgage loan, and likewise on one or more classes of certificates.

In addition, the IRS has issued final regulations under the REMIC provisions of the Code that allow a servicer to modify terms of REMIC-held mortgage loans that relate to changes in collateral, credit enhancement and recourse features, provided that after the modification the mortgage loan remains “principally secured by real property” (that is, as long as the loan continues to satisfy the “REMIC LTV Test”). In general, a mortgage loan meets the REMIC LTV Test if the loan-to-value ratio is no greater than 125%. One of the modifications covered by the final regulations is a release of a lien on one or more of the properties securing a REMIC-held mortgage loan. Following such a release, however, it may be difficult to demonstrate that a mortgage loan still meets the REMIC LTV Test. To provide relief for taxpayers, the IRS has issued Revenue Procedure 2010-30, which describes circumstances in which the IRS will not challenge whether a mortgage loan satisfies the REMIC LTV Test following a lien release. The lien releases covered by Revenue Procedure 2010-30 are “grandfathered transactions” and transactions in which the release is part of a “qualified paydown transaction.” If the value of the real property securing a mortgage loan were to decline, the need to comply with the rules of Revenue Procedure 2010-30 could restrict the special servicer’s actions in negotiating the terms of a workout or in allowing minor lien releases for cases in which a mortgage loan could fail the REMIC LTV Test following the release. This could impact the timing and ultimate recovery on a mortgage loan, and likewise on one or more classes of certificates. Further, if a mortgaged property becomes the subject of a partial condemnation and, after giving effect to the partial taking the mortgaged property has a loan-to-value ratio in excess of 125%, the related mortgage loan may be subject to being paid down by a “qualified amount” (within the meaning of Revenue Procedure 2010-30) notwithstanding the existence of a prepayment lockout period.

You should consider the possible impact on your investment of any existing REMIC or grantor trust restrictions as well as any potential changes to the tax rules governing REMICs or grantor trusts.

Description of the Mortgage Pool

General

The issuing entity with respect to the Certificates will be [NAME OF ISSUING ENTITY] (the “Issuing Entity”). The assets of the Issuing Entity will primarily consist of (i) a pool (the “Mortgage Pool”) of [__] [fixed] [floating] rate commercial mortgage loans (collectively (including, without limitation, any REO Mortgage Loan), the “Mortgage Loans”) with an aggregate principal balance as of their respective due dates in [____] 20[__] (or, in the case of any Mortgage Loan that has its first due date subsequent to [____] 20[__], the date that would have been its due date in [____] 20[__] under the terms of that Mortgage Loan if a Monthly Payment were scheduled to be due in that month) (collectively, the “Cut-off Date”), after deducting payments of principal due on such respective dates, of approximately $[_______] (with respect to each Mortgage Loan, the “Cut-off Date Balance” and, in the aggregate, the “Initial Pool Balance”), and (ii) [__] Trust Subordinate Companion Loans described below.

Each Mortgage Loan is (i) evidenced by one or more promissory notes or similar evidence of indebtedness (each, a “Mortgage Note”) and (ii) secured by (or, in the case of an indemnity deed of trust, backed by a guaranty that is secured by) a mortgage, deed of trust or other similar security instrument (a “Mortgage”) creating a first lien on a fee simple and/or leasehold interest in an [office, mixed use, retail, multifamily, self storage, hospitality, manufactured housing community or industrial] property (each, a “Mortgaged Property”) (or, in certain cases, secured by multiple Mortgages encumbering a portfolio of Mortgaged Properties).

For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.

When information presented in this prospectus with respect to the Mortgaged Properties is expressed as a percentage of the Initial Pool Balance, if a Mortgage Loan is secured by more than one Mortgaged Property, the percentages are based on an allocated loan amount that has been assigned to each of the related Mortgaged Properties based upon one or more of the related appraised values, the relative underwritten net cash flow or prior allocations reflected in the related Mortgage Loan documents as set forth on Annex A.

The Mortgage Loans are generally non-recourse loans. In the event of a borrower default on a non-recourse Mortgage Loan, recourse may be had only against the specific Mortgaged Property(ies) and the other limited assets securing the Mortgage Loan, and not against the borrower’s other assets. The Mortgage Loans are not insured or guaranteed by the Sponsors, the Mortgage Loan Sellers or any other person or entity unrelated to the respective borrower.  You should consider all of the Mortgage Loans to be non-recourse loans as to which recourse in the case of default will be limited to the specific property and other assets, if any, pledged to secure the related Mortgage Loan.

[___] ([__]) of the Mortgage Loans (collectively, [__]%) (each such Mortgage Loan, a “Split Mortgage Loan”), are each part of a split loan structure (a “Loan Combination”). A Loan Combination consists of the particular Split Mortgage Loan to be included in the Issuing Entity and one or more “companion loans” (each, a “Companion Loan”) that will be held outside the Issuing Entity. If a Companion Loan is pari passu in right of payment to the related Split Mortgage Loan, it may be referred to in this prospectus as a “Pari Passu Companion Loan” and the related Loan Combination may be referred to in this prospectus as a “Pari Passu Loan Combination”. If a Companion Loan is subordinate in right of payment to the related Split Mortgage Loan, it may be referred to in this prospectus as a “Subordinate Companion Loan” and the related Loan Combination may be referred to in this prospectus as an “AB Loan Combination”. If a Loan Combination includes both a Pari Passu Companion Loan and a Subordinate Companion Loan, then such Loan Combination may be referred to in this prospectus as a “Pari Passu-AB Loan Combination” and the discussions in this prospectus regarding both Pari Passu Loan Combinations and AB Loan Combinations will be applicable to such Loan Combination. The subject Split Mortgage Loan and its related Companion Loan(s) comprising any particular Loan Combination are: (i) each evidenced by one or more separate promissory notes; (ii) obligations of the same borrower(s); (iii) cross-defaulted; and (iv) collectively secured by the same mortgage(s) and/or deed(s) of trust encumbering the related Mortgaged Property or portfolio of Mortgaged Properties. Only each Split Mortgage Loan is included in the Issuing Entity. No Companion Loan is an asset of the Issuing Entity. See “—The Loan Combinations” below for more information regarding the identity of, and certain other information regarding, the Loan Combinations, as well as rights of the holders of the Companion Loans and the servicing and administration of the Loan Combinations that will not be serviced under the pooling and servicing agreement for this transaction.  One

Subordinate Companion Loan (the “Trust Subordinate Companion Loan”) relating to [_____] Mortgage Loan, with an aggregate principal balance as of the Cut-off Date of $[_______], will be included in the Issuing Entity. Although the Trust Subordinate Companion Loan will be an asset of the Issuing Entity, amounts distributable in respect of the Trust Subordinate Companion Loan pursuant to the related co-lender agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates.

[FOR PURPOSES OF THIS PROSPECTUS, IT IS ASSUMED THAT ONE SUBORDINATE COMPANION LOAN WILL BE AN ASSET OF THE ISSUING ENTITY (AND REFERRED TO HERE IN AS A TRUST SUBORDINATE COMPANION LOAN), AND WOULD BE REPRESENTED BY A LOAN-SPECIFIC CLASS OF CERTIFICATES, WE ALSO ASSUME THE POSSIBILITY OF A SUBORDINATE COMPANION LOAN THAT IS AN ASSET OWNED BY A THIRD PARTY AND NOT BY THE ISSUING ENTITY. IN THE CASE OF THAT SUBORDINATE COMPANION LOAN, THERE IS NO LOAN-SPECIFIC CLASS OF CERTIFICATES ISSUED, AND THE RIGHTS AND OBLIGATIONS OF THE HOLDER OF THE SUBORDINATE COMPANION LOAN WOULD BE EXERCISED OR PERFORMED BY THAT HOLDER, RATHER THAN, AS IS SET FORTH IN THIS PROSPECTUS, BY A HOLDER OF THE LOAN-SPECIFIC CLASS OF CERTIFICATES (SOMETIMES REFERRED TO IN THIS PROSPECTUS AS THE LOAN SPECIFIC DIRECTING CERTIFICATEHOLDER.)]

The Mortgage Loans were originated or acquired by the mortgage loan sellers (or will be acquired, on or prior to the Closing Date, by the mortgage loan sellers) set forth in the following chart (collectively, the “Mortgage Loan Sellers”), and such entities will sell their respective Mortgage Loans and the Trust Subordinate Companion Loan to the Depositor, which will in turn transfer the Mortgage Loans and the Trust Subordinate Companion Loan to the Issuing Entity:

Mortgage Loan Sellers

Mortgage Loan Seller	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[____]	[___]	$[___]	[___]%
[____]	[___]	[___]	[___]
[____]	[___]	[___]	[___]
Total	[___]	$[___]	[___]%

(1)       [Add appropriate footnotes.]

[IDENTIFY originators, including ANY ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS] are referred to in this prospectus as the “Originators”. The [___________] Mortgage Loans were originated for sale to [___________]. [___________] has acquired or will acquire the [___________] Mortgage Loans on or prior to the Closing Date. [may alternatively be presented in chart or table.]

Citigroup Commercial Mortgage Securities Inc. (the “Depositor”) will acquire the Mortgage Loans from each of [___________] and [___________] (collectively, the “Sponsors”) on or about [___________] 20[__] (the “Closing Date”) pursuant to a separate Mortgage Loan Purchase Agreement (as defined under “The Mortgage Loan Purchase Agreements” below) between the Depositor and each such Mortgage Loan Seller. The Depositor will cause the Mortgage Loans in the Mortgage Pool to be assigned to the Trustee pursuant to the Pooling and Servicing Agreement (as defined under “The Pooling and Servicing Agreement” below).

Certain Calculations and Definitions

This prospectus sets forth certain information with respect to the Mortgage Loans and the Mortgaged Properties. The sum in any column of the tables presented on [Annex A, Annex B and Annex C] to this prospectus may not equal the indicated total due to rounding. The information on [Annex A, Annex B and Annex C] to this prospectus with respect to the Mortgage Loans (or any Loan Combination, if applicable) and the Mortgaged Properties is based upon the Mortgage Pool as it is expected to be constituted as of the close of business on the Closing Date, assuming that (i) all scheduled principal and interest payments due on or before the Cut-off Date will be made, (ii) there will be no principal prepayments on or before the Closing Date, and (iii) each Mortgage Loan with an Anticipated Repayment Date pays in full on its related Anticipated Repayment Date. When information presented in this prospectus with respect to the Mortgaged Properties is expressed as a percentage of the Initial Pool Balance, the percentages are, in the case of multiple Mortgaged Properties securing the same Mortgage Loan, based on an allocated loan amount that has been assigned to the related Mortgaged Properties based upon one or more of the related appraised values, the related underwritten net cash flow or prior allocations reflected in the related Mortgage Loan documents as set forth on Annex A to this prospectus. The statistics on Annex A, Annex B and Annex C to this prospectus were primarily derived from information provided to the Depositor by each Sponsor, which information may have been obtained from the borrowers.

With respect to any Split Mortgage Loan, all debt service coverage ratio, debt yield and loan-to-value ratio information presented in this prospectus is calculated and presented in a manner that reflects the aggregate indebtedness evidenced by the subject Split Mortgage Loan and any related Pari Passu Companion Loan, but without regard to any related Subordinate Companion Loan.

From time to time, a particular Mortgaged Property or portfolio of Mortgaged Properties may be identified in this prospectus by name (for example, the [____] Mortgaged Property); when that occurs, we are referring to the Mortgaged Property or portfolio of Mortgaged Properties identified by that name on Annex A to this prospectus. From time to time, a particular Mortgage Loan or Loan Combination may be identified in this prospectus by name (for example, the [____] Mortgage Loan or the [____] Loan Combination); when that occurs, we are referring to the Mortgage Loan or Loan Combination, as the case may be, secured by the Mortgaged Property or portfolio of Mortgaged Properties identified by that name on Annex A to this prospectus. From time to time, a particular Companion Loan may be identified by name (for example, a [____] Companion Loan); when that occurs, we are referring to the (or, if applicable, an individual) Companion Loan secured by the Mortgaged Property or portfolio of Mortgaged Properties identified by that name on Annex A to this prospectus. With respect to any Split Mortgage Loan, when the name of a related Mortgaged Property or portfolio of Mortgaged Properties identified on Annex A to this prospectus (for example, [____]) is combined with any Loan Combination-related defined term (for example, [____] Companion Loan Holder), reference is being made to such combined term (for example, “[____] Companion Loan Holder”) as it relates to that particular Split Mortgage Loan or the related Loan Combination as if it were so defined in this prospectus.

Unless otherwise specified or otherwise indicated by the context, any parenthetical with a percentage next to the name of a Mortgaged Property (or the name of a portfolio of Mortgaged Properties) indicates the approximate percentage (or approximate aggregate percentage) that the outstanding principal balance of the related Mortgage Loan (or, if applicable, the allocated loan amount with respect to such Mortgaged Property) represents of the Initial Pool Balance (the foregoing will also apply to the identification of multiple Mortgaged Properties by name or as a group), and any parenthetical with a percentage next to the name of a Mortgage Loan or a group of Mortgage Loans indicates the approximate percentage (or approximate aggregate percentage) that the outstanding principal balance of such Mortgage Loan or the aggregate outstanding principal balance of such group of Mortgage Loans, as applicable, represents of the Initial Pool Balance (the foregoing will also apply to the identification of multiple Mortgage Loans by name or as a group).

With respect to each Mortgaged Property, the appraisal of such Mortgaged Property, the Phase I environmental report, any Phase II environmental report and any seismic or property condition report obtained in connection with origination (each, a “Third Party Report”) were prepared prior to the date of this prospectus. The information included in the Third Party Reports may not reflect the current economic, competitive, market and other conditions with respect to the Mortgaged Properties. The Third Party Reports may be based on assumptions regarding market conditions and other matters as reflected in those Third Party Reports. The opinions of value rendered by the appraisers in the appraisals are subject to the assumptions and conditions set forth in those appraisals.

“ADR” means, for any hospitality property, average daily rate.

“Allocated Cut-off Date Loan Amount” means, in the case of Mortgage Loans secured by multiple Mortgaged Properties, the allocated Cut-off Date Balance for each Mortgaged Property based on an allocated loan amount that has been assigned to the related Mortgaged Properties based upon the related Mortgage Loan documents or one or more of the related appraised values, the related underwritten net cash flow or prior allocations reflected in the related Mortgage Loan documents; provided that with respect to any Loan Combination secured by a portfolio of Mortgaged Properties, the Allocated Cut-off Date Loan Amount represents only the pro rata portion of the related Mortgage Loan principal balance amount relative to the related Loan Combination principal balance. Information presented in this prospectus (including Annex A and Annex B) with respect to the Mortgaged

Properties expressed as a percentage of the Initial Pool Balance reflects the Allocated Cut-off Date Loan Amount allocated to such Mortgaged Property as of the Cut-off Date.

“Annual Debt Service” means, for any Mortgage Loan or Companion Loan, the current annualized debt service payable on such Mortgage Loan or Companion Loan as of [____] 20[__] (or, in the case of any Mortgage Loan or Companion Loan that has its first Due Date subsequent to [____] 20[__], the anticipated annualized debt service payable on such Mortgage Loan or Companion Loan as of [____] 20[__]); provided that with respect to each Mortgage Loan with a partial interest-only period, the Annual Debt Service is calculated based on the debt service due under such Mortgage Loan during the amortization period. Additionally, with respect to the [_________] Mortgage Loan ([__]%), which provides for amortizing debt service payments based on the non-standard amortization schedule set forth on Annex G to this prospectus, the Annual Debt Service is calculated based on the aggregate debt service during the 12-month period commencing [____], 20[__].

“Appraised Value” means, for each of the Mortgaged Properties and any date of determination, the most current appraised value of such Mortgaged Property as determined by an appraisal of the Mortgaged Property and in accordance with MAI standards, as set forth under “Appraised Value” on Annex A to this prospectus. The appraisals for certain of the Mortgaged Properties state an “as stabilized” or “prospective market value upon stabilization” value (generally in addition to an “as-is” value) for such Mortgaged Properties that assume that certain events will occur with respect to the re-leasing, renovation or other repositioning of the Mortgaged Property, and such “as stabilized” or “prospective market value upon stabilization” values may, to the extent indicated, be reflected elsewhere in this prospectus, on Annex A to this prospectus, and in Annex B to this prospectus. With respect to each Mortgaged Property, the Appraised Value set forth in this prospectus and on Annex A or Annex B to this prospectus is an “as-is” appraised value (which may contain certain assumptions, including extraordinary assumptions), unless otherwise specified below, and is in each case as determined by an appraisal made not more than [_] months prior to the origination date of the related Mortgage Loan, as described under “Appraisal Date” on Annex A to this prospectus. For the Appraised Values on a property-by-property basis, see Annex A to this prospectus and the related footnotes.

In the following cases, the Appraised Value set forth in this prospectus and on Annex A or Annex B to this prospectus is not the “as-is” appraised value, but is instead calculated based on the condition(s) set forth below, or reflects the “as-is” appraised value for the entire portfolio of Mortgaged Properties, which represents more than the sum of the “as-is” appraised value of the individual Mortgaged Properties:

●	[INSERT ANY EXCEPTIONS]

“ARD” means, with respect to any Mortgage Loan or Companion Loan, any related Anticipated Repayment Date.

“Balloon Balance” means, with respect to any Mortgage Loan or Companion Loan, the principal balance scheduled to be due on such Mortgage Loan or Companion Loan at maturity or any related Anticipated Repayment Date assuming that all monthly debt service payments are timely received and there are no prepayments or defaults.

“Crossed Group” means each group of Mortgage Loans in the Mortgage Pool that are cross-collateralized and cross-defaulted with each other (either individually or as part of a Pari Passu Loan Combination), if any. Each Crossed Group, if any, is identified by a separate letter on Annex A to this prospectus.

“Cut-off Date LTV Ratio” or “Cut-off Date Loan-to-Value Ratio” generally means, with respect to any Mortgage Loan, the ratio, expressed as a percentage of (1) the Cut-off Date Balance of that Mortgage Loan set forth on Annex A to this prospectus divided by (2) the Appraised Value of the related Mortgaged Property or portfolio of Mortgaged Properties set forth on Annex A to this prospectus, except as set forth below:

●	with respect to any Split Mortgage Loan with a Pari Passu Companion Loan, the calculation of the Cut-off Date LTV Ratio is based on the aggregate principal balance of such Split Mortgage Loan and the related Pari Passu Companion Loan(s);

●	with respect to any Split Mortgage Loan with a Subordinate Companion Loan, the calculation of the Cut-off Date LTV Ratio does not include the principal balance of the related Subordinate Companion Loan(s), unless otherwise indicated;

●	[with respect to any Crossed Group, such term means the ratio, expressed as a percentage, of the aggregate Cut-off Date Balance of the applicable Crossed Group, divided by the aggregate Appraised Values of the related Mortgaged Properties]; [and]

●	[INSERT ANY DISCLOSURE REGARDING CUT-OFF DATE LTV RATIOS NOT BASED ON THE “AS-IS” APPRAISED VALUE AND THAT ARE NOT COVERED IN THE TABLES BELOW]

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the Cut-off Date LTV Ratio was calculated based on the related Cut-off Date Balance less a related earnout or holdback reserve, divided by the related Appraised Value set forth on Annex A to this prospectus:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Unadjusted Cut-off Date LTV Ratio	Earnout or Holdback Amount	Cut-off Date LTV Ratio
[______]	[__]%	[__]%	$[_____]	[__]%

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the Cut-off Date LTV Ratio was calculated using the related Appraised Value set forth on Annex A to this prospectus, which is subject to certain adjustments and/or assumptions as described under the definition of “Appraised Value” above:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Cut-off Date LTV Ratio (Appraised Value)	Appraised Value	Cut-off Date LTV Ratio (Unadjusted “as-is” appraised value) (1)	Unadjusted “as-is” appraised value(1)
[________]	[__]%	[__]%	$[_______]	[__]%	$[_______]
[________]	[__]%	[__]%	$[_______]	[__]%	$[_______]
[________]	[__]%	[__]%	$[_______]	[__]%	$[_______]
[________]	[__]%	[__]%	$[_______]	[__]%	$[_______]

(1)	[Add any applicable footnotes.]

“Debt Yield on Underwritten Net Cash Flow” or “Debt Yield on Underwritten NCF” means, with respect to any Mortgage Loan, the related Underwritten Net Cash Flow divided by the Cut-off Date Balance of that Mortgage Loan, except as set forth below:

●	with respect to any Split Mortgage Loan with a Pari Passu Companion Loan, the calculation of the Debt Yield on Underwritten Net Cash Flow is based on the aggregate principal balance of such Split Mortgage Loan and the related Pari Passu Companion Loan(s);

●	with respect to any Split Mortgage Loan with a Subordinate Companion Loan, the calculation of the Debt Yield on Underwritten Net Cash Flow does not include the principal balance of the related Subordinate Companion Loan(s); [and]

●	[with respect to any Crossed Group, such term means the aggregate Underwritten Net Cash Flow produced by the related Mortgaged Properties, divided by the aggregate Cut-off Date Balance of the applicable Crossed Group;] [and]

●	[INSERT ANY ADDITIONAL EXCEPTIONS NOT COVERED IN THE TABLE BELOW]

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the Debt Yield on Underwritten Net Cash Flow was calculated based on the related Cut-off Date Balance less a related earnout or holdback reserve:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Unadjusted Debt Yield on Underwritten NCF	Earnout or Holdback Amount	Debt Yield on Underwritten NCF
[________]	[__]%	[__]%	$[______]	[__]%
[________]	[__]%	[__]%	$[______]	[__]%
[________]	[__]%	[__]%	$[______]	[__]%

“Debt Yield on Underwritten Net Operating Income” or “Debt Yield on Underwritten NOI” means, with respect to any Mortgage Loan, the related Underwritten Net Operating Income divided by the Cut-off Date Balance of that Mortgage Loan, except as set forth below:

●	with respect to any Split Mortgage Loan with a Pari Passu Companion Loan, the calculation of the Debt Yield on Underwritten Net Operating Income is based on the aggregate principal balance of such Split Mortgage Loan and the related Pari Passu Companion Loan(s);

●	with respect to any Split Mortgage Loan with a Subordinate Companion Loan, the calculation of the Debt Yield on Underwritten Net Operating Income does not include the principal balance of the related Subordinate Companion Loan(s); [and]

●	[with respect to any Crossed Group, such term means the aggregate Underwritten Net Operating Income produced by the related Mortgaged Properties, divided by the aggregate Cut-off Date Balance of the applicable Crossed Group;] [and]

●	[INSERT ANY ADDITIONAL EXCEPTIONS NOT COVERED IN THE TABLE BELOW]

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the Debt Yield on Underwritten Net Operating Income was calculated based on the related Cut-off Date Balance less a related earnout or holdback reserve:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Unadjusted Debt Yield on Underwritten NOI	Earnout or Holdback Amount	Debt Yield on Underwritten NOI
[________]	[__]%	[__]%	$[______]	[__]%
[________]	[__]%	[__]%	$[______]	[__]%

“DSCR,” “Debt Service Coverage Ratio,” “Cut-off Date DSCR”, “Underwritten NCF DSCR” or “UW NCF DSCR” generally means, for any Mortgage Loan, the ratio of Underwritten Net Cash Flow produced by the related Mortgaged Property or Mortgaged Properties to the aggregate amount of the Annual Debt Service, except as set forth below:

●	with respect to any Split Mortgage Loan with a Pari Passu Companion Loan, the calculation of the DSCR is based on the Annual Debt Service that is due in connection with such Split Mortgage Loan and the related Pari Passu Companion Loan(s);

●	with respect to any Split Mortgage Loan with a Subordinate Companion Loan, the calculation of DSCR does not include the monthly debt service that is due in connection with the Subordinate Companion Loan(s), unless expressly stated otherwise; [and]

●	[with respect to any Crossed Group, such term means the ratio of the aggregate Underwritten Net Cash Flow produced by the related Mortgaged Properties, to the aggregate Annual Debt Service of the applicable Crossed Group;]

●	[with respect to the [_______] Mortgage Loan ([__]%), which provides for amortizing debt service payments based on the non-standard amortization schedule set forth on Annex G to this prospectus, the Annual Debt Service is calculated based on the aggregate debt service during the 12-month period commencing [_______].]

●	[INSERT ANY ADDITIONAL EXCEPTIONS NOT COVERED BY THE TABLE BELOW]

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the DSCR was calculated based on the Annual Debt Service that would be in effect for such Mortgage Loan net of the related economic or holdback reserve:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Unadjusted DSCR	Earnout or Holdback Amount	DSCR
[_________]	[__]%	[__]x	$[______]	[__]x
[_________]	[__]%	[__]x	$[______]	[__]x
[_________]	[__]%	[__]x	$[______]	[__]x

“Hard Lockbox” means an account into which either: (i) the related borrower is required to direct the tenants to pay rents directly to a lockbox account controlled by the lender; or (ii) in the case of hospitality, mixed use, multifamily [and manufactured housing community] properties, all credit card receivables, cash, checks and “over the counter” receipts are required to be deposited into a lockbox account controlled by the lender either directly (in the case of credit card receivables for certain properties) or by an unaffiliated property manager, provided, that in the case of certain flagged hospitality properties, such unaffiliated property manager may instead be required to deposit only the portion of such revenue that is payable to the borrower, which may be net of hotel reserves, management fees and operating expenses that are payable to the property manager. [INSERT ANY RELEVANT DISCLOSURE FOR LOANS IDENTIFIED AS FALLING WITHIN THE DEFINITION BUT WITH MATERIALLY DIFFERENT FEATURES]

“In-Place Cash Management” means, for funds directed into a lockbox, such funds are generally not made immediately available to the related borrower, but instead are forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents with any excess remitted to the related borrower or master tenant (unless an event of default or one or more specified trigger events under the related Mortgage Loan documents have occurred and are outstanding) generally on a daily basis. [INSERT ANY RELEVANT DISCLOSURE FOR LOANS IDENTIFIED AS FALLING WITHIN THE DEFINITION BUT WITH MATERIALLY DIFFERENT FEATURES]

“Largest Tenant” means, with respect to any Mortgaged Property, the tenant occupying the largest amount of net rentable square footage.

“Largest Tenant Lease Expiration” means the date at which the applicable Largest Tenant’s lease is scheduled to expire.

“Loan Per Unit” means the principal balance per unit of measure as of the Cut-off Date.

“Maturity Date/ARD LTV Ratio”, “Maturity Date/ARD Loan-to-Value Ratio” or “LTV Ratio at Maturity/ARD” means, with respect to any Mortgage Loan, the ratio, expressed as a percentage of (1) the Balloon Balance of a Mortgage Loan as adjusted to give effect to the amortization of the applicable Mortgage Loan as of its maturity date or Anticipated Repayment Date, as applicable, assuming no prepayments or defaults, divided by (2) the Appraised Value of the related Mortgaged Property or portfolio of Mortgaged Properties shown on Annex A to this prospectus, except as set forth below:

●	with respect to any Split Mortgage Loan with a Pari Passu Companion Loan, the calculation of the Maturity Date/ARD LTV Ratio is based on the aggregate Balloon Balance at maturity of such Split Mortgage Loan and the related Pari Passu Companion Loan(s);

●	with respect to any Split Mortgage Loan with a Subordinate Companion Loan, the calculation of the Maturity Date/ARD LTV Ratio does not include the principal balance of the related Subordinate Companion Loan(s), unless otherwise indicated; [and]

●	[with respect to any Crossed Group, such term means the ratio, expressed as a percentage, of the aggregate Balloon Balance of the applicable Crossed Group divided by the aggregate Appraised Value of the related Mortgaged Properties;] [and]

●	[INSERT ANY ADDITIONAL EXCEPTIONS NOT COVERED BY THE TABLES BELOW]

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the Maturity Date/ARD LTV Ratio was calculated based on the related Balloon Balance less a related earnout or holdback reserve, divided by the related Appraised Value set forth on Annex A to this prospectus:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Unadjusted Maturity Date/ARD LTV Ratio	Earnout or Holdback Amount	Maturity Date/ARD LTV Ratio
[__________]	[__]%	[__]%	$[______]	[__]%
[__________]	[__]%	[__]%	$[______]	[__]%
[__________]	[__]%	[__]%	$[______]	[__]%

●	[with respect to each Mortgage Loan secured by the Mortgaged Properties or portfolio of Mortgaged Properties identified in the table below, the Maturity Date/ARD LTV Ratio was calculated using the related Appraised Value set forth on Annex A to this prospectus; which is subject to certain adjustments and/or assumptions as described under the definition of “Appraised Value” above:]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Maturity Date/ARD LTV Ratio (Appraised Value)	Appraised Value	Maturity Date/ARD LTV Ratio (Unadjusted “as-is” appraised value)(1)	Unadjusted “as-is” appraised value(1)
[_________]	[__]%	[__]%	$[________]	[__]%	$[_______]
[_________]	[__]%	[__]%	$[________]	[__]%	$[_______]
[_________]	[__]%	[__]%	$[________]	[__]%	$[_______]
[_________]	[__]%	[__]%	$[________]	[__]%	$[_______]
[_________]	[__]%	[__]%	$[________]	[__]%	$[_______]

(1)	Reflects the Appraised Value set forth on Annex A to this prospectus, discounting the adjustments and/or assumptions with respect to such Mortgage Loans set forth in the definition of “Appraised Value” above.

We cannot assure you that the value of any particular Mortgaged Property will not have declined from the Appraised Value shown on Annex A to this prospectus. No representation is made that any Appraised Value presented in this prospectus would approximate either the value that would be determined in a current appraisal of the Mortgaged Property or the amount that would be realized upon a sale of the Mortgaged Property.

“Most Recent NOI” and “Trailing 12 NOI” (which is for the period ending as of the date specified in Annex A to this prospectus) is the net operating income for a Mortgaged Property as established by information provided by the borrowers, except that in certain cases such net operating income has been adjusted by removing certain non-recurring expenses and revenue or by certain other normalizations. Most Recent NOI and Trailing 12 NOI do not necessarily reflect accrual of certain costs such as taxes and capital expenditures and do not reflect non-cash items such a depreciation or amortization. In some cases, capital expenditures may have been treated by a borrower as an expense or expenses treated as capital expenditures. Most Recent NOI and Trailing 12 NOI were not necessarily determined in accordance with generally accepted accounting principles. Moreover, Most Recent NOI and Trailing 12 NOI are not a substitute for net income determined in accordance with generally accepted accounting principles as a measure of the results of a property’s operations or a substitute for cash flows from operating activities determined in accordance with generally accepted accounting principles as a measure of liquidity and in certain cases may reflect partial year annualizations.

“Occupancy” means, unless the context clearly indicates otherwise, (i) in the case of multifamily rental[, manufactured housing community] and mixed use (to the extent the related Mortgaged Property includes multifamily [or manufactured housing community] space) properties, the percentage of rental Units [or Pads] [or Beds], as applicable, that are rented as of the Occupancy Date; (ii) in the case of [office, retail, mixed use (to the extent the related Mortgaged Property includes office, retail, industrial or storage space), industrial and self storage] properties, the percentage of the net rentable square footage rented as of the Occupancy Date (subject to, in the case of certain Mortgage Loans, one or more of the additional leasing assumptions); and (iii) in the case of hospitality properties, the percentage of available Rooms occupied for the trailing 12-month period ending on the Occupancy Date. In some cases, occupancy was calculated based on assumptions regarding occupancy, such as the assumption that a certain tenant at the Mortgaged Property that has executed a lease, but has not yet taken occupancy and/or has not yet commenced paying rent, will take occupancy on a future date generally expected to occur within twelve months of the Cut-off Date; assumptions regarding the renewal of particular leases and/or the re-leasing of certain space at the related Mortgaged Property; in some cases, assumptions regarding leases under negotiation being executed; in some cases, assumptions regarding tenants taking additional space in the future if currently committed to do so or, in some cases, the exclusion of dark tenants, tenants with material aged receivables, tenants that may have already given notice to vacate their space, bankrupt tenants that have not yet affirmed their lease and certain additional leasing assumptions. See the footnotes to Annex A to this prospectus for additional occupancy assumptions. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property’s actual occupancy. See “—Tenant Issues” below.

“Occupancy Date” means the date of determination of the Occupancy of a Mortgaged Property.

“Original Balance” means the principal balance of the Mortgage Loan as of the date of origination.

“Prepayment Penalty Description” or “Prepayment Provision” means the number of payments from the first due date through and including the maturity date or Anticipated Repayment Date, as applicable, for which a Mortgage Loan is, as applicable, (i) locked out from prepayment, (ii) provides for payment of a prepayment premium or yield maintenance charge in connection with a prepayment, (iii) permits defeasance and/or (iv) permits prepayment without a payment of a prepayment premium or a yield maintenance charge.

“Related Group” identifies each group of Mortgage Loans in the Mortgage Pool with borrower sponsors affiliated with other borrower sponsors in the Mortgage Pool. Each Related Group is identified by a separate number on Annex A to this prospectus.

“RevPAR” means, with respect to any hospitality property, revenues per available room.

“Soft Lockbox” means an account into which either (i) the related borrower is required to deposit, or cause the property manager to deposit, all rents collected into a lockbox account (rather than tenants directly depositing such amounts), or (ii) in the case of hospitality, mixed use, multifamily [and manufactured housing community] properties, all credit card receivables, cash, checks and “over the counter” receipts are deposited into a lockbox account by the borrower or an affiliated property manager (rather than credit card companies directly depositing credit card receivables); provided, that in the case of certain flagged hospitality properties, such affiliated property manager may instead be required to deposit only the portion of such revenue that is payable to the borrower, which may be net of hotel reserves, management fees and operating expenses that are payable to the property manager. [INSERT ANY RELEVANT DISCLOSURE FOR LOANS IDENTIFIED AS FALLING WITHIN THE DEFINITION BUT WITH MATERIALLY DIFFERENT FEATURES]

“Soft Springing Lockbox” means an account initially established as a Soft Lockbox; provided, that upon the occurrence of an event of default or one or more specified trigger events under the related Mortgage Loan documents, the lockbox account converts to a Hard Lockbox.

“Springing Cash Management” means, until the occurrence of an event of default or one or more specified trigger events under the Mortgage Loan documents, revenue from the lockbox account is forwarded to an account controlled by the related borrower (or master tenant) or is otherwise made available to the related borrower (or master tenant). Upon the occurrence of an event of default or such a trigger event, the Mortgage Loan documents require the related revenue to be forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents.

“Springing Lockbox” means a lockbox that is not currently in place, but the related Mortgage Loan documents require the imposition of a lockbox account upon the occurrence of an event of default or one or more specified trigger events under the related Mortgage Loan documents.

“Underwritten Expenses” with respect to any Mortgage Loan or Mortgaged Property, means an estimate of operating expenses, as determined by the related Sponsor and generally derived from historical expenses at the Mortgaged Property, the borrower’s budget or appraiser’s estimate, in some cases adjusted for significant occupancy increases and a market-rate management fee. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property’s actual performance.

“Underwritten Net Cash Flow,” “Net Cash Flow” or “Underwritten NCF” with respect to any Mortgage Loan or Mortgaged Property, means cash flow available for debt service, generally equal to the Underwritten NOI decreased by an amount that the related Sponsor has determined for tenant improvements and leasing commissions and/or replacement reserves for capital items. Underwritten NCF does not reflect debt service or non-cash items such as depreciation or amortization.

The Underwritten Net Cash Flow for each Mortgaged Property is calculated on the basis of numerous assumptions and subjective judgments (including, but not limited to, with respect to future occupancy and rental rates), which, if ultimately proved erroneous, could cause the actual net cash flow for the Mortgaged Property to differ materially from the Underwritten Net Cash Flow set forth in this prospectus. In some cases, historical net cash flow for a particular Mortgaged Property, and/or the net cash flow assumed by the applicable appraiser in determining the Appraised Value of the Mortgaged Property, may be less (and, perhaps, materially less) than the Underwritten Net Cash Flow shown in this prospectus for such Mortgaged Property. No representation is made as to the future cash flows of the Mortgaged Properties, nor are the Underwritten Net Cash Flows set forth in this prospectus intended to represent such future cash flows. See “Risk Factors—Underwritten Net Cash Flow Could Be Based on Incorrect or Failed Assumptions”.

“Underwritten Net Operating Income” or “Underwritten NOI” with respect to any Mortgage Loan or Mortgaged Property, means Underwritten Revenues less Underwritten Expenses, as both are determined by the related Sponsor, based in part upon borrower supplied information (including but not limited to a rent roll, leases, operating statements and budget) for a recent period which is generally the 12 months prior to the origination date or acquisition date of the Mortgage Loan (or Loan Combination, if applicable), adjusted for specific property, tenant and market considerations. Historical operating statements may not be available for newly constructed Mortgaged Properties, Mortgaged Properties with triple net leases, Mortgaged Properties that have recently undergone substantial renovations and/or newly acquired Mortgaged Properties.

The Underwritten NOI for each Mortgaged Property is calculated on the basis of numerous assumptions and subjective judgments (including, but not limited to, with respect to future occupancy and rental rates), which, if ultimately proved erroneous, could cause the actual net operating income for the Mortgaged Property to differ materially from the Underwritten NOI set forth in this prospectus. In some cases, historical net operating income for a particular Mortgaged Property, and/or the net operating income assumed by the applicable appraiser in determining the Appraised Value of the Mortgaged Property, may be less (and, perhaps, materially less) than the Underwritten NOI shown in this prospectus for such Mortgaged Property. No representation is made as to the future cash flows of the Mortgaged Properties, nor is the Underwritten NOI set forth in this prospectus intended to represent such future cash flows.

“Underwritten Revenues” or “Underwritten EGI” with respect to any Mortgage Loan or Mortgaged Property, means an estimate of operating revenues, as determined by the related Sponsor and generally derived from the rental revenue (which may include rental revenue related to reimbursement of tenant improvements and leasing commissions) based on leases in place, leases that have been executed but the tenant is not yet paying rent, month-to-month leases (based on current rent roll and annualized), leases that are being negotiated and expected to be signed, additional space that a tenant has committed to take and in certain cases contractual rent steps generally within [__] months following the Cut-off Date, in certain cases certain appraiser estimates of rental income, and in some cases adjusted downward to market rates, with vacancy rates equal to the Mortgaged Property’s historical rate, current rate, market rate or an assumed vacancy as determined by the related Sponsor; plus any additional recurring revenue fees. Additionally, in determining rental revenue for multifamily rental, manufactured housing community and self storage properties, the related Sponsor either reviewed rental revenue shown on the certified rolling [12]-month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior 1- to 12-month periods or in some cases may have relied on information provided in the appraisal for market rental rates and vacancy. In certain cases, with respect to Mortgaged Properties with leases with rent increases or rent decreases during the term of the related Mortgage Loan, Underwritten Revenues were based on the average rent over the term of the Mortgage Loan. In some cases the related Sponsor included revenue otherwise payable by a tenant but for the existence of an initial “free rent” period or a permitted rent abatement while the leased space is built out or one or more months or periods of rent abatements during the lease term. See “—Tenant Issues” below.

“Units,” “Rooms,” [“Beds” or “Pads”] means, respectively, (a) in the case of a Mortgaged Property operated as a multifamily property, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property that is a hospitality property, the number of guest rooms, [(c) in the case of a Mortgaged Property operated as a student housing property, the number of beds,] [or (d) in the case of a Mortgaged Property that is a manufactured housing community property, the number of pads.]

“Weighted Average Mortgage Rate” means the weighted average of the Mortgage Rates as of the Cut-off Date.

Statistical Characteristics of the Mortgage Loans

Overview

General Mortgage Loan Characteristics
(As of the Cut-off Date, unless otherwise indicated)

All Mortgage Loans
Initial Pool Balance(1)	$[_____]
Number of Mortgage Loans	[__]
Number of Mortgaged Properties	[__]
Number of Crossed Groups	[__]
Crossed Groups as a percentage of Initial Pool Balance	[__]%
Range of Cut-off Date Balances	$[_____] to $[_____]
Average Cut-off Date Balance	$[_____]
Range of Mortgage Rates	[_____]% to [_____]%
Weighted Average Mortgage Rate	[_____]%
Range of original terms to Maturity Date/ARD	[__] months to [__] months
Weighted average original term to Maturity Date/ARD	[__] months
Range of Cut-off Date remaining terms to Maturity Date/ARD	[__] months to [__] months
Weighted average Cut-off Date remaining term to Maturity Date/ARD	[__] months
Range of original amortization terms	[__] months to [__] months
Weighted average original amortization term	[__] months
Range of remaining amortization terms	[__] months to [__] months
Weighted average remaining amortization term	[__] months
Range of Cut-off Date LTV Ratios	[__]% to [__]%
Weighted average Cut-off Date LTV Ratio	[__]%
Range of Maturity Date/ARD LTV Ratios	[__]% to [__]%
Weighted average Maturity Date/ARD LTV Ratio	[__]%
Range of UW NCF DSCR	[__]x to [__]x
Weighted average UW NCF DSCR	[__]x
Range of Debt Yield on Underwritten NOI	[__]% to [__]%
Weighted average Debt Yield on Underwritten NOI	[__]%
Percentage of Initial Pool Balance consisting of:
Interest Only	[__]%
Amortizing Balloon	[__]%
Interest Only, then Amortizing Balloon	[__]%
Percentage of Initial Pool Balance consisting of:
Mortgaged Properties with single tenants	[__]%
Mortgage Loans with mezzanine debt	[__]%
Mortgage Loans with subordinate debt	[__]%

[THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL. Footnotes to be attached to above characteristics.]

(1)	Subject to a permitted variance of plus or minus 5%.

([#])	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

([#])	[Unless otherwise indicated, Mortgage Loans with Anticipated Repayment Dates are presented as if they were to mature on the related Anticipated Repayment Date.]

([#])	[With respect to the [______] Mortgage Loan ([__]%), the first payment date is [_______]. On the [_______] securitization closing date, [_______] will deposit funds sufficient to pay the interest due for a [_______] payment date (as if there had been a [_______] payment date). The original term to Maturity Date/ARD and remaining term to Maturity Date/ARD calculations for that Mortgage Loan reflected in the preceding table are inclusive of the additional [_______] interest payment to be deposited by [_______] , and are therefore calculated at [___] months (instead of [___] months).]

([#])	Does not include any Mortgage Loan that pays interest-only until its maturity date or Anticipated Repayment Date.

([#])	[With respect to the Mortgage Loans crompising a Crossed Group, the Cut-off Date LTV Ratio, Maturity Date/ARD LTV Ratio, UW NCF DSCR and Debt Yield on Underwritten NOI of each such Mortgage Loan are presented based on the entire Crossed Group in the aggregate unless otherwise indicated.]

([#])	[The Cut-off Date LTV Ratio, Maturity Date/ARD LTV Ratio, UW NCF DSCR and Debt Yield on Underwritten NOI for each Mortgage Loan are presented in this prospectus (i) if such Mortgage Loan is part of a Loan Combination, based on both that Mortgage Loan and any related Pari Passu Companion Loan(s) but, unless otherwise specifically indicated, without regard to any related Subordinate Companion Loan(s), and (ii) unless otherwise specifically indicated, without regard to any other indebtedness (whether or not secured by the related Mortgaged Property, ownership interests in the related borrower or otherwise) that currently exists or that may be incurred by the related borrower or its owners in the future.]

([#])	All figures set forth in the table above have been calculated based on the definitions and other information under “—Certain Calculations and Definitions” above.

All of the Mortgage Loans (and Loan Combination(s)) are expected to have substantial remaining principal balances as of their respective maturity dates or Anticipated Repayment Dates, as applicable. This includes [__] Mortgage Loans ([__]%) that pay interest-only for their entire terms through their respective maturity dates or Anticipated Repayment Dates, as applicable, [__] Mortgage Loans ([__]%) that pay interest-only for a portion of their respective terms, and [__] Mortgage Loans ([__]%) that pay principal and interest for their entire terms.

The Issuing Entity will include [__] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, that represent the obligations of multiple borrowers that are liable on a joint and several basis for the repayment of the entire indebtedness evidenced by the related Mortgage Loan and/or represent separate obligations of each borrower that are cross-collateralized and cross-defaulted with each other.

Property Types

The table below shows the property type concentrations of the Mortgaged Properties:

Property Type Distribution(1)

Property Type	Number of Mortgage Loans	Number of Mortgaged Properties	Aggregate Cut-off Date Balance(1)	Approx. % of Initial Pool Balance
Retail
[Anchored]	[___]	[___]	$[___]	[___]%
[Shadow Anchored]	[___]	[___]	[___]	[___]
[Unanchored]	[___]	[___]	[___]	[___]
[Single Tenant]	[___]	[___]	[___]	[___]
[Outlet Center]	[___]	[___]	[___]	[___]
[Regional Mall]	[___]	[___]	[___]	[___]
Office	[___]	[___]	[___]	[___]
[CBD]	[___]	[___]	[___]	[___]
[Suburban]	[___]	[___]	[___]	[___]
[Medical]	[___]	[___]	[___]	[___]
Multifamily
[Garden]	[___]	[___]	[___]	[___]
[High Rise]	[___]	[___]	[___]	[___]
[Mid Rise]	[___]	[___]	[___]	[___]
[Student Housing]	[___]	[___]	[___]	[___]
[Senior Housing]	[___]	[___]	[___]	[___]
Hotel Property
[Full Service]	[___]	[___]	[___]	[___]
[Limited-Service]	[___]	[___]	[___]	[___]
[Select Service]	[___]	[___]	[___]	[___]
[Extended Stay]	[___]	[___]	[___]	[___]
Mixed Use
[Retail/Office]	[___]	[___]	[___]	[___]
[Retail/Parking]	[___]	[___]	[___]	[___]
Other	[___]	[___]	[___]	[___]
Industrial
[Warehouse/distribution]	[___]	[___]	[___]	[___]
[Flex]	[___]	[___]	[___]	[___]
Manufactured Housing
Self-Storage	[___]	[___]	[___]	[___]
Total	[___]	[___]	$[___]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth on Annex A to this prospectus.

[add any applicable footnoes]

Office Properties

[_______] ([__]) office properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans. A large number of factors may adversely affect the operation and value of office properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Office Properties”.

Certain of the office Mortgaged Properties may have specialty use tenants, such as [dental or medical offices, physical therapy facilities (including aquatic physical therapy facilities), emergency room facilities, urgent care facilities, data centers, long-term care facilities, restaurants, fitness centers, schools/classrooms, bank branches, concert halls, rooftop cell towers and/or parking garages], as part of the Mortgaged Property. These Mortgaged Properties and the related leased space may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason. See “—Statistical Characteristics of the Mortgage Loans—Specialty Use Concentrations” below and “Risk Factors—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Mixed Use Properties

[_______] ([__]) mixed use properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans.

Each of the mixed use properties has one or more [specify applicable property type components]. To the extent a mixed use property has the above-referenced components, such Mortgaged Property is subject to the risks relating to the applicable property types described in “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—[specify applicable property type components]”. A mixed use property may be subject to additional risks, including the property manager’s inexperience in managing the different property types that comprise such mixed use property.

Certain of the mixed use properties may have specialty use tenants, such as [medical and dental offices, urgent care facilities, bio-medical facilities, data centers, R&D facilities, educational facilities, music venues, theaters, parking garages, bank branches, ballroom event spaces, arcades, fitness centers, churches or non-profits, spas and/or restaurants]. These Mortgaged Properties and the related leased space may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason. See “—Statistical Characteristics of the Mortgage Loans—Specialty Use Concentrations” below and “Risk Factors—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

[Manufactured Housing Community Properties

[_______] ([__]) manufactured housing community properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans. A large number of factors may adversely affect the operation and value of manufactured housing community properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—Manufactured Housing Communities, Mobile Home Parks and Recreational Vehicle Parks”.

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Retail Properties

[_______] ([__]) retail properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans.

The presence or absence of an “anchor tenant” or a “shadow anchor tenant” in or near a retail property also can be important because anchors play a key role in generating customer traffic and making a center desirable for other tenants.

[__________] [(__)] of the Mortgaged Properties, representing collateral for approximately [__]% of the Initial Pool Balance by allocated loan amount, consist of a shopping center or other retail property that is considered by the applicable Sponsor to have at least one “anchor tenant.” [__________] [(__)] of the Mortgaged Properties, representing collateral for approximately [__]% of the Initial Pool Balance by allocated loan amount, are retail properties that are considered by the applicable Sponsor to be a “single tenant retail.” [__________] [(__)] of the Mortgaged Properties, representing collateral for approximately [__]% of the Initial Pool Balance by allocated loan amount, are retail properties that are considered by the applicable Sponsor to be “unanchored.” [__________] [(__)] of the Mortgaged Properties, representing collateral for approximately [__]% of the Initial Pool Balance by allocated loan amount, consist of a shopping center or other retail property that is considered by the applicable Sponsor to be “shadow anchored.”

Certain of the retail properties may have specialty use tenants, such as [dental or medical offices, hospitals, diagnostic laboratories, physical therapy facilities (including aquatic physical therapy facilities), restaurants, fitness centers, dry cleaners, gas stations, hair salons, arcades, churches, schools/classrooms, concert halls, performance studios, movie theaters, data centers and/or parking garages] as part of the Mortgaged Property. These Mortgaged Properties and the related leased space may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason. See “—Statistical Characteristics of the Mortgage Loans—Specialty Use Concentrations” below and “Risk Factors—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

A large number of factors may adversely affect the operation and value of retail properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—Retail Properties”.

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Multifamily Properties

[_______] ([__]) multifamily properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans. A large number of factors may adversely affect the operation and value of multifamily properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Multifamily Rental Properties”.

[ADD DISCLOSURES SPECIFICALLY RELATING TO MATERIAL CONCENTRATIONS OF CERTAIN TENANT TYPES (E.G., STUDENTS, MILITARY BASE PERSONNEL, EMPLOYEES OF A PARTICULAR INDUSTRY)]

[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE RESIDENTIAL COOPERATIVE BUILDINGS AND THE LENDER UNDER THE BUILDING IS OWNED OR LEASED BY A NON-PROFIT RESIDENTIAL COOPERATIVE CORPORATION]

[ADD DISCLOSURES REGARDING GOVERNMENTAL ASSISTANCE/RENT SUBSIDY PROGRAMS SUCH AS THE SECTION 8 TENANT-BASED ASSISTANCE RENTAL CERTIFICATE PROGRAM OF THE U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT OR A SIMILAR PROGRAM]

[ADD DISCLOSURES REGARDING STATE AND LOCAL REGULATIONS, ORDINANCE OR AFFORDABLE HOUSING COVENANTS, WHICH MAY AFFECT THE BUILDING OWNER’S ABILITY TO INCREASE RENT TO MARKET RENT FOR AN EQUIVALENT APARTMENT OR MAY REQUIRE THE BUILDING OWNER TO RENT UNITS TO INDIVIDUALS MEETING LOW INCOME REQUIREMENTS]

[ADD DISCLOSURES REGARDING ANY TAX CREDIT OR PILOT PROGRAM]

[ADD DISCLOSURES REGARDING MONTH TO MONTH LEASES]

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Self Storage Properties

[_______] ([__]) self storage properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans. A large number of factors may adversely affect the operation and value of self storage properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Warehouse, Mini-Warehouse and Self Storage Facilities”.

Certain self storage properties also derive a portion of their Underwritten Revenue from one or more of (a) rent derived from storage spaces used primarily for office and/or warehouse use located at the related Mortgaged

Property, (b) rent derived from truck rentals located at the Mortgaged Property, (c) rent derived from on-site apartments leased out to third parties, (d) rent derived from cell tower and/or antenna leases, (e) rent derived from leasing billboard space to third parties, (f) the leasing of certain parking spaces located at the related Mortgaged Properties for purposes of recreational vehicle, other vehicle and/or boat storage and/or (g) rent derived from retail operations.

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Hospitality Properties

[_______] ([__]) hospitality properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans. [_______] ([__]) of the hospitality properties ([__]%) are flagged hotels that are affiliated with a franchise or hotel management company through a franchise or management agreement. A large number of factors may adversely affect the operation and value of hospitality properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Hospitality Properties”.

A hospitality property subject to a franchise or management agreement is typically required by the hotel chain to satisfy certain criteria or risk termination of its affiliation. We cannot assure you that any franchise agreement or management agreement will remain in place or that any hotel will continue to be operated under a franchised brand or under its current name. In addition, transferability of a franchise agreement is generally restricted. In the event of a foreclosure, the lender or its agent may not have the right to use the franchise license without the franchisor’s consent. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Hospitality Properties”.

The following table shows, with respect to each Mortgaged Property associated with a hotel brand operated through a license, franchise agreement, operating agreement or similar agreement, the expiration date of such agreement, or the date a franchisor termination right that may be exercised. Securing a new franchise license may require significant capital investment for renovations and upgrades necessary to satisfy a franchisor’s requirements.

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance(1)	Approx. % of Initial Pool Balance	Expiration/Termination of Related License/ Franchise/Operating Agreement	Mortgage Loan Maturity Date
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]
[__________]	$[_______]	[__]%	[__/__/20__]	[__/__/20__]

(1)	For Mortgage Loans secured by multiple Mortgaged Properties, represents allocated loan amount.

[ADD ANY APPLICABLE FOOTNOTES]

Renovations, replacements and other work are ongoing at certain of the hospitality properties in connection with, among other things, franchise agreement and franchisor program requirements. See “—Redevelopment, Expansion and Renovation” below.

[ADD DISCLOSURE REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSE AND/OR MANAGEMENT AGREEMENT, IF APPROPRIATE]

Certain of the hospitality properties may have a parking garage as part of the collateral. These Mortgaged Properties and the related leased space may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason. See “—Statistical Characteristics of the Mortgage Loans—Specialty Use Concentrations” below and “Risk Factors—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

[Hospitality properties may be particularly affected by seasonality.]

●	[ADD DISCLOSURES REGARDING PROPERTIES THAT MAY DERIVE A SIGNIFICANT PORTION OF THE REVENUE FROM THE OPERATIONS OF ENTERTAINMENT COMPLEXES THAT INCLUDE RESTAURANTS, LOUNGES, NIGHTCLUBS AND/OR BANQUET AND MEETING SPACES]

●	[ADD DISCLOSURES REGARDING PROPERTIES WITH ANY LIQUOR LICENSING ISSUES]

●	[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES THAT ARE SUBJECT TO CERTAIN PIP AND OTHER RENOVATION AND REPLACEMENT REQUIREMENTS UNDER THE RELATED FRANCHISE AGREEMENT AND FRANCHISOR PROGRAM REQUIREMENTS] See “—Redevelopment, Renovation and Expansion” below.]

●	[ADD DISCLOSURES REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSES AND MANAGEMENT AGREEMENT, IF APPROPRIATE]

●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]]

A large number of factors may adversely affect the operation and value of hospitality properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Hospitality Properties”.

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Industrial Properties

[_______] ([__]) industrial properties ([__]%) secure, in whole or in part, [_______] ([__]) of the Mortgage Loans. A large number of factors may adversely affect the operation and value of industrial properties. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Industrial Properties”.

Certain industrial Mortgaged Properties may also derive a portion of the Underwritten Revenues from revenue from (a) rent derived from the leasing of office space at the Mortgaged Property and (b) rent derived from cell tower leases.

[add ANY disclosures regarding cold storage facilities]

[ADD ANY ADDITIONAL DISCLOSURES REGARDING THIS PROPERTY TYPE]

Specialty Use Concentrations

As indicated on Annex A to this prospectus, certain of the Mortgaged Properties have, as one or more of its 5 largest tenants (based on net rentable square footage) or as a single tenant operating at the related Mortgaged Property, a tenant that operates the property as a specialty use, which may not allow the space to be readily converted to be suitable for another type of tenant as set forth in the following table.

Specialty Use	Number of Mortgaged Properties	Approx. % of Initial Pool Balance
[Medical, dental, physical therapy or veterinary office or clinic, outpatient facility, surgical center, research or diagnostic laboratory, or health management services and/or health professional school]	[__]	[_._]%
[Gym, fitness center, spa, salon, pool or health club]	[__]	[_._]%
[Restaurant]	[__]	[_._]%
[School, educational facility and/or beauty and cosmetology school]	[__]	[_._]%
[Bank branch]	[__]	[_._]%
[Laundromat]	[__]	[_._]%
[Religious center]	[__]	[_._]%

[Arcade, bowling alley and/or mini golf course]	[__]	[_._]%
[Theater]	[__]	[_._]%
[R&D facility and/or data center]	[__]	[_._]%
[Grocery]	[__]	[_._]%
[list other specialty use]	[__]	[_._]%

[add footnotes if and as applicable.]

[Restaurants are subject to certain unique risks including that the restaurant space is not easily convertible to other types of retail or office space and that the restaurant receipts are not only affected by objective factors but by subjective factors. For instance, restaurant receipts are affected by such varied influences as the current personal income levels in the community, an individual consumer’s preference for type of food, style of dining and restaurant atmosphere, the perceived popularity of the restaurant, food safety concerns related to personal health with the handling of food items at the restaurant or by food suppliers and the actions and/or behaviors of staff and management and level of service to the customers. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Restaurants and Taverns”.]

[The cash flows generated from private schools are generally dependent on student enrollment and the ability of enrolled students to pay tuition, which in some cases is dependent on the ability to obtain financial aid or loans. Enrollment at a private school may decrease due to, among other factors: (i) changing local demographics; (ii) competition from other schools; (iii) increases in tuition and/or reductions in availability of student loans, government grants or scholarships; (iv) reductions in education spending as a result of changes in economic conditions in the area of the school; (v) poor performance by teachers, administrative staff or students; (vi) mismanagement at the private school; and (vii) loss of accreditation leading to ineligibility for federal student loans. See “Risk Factors—The Types of Properties That Secure the Mortgage Loans Present Special Risks—General—Private Schools and Other Cultural and Educational Institutions”.]

[Bank branches are specialty-use properties that are outfitted with vaults, teller counters and other customary installations and equipment that require significant capital expenditures. The ability to lease these properties to entities other than financial institutions may be difficult due to the added cost and time of refitting the properties.]

These Mortgaged Properties and the related leased space may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason. See “Risk Factors—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

[ADD DISCLOSURE REGARDING GAS STATIONS / DRY CLEANERS WITH ON-SITE PROCESSING / AUTO REPAIR SHOPS AT THE MORTGAGED PROPERTIES]

Mortgage Loan Concentrations

The table below presents the aggregate Cut-off Date Balance and percentage of Initial Pool Balance of the largest Mortgage Loans and the largest groups of Mortgage Loans with related borrowers:

Pool of Mortgage Loans

	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Largest Mortgage Loan	$[___________]	[__]%
Five (5) Largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)]	$[___________]	[__]%
Ten (10) Largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)]	$[___________]	[__]%
Largest Related-Borrower Concentration(1)	$[___________]	[__]%
[Next Largest Related-Borrower Concentration(1)]	$[___________]	[__]%

(1)	Excludes single-borrower Mortgage Loans [and Crossed Groups] that are not otherwise related to a borrower under any other Mortgage Loan.

Other than with respect to the largest 10 Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)], each of the other Mortgage Loans represents no more than approximately [__]% of the Initial Pool Balance. See “Significant Loan Summaries” in Annex B to this prospectus for more information on the 15 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan).

The table below shows each individual Mortgage Loan that is secured by two or more Mortgaged Properties (other than by reason of cross-collateralization with another Mortgage Loan).

Multi-Property Mortgage Loans([1])

Mortgaged Property / Portfolio Names	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
[____________]	$[________]	[_______]%
[____________]	[________]	[_______]
[____________]	[________]	[_______]
[____________]	[________]	[_______]
[____________]	[________]	[_______]
Total	$[________]	[_______]%

(1)	[The [___________] Mortgage Loan ([__]%), is not being presented on Annex A as a multi-property mortgage loan. The related Mortgaged Property, however, consists of [__] industrial warehouse/distribution properties.]

[INSERT APPLICABLE FOOTNOTES]

[In some cases, an individual Mortgaged Property may be comprised of two or more parcels that may not be contiguous or may be owned by separate borrowers. For example, with respect to the Mortgage Loans secured by the Mortgaged Properties identified as [_________] on Annex A, representing approximately [_____]% of the Initial Pool Balance, the related Mortgaged Properties are comprised of more than one (1) parcel, which in some cases are owned by separate borrowers.]

[_____] ([__]) groups of Mortgage Loans ([__]%), set forth in the table entitled “Related Borrower Loans” below, have borrower sponsors that are related to each other [(and, in the case of Group [__], [_____] ([__]) Crossed Group is included in such related borrower sponsor group)]. No such group of Mortgage Loans represents more than approximately [__]% of the Initial Pool Balance. See “Risk Factors—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses” in addition to Annex A to this prospectus.

Related Borrower Loans (Including Crossed Groups)

Mortgaged Property Name	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Group 1
[________][(1)]	$[_______]	[_._]%
[________][(1)]	[_______]	[_._]
Total for Group 1:	$[_______]	[_._]%

Group 2
[________]	$[_______]	[_._]%
[________]	[_______]	[_._]
Total for Group 2:	$[_______]	[_._]%

Group 3
[________]	$[_______]	[_._]%
[________]	[_______]	[_._]
Total for Group 3:	$[_______]	[_._]%

(1)	[The Mortgage Loans constitute a Crossed Group.]

[ADD ADDITIONAL LOAN GROUPS]

[Mortgage Loans with related borrowers are identified under “Related Group” on Annex A to this prospectus. Mortgage Loans that are cross-collateralized and cross-defaulted with each other are identified under “Crossed Group” on Annex A to this prospectus.]

Geographic Concentrations

This table shows the states that have concentrations of Mortgaged Properties that secure 5.0% or more of the Initial Pool Balance:

Geographic Distribution(1)

State	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
[__________]	[__]	$[____________]	[_._]%
[__________]	[__]	$[____________]	[_._]%
[__________]	[__]	$[____________]	[_._]%
[__________]	[__]	$[____________]	[_._]%
[__________]	[__]	$[____________]	[_._]%
[__________]	[__]	$[____________]	[_._]%
[__________]	[__]	$[____________]	[_._]%

(1)	Because this table presents information relating to Mortgaged Properties and not the Mortgage Loans, the information for the Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as stated on Annex A to this prospectus.

(#)	[ADD APPLICABLE FOOTNOTES]

Repayments by borrowers and the market value of the related Mortgaged Properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of Mortgaged Properties in particular geographic areas may increase the risk that conditions in the real estate market where the Mortgaged Property is located, or other adverse economic or other developments or natural disasters (e.g., earthquakes, floods, forest fires, tornadoes or hurricanes, terrorist attacks or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on Mortgage Loans secured by those Mortgaged Properties. For example:

●	Mortgaged Properties located in [California, Washington, Oklahoma, Alaska, Nebraska, Oregon, Nevada and Colorado] [INSERT APPLICABLE STATES], among others, are more susceptible to certain hazards (such as earthquakes and wildfires) than properties in other parts of the country.

●	Mortgaged Properties located in coastal states or the Great Lakes region, which include Mortgaged Properties located in, for example, [Texas, California, Illinois, Washington, Florida, Ohio, New Jersey, New York, Michigan, Maryland, Alaska, Pennsylvania, Minnesota, Oregon, Louisiana, Hawaii, Rhode Island, North Carolina, South Carolina and Connecticut] [INSERT APPLICABLE STATES], among others, also may be more generally susceptible to floods or hurricanes than properties in other parts of the country. Hurricanes in the [Northeast and Mid-Atlantic states and in the Gulf Coast region] have resulted in severe property damage as a result of the winds and the associated flooding. The Mortgage Loans do not require flood insurance on the related Mortgaged Properties unless they are in a flood zone and flood insurance is available. We cannot assure you that any hurricane damage would be covered by insurance.

●	Mortgaged Properties located in the states that stretch from [Texas to Canada, with its core centered in northern Texas] [INSERT APPLICABLE STATES], as well as in the [southern United States] and particularly the [northern and central parts of Mississippi], are prone to tornados.

●	Mortgaged Properties, securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in areas that are considered a high earthquake risk (seismic zones 3 or 4), and seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.

●	In addition, certain of the Mortgaged Properties are located in cities or states that are currently facing or may face a depressed real estate market, which is not due to any natural disaster but which may cause an overall decline in property values.

[ADD DISCLOSURES REGARDING ANY PROPERTIES LOCATED IN A U.S. TERRITORY OR FOREIGN COUNTRY][The unpaid principal balance, as of the Cut-off Date, of the Mortgage Loans secured by such Mortgaged Properties will not be in excess of 10% of the Initial Pool Balance.]

[ADD additional DISCLOSURES REGARDING GEOGRAPHICAL CONCENTRATION, IF APPROPRIATE]

[Loans Underwritten Based on Projections of Future Income Resulting from Mortgaged Properties with Limited Prior Operating History

[[_____] ([__]) of the Mortgaged Properties ([__]%), namely, [__________], [__________], [__________], [__________] and [__________] were constructed or materially renovated, or in a lease-up period, 12 months or less prior to the Cut-off Date and, therefore, have no or limited prior operating history and/or lack historical financial figures and information.]

[[_____] ([__]) of the Mortgaged Properties ([__]%), namely, [__________] and [__________], were acquired 12 months or less prior to the Cut-off Date and, therefore, have no or limited prior operating history and/or lack historical financial figures and information.]

[[_____] ([__]) of the Mortgaged Properties ([__]%), namely, [__________] and [__________] are subject to a triple-net lease with the related sole tenant and, therefore, have no or limited prior operating history and/or lack historical financial figures and information.]

[ADD ADDITIONAL DISCLOSURES REGARDING LIMITED PRIOR OPERATING HISTORY, IF APPROPRIATE.]

[Tenancies-in-Common or Diversified Ownership]

Certain borrowers may own a Mortgaged Property as tenants-in-common. In the case of the [__________] Mortgage Loan ([__]%), the related borrowers are tenants-in-common. However, with respect to such Mortgage Loan, the related tenants-in-common have waived their respective right to partition.

[ADD ADDITIONAL DISCLOSURES REGARDING TENANCIES-IN-COMMON or diversified ownership, IF APPROPRIATE]

See “Risk Factors—The Borrower’s Form of Entity May Cause Special Risks” and “—Tenancies-in-Common May Hinder Recovery”.]

[Condominium Interests and Other Shared Interests

[[______] ([__]) Mortgage Loans ([__]%), namely, the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%) and the [________] Mortgage Loan ([__]%), are secured, in whole or in part, by the related borrower’s interest in one or more units in a condominium. [[______] ([__]) Mortgage Loan ([__]%), namely, the [________] Mortgage Loan ([__]%), is secured, in whole or in part, by the related borrower’s interest in a shared interest arrangement.]

With respect to each such Mortgage Loan secured by a condominium interest, the borrower generally controls the appointment and voting of the condominium board or the condominium owners cannot take actions or cause the condominium association to take actions that would affect the borrower’s unit(s) without the borrower’s consent, other than as described below:

●	[ADD DISCLOSURES REGARDING THE CONDOMINIUM DOCUMENTS, IF APPROPRIATE.]

Even if the borrower or its designated board members, either through control of the appointment and voting of sufficient members of the condominium board or by virtue of other provisions in the condominium documents, have consent rights over actions by the condominium associations or owners, we cannot assure you that the condominium board will not take actions that would materially adversely affect the borrower’s unit(s). See “Risk Factors—Lending on Condominium Units Creates Risks for Lenders That Are Not Present When Lending on Non-Condominiums” and “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

[ADD ANY DISCLOSURE REGARDING ANY SPLIT INTEREST STRUCTURES]

[See “Risk Factors—Shared Interest Structures”.]

Leasehold Interests

For purposes of this prospectus, an encumbered interest will be characterized as a “fee interest” and not a leasehold interest if (i) the borrower has a fee interest in all or substantially all of the Mortgaged Property (provided that if the borrower has a leasehold interest in any portion of the Mortgaged Property, and the fee interest in such portion is not also encumbered, then such portion is not, individually or in the aggregate, material to the use or operation of the Mortgaged Property), or (ii) the Mortgage Loan is secured by the borrower’s leasehold interest in the Mortgaged Property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related Mortgaged Property.

[[_____] ([__]) Mortgaged Property ([__]%), namely, [____________], is subject to a mortgage, deed of trust or similar security instrument that creates a first mortgage lien on (x) one or more leasehold interests in a material portion of the related Mortgaged Property and (y) one or more fee interests in the remaining portion of the related Mortgaged Property.]

[[_____] ([__]) Mortgaged Properties ([__]%), namely, [____________] ([__]%), [____________] ([__]%), [____________] ([__]%), and [____________] ([__]%), are subject to a mortgage, deed of trust or similar security instrument that creates a first mortgage lien on the related borrower’s or borrowers’, as applicable, leasehold interest in the related Mortgaged Property.]

In general, unless the related fee interest is also encumbered by the related Mortgage [and except as disclosed in the following paragraph], each of the ground leases has a term that extends at least [20] years beyond the maturity date of the Mortgage Loan (or at least 10 years beyond the maturity date of a mortgage loan that fully amortizes by such maturity date) (in each case, taking into account all freely exercisable extension options) and, except as noted on Annex E, contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

[ADD ANY APPLICABLE DISCLOSURE REGARDING GROUND LEASE ISSUES, INCLUDING GROUND LEASES EXPIRING LESS THAN 20 YEARS BEYOND MATURITY OF THE MORTGAGE LOAN (TAKING INTO ACCOUNT ALL FREELY EXERCISABLE EXTENSION OPTIONS)]

See “Risk Factors—Lending on Ground Leases Creates Risks for Lenders That Are Not Present When Lending on a Fee Ownership Interest in a Real Property”. See also Sponsor representations and warranty no. (34) (Ground Leases) on Annex E-1 to this prospectus and any related exceptions on Annex E-2 to this prospectus (subject to the limitations and qualifications set forth in the preamble to Annex E-1 to this prospectus).

Condemnations

There may be Mortgaged Properties securing Mortgage Loans as to which there have been or are currently condemnations, takings and/or grant of easements affecting portions of such Mortgaged Properties, or property adjacent to such Mortgaged Properties, which, in general, would not and do not materially affect the use, value or operation of such Mortgaged Property.

[ADD ANY APPLICABLE DISCLOSURE REGARDING CONDEMNATIONS THAT WOULD MATERIALLY AFFECT THE USE, VALUE OR OPERATION OF THE RELATED MORTGAGED PROPERTY]

Delinquency Information

[None] of the Mortgage Loans were 30 days or more delinquent as of the Cut-off Date, and [no] Mortgage Loan has been 30 days or more delinquent during the 12 months preceding the Cut-off Date (or since origination if such Mortgage Loan has been originated with the past 12 months)]. A Mortgage Loan will be treated as [30] days delinquent if the scheduled payment for a due date is not received from the related borrower by the immediately following due date.

[The following table contains delinquency information regarding the Mortgage Loans:]

Delinquency Period (Days)	Number of Mortgage Loans	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
0-30
31-60
61-90
91-120

Environmental Considerations

An environmental report was prepared for each Mortgaged Property securing a Mortgage Loan no more than [_] months prior to the Cut-off Date. See Annex A to this prospectus for the date of the environmental report for each Mortgaged Property. The environmental reports were generally prepared pursuant to the American Society for Testing and Materials standard for a “Phase I” environmental site assessment (each, an “ESA”). In addition to the Phase I standards, some of the environmental reports will include additional research, such as limited sampling for asbestos containing material, lead based paint, radon or water damage with limited areas of potential or identified mold, depending upon the property use and/or age. Additionally, as needed pursuant to American Society for Testing and Materials standards, supplemental “Phase II” site investigations have been completed for some Mortgaged Properties to further evaluate certain environmental issues, including certain recognized environmental conditions (each, a “REC”). A Phase II investigation generally consists of sampling and/or testing.

The environmental reports may have revealed material adverse conditions or circumstances at a Mortgaged Property:

●	that were remediated or abated before the origination date of the related Mortgage Loan or are anticipated to be remediated or abated before the Closing Date;

●	for which an operations and maintenance plan, abatement as part of routine maintenance or periodic monitoring of the Mortgaged Property or nearby properties will be in place or recommended;

●	for which an escrow, guaranty or letter of credit for the remediation will have been established pursuant to the terms of the related Mortgage Loan;

●	for which an environmental insurance policy will have been obtained from a third party insurer;

●	for which the principal of the borrower or another financially responsible party will have provided an indemnity or will have been required to take, or will be liable for the failure to take, such actions, if any, with respect to such matters as will have been required by the applicable governmental authority or recommended by the environmental reports;

●	for which such conditions or circumstances will have been investigated further and the environmental consultant has recommended no further action or remediation;

●	as to which the borrower or other responsible party has obtained, or will be required to obtain post closing, a “no further action” letter or other evidence that governmental authorities would not be requiring further action or remediation;

●	that would not require substantial cleanup, remedial action or other extraordinary response under environmental laws; or

●	for which the related borrower has obtained or sought to obtain or agreed to seek a “case closed” or similar status for the issue from the applicable governmental agency.

It was not uncommon for the environmental testing to reveal the presence of asbestos containing materials, lead based paint, mold and/or radon at any Mortgaged Property. Where these substances were present, the environmental consultant generally recommended, and the borrower was generally required to establish an operations and maintenance plan to address the issue or, in some cases involving asbestos containing materials and lead based paint, an abatement or removal program.

Other identified conditions could, for example, include leaks from surface level storage tanks, underground storage tanks (each, a “UST”), leaking underground storage tanks (each, a “LUST”), onsite dry cleaning facilities, gas stations, and on site spills. In such cases, corrective action, as required by the regulatory agencies, has been or is currently being undertaken and, in some cases, the related borrowers have made deposits into environmental reserve accounts. However, we cannot assure you that any environmental indemnity, insurance, letter of credit, guaranty or reserve amounts will be sufficient to remediate the environmental conditions or that all environmental conditions have been identified or that operations and maintenance plans will be put in place and/or followed.

Problems associated with mold may pose risks to the real property and may also be the basis for personal injury claims against a borrower. Although the Mortgaged Properties will be required to be inspected periodically, there is no set of generally accepted standards for the assessment of mold currently in place. If left unchecked, the growth of mold could result in the interruption of cash flow, litigation and remediation expenses which could adversely impact collections from a Mortgaged Property.

It is possible that the environmental reports and/or Phase II sampling did not reveal all environmental liabilities, or that there are material environmental liabilities of which we are not aware. Also, the environmental condition of the Mortgaged Properties in the future could be affected by the activities of tenants and occupants or by third parties unrelated to the borrowers. For further general discussion of the environmental matters that may affect the Mortgaged Properties, see “Risk Factors—Environmental Liabilities Will Adversely Affect the Value and Operation of the Contaminated Property and May Deter a Lender from Foreclosing” and “Certain Legal Aspects of the Mortgage Loans—Environmental Considerations”.

With respect to the [___________] Mortgage Loan ([__]%), the related Phase I ESA identified the prior use of the Mortgaged Property as a landfill. The landfill was closed in 1970 in accordance with New Jersey Department of Environmental Protection procedures. Active methane monitoring systems have been installed on the ground floor of each of the 26 affected buildings at the Mortgaged Property. The borrower established an upfront rolling reserve for methane mitigation systems at loan origination. In addition, the borrower obtained an environmental impairment liability policy with Lloyd’s of London, with policy limits of $3 million per incident and in the aggregate, a $50,000 deductible and a coverage period that extends beyond the maturity date of the Mortgage Loan. The policy premium was paid in full.

With respect to the [___________] Mortgage Loan ([__]%), the related Phase I ESA report identified an active dry cleaner facility as a recognized environmental condition, based on the continued use of chlorinated solvents since the time of the most recent subsurface investigation in 1996. The Phase I ESA recommended further investigation of the dry cleaner space, at an estimated cost of $10,000 to $12,000. The related loan agreement requires the borrower to complete a Phase II ESA within 90 days of the origination of the Mortgage Loan.

With respect to the [___________] Mortgage Loan ([__]%), the related Phase I ESA identifies the Mortgaged Property as part of a larger National Priorities List (“NPL”) site commonly known as the “Omaha Lead site”.   The Omaha Lead site includes surface soils present at residential properties, child care facilities, schools, and other similar-type properties in the City of Omaha that have been contaminated as a result of lead refining and lead battery recycling from the 1870s until 1996 at facilities located in the downtown Omaha area.  The concern at these sites has been lead contamination through direct exposure from contaminated soils.  According to the Phase I ESA, soils on the Mortgaged Property were modified during construction of the current improvements, and the Mortgaged Property is currently fully developed with no exposed soils.  Consequently, the Phase I ESA consultant determined the NPL listing for the Mortgaged Property to be a de minimis condition.  Additionally, responsible parties associated with the larger Omaha Lead NPL site do not include any current owners or operators of the Mortgaged Property.

With respect to the [___________] Mortgage Loan ([__]%), the Phase I ESA indicated that a former dry cleaner operated at the Mortgaged Property between 1995 and 2005. The dry cleaner is enrolled in the Florida Department of Environmental Protection’s (“FDEP”) Dry Cleaning Solvent Program and is in good standing. Based on the dry cleaner’s low scoring, no further investigations have been recommended by FDEP. The borrower obtained an environmental impairment liability policy with Lloyd’s of London, with policy limits of $3 million per incident and in the aggregate, a $50,000 deductible and a coverage period that extends beyond the maturity date of the Mortgage Loan. The policy premium was paid in full.

With respect to the [___________] Mortgage Loan ([__]%), the related Phase I ESA reported that a gas station operated onsite prior to redevelopment for a high rise office building with underground garage, and the gas station’s underground storage tanks were removed. Previous subsurface investigation identified residual contamination entombed beneath the garage floor slab; however, the ESA concluded that vapor intrusion is not a significant concern. The Mortgaged Property is classified as an active clean-up site and the responsible party is Martin Selig Property. The ESA recommended that investigation and remediation be continued and that documentation of such be reviewed.

With respect to the [___________] Mortgage Loan ([__]%), the related Phase I ESA identifies as a REC two LUSTs that were removed from the Mortgaged Property in 2000.  These two former heating oil tanks were associated with historic operations at the Mortgaged Property by the North Carolina Department of Transportation (NCDOT). Pursuant to the Phase I ESA, the State of North Carolina has been identified as the party responsible for addressing the LUSTs.  Through an Agreement for Environmental Remediation, Reimbursement and Site Assess (dated March 19, 2004), the State of North Carolina has agreed to obtain a No Further Action (NFA) letter for the LUSTs and to perform and pay for any remediation required by the North Carolina Department of Environment and Natural Resources.

[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES WITH RESPECT TO WHICH THE RELATED ENVIRONMENTAL REPORTS HAVE REVEALED MATERIAL ADVERSE CONDITIONS OR CIRCUMSTANCES AT A MORTGAGED PROPERTY, WHICH MAY INCLUDE THE FOLLOWING:

●	THAT WERE REMEDIATED OR ABATED BEFORE THE ORIGINATION DATE OF THE RELATED MORTGAGE LOAN OR ARE ANTICIPATED TO BE REMEDIATED OR ABATED BEFORE THE CLOSING DATE;

●	FOR WHICH AN OPERATIONS AND MAINTENANCE PLAN, ABATEMENT AS PART OF ROUTINE MAINTENANCE OR PERIODIC MONITORING OF THE MORTGAGED PROPERTY OR NEARBY PROPERTIES WILL BE IN PLACE OR RECOMMENDED;

●	FOR WHICH AN ESCROW, GUARANTY OR LETTER OF CREDIT FOR THE REMEDIATION WILL HAVE BEEN ESTABLISHED PURSUANT TO THE TERMS OF THE RELATED MORTGAGE LOAN;

●	FOR WHICH AN ENVIRONMENTAL INSURANCE POLICY WILL HAVE BEEN OBTAINED FROM A THIRD PARTY INSURER;

●	FOR WHICH THE PRINCIPAL OF THE BORROWER OR ANOTHER FINANCIALLY RESPONSIBLE PARTY WILL HAVE PROVIDED AN INDEMNITY OR WILL HAVE BEEN REQUIRED TO TAKE, OR WILL BE LIABLE FOR THE FAILURE TO TAKE, SUCH ACTIONS, IF ANY, WITH RESPECT TO SUCH MATTERS AS WILL HAVE BEEN REQUIRED BY THE APPLICABLE GOVERNMENTAL AUTHORITY OR RECOMMENDED BY THE ENVIRONMENTAL REPORTS;

●	FOR WHICH ANY MATERIAL CONDITIONS OR CIRCUMSTANCES HAVE BEEN INVESTIGATED FURTHER AND THE ENVIRONMENTAL CONSULTANT RECOMMENDED NO FURTHER ACTION OR REMEDIATION;

●	AS TO WHICH THE BORROWER OR OTHER RESPONSIBLE PARTY WILL HAVE OBTAINED, OR WILL BE REQUIRED TO OBTAIN POST-CLOSING, A “NO FURTHER ACTION” LETTER OR OTHER EVIDENCE THAT GOVERNMENTAL AUTHORITIES WOULD NOT BE REQUIRING FURTHER ACTION OR REMEDIATION;

●	THAT WOULD REQUIRE SUBSTANTIAL CLEANUP, REMEDIAL ACTION OR OTHER EXTRAORDINARY RESPONSE UNDER ENVIRONMENTAL LAWS;

●	AS TO WHICH THE RELATED BORROWER HAS OBTAINED ENVIRONMENTAL INSURANCE; OR

●	FOR WHICH THE RELATED BORROWER WILL HAVE AGREED TO SEEK A “CASE CLOSED” OR SIMILAR STATUS FOR THE ISSUE FROM THE APPLICABLE GOVERNMENTAL AGENCY.]

[ADD ADDITIONAL DISCLOSURES RELATING TO ENVIRONMENTAL ISSUES.]

Litigation and Other Legal Considerations

Certain risks relating to litigation or other legal proceedings regarding the Mortgaged Properties or the borrowers are described in “Risk Factors—Litigation and Other Legal Proceedings May Adversely Affect a Borrower’s Ability to Repay Its Mortgage Loan”. There may be material pending or threatened litigation or other legal proceedings against the borrowers, their sponsors and managers of the Mortgaged Properties and their respective affiliates. Below are descriptions of certain material current or threatened litigation matters or other legal proceedings relating to certain Mortgage Loans:

●	[ADD SPECIFIC MATERIAL LITIGATION DISCLOSURE, IF ANY]

We cannot assure you that the above-described litigation matters or any current litigation matters relating to certain Mortgage Loans would not have an adverse effect on, or provide any other indication of the future performance of the obligors or the non-recourse carveout guarantors under, the related Mortgage Loans.

Redevelopment, Expansion and Renovation

Certain of the Mortgaged Properties are properties which are currently undergoing or, in the future, are expected to undergo redevelopment, renovation or expansion, including with respect to hospitality properties, property improvement plans (“PIPs”) required by the franchisors. Below are descriptions of certain of such Mortgaged Properties. Certain risks related to redevelopment, expansion and renovation at a Mortgaged Property are described in “Risk Factors—Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties”.

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WHICH ARE CURRENTLY UNDERGOING OR, in the future, ARE EXPECTED TO UNDERGO MATERIAL REDEVELOPMENT, RENOVATION OR EXPANSION, including WITH RESPECT TO HOTEL PROPERTIES, PIPS REQUIRED by the franchisors]

We cannot assure you that the above-described renovations and build outs will not temporarily interfere with the use and operation of portions of the related Mortgaged Property and/or make the related Mortgaged Property less attractive to potential guests, patrons, customers and/or tenants. See “Significant Loan Summaries” in Annex B to this prospectus for additional information on the 15 largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)].

[Assessment of Property Value and Condition

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WITH ANY MATERIAL ISSUES NOTED IN THE APPRAISALS, ENGINEERING REPORTS AND ZONING AND SEISMIC REPORTS TO THE EXTENT NOT DISCLOSED UNDER “—REDEVELOPMENT, EXPANSION AND RENOVATION” ABOVE.]

Default History, Bankruptcy Issues and Other Proceedings

Defaults, Refinancings, Discounted Pay-offs, Foreclosure or REO Property Purchases

[As of the Cut-off Date, none of the Mortgage Loans were modified due to a delinquency[, nor were any of the Mortgage Loans refinancings of loans in default at the time of refinancing and/or otherwise involved discounted pay-offs in connection with the origination of the Mortgage Loan].]

[One or more of the Mortgage Loans, (i) were refinancings in whole or in part of loans that were in default at the time of refinancing, (ii) involved a discounted pay-off of a prior loan from the proceeds of such Mortgage Loan, or (iii) provided acquisition financing for the related borrower’s purchase of the related Mortgaged Property at a foreclosure sale or after becoming REO, in each case as described below:]

●	[ADD ANY DISCLOSURE REGARDING REFINANCINGS OF LOANS IN DEFAULT OR SUBJECT TO DPOs and acquisitions of reo]

Borrowers, Principals or Affiliated Entities Have Been or Currently Are Parties to Defaults, Bankruptcy Proceedings, Criminal or Civil Legal Proceedings, Pending Investigations, Foreclosure Proceedings, Deed-In-Lieu of Foreclosure Transactions and/or Mortgage Loan Workouts

Certain of the borrowers, principals of the borrowers and other entities affiliated with such principals are or previously have been or currently are parties to loan defaults, bankruptcy proceedings, criminal or civil legal proceedings, pending investigations, foreclosure proceedings, deed-in-lieu of foreclosure transactions and/or mortgage loan workouts (which may have included a discounted payoff), in addition to any bankruptcy-related litigation issues discussed above in “—Litigation and Other Legal Considerations”, which in some cases may have involved a Mortgaged Property that secures a Mortgage Loan to be included in the Issuing Entity. [For example, among the 15 largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)], set forth below are any such material defaults, proceedings, pending investigations, transactions and/or mortgage loan workouts that are currently occurring or have occurred within the last 10 years and of which we are aware:]

●	[aDd DISCLOSURE REGARDING ANY PRIOR BORROWER / BORROWER SPONSOR loan defaults, BANKRUPTCIES and default-related proceedings AND ANY OTHER LOAN-SPECIFIC BANKRUPTCY ISSUES CONSISTENT WITH THE LEAD-IN LANGUAGE ABOVE]

There are likely other material defaults, bankruptcy proceedings, legal proceedings, foreclosure proceedings, deed-in-lieu of foreclosure transactions and/or mortgage loan workouts involving certain of the borrowers, principals of the borrowers and other entities under the control of such principals that have (i) occurred prior to the last 10 years, (ii) occurred during the last 10 years with respect to Mortgage Loans that are not among the 10 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan), or (iii) otherwise occurred at any time (including with respect to the 10 largest Mortgage Loans) and of which we are not aware.

We cannot assure you that there are no other defaults, bankruptcy proceedings, legal proceedings, foreclosure proceedings, deed-in-lieu of foreclosure transactions and/or mortgage loan workout matters that involved one or more Mortgage Loans or Mortgaged Properties, and/or a guarantor, borrower, borrower sponsor or other party to a Mortgage Loan.

Certain risks relating to bankruptcy proceedings are described in “Risk Factors—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans”.

Tenant Issues

Tenant Concentrations

Mortgaged properties that are owner-occupied or leased to a single tenant, or a tenant that makes up a significant portion of the rental income, also are more susceptible to interruptions of cash flow if that tenant’s business operations are negatively impacted, if that tenant defaults or if that tenant fails to renew its lease. This is so because:

●	the financial effect of the absence of rental income may be severe;

●	more time may be required to re-lease the space; and

●	substantial capital costs may be incurred to make the space appropriate for replacement tenants.

See Annex A to this prospectus for tenant lease expiration dates for the 5 largest tenants (based on net rentable square footage) at each [retail, office, industrial and mixed use] Mortgaged Property.

The Mortgaged Properties have single tenants as set forth below:

●	[______] ([__]) of the Mortgaged Properties, securing in whole or in part [______] ([__]) Mortgage Loans ([__]%), are each leased to a single tenant.

●	No Mortgaged Property leased to a single tenant secures a Mortgage Loan representing more than approximately [__]% of the Initial Pool Balance.

With respect to certain of these Mortgaged Properties that are leased to a single tenant, the related leases may expire prior to, or soon after, the maturity dates of the Mortgage Loans or the related tenant may have the right to terminate its lease prior to the maturity date of the Mortgage Loan. If the current tenant does not renew its lease on comparable economic terms to the expired lease, if a single tenant terminates its lease or if a suitable replacement tenant does not enter into a new lease on similar economic terms, there could be a negative impact on the payments on the related Mortgage Loans.

Identified in the table below are certain tenants that are among the 5 largest tenants (based on net rentable square footage) at each of [2] or more Mortgaged Properties that collectively secure [__]% or more of the Initial Pool Balance.

Name of Tenant	Number of Mortgaged Properties	Aggregate approx. % of Initial Pool Balance(1)
[_____________]	[__]	[__]%
[_____________]	[__]	[__]%
[_____________]	[__]	[__]%

(1)	Refers to the percentage of the Initial Pool Balance represented by the related Mortgage Loan(s).

[In the event of a default by any of the foregoing tenants, if the related lease expires prior to the Mortgage Loan maturity date and the related tenant fails to renew its lease or if such tenant exercises an early termination option, there would likely be an interruption of rental payments under the related leases. In certain cases where the tenant owns the improvements to the Mortgaged Property, the related borrower may be required to purchase such improvements in connection with the exercise of its remedies.]

Lease Expirations and Terminations

Lease Expirations

See Annex A to this prospectus for tenant lease expiration dates for the 5 largest tenants (based on net rentable area leased) at each [retail, office, industrial and mixed use] Mortgaged Property. Even if none of the 5 largest tenants at a particular Mortgaged Property have leases that expire before, or shortly after, the maturity of the related Mortgage Loan, (i) some of the Mortgaged Properties have significant leases (not related to the 5 largest tenants) or a significant concentration of leases that expire before, or shortly after, the maturity of the related Mortgage Loan, and (ii) there may be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to, or shortly after, the maturity of a Mortgage Loan. Identified below are certain lease expirations or concentrations of lease expirations with respect to the [retail, office, industrial and mixed use] Mortgaged Properties:

●	In certain cases, the lease of a sole tenant or the lease of an anchor or other tenant that is one of the 5 largest tenants at a Mortgaged Property expires prior to the maturity date (or, in the case of an ARD Loan, the Anticipated Repayment Date) of the related Mortgage Loan, as set forth on Annex A to this prospectus. Set forth in the table below are examples of Mortgaged Properties as to which the sole tenant or a single tenant representing greater than 50% of the net rentable square footage occupies its space at the Mortgaged Property under a lease that expires prior to, or within 12 months after, the maturity date (or, in the case of an ARD Loan, the Anticipated Repayment Date) of the related Mortgage Loan.

Mortgaged Property Name	Approx. % of Initial Pool Balance	Name of Tenant	Percentage of Net Rentable Square Footage Expiring(1)	Date of Lease Expiration	Maturity Date[(2)]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]
[_________]	[__]%	[_______]	[__]%	[__/__/20__]	[__/__/20__]

(1)	Calculated based on a percentage of occupied net rentable square footage of the related Mortgaged Property.

[ADD ANY APPLICABLE FOOTNOTES]

●	With respect to the Mortgaged Properties identified in the table below, tenant leases representing in the aggregate greater than 50% of the net rentable square footage at the related Mortgaged Property (excluding Mortgaged Properties leased to a sole tenant or any other single tenant representing greater than 50% of the net rentable square footage, as identified in the table above) expire in a single calendar year that is prior to, or in the same year as, the year in which the maturity date (or, in the case of an ARD Loan, the Anticipated Repayment Date) of the related Mortgage Loan occurs.

Mortgaged Property Name	Approx. % of Initial Pool Balance	Approximate Aggregate Percentage of Leases Expiring(1)	Calendar Year of Expiration	Maturity Date[(2)]
[__________]	[_._]%	[_._]%	20[__]	[__/__/20__]

(1)	Calculated based on a percentage of occupied net rentable square footage of the related Mortgaged Property.

[ADD ANY APPLICABLE FOOTNOTES]

●	There may be other Mortgaged Properties with related leases (including leases representing in the aggregate 50% or greater of the net rentable square footage at the related Mortgaged Property), that expire over two or more calendar years prior to maturity of the related Mortgage Loan, which may be consecutive calendar years.

●	Further, with respect to certain other Mortgaged Properties, there are leases that represent in the aggregate a material portion (but less than 50%) of the net rentable square footage at the related Mortgaged Property that expire in a single calendar year (or several calendar years) prior to, or shortly after, the maturity of the related Mortgage Loan.

Lease Terminations

Certain Mortgage Loans have material lease early termination options. Leases often give tenants the right to terminate the related lease, reduce the amount of space they are leasing, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including

(i)	if the borrower for the applicable Mortgaged Property allows uses at the Mortgaged Property in violation of use restrictions in current tenant leases,

(ii)	if the borrower or any of its affiliates owns other properties within a certain radius of the Mortgaged Property and allows uses at those properties in violation of use restrictions,

(iii)	if the borrower fails to provide a designated number of parking spaces,

(iv)	if there is construction at the related Mortgaged Property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant’s use of the Mortgaged Property or otherwise violate the terms of a tenant’s lease,

(v)	upon casualty or condemnation with respect to all or a portion of the Mortgaged Property that renders such Mortgaged Property unsuitable for a tenant’s use or if the borrower fails to rebuild such Mortgaged Property within a certain time,

(vi)	if a tenant’s use is not permitted by zoning or applicable law,

(vii)	if the tenant is unable to exercise an expansion right,

(viii)	if the borrower does not complete certain improvements to the property as contemplated in the lease,

(ix)	if the borrower leases space at the Mortgaged Property or within a certain radius of the Mortgaged Property to a competitor,

(x)	if the tenant fails to meet certain sales targets or other business objectives for a specified period of time,

(xi)	if certain anchor or significant tenants at the subject property go dark or terminate their leases,

(xii)	if the landlord violates the tenant’s exclusive use rights for a specified period of time,

(xiii)	if the borrower defaults on any other obligations under the lease, or

(xiv)	based upon contingencies other than those set forth in this “—Tenant Issues—Lease Expirations and Terminations” section.

We cannot assure you that all or any of the borrowers will comply with their lease covenants or such third parties will act in a manner required to avoid any termination and/or abatement rights of the related tenant.

Identified below are certain material termination rights or situations in which the tenant may no longer occupy its leased space or pay full (or any) rent.

Unilateral Lease Termination Rights

Certain of the tenant leases permit the related tenant to unilaterally terminate its lease (with respect to all or a portion of its leased property) prior to, or shortly after the maturity of the related Mortgage Loan, upon providing notice of such termination within a specified period prior to the termination date. [For example, among the 5 largest tenants by net rentable square footage at a Mortgaged Property securing any of the 15 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) by Cut-off Date Balance, or those Mortgaged

Properties with a tenant that leases at least 20% of the net rentable square footage at the related Mortgaged Property (in each case excluding government tenants, which are described further below)]:

●	[INSERT applicable SPECIFIC DISCLOSURES REGARDING TENANTS WITH early unilateral lease TERMINATION RIGHTS]

Rights to Terminate Lease or Abate or Reduce Rent Triggered by Failure to Meet Business Objectives or Actions of Other Tenants

Certain of the tenant leases for the Mortgaged Properties permit the related tenant to terminate its lease and/or abate or reduce rent if the tenant fails to meet certain sales targets or other business objectives for a specified period of time. We cannot assure you that all or any of these tenants will meet the sales targets or business objectives required to avoid any termination and/or abatement rights. [For example, among the 5 largest tenants (based on net rentable square footage) at those Mortgaged Properties securing the [15] largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) by aggregate Cut-off Date Balance:]

●	[INSERT applicable SPECIFIC DISCLOSURES REGARDING TENANTS WITH TERMINATION OPTIONS OR RENT ABATEMENT RIGHTS FOR FAILURE TO MEET BUSINESS OBJECTIVES]

Certain of the tenant leases for the Mortgaged Properties may permit affected tenants to terminate their leases and/or abate or reduce rent if another tenant at the subject Mortgaged Property or a tenant at an adjacent or nearby property terminates its lease or goes dark, or if a specified percentage of the Mortgaged Property is unoccupied. [For example, among the 5 largest tenants (based on net rentable square footage) at those Mortgaged Properties securing the [15] largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) by aggregate Cut-off Date Balance]:

●	[INSERT applicable SPECIFIC DISCLOSURES REGARDING TENANTS WITH TERMINATION OPTIONS OR RENT ABATEMENT RIGHTS FOR FAILURE TO MEET OCCUPANCY TARGETS AT THE PROPERTY]

In addition to termination options tied to certain triggers as set forth above that are common with respect to retail properties, certain tenant leases permit the related tenant to terminate its lease without any such triggers.

Certain of the tenant leases permit the related tenant to terminate its lease based upon contingencies other than those set forth above in this “—Tenant Issues—Rights to Terminate Lease or Abate or Reduce Rent Triggered by Failure to Meet Business Objectives or Actions of Other Tenants” subsection.

See “Significant Loan Summaries” in Annex B to this prospectus for more information on material lease termination options relating to the [15] largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)].

Rights to Cease Operations (Go Dark) at the Leased Property

Certain of the tenant leases may permit a tenant to go dark at any time. [For example, taking into account (i) the 5 largest tenants (based on net rentable square footage) at a Mortgaged Property securing the [15] largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) by aggregate Cut-off Date Balance or (ii) cases where any Mortgaged Property is leased to a single tenant who has the option to go dark]:

●	[INSERT applicable SPECIFIC DISCLOSURES REGARDING TENANTS WITH RIGHT TO GO DARK]

There may be other tenant leases, other than those disclosed above, that do not require the related tenant to continue to operate its space at the related Mortgaged Property, and therefore such tenants may also have the option to go dark at any time, but such right to go dark is not expressly provided for under the subject lease.

Termination Rights of Government Sponsored Tenants

Certain of the Mortgaged Properties, as set forth in the table below, may be leased in whole or in part by government sponsored tenants. Government sponsored tenants frequently have the right to cancel their leases at any time or after a specific time (in some cases after the delivery of notice) or for lack of appropriations. [For example, set forth below are certain government sponsored tenants that (i) have leases with the risks described above in this paragraph and (ii) are one of the 5 largest tenants at the related Mortgaged Property. One or more other leases at the related Mortgaged Property, relating to tenants that are not among the 5 largest tenants at such Mortgaged Property, could also have these types of risks.]

Mortgaged Property Name	Approx. % of Initial Pool Balance	Tenant	Approx. % of Net Rentable Area	Approx. % of UW Base Rent
[_________]	[__]%	[_________] (1)	[__]%	[__]%
[_________]	[__]%	[_________] (2)	[__]%	[__]%

(1)       The related tenant may terminate the lease at any time upon [__] days’ notice.

(2)       [INSERT ANY APPLICABLE FOOTNOTES]

Other Tenant Termination Issues

[INSERT SPECIFIC DISCLOSURES REGARDING OTHER TENANT TERMINATION ISSUES not covered by the subsection above]

In addition to the tenant termination issues described above, anchor tenants at, and shadow anchor tenants with respect to, certain Mortgaged Properties may close or otherwise become vacant. We cannot assure you that any such anchor tenants would be replaced in a timely manner or without incurring material additional costs to the related borrower and resulting in adverse economic effects.

Rights to Sublease

Certain of the Mortgaged Properties may have tenants that sublet a portion of their space or have provided notice of their intent to sublet out a portion of their space in the future. [For example, taking into account (i) the 5 largest tenants (based on net rentable square footage) at those Mortgaged Properties securing the [15] largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) or (ii) cases where [10]% or more of the aggregate net rentable area at a Mortgaged Property is sublet:]

●	[INSERT SPECIFIC DISCLOSURES REGARDING A TENANT’S RIGHT TO SUBLET OR INTENT TO SUBLET IN THE FUTURE]

Tenants Not Yet in Occupancy or in a Free Rent Period, Leases Under Negotiation and LOIs

Tenants under certain leases included in the Underwritten Net Cash Flow, Underwritten Net Operating Income and/or Occupancy may not be in physical occupancy, may not have commenced paying rent, or may be in the process of negotiating such leases. [For example, with respect to single tenant properties, tenants that are one of the 5 largest tenants (based on net rentable square footage) at a Mortgaged Property securing any of the [15] largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) or tenants in the aggregate representing more than 25% of the net rentable square footage at a Mortgaged Property, certain of such tenants have not taken possession or commenced paying rent or have outstanding rent as set forth below:

●	[INSERT SPECIFIC DISCLOSURES REGARDING TENANTS satisfying the criteria that have not taken possession, commenced paying rent or are in the process of negotiating their lease]

In addition, in some cases, tenants at a Mortgaged Property may have signed a letter of intent or notified the related borrower of their intent to continue to lease space at the Mortgaged Property but not executed a lease with respect to the related space. We cannot assure you that any such proposed tenant will sign a lease or lease renewal or take or remain in occupancy at the related Mortgaged Property.

Further, the underwritten occupancy, Underwritten Net Cash Flow and Underwritten Net Operating Income of the Mortgaged Properties may reflect tenants, and rents from tenants, whose lease terms or renewal leases are under negotiation but not yet signed. Certain of the Mortgage Loans may also have tenants who are leasing their spaces on a month-to-month basis and have the right to terminate their leases on a monthly basis. [insert specific disclosures regarding the above.]

In the case of any Mortgage Loan, we cannot assure you that tenants who have not yet taken occupancy, begun paying rent or executed a lease will take occupancy, begin paying rent or execute their leases. If these tenants do not take occupancy of the leased space, begin paying rent or execute their leases, it could result in a higher vacancy rate and re-leasing costs that may adversely affect cash flow on the related Mortgage Loan.

Charitable Institutions / Not-For-Profit Tenants

Certain Mortgaged Properties may have tenants or sub-tenants that are charitable institutions or other not-for-profit tenant organizations that generally rely on contributions from individuals and government grants or other subsidies to pay rent on such space and other operating expenses. [For example, among the 5 largest tenants (based on net rentable square footage) at a Mortgaged Property securing the 10 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) by Cut-off Date Balance, and any other tenant that leases at least 50% of the net rentable square footage at the related Mortgaged Property:]

●	[INSERT SPECIFIC DISCLOSURES REGARDING Charitable TENANTS]

Tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on such space and other operating expenses may default upon their respective leases should such contributions, grants or subsidies no longer be available.

See “Significant Loan Summaries” in Annex B to this prospectus for more information on other tenant matters relating to the [15] largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)].

See the footnotes to Annex A to this prospectus for further information regarding the 5 largest tenants by net rentable square footage at the Mortgaged Properties.

Purchase Options, Rights of First Offer and Rights of First Refusal

Below are certain purchase options, rights of first offer and rights of first refusal to purchase all or a portion of certain Mortgaged Properties:

●	[INSERT applicable SPECIFIC DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO purchase options, rights of first offer and rights of first refusal in favor of tenants or other parties]

[Credit Lease Loans]

[[__] Mortgage Loans (the “Credit Lease Loans”), representing approximately [____]% of the Initial Pool Balance, are backed by lease obligations (a “Credit Lease”) of a tenant (each, a “Tenant”). Each Credit Lease has a primary lease term (the “Primary Term”) that expires on or after the maturity date of the related Credit Lease Loan. The Credit Lease Loans are scheduled to be repaid from scheduled monthly rental payments (“Monthly Rental Payments”) which are equal to or greater than the scheduled payment of all principal, interest and other amounts due each month on the related Credit Lease Loan. Notwithstanding the foregoing, the borrowers remain liable for all obligations under the Credit Lease Loans (subject to the non-recourse provisions).

●	The following table sets forth certain information regarding the Credit Lease Loans:

Property Name	Cut-off Date Balance	Approx. % of Initial Pool Balance	Tenant/Lease Guarantor	Lease Type
		%	(1)
		%	(2)
		%

%
%
●	__________

(1)	The tenant may cancel the Credit Lease under certain circumstances in the event of a casualty or condemnation [(or, with respect to the [______] Mortgage Loan, condemnation only)] of the related Mortgaged Property without the payment of the outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The related borrower has obtained an insurance policy to cover the occurrences of certain rent abatement or termination rights of the tenant.

(2)	The borrower is responsible for structural repairs. Monthly reserves have been established and are taken from the tenant’s lease payments to cover this obligation.

(3)	[INSERT OTHER APPLICABLE FOOTNOTES]

[With respect to [__] Credit Lease Loans (identified as [__] and [__] on Annex A), collectively representing approximately [____]% of the Initial Pool Balance, interest payments are due on the first day of each month and are calculated based upon a 30 day month and a 360 day year. Principal payments, per a schedule, are due on the first day of each calendar year. Those principal payments are scheduled to correspond with payments due under the related leases.]

Each mortgagor under a Credit Lease Loan has assigned to the mortgagee of the related Credit Lease Loan (each, a “Credit Lease Assignment”), as security for the mortgagor’s obligations, the mortgagor’s rights under the Credit Leases and its rights to all income and profits to be derived from the operation and leasing of the related property (each, a “Credit Lease Property”), including, but not limited to, an assignment of any guarantee of the Tenant’s obligations under the Credit Lease and an assignment of the right to receive all Monthly Rental Payments and any other sums due under the Credit Leases.

Each Credit Lease generally provides that the related Tenant must pay all real property taxes and assessments levied or assessed against the related Credit Lease Property, all charges for utility services and other operating expenses incurred in connection with the operation of the related Credit Lease Property. Generally, each Credit Lease Loan provides that if the Tenant defaults beyond applicable notice and grace periods in the performance of any covenant or agreement of that Credit Lease (a “Credit Lease Default”) and the related borrower defaults in its performance under that Credit Lease Loan, the mortgagee may exercise rights under the related Credit Lease Assignment to require the related mortgagor either (1) to terminate that Credit Lease or (2) not to terminate that Credit Lease and exercise any of its rights. A default under a Credit Lease will constitute a default under the related Credit Lease Loan.

While each Credit Lease requires the Tenant to fulfill its payment and maintenance obligations during the term of the Credit Lease, in some cases the Tenant has not covenanted to operate the related Credit Lease Property for the term of the Credit Lease, and the Tenant may at any time cease actual operations at the Credit Lease Property, but it remains obligated to continue to meet all of its obligations under the Credit Lease.

[With respect to [__] Credit Lease Loans which are not secured by the assignment of a “bondable lease” (the “Lease Enhancement Policy Loans”), the lender is the beneficiary of a non-cancelable insurance policy (a “Lease Enhancement Policy”) obtained to cover certain lease termination and rent abatement events arising out of a casualty or condemnation (or, with respect to [__] Mortgage Loan (the “[__________]”), representing approximately [__]% of the Initial Pool Balance, condemnation only) of the related Credit Lease Property. A “bondable lease” generally means that the related Tenant has no rights under the terms of the related Credit Lease to terminate the Credit Lease or abate rent due under the Credit Lease, including by reason of the occurrence of certain casualty and condemnation events or the failure of the related mortgagor, as lessor, to perform required maintenance, repairs or replacement, except that the Tenant may have the right to terminate the Credit Lease upon the happening of that kind of casualty or condemnation if the Tenant makes a termination payment which is not less than the then-outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The following table sets forth certain information with respect to each Lease Enhancement Policy for the Lease Enhancement Policy Loans.]

Mortgage Loan	Lease Enhancement Policy Issuer	Financial Strength Rating

[The Lease Enhancement Policies issued by the related insurer for the related Credit Lease are subject to certain limited exclusions and do not insure interest on the Lease Enhancement Policy Loans for a period of greater than [__] days past the date of the occurrence of a casualty or condemnation event. The Lease Enhancement Policies permit payment of a lump sum payment of all outstanding principal plus, subject to the limitation above, accrued interest in the event of a permitted termination by the related Tenant of its Credit Lease as a result of a casualty or condemnation. If the related Credit Lease permits the related Tenant to abate all or a portion of the rent in the event of a casualty or condemnation, that payment will be in an amount equal to the portion of any Monthly Rental Payments not made by the Tenant for the period from the date the abatement commences until the earlier of the date the abatement ceases or the expiration date of the initial term of the Credit Lease; provided that in the event those payments would exceed the limits of liability under the policy, then the issuer of the related Lease Enhancement Policy, may, at its option, pay the present value of the stream of partial abatement payments in a lump sum. The insurers are also not required to pay amounts due under the related Lease Enhancement Policy Loan other than amounts equal to principal and, subject to the limitation above, accrued interest, and consequently, are not required to pay any amounts equal to prepayment premiums or yield maintenance charges due under the Lease Enhancement Policy or any amounts the related mortgagor is obligated to pay under the Lease Enhancement Policy to reimburse the Master Servicer or the Trustee for outstanding Servicing Advances.]

[At the end of the term of the Credit Lease, the Tenant is generally obligated to surrender the Credit Lease Property in good order and in its original condition received by the Tenant, except for ordinary wear and tear and repairs required to be performed by the related borrower.]

The Mortgage Loan Seller’s underwriting guidelines with respect to the Credit Lease Loans are described under “Transaction Parties—The Sponsors and the Mortgage Loan Sellers—[______]’s Underwriting Guidelines and Processes”.]

Affiliated Leases and Master Leases

Certain of the Mortgaged Properties are leased in whole or in part by borrowers or borrower affiliates. [Set forth below are examples of Mortgaged Properties at which (A) at least (i) 5.0% of the gross income at the Mortgaged Property relates to leases between the borrower and an affiliate of the borrower or (ii) 5.0% of the net rentable square footage at the Mortgaged Property is leased to an affiliate of the borrower or (B) master leases were included in the underwritten base rent:]

●	[ADD SPECIFIC DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO AFFILIATED LEASES OR MASTER LEASES THAT WERE INCLUDED IN THE UNDERWRITTEN BASE RENT]

Other Mortgaged Properties may have tenants that are affiliated with the related borrower but those tenants do not represent more than [5.0]% of the gross income or net rentable area of the related Mortgaged Property.

[Certain of the Mortgaged Properties may be leased in whole or in part by originator and/or Sponsor affiliates. For example, with respect to the [____] Mortgage Loan ([__]%), an affiliate of [_____] leases approximately [_____] square feet at the Mortgaged Property.]

Other Tenant Issues

●	[ADD SPECIFIC DISCLOSURE REGARDING ANY OTHER MATERIAL TENANT ISSUES NOT COVERED ABOVE]

Insurance Considerations

In the case of [__] Mortgaged Properties, which secure, in whole or in part, [__] Mortgage Loans ([__]%), the related borrowers maintain insurance under blanket policies.

Further, certain Mortgaged Properties may be insured, in whole or in part, by a sole or significant tenant. For example:

●	[ADD SPECIFIC DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE INSURED, IN WHOLE OR IN PART, BY A SOLE OR SIGNIFICANT TENANT]

In addition, with respect to certain Mortgage Loans, the insurable value of the related Mortgaged Property as of the origination date of the related Mortgage Loan was lower (and, in certain cases, may be substantially lower) than the principal balance of the related Mortgage Loan.

See “Risk Factors—Risks Associated with Blanket Insurance Policies or Self-Insurance” and “—Earthquake, Flood and Other Insurance May Not Be Available or Adequate”.

In addition, with respect to Mortgaged Properties that are part of condominium regimes, the insurance may be maintained by the condominium association rather than the related borrower.

Further, many Mortgage Loans contain limitations on the obligation to obtain terrorism insurance. See “Risk Factors—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.

Zoning and Use Restrictions

Certain of the Mortgaged Properties are subject to restrictions that restrict the use of the Mortgaged Properties to their current use or some other specified use or have other zoning issues[, as further described below:]

●	[ADD SPECIFIC DISCLOSURE REGARDING ANY MORTGAGED PROPERTY THAT IS SUBJECT TO RESTRICTIONS ON CURRENT USE (E.G., SUBJECT TO LANDMARK OR HISTORIC DESIGNATIONS, MASTER-PLANNED COMMUNITIES, ETC.)]

In addition, (i) certain of the Mortgaged Properties may be subject to zoning violations relating to maintenance and inspection requirements with respect to the Mortgaged Properties, for which the related Mortgage Loan documents generally require the related borrowers to reserve funds to remedy the violations, and (ii) certain of the Mortgaged Properties are legal non-conforming uses that may be restricted or prohibited entirely after certain events, such as casualties, or may restrict renovations at the Mortgaged Properties. See “Risk Factors—Risks Related to Zoning Non-Compliance and Use Restrictions”.

Further, the Mortgaged Properties securing the Mortgage Loans may have zoning, building code, or other local law issues in addition to the issues described above. In addition, certain of the Mortgaged Properties are subject to a temporary certificate of occupancy (the “TCO”). In such cases, the related Mortgage Loan documents require the related borrower to use commercially reasonable efforts to maintain the TCO, or cause the sponsor of the property to maintain the TCO, and to cause the TCO to be continuously renewed at all times until a permanent certificate of occupancy (“PCO”) is obtained for the related Mortgaged Property or contain covenants to similar effect.

[See “Risk Factors—Risks Related to Zoning Non-Compliance and Use Restrictions”. See also the Sponsor representation and warranty no. (24) (Local Law Compliance) on Annex E-1 to this prospectus and any related exceptions on Annex E-2 to this prospectus (subject to the limitations and qualifications set forth in the preamble to Annex E-1 to this prospectus).]

Appraised Value

In certain cases, appraisals may reflect both “as stabilized” and “as-is” values, although the Appraised Value reflected in this prospectus with respect to each Mortgaged Property reflects only the “as-is” value, which may be based on certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies, other than as follows:

●	With respect to the loan-to-value ratios at maturity of [__] Mortgage Loans secured by the Mortgaged Properties or portfolios of Mortgaged Properties identified in the definitions of “LTV Ratio at Maturity/ARD” under “—Certain Calculations and Definitions”, the related LTV Ratio at Maturity/ARD reflected in this prospectus is calculated using an “as stabilized” or a “prospective market value upon stabilization” appraised value.

●	Appraised Values are further calculated based on certain other assumptions and considerations set forth in the definition of “Appraised Value” under “—Certain Calculations and Definitions”, including, without limitation: (a) with respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A to this prospectus as [_____________], representing approximately [__]% of the Initial Pool Balance, the related Appraised Value of the portfolio of Mortgaged Properties taken as a whole includes a [__]% premium over the sum of the Appraised Values of the individual Mortgaged Properties included in such portfolio; and (b) with respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A to this prospectus as [_____________], representing approximately [__]% of the Initial Pool Balance, the related Appraised Value of the portfolio of Mortgaged Properties taken as a whole includes an approximately [__]% premium over the sum of the Appraised Values of the individual Mortgaged Properties included in such portfolio.

See “—Certain Calculations and Definitions” and “Risk Factors—Appraisals May Not Reflect Current or Future Market Value of Each Property”.

Non-Recourse Carveout Limitations

While the Mortgage Loans generally contain non-recourse carveouts for liabilities (for example, as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters), certain of the Mortgage Loans do not contain such carveouts, contain limitations to such carveouts and/or do not provide for a non-recourse carveout guarantor. Certain other Mortgage Loans may have additional limitations to the non-recourse carveouts as described on Annex E-2 to this prospectus. See “Risk Factors—Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed”.

We cannot assure you that the net worth or liquidity of any non-recourse carveout guarantor under any of the Mortgage Loans will be sufficient to satisfy any claims against that guarantor under its non-recourse guaranty. In most cases, the liquidity and net worth of a non-recourse carveout guarantor under a Mortgage Loan will be less, and may be materially less, than the outstanding principal amount of that Mortgage Loan. In addition, there may be impediments and/or difficulties in enforcing some or all of the non-recourse carveout liability obligations of individual guarantors depending on, among other things, the domicile or citizenship of any such guarantor.

Certain of the Mortgage Loan documents may provide that recourse for environmental matters terminates immediately (or in some cases, following a specified period, such as two years) after payment or defeasance in full of such Mortgage Loans (or after a permitted transfer of the related Mortgaged Property) if certain conditions are satisfied, such as the lender receiving searches or an environmental inspection report meeting criteria set forth in such Mortgage Loan documents. In addition, as to certain Mortgage Loans, the related guaranty and/or environmental indemnity may provide that the recourse liability of the guarantor will not apply to any action, event or condition arising after the foreclosure, delivery of a deed-in-lieu of foreclosure, or appointment of a receiver, of the Mortgaged Property, or of ownership interests in the borrower, pursuant to such Mortgage Loan or a related mezzanine loan.

[LIST ANY OTHER ISSUES RELATING TO NON-RECOURSE CARVE-OUT LIMITATIONS]

The non-recourse carveout provisions contained in certain of the Mortgage Loan documents may also limit the liability of the non-recourse carveout guarantor for certain monetary obligations or covenants related to the use and operation of the Mortgaged Property to the extent that there is sufficient cash flow generated by the Mortgaged Property and made available to the related borrower and/or non-recourse carveout guarantor to take or prevent such required action.

Real Estate and Other Tax Considerations

[Below are descriptions of certain additional real estate and other tax matters relating to certain Mortgaged Properties.] Certain risks relating to real estate taxes regarding the Mortgaged Properties or the borrowers are described in “Risk Factors—Increases in Real Estate Taxes and Assessments May Reduce Available Funds”.

[ADD DISCLOSURES RELATING TO ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO ANY TAX INCENTIVE, ABATEMENT PROGRAM, OR UNIQUE REAL ESTATE OR OTHER TAX SITUATIONS]

See “Risk Factors—Increases in Real Estate Taxes and Assessments May Reduce Available Funds”.

Certain Terms of the Mortgage Loans

Due Dates; Mortgage Rates; Calculations of Interest

Subject in some cases to a next business day convention, all of the Mortgage Loans have due dates upon which scheduled monthly payments of interest and/or principal are due under the related Mortgage Note (each such date, a “Due Date”) that occur as described in the following table with the indicated grace period.

Due Date	Default Grace Period Days	Number of Mortgage Loans	% of Initial Pool Balance
[__]	[__]	[__]	[__]%
[__]	[__](1)	[__]	[__]
[__]	[__]	[__]	[__]
Total		[__]	[__]%

(1)       The Mortgage Loan permits a five-day grace period once during the loan term.

(#)       [INSERT ANY OTHER APPLICABLE FOOTNOTES]

As used in this prospectus, “grace period” is the number of days before a payment default is an event of default under the terms of each Mortgage Loan. See Annex A to this prospectus for information on the number of days before late payment charges are due under the Mortgage Loan. The information on Annex A to this prospectus regarding the number of days before a late payment charge is due is based on the express terms of the Mortgage Loans. Some jurisdictions may impose a statutorily longer period.

All of the Mortgage Loans are secured by first liens on fee simple and/or leasehold interests in the related Mortgaged Properties, subject to the permitted exceptions reflected in the related title insurance policy. All of the Mortgage Loans bear fixed interest rates.

[All of the Mortgage Loans accrue interest on the basis of the actual number of days in a month, assuming a 360-day year (“Actual/360 Basis”).] [INSERT ANY OTHER ACCRUAL BASIS]

[[______] ([__]) of the Mortgage Loans ([__]%) provide for monthly payments of interest-only until the related maturity date or Anticipated Repayment Date, as applicable (the “Interest Only Mortgage Loans”).]

Each of the remaining [__] Mortgage Loans ([__]%) provides for monthly payments of principal based on amortization schedules significantly longer than the remaining terms to maturity or Anticipated Repayment Date for such Mortgage Loans (those [__] Mortgage Loans, together with the Interest Only Mortgage Loans, the “Balloon Mortgage Loans”). [______] ([__]) of these [__] Mortgage Loans ([__]%) referenced in the preceding sentence provide for amortizing debt service payments for their entire loan term. The remaining [__] of these [__] Mortgage Loans ([__]%) provide for monthly payments of interest-only for a period of [__] months to [__] months following the related origination date and then provide for amortizing debt service payments for the remainder of their loan term. [Included in such [__] Mortgage Loans is the [___________] Mortgage Loan ([__]%) that provides for amortizing debt service payments based on the non-standard amortization schedule set forth on Annex G to this prospectus.]

Each Balloon Mortgage Loan will have a balloon payment due at its related maturity date or Anticipated Repayment Date, as applicable, unless prepaid prior thereto.

[ARD Loans

[______] ([__]) Mortgage Loans, namely, the [___________] Mortgage Loan ([__]%) and the [___________] Mortgage Loan ([__]%), are ARD Loans.

An “ARD Loan” is a Mortgage Loan that provides that, after a certain date (an “Anticipated Repayment Date”), if the related borrower has not prepaid such Mortgage Loan in full, any principal outstanding on that date will accrue interest at an increased interest rate (the “Revised Rate”) rather than the original Mortgage Rate (the

“Initial Rate”) for such Mortgage Loan. Annex A to this prospectus sets forth the Anticipated Repayment Date and the Revised Rate for each ARD Loan (if any). “Excess Interest” with respect to each ARD Loan is the interest accrued at the related Revised Rate in respect of such ARD Loan in excess of the interest accrued at the related Initial Rate (and, to the extent permitted by applicable law and the related Mortgage Loan documents, any compound interest thereon).

An ARD Loan further requires that, after the related Anticipated Repayment Date, all cash flow available from the related Mortgaged Property or portfolio of Mortgaged Properties after payment of the monthly debt service payments required under the terms of the related Mortgage Loan documents, all escrows and other amounts then due and payable under the related Mortgage Loan documents (other than Excess Interest) and certain budgeted or non-budgeted expenses approved by the related lender with respect to the related Mortgaged Property or portfolio of Mortgaged Properties be applied toward the payment of principal (without payment of any yield maintenance premium or other prepayment premium) on such ARD Loan. While interest at the Initial Rate continues to accrue and be payable on a current basis on an ARD Loan after its Anticipated Repayment Date, payment of Excess Interest will be deferred until (and such Excess Interest will be required to be paid (together with compound interest thereon at the Revised Rate, if and to the extent permitted under applicable law and the related Mortgage Loan documents) only after) the outstanding principal balance of such ARD Loan has been paid in full, at which time the Excess Interest, to the extent actually collected, will be paid to the holders of any certificates evidencing an interest in such Excess Interest (if applicable).

The features described above, to the extent applicable, are designed to increase the likelihood that an ARD Loan will be prepaid by the related borrower on or about its related Anticipated Repayment Date. However, we cannot assure you that any ARD Loan will be prepaid on its respective Anticipated Repayment Date. [See “Risk Factors—Risks of Anticipated Repayment Date Loans”.]

Single-Purpose Entity Covenants

[The terms of certain of the Mortgage Loans require that the borrowers be single-purpose entities and, in most cases, such borrowers’ organizational documents or the terms of the Mortgage Loans limit their activities to the ownership of only the related Mortgaged Property or Mortgaged Properties and limit the borrowers’ ability to incur additional indebtedness. Such provisions are designed to mitigate the possibility that the borrower’s financial condition would be adversely impacted by factors unrelated to the related Mortgaged Property and Mortgage Loan. That borrower may also have previously owned property other than the related Mortgaged Property or may be a so-called “recycled” single-purpose entity that previously had other business activities and liabilities. However, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as “special purpose entities.”]

[The organizational documents of a borrower or the direct or indirect managing partner or member of a borrower may also contain requirements that there be one or two independent directors, managers or trustees (depending on the entity form of such borrower) whose vote is required before the borrower files a voluntary bankruptcy or insolvency petition or otherwise institutes insolvency proceedings. Generally, but not always, the independent directors, managers or trustees may only be replaced with certain other independent successors. Although the requirement of having independent directors, managers or trustees is designed to mitigate the risk of a voluntary bankruptcy filing by a solvent borrower, a borrower could file for bankruptcy without obtaining the consent of its independent director(s) (and we cannot assure you that such bankruptcy would be dismissed as an unauthorized filing), and in any case the independent directors, managers or trustees may determine that a bankruptcy filing is an appropriate course of action to be taken by such borrower. Although the independent directors, managers or trustees generally owe no fiduciary duties to entities other than the borrower itself, such determination might take into account the interests and financial condition of such borrower’s parent entities and such parent entities’ other subsidiaries in addition to those of the borrower. Consequently, the financial distress of an affiliate of a borrower might increase the likelihood of a bankruptcy filing by a borrower. In any event, we cannot assure you that a borrower will not file for bankruptcy protection or that creditors of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or that if initiated, a bankruptcy case of the borrower could be dismissed. For example, there are certain Mortgage Loans for which there is no independent director, manager or trustee in place with respect to the related borrower.]

[In all cases, the terms of the borrowers’ organizational documents or the terms of the Mortgage Loans limit the borrower’s activities to the ownership of only the related Mortgaged Property or Mortgaged Properties and related activities, and limit the borrowers’ ability to incur additional indebtedness, other than certain trade debt, equipment financing and other unsecured debt relating to property operations, and other than subordinated debt permitted under the related Mortgage Loan documents. See “—Additional Indebtedness” below. Such provisions are designed to mitigate the possibility that the borrower’s financial condition would be adversely impacted by factors unrelated to the related Mortgaged Property and Mortgage Loan. However, we cannot assure you that such borrowers have in the past complied and will comply with such requirements, and in some cases unsecured debt exists and/or is allowed in the future.

[ADD DISCLOSURE REGARDING MORTGAGE LOANS WITH PRINCIPAL BALANCES GREATER THAN $[20,000,000], FOR WHICH THERE IS NO INDEPENDENT DIRECTOR, MANAGER OR TRUSTEE IN PLACE WITH RESPECT TO THE RELATED BORROWER.]

[ADD DISCLOSURE REGARDING THE TERMS OF THE BORROWERS’ ORGANIZATIONAL DOCUMENTS OR THE TERMS OF THE MORTGAGE LOANS THAT DO NOT LIMIT THE BORROWERS’ ACTIVITIES TO THE OWNERSHIP OF ONLY THE RELATED MORTGAGED PROPERTIES AND RELATED ACTIVITIES, OR DO NOT LIMIT THE BORROWERS’ ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, OTHER THAN CERTAIN TRADE DEBT, EQUIPMENT FINANCING AND OTHER UNSECURED DEBT RELATING TO PROPERTY OPERATIONS, AND OTHER THAN SUBORDINATED OR UNSECURED DEBT PERMITTED UNDER THE MORTGAGE LOAN DOCUMENTS.]

See “Certain Legal Aspects of the Mortgage Loans—Bankruptcy Issues”.]

Prepayment Provisions

Prepayment Lock-out, Defeasance, Prepayment Consideration and Open Periods.

[All] of the Mortgage Loans provide for one or more of the following:

●	a prepayment lock-out period, during which the principal balance of a Mortgage Loan may not be voluntarily prepaid in whole or in part;

●	a defeasance period, during which voluntary principal prepayments are still prohibited, but the related borrower may obtain a release of the related Mortgaged Property through defeasance;

●	a prepayment consideration period, during which voluntary prepayments are permitted, subject to the payment of a yield maintenance premium or other additional consideration for the prepayment; and/or

●	an open period, during which voluntary prepayments are permitted without payment of any prepayment consideration.

Notwithstanding otherwise applicable lock-out periods, defeasance periods or prepayment consideration periods, certain prepayments of some of the underlying Mortgage Loans may occur under the circumstances described under “—Other Prepayment Provisions and Certain Involuntary Prepayments” below. The prepayment terms of each of the Mortgage Loans are indicated on Annex A to this prospectus.

The table below shows, with respect to all of the Mortgage Loans, the prepayment provisions in effect as of the Cut-off Date, the number of Mortgage Loans with each specified prepayment provision “string” and the percentage represented thereby of the Initial Pool Balance.

Prepayment Provisions as of the Cut-off Date

Prepayment Provisions(1)	Number of Mortgage Loans	Approx. % of Initial Pool Balance
[L, D, O]	[__]	[_._]%
[L, YM1%, O]	[__]	[_._]
[L, D or YM1%, O]	[__]	[_._]
Total	[__]	100.0%

(1)	Any prepayment restriction period identified as “D or YM” or “D or YMx%” is, for the purposes of this prospectus, treated as a yield maintenance period.

[ADD ANY APPLICABLE FOOTNOTES]]

For the purposes of the foregoing table, the letter designations under the heading “Prepayment Provisions” have the following meanings, as further described in the first paragraph of this “—Prepayment Lock-out, Defeasance, Prepayment Consideration and Open Periods” subheading—

●	“L” means the Mortgage Loan provides for a prepayment lock-out period;

●	“D” means the Mortgage Loan provides for a defeasance period;

●	“YM” means the Mortgage Loan provides for a prepayment consideration period during which the Mortgage Loan is prepayable together with payment of a yield maintenance charge;

●	“YMx%” means the Mortgage Loan provides for a prepayment consideration period during which the Mortgage Loan is prepayable together with payment of the greater of (i) a yield maintenance charge and (ii) a specified percentage of the prepaid amount;

●	“% Penalty” means the Mortgage Loan provides for a prepayment consideration period during which the Mortgage Loan is prepayable together with payment of a prepayment premium calculated as a percentage of the amount prepaid;

●	“D or YM” means the Mortgage Loan provides for a period during which the borrower has the option to either defease the Mortgage Loan or prepay the Mortgage Loan together with payment of a yield maintenance charge;

●	“D or YMx%” means the Mortgage Loan provides for a period during which the borrower has the option to either defease the Mortgage Loan or prepay the Mortgage Loan together with payment of the greater of (i) a yield maintenance charge and (ii) a specified percentage of the prepaid amount; and

●	“O” means the Mortgage Loan provides for an open period.

[ADD SPECIFIC DISCLOSURE REGARDING VOLUNTARY PREPAYMENT PROVISIONS WITH NO LOCKOUT OR OTHER EXCEPTIONS TO THE ABOVE]

Set forth below is information regarding the remaining terms of the prepayment lock-out and prepayment lock-out/defeasance periods, as applicable, for the Mortgage Loans for which a prepayment lockout period is currently in effect:

●	the maximum remaining prepayment lock-out or prepayment lock-out/defeasance period as of the Cut-off Date is [__] months;

●	the minimum remaining prepayment lock-out or prepayment lock-out/defeasance period as of the Cut-off Date is [__] months; and

●	the weighted average remaining prepayment lock-out or prepayment lock-out/defeasance period as of the Cut-off Date is [__] months.

Notwithstanding the foregoing restrictions on prepayments, each Mortgage Loan generally permits voluntary prepayments without payment of a yield maintenance charge or any prepayment premium during a limited “open period” immediately prior to and including the maturity date or Anticipated Repayment Date, as applicable, for such Mortgage Loan, as follows:

Prepayment Open Periods

Open Periods (Payments)	Number of Mortgage Loans	Approx. % of Initial Pool Balance
[3]	[__]	[_._]%
[4]	[__]	[_._]
[5]	[__]	[_._]
[6]	[__]	[_._]
[7]	[__]	[_._]
Total	[__]	100.0%

[ADD ANY APPLICABLE FOOTNOTES]

Prepayment premiums and yield maintenance charges received on the Mortgage Loans, whether in connection with voluntary or involuntary prepayments, will be distributed in the amounts and in accordance with the priorities described under “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums” in this prospectus. However, we cannot assure you that the obligation to pay any yield maintenance charge or prepayment premium will be enforceable. Limitations may exist under applicable state law on the enforceability of the provisions of the Mortgage Loans that require payment of prepayment premiums or yield maintenance charges. In addition, in the event of a liquidation of a defaulted Mortgage Loan, prepayment consideration will be one of the last items to which the related liquidation proceeds will be applied. Neither we nor any of the underwriters makes any representation or warranty as to the collectability of any prepayment premium or yield maintenance charge with respect to any of the Mortgage Loans. See “Risk Factors—Some Provisions in the Mortgage Loans Underlying Your Offered Certificates May Be Challenged as Being Unenforceable—Prepayment Premiums, Fees and Charges”.

Other Prepayment Provisions and Certain Involuntary Prepayments.

In addition to the above-referenced permitted partial prepayments, certain of the Mortgage Loans permit partial defeasance in connection with releases of individual Mortgaged Properties or portions of individual Mortgaged Properties, and certain of the Mortgage Loans that permit defeasance in whole permit partial release with the payment of a release price plus, in certain cases, applicable yield maintenance. See “—Partial Releases” below.

Additionally, certain Mortgage Loans may provide that in the event of the exercise of a purchase option by a tenant or the sale of real property, that the related Mortgage Loans may be prepaid in part prior to the expiration of a prepayment/defeasance lockout provision. See “—Tenant Issues—Purchase Options, Rights of First Offer and Rights of First Refusal” and “—Certain Terms of the Mortgage Loans—Partial Releases” below.

Generally, the Mortgage Loans provide that condemnation proceeds and insurance proceeds may be applied to reduce the Mortgage Loan’s principal balance, to the extent such funds will not be used to repair the improvements on the Mortgaged Property or given to the related borrower, in many or all cases without prepayment consideration. In addition, certain of the Mortgage Loans permit the related borrower, after a total or partial casualty or partial condemnation, to prepay the remaining principal balance of the Mortgage Loan (after application of the related insurance proceeds or condemnation award to pay the principal balance of the Mortgage Loan) or prepay a release amount based on the allocated loan amount of the related property, and obtain the release of the related property. Generally, no yield maintenance charge will be required for prepayments in connection with a casualty or condemnation unless, in the case of most of the Mortgage Loans, an event of default has occurred and is continuing. Investors should not expect any prepayment consideration to be paid in connection with any partial or full prepayment described in this paragraph.

In addition, with respect to certain Mortgage Loans, particularly those secured in whole or in part by a ground lease or a single tenant Mortgaged Property and other Mortgage Loans which require that insurance and/or condemnation proceeds be used to repair or restore the Mortgaged Property, such proceeds may be required to be used to restore the related Mortgaged Property rather than to prepay that Mortgage Loan or, where a ground lease is involved, may be payable in whole or in part to the ground lessor.

[ADD DISCLOSURE REGARDING OTHER PREPAYMENT PROVISIONS OR MANDATORY PREPAYMENT PROVISIONS OTHER THAN CUSTOMARY CASUALTY OR CONDEMNATION PROVISIONS]

Certain of the Mortgage Loans are secured in part by letters of credit and/or cash reserves that in each such case:

●	will be released to the related borrower upon satisfaction by the related borrower of certain performance related conditions, which may include, in some cases, meeting debt service coverage ratio levels and/or satisfying leasing conditions; and

●	if not so released, may, at the discretion of the lender, prior to loan maturity (or earlier loan default or loan acceleration), be drawn on and/or applied to prepay the subject Mortgage Loan if such performance related conditions are not satisfied within specified time periods.

See “—Escrows” below. Also, see Annex A to this prospectus and “Significant Loan Summaries” in Annex B to this prospectus for more information on reserves relating to the 15 largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)].

“Due-On-Sale” and “Due-On-Encumbrance” Provisions

The Mortgage Loans generally contain “due-on-sale” and “due-on-encumbrance” clauses, which in each case permit the holder of the Mortgage Loan to accelerate the maturity of the Mortgage Loan if the borrower sells or otherwise transfers or encumbers (subject to certain exceptions set forth in the related Mortgage Loan documents) the related Mortgaged Property or a controlling interest in the borrower without the consent of the mortgagee (which, in some cases, may not be unreasonably withheld). Many of the Mortgage Loans place certain restrictions (subject to certain exceptions set forth in the related Mortgage Loan documents) on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations. The terms of the mortgages generally permit, subject to certain limitations, affiliate, estate planning and family transfers, transfers at death, transfers of interest in a public company, the transfer or pledge of less than a controlling portion of the partnership, members’ or other equity interests in a borrower, the transfer or pledge of passive equity interests in a borrower (such as limited partnership interests and non-managing member interests in a limited liability company) and transfers to persons satisfying qualification criteria set forth in the related Mortgage Loan documents. Certain of the Mortgage Loans do not restrict the pledging of direct or indirect ownership interests in the related borrower, but do restrict the transfer of ownership interests in the related borrower by imposing a specific percentage, a control limitation or requiring the consent of the mortgagee to any such transfer. Generally, the Mortgage Loans do not prohibit transfers of non-controlling interests so long as no change of control results or, with respect to Mortgage Loans to tenant-in-common borrowers, transfers to new tenant-in-common borrowers. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

Additionally, certain of the Mortgage Loans provide that transfers of the Mortgaged Property are permitted if certain conditions are satisfied, which may include one or more of the following:

●	no event of default has occurred;

●	the proposed transferee is creditworthy and has sufficient experience in the ownership and management of properties similar to the Mortgaged Property;

●	a Rating Agency Confirmation has been obtained from each Rating Agency;

●	the transferee has executed and delivered an assumption agreement evidencing its agreement to abide by the terms of the Mortgage Loan together with legal opinions and title insurance endorsements; and

●	the assumption fee has been received (which assumption fee will be applied as described under “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, but will in no event be paid to the Certificateholders); however, certain of the Mortgage Loans allow the borrower to sell or otherwise transfer the related Mortgaged Property a limited number of times without paying an assumption fee.

Transfers resulting from the foreclosure of a pledge of the collateral for a mezzanine loan (if any) or other permitted pledge of borrower interest or a preferred equity investment (if any) will also result in a permitted transfer. See “—Additional Indebtedness” below.

The Pooling and Servicing Agreement will provide that the Master Servicer or the Special Servicer, on behalf of the Trustee, will be required to determine, in a manner consistent with the Servicing Standard, subject in each case to any consent rights of the Special Servicer (in the case of the Master Servicer) and the Controlling Class Representative provided for in the Pooling and Servicing Agreement, whether to exercise any right the mortgagee may have under any such clause to accelerate payment of the related Serviced Loan upon, or to withhold its consent to, any transfer of interests in the borrower or the Mortgaged Property or further encumbrances of the related Mortgaged Property, subject to any approval rights of the applicable Directing Holder or its representative to any waiver of any such clause. See “Risk Factors—Some Provisions in the Mortgage Loans Underlying Your Offered Certificates May Be Challenged as Being Unenforceable—Due-on-Sale and Debt Acceleration Clauses” and “Certain Legal Aspects of the Mortgage Loans—Due-On-Sale and Due-On-Encumbrance Provisions”. The Depositor makes no representation as to the enforceability of any due-on-sale or due-on-encumbrance provision in any Mortgage Loan.

Notwithstanding the foregoing, without any other approval or consent, the Master Servicer (for non-Specially Serviced Loans) or the Special Servicer (for Specially Serviced Loans) may grant and process a borrower’s request for consent to subject the related Mortgaged Property to an immaterial easement, right of way or similar agreement for utilities, access, parking, public improvements or another purpose and may consent to subordination of the related Mortgage Loan to such easement, right of way or similar agreement.

Defeasance; Collateral Substitution

[The terms of [__] of the Mortgage Loans ([__]%) (the “Defeasance Loans”) permit the applicable borrower at any time (provided, in most cases, that no event of default exists), after a lockout period of at least two years following the Closing Date [(or, in the case of a Loan Combination, the earlier of (a) the second anniversary of the securitization of the last pari passu note included in such Loan Combination and (b) a specified date no earlier than three years from the date of origination of such Loan Combination)] (the “Defeasance Lock Out Period”) and prior to the related open prepayment period described below, to obtain a release of a Mortgaged Property from the lien of the related Mortgage (a “Defeasance Option”) in connection with a defeasance. Certain of those Mortgage Loans also permit the related borrower to make certain voluntary prepayments or effect a partial defeasance in connection with partial releases as described under “—Prepayment Provisions” above and “—Partial Releases” below.]

[Exercise of a Defeasance Option is also generally conditioned on, among other things, (a) the borrower providing the mortgagee with at least 30 days’ prior written notice of the date on which such defeasance will occur (such date, the “Release Date”), and (b) the borrower (A) paying on any Release Date (i) all accrued and unpaid interest on the principal balance of the Mortgage Loan (or Loan Combination, if applicable) up to and including the Release Date, (ii) all other sums (excluding scheduled interest or principal payments due following the Release Date), due under the Mortgage Loan (or Loan Combination, if applicable) and under all other related Mortgage Loan documents executed in connection with the Defeasance Option, (iii) an amount (the “Defeasance Deposit”) that will be sufficient to (x) purchase non-callable obligations of, or backed by the full faith and credit of, the United States of America or, in certain cases, other “government securities” (within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 and otherwise satisfying REMIC requirements for defeasance collateral), that provide payments (1) on or prior to, but as close as possible to, all successive scheduled due dates occurring during the period from the Release Date to the related maturity date or Anticipated Repayment Date (or to the first day of the open period for such Mortgage Loan (or Loan Combination, if applicable)) and (2) in amounts equal to the scheduled payments due on such due dates under the Mortgage Loan (or Loan Combination, if applicable), or under the defeased portion of the Mortgage Loan (or Loan Combination, if applicable) in the case of a partial defeasance, including in the case of a Balloon Mortgage Loan, the balloon payment (or the borrower may be required to provide such government securities directly rather than making such deposit), and (y) pay any costs and expenses incurred in connection with the purchase of such government securities, and (B) delivering a security agreement granting the Issuing Entity a first priority lien on the Defeasance Deposit and, in certain cases, the government securities purchased with the Defeasance Deposit and an opinion of counsel to such effect.]

Pursuant to the terms of the Pooling and Servicing Agreement, the Master Servicer will be responsible for purchasing (or causing the purchase of) the government securities on behalf of the borrower at the borrower’s expense to the extent consistent with the related Mortgage Loan documents. Pursuant to the terms of the Pooling and Servicing Agreement, any amount in excess of the amount necessary to purchase such government securities will be returned to the borrower or other designated party, but in any event will not be assets of the Issuing Entity. Pursuant to the terms of the Pooling and Servicing Agreement, the Master Servicer may accept as defeasance collateral any “government security,” within the meaning of Treasury Regulations Section 1.860G-2(a)(8)(ii), notwithstanding any more restrictive requirements in the related Mortgage Loan documents; provided that the Master Servicer has received an opinion of counsel that acceptance of such defeasance collateral will not endanger the status of either Trust REMIC as a REMIC or result in the imposition of a tax upon either Trust REMIC or the Issuing Entity (including but not limited to the tax on “prohibited transactions” as defined in Section 860F(a)(2) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code, but not including the tax on “net income from foreclosure property” as set forth in Section 860G(c) of the Code). Simultaneously with such actions, the related Mortgaged Property (or applicable portion of the Mortgaged Property, in the case of partial defeasance) will be released from the lien of the Mortgage Loan (or Loan Combination, if applicable) and the pledged government securities (together with any Mortgaged Property not released, in the case of a partial defeasance) will be substituted as the collateral securing the Mortgage Loan (or Loan Combination, if applicable).

For additional information on Mortgage Loans that permit partial defeasance, see “—Partial Releases” below.

In general, if consistent with the related Mortgage Loan documents, a successor borrower established, designated or approved by the Master Servicer will assume the obligations of the related borrower exercising a Defeasance Option and the borrower will be relieved of its obligations under the Mortgage Loan; provided that certain Mortgage Loans may permit the borrower to designate a successor borrower. If a Mortgage Loan (or Loan Combination, if applicable) is partially defeased, if consistent with the related Mortgage Loan documents, generally the related promissory note will be split and only the defeased portion of the borrower’s obligations will be transferred to the successor borrower.

Partial Releases

The Mortgage Loans described below permit the release of one or more of the Mortgaged Properties or a portion of a single Mortgaged Property in connection with a partial prepayment, partial defeasance, or for no consideration in the case of parcels that are vacant, non-income producing or were not taken into account in the underwriting of the Mortgage Loan, subject to the satisfaction of certain specified conditions.

Property Releases; Partial Prepayments

●	[INSERT SPECIFIC DISCLOSURES WITH RESPECT TO PROPERTY RELEASES AND PARTIAL PREPAYMENTS]

Property Releases; Partial Defeasance

●	[INSERT SPECIFIC DISCLOSURES WITH RESPECT TO PROPERTY RELEASES AND PARTIAL DEFEASANCE]

Property Releases; Free Releases

[Certain of the Mortgage Loans, including the [___________] Mortgage Loan ([__]%), permit the release or substitution of specified parcels of real estate or improvements that secure such Mortgage Loans (which parcels or improvements may consist of a significant portion of the net rentable area at the Mortgaged Property) but were not assigned any material value or considered a source of any material cash flow for purposes of determining the related Appraised Value or Underwritten Net Cash Flow or considered material to the use or operation of the property, or permit the general right to release as yet unidentified parcels if they are non-income producing so long as such release does not materially adversely affect the use or value of the remaining property, among other things. Such permitted releases of real estate are generally, subject to satisfaction of certain REMIC rules (and other conditions such as separation of the release parcel from the Mortgaged Property), without payment of a release price and consequent reduction of the principal balance of the subject Mortgage Loan. We cannot assure you that the development of a release parcel would not have a material adverse effect on the remaining Mortgaged Property, whether due to, for example, potential disruptions to the Mortgaged Property related to construction at the release parcel site or related to the improvements that are ultimately built at the release parcel site.]

[Substitutions]

[The following Mortgage Loan provides for the substitution of real property for the Mortgaged Property:]

●	[ADD APPLICABLE DISCLOSURE]

[Additions to the Mortgaged Property]

[The following Mortgage Loans provide for the addition of real property for, or the construction of improvements on, the related Mortgaged Property:]

●	[ADD APPLICABLE DISCLOSURE]

Escrows

[_____] ([__]) Mortgage Loans ([__]%) provide for monthly or upfront escrows to cover property taxes on the Mortgaged Properties.

[_____] ([__]) Mortgage Loans ([__]%) provide for monthly or upfront escrows to cover ongoing replacements and capital repairs.

[_____] ([__]) Mortgage Loans ([__]%) secured by [office, mixed use, retail and industrial [and [_____] ([__]) multifamily property with commercial tenants]] properties, provide for upfront or monthly escrows for the full term or a portion of the term of the related Mortgage Loan to cover anticipated re-leasing costs, including tenant improvements and leasing commissions or other lease termination or occupancy issues. Such escrows are typically considered for [office, mixed use, retail and industrial] properties only.

[_____] ([__]) Mortgage Loans ([__]%) provide for monthly or upfront escrows to cover insurance premiums on the Mortgaged Properties.

Certain of the reserves described above permit the related borrower to post a guaranty or letter of credit in lieu of maintaining cash reserves.

Many of the Mortgage Loans provide for other escrows and reserves, including, in certain cases, reserves for debt service, operating expenses, renovations or other property enhancements, vacancies at the related Mortgaged Property and other shortfalls or reserves to be released under circumstances described in the related Mortgage Loan documents.

See Annex A to this prospectus and “Significant Loan Summaries” in Annex B to this prospectus for more information on reserves relating to the 15 largest Mortgage Loans [(considering any Crossed Group as a single Mortgage Loan)].

Mortgaged Property Accounts

Lockbox Accounts.

The Mortgage Loan documents prescribe the manner in which the related borrowers are permitted to collect rents from tenants at each Mortgaged Property. The following table sets forth the types of lockbox accounts prescribed for the Mortgage Loans:

Lockbox Account Types

Lockbox Type	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[Hard]
[Springing]
[Soft]
[Soft Springing]
[None]
Total:

[ADD ANY APPLICABLE FOOTNOTES]

See “—Certain Calculations and Definitions” for a description of the lockbox types set forth in the table above. The lockbox accounts will not be assets of the Issuing Entity.

[Delaware Statutory Trusts

With respect to the Mortgage Loan identified on Annex A as [________], representing [___]% of the Initial Pool Balance, the related borrower is a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory Trustee for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related Mortgage Loan documents. In the case of a Mortgaged Property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related Mortgaged Property.]

[Shari’ah Compliant Loan]

The Mortgage Loan identified on Annex A as [_____], representing [__]% of the Initial Pool Balance, was structured as a Shari’ah compliant loan.  See “Risk Factors—Risks Relating to Shari’ah Compliant Loans”.

The purpose of Shari’ah compliant lending structures is to provide financing to those that follow the Islamic faith and want to comply with Shari’ah laws.  Although there are many requirements under Shari’ah laws that affect lending, the rule most affecting the standard loan structure is that Shari’ah laws prohibit transaction involving the payment of interest.  This is based on the Shari’ah principle that it is unacceptable, in and of itself, for money to increase in value merely by being lent to another person.  To accommodate the prohibition on interest, the structure is generally set up so that, although the Shari’ah compliant party is paying the amount that the lender would expect to receive as principal and interest payments, the payments themselves are characterized as rent.  This is accomplished through the use of a non-compliant party that receives a traditional loan, and leases the property to the Shari’ah compliant party using a master lease (with the Shari’ah compliant party having an option to purchase at the end of the term of the Mortgage Loan).

[DESCRIBE APPLICABLE PROVISIONS]]

Additional Indebtedness

The Mortgage Loans generally prohibit borrowers from incurring any additional debt secured by their Mortgaged Property without the consent of the lender. However:

●	substantially all of the Mortgage Loans permit the related borrower to incur limited indebtedness in the ordinary course of business that is not secured by the related Mortgaged Property;

●	the borrowers under certain of the Mortgage Loans have incurred and/or may incur in the future unsecured debt other than in the ordinary course of business;

●	any borrower that is not required pursuant to the terms of its applicable Mortgage Loan documents to meet single-purpose entity criteria may not be restricted from incurring unsecured debt or mezzanine debt;

●	the terms of certain Mortgage Loans permit the borrowers to post letters of credit and/or surety bonds for the benefit of the mortgagee under the Mortgage Loans, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee;

●	although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of the limited partnership or non-managing membership equity interests in a borrower or less than a controlling interest of any other equity interests in a borrower; and

●	certain of the Mortgage Loans do not restrict the pledging of ownership interests in the borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests.

Existing Additional Secured Debt

As described under “—The Loan Combinations” below, each Split Mortgage Loan and its corresponding Companion Loan(s) are, in each case, together secured by the same Mortgage on the related Mortgaged Property or portfolio of Mortgaged Properties, and the rights of the holders of such Split Mortgage Loan and corresponding Companion Loan(s) are set forth in a Co-Lender Agreement. Also, see [“Significant Loan Summaries—Loan #[_]: [_____]”, “—Loan #[_]: [_____]”, “—Loan #[_]: [_____]”, “—Loan #[_]: [_____]”, “—Loan #[_]: [_____]”] in Annex B to this prospectus.

Existing Mezzanine Debt

Mezzanine debt is debt that is incurred by the direct or indirect owner of equity in one or more borrowers and is secured by a pledge of the equity ownership interests in such borrowers. Because mezzanine debt is secured by the obligor’s direct or indirect equity interest in the related borrowers, such financing effectively reduces the obligor’s economic stake in the related Mortgaged Property. The existence of mezzanine debt may reduce cash flow on the borrower’s Mortgaged Property after the payment of debt service and may increase the likelihood that the owner of a borrower will permit the value or income producing potential of a Mortgaged Property to fall and may create a greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.

As of the Cut-off Date, except as disclosed in the following table, each Sponsor has informed us that it is unaware of any existing mezzanine debt with respect to the Mortgage Loans it is selling to the Depositor:

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Mezzanine Debt Cut-off Date Balance	Aggregate Companion Loan Cut-off Date Balance	Cut-off Date Total Debt Balance	Cut-off Date Wtd. Avg. Total Debt Interest Rate(1)	Cut-off Date Mortgage Loan LTV Ratio(2)	Cut-off Date Total Debt LTV(1)	Cut-off Date Mortgage Loan NCF DSCR(2)	Cut-off Date Total Debt NCF DSCR(1)	Cut-off Date Mortgage Loan Debt Yield on Underwritten NCF(2)	Cut-off Date Total Debt Yield on Underwritten NCF(1)
[________]	$[_____]	$[_____]	$[_____]	$[_____]	[_._]%	[_._]%	[_._]%	[__]x	[__]x	[_._]%	[_._]%
[________]	$[_____]	$[_____]	$[_____]	$[_____]	[_._]%	[_._]%	[_._]%	[__]x	[__]x	[_._]%	[_._]%

(1)	Calculated taking into account the mezzanine debt and any related Pari Passu Companion Loan and Subordinate Companion Loan.

(2)	Calculated taking into account any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan).

[(__)]	[The related mezzanine loan is currently held by [_____] but is expected to be sold to a third party that is not affiliated with the related Sponsor.]

[ADD ANY APPLICABLE FOOTNOTES]

The mezzanine loans related to the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%), the [________] Mortgage Loan ([__]%) and the [________] Mortgage Loan ([__]%)

identified in the table above, are each subject to an intercreditor agreement between the holder of the related mezzanine loan and the lender under the related Mortgage Loan that sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan. [Each related intercreditor agreement provides, among other things, generally that (a) all payments due under the related mezzanine loan are subordinate after an event of default under the related Mortgage Loan (taking into account the cure rights of the related mezzanine lender) to any and all payments required to be made under the related Mortgage Loan (except for any payments from funds other than the related Mortgaged Property or proceeds of any enforcement upon the mezzanine loan collateral and any mezzanine loan guarantees in respect of which the related Mortgage Loan lender does not hold a corresponding claim or right, or in certain circumstances, even if the related Mortgage Loan lender holds a corresponding claim or right), (b) so long as there is no event of default under the related Mortgage Loan (taking into account the cure rights of the related mezzanine lender), the related mezzanine lender may accept payments on and, in certain cases, prepayments of the related mezzanine loan prior to the prepayment in full of the Mortgage Loan, provided that such prepayment is from a source of funds other than the respective Mortgaged Property (unless such funds are derived from excess cash (or, in certain cases, from proceeds of a casualty or condemnation that are applied pari passu to the Mortgage Loan and the mezzanine loan)) and, subject to certain other limitations, the Mortgage Loan borrower, the senior Mortgage Loan guarantor and/or other collateral for the Mortgage Loan, (c) the related mezzanine lender will have certain rights to receive notice of and cure defaults under the related Mortgage Loan prior to any acceleration or enforcement of the related Mortgage Loan, (d) the related mezzanine lender may amend or modify the related mezzanine loan in certain respects without the consent of the related Mortgage Loan lender, and the Mortgage Loan lender must obtain the mezzanine lender’s consent to amend or modify the related Mortgage Loan in certain respects, (e) upon the occurrence of an event of default under the related mezzanine loan documents, the related mezzanine lender may foreclose upon the membership interests in the related Mortgage Loan borrower, which could result in a change of control with respect to the related Mortgage Loan borrower and a change in the management of the related Mortgaged Property, (f) if the related Mortgage Loan is accelerated or, in some cases, becomes specially serviced or if a monetary or material non-monetary default occurs and continues for a specified period of time under the related Mortgage Loan (or in certain cases, if any event of default has occurred under the related Mortgage Loan) or if the related Mortgage Loan borrower becomes a debtor in a bankruptcy or if the related Mortgage Loan lender exercises any enforcement action under the related Mortgage Loan documents with respect to the related Mortgage Loan borrower or the related Mortgaged Property or proposes to accept a discounted payoff from the Mortgage Loan borrower, the related mezzanine lender has the right to purchase the related Mortgage Loan, in whole but not in part, for a price generally equal to the outstanding principal balance of the related Mortgage Loan, together with all accrued interest and other amounts due thereon, plus any servicing advances made by the related Mortgage Loan lender or its servicer and any interest thereon, and interest on any principal and interest advances made by the Mortgage Loan lender or its servicer, plus, subject to certain limitations, any Liquidation Fees and Special Servicing Fees payable under the Pooling and Servicing Agreement (net of certain amounts and subject to certain other limitations, each as specified in the related intercreditor agreement), and generally excluding any late charges, default interest, exit fees, spread maintenance charges payable in connection with a prepayment or yield maintenance charges and prepayment premiums, and (g) an event of default under the related Mortgage Loan will trigger an event of default under the related mezzanine loan.]

Generally, upon a default under a mezzanine loan, the holder of the mezzanine loan would be entitled to foreclose upon the equity in the related borrower, which has been pledged to secure payment of such debt. Although this transfer of equity may not trigger the due-on-sale clause under the related Mortgage Loan (as described under “—Certain Terms of the Mortgage Loans—‘Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions” above), it could cause a change in control of the borrower or a change in the management of the Mortgaged Property and/or cause the obligor under the mezzanine loan to file for bankruptcy, which could negatively affect the operation of the related Mortgaged Property and the related borrower’s ability to make payments on the related Mortgage Loan in a timely manner.

Permitted Mezzanine Debt

The Mortgage Loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations as described under “—Certain Terms of the Mortgage Loans—‘Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions” above.

In addition, certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

With respect to the Mortgage Loans listed in the following chart, the direct and indirect equity owners of the borrower are permitted to incur future mezzanine debt, subject to the satisfaction of conditions contained in the related Mortgage Loan documents, including, among other things, a combined maximum loan-to-value ratio, a combined minimum debt service coverage ratio and/or a combined minimum debt yield, as listed in the following chart:

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Combined Maximum LTV Ratio	Combined Minimum DSCR	Combined Minimum Debt Yield	Intercreditor Agreement Required
[__________]	$[__________]	(1)	[__]x	[__]%	[__]
[__________]	$[__________]	[__]%	[__]x	[__]%	[__]
[__________]	$[__________]	[__]%	[__]x	[__]%	[__]

(1)	[ADD ANY APPLICABLE FOOTNOTES]

Each of the Mortgage Loans listed above conditions the incurrence of future mezzanine debt on the execution of an intercreditor agreement between the holder of the related mezzanine loan and the related lender under the related Mortgage Loan that, in each case, sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan.

Preferred Equity and Preferred Return Arrangements

Further, borrowers under certain of the Mortgage Loans are permitted to issue preferred equity in such borrowers or in certain parent entities of such borrowers. Because preferred equity often provides for a higher rate of return to be paid to certain holders, preferred equity in some respects functions like mezzanine indebtedness, and reduces a principal’s economic stake in the related Mortgaged Property, reduces cash flow on the borrower’s Mortgaged Property after the payment of debt service and payments on the preferred equity and may increase the likelihood that the owner of a borrower will permit the value or income-producing potential of a Mortgaged Property to fall and may create a slightly greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.

[ADD DISCLOSURE REGARDING MORTGAGE LOANS THAT HAVE OR PERMIT “PREFERRED EQUITY” STRUCTURES, WHERE A SPECIAL LIMITED PARTNER OR MEMBER RECEIVES A PREFERRED RETURN IN EXCHANGE FOR AN INFUSION OF CAPITAL]

Permitted Unsecured Debt and Other Debt

[ADD applicable DISCLOSURE RELATING TO ANY INDEBTEDNESS OF THE BORROWER OTHER THAN EXISTING OR PERMITTED DEBT SECURED BY THE RELATED MORTGAGED PROPERTY OR EXISTING OR PERMITTED MEZZANINE INDEBTEDNESS SECURED BY AN INTEREST IN THE BORROWER OR PREFERRED EQUITY]

There may be other Mortgage Loans that permit the related borrower to incur unsecured loans or indebtedness, including unsecured loans in the ordinary course of business without limitation on the amount of such indebtedness. In addition, certain borrowers may have incurred, prior to the Cut-off Date, unsecured loans or unsecured indebtedness of which we are not aware.

Certain risks relating to additional debt are described in “Risk Factors—Other Debt of the Borrower or Ability to Incur Other Financings Entails Risk”.

The Loan Combinations

General

Each of the Split Mortgage Loans is part of a Loan Combination comprised of the subject Mortgage Loan which is included in the Issuing Entity, and one or more Pari Passu Companion Loan(s) and/or Subordinate Companion Loan(s) that are held outside the Issuing Entity, each of which is evidenced by a separate promissory note (each, a “Companion Note”) and all of which are secured by the same Mortgage(s) encumbering the same Mortgaged Property or portfolio of Mortgaged Properties.

Each Split Mortgage Loan and its related Companion Loan(s) are cross-collateralized and cross-defaulted. Each Pari Passu Companion Loan is pari passu in right of payment with its related Split Mortgage Loan. Each Subordinate Companion Loan is subordinate in right of payment to the related Split Mortgage Loan. Only each Split Mortgage Loan is included in the Issuing Entity. No Companion Loan is an asset of the Issuing Entity.

Set forth in the chart below is certain information regarding each Split Mortgage Loan and its related Companion Loan(s).

Loan Combination Summary

Mortgaged Property Name	Mortgage Loan Seller(s)	Mortgage Loan Cut-off Date Balance	Mortgage Loan as Approx. % of Initial Pool Balance	Aggregate Pari Passu Companion Loan Cut-off Date Balance	Aggregate Subordinate Companion Loan Cut-off Date Balance	Loan Combination Cut-off Date Balance	Mortgage Loan LTV Ratio(1)	Loan Combination LTV Ratio(2)	Mortgage Loan Underwritten NCF DSCR(1)	Loan Combination Underwritten NCF DSCR(2)	Mortgage Loan Debt Yield on Underwritten NCF(1)	Loan Combination Debt Yield on Underwritten NCF(2)	Controlling Note Included in Issuing Entity (Y/N)
[_______]	[_____]	$[_____]	[_._]%	$[_____]	[—]	$[_____]	[_._]%	[_._]%	[_._]x	[_._]x	[_._]%	[_._]%	[_]
[_______]	[_____]	$[_____]	[_._]%	$[_____]	$[_____]	$[_____]	[_._]%	[_._]%	[_._]x	[_._]x	[_._]%	[_._]%	[_]
[_______]	[_____]	$[_____]	[_._]%	$[_____]	[—]	$[_____]	[_._]%	[_._]%	[_._]x	[_._]x	[_._]%	[_._]%	[_]

(1)	Calculated including the related Pari Passu Companion Loan(s) but excluding any related Subordinate Companion Loan [and the Trust Subordinate Companion Loan(s)].

(2)	Calculated including the related Pari Passu Companion Loan(s) and any related Subordinate Companion Loan [and the Trust Subordinate Companion Loan(s)].

[ADD ANY APPLICABLE FOOTNOTES]

In connection with each Loan Combination, the relative rights and obligations of the Trustee on behalf of the Issuing Entity and each related Companion Loan Holder are generally governed by a co-lender agreement, intercreditor agreement, agreement among noteholders or comparable agreement (each, a “Co-Lender Agreement”). Each Co-Lender Agreement provides, among other things: (i) for the identification and relative rights of the Controlling Note Holder (as defined below) and Non-Controlling Note Holder(s) (as defined below); (ii) for the servicing and administration of the subject Loan Combination and any related Mortgaged Property; and (iii) that expenses, losses and shortfalls relating to the Loan Combination will be allocated first, to any related Subordinate Companion Loan(s) (if any), and then, on a pro rata basis to the holders of the subject Mortgage Loan and any related Pari Passu Companion Loan(s) (if any), in each case as more particularly described below in this “—The Loan Combinations” section.

With respect to each Loan Combination, the related Co-Lender Agreement generally provides that—

I.	the holder(s) of one or more specified controlling notes (collectively, the “Controlling Note”) will be the “controlling note holder(s)” (collectively, the “Controlling Note Holder”) entitled (directly or through a representative) to (a) approve or, in some cases, direct material servicing decisions involving the related Loan Combination (while the remaining such holder(s) generally are only entitled to non-binding consultation rights in such regard), and (b) in some cases, replace the applicable special servicer with respect to such Loan Combination with or without cause, and

II.	the holder(s) of the note(s) other than the Controlling Note (each, a “Non-Controlling Note”) will be the “non-controlling note holder(s)” (the “Non-Controlling Note Holders”) generally entitled (directly or through a representative) to certain non-binding consultation rights with respect to any decisions as to which the Controlling Note Holder has consent rights involving the related Loan Combination, subject to certain exceptions, including that in certain cases where the related Controlling Note is a B-note such consultation rights will not be afforded to the holder(s) of the Non-Controlling Notes until after a control trigger event has occurred with respect to either such Controlling Note or certain certificates backed thereby, in each case as set forth in the related Co-Lender Agreement.

Set forth in the chart below, with respect to each Loan Combination, is certain information regarding (in each case as of the Cut-off Date): (i) whether such Loan Combination will be a Serviced Loan Combination, an Outside Serviced Loan Combination or a Servicing Shift Loan Combination as of the Closing Date, (ii) with respect to the related Controlling Note, the identity of the related Controlling Note, Controlling Note Holder and anticipated Controlling Note Holder after the securitization of the related Controlling Note, and the aggregate principal balance of the Controlling Note; and (iii) with respect to the related Non-Controlling Notes, the identity of the related Non-Controlling Note Holder(s) and any anticipated Non-Controlling Note Holder(s) after the securitization of the related Non-Controlling Note(s), and the aggregate principal balance of such Non-Controlling Notes. With respect to each Loan Combination, any related Controlling Notes or Non-Controlling Notes may be a Mortgage Note held by the Issuing Entity, or a Companion Note held by an Outside Securitization, the originator thereof, or another third-party transferee.

Loan Combination Controlling Notes and Non-Controlling Notes

Mortgaged Property Name	Servicing of Loan Combination	Note Detail	Controlling Note	Current Holder of Unsecuritized Note(1)(2)	Current or Anticipated Holder of Securitized Note(2)	Aggregate Cut-off Date Balance
[_______]	[_______]	Note [___]	[Yes]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
[_______]	[_______]	Note [___]	[Yes]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
[_______]	[_______]	Note [___]	[Yes]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]
		Note [___]	[No]	[_________]	[_________]	$[_________]

(1)	Unless otherwise specified, with respect to each Loan Combination, any related unsecuritized Controlling Note and/or Non-Controlling Note may be further split, modified, combined and/or reissued (prior to its inclusion in a securitization transaction) as one or multiple Controlling Notes or Non-Controlling Notes, as the case may be, subject to the terms of the related Co-Lender Agreement (including that the aggregate principal balance, weighted average interest rate and certain other material terms cannot be changed). In connection with the foregoing, any such split, modified or combined Controlling Note or Non-Controlling Note, as the case may be, may be transferred to one or multiple parties (not identified in the table above) prior to its inclusion in a future commercial mortgage securitization transaction.

(2)	Unless otherwise specified, with respect to each Loan Combination, each related unsecuritized pari passu Companion Note (whether controlling or non-controlling) is expected to be contributed to one or more future commercial mortgage securitization transactions. Under the column “Current or Anticipated Holder of Securitized Note”, (i) the identification of a securitization trust means we have identified an Outside Securitization that has closed or as to which a preliminary prospectus or final prospectus has been filed with the Securities and Exchange Commission that has included or is expected to include the subject Controlling Note or Non-Controlling Note, as the case may be, (ii) “Not Identified” means no preliminary prospectus or final prospectus has been filed with the Securities and Exchange Commission that identifies the future Outside Securitization that is expected to include the subject Controlling Note or Non-Controlling Note, and (iii) “Not Applicable” means the subject Controlling Note or Non-Controlling Note is not intended to be contributed to a future commercial mortgage securitization transaction. Under the column “Current Holder of Unsecuritized Note”, “—” means the subject Controlling Note or Non-Controlling Note is not an unsecuritized note and is currently held by the securitization trust referenced under the “Current or Anticipated Holder of Securitized Note” column.

[ADD ANY APPLICABLE FOOTNOTES]

With respect to each Loan Combination, notwithstanding the disclosure above with respect to the number of related Companion Loans, any of the unsecuritized Pari Passu Companion Loans identified above may be further split, modified, combined and reissued (prior to its inclusion in a securitization transaction) as multiple Pari Passu Companion Loans, subject to the terms of the related Co-Lender Agreement (including that the aggregate principal balance, weighted average interest rate and certain other material terms cannot be changed).

Set forth below are certain terms and provisions of each Loan Combination and the related Co-Lender Agreement. Certain of the Loan Combinations are Outside Serviced Loan Combinations [and Servicing Shift Loan Combinations]. For more information regarding the servicing of each of the Loan Combinations that will not be serviced under the Pooling and Servicing Agreement but will be serviced and administered pursuant to the servicing arrangements for a related Companion Loan, see “The Pooling and Servicing Agreement—Certain Considerations Regarding the Outside Serviced Loan Combinations” and “—Servicing of the Outside Serviced Mortgage Loans”.

The Serviced Pari Passu Loan Combination

[THE FOLLOWING DESCRIPTION OF THE CO-LENDER AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE SERVICED LOAN COMBINATIONS AND THE FINAL TERMS OF THE RELATED CO-LENDER AGREEMENT]

General.

[___] Mortgage Loan, identified as “[NAME OF THE SERVICED PARI PASSU LOAN COMBINATION]” (the “Serviced Pari Passu Mortgage Loan”) on Annex A, representing approximately [_____] % of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Property.

The Serviced Pari Passu Mortgage Loan is evidenced by a promissory note with a Cut-off Date Balance of $[_________]. The related Pari Passu Companion Loan (the “Serviced Pari Passu Companion Loan”) is

evidenced by a promissory note with a Cut-off Date Balance of $[________] that is not included in the Issuing Entity. Only the Serviced Pari Passu Mortgage Loan is included in the Issuing Entity. The Serviced Pari Passu Mortgage Loan and the Pari Passu Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the “Serviced Pari Passu Loan Combination”. It is anticipated that the related Serviced Pari Passu Companion Loan will be included in a future securitization. However, we cannot assure you that this will ultimately occur. The rights of the Issuing Entity as the holder of the Serviced Pari Passu Mortgage Loan and the rights of the holder of the Serviced Pari Passu Companion Loan are subject to a Co-Lender Agreement (the “Pari Passu Serviced Co-Lender Agreement”).  The following summaries describe certain provisions of the Pari Passu Serviced Co-Lender Agreement.

Servicing.

The Serviced Pari Passu Loan Combination (including the Serviced Pari Passu Mortgage Loan) and any related REO Property will be serviced and administered by the Master Servicer and the Special Servicer, pursuant to the Pooling and Servicing Agreement, in the manner described under “The Pooling and Servicing Agreement”, but subject to the terms of the Pari Passu Serviced Co-Lender Agreement.  See “The Pooling and Servicing Agreement”.

Application of Payments.

The Pari Passu Serviced Co-Lender Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced Pari Passu Companion Loan with respect to distributions of funds received in respect of the Serviced Pari Passu Loan Combination, and provides, in general, that:

●	the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

●	all payments, proceeds and other recoveries on or in respect of the Serviced Pari Passu Loan Combination or the related Mortgaged Property will be applied to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the depositor and the Trustee) in accordance with the terms of the Pari Passu Serviced Co-Lender Agreement and the Pooling and Servicing Agreement; and

●	costs, fees, expenses, losses and shortfalls relating to the Serviced Pari Passu Loan Combination will be allocated, on a pro rata and pari passu basis, to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with the terms of the Pari Passu Serviced Co-Lender Agreement and the Pooling and Servicing Agreement.

For more information regarding the allocation of collections and expenses in respect of the Serviced Pari Passu Loan Combination, see “The Pooling and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Consultation and Control.

The controlling noteholder under the Pari Passu Serviced Co-Lender Agreement will be the Issuing Entity as holder of the applicable Mortgage Loan.  Pursuant to the terms of the Pooling and Servicing Agreement, the Directing Holder and the Operating Advisor will each have the same consent and/or consultation rights with respect to the Serviced Pari Passu Loan Combination as each does, and for so long as each does, with respect to the other Mortgage Loans included in the Issuing Entity.  See “The Pooling and Servicing Agreement—Directing Holder”.

In addition, pursuant to the terms of the Pari Passu Serviced Co-Lender Agreement, the holder of the related Serviced Pari Passu Companion Loan (or its representative which, at any time the related Serviced Pari Passu Companion Loan is included in a securitization, may be the controlling class certificateholder for that securitization or any other party assigned the rights to exercise the rights of the holder of the related Serviced Pari Passu

Companion Loan, as and to the extent provided in the related pooling and servicing agreement) will (i) have the right to receive copies of all notices, information and reports that the Master Servicer or Special Servicer, as applicable, is required to provide to the Directing Holder (within the same time frame such notices, information and reports are or would have been required to be provided to the Directing Holder under the Pooling and Servicing Agreement without regard to the occurrence of a Control Termination Event or Consultation Termination Event) with respect to any major decisions to be taken with respect to the Serviced Pari Passu Loan Combination or the implementation of any recommended action outlined in an asset status report relating to the Serviced Loan Combination and (ii) have the right to be consulted on a strictly non-binding basis to the extent the holder of the related Serviced Pari Passu Companion Loan (or its representative) requests consultation with respect to certain major decisions to be taken with respect to the Serviced Loan Combination or the implementation of any recommended action outlined in an asset status report relating to the Serviced Pari Passu Loan Combination. The consultation right of the holder of the related Serviced Pari Passu Companion Loan (or its representative) will expire 10 business days following the delivery of written notice and information relating to the matter subject to consultation whether or not the holder of the related Serviced Pari Passu Companion Loan (or its representative) has responded within such period; provided that if the Master Servicer or Special Servicer, as applicable, proposes a new course of action that is materially different from the actions previously proposed, the 10 business day consultation period will be deemed to begin anew from the date of delivery of such new proposal and delivery of all information related to such new proposal. Notwithstanding the consultation rights of the holder of the related Serviced Pari Passu Companion Loan (or its representative) described above, the Master Servicer or Special Servicer, as applicable, is permitted to make any material decision or take any action set forth in the asset status report before the expiration of the aforementioned 10 business day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan. Neither the Master Servicer nor the Special Servicer will be obligated at any time to follow or take any alternative actions recommended by the holder of the related Serviced Pari Passu Companion Loan (or its representative, including, if the related Serviced Pari Passu Companion Loan has been contributed to a securitization, the related directing certificateholder (or similar entity)).

In addition to the consultation rights of the holder of the Serviced Pari Passu Companion Loan (or its representative) described above, pursuant to the terms of the Pari Passu Serviced Co-Lender Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will have the right to attend (in-person or telephonically in the discretion of the Master Servicer or Special Servicer, as applicable) annual meetings with the Master Servicer or Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Master Servicer or Special Servicer, as applicable, for the purpose of discussing servicing issues related to the Serviced Pari Passu Loan Combination.

Sale of Defaulted Serviced Pari Passu Loan Combination.

Pursuant to the terms of the Pari Passu Serviced Co-Lender Agreement, if the Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan, and if the Special Servicer determines to sell the Serviced Pari Passu Mortgage Loan that has become a Specially Serviced Loan in accordance with the Pooling and Servicing Agreement, then the Special Servicer will be required to sell the related Serviced Pari Passu Companion Loan together with the Serviced Pari Passu Mortgage Loan as one whole loan. In connection with any such sale, the Special Servicer will be required to follow the procedures set forth under “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

[Notwithstanding the foregoing, the Special Servicer will not be permitted to sell a Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan if such loan becomes a defaulted loan combination without the written consent of the holder of the Serviced Pari Passu Companion Loan (provided that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the borrower or an affiliate of the borrower) unless the Special Servicer has delivered to the holder of the Serviced Pari Passu Companion Loan: (a) at least 15 business days prior written notice of any decision to attempt to sell the related Loan Combination; (b) at least 10 days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the Special Servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Serviced Pari Passu Loan Combination, and any documents in the servicing file reasonably requested by the holder of the Serviced Pari Passu Companion Loan that are material to the price of the Serviced Pari Passu Loan Combination; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Holder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the Master Servicer or the Special Servicer in connection with the proposed sale; provided that the holder of the Serviced Pari Passu Companion Loan may waive any of the delivery or timing requirements described in this sentence. Subject to the terms of the Pooling and Servicing Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of the related Loan Combination.]

See “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

Special Servicer Appointment Rights.

Pursuant to the terms of the applicable Co-Lender Agreement and the Pooling and Servicing Agreement, the Issuing Entity, as the controlling noteholder, will have the right, with or without cause, to replace the Special Servicer then acting with respect to the Serviced Pari Passu Loan Combination and appoint a replacement Special Servicer without the consent of the holder of the Serviced Pari Passu Companion Loan. The Directing Holder (so long as a Control Termination Event has not occurred and is not continuing), and the applicable certificateholders with the requisite percentage of Voting Rights (if a Control Termination Event has occurred and is continuing) will exercise the rights of the Issuing Entity as controlling noteholder, and will have the right, with or without cause, to replace the Special Servicer then acting with respect to the Serviced Pari Passu Loan Combination and appoint a replacement Special Servicer, as described under “The Pooling and Servicing Agreement—Rights Upon Servicer Termination Event”.

The Serviced AB Loan Combination

[THE FOLLOWING DESCRIPTION OF THE CO-LENDER AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE AB LOAN COMBINATIONS AND THE FINAL TERMS OF THE RELATED CO-LENDER AGREEMENT. THE SUBORDINATE COMPANION LOAN INCLUDED IN THE AB LOAN COMBINATION MAY BE OR MAY NOT BE INCLUDED IN THE ISSUING ENTITY.  THE FOLLOWING DESCRIPTION ASSUMES THAT THE TRUST SUBORDINATE COMPANION LOAN WILL BE HELD BY THE ISSUING ENTITY.]

General.

[One (1)] Mortgage Loan, identified as “[NAME OF THE AB LOAN COMBINATION]” (the “AB Mortgage Loan”) on Annex A, representing approximately [___]% of the Initial Pool Balance, is evidenced by the senior of two notes, each of which is secured by a single Mortgage and a single assignment of leases and rents. The subordinate interest for the AB Mortgage Loan, which is evidenced by the subordinate of the two notes, [will be][will not be] part of the Issuing Entity and is referred to in this prospectus as the “Trust Subordinate Companion Loan”. The AB Mortgage Loan, together with the Trust Subordinate Companion Loan, is referred to in this prospectus as the “AB Loan Combination”, and together with the [[NAME OF THE SERVICED PARI PASSU LOAN COMBINATION] Loan Combination, the “Serviced Loan Combinations”.  The Trust Subordinate Companion Loan and the Serviced Pari Passu Companion Loan are collectively referred to in this prospectus as the “Serviced Companion Loans”.

The AB Mortgage Loan is cross-defaulted with the Trust Subordinate Companion Loan.  Both the AB Mortgage Loan and the Trust Subordinate Companion Loan will be held by the Issuing Entity, and the [Loan Specific Class] certificates will be backed solely by the Trust Subordinate Companion Loan.  The rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to a Co-Lender Agreement (the “AB Co-Lender Agreement”).  The following summaries describe certain provisions of the AB Co-Lender Agreement.  The [Loan Specific Class] Directing Certificateholder, acting on behalf of the holder of the [Loan Specific Class] certificates, will be entitled to exercise certain rights of the holder of the Trust Subordinate Companion Loan described below pursuant to the terms of the Pooling and Servicing Agreement.  See “The Pooling and Servicing Agreement—Directing Holder”.

Servicing.

The AB Loan Combination and any related REO Property will be serviced and administered by the Master Servicer and the Special Servicer, pursuant to the Pooling and Servicing Agreement, in the manner described under “The Pooling and Servicing Agreement”, but subject to the terms of the AB Co-Lender Agreement.  See “The Pooling and Servicing Agreement”.

Application of Payments.

Pursuant to the related Co-Lender Agreement, prior to the occurrence and continuance of (i) an event of default with respect to payments due under the AB Mortgage Loan, (ii) an event of default which results in the AB Mortgage Loan becoming accelerated or becoming serviced by the Special Servicer pursuant to the terms of the Pooling and Servicing Agreement, or (iii) any bankruptcy or insolvency event that constitutes an event of default under the related Mortgage Loan documents (each of clauses (i) – (iii), an “AB Material Event of Default”) (or, if such a default has occurred, but the directing certificateholder for the [LOAN SPECIFIC CLASS] certificates (the “Loan Specific Directing Certificateholder”) has cured such a default or is exercising its cure rights), after payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts payable or reimbursable under the Pooling and Servicing Agreement to the Master Servicer, Special Servicer, Certificate Administrator, Trustee, Operating Advisor and Asset Representations Reviewer, payments and proceeds received with respect to an AB Loan Combination will generally be applied in the following order:

First, to the Issuing Entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the Issuing Entity as holder of the AB Mortgage Loan, in an amount equal to the Senior Note Percentage Interest of principal payments, if any, on an AB Loan Combination;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Loan Combination or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the Issuing Entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the Issuing Entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the Issuing Entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Loan Combination pursuant to the related Co-Lender Agreement or the Pooling and Servicing Agreement;

Sixth, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the Junior Note Percentage Interest of principal payments received, if any, on an AB Loan Combination;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Loan Combination or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Loan Combination, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by the holder of the related Trust Subordinate Companion Loan in connection with the exercise of its cure rights under the related Co-Lender Agreement;

Tenth, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the Pooling and Servicing Agreement, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Loan Combination), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, pro rata, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Loan Combination, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

“Junior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related Trust Subordinate Companion Loan and the denominator of which is the principal balance of an AB Loan Combination.

[“Junior Note Relative Spread” means the ratio of the Mortgage Rate for the related Trust Subordinate Companion Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan as a whole.]

“Recovered Costs” means, with respect to an AB Loan Combination, any amounts referred to in clauses (d) and/or (e) of the definition of “Defaulted Purchase Price” (set forth in “—Purchase Option” below) that, at the time of determination, had been previously paid or reimbursed to any servicer from sources other than collections on or in respect of an AB Loan Combination or Mortgaged Property (including, without limitation, from collections on or in respect of loans other than an AB Loan Combination).

“Senior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the AB Mortgage Loan and the denominator of which is the principal balance of an AB Loan Combination.

[“Senior Note Relative Spread” means the ratio of the Mortgage Rate for the AB Mortgage Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan related Trust Subordinate Companion Loan as a whole.]

Following the occurrence and during the continuance of an AB Material Event of Default, after payment of all amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts then payable or reimbursable under the Pooling and Servicing Agreement to the Master Servicer, Special Servicer, Certificate Administrator, Trustee, Operating Advisor and Asset Representations Reviewer, payments and proceeds with respect to a AB Loan Combination will generally be applied in the following order, in each case to the extent of available funds:

First, to the Issuing Entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the Issuing Entity as holder of the AB Mortgage Loan, in an amount equal to the principal balance of the AB Mortgage Loan, until such principal balance has been reduced to zero;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Loan Combination or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the Issuing Entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the Issuing Entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the Issuing Entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Loan Combination pursuant to the related Co-Lender Agreement or the Pooling and Servicing Agreement;

Sixth, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the principal balance of the related Trust Subordinate Companion Loan, until such principal balance has been reduced to zero;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Loan Combination or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Loan Combination, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the Issuing Entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by it in connection with the exercise of its cure rights under the related Co-Lender Agreement;

Tenth, to the Issuing Entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the Pooling and Servicing Agreement, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Loan Combination), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, pro rata, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Loan Combination, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

For more information regarding the allocation of collections and expenses in respect of an AB Loan Combination, see “The Pooling and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Cure Rights.

In the event that the related borrower fails to make any payment of principal or interest on an AB Loan Combination that results in a monetary event of default or the related borrower otherwise defaults with respect to an AB Loan Combination, the holder of the related Trust Subordinate Companion Loan will have the right to cure such event of default subject to certain limitations set forth in the related Co-Lender Agreement. The holder of the Trust Subordinate Companion Loan will be limited to four (4) cure payments over the life of an AB Loan

Combination, no more than three (3) of which may be consecutive. So long as the holder of the related Trust Subordinate Companion Loan is exercising a cure right, neither the Master Servicer nor the Special Servicer will be permitted to treat such event of default as such for purposes of transferring the related Loan Combination to special servicing or exercising remedies.

Amendments and Consents.

Prior to the occurrence and continuance of an AB Control Appraisal Period, except as otherwise described under “The Pooling and Servicing Agreement—Directing Holder”, the consent of the holder of the related Trust Subordinate Companion Loan is required to be obtained by the Special Servicer for any AB Major Decision.

An “AB Control Appraisal Period” will exist with respect to the related Trust Subordinate Companion Loan, if and for [so long as (a)(1) the initial principal balance of the related Trust Subordinate Companion Loan minus (2) the sum of (x) any payments of principal allocated to, and received on, the related Trust Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Loan Combination that are allocated to the related Trust Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Loan Combination that are allocated to the related Trust Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Trust Subordinate Companion Loan less (ii) any payments of principal allocated to, and received, by the holders of the related Trust Subordinate Companion Loan.  Pursuant to the terms of the Co-Lender Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right to avoid an AB Control Appraisal Period by posting cash collateral or a letter of credit in an amount which, when added to the appraised value of the related Mortgaged Property, would cause the applicable AB Control Appraisal Period not to occur. The holder of the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the related Trust Subordinate Companion Loan also has the right to purchase the AB Mortgage Loan in certain instances as set forth below.

[“AB Major Decisions” means at any time no AB Control Appraisal Period is in effect (and will have the meaning given to a “Major Decision” when an AB Control Appraisal Period is in effect):

●	any workout or other change to an AB Loan Combination that would result in any modification of, or waiver with respect to, an AB Loan Combination that would result in the extension of the maturity date or extended maturity date of the AB Loan Combination, a reduction in the interest rate borne thereby or the monthly debt service payment or a deferral or a forgiveness of interest on or principal of an AB Loan Combination or a modification or waiver of any other monetary term of an AB Loan Combination (including reserve requirements) or a modification or waiver of any material non-monetary provision of an AB Loan Combination, including but not limited to provisions which restrict the related borrower or its equity owners from incurring additional indebtedness or transferring interests in the Mortgaged Property or the related borrower;

●	any modification of, or waiver with respect to, an AB Loan Combination that would result in a discounted pay-off of the related Trust Subordinate Companion Loan;

●	any foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of the Mortgaged Property or any acquisition of the Mortgaged Property by deed-in-lieu of foreclosure or any other exercise of remedies following an AB Material Event of Default;

●	any material direct or indirect sale of all or any material portion of the Mortgaged Property or REO Property other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

●	any substitution, release or addition of collateral for an AB Loan Combination other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

●	any release of the related borrower or guarantor from liability with respect to an AB Loan Combination including, without limitation, by acceptance of an assumption of an AB Loan Combination by a successor borrower or replacement guarantor other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

●	any determination (1) not to enforce a “due-on-sale” or “due–on–encumbrance” clause (unless such clause is not exercisable under applicable law or such exercise is reasonably likely to result in successful legal action by the related borrower) or (2) accelerate an AB Loan Combination (other than automatic accelerations pursuant to the related Mortgage Loan documents);

●	any transfer of the Mortgaged Property or any portion of the Mortgaged Property, or any transfer of any direct or indirect ownership interest in the related borrower, other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

●	any incurring of additional debt by the related borrower, including the terms of any document evidencing or securing any such additional debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement or incurring of mezzanine financing by any beneficial owner of the related borrower, including the terms of any document evidencing or securing any such mezzanine debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement (other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion);

●	the waiver or modification of any documentation relating to the guarantor’s obligations under the guaranty;

●	the releases of any escrows or reserve accounts other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion; and

●	any approval of a “major lease” (as defined in the Mortgage Loan documents).]

Purchase Option.

If an event of default with respect to an AB Loan Combination has occurred and is continuing, the holders of the [LOAN SPECIFIC CLASS] certificates will have the option to purchase the AB Mortgage Loan from the Issuing Entity at a price equal to the Defaulted Purchase Price.

The “Defaulted Purchase Price”, with respect to the AB Mortgage Loan, is generally equal to the sum, without duplication, of (a) the principal balance of the AB Mortgage Loan, (b) accrued and unpaid interest on the AB Mortgage Loan from the date as to which interest was last paid in full by the related borrower up to and including the end of the interest accrual period relating to the Due Date next following the date the purchase occurred, (c) any other amounts due under an AB Loan Combination, other than prepayment premiums, default interest, late fees, exit fees and any other similar fees, provided that if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise), the Defaulted Purchase Price will include prepayment premiums, default interest, late fees, exit fees and any other similar fees, (d) without duplication of amounts under clause (c), any unreimbursed Servicing Advances and any expenses incurred in enforcing the related loan documents (including, without limitation, Servicing Advances payable or reimbursable to any servicer, and earned and unreimbursed special servicing fees), (e) without duplication of amounts under clause (c), any accrued and unpaid interest on Advances, (f) any Liquidation Fees or Workout Fees payable under the Pooling and Servicing Agreement with respect to an AB Loan Combination (i) if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise) or (ii) otherwise, if the purchase occurs after ninety (90) days after the first such option becomes exercisable pursuant to the related Co-Lender Agreement, and (g) any Recovered Costs not reimbursed previously to the holder of the AB Mortgage Loan pursuant to the related Co-Lender Agreement.

Special Servicer Appointment Rights.

Pursuant to the related Co-Lender Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right, with or without cause, to replace the Special Servicer then acting with respect to an AB Loan

Combination and appoint a replacement Special Servicer with respect to an AB Loan Combination.  See “The Pooling and Servicing Agreement—Termination of the Special Servicer Without Cause”.

The Outside Serviced Loan Combination

[THE FOLLOWING DESCRIPTION OF THE CO-LENDER AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE OUTSIDE SERVICED LOAN COMBINATION AND THE FINAL TERMS OF THE RELATED CO-LENDER AGREEMENTS.]

General.

[One (1)] Mortgage Loan, identified as “[NAME OF OUTSIDE SERVICED MORTGAGE LOAN]” (the “Outside Serviced Mortgage Loan”) on Annex A, The [__________] Mortgage Loan, representing approximately [_____]% of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instruments on the same portfolio of Mortgaged Properties.

The Outside Serviced Mortgage Loan is evidenced by one (1) promissory note with a Cut-off Date Balance of $[_______]. The related Companion Loan (the “Outside Serviced Companion Loan” and together with the Outside Serviced Mortgage Loan, the “Outside Serviced Loan Combination”) is evidenced by one (1) promissory note with a principal balance as of the Cut-off Date of $[_________]. The Outside Serviced Companion Loan will not be included in the Issuing Entity. Only the Outside Serviced Mortgage Loan will be included in the Issuing Entity. The Outside Serviced Mortgage Loan and the Outside Serviced Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the Outside Serviced Loan Combination.

The rights of the Issuing Entity, as the holder of the Outside Serviced Mortgage Loan and the rights of the securitization trust holding the Outside Serviced Companion Loan, as the holder of the Outside Serviced Companion Loan are subject to the terms of the Co-Lender Agreement (the “Outside Serviced Co-Lender Agreement”).  [The consultation rights of the Issuing Entity (as the non-controlling note holder) under the Outside Serviced Co-Lender Agreement will be exercised by the Directing Holder so long as no Control Termination Event has occurred and is continuing, and if a Control Termination Event has occurred and is continuing, by the Special Servicer pursuant to the terms of the Pooling and Servicing Agreement, as described under “The Pooling and Servicing Agreement”.]

Servicing of the Outside Serviced Loan Combination.

The Outside Serviced Loan Combination is being serviced and administered pursuant to the terms of the pooling and servicing agreement, dated as of [______], 20[____] (the “Outside Servicing Agreement”) among [NAME OF DEPOSITOR] (the “Outside Serviced Depositor”), [NAME OF MASTER SERVICER] (the “Outside Serviced Master Servicer”), [NAME OF SPECIAL SERVICER) (the “Outside Serviced Special Servicer”), [NAME OF TRUSTEE] (the “Outside Serviced Trustee”), [NAME OF CERTIFICATE ADMINISTRATOR) (the “Outside Serviced Certificate Administrator”), [NAME OF OPERATING ADVISOR] (the “Outside Serviced Operating Advisor”) and [NAME OF ASSET REPRESENTATIONS REVIEWER) (the “Outside Serviced Asset Representations Reviewer”).  The Outside Servicing Agreement was entered into in connection with the securitization of the Outside Serviced Companion Loan.  The holders of the certificates issued under the Outside Servicing Agreement are referred to in this prospectus as “Outside Serviced Certificateholders.” For a summary of certain provisions of the Outside Servicing Agreement, see “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Application of Payments.

The Outside Serviced Co-Lender Agreement sets forth the respective rights of the holder of the Outside Serviced Mortgage Loan and the holder of the Outside Serviced Companion Loan with respect to distributions of funds received in respect of the Outside Serviced Loan Combination, and provides, in general, that:

●	the Outside Serviced Mortgage Loan and the Outside Serviced Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

●	all payments, proceeds and other recoveries on or in respect of the Outside Serviced Loan Combination or the related Mortgaged Property will be applied to the Outside Serviced Mortgage Loan and the Outside Serviced Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Outside Serviced Master Servicer, the Outside Serviced Special Servicer, the Outside Serviced Trustee, the Outside Serviced Operating Advisor, the Outside Serviced Asset Representations Reviewer, the Outside Serviced Certificate Administrator, the Outside Serviced Depositor) in accordance with the terms of the Outside Serviced Co-Lender Agreement and the Outside Servicing Agreement; and

●	costs, fees, expenses, losses and shortfalls relating to the Outside Serviced Loan Combination will be allocated, on a pro rata and pari passu basis, to the Outside Serviced Mortgage Loan and the Outside Serviced Companion Loan in accordance with the terms of the Outside Serviced Co-Lender Agreement and the Outside Servicing Agreement.

See “The Pooling and Servicing Agreement—Advances” and “—Servicing of the Outside Serviced Mortgage Loan” for more information regarding the allocation of collections and expenses in respect of the Outside Serviced Loan Combination.

Consultation and Control.

The controlling noteholder under the Outside Serviced Co-Lender Agreement will be the securitization trust formed pursuant to the Outside Servicing Agreement (the “Outside Serviced Securitization Trust”), as holder of the Outside Serviced Companion Loan. [___________] is the directing certificateholder under the Outside Servicing Agreement (the “Outside Serviced Directing Certificateholder”).  The Outside Serviced Directing Certificateholder (so long as a control termination event under the Outside Servicing Agreement has not occurred and is not continuing), and the applicable certificateholders under the Outside Servicing Agreement with the requisite percentage of voting rights (so long as a control termination event under the Outside Servicing Agreement has occurred and is continuing) will exercise the rights of the Outside Serviced Securitization Trust as controlling noteholder, and will have the right, with or without cause, to replace the Special Servicer then acting with respect to the Outside Serviced Loan Combination and appoint a replacement Special Servicer, in accordance with, and subject to the limitations set forth in, the Outside Servicing Agreement.

For more information regarding the rights of the directing certificateholder under the Outside Servicing Agreement, see “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

Pursuant to the terms of the Outside Serviced Co-Lender Agreement, the Issuing Entity, as the non-controlling note holder, will have the right (regardless of whether a control termination event or a consultation termination event exists under the Outside Servicing Agreement) to (i) receive copies of all notices, information and reports that the Outside Serviced Special Servicer is required to provide to the Outside Serviced Directing Certificateholder within the same time frame it is required to provide such notices, information and reports to the Outside Serviced Directing Certificateholder (provided that to the extent that the Outside Serviced Mortgage Loan is included in a securitization transaction, such copies of notices, information and reports required to be delivered by the Outside Serviced Special Servicer to the Issuing Entity shall be delivered to the directing certificateholder related to such securitization transaction to the extent that the Outside Serviced Special Servicer receives written notice of the identity of the directing certificateholder for such securitization transaction) and (ii) consult on a strictly non-binding basis with respect to (x) certain major servicing decisions regarding the Outside Serviced Loan Combination or any related REO Property as set forth in the Outside Serviced Co-Lender Agreement and (y) the implementation of any recommended actions outlined in an asset status report in respect of the Outside Serviced Loan Combination or any related REO Property. The consultation right of the Issuing Entity will expire 10 business days after the delivery by the Outside Serviced Special Servicer of notice and information relating to the matter subject to consultation, whether or not the Issuing Entity has responded within such period; provided that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will begin anew. Notwithstanding the Issuing Entity’s consultation rights described above, the Outside Serviced Special Servicer is permitted to make any major decision or take any action set forth in an asset status report in respect of the Outside Serviced Loan Combination before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Outside Serviced Mortgage Loan and the Outside Serviced Companion Loan.

Neither the Outside Serviced Master Servicer nor the Outside Serviced Special Servicer will be permitted to follow any advice or consultation provided by the holder of the Outside Serviced Companion Loan (or its representative) that would require or cause the Outside Serviced Master Servicer or the Outside Serviced Special Servicer, as applicable, to violate any applicable law, including the REMIC Regulations or other applicable provisions of the Code, be inconsistent with the servicing standard under the Outside Servicing Agreement require or cause the Outside Serviced Master Servicer or the Outside Serviced Special Servicer, as applicable, to violate provisions of the Outside Serviced Co-Lender Agreement or the Outside Servicing Agreement, require or cause the Outside Serviced Master Servicer or the Outside Serviced Special Servicer, as applicable, to violate the terms of the Outside Serviced Loan Combination, or materially expand the scope of any of the Outside Serviced Master Servicer’s or the Outside Serviced Special Servicer’s, as applicable, responsibilities under the Outside Serviced Co-Lender Agreement.

In addition to the consultation rights of the Issuing Entity described above, the Issuing Entity will have the right to annual conference calls with the Outside Serviced Master Servicer or Outside Serviced Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Outside Serviced Master Servicer or Outside Serviced Special Servicer, as applicable, in which servicing issues related to the Outside Serviced Loan Combination may be discussed.

Sale of Defaulted Loan.

Pursuant to the terms of the Outside Serviced Co-Lender Agreement, if the Outside Serviced Loan Combination becomes a “defaulted Mortgage Loan” pursuant to the terms of the Outside Servicing Agreement, the Outside Serviced Special Servicer will be required to sell the Outside Serviced Mortgage Loan together with the related Companion Loan as a single whole loan. The Issuing Entity will have consultation rights in connection with such sale, as described above.

Special Servicer Appointment Rights.

Pursuant to the terms of the Outside Serviced Co-Lender Agreement and the Outside Servicing Agreement, the Outside Serviced Directing Certificateholder and the applicable certificateholders under the Outside Servicing Agreement with the requisite percentage of voting rights (so long as a control termination event under the Outside Servicing Agreement has not occurred and is not continuing) will have the right, with or without cause, to replace the Special Servicer then acting with respect to the Outside Serviced Loan Combination and appoint a replacement Special Servicer, in accordance with, and subject to the limitations set forth in, the Outside Servicing Agreement.  See “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

[Significant Obligor

[The [_________] Mortgaged Property ([__]%) is a “significant obligor” as such term is used in Items 1101 and 1112 of Regulation AB, with respect to this offering. See “Significant Loan Summaries—[_________]” in Annex B to this prospectus.]

[“Regulation AB” means subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100–229.1125 under the Securities Act of 1933, as amended (the “Securities Act”), as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.]

[include information required by item 1112(a) and (b) for each significant obligor in the related loan summary]]

Additional Mortgage Loan Information

Each of the tables presented in Annex B and Annex C to this prospectus sets forth selected characteristics of the pool of Mortgage Loans as of the Cut-off Date, if applicable. For a detailed presentation of certain additional characteristics of the Mortgage Loans and the Mortgaged Properties on an individual basis, see Annex A to this prospectus. For certain additional information regarding the [15] largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) in the pool of Mortgage Loans, see “Structural and Collateral Term Sheet-Significant Loan Summaries” in Annex B to this prospectus.

The description in this prospectus, including Annex A, B and C, of the Mortgage Pool and the Mortgaged Properties is based upon the Mortgage Pool as expected to be constituted at the close of business on the Cut-off Date, as adjusted for the scheduled principal payments due on the Mortgage Loans on or before the Cut-off Date. Prior to the issuance of the Offered Certificates, a Mortgage Loan may be removed from the Mortgage Pool if the Depositor deems such removal necessary or appropriate or if it is prepaid. This may cause the range of Mortgage Rates and maturities as well as the other characteristics of the Mortgage Loans to vary from those described in this prospectus.

A current report on Form 8-K (“Form 8-K”) will be available to purchasers of the Offered Certificates and will be filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with the Pooling and Servicing Agreement, with the Securities and Exchange Commission (the “SEC”) on or prior to the date of the filing of this prospectus.

Additionally, an Asset Data File containing certain detailed information regarding the Mortgage Loans for the reporting period specified therein will be filed or caused to be filed by the Depositor on Form ABS-EE on or prior to the date of filing of this prospectus and available to persons (including beneficial owners of the Offered Certificates) who receive this prospectus.

Transaction Parties

[TO BE UPDATED]

The Sponsors and the Mortgage Loan Sellers

Citi Real Estate Funding Inc., [___________], [___________] and [___________] are the Sponsors of this securitization transaction and, accordingly, are referred to as the “Sponsors”.

Citi Real Estate Funding Inc.

General

Citi Real Estate Funding Inc. (“CREFI”) is a Sponsor. CREFI is a New York corporation organized in 2014 and is a wholly-owned subsidiary of Citibank, N.A., a national banking association, which is in turn a wholly-owned subsidiary of Citicorp LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Citigroup Inc., a Delaware corporation. CREFI maintains its principal office at 388 Greenwich Street, New York, New York 10013, Attention: Mortgage Finance Group, and its facsimile number is (212) 723-8604. CREFI is an affiliate of Citigroup Commercial Mortgage Securities Inc., the depositor, Citigroup Global Markets Inc., one of the underwriters, [and [_____], the Certificate Administrator, Certificate Registrar and paying agent]. CREFI makes, and purchases (or may purchase) from lenders, commercial and multifamily mortgage loans primarily for the purpose of securitizing them in CMBS transactions.

Neither CREFI nor any of its affiliates will insure or guarantee distributions on the Certificates. The Certificateholders will have no rights or remedies against CREFI for any losses or other claims in connection with the Certificates or the Mortgage Loans except in respect of the repurchase and substitution obligations for material document defects or material breaches of the representations and warranties made by CREFI in the related Mortgage Loan Purchase Agreement as described under “The Mortgage Loan Purchase Agreements—Cures, Repurchases and Substitutions”.

CREFI’s Commercial Mortgage Origination and Securitization Program

CREFI, directly or through correspondents or affiliates, originates multifamily and commercial mortgage loans throughout the United States. CREFI has been engaged in the origination of multifamily and commercial mortgage loans for securitization since January 2017, and in the securitization of multifamily and commercial mortgage loans since April 2017. CREFI is an affiliate of Citigroup Global Markets Realty Corp. (“CGMRC”), which was engaged in the origination of multifamily and commercial mortgage loans for securitization from 1996 to 2017. Many CREFI staff worked for CGMRC, and CREFI’s underwriting guidelines, credit committee approval process and loan documentation are the same or substantially similar to CGMRC’s. The multifamily and commercial mortgage loans originated by CREFI may include both fixed rate loans and floating rate loans.

In addition, in the normal course of its business, CREFI may also acquire multifamily and commercial mortgage loans from various third-party originators. These mortgage loans may have been originated using underwriting guidelines not established by CREFI.

In connection with the commercial mortgage securitization transactions in which it participates, CREFI generally transfers the subject mortgage assets to a depositor, who then transfers those mortgage assets to the issuing entity for the related securitization. In return for the transfer of the subject mortgage assets by the depositor to the issuing entity, the issuing entity issues commercial mortgage pass-through certificates that are in whole or in part backed by, and supported by the cash flows generated by, those mortgage assets.

CREFI will generally act as a sponsor, originator and/or mortgage loan seller in the commercial mortgage securitization transactions in which it participates. In such transactions there may be a co-sponsor and/or other mortgage loan sellers and originators.

CREFI generally works with rating agencies, unaffiliated mortgage loan sellers, servicers, affiliates and underwriters in structuring a securitization transaction. Generally CREFI and/or the related depositor contract with other entities to service the multifamily and commercial mortgage loans following their transfer into a trust fund in exchange for a series of certificates.

CREFI’S Origination And Underwriting Practices

Overview. CREFI’s commercial mortgage loans (including any co-originated mortgage loans) are primarily originated in accordance with the procedures and underwriting criteria described below. However, variations from the procedures and criteria described below may be implemented as a result of various conditions including each loan’s specific terms, the quality or location of the underlying real estate, the property’s tenancy profile, the background or financial strength of the borrower/sponsor or any other pertinent information deemed material by CREFI. Therefore, this general description of CREFI’s origination procedures and underwriting criteria is not intended as a representation that every commercial mortgage loan originated by it or on its behalf complies entirely with all criteria set forth below.

Process. The credit underwriting process for each of CREFI’s loans is performed by a deal team comprised of real estate professionals which typically includes an originator, an underwriter, a commercial closer and a third party due diligence provider operating under the review of CREFI. This team conducts a thorough review of the related mortgaged property, which in most cases includes an examination of the following information, to the extent both applicable and available: historical operating statements, rent rolls, tenant leases, current and historical real estate tax information, insurance policies and/or schedules, and third party reports pertaining to appraisal/valuation, zoning, environmental status and physical condition/seismic condition/engineering (see “—Escrow Requirements”, “—Title Insurance Policy”, “—Property Insurance”, “—Third Party Reports—Appraisal”, “—Third Party Reports—Environmental Report” and “—Third Party Reports—Property Condition Report” below). In some cases (such as a property having a limited operating history or having been recently acquired by its current owner), historical operating statements may not be available. Rent rolls would not be examined for certain property types, such as hospitality properties or single tenant properties, and tenant leases would not be examined for certain property types, such as hospitality, self storage, multifamily and manufactured housing community properties.

A member of CREFI’s deal team or one of its agents performs an inspection of the property as well as a review of the surrounding market environment, including demand generators and competing properties (if any), in order to confirm tenancy information, assess the physical quality of the collateral, determine visibility and access characteristics, and evaluate the property’s competitiveness within its market.

CREFI’s deal team or one of its agents also performs a detailed review of the financial status, credit history, credit references and background of the borrower and certain key principals using financial statements, income tax returns, credit reports, criminal/background investigations, and specific searches for judgments, liens, bankruptcy and pending litigation. Circumstances may also warrant an examination of the financial strength and credit of key tenants as well as other factors that may impact the tenants’ ongoing occupancy or ability to pay rent.

After the compilation and review of all documentation and other relevant considerations, the deal team finalizes its detailed underwriting analysis of the property’s cash flow in accordance with CREFI’s property-specific, cash flow underwriting guidelines. Determinations are also made regarding the implementation of appropriate loan terms to structure around risks, resulting in features such as ongoing escrows or up-front reserves, letters of credit, lockboxes/cash management agreements or guarantees. A complete credit committee package is prepared to summarize all of the above referenced information.

Credit Approval. All commercial mortgage loans must be presented to one or more credit committees that include senior real estate professionals among others. After a review of the credit committee package and a discussion of the loan, the committee may approve the loan as recommended or request additional due diligence, modify the terms, or reject the loan entirely.

Debt Service Coverage and LTV Requirements. CREFI’s underwriting standards generally require a minimum debt service coverage ratio (DSCR) of 1.20x and a maximum loan-to-value ratio (LTV) of 80%. However these thresholds are guidelines and exceptions are permitted under the guidelines on the merits of each individual loan, such as reserves, letters of credit and/or guarantees and CREFI’s assessment of the property’s future prospects. Property and loan information is not updated for securitization unless CREFI determines that information in its possession has become stale.

Certain properties may also be encumbered by subordinate debt secured by such property and/or mezzanine debt secured by direct or indirect ownership interests in the borrower and when such mezzanine or subordinate debt is taken into account, may result in aggregate debt that does not conform to the aforementioned DSCR and LTV parameters.

Amortization Requirements. While CREFI’s underwriting guidelines generally permit a maximum amortization period of 30 years, certain loans may provide for interest-only payments through maturity or for a portion of the loan term. If the loan entails only a partial interest-only period, the monthly debt service, annual debt service and DSCR set forth in this prospectus and Annex A to this prospectus reflect a calculation on the future (larger) amortizing loan payment. See “Description of the Mortgage Pool”.

Escrow Requirements. CREFI may require borrowers to fund escrows for taxes, insurance, capital expenditures and replacement reserves. In addition, CREFI may identify certain risks that warrant additional escrows or holdbacks for items to be released to the borrower upon the satisfaction of certain conditions. Such escrows or holdbacks may cover tenant improvements/leasing commissions, deferred maintenance, environmental remediation or unfunded obligations, among other things. Springing escrows may also be structured for identified risks such as specific rollover exposure, to be triggered upon the non-renewal of one or more key tenants. In some cases, the borrower may be allowed to post a letter of credit or guaranty in lieu of a cash reserve, or provide periodic evidence of timely payment of a typical escrow item. Escrows are evaluated on a case-by-case basis and are not required for all of CREFI’s commercial mortgage loans.

Generally, CREFI requires escrows as follows:

●	Taxes—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property taxes (based on the most recent property assessment and the current millage rate) are typically required to satisfy all taxes and assessments, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if there is an institutional sponsor or the sponsor is a high net-worth individual or (ii) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is required to pay taxes directly.

●	Insurance—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property insurance premium are typically required to pay all insurance premiums, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the related borrower maintains a blanket insurance policy, (ii) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is obligated to maintain the insurance or is permitted to self-insure, or (iii) if and to the extent that another third party unrelated to the borrower (such as a condominium board, if applicable) is obligated to maintain the insurance.

●	Replacement Reserves—Replacement reserves are generally calculated in accordance with the expected useful life of the components of the mortgaged property during the term of the mortgage loan. Annual replacement reserves are generally underwritten to the suggested replacement reserve amount from an independent, third-party property condition or engineering report, or to certain minimum requirements depending on the property type, except that such escrows are not required in certain circumstances, including, but not limited to, if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is responsible for all repairs and maintenance, including those required with respect to the roof and structure of the improvements.

●	Tenant Improvement / Leasing Commissions—In the case of retail, office and industrial properties, a tenant improvement / leasing commission reserve may be required to be funded either at loan origination and/or during the term of the mortgage loan to cover anticipated leasing commissions or tenant improvement costs that might be associated with re-leasing certain space involving major tenants, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the tenant’s lease extends beyond the loan term or (ii) if the rent for the space in question is considered below market.

●

Deferred Maintenance—A deferred maintenance reserve may be required to be funded at loan origination in an amount equal to 125% of the estimated cost of material immediate repairs or replacements identified in the property condition report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the sponsor of the borrower delivers a guarantee to complete the immediate repairs in a specified amount of time, (ii) if the deferred maintenance amount does not materially impact the related mortgaged property’s function, performance or value or (iii) if a single or major tenant (which may be a ground tenant) at the related mortgaged property is responsible for the repairs.

●	Environmental Remediation—An environmental remediation reserve may be required to be funded at loan origination in an amount equal to 100% to 125% of the estimated remediation cost identified in the environmental report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the sponsor of the borrower delivers a guarantee wherein it agrees to take responsibility and pay for the identified environmental issues, (ii) if environmental insurance is obtained or already in place or (iii) if a third party unrelated to the borrower is identified as the responsible party.

For a description of the escrows collected with respect to the CREFI Mortgage Loans, please see Annex A to this prospectus.

Title Insurance Policy. The borrower is required to provide, and CREFI or its counsel typically will review, a title insurance policy for each property. The provisions of the title insurance policy are required to comply with the Sponsor representation and warranty set forth in paragraph (6) on Annex E-1 to this prospectus without any exceptions that CREFI deems material.

Property Insurance. CREFI requires the borrower to provide, or authorizes the borrower to rely on a tenant or other third party to obtain, insurance policies meeting the requirements set forth in the Sponsor representations and warranties in paragraphs (16) and (29) on Annex E-1 to this prospectus without any exceptions that CREFI deems material (other than with respect to deductibles and allowing a tenant to self-insure).

Third Party Reports. In addition to or as part of applicable origination guidelines or reviews described above, in the course of originating the CREFI Mortgage Loans, CREFI generally considered the results of third party reports as described below. In many instances, however, one or more provisions of the guidelines were waived or modified in light of the circumstances of the relevant loan or property.

●	Appraisal. CREFI obtains an appraisal meeting the requirements described in the Sponsor representation and warranty set forth in paragraph (41) on Annex E-1 to this prospectus without any exceptions that CREFI deems material. In addition, the appraisal (or a separate letter) includes a statement by the appraiser that the guidelines in Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, were followed in preparing the appraisal.

●	Environmental Report. CREFI generally obtains a Phase I site assessment or an update of a previously obtained site assessment for each mortgaged property prepared by an environmental firm approved by CREFI. CREFI or its designated agent typically reviews the Phase I site assessment to verify the presence or absence of potential adverse environmental conditions. In cases in which the Phase I site assessment identifies any such conditions, CREFI generally requires that the condition be addressed in a manner that complies with the Sponsor representation and warranty set forth in paragraph (40) on Annex E-1 to this prospectus without any exceptions that CREFI deems material.

●	Property Condition Report. CREFI generally obtains a current property condition report (a “PCR”) for each mortgaged property prepared by a structural engineering firm approved by CREFI. CREFI or an agent typically reviews the PCR to determine the physical condition of the property and to determine the anticipated costs of necessary repair, replacement and major maintenance or capital expenditure over the term of the mortgage loan. In cases in which the PCR identifies an immediate need for material repairs or replacements with an anticipated cost that is over a certain minimum threshold or percentage of loan balance, CREFI often requires that funds be put in escrow at the time of origination of the mortgage loan to complete such repairs or replacements or obtains a guarantee from a sponsor of the borrower in lieu of reserves. See “—Escrow Requirements” above.

Servicing. Interim servicing for all CREFI’s loans prior to securitization is typically performed by a nationally recognized rated third party interim servicer. In addition, primary servicing is occasionally retained by certain qualified mortgage brokerage firms under established sub-servicing agreements with CREFI, which firms may continue primary servicing certain loans following the securitization closing date. Otherwise, servicing responsibilities are transferred from the interim servicer to the master servicer of the securitization trust (and a primary servicer when applicable) at closing of the securitization. From time to time, the interim servicer may retain primary servicing.

Exceptions to Underwriting Criteria. Except as disclosed in the following two paragraphs, none of the CREFI Mortgage Loans have exceptions to the related underwriting criteria.

[PROVIDE ANY EXCEPTIONS TO UNDERWRITING CRITERIA]

Review of CREFI Mortgage Loans

General. In connection with the preparation of this prospectus, CREFI conducted a review of the Mortgage Loans that it is selling to the Depositor. The review was conducted as set forth below and was conducted with respect to each of the CREFI Mortgage Loans. No sampling procedures were used in the review process.

Database. First, CREFI created a database of information (the “CREFI Securitization Database”) obtained in connection with the origination of the CREFI Mortgage Loans, including:

●	certain information from the CREFI Mortgage Loan documents;

●	certain information from the rent rolls and operating statements for, and certain leases relating to, the related Mortgaged Properties (in each case to the extent applicable);

●	insurance information for the related Mortgaged Properties;

●	information from third party reports such as the appraisals, environmental and property condition reports, seismic reports, zoning reports and other zoning information;

●	bankruptcy searches with respect to the related borrowers; and

●	certain information and other search results obtained by the CREFI deal team for each of the CREFI Mortgage Loans during the underwriting process.

CREFI also included in the CREFI Securitization Database certain updates to such information received by CREFI’s securitization team after origination, such as information from the interim servicer regarding loan payment status and current escrows, updated rent rolls and leasing activity information provided pursuant to the Mortgage Loan documents, and information otherwise brought to the attention of CREFI’s securitization team. Such updates were not intended to be, and do not serve as, a re-underwriting of any Mortgage Loan.

Using the information in the CREFI Securitization Database, CREFI created a Microsoft Excel file (the “CREFI Data File”) and provided that file to the Depositor for the inclusion in this prospectus (particularly in Annexes A, B and C to this prospectus) of information regarding the CREFI Mortgage Loans.

Data Comparison and Recalculation. CREFI (or the Depositor on its behalf) engaged a third-party accounting firm to perform certain data comparison and recalculation procedures designed by CREFI, relating to information in this prospectus regarding the CREFI Mortgage Loans. These procedures included:

●	comparing the information in the CREFI Data File against various source documents provided by CREFI that are described above under “—Database”;

●	comparing numerical information regarding the CREFI Mortgage Loans and the related Mortgaged Properties disclosed in this prospectus against the CREFI Data File; and

●	recalculating certain percentages, ratios and other formulae relating to the CREFI Mortgage Loans disclosed in this prospectus.

Legal Review. CREFI also reviewed and responded to a Due Diligence Questionnaire (as defined below) relating to the CREFI Mortgage Loans, which questionnaire was prepared by the Depositor’s legal counsel for use in eliciting information relating to the CREFI Mortgage Loans and including such information in this prospectus to the extent material.

Although the Due Diligence Questionnaire may be revised from time to time, it typically contains various questions regarding the CREFI Mortgage Loans, the related Mortgaged Properties, the related borrowers, sponsors and tenants, and any related additional debt. For example, the due diligence questionnaire (a “Due Diligence Questionnaire”) may seek to elicit, among other things, the following information:

●	whether any mortgage loans were originated by third party originators and the names of such originators, and whether such mortgage loans were underwritten or re-underwritten in accordance with CREFI’s (or the applicable mortgage loan seller’s) criteria;

●	whether any mortgage loans are not first liens, or have a loan-to-value ratio greater than 80%;

●	whether any mortgage loans are 30 days or more delinquent with respect to any monthly debt service payment as of the cut-off date or have been 30 days or more delinquent at any time during the 12-month period immediately preceding the cut-off date;

●	a description of any material issues with respect to any of the mortgage loans;

●	whether any mortgage loans permit, or have existing, mezzanine debt, additional debt secured by the related mortgaged properties or other material debt, and the material terms and conditions for such debt;

●	whether any mortgaged properties have additional debt that is included in another securitization transaction and information related to such other securitization transaction;

●	whether intercreditor agreements, subordination and standstill agreements or similar agreements are in place with respect to secured debt, mezzanine debt or additional debt and the terms of such agreements;

●	a list of any mortgage loans that are interest-only for their entire term or a portion of their term;

●	a list of mortgage loans that permit prepayment or defeasance (in whole or in part), or provide for yield maintenance, and the types of prepayment lock-out provisions and prepayment charges that apply;

●	whether any mortgage loans permit the release of all or a portion of the related mortgaged properties, and the material terms of any partial release, substitution and condemnation/casualty provisions;

●	a list of mortgage loans that are cross-collateralized or secured by multiple properties, or that have related borrowers with other mortgage loans in the subject securitization;

●	whether any mortgage loans have a right of first refusal or right of first offer or similar options, in favor of a tenant or any other party;

●	whether there are post-close escrows or earn-out reserves that could be used to pay down the mortgage loan, or whether there are escrows or holdbacks that have not been fully funded;

●	information regarding lockbox arrangements, grace periods, interest accrual and amortization provisions, non-recourse carveouts, and any other material provisions with respect to the mortgage loan;

●	whether the borrower or sponsor of any related borrower has been subject to bankruptcy proceedings, or has a past or present material criminal charge or record;

●	whether any borrower is not a special purpose entity;

●	whether any borrowers or sponsors of related borrowers have been subject to litigation or similar proceedings and the material terms thereof;

●	whether any borrower under a mortgage loan is affiliated with a borrower under another Mortgage Loan to be included in the issuing entity;

●	whether any of the mortgage loans is a leasehold mortgage, the terms of the related ground lease, and whether the term of the related ground lease extends at least 20 years beyond the stated loan maturity;

●	a list of any related Mortgaged Properties for which a single tenant occupies over 20% of such property, and whether there are any significant lease rollovers at a particular Mortgaged Property;

●	a list of any significant tenant concentrations or material tenant issues, e.g., dark tenants, subsidized tenants, government or student tenants, or Section 8 tenants, etc.;

●	a description of any material leasing issues at the related Mortgaged Properties;

●	whether any related Mortgaged Properties are subject to condemnation proceedings or litigation;

●	a list of related Mortgaged Properties for which a Phase I environmental site assessment has not been completed, or for which a Phase II was performed, and whether any environmental site assessment reveals any material adverse environmental condition or circumstance at any related Mortgaged Property except for those which will be remediated by the cut-off date;

●	whether there is any terrorism, earthquake, tornado, flood, fire or hurricane damage with respect to any of the related Mortgaged Properties, or whether there are any zoning issues at the Mortgaged Properties;

●	a list of Mortgaged Properties for which an engineering inspection has not been completed and whether any property inspection revealed material issues; and/or

●	general information regarding property type, condition, use, plans for renovation, etc.

CREFI also provided to origination counsel a set of mortgage loan representations and warranties substantially similar to those attached as Annex E-1 to this prospectus and requested that origination counsel identify exceptions to such representations and warranties. CREFI compiled and reviewed the draft exceptions received from origination counsel, engaged separate counsel to review the exceptions, revised the exceptions and provided them to the Depositor for inclusion on Annex E-2 to this prospectus. In addition, for each CREFI Mortgage Loan originated by CREFI or one of its affiliates, CREFI prepared and delivered to its securitization counsel for review an asset summary, which summary includes important loan terms and certain property level information obtained during the origination process. The loan terms included in each asset summary may include, without limitation, the principal amount, the interest rate, the loan term, the interest calculation method, the due date, any applicable interest-only period, any applicable amortization period, a summary of any prepayment and/or defeasance provisions, a summary of any lockbox and/or cash management provisions, a summary of any release provisions, and a summary of any requirement for the related borrower to fund up-front and/or on-going reserves. The property level information obtained during the origination process included in each asset summary may include, without limitation, a description of the related Mortgaged Property (including property type, ownership structure, use, location, size, renovations, age and physical attributes), information relating to the commercial real estate market in which the Mortgaged Property is located, information relating to the related borrower and sponsor of the related borrower, an underwriter’s assessment of strengths and risks of the loan transaction, tenant analysis, and summaries of third party reports such as appraisal, environmental and property condition reports.

For each CREFI Mortgage Loan, if any, purchased by CREFI or its affiliates from a third-party originator of such Mortgage Loan, CREFI reviewed the purchase agreement and related representations and warranties, and exceptions to those representations and warranties, made by the seller of such CREFI Mortgage Loan to CREFI or its affiliates, reviewed certain provisions of the related Mortgage Loan documents and third party reports concerning the related mortgaged property provided by the originator of such CFEFI Mortgage Loan, prepared exceptions to the representations and warranties in the Mortgage Loan Purchase Agreement based upon such review, and provided them to the Depositor for inclusion on Annex E-2 to this prospectus. With respect to any CREFI Mortgage Loan that is purchased by CREFI or its affiliates from a third party originator, the representations and warranties made by the third party originator in the related purchase agreement between CREFI or its affiliates, on the one hand, and the third party originator, on the other hand, are solely for the benefit of CREFI or its affiliates. The rights, if any, that CREFI or its affiliates may have under such purchase agreement upon a breach of such representations and warranties made by the third party originator will not be assigned to the Trustee, and the certificateholders and the Trustee will not have any recourse against the third party originator in connection with any breach of the representations and warranties made by such third party originator. As described above under “The Mortgage Loan Purchase Agreements—Cures, Repurchases and Substitutions”, the substitution or repurchase obligation of CREFI, as Mortgage Loan Seller, with respect to the CREFI Mortgage Loans under the related Mortgage Loan Purchase Agreement constitutes the sole remedy available to the Certificateholders and the Trustee for any uncured material breach of any CREFI’s representations and warranties regarding the CREFI Mortgage Loans, including any CREFI Mortgage Loan that is purchased by CREFI or its affiliates from a third party originator.

In addition, with respect to each CREFI Mortgage Loan, CREFI reviewed, and in certain cases requested that its counsel review, certain Mortgage Loan document provisions as necessary for disclosure of such provisions in this prospectus, such as property release provisions and other provisions specifically disclosed in this prospectus.

Certain Updates. Furthermore, CREFI requested the borrowers under the CREFI Mortgage Loans (or the borrowers’ respective counsel) for updates on any significant pending litigation that existed at origination. Moreover, if CREFI became aware of a significant natural disaster in the vicinity of a Mortgaged Property relating to a CREFI Mortgage Loan, CREFI requested information on the property status from the related borrower in order to confirm whether any material damage to the property had occurred.

Large Loan Summaries. Finally, CREFI prepared, and reviewed with origination counsel and/or securitization counsel, the loan summaries for those of the CREFI Mortgage Loans included in the 10 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) in the mortgage pool, and the abbreviated loan summaries for those of the CREFI Mortgage Loans included in the next 5 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) in the mortgage pool, which loan summaries and abbreviated loan summaries are incorporated in the “Structural and Collateral Term Sheet” in Annex B to this prospectus.

[Findings and Conclusions. Based on the foregoing review procedures, CREFI found and concluded that the disclosure regarding the CREFI Mortgage Loans in this prospectus is accurate in all material respects. CREFI also found and concluded that the CREFI Mortgage Loans were originated in accordance with CREFI’s origination procedures and underwriting criteria, except for any material deviations described under “—[_________]”. CREFI attributes to itself all findings and conclusions resulting from the foregoing review procedures.]

Repurchase Requests

CREFI most recently filed a Form ABS-15G on [____]. CREFI’s Central Index Key is [0001701238]. With respect to the period from and including [_______] to and including [______] CREFI does not have any activity to report as required by Rule 15Ga-1 under the Exchange Act with respect to repurchase or replacement requests in connection with breaches of representations and warranties made by it as a Sponsor of commercial mortgage securitizations.

Retained Interests in This Securitization

[Neither CREFI nor any of its affiliates will retain any certificates issued by the Issuing Entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment]. However, CREFI and/or its affiliates may own in the future certain additional Classes of Certificates. Any such party will have the right to dispose of any such Certificates at any time.] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE

(SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE CERTIFICATES HELD THAT WAS ENTERED INTO BY CREFI OR, IF KNOWN, BY AN AFFILIATE OF CREFI TO OFFSET THE RISK POSITION HELD]

For information regarding the method by which CREFI, as Sponsor, intends to comply with the United States federal credit risk retention laws and regulations applicable to it, see ” U.S. Credit Risk Retention”.

[NAMES OF OTHER SPONSORS]

[INCLUDE SIMILAR SPONSOR INFORMATION TO THAT SET FORTH ABOVE FOR CREFI]

[IF ANY SPONSOR IS REQUIRED TO REPURCHASE OR REPLACE ANY ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING THAT SPONSOR’S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

Compensation of the Sponsors

In connection with the offering and sale of the Certificates contemplated by this prospectus, the Sponsors (including affiliates of the Sponsors) will be compensated for the sale of their respective Mortgage Loans in an amount equal to the excess, if any, of:

(a)       the sum of any proceeds received from the sale of the Certificates to investors and the sale of servicing rights to [____________________] for the master servicing of the Mortgage Loans and primary servicing of certain of the Serviced Loans, over

(b)       the sum of the costs and expense of originating or acquiring the Mortgage Loans and the costs and expenses related to the issuance, offering and sale of the Certificates as described in this prospectus.

The mortgage servicing rights were sold to the Master Servicer for a price based on the value of the Servicing Fee to be paid to the Master Servicer with respect to each Mortgage Loan and the value of the right to earn income on investments on amounts held by the Master Servicer with respect to the Mortgage Loans. [The Master Servicer will also purchase the primary servicing rights for any Serviced Companion Loan.]

The Originators [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]

[IDENTIFY ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATED 10% OR MORE OF THE POOL ASSETS AND ANY ORIGINATOR(S) ORIGINATING LESS THAN 10% OF THE POOL ASSETS IF THE CUMULATIVE AMOUNT ORIGINATED BY PARTIES OTHER THAN THE SPONSORS OR THEIR AFFILIATES IS MORE THAN 10% OF THE POOL ASSETS.]

[INCLUDE ALL INFORMATION REQUIRED TO BE DISCLOSED UNDER ITEM 1110(b) OF REGULATION AB FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

    [INCLUDE UNDERWRITING CRITERIA FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

    [IF ANY ORIGINATOR IS REQUIRED TO REPURCHASE OR REPLACE A POOL ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING SUCH ORIGINATOR’S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION

COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

The Depositor

Citigroup Commercial Mortgage Securities Inc. is the depositor with respect to the Issuing Entity (in such capacity, the “Depositor”). The Depositor is a special purpose corporation incorporated in the State of Delaware on July 17, 2003 for the purpose of engaging in the business of, among other things, acquiring and depositing mortgage loans in trusts in exchange for certificates evidencing interest in such trusts and selling or otherwise distributing such certificates, in addition to other related activities. The principal executive offices of the Depositor are located at 390 Greenwich Street, New York, New York 10013. The telephone number is (212) 816-5343.

The Depositor is an indirect, wholly-owned subsidiary of Citigroup Global Markets Holdings Inc., an affiliate of CREFI, a Sponsor and an Originator, [an affiliate of [_____], the Certificate Administrator, Certificate Registrar and paying agent], and an affiliate of Citigroup Global Markets Inc., one of the underwriters.

Since the Depositor’s incorporation in 2003, it has been engaged in the securitization of commercial and multifamily mortgage loans and in acting as depositor of one or more trusts formed to issue commercial mortgage pass-through certificates that are secured by or represent interests in, pools of mortgage loans. The Depositor generally acquires the commercial and multifamily mortgage loans from CREFI or another of its affiliates or from another seller of commercial and multifamily mortgage loans, in each case in privately negotiated transactions.

The Depositor does not have, nor is it expected in the future to have, any significant assets and is not engaged in activities unrelated to the securitization of mortgage loans. The Depositor will not have any business operations other than securitizing mortgage loans and related activities.

On the Closing Date, the Depositor will acquire the Mortgage Loans from each Mortgage Loan Seller and will simultaneously transfer them, without recourse, to the Trustee for the benefit of the Certificateholders. After establishing the Issuing Entity, the Depositor will have minimal ongoing duties with respect to the Certificates and the Mortgage Loans. The Depositor’s ongoing duties will include: (i) appointing a successor Trustee or Certificate Administrator in the event of the removal of the Trustee or Certificate Administrator, (ii) paying any ongoing fees (such as surveillance fees) of the Rating Agencies, (iii) promptly delivering to the Custodian any document that comes into the Depositor’s possession that constitutes part of the Mortgage File or servicing file for any Mortgage Loan, (iv) upon discovery of a breach of any of the representations and warranties of the Master Servicer, the Special Servicer or the Operating Advisor which materially and adversely affects the interests of the Certificateholders, giving prompt written notice of such breach to the affected parties, (v) providing information in its possession with respect to the Certificates to the Certificate Administrator to the extent necessary to perform REMIC tax administration, (vi) indemnifying the Issuing Entity, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer for any loss, liability or reasonable expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred by such parties arising from the Depositor’s willful misconduct, bad faith, fraud and/or negligence in the performance of its duties contained in the Pooling and Servicing Agreement or by reason of negligent disregard of its obligations and duties under the Pooling and Servicing Agreement, (vii) signing any annual report on Form 10-K, including the required certification in Form 10-K under the Sarbanes-Oxley Act of 2002, and any distribution reports on Form 10-D and Current Reports on Form 8-K required to be filed by the Issuing Entity and (viii) mailing the notice of a succession of the Trustee or the Certificate Administrator to all Certificateholders.

Neither the Depositor nor any of its affiliates will insure or guarantee distributions on the Certificates.

The Issuing Entity

The Issuing Entity, [NAME OF ISSUING ENTITY], is a New York common law trust that will be formed on the Closing Date pursuant to the Pooling and Servicing Agreement. The only activities that the Issuing Entity may perform are those set forth in the Pooling and Servicing Agreement, which are generally limited to owning and administering the Mortgage Loans and any REO Property, disposing of Defaulted Mortgage Loans and REO Property, issuing the Certificates, making distributions, providing reports to certificateholders and other activities described in this prospectus. Accordingly, the Issuing Entity may not issue securities other than the Certificates, or invest in securities, other than investing of funds in the Collection Account and other accounts maintained under the Pooling and Servicing Agreement in certain short-term high-quality investments. The Issuing Entity may not lend or borrow money, except that the Master Servicer and the Trustee may make advances of delinquent monthly debt service payments to the Issuing Entity, and the Master Servicer, the Special Servicer and the Trustee may make servicing advances, to the Issuing Entity, but in each case only to the extent it deems such advances to be recoverable from the related Mortgage Loan; such advances are intended to provide liquidity, rather than credit support. The Pooling and Servicing Agreement may be amended as set forth under “The Pooling and Servicing Agreement—Amendment”. The Issuing Entity administers the Mortgage Loans through the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer, except that any Outside Serviced Mortgage Loan is being serviced and administered pursuant to the Outside Servicing Agreement. A discussion of the duties of the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer and the Operating Advisor, including any discretionary activities performed by each of them, is set forth under “—The Trustee,” “—The Certificate Administrator,” “—Servicers—The Master Servicer”, “—Servicers—The Special Servicer,” “—Servicers—The Outside Servicers and the Outside Special Servicers,” “—The Operating Advisor,” “Description of the Certificates” and “The Pooling and Servicing Agreement”.

The only assets of the Issuing Entity other than the Mortgage Loans and any REO Properties (and, with respect to a Loan Combination, solely the Issuing Entity’s interest in any REO property acquired with respect to such Loan Combination pursuant to the Pooling and Servicing Agreement or the Outside Servicing Agreement, as applicable) are the Distribution Account and other accounts maintained pursuant to the Pooling and Servicing Agreement and the short-term investments in which funds in the Distribution Account and other accounts are invested. The Issuing Entity has no present liabilities, but has potential liability relating to ownership of the Mortgage Loans and any REO Properties (and, with respect to a Loan Combination, solely the Issuing Entity’s interest in any REO property acquired with respect to such Loan Combination pursuant to the Pooling and Servicing Agreement or the Outside Servicing Agreement, as applicable), and the other activities described in this prospectus, and indemnity obligations to the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer and various related persons. The fiscal year of the Issuing Entity is the calendar year. The Issuing Entity has no executive officers or board of directors and acts through the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer.

The Depositor will be contributing the Mortgage Loans to the Issuing Entity. The Depositor will be purchasing the Mortgage Loans from the Sponsors, as described under “The Mortgage Loan Purchase Agreements—Sale of Mortgage Loans; Mortgage File Delivery” and “—Cures, Repurchases and Substitutions”.

Since the Issuing Entity is a common law trust, it may not be eligible for relief under the federal bankruptcy laws, unless it can be characterized as a “business trust” for purposes of the federal bankruptcy laws. Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether or not the trust would be characterized as a “business trust”.

The Trustee

[_____________] will act as trustee (in such capacity, the “Trustee”) [and custodian (in such capacity, the “Custodian”)] under the Pooling and Servicing Agreement.

[DISCLOSURE TO BE ADDED REGARDING THE TRUSTEE AND A DESCRIPTION OF TRUSTEE’S EXPERIENCE SERVING AS A TRUSTEE FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109] [ADD DISCLOSURE REGARDING CUSTODIAL FUNCTIONS IF APPLICABLE]

The parties to this transaction may maintain banking and other commercial relationships with [______] and its affiliates.

[[_____] will also act as custodian of the mortgage files pursuant to the Pooling and Servicing Agreement. [____] and its affiliates have performed this custodial role in numerous mortgage-backed transactions since [____]. [____] will maintain the mortgage files in secure, fire-resistant facilities. [____] will not physically segregate the mortgage files from other mortgage files in [____]’s custody but will keep them in shared facilities. However, [____]’s proprietary document tracking system will show the location within [____]’s facilities of each mortgage file and will show that the Mortgage Loan documents are held on behalf of the Issuing Entity.]

[[________] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_________] does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as Trustee.] [There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

The responsibilities of the Trustee are set forth in the Pooling and Servicing Agreement. A discussion of the role of the Trustee and its continuing duties, including: 1) any actions required by the Trustee, including whether notices are required to investors, rating agencies or other third parties, upon an event of default, potential event of default (and how defined) or other breach of a transaction covenant and any required percentage of a class or classes of asset-backed securities that is needed to require the Trustee to take action, 2) limitations on the Trustee’s liability under the transaction agreements regarding the asset-backed securities transaction, 3) any indemnification provisions that entitle the Trustee to be indemnified from the cash flow that otherwise would be used to pay the asset-backed securities, and 4) any contractual provisions or understandings regarding the Trustee’s removal, replacement or resignation, as well as how the expenses associated with changing from one Trustee to another Trustee will be paid, is set forth in this prospectus under “The Pooling and Servicing Agreement”. In its capacity as Trustee on commercial mortgage loan securitizations, [_______] and its affiliates are generally required to make an advance if the related servicer or Special Servicer fails to make a required advance. See “The Pooling and Servicing Agreement—Advances”.

For a description of any material affiliations, relationships and related transactions between the Trustee and the other transaction parties, see “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” below.

The Trustee will only be liable under the Pooling and Servicing Agreement to the extent of the obligations specifically imposed by the Pooling and Servicing Agreement. For further information regarding the duties, responsibilities, rights and obligations of the Trustee under the Pooling and Servicing Agreement, including those related to indemnification, see “The Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.  Certain terms of the Pooling and Servicing Agreement regarding the Trustee’s removal, replacement or resignation are described under “The Pooling and Servicing Agreement—Qualification, Resignation and Removal of the Trustee and the Certificate Administrator”.

The foregoing information concerning the Trustee has been provided by [____].

The Certificate Administrator

[_________] will act as the certificate administrator (in such capacity, the “Certificate Administrator”) [and custodian (in such capacity, the “Custodian”)] under the Pooling and Servicing Agreement. The Certificate Administrator will also be the REMIC administrator and the 17g-5 Information Provider under the Pooling and Servicing Agreement.

[DISCLOSURE TO BE ADDED REGARDING THE CERTIFICATE ADMINISTRATOR AND DESCRIPTION OF CERTIFICATE ADMINISTRATOR’S EXPERIENCE SERVING AS A CERTIFICATE ADMINISTRATOR FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109 OF REGULATION AB II] [ADD APPLICABLE DISCLOSURE IF ALSO ACTING AS CUSTODIAN]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

Pursuant to the Pooling and Servicing Agreement, the Certificate Administrator is responsible for securities administration, which includes pool performance calculations, distribution calculations and related distributions to Certificateholders and the preparation of monthly Distribution Date statements. The Certificate Administrator is also responsible for the preparation and filing of all REMIC and grantor trust tax returns on behalf of the trust REMICs and any grantor trust and, to the extent required under the Pooling and Servicing Agreement, the preparation of monthly reports on Form 10-D, certain Current Reports on Form 8-K and Annual Reports on Form 10-K that are required to be filed with the SEC on behalf of the Issuing Entity.

For a description of any material affiliations, relationships and related transactions between the Certificate Administrator and the other transaction parties, see “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The Certificate Administrator will only be liable under the Pooling and Servicing Agreement to the extent of the obligations specifically imposed by the Pooling and Servicing Agreement.  For further information regarding the duties, responsibilities, rights and obligations of the Certificate Administrator under the Pooling and Servicing Agreement, including those related to indemnification, see “The Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.  Certain terms of the Pooling and Servicing Agreement regarding the Certificate Administrator’s removal, replacement or resignation are described under “The Pooling and Servicing Agreement—Qualification, Resignation and Removal of the Trustee and the Certificate Administrator”. The information set forth under this heading “—The Certificate Administrator” has been provided by [_____]. [_____] is providing such information at the Depositor’s request to assist it with the preparation of this prospectus.

Servicers

General

Each of the Master Servicer (directly or through one or more sub-servicers (which includes the primary servicers)) and the Special Servicer will be required to service and administer the Serviced Loans for which it is responsible as described under “The Pooling and Servicing Agreement—Servicing of the Mortgage Loans”.

The Master Servicer

[______] will act as the master servicer for all of the Mortgage Loans to be deposited into the Issuing Entity (in such capacity, the “Master Servicer”).

[DISCLOSURE TO BE ADDED REGARDING THE MASTER SERVICER AND DESCRIPTION OF THE MASTER SERVICER’S EXPERIENCE SERVING AS A MASTER SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

There are no legal proceedings pending against [_____], or to which any property of [____] is subject, that are material to the Certificateholders, nor does [____] have actual knowledge of any proceedings of this type contemplated by governmental authorities.

For a description of any material affiliations, relationships and related transactions between the Master Servicer and the other transaction parties, see “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The Master Servicer will have various duties under the Pooling and Servicing Agreement. Certain duties and obligations of the Master Servicer are described under “The Pooling and Servicing Agreement—General” and “—Enforcement of Due-On-Sale and Due-On-Encumbrance Clauses”. The Master Servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Outside Serviced Mortgage Loan), and the effect of that ability on the potential cash flows from such Mortgage Loans, are described under “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Modifications, Waivers and Amendments”. The Master Servicer’s obligations as the servicer to make advances, and the interest or other fees charged for those advances and the terms of the Master Servicer’s recovery of those advances, are described under “The Pooling and Servicing Agreement—Advances”.

The Master Servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Serviced Companion Loans. On occasion, the Master Servicer may have custody of certain of such documents as are necessary for enforcement actions involving the Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent Master Servicer performs custodial functions as a servicer, documents will be maintained in a manner consistent with the Servicing Standard.

Certain terms of the Pooling and Servicing Agreement regarding the Master Servicer’s removal or replacement, or resignation are described under “The Pooling and Servicing Agreement—Resignation of the

Master Servicer, the Special Servicer and the Operating Advisor”, “—Servicer Termination Events”, “—Rights Upon Servicer Termination Event” and “—Waivers of Servicer Termination Events”.

The Master Servicer will only be liable under the Pooling and Servicing Agreement to the extent of the obligations specifically imposed by the Pooling and Servicing Agreement. The Master Servicer’s rights and obligations with respect to indemnification, and certain limitations on the Master Servicer’s liability under the Pooling and Servicing Agreement, are described under “The Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.

[Neither the Master Servicer nor any of its affiliates intends to retain any certificates issued by the Issuing Entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment] [IF APPLICABLE, DESCRIBE ANY RIGHT TO RETAIN A PORTION OF THE MASTER SERVICING FEE EVEN IF THE MASTER SERVICER IS NO LONGER ACTING IN THAT CAPACITY] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The foregoing information regarding [_____] under the heading “—Servicers—The Master Servicer” has been provided by [_____].

The Special Servicer

[___] will initially be appointed to act as the special servicer (in such capacity, the “Special Servicer”) under the Pooling and Servicing Agreement. In such capacity, the Special Servicer will be responsible for the servicing and administration of the Specially Serviced Loans and REO Properties pursuant to the Pooling and Servicing Agreement.

[DISCLOSURE TO BE ADDED REGARDING THE SPECIAL SERVICER AND DESCRIPTION OF THE MASTER SERVICER’S EXPERIENCE SERVING AS A SPECIAL SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB

There are currently no legal proceedings pending; and no legal proceedings known to be contemplated by governmental authorities, against [_____] or of which any of its property is the subject, which is material to the Certificateholders. [_____] is not an affiliate of the Depositor, the Sponsors, the Issuing Entity, the Master Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or any Originator of any of the Mortgage Loans identified in this prospectus.

[____] is an affiliate of the entity expected to purchase the [SPECIFIC CLASSES] certificates (and may purchase certain other classes of certificates) and be appointed as the initial Controlling Class Representative. For a description of any other material affiliations, relationships and related transactions between the Special Servicer and the other transaction parties, see “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

Certain duties and obligations of the Special Servicer and the provisions of the Pooling and Servicing Agreement are described under “The Pooling and Servicing Agreement—Servicing of the Mortgage Loans”, “—Enforcement of Due-On-Sale and Due-On-Encumbrance Clauses”, “—Inspections”, and “—Appraisal Reduction Amounts”. The Special Servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans and the potential effect of that ability on the potential cash flows from the Mortgage Loans are described under “The Pooling and Servicing Agreement—Realization Upon Mortgage Loans—Modifications, Waivers and Amendments”.

The Special Servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Serviced Companion Loans. The Special Servicer may from time to time have custody of certain of such documents as necessary for enforcement actions involving particular Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent that the Special Servicer has custody of any such documents for any such servicing purposes, such documents will be maintained in a manner consistent with the Servicing Standard.

The Special Servicer will not have any material advancing rights or obligations. In certain instances, the Special Servicer may have the right or be obligated to make property related servicing advances in emergency situations.

[The Special Servicer may be terminated, with respect to the Mortgage Loans serviced under the Pooling and Servicing Agreement (other than any Serviced Outside Controlled Loan Combination), without cause by (i) the applicable Certificateholders (if a Control Termination Event has occurred and is continuing) and (ii) the Controlling Class Representative (if a Control Termination Event does not exist). The Special Servicer may be removed and replaced with respect to a Serviced Outside Controlled Loan Combination, with or without cause at any time, at the direction of the related Outside Controlling Note Holder.]

The Special Servicer may resign under the Pooling and Servicing Agreement as described under “The Pooling and Servicing Agreement—Resignation of the Master Servicer, the Special Servicer and the Operating Advisor”.

The Special Servicer and various related persons and entities will be entitled to be indemnified by the Issuing Entity for certain losses and liabilities incurred by the Special Servicer as described under “The Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.

[Neither the Special Servicer nor any of its affiliates intends to retain any certificates issued by the Issuing Entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment] [TO THE EXTENT APPLICABLE, DISCLOSURE TO BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The foregoing information regarding [_______] under the heading “—Servicers—The Special Servicer” has been provided by [______].

The Outside Servicers and the Outside Special Servicers

[DISCLOSURE TO BE ADDED IF OUTSIDE SERVICED MASTER SERVICER OR OUTSIDE SERVICED SPECIAL SERVICER SERVICES ANY OUTSIDE SERVICED MORTGAGE LOAN(S) IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED OUTSIDE SERVICED MASTER SERVICER OR SPECIAL SERVICER TO THE EXTENT REQUIRED UNDER ITEM 1108 OF REGULATION AB]

[[___] is the Master Servicer of the Outside Serviced Loan Combination under the pooling and servicing agreement related to the [NAME OF OUTSIDE SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

[[___] is the Special Servicer of the Outside Serviced Loan Combination under the pooling and servicing agreement related to the [NAME OF OUTSIDE SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

[The role and responsibilities of the Master Servicer with respect to the Outside Serviced Loan Combination are similar to those of the Master Servicer of the Mortgage Loans (other than Outside Serviced Mortgage Loans) under the Pooling and Servicing Agreement, and are further summarized in this prospectus under “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loan”.]

[The role and responsibilities of the Special Servicer with respect to the Outside Serviced Loan Combination are similar to those of the Special Servicer of the Mortgage Loans (other than Outside Serviced Mortgage Loans) under the Pooling and Servicing Agreement, and are further summarized in this prospectus under “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loan”.]

[PROVIDE INFORMATION SIMILAR TO THE ABOVE FOR THE MASTER SERVICER OR SPECIAL SERVICER, AS APPLICABLE]

The foregoing information regarding the [_______] Servicer and the [_______] Special Servicer set forth in this section “—Servicers—The Outside Servicers and the Outside Special Servicers” has been provided by [______].

[OTHER SERVICERS]

[TO THE EXTENT APPLICABLE, PROVIDE DISCLOSURE REGARDING OTHER APPLICABLE SERVICERS SUCH AS PRIMARY SERVICERS OR SUB-SERVICERS TO THE EXTENT REQUIRED UNDER ITEM 1108 OF REGULATION AB]

The Operating Advisor

[_____] (“[____]”), a [_____], will act as operating advisor (in such capacity, the “Operating Advisor”) under the Pooling and Servicing Agreement. The Operating Advisor will have certain review and consultation duties with respect to activities of the Special Servicer.

[DISCLOSURE TO BE ADDED REGARDING THE OPERATING ADVISOR AND A DESCRIPTION OF OPERATING ADVISOR’S EXPERIENCE SERVING AS AN OPERATING ADVISOR FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the Operating Advisor and the other transaction parties, see “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The foregoing information under this heading has been provided by [________].

Certain terms of the Pooling and Servicing Agreement regarding the Operating Advisor’s removal, replacement, resignation or transfer are described under “The Pooling and Servicing Agreement—Resignation of the Master Servicer, the Special Servicer and the Operating Advisor” and “—Operating Advisor”.

The Operating Advisor will only be liable under the Pooling and Servicing Agreement to the extent of the obligations specifically imposed by the Pooling and Servicing Agreement.  Certain limitations on the Operating Advisor’s liability under the Pooling and Servicing Agreement are described under “The Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.

For further information regarding the rights and obligations of the Operating Advisor under the Pooling and Servicing Agreement, see “The Pooling and Servicing Agreement—Operating Advisor”.

[DISCLOSURE TO BE ADDED DESCRIBING HOW THE OPERATING ADVISOR SATISFIES THE REQUIREMENTS OF “ELIGIBLE OPERATING ADVISOR”]

The Asset Representations Reviewer

[_____] (“[____]”), a [_____], will act as asset representations reviewer (in such capacity, the “Asset Representations Reviewer”) under the Pooling and Servicing Agreement. The Asset Representations Reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of Certificateholders vote to direct a review of such delinquent mortgage loans.  [IN CONNECTION WITH ANY SERVICED LOAN COMBINATION, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER MAY BE DELEGATED THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE SERVICED COMPANION LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THAT POOLING AND SERVICING AGREEMENT, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY CREATED UNDER THAT POOLING AND SERVICING AGREEMENT. ALSO, IN CONNECTION WITH ANY  OUTSIDE SERVICED LOAN COMBINATION, ADD DISCLOSURE REGARDING

CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER IS REQUIRED TO DELEGATE TO THE ASSET REPRESENTATIONS REVIEWER APPOINTED UNDER THE OUTSIDE SERVICED POOLING AND SERVICING AGREEMENT THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE OUTSIDE SERVICED MORTGAGE LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THE POOLING AND SERVICING AGREEMENT FOR THIS TRANSACTION, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY FOR THIS TRANSACTION.]

[DISCLOSURE TO BE ADDED REGARDING THE ASSET REPRESENTATIONS REVIEWER AND A DESCRIPTION OF ASSET REPRESENTATIONS REVIEWER’S EXPERIENCE SERVING AS AN ASSET REVIEWER FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the Asset Representations Reviewer and the other transaction parties, see “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The Asset Representations Reviewer will only be liable under the Pooling and Servicing Agreement to the extent of the obligations specifically imposed by the Pooling and Servicing Agreement, and no implied duties or obligations may be asserted against the Asset Representations Reviewer.  [DESCRIBE ANY LIMITATIONS ON THE ASSET REPRESENTATIONS REVIEWER’S LIABILITY UNDER THE POOLING AND SERVICING AGREEMENT]

For further information regarding the duties, responsibilities, rights and obligations of the Asset Representations Reviewer under the Pooling and Servicing Agreement, including those related to indemnification, see “The Pooling and Servicing Agreement—The Asset Representations Reviewer” and “—Limitation on Liability; Indemnification”. Certain terms of the Pooling and Servicing Agreement regarding the Asset Representations Reviewer’s removal, replacement, resignation or transfer are described under “The Pooling and Servicing Agreement—The Asset Representations Reviewer”.

The foregoing information under this heading “—The Asset Representations Reviewer” has been provided by [_________].

Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties

Transaction Party and Related Party Affiliations:

The Depositor and its affiliates are playing several roles in this transaction. The Depositor is an affiliate of [CREFI, a Sponsor and an Originator, Citigroup Global Markets Inc., one of the underwriters, [and [________], the Certificate Administrator, Certificate Registrar and paying agent]].

[____], a Sponsor and an Originator, [____], an Originator, and [________________], one of the underwriters, are affiliated with each other.

[_____________], the Trustee, is also the [_______] Trustee and as such is the mortgagee of record and custodian with respect to the [_____________] Mortgage Loan and the [_____________] Mortgage Loan.

Warehouse Financing Arrangements:

[DISCLOSE ANY FINANCING ARRANGEMENTS REGARDING THE MORTGAGE LOANS TO BE CONTRIBUTED TO THIS TRANSACTION OR SIMILAR ARRANGEMENTS]

Interim Servicing Arrangements:

Pursuant to certain interim servicing agreements between [_________], which is the Master Servicer, and each of the entities indicated below, Wells Fargo acts as interim servicer with respect to:

●	[DISCLOSE INTERIM SERVICING ARRANGEMENTS WITH RESPECT TO THE MORTGAGE LOANS TO BE CONTRIBUTED TO THIS TRANSACTION]

Pursuant to an interim servicing agreement between [______], the [_______] Servicer and the [_______] Special Servicer, and [____], a Sponsor and an Originator, and certain of its affiliates, [_____] acts as interim servicer with respect to all of the Mortgage Loans to be contributed to this securitization transaction by [____].

Interim and Other Custodial Arrangements:

[DISCLOSE INTERIM CUSTODIAL ARRANGEMENTS WITH RESPECT TO THE MORTGAGE LOANS TO BE CONTRIBUTED TO THIS TRANSACTION]

Loan Combination and Mezzanine Loan Arrangements:

[DISCLOSE ANY HOLDERS OF MEZZANINE DEBT THAT ARE RELATED TO THIS SECURITIZATION] See “Description of the Mortgage Pool—Additional Indebtedness”. In exercising its rights, the mezzanine lender has no obligation to consider the interests of, or the impact of the exercise of such rights upon, the Issuing Entity or the Certificateholders.

[DISCLOSE ANY HOLDERS OF COMPANION LOANS THAT ARE RELATED TO THIS SECURITIZATION] [____], an Originator and a Sponsor, or an affiliate thereof will, as of the date of initial issuance of the Offered Certificates, hold one of the [_____________] Companion Loans and one of the [_____________] Companion Loans, but is expected to transfer each such Companion Loan to one or more future commercial mortgage securitization transactions.

Other Arrangements:

The Master Servicer will enter into one or more agreements with the Sponsors to purchase the master servicing rights to the Mortgage Loans and/or the right to be appointed as the Master Servicer with respect to such Mortgage Loans and to purchase the primary servicing rights to certain of the Serviced Loans.

[___________] (or its affiliate), the initial controlling class representative under the [_______] Pooling and Servicing Agreement, engaged [________] as an independent contractor to conduct due diligence with respect to each of the [_____________] Loan Combination and the [_____________] Loan Combination.

[__________], or its affiliate, the initial controlling class representative under the [____] Pooling and Servicing Agreement, engaged [____] as an independent contractor to conduct due diligence with respect to the [_____________] Loan Combination.

[DISCLOSE ANY OTHER ARRANGEMENTS IN ACCORDANCE WITH ITEM 1119 OF REGULATION AB]

These roles and other potential relationships may give rise to conflicts of interest as further described under “Risk Factors—Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned with Your Interests” and “—Other Potential Conflicts of Interest May Affect Your Investment”.

U.S. CREDIT RISK RETENTION

General

[DISCLOSURE TO BE ADDED IF A PORTION OF THE REQUIRED CREDIT RISK RETENTION IS INTENDED TO BE HELD BY AN ORIGINATOR:

[RETAINING SPONSOR] is expected to offset a portion of its risk retention requirements by the portion of the VRR Interest acquired on the Closing Date and retained by [NAME OF 20% ORIGINATOR], as originator of the [_____] Mortgage Loans, which portion of the VRR Interest will have an initial Certificate Balance equal to approximately $[____], representing approximately [INSERT NUMBER AT LEAST 20%] (by Certificate Balance) of the entire VRR Interest as of the Closing Date; and [NAME OF 20% ORIGINATOR] originated approximately [INSERT NUMBER 20% OR GREATER] of the Initial Pool Balance, which is equal to at least 20% of the Initial

Pool Balance and is equal to its percentage ownership of the aggregate Certificate Balance of the entire VRR Interest as of the Closing Date, in accordance with Rule 11(a)(1) of Regulation RR.]

[DISCLOSURE TO BE ADDED IF THE SPONSOR INTENDS TO RETAIN A HORIZONTAL INTEREST IN THE TRANSACTION:]

[We expect that [RETAINING SPONSOR] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR] will acquire [in the aggregate] the Certificates identified in the table below (collectively, the “HRR Certificates”)]:

Class of Certificates	[Estimated Range of] Percentages of Certificate Balances of Retained Certificates and Their Fair Values(1)
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

(1)	The fair value of the applicable Certificate Balance of the indicated class of Certificates expressed as a percentage of the fair value of all of the Certificates issued by the Issuing Entity. For a description of the manner in which the Sponsor determined the fair value of the Certificates, see “—Determination of Amount of Required Credit Risk Retention”.

The aggregate fair value of the Certificates identified in the above table is equal to or greater than 5% of the aggregate fair value of all the Certificates issued by Issuing Entity. [[NAME OF ORIGINATOR] is expected to purchase $[_______] Certificate Balance of the Class [__] Certificates identified in the table above [for cash on the Closing Date][through a reduction in the price received by [______] from the Depositor for the Mortgage Loans sold by [_________] to the Depositor on the Closing Date] in the amount of $[________].]] For a description of the material terms of the classes of Certificates identified in the table above, see “Description of the Certificates”.

[DISCLOSURE TO BE ADDED IF THE SPONSOR INTENDS TO RETAIN A VERTICAL INTEREST IN THE TRANSACTION:]

[[RETAINING SPONSOR] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the Certificates identified in the table below (collectively, the “VRR Interest”)]:

Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

(1)	Represents [5]% of each class of Certificates issued by the Issuing Entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

For a description of the material terms of the classes of Certificates identified in the table above, see “Description of the Certificates”. [[NAME OF ORIGINATOR] is expected to purchase the Certificates identified in the table above as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the Depositor for the Mortgage Loans sold by it to the Depositor on the Closing Date] in the amount of $[________].]]

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A COMBINATION OF A VERTICAL INTEREST AND A HORIZONTAL INTEREST:]

[[RETAINING SPONSOR] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the Certificates identified in the table below]:

Vertical Interest:

Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

(1)	Represents [__]% of each class of Certificates issued by the Issuing Entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

Horizontal Interest:

Class of Certificates	[Estimated Range of] Fair Value of Certificate Balance(1)
Class [__]	N/A
Class [__]	N/A
Class [__]	N/A
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

(1)	The fair value of the applicable Certificate Balance of the indicated class of Certificates expressed as a percentage of the fair value of all of the Certificates issued by the Issuing Entity. For a description of the manner in which the Sponsor determined the fair value of the Certificates, see “—Determination of Amount of Required Credit Risk Retention”. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED HORIZONTAL CREDIT RISK RETENTION.]

[The aggregate fair value of the Class [__] and Class [__] Certificates (collectively, the “HRR Certificates”) identified in the above table entitled “Horizontal Interest” is equal to [__]% of the aggregate fair value of all Certificates issued by Issuing Entity. The aggregate Certificate Balance of the Class [__] and Class [__] Certificates (collectively, the “VRR Interest”) identified in the above table entitled “Vertical Interest” is equal to [__]% of the aggregate Certificate Balance of all Certificates issued by Issuing Entity.  [[NAME OF ORIGINATOR] is expected to purchase the Certificates identified in the [two] prior tables as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the Depositor for the Mortgage Loans sold by it to the Depositor on the Closing Date] in the amount of $[________].]]  For a description of the material terms of the classes of Certificates identified in the table above, see “Description of the Certificates”.

[INCLUDE FOR TRANSACTIONS THAT SATISFY CREDIT RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER:]

[[NAME AND FORM OF ORGANIZATION OF THIRD PARTY PURCHASER] (the “Retaining Third Party Purchaser ”) is expected to purchase the Certificates identified in the table below (collectively, the “HRR Certificates”).  [NAME OF THIRD PARTY PURCHASER] has been an investor in commercial mortgage-backed securities for [__] years and has been the purchaser of the most subordinated class or classes of securities in [__] separate CMBS transactions representing $[___] (by aggregate initial principal balance).  [DISCLOSURE TO BE ADDED AS TO ANY OTHER INFORMATION REGARDING THE THIRD–PARTY PURCHASER THAT IS MATERIAL TO INVESTORS IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR SECURITIZATION TRANSACTION, INCLUDING A DESCRIPTION OF THE COLLATERAL REVIEW PERFORMED BY THE THIRD PARTY PURCHASER]

Class of Certificates	Certificate Balance(1)	[Estimated Range of] Certificate Balances of [Third Party	[Estimated Range of] Certificate Balances of Sponsor’s	Purchase Price ($)

		Purchaser’s] Retained Certificates and Their Fair Values(2)	Required Retained Certificates and Their Fair Values(3)
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]

(1)	Represents [__]% of each class of Certificates issued by the Issuing Entity.[THE FOREGOING % REPRESENTS 5% MINUS THE % OF HORIZONTAL RISK RETENTION BEING PURCHASED BY THE THIRD PARTY PURCHASER] [If one or more 20% originators purchases a portion of the total Certificate Balance of the indicated classes of Certificates, a separate Certificate Balance column will be included for each entity purchasing a portion of the total required credit risk retention.]

(2)	The fair value of the applicable Certificate Balance of the indicated class of Certificates expressed as a percentage of the fair value of all of the Certificates issued by the Issuing Entity. For a description of the manner in which the Sponsor determined the fair value of the Certificates, see “—Determination of Amount of Required Credit Risk Retention”.

(3)	The fair value of the applicable Certificate Balance of the indicated class of Certificates expressed as a percentage of the fair value of all of the Certificates issued by the Issuing Entity. For a description of the manner in which the Sponsor determined the fair value of the Certificates, see “—Determination of Amount of Required Credit Risk Retention”.

The aggregate fair value of the Certificate Balance of the classes of Certificates in the above table is equal to [5]% of the fair value of the aggregate Certificate Balance of all of the classes of Certificates issued by the Issuing Entity.

[[PRELIMINARY PROSPECTUS ONLY:] The Retaining Sponsor estimates that, if it had relied on retaining an “eligible horizontal residual interest” in order to meet the credit risk retention requirements of Regulation RR with respect to this securitization transaction, it would have retained an eligible horizontal residual interest with an aggregate fair value dollar amount [falling within a range] of approximately $[_______] [to $[_______]], representing 5% of the aggregate fair value, as of the Closing Date, of all of the ABS Interests issued by the Issuing Entity.]

[[FINAL PROSPECTUS ONLY:] The aggregate fair value, as of the Closing Date, of the HRR Certificates will be equal to approximately $[____], representing approximately [___]% of the aggregate fair value, as of the Closing Date, of all Certificates (other than the Class R Certificates) issued by the Issuing Entity. The aggregate fair value, as of the Closing Date, of all the Certificates (other than the Class R Certificates) will be approximately $[____]. The fair values referenced in the preceding two sentences are based on actual prices and final tranche sizes as of the Closing Date for each Class of Certificates (other than the Class R Certificates).

The aggregate fair value, as of the Closing Date, of the HRR Certificates that the sponsor would be required to retain in order to meet the credit risk retention requirements of Regulation RR with respect to this securitization transaction is approximately $[____], representing [__]% of the aggregate fair value, as of the Closing Date, of all of the Certificates (other than the Class R Certificates) issued by the Issuing Entity.]]

[IN THE EVENT THAT THE SPONSORS SATISFY THEIR CREDIT RISK RETENTION OBLIGATIONS THROUGH A COMBINATION OF HORIZONTAL RETENTION, VERTICAL RETENTION AND THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER, THE INFORMATION IN THE INDICATED SECTIONS ABOVE WILL BE PROVIDED AS REQUIRED.]

The Retaining Sponsor, [NAMES OF 20% ORIGINATORS] and the Retaining Third Party Purchaser are collectively referred to herein as the “Retaining Parties ”.

[INCLUDE THE FOLLOWING “QUALIFYING CRE LOANS” SECTION FOR ALL TRANSACTIONS SUBJECT TO THE CREDIT RISK RETENTION RULES:]

[Qualifying CRE Loans

IF APPLICABLE, DISCLOSURE WILL INCLUDE (1) A DESCRIPTION OF THE MANNER IN WHICH THE SPONSOR DETERMINED THE AGGREGATE RISK RETENTION REQUIREMENT AFTER INCLUDING QUALIFYING CRE LOANS AND (2) DESCRIPTIONS OF THE QUALIFYING CRE LOANS AND DESCRIPTIONS OF THE MORTGAGE LOANS THAT ARE NOT QUALIFYING CRE LOANS, AND (3) THE MATERIAL DIFFERENCES BETWEEN THE TWO GROUPS OF LOANS WITH RESPECT TO COMPOSITION OF EACH

GROUP’S LOAN BALANCES, LOAN TERMS, INTEREST RATES, BORROWER CREDIT INFORMATION, AND CHARACTERISTICS OF ANY LOAN COLLATERAL.]

[The Retaining Parties have determined that [__]% of the Initial Pool Balance (the “Qualifying CRE Loan Percentage”) is comprised of Mortgage Loans that are Qualifying CRE Loans under Regulation RR of the Securities Act.  See Annex A for the identity of Mortgage Loans that are Qualifying CRE Loans and those that are Non-Qualifying CRE Loans.]

[The total required credit risk retention percentage (the “Required Credit Risk Retention Percentage”) for this transaction is [__]%.  The Required Credit Risk Retention Percentage is equal to the product of (i) 1 minus the Qualifying CRE Loan Percentage and (ii) 5%, subject to a minimum Required Credit Risk Retention Percentage of 2.50% if the Issuing Entity includes any non-qualifying CRE loans.  [IF MORE THAN 50% OF THE MORTGAGE LOANS ARE QUALIFYING CRE LOANS, THE QUALIFYING CRE LOAN PERCENTAGE WILL EQUAL 50%]]

[The table below presents the material characteristics of the Qualifying CRE Loans and the corresponding characteristics for each Non-Qualifying CRE Loans that did not satisfy the applicable underwriting standard under Regulation RR.]

Underwriting Standard for Qualifying CRE Loans	Qualified CRE Loans	Non-Qualified CRE Loans

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB]]

[INCLUDE THE FOLLOWING “THE VRR INTEREST” SECTION FOR TRANSACTIONS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST:]

[The VRR Interest

Material Terms of the VRR Interest

General

The right to payment of holders of the VRR Interest is pro rata and pari passu with the right to payment of holders of the Non-Vertically Retained Regular Certificates (as a collective whole). On each Distribution Date, the portion of Aggregate Available Funds allocable to: (a) the VRR Interest will be the product of such Aggregate Available Funds multiplied by the Vertically Retained Percentage; and (b) the Non-Vertically Retained Certificates will be the product of such Aggregate Available Funds multiplied by the Non-Vertically Retained Percentage. In addition, any losses incurred on the Mortgage Loans will be allocated between the VRR Interest, on the one hand, and the Non-Vertically Retained Principal Balance Certificates, on the other hand, pro rata in accordance with the Vertically Retained Percentage and the Non-Vertically Retained Percentage, respectively.

VRR Available Funds

The amount available for distribution of interest and principal to the holders of the VRR Interest on each Distribution Date will, in general, equal the Vertically Retained Percentage of the Aggregate Available Funds (described under “Description of the Certificates—Distributions—Available Funds”) for such Distribution Date (such amount, the “VRR Available Funds”).

Allocation of VRR Realized Losses

In addition, on each Distribution Date, any VRR Realized Losses will be allocated to the VRR Interest; and, in connection therewith, the Certificate Balance of the VRR Interest will be reduced without distribution, as a write-off, to the extent of such VRR Realized Loss.

The “VRR Realized Loss”, with respect to each Distribution Date, is the amount, if any, by which (i) the product of (A) the Vertically Retained Percentage and (B) the aggregate Stated Principal Balance (for purposes of this calculation, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the Master Servicer, the Special Servicer or the Trustee from general collections of principal on the Mortgage Loans for Workout- Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Mortgage Loans, expected to be outstanding immediately following that Distribution Date, is less than (ii) the then aggregate Certificate Balance of the VRR Interest after giving effect to distributions of principal on that Distribution Date.

In the event that VRR Realized Losses previously allocated to the VRR Interest in reduction of its Certificate Balance are recovered subsequent to such Certificate Balance being reduced to zero, holders of the VRR Interest may receive distributions in respect of such recoveries (with interest) in accordance with the distribution priorities described under “—The VRR Interest—Material Terms of the VRR Interest—Priority of Distributions on the VRR Interest” below.

Priority of Distributions on the VRR Interest

On each Distribution Date, for so long as the aggregate Certificate Balance of the VRR Interest has not been reduced to zero, the Certificate Administrator is required to apply amounts on deposit in the Distribution Account for distribution to the VRR Interest, to the extent of the VRR Available Funds, in the following order of priority:

First, to the VRR Interest, in respect of interest, up to an amount equal to the VRR Interest Distribution Amount for such Distribution Date;

Second, to the VRR Interest, in reduction of the Certificate Balance thereof, up to an amount equal to the VRR Principal Distribution Amount for such Distribution Date, until the Certificate Balance of the VRR Interest has been reduced to zero; and

Third, to reimburse (with interest) prior write-offs of the Certificate Balance of the VRR Interest, up to an amount equal to the unreimbursed VRR Realized Losses previously allocated to the VRR Interest, plus interest in an amount equal to the VRR Realized Loss Interest Distribution Amount for such Distribution Date.

provided, however, that to the extent any VRR Available Funds remain in the Distribution Account after applying amounts as set forth in clauses First through Third above, any such amounts will be disbursed to the Class R Certificates, which evidence the REMIC residual interest in each of the Upper-Tier REMIC and the Lower-Tier REMIC, in compliance with the Code and applicable REMIC Regulations. The REMIC residual interest, sometimes commonly referred to as a “non-economic residual”, is a tax-based certificate required to be issued as part of any REMIC securitization and the holder of that interest will incur certain tax liability for the net income of the REMIC trust. The REMIC residual interest is not entitled to any interest or principal in the securitization trust; however, REMIC Regulations require that the amount, if any, remaining in a REMIC trust after all amounts are paid to the regular interests be paid to the REMIC residual interest.

Except for tax reporting purposes, the VRR Interest does not have a specified Pass-Through Rate; however, the effective interest rate on the VRR Interest will be a per annum rate equal to the WAC Rate for the related Distribution Date.

The “Non-Vertically Retained Percentage” is 100% minus the Vertically Retained Percentage.

The “Non-Vertically Retained Certificates” shall mean the Certificates other than the VRR Interest.

The “Non-Vertically Retained Regular Certificates” shall mean the Non-Vertically Retained Certificates that are Regular Certificates.

The “Vertically Retained Percentage” will equal a fraction, expressed as a percentage, the numerator of which is the initial Certificate Balance of the VRR Interest, and the denominator of which is the aggregate initial Certificate Balance of all of the Classes of Principal Balance Certificates (including the VRR Interest).

The “Vertical Risk Retention Allocation Percentage” will equal the Vertically Retained Percentage divided by the Non-Vertically Retained Percentage.

The “VRR Interest Distribution Amount” with respect to the VRR Interest for any Distribution Date will equal the product of (A) the Vertical Risk Retention Allocation Percentage and (B) the aggregate amount of interest distributed on the Non-Vertically Retained Regular Certificates according to clauses First, Fourth, [Seventh], Eighth and [Eleventh] in “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus.

The “VRR Principal Distribution Amount” with respect to the VRR Interest for any Distribution Date will equal the product of (a) the Vertical Risk Retention Allocation Percentage and (b) the aggregate amount of principal distributed on the Non-Vertically Retained Principal Balance Certificates according to clauses Second, Fifth, Eighth, [Seventh], Ninth, [Eleventh] and the penultimate paragraph in “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus.

The “VRR Realized Loss Interest Distribution Amount” with respect to any Distribution Date will equal the product of (A) the Vertical Risk Retention Allocation Percentage and (B) the aggregate amount of interest on unreimbursed Realized Losses distributed to the holders of the Non-Vertically Retained Principal Balance Certificates according to clauses Third, Sixth, [Seventh], Tenth and [Eleventh] in “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus.

Yield Maintenance Charges and Prepayment Premiums

Holders of the VRR Interest will be entitled to the Vertically Retained Percentage of each yield maintenance charge and prepayment premium collected on the Mortgage Loans, as described in “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”.

Excess Interest

On each Distribution Date, the Certificate Administrator is required to distribute a portion of any Excess Interest received with respect to an ARD Loan during the applicable one-month Collection Period to the holders of the VRR Interest in an amount equal to the Vertically Retained Percentage of such Excess Interest distributable to all Certificates (including the VRR Interest). Excess Interest will not be available to make distributions to any other Class of Certificates (other than the Class [ARD] certificates as described in “Description of the Certificates—Distributions—Excess Interest”) or to provide credit support for other Classes of Certificates or offset any interest shortfalls or to pay any other amounts to any other party under the Pooling and Servicing Agreement.]

[INCLUDE THE FOLLOWING “DETERMINATION OF AMOUNT OF REQUIRED HORIZONTAL CREDIT RISK RETENTION” SECTION IN THE PRELIMINARY PROSPECTUS IF A HORIZONTAL INTEREST IS USED TO SATISFY IN WHOLE OR IN PART CREDIT RISK RETENTION REQUIREMENTS:]

[Determination of Amount of Required Horizontal Credit Risk Retention

[THIS SECTION WILL BE REVISED AS NECESSARY TO THE EXTENT THE SPONSOR ELECTS TO SATISFY ITS REQUIRED CREDIT RISK RETENTION WITHOUT A SALE TO ONE OR MORE THIRD-PARTY PURCHASERS]

General

Commercial mortgage backed securities (“CMBS”) such as the Principal Balance Certificates are typically priced based relative to either the swap yield curve or to a targeted yield. The method of pricing used is primarily a function of the rating, but can also be determined by prevailing market conditions or investor preference. For this transaction, the Class [ ], Class [ ] and Class [ ] Certificates (the “Swap Priced Principal Balance Certificates”) are anticipated to be priced based on the swap yield curve, and the Class [ ], Class [ ] and Class [ ] Certificates (the “Yield Priced Principal Balance Certificates”) are anticipated to be priced based on a targeted yield. The Retaining Sponsor calculated the expected scheduled principal payments (the “Scheduled Certificate Principal Payments”) on each Class of Swap Priced Principal Balance Certificates and each Class of Yield Priced Principal Balance Certificates as described below. CMBS such as the Class [_] Certificates (the “Interest-Only Certificates”) are typically priced relative to the treasury yield curve. The Retaining Sponsor made its determination of the [range of] fair value[s] of the Certificates presented above based on a number of inputs consistent with these typical pricing methodologies in the manner described below for the applicable class of Certificates. The Retaining Sponsor made its determination of the fair value of the Swap Priced Principal Balance Certificates and the Interest-Only Certificates based on a number of inputs and assumptions consistent with these typical pricing methodologies in the manner described below for the applicable class of Certificates. It should be noted in reviewing the fair value discussion below, that certain of the inputs and assumptions, such as yields, credit spreads, prices and coupons, are not directionally correlated, i.e. variations from the base case in the direction of the high or low estimates will not necessarily occur in the same manner, in the same direction or to the same degree for each applicable input or assumption at any given point in time or as a result of any particular market condition. For example, with respect to any particular class of Certificates, swap yields may widen in the direction of the high estimate provided, while credit spreads and/or prices move in the direction of the low estimate provided.

Swap Priced Principal Balance Certificates

Based on the Modeling Assumptions and assuming a 0% CPR prepayment rate, the Retaining Sponsor calculated what the Scheduled Certificate Principal Payments on each Class of Swap Priced Principal Balance Certificates would be over the course of this securitization transaction based on when principal payments are required to be made under the terms of the underlying Mortgage Loan documents during each Collection Period and which classes of Swap Priced Principal Balance Certificates will be entitled to receive principal payments based on the payment priorities described in “Description of Certificates—Distributions—Priority of Distributions”.  On the basis of the Scheduled Certificate Principal Payments, the Retaining Sponsor calculated the weighted average life for each Class of Swap Priced Principal Balance Certificates.

Swap Yield Curve

For an expected range of values at specified points along the swap yield curve, see the table below entitled “Range of Swap Yields for the Swap Priced Principal Balance Certificates”. The Retaining Sponsor utilized the assumed swap yield curve in the table below in determining the range of fair values of the Swap Priced Principal Balance Certificates.  [The actual swap yield curve that will be used as a basis for determining the price of the Swap Priced Principal Balance Certificates is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair value calculations.  The Retaining Sponsor identified the range presented in the table below at each maturity on the swap yield curve, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the Certificates, based on [__] business day rolling periods over the past [__] months.]

[INSERT CHART OF RANGE OF SWAP YIELD CURVE VALUES AT SPECIFIED MATURITIES]

Based on the swap yield curve, the Retaining Sponsor will determine for each class of Swap Priced Principal Balance Certificates the swap yield reflected on the swap yield curve (the “Swap Curve Interpolated Yield”) that corresponds to that class’s weighted average life, by using a linear straight line interpolation (using the swap yield curve with [__] year maturities) if the weighted average life does not correspond to a specified maturity on the swap yield curve.

Credit Spread Determination for Swap Priced Principal Balance Certificates

The Retaining Sponsor determined the credit spread for each class of Swap Priced Principal Balance Certificates on the basis of market bids obtained for [similar CMBS with [similar credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of Swap Priced Principal Balance Certificates as of the date of this prospectus][each class of Certificates from prospective investors]. [The actual credit spread for a particular class of Swap Priced Principal Balance Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar CMBS will ultimately result in higher or lower fair values. The Retaining Sponsor identified the range presented in the table below from the base case credit spread percentage, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the credit spread for newly issued CMBS reasonably expected to occur prior to pricing of the Swap Priced Principal Balance Certificates based on the Retaining Sponsor’s observation and experience in the placement of CMBS with similar characteristics.]

Range of Credit Spreads for the Swap Priced Principal Balance Certificates
Class of Certificates	Low Estimate of Credit Spread	Base Case Credit Spread	High Estimate of Credit Spread
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination for Swap Priced Principal Balance Certificates

The discount yield (the “Discount Yield”) for each class of Swap Priced Principal Balance Certificates is the sum of the Swap Curve Interpolated Yield for such class and the related credit spread [established at pricing].  [The Retaining Sponsor determined the Discount Yield for each class of Swap Priced Principal Balance Certificates on the basis of market bids obtained for similar CMBS with similar credit ratings, pool composition and asset quality, payment priority and weighted average lives of the related class of Swap Priced Principal Balance Certificates as of the date of this prospectus. The actual Discount Yield for a particular class of Swap Priced Principal Balance Certificates at the time of pricing is not known at this time and differences in the then current Discount Yield demanded by investors for similar CMBS will ultimately result in higher or lower fair values.]

[For an expected range of values for each class of Swap Priced Principal Balance Certificates, see the table entitled “Range of Discount Yields for the Swap Priced Principal Balance Certificates” below.  The Retaining Sponsor identified the range presented in the table below from the base case Discount Yield percentage, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the discount yield for newly issued CMBS reasonably expected to occur prior to pricing of the Swap Priced Principal Balance Certificates based on the Retaining Sponsor’s observation and experience in the placement of CMBS with similar characteristics.]

Range of Discount Yields for the Swap Priced Principal Balance Certificates
Class of Certificates	Low Estimate of Discount Yield	Base Case Discount Yield	High Estimate of Discount Yield
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Sizes for Swap Priced Principal Balance Certificates

The Retaining Sponsor was provided credit support levels for each class of Principal Balance Certificates by each Rating Agency.  A credit support level for a particular class of Swap Priced Principal Balance Certificates reflects the Rating Agency’s assessment of the aggregate principal balance of Swap Priced Principal Balance Certificates that would be required to be subordinate to that class of Swap Priced Principal Balance Certificates in order to satisfy that Rating Agency’s internal ratings criteria to permit it to issue a particular credit rating. Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the Retaining Sponsor determined the highest required credit support level of the Rating Agencies selected to rate a particular class of Principal Balance Certificates (the “Constraining Level”).  [In certain circumstances the Retaining Sponsor may have elected not to engage a rating agency for particular classes of Certificates, based in part on the credit support levels provided by that rating agency.  See “Risk Factors—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”.]  The Certificate Balances of the classes of Swap Priced Principal Balance Certificates were also based in part on anticipated investor demand for such classes. The Certificate Balance for the classes of Principal Balance Certificates with the highest credit rating was determined by multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class’s Constraining Level.  For each other subordinate class of Principal Balance Certificates, that class’s Certificate Balance was determined by multiplying the Initial Pool Balance by a percentage equal to the difference of the Constraining Level for the immediately senior class of Principal Balance Certificates minus such subordinate class’s Constraining Level.

Target Price Determination for Swap Priced Principal Balance Certificates.

The Retaining Sponsor determined a target price (the “Target Price”) for each class of Swap Priced Principal Balance Certificates on the basis of the price (expressed as a percentage of the Certificate Balance of that class) that similar CMBS with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] have priced at in recent securitization transactions.  The Target Price that was utilized for each such class of Swap Priced Principal Balance Certificates is set forth in the table below.  [The Target Prices utilized by the Retaining Sponsor have not changed materially during the prior year.]

Class of Certificates	Target Price
Class [__]	[__]%
Class [__]	[__]%
Class [__]	[__]%

Determination of Assumed Certificate Coupon for Swap Priced Principal Balance Certificates

Based on the Target Price, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap Priced Principal Balance Certificates, the Retaining Sponsor determined the assumed certificate coupon (the “Assumed Certificate Coupon”) by calculating what coupon would be required to be used based on the Scheduled Certificate Principal Payments for such class of Certificates in order to achieve the related Target Price for that class of Certificates when utilizing the related Discount Yield in determining that Target Price.  The Assumed Certificate Coupon for each class of Swap Priced Principal Balance Certificates and Range of Assumed Certificate Coupons generated as a result of the range of possible Discount Yields as of the Closing Date is set forth in the table below.

Range of Assumed Certificate Coupons for the Swap Priced Principal Balance Certificates
Class of Certificates	Low Estimate of Assumed Certificate Coupons	Base Case Assumed Certificate Coupon	High Estimate of Assumed Certificate Coupon
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Expected Price for Swap Priced Principal Balance Certificates

Based on interest payments using the Assumed Certificate Coupons for the Swap Priced Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap Priced Principal Balance Certificates, the Retaining Sponsor determined the price (the “Swap Priced Expected Price”) expressed as a percent of the Certificate Balance of that class by determining the net present value of the Scheduled Certificate Principal Payments and interest payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield; however, for purposes of such calculation no Assumed Certificate Coupon exceeded the WAC Rate. [The Retaining Sponsor determined the Swap Priced Expected Price for each class of Swap Priced Principal Balance Certificates based on the low estimate and high estimate of Assumed Certificate Coupons and the Discount Yield. The lower the yield based on the Assumed Certificate Coupon, the higher the corresponding Swap Priced Expected Price for a class of Certificates will be, therefore, the low range of fair values of the Swap Priced Principal Balance Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair values of the Swap Priced Principal Balance Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]

Interest-Only Certificates

Based on the Modeling Assumptions and assuming a 100% CPY prepayment rate, the Retaining Sponsor calculated what the expected scheduled interest payments on each class of Interest-Only Certificates would be over the course of the transaction (for each class of Certificates, the “Scheduled Certificate Interest Payments”) based on what the Notional Amount of the related class of Interest-Only Certificates would be during each

Collection Period as a result of the application of the expected principal payments during such Collection Period under the terms of the underlying Mortgage Loan documents assuming a 100% CPY prepayment rate and the classes of Certificates that would be entitled to those principal payments based on the payment priorities described in “Description of the Certificates—Distributions—Priority of Distributions”.  On the basis of the Scheduled Certificate Interest Payments, the Retaining Sponsor calculated the weighted average life for each such class of Interest-Only Certificates.

Determination of Treasury Yield Curve for Interest-Only Certificates

The Retaining Sponsor utilized the assumed treasury yield curve in the table below in determining the range of fair values of the Interest-Only Certificates.  [The actual treasury yield curve that will be used as a basis for determining the price of the Interest-Only Certificates is not known at this time and differences in the treasury yield curve will ultimately result in higher or lower fair market value calculations.  For an expected range of values at specified points along the treasury yield curve, see the table below entitled “Range of Treasury Yields for the Interest-Only Certificates”.  The Retaining Sponsor identified the range presented in the table below at each maturity on the treasury yield curve, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the Certificates, based on [__] business day rolling periods over the past [__] months.]

Range of Treasury Yields for the Interest-Only Certificates
Maturity (Years)	Low Estimate of Treasury Yield	Base Case Treasury Yield	High Estimate of Treasury Yield
[__]	[__]%	[__]%	[__]%
[__]	[__]%	[__]%	[__]%

Based on the treasury yield curve, the Retaining Sponsor determined for each class of Interest-Only Certificates the yield reflected on the treasury yield curve (the “Yield Curve Interpolated Yield”) that corresponds to the weighted average life of the class of Principal Balance Certificates that is a component of such class of Interest-Only Certificates by using a straight line interpolation (using treasury yield curves with [__] and [__] year maturities) if the weighted average life does not correspond to a specified maturity on the treasury yield curve.

Credit Spread Determination for Interest-Only Certificates.

The Retaining Sponsor determined the credit spread for each class of Interest-Only Certificates on the basis of market bids obtained for [similar CMBS with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of Interest-Only Certificates as of the date of this prospectus] [each class of Certificates from prospective investors].  [The actual credit spread for a particular class of Interest-Only Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar CMBS will ultimately result in higher or lower fair values.  The Retaining Sponsor identified the range presented in the table below from the base case credit spread percentage, which is the Retainin Sponsor’s estimate of the largest percentage increase or decrease in the credit spread for newly issued CMBS reasonably expected to occur prior to pricing of the Certificates.]

Range of Credit Spreads for the Interest-Only Certificates
Class of Certificates	Low Estimate of Credit Spread	Base Case Credit Spread	High Estimate of Credit Spread
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination for Interest-Only Certificates

The Discount Yield for each class of Interest-Only Certificates is the sum of the Yield Curve Interpolated Yield for such class and the related credit spread.  [For an expected range of values for each class of Interest-Only Certificates, see the table entitled “Range of Discount Yields for the Interest-Only Certificates” below.  The Retaining Sponsor identified the range presented in the table below from the base case Discount Yield percentage, which represents the Retaining Sponsor’s estimate of the largest increase or decrease in the discount yield for newly issued CMBS reasonably expected to occur prior to pricing of the Interest-Only Certificates based on the Retaining Sponsor’s observation and experience in the placement of CMBS with similar characteristics.]

Range of Discount Yields for the Interest-Only Certificates
Class of Certificates	Low Estimate of Discount Yield	Base Case Discount Yield	High Estimate of Discount Yield
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Scheduled Certificate Interest Payments for Interest-Only Certificates

Based on the range of Assumed Certificate Coupons determined for the Principal Balance Certificates, the Retaining Sponsor determined the range of Scheduled Certificate Interest Payments in each scenario for each class of Interest-Only Certificates based on the difference between the WAC Rate in effect from time to time, over the weighted average of the Pass-Through Rate(s) of the underlying class(es) of Certificates upon which the Notional Amount of such class of Interest-Only Certificates is based.

Determination of Interest-Only Expected Price

Based on the Discount Yield and the Scheduled Certificate Interest Payments for each class of Interest-Only Certificates, the Retaining Sponsor determined the price (the “Interest-Only Expected Price”) expressed as a percent of the Notional Amount of such class by determining the net present value of the Scheduled Certificate Interest Payments discounted at the related Discount Yield. [The Retaining Sponsor determined the Interest-Only Expected Price for each class of Interest-Only Certificates based on the low estimate and high estimate of Assumed Certificate Coupons for the Principal Balance Certificates and the resulting Scheduled Certificate Interest Payments due to the Interest-Only Certificates in each scenario. Lower Assumed Certificate Coupons on the Principal Balance Certificates result in an increase in the Scheduled Certificate Interest Payments to the Interest-Only Certificates and therefore a higher Interest-Only Expected Price, and higher Assumed Certificate Coupons on the Principal Balance Certificates result in a decrease in the Scheduled Certificate Interest Payments to the Interest-Only Certificates and therefore a lower Interest-Only Expected Price.]

Yield Priced Principal Balance Certificates

Yield Priced Expected Price

The Yield Priced Principal Balance Certificates include each class of [HRR] Certificates expected to be acquired by the Retaining Third Party Purchaser, and the valuation of the classes of [HRR] Certificates was based on the price (based on a targeted discount yield to maturity of [___]% for the [HRR] Certificates, the Modeling Assumptions and 0% CPY) set forth in the bid letter that the Retaining Third Party Purchaser submitted to acquire the HRR Certificates, as set forth under “—General” above (the “Yield Priced Expected Price” and, together with the Swap Priced Expected Price and the Interest-Only Expected Price, the “Expected Prices” or, each an “Expected Price”), expressed as a percent of the Certificate Balance of that Class.

Determination of Class Size of HRR Certificates

The Sponsor determined the Certificate Balance of each class of HRR Certificates in the same manner described above in “— Swap Priced Principal Balance Certificates—Determination of Class Sizes for Swap Priced Principal Balance Certificates ”.

Weighted Average Life of Certificates

On the basis of the Scheduled Certificate Principal Payments, the Retaining Sponsor calculated the weighted average life for each class of Swap Priced Principal Balance Certificates (based on 0% CPR), Interest-Only Certificates (based on 100% CPY), and HRR Certificates (based on 0% CPY)

Calculation of Fair Value.

Fair Value of Non-Vertically Retained Certificates

Based on the Expected Prices, the Retaining Sponsor determined the estimated fair value of each class of Non-Vertically Retained Certificates (other than the Class [ARD] Certificates) by multiplying the Expected Price by the related Certificate Balance or Notional Amount. [The Retaining Sponsor determined the range of fair values for each class of Certificates based on the low estimate and high estimate of Expected Prices.]

Fair Value of VRR Interest

The Retaining Sponsor determined the fair value of the VRR Interest by (i) calculating the aggregate fair value of all of the Non-Vertically Retained Certificates (other than the Class R Certificates), (ii) multiplying such aggregate fair value by the Vertical Risk Retention Allocation Percentage and, (iii) based on the assumption that the restrictions on liquidity (as described under “—Hedging, Transfer and Financing Restrictions” below) constitute an embedded characteristic of the VRR Interest rather than an entity specific restriction, applying a liquidity discount. The Retaining Sponsor determined the range of fair values for the VRR Interest based on the low estimate and high estimate of the calculation set forth in clause (i).

Fair Value of Class [ARD] Certificates

The Retaining Sponsor determined that the Class [ARD] Certificates have a fair value equal to zero based on the fact that no Excess Interest is expected to be received and, accordingly, there is no market for the Class [ARD] Certificates.

Range of Estimated Fair Values

Based on the Expected Prices and the fair value of the VRR Interest and the Class [ARD] Certificates, the Retaining Sponsor determined the estimated fair value or range of fair values set forth in the table below for each class of Certificates. For the “Base Case Fair Value”, the Retaining Sponsor determined the estimated fair value of the related class of Certificates by multiplying the relevant Expected Price by the Certificate Balance or Notional Amount, as applicable, of such class of Certificates. For the “High Estimate of Fair Value (Based on Low Estimate of Discount Yield)”, the Retaining Sponsor determined the estimated fair value for the related class of Certificates by multiplying the relevant Expected Price by the high estimate certificate balance or notional amount, as applicable, of such class of Certificates. For the “Low Estimate of Fair Value (Based on High Estimate of Discount Yield)”, the Retaining Sponsor determined the estimated fair value of the related class of Certificates by multiplying the relevant Expected Price by the low estimate certificate balance or notional amount, as applicable, of such class of Certificates.

Range of Estimated Fair Values
Class of Certificates	High Estimate of Fair Value (Based on Low Estimate of Discount Yield)	Base Case Fair Value	Low Estimate of Fair Value (Based on High Estimate of Discount Yield)
Class [___]	$[_______]	$[_______]	$[_______]
Class [___]	$[_______]	$[_______]	$[_______]
Class [___]	$[_______]	$[_______]	$[_______]

The estimated range of fair value for all the Certificates is approximately $[_________] to $[_________].]

[INCLUDE THE FOLLOWING “HEDGING, TRANSFER AND FINANCING RESTRICTIONS” SECTION FOR ALL TRANSACTIONS SUBJECT TO THE CREDIT RISK RETENTION RULES:]

[Hedging, Transfer and Financing Restrictions

The VRR Interest and the HRR Certificates (in each case to the extent issued, collectively the “RR Interest”) will be required to be subject to certain hedging, transfer and financing restrictions and are expected to be held at all times in definitive form by the Certificate Administrator on behalf of the beneficial owners of the VRR Interest and HRR Certificates, respectively, as and to the extent provided in the Pooling and Servicing Agreement.

[Each of] [CREFI][NAME(S) OF 20% ORIGINATOR(S)][THIRD PARTY PURCHASER] ([collectively, the “Retaining Parties” and each, a “Retaining Party”] [the “Retaining Party”]) will agree to certain hedging, transfer and financing restrictions that will be applicable to any “retaining sponsor”, any “originator”, any “third party purchaser” and any respective “affiliate” (each as defined in the Regulation RR) for so long as compliance with the Credit Risk Retention Rules is required.

These restrictions will include an agreement by each Retaining Party not to transfer its respective RR Interest, except to a “majority-owned affiliate” or, in the case of the Retaining Third Party Purchaser, to a subsequent third party purchaser (as defined in, and in compliance with the Credit Risk Retention Rules then in effect). In addition, the Retaining Parties will have agreed not to enter into any hedging, pledging, financing or any other similar transaction or activity with respect to the RR Interest unless such transaction complies with the Credit Risk Retention Rules then in effect.

The Retaining Parties will have agreed that, unless Regulation RR is earlier repealed or otherwise determined not to be applicable to this securitization transaction, the restrictions described under this heading “—Hedging, Transfer and Financing Restrictions” will expire on (A) the date that is the latest of (i) the date on which the total unpaid principal balance of the Mortgage Loans has been reduced to 33% of the Initial Pool Balance; (ii) the date on which the total outstanding Certificate Balance of the Certificates has been reduced to 33% of the total outstanding Certificate Balance of the Certificates as of the Closing Date; and (iii) two years after the Closing Date or (B) solely in the case of the Retaining Third Party Purchaser, if earlier than the date referred to in clause (A) above, the date on which all of the Mortgage Loans have been defeased in accordance with Rule 7(b)(8)(i) of Regulation RR.]

[INCLUDE THE FOLLOWING “OPERATING ADIVSOR” SECTION IN PRELIMINARY PROPECTUS FOR TRANSACTIONS THAT SATISFY CREDIT RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER:]

[Operating Advisor

The Operating Advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION].  As described under “The Pooling and Servicing Agreement—Operating Advisor”, the Operating Advisor will, in general and under certain circumstances described in this prospectus, have the following responsibilities with respect to the Serviced Mortgage Loans:

●	review the actions of the Special Servicer with respect to Specially Serviced Loans;

●	review reports provided by the Special Servicer to the extent set forth in the Pooling And Servicing Agreement;

●	review for accuracy certain calculations made by the Special Servicer; and

●	issue an annual report generally setting forth, among other things, its assessment of the Special Servicer’s performance of its duties under the Pooling and Servicing Agreement with respect to Specially Serviced Loans and whether the Special Servicer is operating in compliance with the Servicing Standard.

In addition, if the Operating Advisor determines, in its sole discretion exercised in good faith, that (1) the Special Servicer has failed to comply with the Servicing Standard and (2) a replacement of the Special Servicer would be in the best interest of the Certificateholders (as a collective whole), the Operating Advisor will have the right to recommend the replacement of the Special Servicer with respect to the Serviced Mortgage Loans. See “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event” and “—Operating Advisor—Replacement of the Special Servicer”.

Further, after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, the Operating Advisor will be required to consult on a non-binding basis with the Special Servicer with respect to certain Major Decisions in respect of the applicable Serviced Mortgage Loan(s) and/or related Companion Loan(s). The Operating Advisor will generally have no obligations or consultation rights as Operating Advisor under the Pooling and Servicing Agreement for this transaction with respect to any Outside Serviced Mortgage

Loan or any related REO Property. See “Transaction Parties—The Operating Advisor” and “The Pooling and Servicing Agreement—Operating Advisor”.

An “Operating Advisor Consultation Trigger Event” will occur when the aggregate outstanding Certificate Balance of the HRR Certificates (as notionally reduced by any Cumulative Appraisal Reduction Amount then allocable to the HRR Certificates) is 25% or less of the initial aggregate Certificate Balance of the HRR Certificates. With respect to Excluded Mortgage Loans, an Operating Advisor Consultation Trigger Event will be deemed to exist.

The Operating Advisor is required to be an Eligible Operating Advisor. For further information regarding the Operating Advisor, a description of how the Operating Advisor satisfies the requirements of an Eligible Operating Advisor, a description of the material terms of the Pooling and Servicing Agreement with respect to the Operating Advisor, the Operating Advisor’s compensation, and any material conflicts of interest or material potential conflicts of interest between the Operating Advisor and another party to this securitization transaction, see “Risk Factors—Potential Conflicts of Interest of the Operating Advisor”, “Transaction Parties—The Operating Advisor” and “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Operating Advisor Compensation” and “—Operating Advisor”.

The disclosures set forth in this prospectus under the headings referenced in the preceding paragraph are hereby incorporated by reference in this “Credit Risk Retention—Operating Advisor” section.]

[INCLUDE THE FOLLOWING “REPRESENTATIONS AND WARRANTIES” SECTION FOR TRANSACTIONS THAT SATISFY CREDIT RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER:]

Representations and Warranties

CREFI [and [EACH OTHER SPONSOR]] will make the representations and warranties identified on Annex E-1, subject to certain exceptions to such representations and warranties set forth in Annex E-2. [INSERT APPLICABLE FACTORS USED BY CREFI AND ANY OTHER SPONSOR TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]

[INCLUDE THE FOLLOWING “QUALIFYING CRE LOANS” SECTION FOR ALL TRANSACTIONS SUBJECT TO THE CREDIT RISK RETENTION RULES:]

[Qualifying CRE Loans

IF APPLICABLE, DISCLOSURE WILL INCLUDE (1) A DESCRIPTION OF THE MANNER IN WHICH THE SPONSOR DETERMINED THE AGGREGATE RISK RETENTION REQUIREMENT AFTER INCLUDING QUALIFYING CRE LOANS AND (2) DESCRIPTIONS OF THE QUALIFYING CRE LOANS AND DESCRIPTIONS OF THE MORTGAGE LOANS THAT ARE NOT QUALIFYING CRE LOANS, AND (3) THE MATERIAL DIFFERENCES BETWEEN THE TWO GROUPS OF LOANS WITH RESPECT TO COMPOSITION OF EACH GROUP’S LOAN BALANCES, LOAN TERMS, INTEREST RATES, BORROWER CREDIT INFORMATION, AND CHARACTERISTICS OF ANY LOAN COLLATERAL.]

[The Sponsor has determined that [__]% of the Initial Pool Balance (the “Qualifying CRE Loan Percentage”) are comprised of Mortgage Loans that are Qualifying CRE Loans under Regulation RR of the Securities Act.  See Annex A for the identity of Mortgage Loans that are Qualifying CRE Loans and those that are Non-Qualifying CRE Loans.]

[The total required credit risk retention percentage (the “Required Credit Risk Retention Percentage”) for this transaction is [__]%.  The Required Credit Risk Retention Percentage is equal to the product of the Qualifying CRE Loan Percentage and 5%.  [IF MORE THAN 50% OF THE MORTGAGE LOANS ARE QUALIFYING CRE LOANS, THE QUALIFYING CRE LOAN PERCENTAGE WILL EQUAL 50%]]

[The table below presents the material characteristics of the Qualifying CRE Loans and the corresponding characteristics for each Non-Qualifying CRE Loans that did not satisfy the applicable underwriting standard under Regulation RR.]

Underwriting Standard for Qualifying CRE Loans	Qualified CRE Loans	Non-Qualified CRE Loans

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB]]

[EU Securitization Risk Retention Requirements

On the Closing Date, the Retaining Party will enter into an agreement with the issuing entity, the underwriters, the depositor, the certificate administrator and the trustee (the “EU Credit Risk Retention Agreement”) under which such Retaining Party will, among other things, give certain covenants and representations for the purpose of satisfying the EU Risk Retention Requirements.

“EU Risk Retention Requirements” means, together, the risk retention requirements set out in:

(a)       Articles 404 to 410 of the European Union Regulation (EU) No 2013/575/EU (the “Capital Requirements Regulation”), as supplemented by Commission Delegated Regulation (EU) No. 625/2014, including any further technical standards and guidance published in relation thereto as may be effective from time to time;

(b)       Articles 254-257 of the European Union Regulation (EU) No 2015/35 (the “Solvency II Regulation”), including any technical standards and guidance published in relation thereto as may be effective from time to time; and

(c)       Articles 50-56 of Commission Delegated Regulation (EU) No 231/2013 (the “AIFM Regulation”), including any technical standards and guidance published in relation thereto as may be effective from time to time.

Under the EU Credit Risk Retention Agreement, the Retaining Party will covenant for the benefit of the issuing entity, the underwriters, the depositor, the certificate administrator and the trustee, for so long as any certificates are outstanding:

 (a)       to hold and retain as originator on an ongoing basis a material net economic interest in the transaction described in this prospectus in the form specified in paragraph (a) of Article 405(1) of the Capital Requirements Regulation as supplemented by Article 5(1)(c) of Commission Delegated Regulation (EU) No 625/2014, which provides that a retention in the form specified in paragraph (a) of Article 405(1) may also be achieved by retention of a vertical tranche which has a nominal value of no less than 5% of the total nominal value of each of the tranches sold or transferred to investors (the “Retention Covenant”);

 (b)       that neither it nor any of its affiliates will sell, transfer, hedge or otherwise mitigate its credit risk (including in connection with the entry into any financing arrangements) under or associated with its net economic interest specified in paragraph (a) or the portfolio of mortgage loans, where to do so would cause the transaction described in this prospectus to cease to be compliant with the EU Risk Retention Requirements (the “Hedging Covenant”);

 (c)       subject to any regulatory requirements, (i) to take such further action, provide such information, on a confidential basis, (including the information referred to in Article 409 of the Capital Requirements Regulation, Article 52(e) and (f) of the AIFM Regulation or Article 256(d) of the Solvency II Regulation) and enter into such other agreements in each case as may reasonably be required to satisfy the EU Risk Retention Requirements; provided that the Retaining Party will not be in breach of this covenant if it fails to comply due to events, actions and circumstances beyond its control and (ii) to provide to the issuing entity, on a confidential basis, information in the possession of the Retaining Party relating to its holding of the VRR Interest, at the cost and expense of the party seeking such information, and to the extent the same under sub-clause (i) or (ii) of this section is not subject to a duty of confidentiality, at any time prior to the maturity of the certificates;

 (d)       to confirm its continued compliance with the covenant set out at sub-paragraphs (a) and (b) above to the issuing entity, the underwriters, the depositor, the trustee and the certificate administrator, in each case in writing (which may be by way of e-mail) upon the request of the issuing entity, the depositor, the certificate administrator or the trustee (A) following a material change in the performance of the certificates or the risk characteristics of the certificates or of the underlying portfolio of Mortgage Loans and (B) following a breach of the obligations included in the Pooling and Servicing Agreement of which such Retaining Party is aware; and

 (e)       to notify promptly the issuing entity, the trustee, the certificate administrator and the directing certificateholder if for any reason (i) it ceases to hold the amount of the VRR Interest specified as to be purchased and retained by the Retaining Party under “U.S. Credit Risk Retention—General” above in accordance with clause (a) above, (ii) it fails to comply with the covenant set out in clause (b) above in any respect, (iii) it fails to comply with the covenant set out in clause (c) above in any material respect, or (iv) any of the representations and warranties of such Retaining Party contained in the EU Credit Risk Retention Agreement were untrue on the date given.

 Under the EU Credit Risk Retention Agreement, the Retaining Party will represent and warrant to the issuing entity, the underwriters, the depositor and the trustee that in relation to each Mortgage Loan sold by the Retaining Party, either (i) the Retaining Party purchased such Mortgage Loan for its own account prior to selling it to the depositor in accordance with Article 4(1)(13)(b) of the Capital Requirements Regulation; or (ii) the Retaining Party either itself or through related entities, directly or indirectly, was involved in the original agreement which created such Mortgage Loan in accordance with Article 4(1)(13)(b) of the Capital Requirements Regulation.

 The issuing entity, the underwriters, the depositor and the trustee are each parties to the EU Credit Risk Retention Agreement solely for the purposes of obtaining the benefit of the representations, warranties and covenants contained therein and under no circumstances will any of them be deemed to have undertaken any obligations thereunder or by virtue of their entry into the EU Credit Risk Retention Agreement.

 Under the Pooling and Servicing Agreement, the certificate administrator will include in each Distribution Date Statement a statement that there is available on the website of the certificate administrator information regarding ongoing compliance by the Retaining Party with the Retention Covenant and the Hedging Covenant, which will be posted on the “Risk Retention Compliance” tab of the certificate administrator’s website. The certificate administrator will post on such tab the following statements provided to it by the Retaining Party, specified as follows:

(a)       the original principal amount of the VRR Interest of which the Retaining Party is the registered holder and whether such amount matches the amount which the Retaining Party is required to retain under the EU Credit Risk Retention Agreement; and

 (b)       (i) unless the Retaining Party has provided notice to the contrary in respect of such Retaining Party, a statement (without verification) that the VRR Interest of such Retaining Party is complying with the Hedging Covenant and (ii) in the case that the certificate administrator has received a notification that such Retaining Party has failed to comply with the Hedging Covenant, a statement of such non-compliance and all details in relation to the same contained in such notification.

 Mortgage Loans representing [MORE THAN 50%]% of the Initial Pool Balance were originated by the Retaining Party. Pursuant to a mortgage loan purchase agreement dated as of [____], 20[__].

 Prospective investors should consider the discussion in [“Risk Factors—EU Risk Retention and Due Diligence Requirements”].]

DESCRIPTION OF THE CERTIFICATES

General

The Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION] (the “Certificates”) will be issued on [_____________], 20[__] (the “Closing Date”) pursuant to the Pooling and Servicing Agreement (as defined under “The Pooling and Servicing Agreement” below) and will represent in the aggregate the entire ownership interest in the Issuing Entity. The assets of the Issuing Entity will consist of: (1) the Mortgage Loans, the Trust Subordinate Companion Loan and all payments under and proceeds of the Mortgage Loans and the Trust Subordinate Companion Loan received after the Cut-off Date (exclusive of payments of principal and/or interest due on or before the Cut-off Date and interest relating to periods prior to, but due after, the Cut-off Date); (2) any REO Property (but, with respect to any REO Property relating to a Loan Combination, only to the extent of the Issuing Entity’s interest in such Loan Combination); (3) those funds or assets as from time to time are deposited in the accounts discussed in “The Pooling and Servicing Agreement—Accounts” (such accounts collectively, the “Securitization Accounts”) (but, with respect to any funds or assets relating to a Loan Combination, only to the extent of the Issuing Entity’s interest in such Loan Combination), if established; (4) the rights of the mortgagee under all insurance policies with respect to the Mortgage Loans; (5) certain rights of the Depositor under each Mortgage Loan Purchase Agreement relating to Mortgage Loan document delivery requirements and the representations and warranties of each Mortgage Loan Seller regarding the Mortgage Loans it sold to the Depositor; and (6) [with respect to the [FLOATING RATE CLASS] Certificates, the Swap Contract, the Class [__] Regular Interest and funds or assets on deposit from time to time in the Floating Rate Account].

The Certificates will consist of the following classes: the [SENIOR CLASSES], [INTEREST-ONLY CLASSES], Class [EC], Class [A], Class [B], and Class [C], [LOAN-SPECIFIC CLASS], Class R, and Class [ARD] Certificates. [THERE MAY BE OTHER CLASSES REPRESENTING ENTITLEMENTS TO PRINCIPAL AND/OR INTEREST, AND/OR OTHER CASH FLOW PAID BY THE BORROWERS OR THE ISSUING ENTITY, SUCH AS: (1) CLASSES THAT PROVIDE FOR THE ACCRUAL OF INTEREST AT A FIXED RATE, VARIABLE RATE OR ADJUSTABLE RATE; (2) CLASSES THAT ARE SENIOR OR SUBORDINATE TO ONE OR MORE OTHER CLASSES IN ENTITLEMENT TO CERTAIN DISTRIBUTIONS ON THE CERTIFICATES; (3) CLASSES THAT ARE PRINCIPAL ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF PRINCIPAL, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF INTEREST; (4) CLASSES THAT ARE INTEREST ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF INTEREST, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF PRINCIPAL; (5) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF INTEREST ON, OR PRINCIPAL OF, THOSE CERTIFICATES THAT COMMENCE ONLY AFTER THE OCCURRENCE OF CERTAIN EVENTS, SUCH AS THE RETIREMENT OF ONE OR MORE OTHER CLASSES OF CERTIFICATES OF THAT SERIES; (6) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF PRINCIPAL OF THOSE CERTIFICATES TO BE MADE, FROM TIME TO TIME OR FOR DESIGNATED PERIODS, AT A RATE THAT IS FASTER, AND, IN SOME CASES, SUBSTANTIALLY FASTER, OR SLOWER, AND, IN SOME CASES, SUBSTANTIALLY SLOWER, THAN THE RATE AT WHICH PAYMENTS OR OTHER COLLECTIONS OF PRINCIPAL ARE RECEIVED ON THE MORTGAGE LOANS; (7) CLASSES THAT PROVIDE FOR CONTROLLED DISTRIBUTIONS OF PRINCIPAL TO BE MADE BASED ON A SPECIFIED PAYMENT SCHEDULE OR OTHER METHODOLOGY, SUBJECT TO AVAILABLE FUNDS; (8) CLASSES AS TO WHICH ACCRUED INTEREST IS ADDED TO THE PRINCIPAL BALANCE OF THE CLASS FOR A PERIOD OF TIME; (9) CLASSES THAT ENTITLE HOLDERS TO A SPECIFIED PERCENTAGE OF THE AMOUNTS PAID ON, AND ARE PARI PASSU IN RIGHT OF PAYMENT WITH, ONE OR MORE OTHER CLASSES, AND/OR (10) CLASSES THAT PROVIDE FOR DISTRIBUTIONS BASED ON COLLECTIONS OF PREPAYMENT PREMIUMS ON THE MORTGAGE LOANS]

The [SENIOR CLASSES] and [INTEREST-ONLY CLASSES] Certificates (other than the Class [__] Certificates) are referred to collectively in this prospectus as the “Senior Certificates”. The [SUBORDINATE CLASSES] Certificates are referred to collectively in this prospectus as the “Subordinate Certificates”. The Certificates other than the [LOAN-SPECIFIC CLASS] Certificates are referred to in this prospectus as the “Pooled Certificates”. The Class R Certificates are sometimes referred to in this prospectus as the “Residual Certificates”. The Senior Certificates and the Subordinate Certificates (other than the Class [_] Certificates) are collectively referred to in this prospectus as the “Regular Certificates”. The Senior Certificates (other than the [INTEREST-ONLY CLASSES] Certificates) and the Subordinate Certificates are collectively referred to in this prospectus as the “Principal Balance Certificates”. The [INTEREST-ONLY CLASSES] Certificates are collectively referred to in this prospectus as the “Interest-Only Certificates”. The [IDENTIFY OFFERED CLASSES] Certificates are also referred to in this prospectus as the “Offered Certificates”. The Class [A], Class [B], and Class [C] Certificates are collectively referred to in this prospectus as the “Exchangeable Certificates”. [[IF A HORIZONTAL INTEREST IS USED TO SATISFY IN WHOLE OR IN PART CREDIT RISK RETENTION REQUIREMENTS] The Class [IDENTIFY CLASS(ES) CONSTITUTING THE ELIGIBLE HORIZONTAL RESIDUAL INTEREST] Certificates are collectively referred to in this prospectus as the “HRR Certificates”.] [[IF A VERTICAL INTEREST IS USED TO SATISFY IN WHOLE OR IN PART THE CREDIT RISK RETENTION REQUIREMENTS] [The [Class [IDENTIFY ANY CLASS REPRESENTING A SINGLE VERTICAL SECURITY FOR REGULATION RR PURPOSES] Certificates are] [respective portions of each and every class of the Certificates [(other than the Residual Certificates)] constituting a portion of the “eligible vertical interest” for purposes of Regulation RR are collectively referred to in this prospectus as the “VRR Interest”]

Upon initial issuance, the Principal Balance Certificates, the [LOAN-SPECIFIC CLASS] Certificates and the Class [EC] Certificates will have the respective Certificate Balances (or, in the case of the respective classes of Exchangeable Certificates, the maximum Certificate Balances), and the [INTEREST-ONLY CLASSES] Certificates will have the respective Notional Amounts, shown below (in each case, subject to a variance of plus or minus 5%):

Class	Initial Certificate Balance or Notional Amount

(1)	The Exchangeable Certificates may be exchanged for Class [EC] Certificates, and Class [EC] Certificates may be exchanged for the Exchangeable Certificates.

(2)	On the Closing Date, the Issuing Entity will issue the Class [A], Class [B], and Class [C] Trust Components, which will have outstanding principal balances on the Closing Date of $[_______], $[_______] and $[_______], respectively. The Exchangeable Certificates will, at all times, represent undivided beneficial ownership interests in the portion of a grantor trust that will hold such Trust Components. Each of the Class [A], Class [B], and Class [C] Certificates and Class [EC] Certificates will, at all times, represent a beneficial interest in a percentage of the outstanding principal balance of the Class [A], Class [B] and/or Class [C] Trust Components. Following any exchange of Class [A], Class [B], and Class [C] Certificates for Class [EC] Certificates or any exchange of Class [EC] Certificates for Class [A], Class [B], and Class [C] Certificates, the percentage interests of the outstanding principal balances of the Class [A], Class [B], and Class [C] Trust Components that is represented by the Class [A], Class [B], Class [C] and Class [EC] Certificates will be increased or decreased accordingly. The initial Certificate Balance of each class of Exchangeable Certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus represents the maximum Certificate Balance of such class without giving effect to any issuance of Class [EC] Certificates. The initial Certificate Balance of the Class [EC] Certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus is equal to the aggregate of the maximum initial Certificate Balances of the Exchangeable Certificates, representing the maximum Certificate Balance of the Class [EC] Certificates that could be issued in an exchange. The actual Certificate Balance of any class of Exchangeable Certificates issued on the Closing Date may be less than the maximum Certificate Balance of that class and may be zero. The Certificate Balances of the Exchangeable Certificates to be issued on the Closing Date will be reduced, in required proportions, by an amount equal to the Certificate Balance of the Class [EC] Certificates issued on the Closing Date. The initial Certificate Balance of any Trust Component will equal the initial Certificate Balance of the class of Exchangeable Certificates having the same alphabetical designation without regard to any exchange of such Certificates for Class [EC] Certificates.

The “Certificate Balance” of any class of Principal Balance Certificates, any Trust Component, the [LOAN-SPECIFIC CLASS] Certificates and the Class [EC] Certificates, as applicable, outstanding at any time represents the maximum amount that its holders (or, in the case of a Trust Component, the holders of Exchangeable Certificates and Class [EC] Certificates evidencing an interest in that Trust Component) are then entitled to receive as distributions allocable to principal from the cash flow on the Mortgage Loans and the other assets in the Issuing Entity over time, all as described in this prospectus. On each Distribution Date, the Certificate Balance of each class of Principal Balance Certificates, each Trust Component and the [LOAN-SPECIFIC CLASS] Certificates, as applicable, will be reduced by any distributions of principal actually made on, and by any Realized Losses actually allocated to, that class of Principal Balance Certificates, that Trust Component or the [LOAN-SPECIFIC CLASS] Certificates, as applicable, on that Distribution Date. The Certificate Balance of the Class [EC] Certificates from time to time will equal the excess, if any, of the aggregate of the Certificate Balances of the Trust Components over the aggregate of the Certificate Balances of the Exchangeable Certificates. In the event that Realized Losses previously allocated to a class of Principal Balance Certificates (exclusive of the Exchangeable Certificates), Trust Component (and, therefore, the applicable Exchangeable Certificates) or [LOAN-SPECIFIC CLASS] Certificates, as applicable, in reduction of its Certificate Balance are recovered subsequent to such Certificate Balance being reduced to zero, holders of such class of Principal Balance Certificates, holders of Exchangeable Certificates and Class [EC] Certificates evidencing an interest in such Trust Component or holders of the [LOAN-SPECIFIC CLASS] certificate, as the case may be,  may receive distributions in respect of such recoveries in accordance with the distribution priorities described under “—Distributions—Priority of Distributions” below. “Trust Component” means any of the Class [A] Trust Component, Class [B] Trust Component or Class [C] Trust Component.

“Class [A] Percentage Interest” means, the quotient of the Certificate Balance of the Class [A] Certificates divided by the Certificate Balance of the Class [A] Trust Component. As of the Closing Date, the Class [A] Percentage Interest will be [100.0]%.

“Class [A] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate that is the same as the Pass-Through Rate on the Class [A] Certificates. The Class [A] Certificates will represent beneficial ownership of the Class [A] Percentage Interest of the Class [A] Trust Component, and the Class [EC] Certificates will represent beneficial ownership of, among other things, the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component. The Class [A] Trust Component will be held in the Grantor Trust. See “—Distributions—Pass-Through Rates” below.

“Class [A]-Exchange Percentage Interest” means 100.0% minus the Class [A] Percentage Interest. As of the Closing Date, the Class [A]-Exchange Percentage Interest will be [0.0]%.

“Class [B] Percentage Interest” means, the quotient of the Certificate Balance of the Class [B] Certificates divided by the Certificate Balance of the Class [B] Trust Component. As of the Closing Date, the Class [B] Percentage Interest will be [100.0]%.

“Class [B] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate that is the same as the Pass-Through Rate on the Class [B] Certificates. The Class [B] Certificates will represent beneficial ownership of the Class [B] Percentage Interest of the Class [B] Trust Component, and the Class [EC] Certificates will represent beneficial ownership of, among other things, the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component. The Class [B] Trust Component will be held in the Grantor Trust. See “—Distributions—Pass-Through Rates” below.

“Class [B]-Exchange Percentage Interest” means 100.0% minus the Class [B] Percentage Interest. As of the Closing Date, the Class [B]-Exchange Percentage Interest will be [0.0]%.

“Class [C] Percentage Interest” means, the quotient of the Certificate Balance of the Class [C] Certificates divided by the Certificate Balance of the Class [C] Trust Component. As of the Closing Date, the Class [C] Percentage Interest will be [100.0]%.

“Class [C] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate that is the same as the Pass-Through Rate on the Class [C] Certificates. The Class [EC] Certificates will represent beneficial ownership of the Class [C] Percentage Interest of the Class [C] Trust Component, and the Class [C] Certificates will represent beneficial ownership of, among other things, the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component. The Class [C] Trust Component will be held in the Grantor Trust.

“Class [C]-Exchange Percentage Interest” means 100.0% minus the Class [C] Percentage Interest. As of the Closing Date, the Class [C]-Exchange Percentage Interest will be [0.0]%.

“Class [EC] Component” means any of the Class [EC] Component [A], Class [EC] Component [B] or Class [EC] Component [C].

“Class [EC] Component [A]” means the portion of the Class [A] Trust Component equal to the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component.

“Class [EC] Component [B]” means the portion of the Class [B] Trust Component equal to the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component.

“Class [EC] Component [C]” means the portion of the Class [C] Trust Component equal to the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component.

The Residual Certificates will not have a Certificate Balance or entitle their holders to distributions of principal or interest.

The [INTEREST-ONLY CLASSES] Certificates will not have Certificate Balances, nor will they entitle their holders to distributions of principal. However, each class of the [INTEREST-ONLY CLASSES] Certificates will represent the right to receive distributions of interest in an amount equal to the aggregate interest accrued on their respective notional amounts (each, a “Notional Amount”). The Notional Amount of the [INTEREST-ONLY CLASS] Certificates will equal the aggregate of the Certificate Balances of the Class [__] and Class [__] Certificates and the Class [__] Trust Component. The initial Notional Amount of the [INTEREST-ONLY CLASS] Certificates will be approximately $[_______]. The Notional Amount of the [INTEREST-ONLY CLASS] Certificates will equal the Certificate Balance of the Class [__] Certificates and the Class [__] and Class [__] Trust Components.

The Class [ARD] Certificates will not have a Certificate Balance nor will they entitle their holders to distributions of principal, but the Class [ARD] Certificates will represent the right to receive [a portion of the] Excess Interest received on any ARD Loan.

“Excess Interest” with respect to the ARD Loan is the interest accrued at the Revised Rate in respect of such ARD Loan in excess of the interest accrued at the Initial Rate, plus any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.

The Trust Subordinate Companion Loan will be held by a loan-specific REMIC (the “Subordinate Companion Loan REMIC”) and the Mortgage Loans (other than the Subordinate Companion Loan) will be held by the lower-tier REMIC (the “Lower-Tier REMIC” and, collectively with the Subordinate Companion Loan REMIC, the “Lower-Tier REMICs”). The Certificates (other than the [ARD Class] Certificates, the Exchangeable Certificates and the Class [EC] Certificates) will be issued by the upper-tier REMIC (the “Upper-Tier REMIC” and, collectively with the Lower-Tier REMICs, the “Trust REMICs”). The [ARD Class] Certificates, the Exchangeable Certificates and the Class [EC] Certificates will be issued by the grantor trust (the “Grantor Trust”).

Exchangeable Certificates

Exchanges

Exchangeable Certificates (i.e., Class [A], Class [B] and Class [C] Certificates) may be exchanged for Class [EC] Certificates and vice versa, in whole or in part, as described more fully below. This process may occur repeatedly. However, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] Certificates and the applicable component of the Class [EC] Certificates) is reduced to zero as a result of the payment in full of all interest and principal on that Trust Component.

Following the Closing Date, Exchangeable Certificates that collectively evidence a uniform Tranche Percentage Interest in each Trust Component (such Certificates in the aggregate, an “Exchangeable Proportion”) will be exchangeable on the books of DTC for Class [EC] Certificates that represent the same Tranche Percentage Interest in each Trust Component as the Exchangeable Certificates to be surrendered, and any Class [EC] Certificates will be exchangeable on the books of DTC for Exchangeable Certificates that evidence the same Tranche Percentage Interest in each Trust Component as the Class [EC] Certificates to be surrendered.

For these purposes, the “Tranche Percentage Interest” of: (a) any Exchangeable Certificate in relation to the Trust Component with the same letter designation as such certificate is the ratio, expressed as a percentage, of (i) the principal balance of that certificate to (ii) the Certificate Balance of that Trust Component; and (b) any Class [EC] certificate in relation to any Trust Component is the ratio, expressed as a percentage, of (i) the portion of the principal balance of the Class [EC] Component with the same letter designation as that Trust Component evidenced by that certificate to (ii) the Certificate Balance of that Trust Component.

For example, prior to the first Distribution Date, an investor that owns $[_______] of Class [A] Certificates, $[_______] of Class [B] Certificates, and $[_______] of Class [C] Certificates would be entitled to exchange such Certificates following the procedures described below for $[_________] of Class [EC] Certificates. Similarly, prior to the first Distribution Date, an investor that owns $[_________] of Class [EC] Certificates would be entitled to exchange such Certificates following the procedures described below for $[_______] of Class [A] Certificates, $[_______] of Class [B] Certificates, and $[_______] of Class [C] Certificates. Investors are permitted to exchange any lesser principal amount of such Exchangeable Certificates for Class [EC] Certificates so long as such Exchangeable Certificates are exchanged in the same relative proportions as described above.

There will be no limit on the number of exchanges authorized under the exchange provisions of the Pooling and Servicing Agreement. Subject to compliance with the exchange procedures described below under “—Exchangeable Certificates—Procedures”, the requirement that the Class [A] Trust Component have a Certificate Balance greater than zero and the requirement that a Certificateholder is the beneficial owner of the requisite classes of Exchangeable Certificates in the required Exchange Proportion or of Class [EC] Certificates, there are no other conditions or limitations to the exchange of Exchangeable Certificates. In all cases, however, an exchange may not occur if the face amount of the Certificates to be received in the exchange would not represent an authorized denomination for the relevant class as described under “—Delivery, Form, Transfer and Denomination” below. In addition, the Depositor will have the right to make or cause exchanges on the Closing Date pursuant to instructions delivered to the Certificate Administrator on the Closing Date.

The various amounts distributable on the Class [EC] Certificates on each Distribution Date in respect of interest, principal, reimbursements of Realized Losses and yield maintenance charges allocated to any of the respective aggregate Tranche Percentage Interests in the Trust Components represented by the Class [EC] Certificates will be so distributed in a single, aggregate distribution to the holders of the Class [EC] Certificates on such Distribution Date. In addition, the Class [EC] Certificates will be allocated the aggregate amount of Realized Losses, Interest Shortfalls and other interest shortfalls (including those resulting from Appraisal Reduction Events) corresponding to the respective aggregate Tranche Percentage Interests in the Trust Components represented by the Class [EC] Certificates. See “—Distributions” below.

For a discussion of the federal income tax consequences of the acquisition, ownership and disposition of the Exchangeable Certificates, see “Material Federal Income Tax Considerations—Taxation of Class [EC] and Exchangeable Certificates”.

Procedures

If a Certificateholder wishes to exchange Exchangeable Certificates for Class [EC] Certificates, or Class [EC] Certificates for Exchangeable Certificates, such Certificateholder must notify the Certificate Administrator by e-mail at [____] no later than three business days prior to the proposed date of such exchange (the “Exchange Date”). The Exchange Date can be any business day other than the first or last business day of the month. In addition, the Certificateholder must provide notice on the Certificateholder’s letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP numbers of the Exchangeable Certificates to be exchanged and received, the original and outstanding principal balance of the Exchangeable Certificates and Class [EC] Certificates to be exchanged and received, the Certificateholder’s DTC participant number and the proposed Exchange Date. The Certificateholder and the Certificate Administrator will utilize the “deposit and withdrawal system” at DTC to effect the exchange.

The aggregate principal and interest entitlements of the Certificates received must equal the aggregate entitlements of the Certificates surrendered. The notice of exchange will become irrevocable on the 2nd business day before the proposed Exchange Date.

The first distribution on an Exchangeable Certificate or Class [EC] certificate received pursuant to the exchange will be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the Certificate Administrator nor the Depositor will have any obligation to ensure the availability of the applicable Certificates to accomplish any exchange.

Distributions

Method, Timing and Amount

Distributions on the Certificates are required to be made by the Certificate Administrator, to the extent of available funds as described in this prospectus, on the [__] business day following each Determination Date (each, a “Distribution Date”), commencing in [_______]. The “Determination Date” will be the [__] day of each calendar month (or, if the [__] calendar day of that month is not a business day, then the next business day), commencing in [______].

All distributions (other than the final distribution on any Certificate) are required to be made to the persons in whose names the Certificates are registered at the close of business on each Record Date. With respect to any Distribution Date, the “Record Date” will be the [last business day of the month preceding the month in which that Distribution Date occurs[, except that the Record Date for the initial Distribution Date will be the Closing Date]]. These distributions are required to be made by wire transfer in immediately available funds to the account specified by the Certificateholder at a bank or other entity having appropriate facilities to accept such funds, if the Certificateholder has provided the Certificate Administrator with written wiring instructions no less than five business days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent distributions) or otherwise by check mailed to the Certificateholder. The final distribution on any Certificate is required to be made in like manner, but only upon presentation and surrender of the certificate at the location that will be specified in a notice of the pendency of the final distribution. All distributions made with respect to a class of Certificates will be allocated pro rata among the outstanding Certificates of that class based on their respective Percentage Interests.

The “Percentage Interest” evidenced by: (a) any certificate (other than a Class R or Class [ARD] certificate) will equal its initial denomination as of the Closing Date divided by the initial Certificate Balance or Notional Amount, as applicable, of the related class; and (b) any Class [ARD] certificate or Class R certificate will be the percentage interest in the applicable class specified on the face of that certificate. For these purposes on any date of determination, the “initial denomination as of the Closing Date” of any Exchangeable Certificate or any Class [EC] certificate received in an exchange will be determined as if such certificate was part of the related class on the Closing Date, the “initial denomination as of the Closing Date” of any Exchangeable Certificate or any Class [EC] certificate surrendered in an exchange will be determined as if such certificate was not part of the related class on the Closing Date and the initial Certificate Balance of the related class of Exchangeable Certificates or Class [EC] Certificates will be determined as if such class consisted only of the Certificates comprising the class on that date of determination and such Certificates had been outstanding as of the Closing Date.

The Master Servicer is authorized but not required to direct the investment of funds held in the Collection Account in U.S. government securities and other obligations that satisfy criteria established by the Rating Agencies (“Permitted Investments”). The Master Servicer will be entitled to retain any interest or other income earned on such funds and the Master Servicer will be required to bear any losses resulting from the investment of such funds, as provided in the Pooling and Servicing Agreement. The Certificate Administrator is authorized but not required to direct the investment of funds held in the [Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account], the Interest Reserve Account, the related companion loan distribution account, the Exchangeable Distribution Account, the Excess Interest Distribution Account and the Gain-on-Sale Reserve Account in Permitted Investments. The Certificate Administrator will be entitled to retain any interest or other income earned on such funds and the Certificate Administrator will be required to bear any losses resulting from the investment of such funds, as provided in the Pooling and Servicing Agreement.

Available Funds

The aggregate amount available for distributions of interest, principal and reimbursements of Realized Losses to holders of the Certificates (other than the Class [ARD] Certificates and the [LOAN-SPECIFIC CLASS] Certificates) on each Distribution Date (the “Available Funds”) will, in general, equal the sum of the following amounts (without duplication):

(1)       the aggregate amount of all cash received on the Mortgage Loans and any REO Property that is on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is [allocable to the Trust Subordinate Companion Loan or otherwise] held for the benefit of the holder of any related Companion Loan) [or the Lower-Tier REMIC Distribution Account] as of [the close of business on the business day immediately preceding] the Master Servicer Remittance Date, exclusive of any portion of the foregoing that represents (without duplication):

●	scheduled payments of principal and/or interest and any balloon payments paid by the borrowers of a Mortgage Loan (the “Periodic Payments”), that are due on a Due Date that occurs after the end of the related Collection Period;

●	payments (scheduled or otherwise) of principal (including prepayments) and interest, net liquidation proceeds, net insurance proceeds and net condemnation proceeds and other unscheduled recoveries that were received [after the related Determination Date [(other than the monthly remittance on the Outside Serviced Mortgage Loans or the Issuing Entity’s interest in any related REO Property contemplated by clause (2) of this definition)];

●	amounts in the Collection Account [or Lower-Tier REMIC Distribution Account] that are due or reimbursable to any person other than the Certificateholders;

●	with respect to each [Actual/360 Loan] and any Distribution Date occurring in January (other than during a leap year) or February of any calendar year (unless such Distribution Date is the final Distribution Date), the related Withheld Amount to the extent those funds are on deposit in the Collection Account;

●	Excess Interest allocable to the Mortgage Loans [that are ARD Loans] (which is separately distributed to holders of the Class [ARD] Certificates [and the VRR Interest]);

●	yield maintenance charges and prepayment premiums;

●	amounts deposited in the Collection Account [or the Lower-Tier REMIC Distribution Account] in error; and/or

●	late payment charges or accrued interest on a Mortgage Loan allocable to the default interest rate for such Mortgage Loan, to the extent permitted by law, excluding any interest calculated at the Mortgage Rate for the related Mortgage Loan;

(2)       if and to the extent not already included in clause (a) of this definition, [(i)] the aggregate amount allocable to the Mortgage Loans transferred from the REO Account to the Collection Account for such Distribution Date [and (ii) the remittance received on the Outside Serviced Mortgage Loans or the Issuing Entity’s interest in any related REO Property in the month of such Distribution Date, to the extent that each such transfer is made or such remittance is received by the close of business on the business day immediately preceding the related Master Servicer Remittance Date];

(3)       all Compensating Interest Payments made by the Master Servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the Master Servicer or the Trustee, as applicable, with respect to the Distribution Date (net of certain amounts that are due or reimbursable to persons other than the Certificateholders); and

(4)       with respect to each [Actual/360 Loan] and any Distribution Date occurring in each March (or February, if such Distribution Date is the final Distribution Date), the related Withheld Amounts as required to be deposited in the [Lower-Tier REMIC Distribution Account].

[IF CREDIT RISK RETENTION IS TO BE HELD IN WHOLE OR IN PART IN THE FORM OF A SINGLE VERTICAL SECURITY FOR PURPOSES OF REGULATION RR, DISCLOSURE WILL BE ADDED AS REGARDS HOW AVAILABLE FUNDS WILL BE ALLOCATED BETWEEN THE VERTICAL INTEREST AND THE OTHER CLASSES ENTITLED TO RECEIVE PAYMENTS FROM THE AVAILABLE FUNDS.]

The “Collection Period” for each Distribution Date [and any Mortgage Loan or Companion Loan will be the period commencing on the day immediately following the Due Date for such Mortgage Loan or Companion Loan in the month preceding the month in which that Distribution Date occurs (or the date that would have been the Due Date if such Mortgage Loan or Companion Loan had a Due Date in such preceding month) and ending on and including the Due Date for such Mortgage Loan or Companion Loan occurring in the month in which that Distribution Date occurs]. [Notwithstanding the foregoing, in the event that the last day of a Collection Period for any Distribution Date and any Mortgage Loan or Companion Loan is not a business day, any Periodic Payment received with respect to that Mortgage Loan or Companion Loan on the business day immediately following such last day will be deemed to have been received during such Collection Period and not during any other Collection Period].

“Due Date” means, with respect to each Mortgage Loan and Companion Loan, the date on which scheduled payments of principal, interest or both are required to be made by the related borrower [(without regard to any grace period)].

Priority of Distributions

On each Distribution Date, for so long as the Certificate Balances and Notional Amounts of the Principal Balance Certificate, the Interest-only Certificates and/or the Class [EC] Certificates have not all been reduced to zero, the Certificate Administrator is required to apply amounts on deposit in the Distribution Account [(excluding amounts relating to the Trust Subordinate Companion Loan)], to the extent of the Available Funds, in the following order of priority [DISCLOSE DISTRIBUTION PRIORITIES. SET FORTH BELOW IS AN EXAMPLE.]:

First, to the holders of the [APPLICABLE SENIOR CLASSES] Certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Distribution Amounts for those classes;

Second, to the holders of the [APPLICABLE SENIOR CLASSES] Certificates, in reduction of the Certificate Balances of those classes, in the following priority (prior to the Cross-Over Date):

(i)       [INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

Third, to the holders of the [APPLICABLE SENIOR CLASSES] Certificates, up to an amount equal to, and pro rata based upon, the aggregate unreimbursed Realized Losses previously allocated to each such class[, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class];

Fourth, to the Class [A] Trust Component and, thus, concurrently, to the holders of Class [A] Certificates, in respect of interest, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, and to the holders of the Class [EC] Certificates, in respect of interest, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component;

Fifth, after the Certificate Balances of the [APPLICABLE SENIOR CLASSES] Certificates have been reduced to zero, to the Class [A] Trust Component and, thus, concurrently, to the holders of the Class [A] Certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A] Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, and to the holders of the Class [EC] Certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component, until the Certificate Balance of the Class [A] Trust Component is reduced to zero;

Sixth, to the Class [A] Trust Component and, thus, concurrently, to the holders of the Class [A] Certificates, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, [plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, ]and to the holders of the Class [EC] Certificates, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, [plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component,] pro rata in proportion to their respective percentage interests in the Class [A] Trust Component;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSES FOURTH, FIFTH AND SIXTH FOR CLASSES OF CERTIFICATES EVIDENCING INTERESTS IN OTHER TRUST COMPONENTS];

Eighth, to the Class [__] Certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount of such class;

Ninth, to the Class [__] Certificates, in reduction of their Certificate Balance, up to an amount equal to the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, until their Certificate Balance is reduced to zero;

Tenth, to the Class [__] Certificates, up to an amount equal to the aggregate of unreimbursed Realized Losses previously allocated to such class[, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class];

Eleventh, [ADD SIMILAR CLAUSES TO CLAUSES EIGHTH, NINTH AND TENTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Twelfth, to the Class R Certificates, any remaining amounts.

Notwithstanding the foregoing, on each Distribution Date occurring on and after Cross-Over Date, regardless of the allocation of principal payments described in clause Second above, the Principal Distribution Amount for such Distribution Date is required to be distributed pro rata (based on their respective outstanding Certificate Balances), among the [APPLICABLE SENIOR CLASSES] Certificates, in reduction of their respective Certificate Balances. The “Cross-Over Date” means the first Distribution Date on which the Certificate Balances of the [Subordinate Certificates (calculated without giving effect to any exchange of the Exchangeable Certificates for Class [EC] Certificates) have all been previously reduced to zero as a result of the allocation of Realized Losses to those Certificates].

[IF CREDIT RISK RETENTION IS TO BE HELD IN WHOLE OR IN PART IN THE FORM OF A SINGLE VERTICAL SECURITY FOR PURPOSES OF REGULATION RR, THE FOREGOING DISTRIBUTIONS WILL BE ADJUSTED TO EXCLUDE AMOUNTS ALLOCABLE TO THE VERTICAL INTEREST.]

Reimbursement of previously allocated Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the class of Certificates in respect of which a reimbursement is made.

Pass-Through Rates

The interest rate (the “Pass-Through Rate”) applicable to each class of Certificates or any Trust Component (other than the Class R, Class [ARD] and [LOAN-SPECIFIC CLASS] Certificates) for any Distribution Date will equal the rates set forth below:

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] Certificates will be a per annum rate equal to the WAC Rate[, less [___]%].

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] Certificates will be a per annum rate equal to [ ]%.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] Certificates will be a per annum rate equal to [_____]%, subject to a maximum rate equal to the WAC Rate.

The Pass-Through Rate applicable to the [INTEREST-ONLY CLASS] Certificates for the initial Distribution Date will equal approximately [ ]% per annum.

The Pass-Through Rate for the [INTEREST-ONLY CLASS] Certificates for any Distribution Date will equal the excess, if any of (a) the WAC Rate for the related Distribution Date, over (b) the weighted average of the Pass-Through Rates on the [IDENTIFY APPLICABLE CLASSES] Certificates for such Distribution Date, weighted on the basis of their respective Certificate Balances (calculated without giving effect to any exchange and conversion of any Class [A], Class [B] and Class [C] Certificates for Class [EC] Certificates) immediately prior to that Distribution Date.

The Class [EC] Certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] Trust Components represented by the Class [EC] Certificates. The Pass-Through Rates on the Class [A], Class [B], and Class [C] Trust Components will at all times be the same as the Pass-Through Rate of the Class [A], Class [B], and Class [C] Certificates.

The Class [ARD] Certificates will not have a Pass-Through Rate or be entitled to distributions in respect of interest other than Excess Interest, if any, with respect to the ARD Loans.

The “WAC Rate” with respect to any Distribution Date is equal to the weighted average of the applicable Net Mortgage Rates of the Mortgage Loans [SPECIFY ANY APPLICABLE SUBSET OF THE MORTGAGE LOANS] as of the first day of the related Collection Period, weighted on the basis of their respective Stated Principal Balances immediately following the prior Distribution Date (or, in the case of the WAC Rate for the initial Distribution Date, as of the Closing Date).

The “Net Mortgage Rate” with respect to any Mortgage Loan is a per annum rate equal to the related Mortgage Rate minus the related Administrative Fee Rate. [Notwithstanding the foregoing, for purposes of calculating Pass-Through Rates and the WAC Rate, the Net Mortgage Rate of each Mortgage Loan that does not accrue interest on a 30/360 Basis for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of such Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months ( a “30/360 Basis”) in order to produce the aggregate amount of interest actually accrued (exclusive of default interest and Excess Interest) in respect of such Mortgage Loan during such one-month period at a per annum rate equal to the related Mortgage Rate minus the related Administrative Fee Rate. However, for purposes of calculating Pass-Through Rates and the WAC Rate, with respect to each Mortgage Loan that does not accrue interest on a 30/360 Basis, (i) the Net Mortgage Rate for the one-month period preceding the Due Dates in January and February in any year which is not a leap year and in February in any year which is a leap year (unless, in either case, the related Distribution Date is the final Distribution Date) will be determined based on the “aggregate amount of interest actually accrued”, as referred to above in the preceding sentence, being net of the related Withheld Amounts and (ii) the Net Mortgage Rate for the one-month period preceding the Due Date in March (or in February if the final Distribution Date occurs in such particular month of February) will be determined based on the “aggregate amount of interest actually accrued”, as referred to above in the preceding sentence, inclusive of any such Withheld Amounts. Also, for purposes of calculating Pass-Through Rates and the WAC Rate, the Net Mortgage Rate of any Mortgage Loan will be determined without regard to any modification, waiver or amendment of the terms of such Mortgage Loan, whether agreed to by the Master Servicer, the Special Servicer[, an outside servicer or an outside Special Servicer] or resulting from a bankruptcy, insolvency or similar proceeding involving the related borrower, and without regard to the related Mortgaged Property becoming an REO Property.

“Mortgage Rate” with respect to any Mortgage Loan [(including an Outside Serviced Mortgage Loan)] or any related Companion Loan is the per annum rate at which interest accrues on the Mortgage Loan or the related Companion Loan as stated in the related Mortgage Note or the promissory note evidencing such Companion Loan without giving effect to any default rate or Revised Rate.

[IF ANY CLASSES ARE FLOATING RATE CLASSES, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST, SUCH AS LIBOR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, AND/OR TREASURY BILL RATE]

Interest Distribution Amount

The “Interest Distribution Amount” with respect to any Distribution Date and any class of Principal Balance Certificates or Interest-Only Certificates or any Trust Component will equal (A) the sum of (i) the Interest Accrual Amount with respect to such class or Trust Component for such Distribution Date and (ii) the Interest Shortfall, if any, with respect to such class or Trust Component for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such class or Trust Component on such Distribution Date.

The “Interest Accrual Amount” with respect to any Distribution Date and any class of Principal Balance Certificates or Interest-Only Certificates or any Trust Component is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such class or Trust Component on the Certificate Balance or Notional Amount, as applicable, for such class or Trust Component immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on [30/360 Basis], except that interest on the [LOAN-SPECIFIC CLASS] Certificates will be calculated on an [Actual/360 Basis]. [THERE MAY BE OTHER INTEREST CALCULATION CONVENTIONS, SUCH AS ACTUAL/365, AND ACTUAL/ACTUAL]

An “Interest Shortfall” with respect to any Distribution Date for any class of Principal Balance Certificates or Interest-Only Certificates or any Trust Component is the [sum of (a) the] portion of the Interest Distribution Amount for such class or Trust Component remaining unpaid as of the close of business on the preceding Distribution Date[, and (b) to the extent permitted by applicable law, (i) other than in the case of the Interest-Only Certificates, one month’s interest on that amount remaining unpaid at the Pass-Through Rate applicable to such class or Trust Component for the current Distribution Date and (ii) in the case of a class of Interest-Only Certificates, one-month’s interest on that amount remaining unpaid at the WAC Rate for such Distribution Date].

The “Interest Accrual Period” for each Distribution Date will be [the calendar month prior to the month in which that Distribution Date occurs].

Principal Distribution Amount

The “Principal Distribution Amount” for any Distribution Date will be equal to [the sum of the following amounts:

(1)  the Scheduled Principal Distribution Amount for that Distribution Date,

(2)  the Unscheduled Principal Distribution Amount for that Distribution Date,

(3)  the Principal Shortfall, if any, for the prior Distribution Date; and,

provided, that the Principal Distribution Amount for any Distribution Date will be reduced, to not less than zero, by the amount of any reimbursements of:

(A)       Nonrecoverable Advances [(including any servicing advance with respect to an Outside Serviced Mortgage Loan under the related Outside Servicing Agreement)], together with interest on such Nonrecoverable Advances at the Reimbursement Rate, that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date, and

(B)       Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date, provided, further, that in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the Principal Distribution Amount for the Distribution Date related to the applicable one-month period in which such recovery occurs]. [IF SEPARATE CLASSES, INCLUDING ANY SINGLE VERTICAL SECURITY FOR PURPOSES OF REGULATION RR, ARE TO BE ALLOCATED SPECIFIC PORTIONS OF THE PRINCIPAL DISTRIBUTION AMOUNT, SUCH ALLOCATION TO BE INCLUDED.]

The “Scheduled Principal Distribution Amount” for each Distribution Date will equal the aggregate of the principal portions of (a) all Periodic Payments (excluding balloon payments) with respect to the Mortgage Loans due during or, if and to the extent not previously received or advanced and distributed to Certificateholders on a preceding Distribution Date, prior to the related Collection Period and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent paid by the related borrower [during the applicable one-month period ending on the related Determination Date] [(or, in the case of an Outside Serviced Mortgage Loan, received by the Master Servicer as of the business day preceding the Master Servicer Remittance Date)] or advanced by the Master Servicer or the Trustee, as applicable, and (b) all balloon payments with respect to the Mortgage Loans to the extent received [during the applicable one-month period ending on the related Determination Date] [(or, in the case of an Outside Serviced Mortgage Loan, received by the Master Servicer as of the business day preceding the Master Servicer Remittance Date), and to the extent not included in clause (a) above. The Scheduled Principal Distribution Amount from time to time will include all late payments of principal made by a borrower with respect to the Mortgage Loans, including late payments in respect of a delinquent balloon payment, received by the times described above in this definition, except to the extent those late payments are otherwise available to reimburse the Master Servicer or the Trustee, as the case may be, for prior P&I Advances, as described above.

The “Unscheduled Principal Distribution Amount” for any Distribution Date will equal the aggregate of: (a) all prepayments of principal received on the Mortgage Loans during the applicable one-month period ending on the related Determination Date [(or, in the case of the Outside Serviced Mortgage Loans, all principal prepayments received during the period that renders them includable in the Available Funds for such Distribution Date)]; and (b) any other collections (exclusive of payments by borrowers) received on the Mortgage Loans and, to the extent of the Issuing Entity’s interest therein, any REO Properties during the applicable one-month period ending on the related Determination Date [(or, in the case of an Outside Serviced Mortgage Loan or any interest in REO Property acquired with respect thereto, all such proceeds received during the period that renders them includable in the Available Funds for such Distribution Date)], whether in the form of liquidation proceeds, insurance proceeds, condemnation proceeds, net income, rents, and profits from any REO Property or otherwise, that were identified and applied by the Master Servicer [and/or, in the case of an Outside Serviced Mortgage Loan, the related outside servicer,] as recoveries of previously unadvanced principal of the related Mortgage Loan[, and, in the case of liquidation proceeds, insurance proceeds and condemnation proceeds, net of any Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related collection period, accrued interest on Advances and other additional expenses of the Issuing Entity incurred in connection with the related Mortgage Loan].

The “Principal Shortfall” for any Distribution Date means the amount, if any, by which (1) the Principal Distribution Amount for such Distribution Date exceeds (2) the aggregate amount actually distributed on such Distribution Date in respect of such Principal Distribution Amount.

The “Assumed Scheduled Payment” for any Collection Period and with respect to any Mortgage Loan (including the Outside Serviced Mortgage Loan) or Trust Subordinate Companion Loan, as the case may be, that is delinquent in respect of its balloon payment or any REO Mortgage Loan, is an amount equal to [the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Mortgage Loan on the related Due Date based on the constant payment required by such related Mortgage Note or the original amortization schedule of the Mortgage Loan or Trust Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate), if applicable, assuming the related balloon payment has not become due, after giving effect to any reduction in the principal balance occurring in connection with a modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of that Mortgage Loan, Trust Subordinate Companion Loan or REO Mortgage Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan) at its Mortgage Rate (net of interest at the applicable rate at which the Servicing Fee is calculated)].

[An “REO Mortgage Loan” is any Mortgage Loan as to which the related Mortgaged Property has become an REO Property [(including, in the case of an Outside Serviced Mortgage Loan, if the related Mortgaged Property has been acquired through foreclosure or deed-in-lieu of foreclosure under the related Outside Servicing Agreement)].]

[An “REO Companion Loan” is any Serviced Companion Loan as to which the related Mortgaged Property has become an REO Property.]

[An “REO Loan” is any REO Mortgage Loan or REO Companion Loan.]

Certain Calculations with Respect to Individual Mortgage Loans

[The “Stated Principal Balance” of each Mortgage Loan [and Trust Subordinate Companion Loan] will initially equal its Cut-off Date Balance (or in the case of a Qualified Substitute Mortgage Loan, the unpaid principal balance of such Mortgage Loan after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received) and, on each Distribution Date, will be reduced by an amount generally equal to all payments and other collections of principal on such Mortgage Loan [or Trust Subordinate Companion Loan] that are distributable on or advanced for such Distribution Date. With respect to any Companion Loan on any date of determination, the Stated Principal Balance will equal the unpaid principal balance of such Companion Loan as of such date. With respect to any Loan Combination on any date of determination, the Stated Principal Balance of such Loan Combination will be the sum of the Stated Principal Balance of the related Mortgage Loan and each related Companion Loan on such date. The Stated Principal Balance of a Mortgage Loan, Loan Combination or Trust Subordinate Companion Loan may also be reduced in connection with any modification that reduces the principal amount due on such Mortgage Loan, Trust Subordinate Companion Loan or Loan Combination, as the case may be, or any forced reduction of its actual unpaid principal balance imposed by a court presiding over a bankruptcy proceeding in which the related borrower is the debtor. See “Certain Legal Aspects of the Mortgage Loans”. If any Mortgage Loan, Loan Combination or Trust Subordinate Companion Loan is paid in full or the Mortgage Loan, Loan Combination or Trust Subordinate Companion Loan (or any Mortgaged Property acquired in respect of the Mortgage Loan, Loan Combination or Trust Subordinate Companion Loan) is otherwise liquidated, then, as of the Distribution Date that relates to the first Determination Date on or after which that payment in full or liquidation occurred and notwithstanding that a loss may have occurred in connection with any liquidation, the Stated Principal Balance of the Mortgage Loan, Loan Combination or Trust Subordinate Companion Loan will be zero.]

For purposes of calculating Pass-Through Rates and distributions on, and allocations of Realized Losses to, the Certificates, as well as for purposes of calculating the Servicing Fee, Certificate Administrator/Trustee Fee and Operating Advisor Fee payable each month, each REO Property (including any REO Property with respect to an Outside Serviced Mortgage Loan held pursuant to an Outside Servicing Agreement) will be treated as if there exists with respect to such REO Property an outstanding Mortgage Loan and, if applicable, each related Companion Loan (an “REO Loan”), and all references to Mortgage Loan or Companion Loan and pool of Mortgage Loans in this prospectus, when used in that context, will be deemed to also be references to or to also include, as the case may be, any REO Loans. Each REO Loan will generally be deemed to have the same characteristics as its actual predecessor Mortgage Loan or related Companion Loan, including the same fixed Mortgage Rate (and, accordingly, the same Net Mortgage Rate) and the same unpaid principal balance and Stated Principal Balance. Amounts due on the predecessor Mortgage Loan or related Companion Loan including any portion of it payable or reimbursable to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee, as applicable, will continue to be “due” in respect of the REO Loan; and amounts received in respect of the related REO Property, net of payments to be made, or reimbursement to the Master Servicer or Special Servicer for payments previously advanced, in connection with the operation and management of that property, generally will be applied by the Master Servicer as if received on the predecessor Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan.

With respect to each Serviced Loan Combination, no amounts relating to the related REO Property or REO Loan allocable to any related Companion Loan will be available for amounts due to the Certificateholders or to reimburse the Issuing Entity, other than in the limited circumstances related to Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to such Serviced Loan Combination incurred with respect to such Serviced Loan Combination in accordance with the [Pooling and Servicing Agreement].

With respect to an AB Loan Combination, no amounts relating to the related REO Property or REO Loan allocable to the Subordinate Companion Loan will be available for amounts due to the holders of the Pooled Certificates, other than indirectly in the limited circumstances related to reimbursement of Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to an AB Loan Combination incurred with respect to an AB Loan Combination in accordance with the [Pooling and Servicing Agreement].

Excess Interest

On each Distribution Date, the Certificate Administrator is required to distribute [__% of] any Excess Interest received with respect to the ARD Loan on or prior to the related Determination Date to the holders of the Class [ARD] Certificates [and the other __% of such Excess Interest to holders of the VRR Interest]. Excess Interest will not be available to make distributions to any other class of Certificates or to provide credit support for other classes of Certificates or offset any interest shortfalls or to pay any other amounts to any other party under the Pooling and Servicing Agreement.

Application Priority of Mortgage Loan Collections or Loan Combination Collections

Absent express provisions in the related Mortgage Loan documents (and, with respect to each Serviced Loan Combination, the related Co-Lender Agreement), all amounts collected by or on behalf of the Issuing Entity in respect of any Mortgage Loan in the form of payments from the related borrower, liquidation proceeds, condemnation proceeds or insurance proceeds (excluding, if applicable, in the case of each Serviced Loan Combination, any amounts payable to the holder(s) of the related Companion Loan(s) pursuant to the related Co-Lender Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the Pooling and Servicing Agreement, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid expenses of the Issuing Entity;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

Third, to the extent not previously allocated pursuant to clause First or Second above, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to clause Fifth below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause First or Second above, as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if the Mortgage Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

Seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

Eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Ninth, as a recovery of any late payment charges and default interest then due and owing under such Mortgage Loan;

Tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal and other than, if applicable, accrued and unpaid Excess Interest (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees);

Twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and

Thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest,

provided that, to the extent required under the REMIC provisions of the Code, payments or proceeds received (or receivable by exercise of the lender’s rights under the related Mortgage Loan documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan-to-value ratio of the related Mortgage Loan or Serviced Loan Combination exceeds 125%, or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any) must be collected and allocated to reduce the principal balance of the Mortgage Loan or Serviced Loan Combination in the manner permitted by such REMIC provisions.

Collections by or on behalf of the Issuing Entity in respect of any REO Property (exclusive of the amounts to be allocated to the payment of the costs of operating, managing, leasing, maintaining and disposing of such REO Property and, if applicable, in the case of each Serviced Loan Combination, exclusive of any amounts payable to the holder(s) of the related Companion Loan(s), as applicable, pursuant to the related Co-Lender Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the related Pooling and Servicing Agreement, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid expenses of the Issuing Entity with respect to the related Mortgage Loan;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

Third, to the extent not previously allocated pursuant to clause First or Second above, as a recovery of accrued and unpaid interest on the related Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the applicable Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause Fifth below or clause Fifth of the prior paragraph on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause First or Second above, as a recovery of principal of the related Mortgage Loan to the extent of its entire unpaid principal balance;

Fifth, as a recovery of accrued and unpaid interest on the related Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth or clause Fifth of the prior paragraph on earlier dates);

Sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under the related Mortgage Loan;

Seventh, as a recovery of any late payment charges and default interest then due and owing under such Mortgage Loan;

Eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than, if applicable, accrued and unpaid Excess Interest (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees); and

Tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

Allocation of Yield Maintenance Charges and Prepayment Premiums

On each Distribution Date, yield maintenance charges, if any, collected in respect of the Mortgage Loans during the related Collection Period will be required to be distributed by the Certificate Administrator to the holders of the [APPLICABLE CLASSES] Certificates in the following manner: [SPECIFY ALLOCATION METHODOLOGY]

No yield maintenance charge will be distributed to the holders of the [APPLICABLE CLASSES], Class R or Class [ARD] Certificates. After the Certificate Balances of the [APPLICABLE CLASSES] Certificates (and Trust Components) have been reduced to zero, [__% of] all yield maintenance charges with respect to the Mortgage Loans will be distributed to the holders of the [APPLICABLE CLASS] Certificates[, regardless of whether the Notional Amount of such class of Certificates has been reduced to zero][, and __% of such yield maintenance charges will be distributed to holders of the VRR Interest].

Any yield maintenance charges payable in respect of the Trust Subordinate Companion Loan will be distributed to the [LOAN-SPECIFIC CLASS] Certificates.

For a description of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Certain Legal Aspects of the Mortgage Loans—Default Interest and Limitations on Prepayments”.

Assumed Final Distribution Date; Rated Final Distribution Date

The “Assumed Final Distribution Date” with respect to any class of Certificates is the Distribution Date on which the Certificate Balance or Notional Amount of that class of Certificates would be reduced to zero based on a 0% CPR prepayment rate and the Modeling Assumptions. The Assumed Final Distribution Date with respect to each class of Offered Certificates will in each case be as follows:

Class Designation	Assumed Final Distribution Date

The Assumed Final Distribution Dates set forth above were calculated without regard to any delays in the collection of balloon payments and without regard to delinquencies, defaults or liquidations. Accordingly, in the event of defaults on the Mortgage Loans, the actual final Distribution Date for one or more classes of the Offered Certificates may be later, and could be substantially later, than the related Assumed Final Distribution Date(s).

In addition, the Assumed Final Distribution Dates set forth above were calculated assuming no prepayments of principal (other than the repayment in full of each [ARD Loan] on its Anticipated Repayment Date. Because the rate of payment (including prepayments) of the Mortgage Loans may exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the actual final Distribution Date for one or more classes of the Offered Certificates may be earlier, and could be substantially earlier, than the related Assumed Final Distribution Date(s). The rate of payments (including prepayments) on the Mortgage Loans will depend on the characteristics of the Mortgage Loans, as well as on the prevailing level of interest rates and other economic factors, and we cannot assure you as to actual payment experience.

The “Rated Final Distribution Date” for each class of Offered Certificates will be the Distribution Date in [_________]. See “Ratings”.

Prepayment Interest Shortfalls

If a borrower prepays a Mortgage Loan or Serviced Loan Combination in whole or in part, after the due date but on or before the Determination Date in any calendar month, the amount of interest (net of related Servicing Fees and any Excess Interest) accrued on such prepayment from such due date to, but not including, the date of prepayment (or any later date through which interest accrues) will, to the extent actually collected (without regard to any prepayment premium or yield maintenance charge actually collected) constitute a “Prepayment Interest Excess” Conversely, if a borrower prepays a Mortgage Loan or Serviced Loan Combination (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Co-Lender Agreement) in whole or in part after the Determination Date in any calendar month and does not pay interest on such prepayment through the following Due Date, then the shortfall in a full month’s interest (net of related Servicing Fees and any Excess Interest) on such prepayment will constitute a “Prepayment Interest Shortfall”. Prepayment Interest Shortfalls for each Distribution Date with respect to the AB Loan Combination will generally be allocated [first to the related Subordinate Companion Loan and then to the related Mortgage Loan]. Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Outside Serviced Mortgage Loans) and any related Serviced Companion Loan, will be retained by the Master Servicer as additional servicing compensation.

The Master Servicer will be required to deliver to the Certificate Administrator for deposit in the Distribution Account (other than the portion of any Compensating Interest Payment described below that is allocable to a Serviced Companion Loan) on each Master Servicer Remittance Date, without any right of reimbursement thereafter, a cash payment (a “Compensating Interest Payment”) in an amount, with respect to each Mortgage Loan (other than an Outside Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan, equal to [the lesser of:

(i)	the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans (other than the Outside Serviced Mortgage Loans) and any related Serviced Pari Passu Companion Loan (in each case other than a Specially Serviced Loan or a Mortgage Loan or any related Serviced Pari Passu Companion Loan on which the Special Servicer allowed a prepayment on a date other than the applicable Due Date) for the related Distribution Date, and

(ii)	the aggregate of (A) that portion of the Master Servicer’s Servicing Fees for the related Distribution Date that is, in the case of each Mortgage Loan, Serviced Pari Passu Companion Loan and REO Loan for which such Servicing Fees are being paid in such Collection Period, calculated at a rate of [__]% per annum, (B) all Prepayment Interest Excesses received by the Master Servicer during such Collection Period with respect to the Mortgage Loans (and, so long as a Loan Combination is serviced under the Pooling and Servicing Agreement, any related Serviced Pari Passu Companion Loan) subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the Master Servicer for such Collection Period received by the Master Servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced Pari Passu Companion Loan, as applicable, subject to such prepayment. In no event will the rights of the Certificateholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative].

[If a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the Master Servicer allowing the related borrower to deviate (a “Prohibited Prepayment”) from the terms of the related Mortgage Loan documents regarding principal prepayments (other than (w) if the Mortgage Loan is an Outside Serviced Mortgage Loan, (x) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Loan, (y) pursuant to applicable law or a court order or otherwise in such circumstances where the Master Servicer is required to accept such principal prepayment in accordance with the Servicing

Standard, Special Servicer or (z) in connection with the payment of any insurance proceeds or condemnation awards), then for purposes of calculating the Compensating Interest Payment for the related Distribution Date, Master Servicer will pay, without regard to clause (ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan otherwise described in clause (i) above in connection with such Prohibited Prepayments.]

[With respect to the Trust Subordinate Companion Loan, the Master Servicer will be required to make Compensating Interest Payments in an amount equal to the lesser of: (A) the amount of Prepayment Interest Shortfall incurred in connection with voluntary principal prepayments received in respect of the Subordinate Companion Loan, so long as it is not a Specially Serviced Loan or the Special Servicer did not allow a prepayment on a date other than the applicable Due Date for the related Distribution Date, and (B) the Servicing Fee for the Subordinate Companion Loan, and the related Distribution Date (calculated at [___]% per annum).]

Compensating Interest Payments with respect to the Serviced Loan Combinations will be allocated among the related Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with their respective principal amounts, and the Master Servicer will be required to pay the portion of such Compensating Interest Payments allocable to the related Serviced Pari Passu Companion Loan to the holder thereof.

The aggregate of any Prepayment Interest Shortfalls resulting from any principal prepayments made on the Mortgage Loans to be included in the Available Funds for any Distribution Date that are not covered by the Master Servicer’s Compensating Interest Payment for the related Distribution Date [or, in the case of an Outside Serviced Mortgage Loan, the portion of any compensating interest payments allocable to such Outside Serviced Mortgage Loan to the extent received from the related outside servicer] (the aggregate of the Prepayment Interest Shortfalls that are not so covered, as to the related Distribution Date, the “Excess Prepayment Interest Shortfall”) will be allocated on that Distribution Date among each class of [APPLICABLE CLASSES] Certificates and the Trust Components as follows: [ALLOCATION TO BE SPECIFIED]. [Shortfalls allocable to the Trust Subordinate Companion Loan as a result of Prepayment Interest Shortfalls not covered by Compensating Interest Payments will be allocated to the [LOAN-SPECIFIC CLASS] Certificates.]

Subordination; Allocation of Realized Losses

The rights of holders of the Subordinate Certificates to receive distributions of amounts collected or advanced on the Mortgage Loans will be subordinated, to the extent described in this prospectus, to the rights of holders of the Senior Certificates. In particular, the rights of the holders of the [SUBORDINATE CLASSES] Certificates to receive distributions of interest and principal, as applicable, will be subordinated to such rights of the holders of the Senior Certificates. The Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] and Class [EC] Certificates) will likewise be protected by the subordination of the Class [B] and Class [C] Trust Components and the [OTHER SUBORDINATE CLASSES] Certificates. [INCLUDE SIMILAR LANGUAGE FOR OTHER OFFERED CLASSES.]

This subordination will be effected in two ways: (i) by the preferential right of the holders of a class of Certificates and the Trust Components to receive on any Distribution Date the amounts of interest and/or principal distributable to them prior to any distribution being made on such Distribution Date in respect of any classes of Certificates or Trust Components subordinate to that class or Trust Component (as described above under “—Distributions—Priority of Distributions”) and (ii) by the allocation of Realized Losses to classes of Certificates or Trust Components that are subordinate to more senior classes or Trust Components, as described below.

[No other form of credit support will be available for the benefit of the Offered Certificates or related Trust Components.] [IF OTHER CREDIT SUPPORT IS TO BE PROVIDED IN ADDITION TO OR IN LIEU OF SUBORDINATION, see [“Description of the Derivatives Instrument.”]

[Prior to the Cross-Over Date, allocation of principal on any Distribution Date will be made first, to the [APPLICABLE SENIOR CLASS] Certificates until their Certificate Balance has been reduced to the [APPLICABLE SENIOR CLASS] Certificates until their Certificate Balance has been reduced to zero, and second, to the [APPLICABLE SENIOR CLASS] Certificates, until their Certificate Balance has been reduced to zero. On or after the Cross-Over Date, allocation of principal will be made to the [APPLICABLE SENIOR CLASSES] Certificates that are still outstanding, pro rata, until their Certificate Balances have been reduced to zero. See “—Distributions—Priority of Distributions” above.]

[Allocation to the [APPLICABLE SENIOR CLASSES] Certificates, for so long as they are outstanding, of the entire Principal Distribution Amount for each Distribution Date will have the effect of reducing the aggregate Certificate Balance of the [APPLICABLE CLASSES] Certificates at a proportionately faster rate than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the [APPLICABLE CLASSES] Certificates, the percentage interest in the Issuing Entity evidenced by the [APPLICABLE CLASSES] Certificates will be decreased (with a corresponding increase in the percentage interest in the Issuing Entity evidenced by the Subordinate Certificates), thereby increasing, relative to their respective Certificate Balances, the subordination afforded to the [APPLICABLE SENIOR CLASSES] Certificates by the Subordinate Certificates.]

[Following retirement of the [SENIOR CLASSES] Certificates, the successive allocation on each Distribution Date of the remaining Principal Distribution Amount to the [SUBORDINATE CLASSES] Certificates, in that order, in each case for so long as the subject Certificates are outstanding, will provide a similar, but diminishing benefit to those Certificates (other than to Class [__] Certificates) as to the relative amount of subordination afforded by the outstanding classes of Certificates with later sequential designations.]

[ALTERNATIVE ALLOCATIONS OF PRINCIPAL TO BE DISCUSSED.]

On each Distribution Date, immediately following the distributions to be made to the Certificateholders on that date, the Certificate Administrator is required to calculate [the amount, if any, by which (i) the aggregate Stated Principal Balance (for purposes of this calculation only, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the Master Servicer, the Special Servicer or the Trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Loans (but in each case, excluding any Companion Loan or Trust Subordinate Companion Loan) expected to be outstanding immediately following that Distribution Date is less than (ii) the then aggregate Certificate Balance of the Principal Balance Certificates and Trust Components after giving effect to distributions of principal on that Distribution Date] (any such deficit, a “Realized Loss”). The Certificate Administrator will be required to allocate any Realized Losses among the respective classes of Subordinate Certificates [(other than the Class [__] Certificates)] and the Trust Components [(other than the Class [__] Trust Component)] in the following order, until the Certificate Balance of each such class and/or Trust Component is reduced to zero:

first, to the Class [__] Certificates;

second, to the Class [__] Certificates;

third, to the Class [__] Certificates;

fourth, to the Class [__] Trust Component (and correspondingly, to the Class [__] Certificates and the Class [EC] Certificates, pro rata based on their respective percentage interests in the Class [__] Trust Component); and

fifth, to the Class [__] Trust Component (and correspondingly, to the Class [__] Certificates and the Class [EC] Certificates, pro rata based on their respective percentage interests in the Class [__] Trust Component);

[ADDITIONAL CLAUSES TO BE ADDED AS APPLICABLE].

Following the reduction of the Certificate Balances of all classes of Subordinate Certificates and Trust Components to zero, the Certificate Administrator will be required to allocate Realized Losses among the Senior Certificates (other than the [INTEREST-ONLY CLASSES] Certificates), pro rata, based upon their respective Certificate Balances, until their respective Certificate Balances have been reduced to zero.

Realized Losses will not be allocated to the Class [ARD] Certificates or the Class R Certificates and will not be directly allocated to the [INTEREST-ONLY CLASSES] Certificates. However, the Notional Amounts of the classes of [INTEREST-ONLY CLASSES] Certificates will be reduced if the related classes of Principal Balance Certificates and/or Trust Components are reduced by such Realized Losses. [Realized Losses will not be allocated to the [LOAN-SPECIFIC CLASS] Certificates; however, losses on the Trust Subordinate Comparison Loan will be.]

[ALTERNATIVE ALLOCATIONS OF REALIZED LOSSES, INCLUDING ALLOCATING A SPECIFIED PERCENTAGE OF EACH REALIZED LOSS TO A SINGLE VERTICAL SECURITY FOR REGULATION RR PURPOSES OR ALLOCATING PARTICULAR REALIZED LOSSES TO DIFFERENT CLASSES BASED ON THE UNDERLYING MORTGAGE LOAN INVOLVED OR THE CAUSE OF THE LOSS, TO BE REFLECTED.]

In general, Realized Losses could result from the occurrence of: (1) losses and other shortfalls on or in respect of the Mortgage Loans, including as a result of defaults and delinquencies on the related Mortgage Loans, Nonrecoverable Advances made in respect of the Mortgage Loans, the payment to the Special Servicer [or an outside Special Servicer] of any compensation as described in “The Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, and the payment of interest on Advances and certain servicing expenses; and (2) certain unanticipated, non-Mortgage Loan specific expenses of the Issuing Entity, including certain reimbursements to the Certificate Administrator or Trustee as described under “Transaction Parties—The Trustee” or “—The Certificate Administrator”, and certain federal, state and local taxes, and certain tax-related expenses, payable out of the Issuing Entity, as described under “Material Federal Income Tax Considerations”.

[A class of Offered Certificates or a Trust Component will be considered outstanding until its Certificate Balance or Notional Amount is reduced to zero, except that the Class [ARD] Certificates will be considered outstanding so long as holders of such Certificates are entitled to receive Excess Interest and the Class [__] Certificates will be considered outstanding so long as holders of such Certificates are entitled to receive yield maintenance charges and prepayment premiums.] However, notwithstanding a reduction of its Certificate Balance to zero, reimbursements of any previously allocated Realized Losses are required thereafter to be made to a class of Principal Balance Certificates in accordance with the payment priorities set forth in “—Distributions—Priority of Distributions” above.

Reports to Certificateholders; Certain Available Information

Certificate Administrator Reports

On each Distribution Date, the Certificate Administrator will be required to provide or make available to each Certificateholder of record a Distribution Date statement in the form of Annex B and providing all applicable information required under Regulation AB relating to distributions made on that date for the relevant class and the recent status of the Mortgage Loans.

In addition, the Certificate Administrator will include (to the extent it receives such information from the applicable person) (i) the identity of any Mortgage Loans permitting additional debt, identifying (A) the amount of any additional debt incurred during the related Collection Period, (B) the total DSCR calculated on the basis of the Mortgage Loan and such additional debt and (C) the aggregate loan-to-value ratio calculated on the basis of the Mortgage Loan and the additional debt in each applicable Form 10-D filed on behalf of the Issuing Entity and (ii) the beginning and ending account balances for each of the Securitization Accounts (for the applicable period) in each Form 10-D filed on behalf of the Issuing Entity.

Within a reasonable period of time after the end of each calendar year, [upon request,] the Certificate Administrator is required to furnish to each person or entity who at any time during the calendar year was a holder of a Certificate, a statement containing information (i) the amount of the distribution on each Distribution Date in reduction of the related Certificate Balance (if any), and (ii) the amount of the distribution on each Distribution Date of the applicable Interest Distribution Amount, in each case, as to the applicable class, aggregated for the related calendar year or applicable partial year during which that person was a Certificateholder, together with any other information that the Certificate Administrator deems necessary or desirable, or that a Certificateholder or Certificate Owner reasonably requests, to enable Certificateholders to prepare their tax returns for that calendar year. This obligation of the Certificate Administrator will be deemed to have been satisfied to the extent that substantially comparable information will be provided by the Certificate Administrator pursuant to any requirements of the Code as from time to time are in force.

In addition, the Certificate Administrator will provide or make available, to the extent received from the applicable person, on each Distribution Date to each Privileged Person the following reports (other than clause (1)

below, the “CREFC® Reports”) prepared by the Master Servicer, the Certificate Administrator or the Special Servicer, as applicable, substantially in the forms provided in the Pooling and Servicing Agreement (which forms are subject to change) and including substantially the following information:

(i)       a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Annex A in the tables under the caption “Mortgage Pool Information”, calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the Master Servicer and by the Master Servicer to the Certificate Administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex B;

(ii)      a CRE Finance Council (“CREFC®”) delinquent loan status report;

(iii)     a CREFC® historical loan modification/forebearance and corrected mortgage loan report;

(iv)      a CREFC® advance recovery report;

(v)       a CREFC® total loan report;

(vi)      a CREFC® operating statement analysis report;

(vii)     a CREFC® comparative financial status report;

(viii)    a CREFC® net operating income adjustment worksheet;

(ix)     a CREFC® real estate owned status report;

(x)      a CREFC® servicer watch list;

(xi)     a CREFC® loan level reserve and letter of credit report;

(xii)     a CREFC® property file;

(xiii)    a CREFC® financial file;

(xiv)    a CREFC® loan setup file; and

(xv)     a CREFC® loan periodic update file.

The Master Servicer or the Special Servicer, as applicable, may omit any information from these reports that the Master Servicer or the Special Servicer regards as confidential[, so long as such information is not required to be disclosed[pursuant to Item 1125 of Regulation AB]]. Subject to any potential liability for willful misconduct, bad faith or negligence as described under “The Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, none of the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower or another party to the Pooling and Servicing Agreement or a party under an Outside Servicing Agreement that is included in any reports, statements, materials or information prepared or provided by it. Some information will be made available to Certificateholders by electronic transmission as may be agreed upon between the Depositor and the Certificate Administrator.

Before each Distribution Date, the Master Servicer will deliver to the Certificate Administrator by electronic means various CREFC® Reports, including:

●	a CREFC® property file;

●	a CREFC® financial file; and

●	a CREFC® loan periodic update file.

In addition, the Master Servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) or applicable Special Servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, is also required to prepare the following for each Mortgaged Property and REO Property related to a Serviced Mortgage Loan:

●	Within 30 days after receipt of a quarterly operating statement, if any, commencing with respect to the quarterly operating statement for the quarter ending [__________], a CREFC® operating statement analysis report but only to the extent the related borrower is required by the Mortgage Loan documents to deliver and does deliver, or otherwise agrees to provide and does provide, that information, for the Mortgaged Property or REO Property as of the end of that calendar quarter, provided, however, that any analysis or report with respect to the first calendar quarter of each year will not be required to the extent provided in the then current applicable CREFC® guidelines (it being understood that as of the date of this prospectus, the applicable CREFC® guidelines provided that such analysis or report with respect to the first calendar quarter (in each year) is not required for a Mortgaged Property unless such Mortgaged Property is analyzed on a trailing 12 month basis, or if the related Mortgage Loan [(other than an Outside Serviced Mortgage Loan)] is on the CREFC® Servicer Watch List). The Master Servicer (with respect to Mortgage Loans that are not Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will deliver to the Certificate Administrator, the Operating Advisor and each holder of a Serviced Companion Loan by electronic means the operating statement analysis upon request.

●	Within 30 days after receipt by the Special Servicer (with respect to Specially Serviced Loans and REO Properties) or the Master Servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) of any annual operating statements or rent rolls, commencing with respect to the annual operating statement for the calendar year ending December 31, [____], a CREFC® net operating income adjustment worksheet, but only to the extent the related borrower is required by the mortgage to deliver and does deliver, or otherwise agrees to provide and does provide, that information, presenting the computation made in accordance with the methodology described in the Pooling and Servicing Agreement to “normalize” the full year net operating income and debt service coverage numbers used by the Master Servicer to satisfy its reporting obligations described above. Such Special Servicer or the Master Servicer will deliver to the Certificate Administrator, the Operating Advisor and each holder of a related Serviced Companion Loan by electronic means the CREFC® net operating income adjustment worksheet upon request.

Certificate Owners and any holder of a Serviced Companion Loan who are also Privileged Persons may also obtain access to any of the Certificate Administrator reports upon request and pursuant to the provisions of the Pooling and Servicing Agreement. Otherwise, until the time Definitive Certificates are issued to evidence the Certificates, the information described above will be available to the related Certificate Owners only if DTC and its participants provide the information to the Certificate Owners. See “Risk Factors—Book-Entry Registration Will Mean You Will Not Be Recognized as a Holder of Record”.

“Privileged Person” includes the [Depositor and its designees, the initial purchasers, the underwriters, the Mortgage Loan Sellers, the Master Servicer, the Special Servicer, the Excluded Mortgage Loan Special Servicer, the Trustee, the Certificate Administrator, any additional servicer designated by the Master Servicer or the Special Servicer, the Directing Holder (but, in the case of the Controlling Class Representative, only for so long as a Consultation Termination Event does not exist), the Operating Advisor, any affiliate of the Operating Advisor designated by the Operating Advisor, the Asset Representations Reviewer, any affiliate of the Asset Representations Reviewer designated by the Asset Representations Reviewer, any holder of a Companion Loan who provides an applicable Investor Certification (subject to the next sentence and the proviso to this sentence), any other person who provides the Certificate Administrator with an applicable Investor Certification (subject to the next sentence and the proviso to this sentence), any Rating Agency, and any other nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (“NRSRO”) that delivers a NRSRO Certification to the Certificate Administrator; provided, that in no event will an Excluded Controlling Class Holder be entitled to Excluded Information with respect to an Excluded Controlling Class Mortgage Loan with respect to which it is a Borrower Party (but this exclusion will not apply to any other Mortgage Loan). In no event will a Borrower Party be considered a Privileged Person; provided that the foregoing will not be applicable to, nor limit, an Excluded Controlling Class Holder’s right to access information with respect to any Mortgage Loan other than Excluded Information with respect to a related Excluded Controlling Class Mortgage Loan.]

[The Controlling Class Representative, each Controlling Class Certificateholder and the Special Servicer will be considered a Privileged Person with respect to any Mortgage Loans or Serviced Loan Combinations for which it is not then a Borrower Party, and the limitations on access to information set forth in the Pooling and Servicing Agreement will apply only with respect to the related Mortgage Loan for which the applicable party is a Borrower Party and only with respect to the related Excluded Information (in the case of the Controlling Class Representative or a Controlling Class Certificateholder) or the related Excluded Special Servicer Information (in the case of the Special Servicer).]

“Investor Certification” means [a certificate, substantially in one of the forms attached to the Pooling and Servicing Agreement or provided electronically by the Certificate Administrator, representing that the person executing the certificate is a Certificateholder, a Certificate Owner or a prospective purchaser of a Certificate (or any investment advisor or manager of the foregoing), the Controlling Class Representative (to the extent the Controlling Class Representative is not a Certificateholder or a Certificate Owner) or a Serviced Companion Loan Holder or its representative, and that (i) for purposes of obtaining certain information and notices (including access to information and notices on the Certificate Administrator’s website), (A) (1) in the case such person is neither the Controlling Class Representative nor a Controlling Class Certificateholder, such person is or is not a Borrower Party or (2) in the case of the Controlling Class Representative or any Controlling Class Certificateholder, such person is or is not a Borrower Party as to any identified Excluded Controlling Class Mortgage Loan and (B) except in the case of a Serviced Companion Loan Holder or its representative, such person has received a copy of this prospectus, and/or (ii) for purposes of exercising Voting Rights (which does not apply to a prospective purchaser of a Certificate or a Serviced Companion Loan Holder or its representative), (A) (1) such person is not a Borrower Party or (2) in the case of the Controlling Class Representative or any Controlling Class Certificateholder, such person is a Borrower Party as to any identified Excluded Controlling Class Mortgage Loan, (B) such person is or is not the Depositor, the Master Servicer, the Special Servicer, an Excluded Mortgage Loan Special Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, a Mortgage Loan Seller or an affiliate of any of the foregoing and (C) such person has received a copy of this prospectus. Notwithstanding any provision to the contrary in this prospectus, the Certificate Administrator will not have any obligation to restrict access by the Special Servicer or any Excluded Mortgage Loan Special Servicer to any information on the Certificate Administrator’s website related to any Excluded Special Servicer Mortgage Loan.]

[For the avoidance of doubt if a Borrower Party is the Controlling Class Representative or a Controlling Class Certificateholder, such person (A) will be prohibited from having access to the Excluded Information solely with respect to the related Excluded Controlling Class Mortgage Loan and (B) will not be permitted to exercise voting or control, consultation and/or special servicer appointment rights as a member of the Controlling Class solely with respect to the related Excluded Controlling Class Mortgage Loan.]

A “Certificateholder” is the person in whose name a Certificate is registered in the certificate register maintained pursuant to the Pooling and Servicing Agreement [(including, solely for the purposes of distributing reports, statements or other information pursuant to the Pooling and Servicing Agreement, beneficial owners of Certificates or potential transferees of Certificates to the extent the person distributing such information has been provided with an appropriate Investor Certification by or on behalf of such beneficial owner or potential transferee), provided, however, that (a) solely for the purpose of giving any consent, approval or waiver or taking any action pursuant to the Pooling and Servicing Agreement (including voting on amendments to the Pooling and Servicing Agreement) that specifically relates to the rights, duties, compensation or termination of, and/or any other matter specifically involving, the Depositor, the Master Servicer, the Special Servicer, any Excluded Mortgage Loan Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, any Mortgage Loan Seller or any person known to a responsible officer of the certificate registrar to be an affiliate of any such party, any Certificate registered in the name of or beneficially owned by such party or any affiliate thereof will be deemed not to be outstanding and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval or waiver or take any such action has been obtained, (b) solely for the purpose of giving any consent, approval or waiver or taking any action pursuant to the Pooling and Servicing Agreement, any Certificate beneficially owned by a Borrower Party will be deemed not to be outstanding and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval or waiver or take any such action has been obtained (provided, that notwithstanding the foregoing, for purposes of exercising any rights it may have solely as a member of the Controlling Class, any Controlling Class Certificate owned by an Excluded Controlling Class Holder will be deemed not to be outstanding as to such holder solely with respect to any related Excluded Controlling Class Mortgage Loan), and (c) if the Master Servicer, the Special Servicer or an affiliate of the Master Servicer or the Special Servicer is a member of the Controlling Class, it will be permitted to act in such capacity and exercise all rights under the Pooling and Servicing Agreement bestowed upon the Controlling Class (other than, with respect to any Excluded Controlling Class Mortgage Loan with respect to which such party is an Excluded Controlling Class Holder, as described above). For the avoidance of doubt, nothing contained in this definition will preclude the Special Servicer from performing its duties and exercising its rights in its capacity as Special Servicer under the Pooling and Servicing Agreement other than with respect to an Excluded Special Servicer Mortgage Loan.]

[A “Certificate Owner” is the beneficial owner of a Certificate held in book-entry form.]

“Non-Reduced Certificates” means, as of any date of determination, any [Class of Principal Balance Certificates] [Class of Certificates (other than the Class R and Class X Certificates)] then outstanding for which (a) (1) the initial Certificate Balance of such Class of Certificates minus (2) the sum (without duplication) of (x) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the Certificateholders of such Class of Certificates, (y) any Appraisal Reduction Amounts allocated to such Class of Certificates as of the date of determination and (z) any Realized Losses previously allocated to such Class of Certificates, is equal to or greater than (b) 25% of the remainder of (i) the initial Certificate Balance of such Class of Certificates less (ii) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the Certificateholders of such Class of Certificates; provided that for purposes of this definition, the Class A-S Certificates and the Class [EC] Component A-S will be considered as if they together constitute a single “Class” of Certificates, the Class B Certificates and the Class [EC] Component B will be considered as if they together constitute a single “Class” of Certificates, the Class C Certificates and the Class [EC] Component C will be considered as if they together constitute a single “Class” of Certificates, and the Class [EC] Certificates will be Non-Reduced Certificates only with respect to each component thereof that is part of a “Class” of Non-Reduced Certificates determined as described in this proviso.

“NRSRO Certification” means a certification executed by an NRSRO (other than a Rating Agency) in favor of the 17g-5 Information Provider that states that such NRSRO has provided the Depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 under the Exchange Act (“Rule 17g-5”) and that such NRSRO will keep any information obtained from the Rule 17g-5 website confidential except to the extent such information has been made available to the general public.

[Under the Pooling and Servicing Agreement, with respect to a Subordinate Companion Loan, the Master Servicer or the Special Servicer, as applicable, is required to provide to the holder of such Subordinate Companion Loan or [Loan Specific Directing Certificateholder], as applicable, certain other reports, copies and information relating to an AB Loan Combination. In addition, under the Pooling and Servicing Agreement, the Master Servicer or the Special Servicer, as applicable, is required to provide to the holders of any Pari Passu Companion Loan (or their designee including any master servicer or special servicer) certain other reports, copies and information relating to the related Serviced Loan Combination to the extent required under the related Co-Lender Agreement.]

Certain information concerning the Mortgage Loans and the Certificates, including the Distribution Date statements, CREFC® Reports and supplemental notices with respect to such Distribution Date statements and CREFC® Reports, may be provided by the Certificate Administrator to certain market data providers, such as [__________], pursuant to the terms of the Pooling and Servicing Agreement.

[Upon the reasonable request of any Certificateholder that has delivered an appropriate Investor Certification, the Master Servicer may provide (or forward electronically) at the expense of such Certificateholder copies of any appraisals, operating statements, rent rolls and financial statements obtained by the Master Servicer; provided, that in connection with such request, the Master Servicer may require a written confirmation executed by the requesting person substantially in such form as may be reasonably acceptable to the Master Servicer, generally to the effect that such person will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder may have under the Pooling and Servicing Agreement. Certificateholders will not, however, be given access to or be provided copies of, any Mortgage Files or Diligence Files.]

Information Available Electronically

The Certificate Administrator will make available to any Privileged Person via the Certificate Administrator’s website (and will make available to the general public this prospectus, Distribution Date statements, the Pooling and Servicing Agreement, the Mortgage Loan Purchase Agreements and the SEC EDGAR filings referred to below:

●	the following “deal documents”:

●	this prospectus;

●	the Pooling and Servicing Agreement, each sub-servicing agreement delivered to the Certificate Administrator from and after the Closing Date, if any, and the Mortgage Loan Purchase Agreements and any amendments and exhibits to those agreements; and

●	the CREFC® loan setup file delivered to the Certificate Administrator by the Master Servicer;

●	the following “SEC EDGAR filings”:

●	any reports on Forms 10-D, 10-K, 8-K and ABS-EE that have been filed by the Certificate Administrator with respect to the Issuing Entity through the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system;

●	the following documents, which will be made available under a tab or heading designated “periodic reports”:

●	the Distribution Date statements;

●	the CREFC® bond level files;

●	the CREFC® collateral summary files;

●	the CREFC® Reports, other than the CREFC® loan setup file (provided that they are received by the Certificate Administrator); and

●	the annual reports prepared by the Operating Advisor;

●	the following documents, which will be made available under a tab or heading designated “additional documents”:

●	the summary of any Final Asset Status Report as provided by the Special Servicer;

●	any Third Party Reports (or updates of Third Party Reports) delivered to the Certificate Administrator in electronic format; and

●	any notice of the determination of an Appraisal Reduction Amount with respect to any Mortgage Loan, including the related CREFC® appraisal reduction template;

●	the following documents, which will be made available under a tab or heading designated “special notices”:

●	notice of any release based on an environmental release under the Pooling and Servicing Agreement;

●	notice of any waiver, modification or amendment of any term of any Mortgage Loan;

●	notice of final payment on the Certificates;

●	all notices of the occurrence of any Servicer Termination Event received by the Certificate Administrator or any notice to Certificateholders of the termination of the Master Servicer or the Special Servicer;

●	any notice of resignation or termination of the Master Servicer or Special Servicer;

●	notice of resignation of the Trustee or the Certificate Administrator, and notice of the acceptance of appointment by the successor Trustee or the successor Certificate Administrator, as applicable;

●	any notice of any request by requisite percentage of Certificateholders for a vote to terminate the Special Servicer, the Operating Advisor or the Asset Representations Reviewer; provided, that such request may be made solely by holders of Non-Reduced Certificates as and to the extent specified in the Pooling and Servicing Agreement;

●	any notice to Certificateholders of the Operating Advisor’s recommendation to replace the Special Servicer and the related report prepared by the Operating Advisor in connection with such recommendation;

●	notice of resignation or termination of the Operating Advisor or the Asset Representations Reviewer and notice of the acceptance of appointment by the successor Operating Advisor or the successor Asset Representations Reviewer, as applicable;

●	notice of the Certificate Administrator’s determination that an Asset Review Trigger has occurred and a copy of any Final Asset Review Report received by the Certificate Administrator;

●	any notice of the termination of a sub-servicer with respect to Mortgage Loans representing 10% or more of the aggregate principal balance of all the Mortgage Loans;

●	officer’s certificates supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

●	any notice of the termination of the Issuing Entity;

●	any notice that a Control Termination Event has occurred or is terminated or that a Consultation Termination Event or an Operating Advisor Consultation Trigger Event has occurred;

●	any notice of the occurrence of an Operating Advisor Termination Event;

●	any notice of the occurrence of an Asset [Representations] Reviewer Termination Event;

●	any assessments of compliance delivered to the Certificate Administrator;

●	any Attestation Reports delivered to the Certificate Administrator; and

●	any “special notices” requested by a Certificateholder to be posted on the Certificate Administrator’s website described under “—Certificateholder Communication” below;

●	the “Investor Q&A Forum”;

●	solely to Certificateholders and Certificate Owners that are Privileged Persons, the “Investor Registry”;

●	the “Risk Retention Compliance” tab; and

●	[the following information (but only to the extent provided to the Certificate Administrator) under the “Risk Retention Compliance” tab as further described under [“EU Securitization Risk Retention Requirements”]:

●	the original principal amount of the [HRR Certificates][VRR Interest] of which the Retaining Party is the registered holder and whether such amount matches the amount the Retaining Party is required to retain under the Credit Risk Retention Agreement; and

●	a statement as to compliance by the Retaining Party with the Hedging Covenant and notice of any non-compliance with such covenant;]

provided that with respect to a Control Termination Event or a Consultation Termination Event deemed to exist due solely to the existence of an Excluded Mortgage Loan, the Certificate Administrator will only be required to make available such notice of the occurrence and continuance of a Control Termination Event or the notice of the occurrence and continuance of a Consultation Termination Event to the extent the Certificate Administrator has been notified of such Excluded Mortgage Loan.

[Notwithstanding the description set forth above, for purposes of obtaining information or access to the Certificate Administrator’s website, all Excluded Information will be made available under one separate tab or heading rather than under the headings described above in the preceding paragraphs.]

[Notwithstanding the foregoing, if the Controlling Class Representative or any Controlling Class Certificateholder, as the case may be, is a Borrower Party with respect to any related Excluded Controlling Class Mortgage Loan (each, an “Excluded Controlling Class Holder” with respect to such Excluded Controlling Class Mortgage Loan only), such Excluded Controlling Class Holder is required to promptly notify each of the Master Servicer, Special Servicer, Operating Advisor, Trustee and Certificate Administrator pursuant to the Pooling and Servicing Agreement and provide a new Investor Certification pursuant to the Pooling and Servicing Agreement and will not be entitled to access any Excluded Information (as defined below) (unless a loan-by-loan segregation is later performed by the Certificate Administrator in which case such access will only be prohibited with respect to the Excluded Controlling Class Mortgage Loan(s) for which such Excluded Controlling Class Holder is a Borrower Party) made available on the Certificate Administrator’s website for so long as it is an Excluded Controlling Class Holder. The Pooling and Servicing Agreement will require each Excluded Controlling Class Holder in such new Investor Certification to certify that it acknowledges and agrees that it is prohibited from accessing and reviewing (and it agrees not to access and review) any Excluded Information with respect to any Excluded Controlling Class Mortgage Loans for which it is a Borrower Party. In addition, if the Controlling Class Representative or any Controlling Class Certificateholder is not an Excluded Controlling Class Holder, such person will certify and agree that they will not share any Excluded Information with any Excluded Controlling Class Holder.]

[Notwithstanding the foregoing, nothing set forth in the Pooling and Servicing Agreement will prohibit the Controlling Class Representative or any Controlling Class Certificateholder from receiving, requesting or reviewing any Excluded Information relating to any Excluded Controlling Class Mortgage Loan with respect to which the Controlling Class Representative or such Controlling Class Certificateholder is not a Borrower Party and, if such Excluded Information is not available to such Controlling Class Representative or Controlling Class Certificateholder via the Certificate Administrator’s website, such Controlling Class Representative or Controlling Class Certificateholder that is not a Borrower Party with respect to the related Excluded Controlling Class Mortgage Loan will be entitled to obtain (upon reasonable request) such information in accordance with the terms of the Pooling and Servicing Agreement.]

[“Excluded Information” means, with respect to any Excluded Controlling Class Mortgage Loan, any information solely related to such Excluded Controlling Class Mortgage Loan and/or the related Mortgaged Property or portfolio of Mortgaged Properties, which may include any asset status reports, Final Asset Status Reports (or summaries thereof) and such other information specifically related to such Excluded Controlling Class Mortgage Loan or any related Mortgaged Property as may be specified in the Pooling and Servicing Agreement other than such information with respect to such Excluded Controlling Class Mortgage Loan that is aggregated with information on other Mortgage Loans at a pool level.]

[“Excluded Special Servicer Information” means, with respect to any Excluded Special Servicer Mortgage Loan, any information solely related to such Excluded Special Servicer Mortgage Loan and/or the related Mortgaged Property or portfolio of Mortgaged Properties, which may include any asset status reports, Final Asset Status Reports (or summaries thereof) and such other information specifically related to such Excluded Special Servicer Mortgage Loan or any related Mortgaged Property as may be specified in the Pooling and Servicing

Agreement other than such information with respect to such Excluded Special Servicer Mortgage Loan that is aggregated with information on other Mortgage Loans at a pool level.]

Any reports on Form 10-D filed by the Certificate Administrator will (a) contain (i) the information required by Rule 15Ga-1(a) concerning all Mortgage Loans of the Issuing Entity that were the subject of a demand to repurchase or replace due to a breach of one or more representations and warranties and (ii) a reference to the most recent Form ABS-15G filed by the Depositor and the Mortgage Loan Sellers, if applicable, and the SEC’s assigned “Central Index Key” for each such filer, and (b) incorporate by reference the Form ABS-EE filing for the related reporting period (which Form ABS-EE disclosures will be filed at the time of each filing of the applicable report on Form 10-D with respect to each Mortgage Loan that was part of the Mortgage Pool during any portion of the related reporting period).

The Certificate Administrator will be required to post to the 17g-5 Website any Form 15-E received by the Certificate Administrator from any party to the Pooling and Servicing Agreement. [TO BE REVISED]

The Certificate Administrator will not make any representation or warranty as to the accuracy or completeness of any report, document or other information made available on the Certificate Administrator’s website and will assume no responsibility for any such report, document or other information, other than with respect to such reports, documents or other information prepared by the Certificate Administrator. In addition, the Certificate Administrator may disclaim responsibility for any information distributed by it for which it is not the original source.

In connection with providing access to the Certificate Administrator’s website (other than with respect to access provided to the general public in accordance with the Pooling and Servicing Agreement), the Certificate Administrator may require registration and the acceptance of a disclaimer, including an agreement to keep certain nonpublic information made available on the website confidential, as required under the Pooling and Servicing Agreement. The Certificate Administrator will not be liable for the dissemination of information in accordance with the Pooling and Servicing Agreement.

The Certificate Administrator will make the “Investor Q&A Forum” available to Privileged Persons via the Certificate Administrator’s website under a tab or heading designated “Investor Q&A Forum”, where (i) Certificateholders and beneficial owners that are Privileged Persons may submit inquiries to (a) the Certificate Administrator relating to the Distribution Date statements, (b) the Master Servicer or the Special Servicer relating to servicing reports prepared by that party, the Mortgage Loans [(excluding the Outside Serviced Mortgage Loans)] or the related Mortgaged Properties or (c) the Operating Advisor relating to annual or other reports prepared by the Operating Advisor or actions by the Special Servicer referenced in such reports, and (ii) Privileged Persons may view previously submitted inquiries and related answers. The Certificate Administrator will forward such inquiries to the appropriate person [and, in the case of an inquiry relating to an Outside Serviced Mortgage Loan, to the applicable party under the related Outside Servicing Agreement]. The Certificate Administrator, the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, will be required to answer each inquiry, unless such party determines (i) the question is beyond the scope of the topics detailed above, (ii) that answering the inquiry would not be in the best interests of the Issuing Entity and/or the Certificateholders, (iii) that answering the inquiry would be in violation of applicable law, the Pooling and Servicing Agreement (including requirements in respect of non-disclosure of Privileged Information) or the Mortgage Loan documents, (iv) that answering the inquiry would materially increase the duties of, or result in significant additional cost or expense to, the Certificate Administrator, the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, (v) that answering the inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) that answering the inquiry is otherwise, for any reason, not advisable. [In the case of an inquiry relating to an Outside Serviced Mortgage Loan, the Certificate Administrator is required to make reasonable efforts to obtain an answer from the applicable party under the related Outside Servicing Agreement; provided, that the Certificate Administrator will not be responsible for the content of such answer, or any delay or failure to obtain such answer.] The Certificate Administrator will be required to post the inquiries and related answers, if any, on the Investor Q&A Forum, subject to and in accordance with the Pooling and Servicing Agreement. However, no party will post or otherwise disclose any direct communications with the Directing Holder as part of its responses to any inquiries. The Investor Q&A Forum may not reflect questions, answers and other communications that are not submitted through the Certificate Administrator’s website. Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and will not be deemed to be answers from any of the Depositor, the underwriters or any of their respective affiliates. None of the underwriters, Depositor, any of their respective affiliates or any other person will certify as to the accuracy of any of the information posted in the Investor Q&A Forum and no such person will have any responsibility or liability for the content of any such information.

The Certificate Administrator will make the “Investor Registry” available to any Certificateholder and Certificate Owner that is a Privileged Person via the Certificate Administrator’s website. Certificateholders and Certificate Owners may register on a voluntary basis for the “Investor Registry” and obtain contact information for any other Certificateholder or Certificate Owner that has also registered, provided, that they comply with certain requirements as provided for in the Pooling and Servicing Agreement.

The Certificate Administrator’s internet website will initially be located at “www.[______].[___]”. Access will be provided by the Certificate Administrator to such persons upon receipt by the Certificate Administrator from such person of an appropriate Investor Certification or NRSRO Certification in the form(s) attached to the Pooling and Servicing Agreement, which form(s) may also be provided electronically via the Certificate Administrator’s internet website. The parties to the Pooling and Servicing Agreement will not be required to provide that certification. In connection with providing access to the Certificate Administrator’s internet website, the Certificate Administrator may require registration and the acceptance of a disclaimer. The Certificate Administrator will not be liable for the dissemination of information in accordance with the terms of the Pooling and Servicing Agreement. The Certificate Administrator will make no representation or warranty as to the accuracy or completeness of such documents and will assume no responsibility for them. In addition, the Certificate Administrator may disclaim responsibility for any information distributed by the Certificate Administrator for which it is not the original source. Assistance in using the Certificate Administrator’s internet website can be obtained by calling the Certificate Administrator’s customer service desk at [________].

The Certificate Administrator is responsible for the preparation of tax returns on behalf of the Issuing Entity and the preparation of Distribution Reports on Form 10-D (based on information included in each monthly Statement to Certificateholders and other information provided by other transaction parties) and Annual Reports on Form 10-K and certain other reports on Form 8-K that are required to be filed with the SEC on behalf of the Issuing Entity.

“17g-5 Information Provider” means the [Certificate Administrator].

The Pooling and Servicing Agreement will require the Master Servicer, subject to certain restrictions (including execution and delivery of a confidentiality agreement) set forth in the Pooling and Servicing Agreement, to provide certain of the reports or access to the reports available as set forth above, as well as certain other information received by the Master Servicer, to any Privileged Person so identified by a Certificate Owner or an underwriter, that requests reports or information. However, the Master Servicer will be permitted to require payment of a sum sufficient to cover the reasonable costs and expenses of providing copies of these reports or information [(which amounts in any event are not reimbursable as additional trust fund expenses)], except that, other than for extraordinary or duplicate requests, the Directing Holder (but in the case of the Controlling Class Representative, only if a Consultation Termination Event does not exist) will be entitled to reports and information free of charge. Except as otherwise set forth in this paragraph, until the time Definitive Certificates are issued, notices and statements required to be mailed to holders of Certificates will be available to Certificate Owners only to the extent they are forwarded by or otherwise available through DTC and its Participants. Conveyance of notices and other communications by DTC to Participants, and by Participants to Certificate Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Except as otherwise set forth in this paragraph, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator and the Depositor are required to recognize as Certificateholders only those persons in whose names the Certificates are registered on the books and records of the certificate registrar. The initial registered holder of the Offered Certificates will be Cede & Co., as nominee for DTC.

The Certificate Administrator will make available all Distribution Date Statements, CREFC® Reports and supplemental notices (provided they are received by the Certificate Administrator) to certain modeling financial services (i.e., [IDENTIFY MODELING SERVICES]).

Voting Rights

At all times during the term of the Pooling and Servicing Agreement, the voting rights for the Certificates (the “Voting Rights”) will be allocated among the respective classes of Certificateholders as follows:

(1) [__]% in the case of the [INTEREST-ONLY CLASSES], allocated pro rata, based upon their respective Notional Amounts as of the date of determination, and

(2) in the case of any class of Principal Balance Certificates, a percentage equal to the product of [__]% and a fraction, the numerator of which is equal to the Certificate Balance (or, if with respect to a vote of Non-Reduced Certificates, the Certificate Principal Amounts of all Classes of the Non-Reduced Certificates) of the class, determined as of the prior Distribution Date, and the denominator of which is equal to the aggregate Certificate Balance of all classes of the Principal Balance Certificates, each determined as of the prior Distribution Date; provided, that in certain circumstances described under “The Pooling and Servicing Agreement—Termination of the Special Servicer”, “—Operating Advisor—Termination of the Operating Advisor Without Cause” and [“—Asset Representations Reviewer—Termination of the Asset Representations Reviewer Without Cause”] in this prospectus, Voting Rights will only be exercisable by holders of the Non-Reduced Certificates.

For purposes of such allocations, the Class [A] Certificates and the Class [EC] Component [A] of the Class [EC] Certificates will be considered as if they together constitute a single “class”, the Class [B] Certificates and the Class [EC] Component [B] of the Class [EC] Certificates will be considered as if they together constitute a single “class”, and the Class [C] Certificates and the Class [EC] Component [C] of the Class [EC] Certificates will be considered as if they together constitute a single “class”. Voting Rights will be allocated to the Class [EC] Certificates only with respect to each Trust Component that is part of a class of Certificates determined as described in the preceding sentence.

The Voting Rights of any class of Certificates are required to be allocated among Certificateholders of such class in proportion to their respective Percentage Interests.

None of the Class [ARD] Certificates, the [LOAN-SPECIFIC CLASS] Certificates or the Class R Certificates will be entitled to any Voting Rights.

Delivery, Form, Transfer and Denomination

The Offered Certificates (other than the [APPLICABLE INTEREST-ONLY CLASSES] Certificates) will be issued, maintained and transferred in the book-entry form only in minimum denominations of $[10,000] initial principal balance, and in multiples of $1 in excess of $[10,000]. The [APPLICABLE INTEREST-ONLY CLASSES] Certificates will be issued, maintained and transferred only in minimum denominations of authorized initial notional amounts of not less than $[1,000,000] and in integral multiples of $1 in excess of $[1,000,000].

Book-Entry Registration

The Offered Certificates will initially be represented by one or more global Certificates for each such class registered in the name of a nominee of The Depository Trust Company (“DTC”). The Depositor has been informed by DTC that DTC’s nominee will be Cede & Co. No holder of an Offered Certificate will be entitled to receive a certificate issued in fully registered, certificated form (each, a “Definitive Certificate”) representing its interest in such class, except under the limited circumstances described under “―Delivery, Form, Transfer and Denomination—Definitive Certificates” below. Unless and until Definitive Certificates are issued, all references to actions by holders of the Offered Certificates will refer to actions taken by DTC upon instructions received from holders of Offered Certificates through its participating organizations (together with Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank, as operator of the Euroclear System (“Euroclear”) participating organizations, the “Participants”), and all references in this prospectus to payments, notices, reports, statements and other information to holders of Offered Certificates will refer to payments, notices, reports and statements to DTC or Cede & Co., as the registered holder of the Offered Certificates, for distribution to holders of Offered Certificates through its Participants in accordance with DTC procedures; provided, however, that to the extent that the party to the Pooling and Servicing Agreement responsible for distributing any report, statement or other information has been provided in writing with the name of the Certificate Owner of such an Offered Certificate (or the prospective transferee of such Certificate Owner), such report, statement or other information will be provided to such Certificate Owner (or prospective transferee) under the same circumstances, and subject to the same conditions, as such report, statement or other information would be provided to a Certificateholder.

Until Definitive Certificates are issued in respect of the Offered Certificates, interests in the Offered Certificates will be transferred on the book-entry records of DTC and its Participants. The Certificate Administrator

will initially serve as certificate registrar for purposes of recording and otherwise providing for the registration of the Offered Certificates.

Holders of Offered Certificates may hold their Certificates through DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are Participants of such system, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream Participants and the Euroclear Participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries (collectively, the “Depositaries”), which in turn will hold such positions in customers’ securities accounts in the Depositaries’ names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entries, thereby eliminating the need for physical movement of Certificates. Participants (“DTC Participants”) include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).

Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream Participant or Euroclear Participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

The holders of Offered Certificates that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, such Offered Certificates may do so only through Participants and Indirect Participants. In addition, holders of Offered Certificates in global form will receive all distributions of principal and interest through the Participants who in turn will receive them from DTC. Under a book-entry format, holders of such Offered Certificates may experience some delay in their receipt of payments, since such payments will be forwarded by the Certificate Administrator to Cede & Co., as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or the applicable Certificate Owners. Certificate Owners will not be recognized by the Trustee, the Certificate Administrator, the certificate registrar, the Operating Advisor, the Special Servicer or the Master Servicer as holders of record of Certificates and Certificate Owners will be permitted to receive information furnished to Certificateholders and to exercise the rights of Certificateholders only indirectly through DTC and its Participants and Indirect Participants, except that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the Certificates through the Certificate Administrator and the Trustee to the extent described in “Description of the Certificates—Reports to Certificateholders; Certain Available Information” and “—Certificateholder Communication” and “The Pooling and

Servicing Agreement—Operating Advisor”, “—The Asset Representations Reviewer”, “—Termination of the Special Servicer Without Cause”, “—Limitation on Liability; Indemnification”, “—Termination; Retirement of Certificates” and “—Qualification, Resignation and Removal of the Trustee and the Certificate Administrator”.

Under the rules, regulations and procedures creating and affecting DTC and its operations (the “DTC Rules”), DTC is required to make book-entry transfers of Offered Certificates in global form among Participants on whose behalf it acts with respect to such Offered Certificates and to receive and transmit distributions of principal of, and interest on, such Offered Certificates. Participants and Indirect Participants with which the Certificate Owners have accounts with respect to the Offered Certificates similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Certificate Owners. Accordingly, although the Certificate Owners will not possess the Offered Certificates, the DTC Rules provide a mechanism by which Certificate Owners will receive payments on Offered Certificates and will be able to transfer their interest.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a holder of Offered Certificates in global form to pledge such Offered Certificates to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Certificates, may be limited due to the lack of a physical certificate for such Offered Certificates.

DTC has advised the Depositor that it will take any action permitted to be taken by a holder of an Offered Certificate under the Pooling and Servicing Agreement only at the direction of one or more Participants to whose accounts with DTC such certificate is credited. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.

Clearstream is incorporated under the laws of Luxembourg and is a global securities settlement clearing house. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of Certificates. Transactions may be settled in Clearstream in numerous currencies, including United States dollars. Clearstream provides to its Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is regulated as a bank by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for participants of the Euroclear system (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of Certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of numerous currencies, including United States dollars. The Euroclear system includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific Certificates to specific securities clearance accounts.

The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry securities among Participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with such procedures, and such procedures may be discontinued at any time. None of the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.

Definitive Certificates

Owners of beneficial interests in Certificates of any class held in book-entry form will not be entitled to receive physical delivery of Definitive Certificates unless: (i) DTC advises the certificate registrar in writing that DTC is no longer willing or able to discharge properly its responsibilities as Depository with respect to the Certificates of such class held in book-entry form or ceases to be a clearing agency, and the Certificate Administrator and the Depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the Trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Certificateholders of such class and the Trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the Trustee to obtain possession of the Certificates of such class.

The [HRR Certificates][VRR Interest] will be evidenced by one or more Certificates and are expected to be held in definitive form by the Certificate Administrator on behalf of the registered holders of the [HRR Certificates][VRR Interest] for so long as the [HRR Certificates][VRR Interest] are subject to transfer restrictions under Regulation RR, as and to the extent provided in the Pooling and Servicing Agreement.

Certificateholder Communication

Access to Certificateholders’ Names and Addresses

Upon the written request of any Certificateholder or Certificate Owner that has delivered an executed investor certification reflecting the appropriate information to the Certificate Administrator (a “Certifying Certificateholder”), which request is made for the purpose of communicating with other Certificateholders and Certificate Owners with respect to their rights under the Pooling and Servicing Agreement or the Certificates and is required to include a copy of the communication the Certifying Certificateholder proposes to transmit, the certificate registrar is required, within 10 business days after receipt of such request, to furnish or cause to be furnished to such requesting party a list of the names and addresses of the Certificateholders as of the most recent Record Date as they appear in the certificate register, at the expense of the requesting party.

Requests to Communicate

The Pooling and Servicing Agreement will require that the Certificate Administrator include in any Form 10–D any request received prior to the Distribution Date to which the Form 10-D relates (and on or after the Distribution Date preceding such Distribution Date) from a Certificateholder or Certificate Owner to communicate with other Certificateholders or Certificate Owners related to Certificateholders or Certificate Owners exercising their rights under the terms of the Pooling and Servicing Agreement. Any Form 10-D containing such disclosure regarding the request to communicate is required to include no more than the name of the Certificateholder or Certificate Owner making the request, the date the request was received, a statement to the effect that Certificate Administrator has received such request, stating that such Certificateholder or Certificate Owner is interested in communicating with other Certificateholders or Certificate Owners with regard to the possible exercise of rights under the Pooling and Servicing Agreement, and a description of the method other Certificateholders or Certificate Owners may use to contact the requesting Certificateholder or Certificate Owner.

Any Certificateholder or Certificate Owner wishing to communicate with other Certificateholders and Certificate Owners regarding the exercise of its rights under the terms of the Pooling and Servicing Agreement (such party, a “Requesting Investor”) should deliver a written request (a “Communication Request”) signed by an authorized representative of the Requesting Investor to the Certificate Administrator at the address below:

[____________]
[____________]
[____________]

Any Communication Request must contain the name of the Requesting Investor and the method other Certificateholders and Certificate Owners should use to contact the Requesting Investor, and, if the Requesting Investor is not the registered holder of a Certificate, then the Communication Request must contain (i) a written certification from the Requesting Investor that it is a beneficial owner of a Certificate, and (ii) one of the following forms of documentation evidencing its beneficial ownership in such Certificate: (A) a trade confirmation, (B) an account statement, (C) a medallion stamp guaranteed letter from a broker or dealer stating the Requesting Investor is the beneficial owner, or (D) a document acceptable to the Certificate Administrator that is similar to any of the documents identified in clauses (A) through (C). Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the Certificate Administrator, which will be borne by the Issuing Entity.

THE MORTGAGE LOAN PURCHASE AGREEMENTS

Sale of Mortgage Loans; Mortgage File Delivery

On the Closing Date, the Depositor will acquire the Mortgage Loans [and the Trust Subordinate Companion Loan] from the Sponsors pursuant to the related Mortgage Loan purchase agreements, each to be dated as of [_____] (each, a “Mortgage Loan Purchase Agreement”), between the Depositor and the applicable Sponsor and will simultaneously transfer the Mortgage Loans, without recourse, to the Trustee for the benefit of the Certificateholders. Under the related transaction documents, the Depositor will direct each Sponsor to deliver to the [Trustee] [Certificate Administrator] or to a document custodian on behalf of the [Trustee] [Certificate Administrator], among other things, the following documents with respect to each Mortgage Loan (subject to the following sentence with respect to any Outside Serviced Mortgage Loan) sold by the applicable Sponsor and each Serviced Loan Combination (collectively, as to each Mortgage Loan or, if applicable, any related Serviced Loan Combination, the “Mortgage File”): (i)(A) for each Mortgage Loan, the original executed Mortgage Note, endorsed on its face or by allonge attached thereto, without recourse, to the order of the Trustee or in blank (or, if the original Mortgage Note has been lost, an affidavit to such effect from the applicable Sponsor or another prior holder, together with a copy of the Mortgage Note), and (B) for each related Serviced Companion Loan, a copy of the executed promissory note for such Serviced Companion Loan; (ii) the original or a copy of the Mortgage, together with an original or copy of any intervening assignments of the Mortgage, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon or certified by the applicable recorder’s office; (iii) the original or a copy of any related assignment of leases (if such item is a document separate from the Mortgage) and of any intervening assignments of such assignment of leases, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon or certified by the applicable recorder’s office; (iv) an original executed assignment of the Mortgage in favor of the Trustee or in blank and in recordable form (except for missing recording information not yet available if the instrument being assigned has not been returned from the applicable recording office), or a copy of such assignment if the related Sponsor or its designee, rather than the Trustee, is responsible for recording such assignment; (v) an original assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the Trustee or in blank and in recordable form (except for missing recording information not yet available if the instrument being assigned has not been returned from the applicable recording office), or a copy of such assignment if the related Sponsor or its designee, rather than the Trustee, is responsible for recording such assignment; (vi) the original assignment of all unrecorded documents relating to the Mortgage Loan (or the related Serviced Loan Combination, if applicable), if not already assigned pursuant to items (iv) or (v) above; (vii) originals or copies of all final written modification agreements in those instances in which the terms or provisions of the Mortgage or the Mortgage Note have been modified, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon if the instrument being modified is a recordable document; (viii) the original or a copy of the policy or certificate of lender’s title insurance issued in connection with such Mortgage Loan (or Serviced Loan Combination, if applicable) or, if such policy has not been issued or located, an irrevocable, binding commitment (which may be a marked version of the policy that has been executed by an authorized representative of the title company or an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company) to issue such title insurance policy; (ix) an original or copy of the related ground lease, if any, and any ground lessor estoppel; (x) an original or copy of the related loan agreement, if any; (xi) an original of any guaranty under such Mortgage Loan

(or Serviced Loan Combination, if applicable), if any; (xii) an original or copy of the related lockbox agreement or cash management agreement, if any; (xiii) an original or copy of the environmental indemnity from the related borrower, if any; (xiv) an original or copy of the related escrow agreement and the related security agreement (in each case, if such item is a document separate from the related Mortgage); (xv) if not already included in the assignment referred to in clause (vi) above, an original assignment of the related security agreement (if such item is a document separate from the related Mortgage) in favor of the Trustee; (xvi) in the case of each Loan Combination, an original or a copy of the related Co-Lender Agreement; (xvii) any filed copies (bearing evidence of filing) or evidence of filing of any UCC financing statements in favor of the originator of such Mortgage Loan (or Serviced Loan Combination, if applicable) or in favor of any assignee prior to the Trustee and UCC-2 and/or UCC-3 assignment financing statements in favor of the Trustee or a copy of such assignment financing statements; (xviii) an original or copy of any mezzanine loan intercreditor agreement if any; (xix) the original or copy of any related environmental insurance policy; (xx) a copy of any related letter of credit and any related assignment thereof (with the original to be delivered to the Master Servicer); and (xxi) copies of any related franchise agreement, property management agreement or hotel management agreement and related comfort letters and/or estoppel letters, and any related assignment thereof. Notwithstanding anything to the contrary contained in this prospectus, in the case of an Outside Serviced Mortgage Loan, the preceding document delivery requirement will be deemed satisfied by the delivery by the related Sponsor of, with respect to clause (i), executed originals of the related documents and, with respect to clauses (ii) through (xxi) above, a copy of the mortgage file related to the applicable Outside Serviced Companion Loan delivered under the Outside Servicing Agreement.

With respect to a Servicing Shift Mortgage Loan, pursuant to the Pooling and Servicing Agreement, following the related Controlling Pari Passu Companion Loan Securitization Date and upon the transfer of servicing of the related Servicing Shift Mortgage Loan to the related Outside Servicing Agreement in accordance with the related Co-Lender Agreement, the Custodian is required to deliver documents constituting the related Mortgage File (other than the documents described in clause (i) of the definition of “Mortgage File”) to the related Outside Trustee or Outside Custodian.

As provided in the Pooling and Servicing Agreement, the Certificate Administrator, a custodian appointed by it, or another appropriate party as described in the Pooling and Servicing Agreement is required to review each Mortgage File within a specified period following its receipt of such Mortgage File. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”.

If, as provided in the related Mortgage Loan Purchase Agreement and the Pooling and Servicing Agreement, any document required to be included in the Mortgage File for any Mortgage Loan by the related Sponsor has not been properly executed, is missing, contains information that does not conform in any material respect with the corresponding information set forth in the mortgage loan schedule to be attached to the related Mortgage Loan Purchase Agreement, or does not appear regular on its face (each, a “Document Defect”), and that Document Defect constitutes a Material Document Defect, then the Issuing Entity will have the rights against the applicable Sponsor (and, in the case of [_____], also against it’s affiliated guarantor of payment in connection with the repurchase and substitution obligations of [___]), as described under “—Cures, Repurchases and Substitutions” below.

A “Material Document Defect” is a Document Defect that materially and adversely affects the value of the affected Mortgage Loan, the value of the related Mortgaged Property (or any related REO Property) or the interests of the Trustee or any Certificateholder in the affected Mortgage Loan or the related Mortgaged Property (or any related REO Property) or causes any Mortgage Loan to fail to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3) (but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage) (a “Qualified Mortgage”). Subject to the applicable Sponsor’s right to cure, failure of such Sponsor to deliver the documents referred to in clauses (i), (ii), (viii), (ix) and (xx) in the definition of “Mortgage File” above will be deemed a Material Document Defect; provided, however, that no Document Defect (except such a deemed Material Document Defect) will be considered to be a Material Document Defect unless the document with respect to which the Document Defect exists is required in connection with an imminent enforcement of the lender’s rights or remedies under the related Mortgage Loan, defending any claim asserted by any borrower or third party with respect to the related Mortgage Loan, establishing the validity or priority of any lien on any collateral securing the related Mortgage Loan or for any immediate significant servicing obligation.

Notwithstanding the foregoing, if a Mortgage Loan is not secured by a Mortgaged Property that is, in whole or in part, a [hotel, restaurant (operated by a borrower), healthcare facility, nursing home, assisted living facility, self storage facility, theater or fitness center (operated by a borrower)], then the failure to deliver copies of the UCC financing statements with respect to such Mortgage Loan will not be a Material Defect.

In addition, in order to facilitate Asset Reviews as described under “The Pooling and Servicing Agreement—The Asset Representations Reviewer” in this prospectus, each Sponsor is required to deliver to the Depositor the Diligence File with respect to each Mortgage Loan sold by it electronically within a designated period after the Closing Date by posting such Diligence File to a designated website, and the Depositor will deliver electronic copies of such Diligence File to the Certificate Administrator for posting to the secure data room. The Depositor will have no responsibility for determining whether any Diligence Files delivered to it are complete and will have no liability to the Issuing Entity or the Certificateholders for the failure of any Sponsor to deliver a Diligence File (or a complete Diligence File) to the Depositor.

“Diligence File” means with respect to each Mortgage Loan, if applicable, generally the following documents in electronic format:

(a)     [a copy of each of the following documents:

(i)       (A) for each Mortgage Loan, the Mortgage Note, endorsed on its face or by allonge attached thereto, without recourse, to the order of the Trustee or in blank (or, if the original Mortgage Note has been lost, an affidavit to such effect from the applicable Sponsor or another prior holder, together with a copy of the Mortgage Note), and (B) if such Mortgage Loan is part of a Serviced Loan Combination, the executed promissory note for each related Serviced Companion Loan;

(ii)      the Mortgage, together with any intervening assignments of the Mortgage, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon or certified by the applicable recorder’s office (if in the possession of the applicable Mortgage Loan Seller);

(iii)     any related assignment of leases (if such item is a document separate from the Mortgage) and any intervening assignments of such assignment of leases, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon or certified by the applicable recorder’s office (if in the possession of the applicable Mortgage Loan Seller);

(iv)      final written modification agreements in those instances in which the terms or provisions of the Mortgage or the Mortgage Note have been modified, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon if the instrument being modified is a recordable document;

(v)      the policy or certificate of lender’s title insurance issued in connection with such Mortgage Loan (or the related Serviced Loan Combination, if applicable) or, if such policy has not been issued or located, an irrevocable, binding commitment (which may be a marked version of the policy that has been executed by an authorized representative of the title company or an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company) to issue such title insurance policy;

(vi)     the related ground lease, if any, and any ground lessor estoppel;

(vii)     the related loan agreement, if any;

(viii)    the guaranty under such Mortgage Loan (or Serviced Loan Combination, if applicable), if any;

(ix)     the related lockbox agreement or cash management agreement, if any;

(x)      the environmental indemnity from the related borrower, if any;

(xi)      the related escrow agreement and the related security agreement (in each case, if such item is a document separate from the related Mortgage) and, if applicable, any intervening assignments thereof;

(xii)     in the case of a Mortgage Loan that is a part of a Loan Combination, the related Co-Lender Agreement;

(xiii)    any filed copies (bearing evidence of filing) or evidence of filing of any UCC financing statements in favor of the originator of such Mortgage Loan (or the related Serviced Loan Combination, if applicable) or in favor of any assignee prior to the Trustee and UCC-3 assignment financing statements in favor of the Trustee (or, in each case, a copy thereof certified to be the copy of such assignment submitted or to be submitted for filing), if in the possession of the applicable Mortgage Loan Seller;

(xiv)    any mezzanine loan intercreditor agreement;

(xv)     any related environmental insurance policy;

(xvi)    any related letter of credit and any related assignment thereof; and

(xvii)   any related franchise agreement, property management agreement or hotel management agreement and related comfort letters and/or estoppel letters, and any related assignment thereof.

(b)     a copy of any engineering reports or property condition reports;

(c)     other than with respect to a hotel property (except with respect to tenanted commercial space within a hotel property), copies of a rent roll;

(d)     for any office, retail, industrial or warehouse property, a copy of all leases and estoppels and subordination and non-disturbance agreements delivered to the related mortgage loan seller;

(e)     a copy of all legal opinions (excluding attorney-client communications between the related mortgage loan seller, and its counsel that are privileged communications or constitute legal or other due diligence analyses), if any, delivered in connection with the closing of the related Mortgage Loan;

(f)      a copy of all mortgagor’s certificates of hazard insurance and/or hazard insurance policies or other applicable insurance policies (to the extent not previously included as part of this definition), if any, delivered in connection with the closing of the related Mortgage Loan;

(g)     a copy of the appraisal for the related Mortgaged Property or Mortgaged Properties;

(h)     for any Mortgage Loan that the related Mortgaged Property is leased to a single tenant, a copy of the lease;

(i)      a copy of the applicable mortgage loan seller’s asset summary;

(j)      a copy of all surveys for the related Mortgaged Property or Mortgaged Properties;

(k)     a copy of all zoning reports;

(l)      a copy of financial statements of the related mortgagor;

(m)    a copy of operating statements for the related Mortgaged Property or Mortgaged Properties;

(n)     a copy of all UCC searches;

(o)     a copy of all litigation searches;

(p)     a copy of all bankruptcy searches;

(q)      a copy of the origination settlement statement;

(r)       a copy of any insurance summary report;

(s)      a copy of the organizational documents of the related mortgagor and any guarantor;

(t)       a copy of any escrow statements related to the escrow account balances as of the Mortgage Loan origination date, if not included in the origination settlement statement;

(u)      the original or a copy of all related environmental reports that were received by the applicable mortgage loan seller;

(v)       unless already included as part of the environmental reports, a copy of any closure letter (environmental); and

(w)      unless already included as part of the environmental reports, a copy of any environmental remediation agreement for the related Mortgaged Property or Mortgaged Properties,]

in each case, to the extent that the related originator received such documents in connection with the origination of such Mortgage Loan. In the event any of the items identified above were not received in connection with the origination of such Mortgage Loan (other than documents that would not be included in connection with the origination of the Mortgage Loan because such document is inapplicable to the origination of the Mortgage Loan of that structure or type, taking into account whether or not such Mortgage Loan has any additional debt), the Diligence File will be required to include a statement to that effect. No information that is proprietary to the related originator or Sponsor or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File. It is generally not required to include any of the same items identified above again if such items have already been included under another clause of the definition of “Diligence File”, and the Diligence File will be required to include a statement to that effect. The related Sponsor may, without any obligation to do so, include such other documents as part of the Diligence File that such Sponsor believes should be included to enable the Asset Representations Reviewer to perform the Asset Review on a Mortgage Loan; provided that such documents are clearly labeled and identified.

Representations and Warranties

Pursuant to the related Mortgage Loan Purchase Agreement, each Sponsor will make, with respect to each Mortgage Loan sold by it that we include in the Issuing Entity [and the Subordinate Companion Loan], representations and warranties generally to the effect set forth on Annex E-1 to this prospectus, subject to the exceptions set forth on Annex E-2 to this prospectus.

The representations and warranties:

●	do not cover all of the matters that we would review in underwriting a Mortgage Loan;

●	should not be viewed as a substitute for a reunderwriting of the Mortgage Loans; and

●	in some respects represent an allocation of risk rather than a confirmed description of the Mortgage Loans, although the Sponsors have not made representations and warranties that they know to be untrue, when taking into account the exceptions set forth on Annex E-2 to this prospectus.

If, as provided in the related Mortgage Loan Purchase Agreement and the Pooling and Servicing Agreement, there exists a breach of any of the above-described representations and warranties made by the applicable Sponsor, and that breach constitutes a Material Breach, then the Issuing Entity will have the rights against the applicable Sponsor (and, if applicable, against any related guarantor(s)), as described under “—Cures, Repurchases and Substitutions” below.

A “Material Breach” is a breach of any of the above-described representations or warranties made by the applicable Sponsor that materially and adversely affects the value of the affected Mortgage Loan, the value of the related Mortgaged Property (or any related REO Property) or the interests of the Trustee or any Certificateholder in the affected Mortgage Loan or the related Mortgaged Property (or any related REO Property) or causes any Mortgage Loan to fail to be a Qualified Mortgage.

Cures, Repurchases and Substitutions

A “Material Defect” means, with respect to any Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan,], a Material Breach or a Material Document Defect with respect to such Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan,]. If a Material Defect exists with respect to any Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan,] then the applicable Sponsor will be required to remedy that Material Defect, or if such Material Defect cannot be cured within the time periods set forth in the applicable Mortgage Loan Purchase Agreement, then the applicable Sponsor will be required to either

●	within two years following the Closing Date, substitute a Qualified Substitute Mortgage Loan and pay any shortfall amount equal to the difference between the Repurchase Price of the Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan,] calculated as of the date of substitution and the scheduled principal balance of the Qualified Substitute Mortgage Loan as of the due date in the month of substitution; or

●	to repurchase the affected Mortgage Loan (or any related REO Property) [or, if applicable, the Trust Subordinate Companion Loan,] at a price (the “Repurchase Price”) generally equal to the sum of—

(i)	the outstanding principal balance of that Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan] (or the related REO Mortgage Loan), at the time of purchase, less any Loss of Value Payment available to reduce the outstanding principal balance; plus

(ii)	all outstanding interest, other than default interest or Excess Interest, due with respect to that Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan] (or the related REO Mortgage Loan), pursuant to the related Mortgage Loan documents at the related Mortgage Rate through the due date in the collection period of purchase; plus

(iii)	all unreimbursed property protection advances relating to that Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan] (including any property protection advances and advance interest amounts that were reimbursed out of general collections on the Mortgage Loans) (or, in the case of an Outside Serviced Mortgage Loan, the pro rata portion of any similar amounts allocable to such Mortgage Loan and payable with respect thereto pursuant to the related Co-Lender Agreement); plus

(iv)	all accrued and unpaid interest accrued on advances made by the Master Servicer, the Special Servicer and/or the Trustee with respect to that Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan] (or, in the case of an Outside Serviced Mortgage Loan, all such amounts with respect to P&I Advances related to such Outside Serviced Mortgage Loan and, with respect to outstanding Property Advances, the pro rata portion of any similar interest amounts payable with respect thereto pursuant to the related Co-Lender Agreement); plus

(v)	to the extent not otherwise covered by clause (iv) of this bullet, all unpaid Special Servicing Fees and other unpaid additional expenses of the Issuing Entity outstanding or previously incurred related to that Mortgage Loan [or, if applicable, the Trust Subordinate Companion Loan]; provided, however, that such expenses will not include expenses incurred by investors in instituting an Asset Review Vote Election, in taking part in an Asset Review Vote or in utilizing the dispute resolution provisions described below under “—Dispute Resolution Provisions”;

(vi)	to the extent not otherwise covered by clause (v) of this bullet, if such Mortgage Loan is being repurchased or substituted for pursuant to the related Mortgage Loan Purchase Agreement, all expenses incurred or to be incurred by the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator and the Trustee in respect of the Material Defect giving rise to the repurchase or substitution; provided, however, that such expenses will not include expenses incurred by investors in instituting an Asset Review Vote Election, in taking part in an Asset

Review Vote or in exercising rights under the dispute resolution provisions described below under “—Dispute Resolution Provisions”; plus

(vii)	to the extent not otherwise covered by clause (v) of this bullet, any Liquidation Fee if and to the extent payable in accordance with the terms and provisions of the Pooling and Servicing Agreement; plus

(viii)	any related Asset Representations Reviewer Asset Review Fee to the extent not previously paid by the related Mortgage Loan Seller.

With respect to the [_________] Mortgage Loan, [__________] , the parent of [_________] , will guarantee the repurchase obligations of [_________] under the related Mortgage Loan Purchase Agreement in the event [________] fails to perform its obligations to repurchase or substitute a Qualified Substitute Mortgage Loan for the affected Mortgage Loan and pay any substitution shortfall amount in response to a Material Defect.

[Notwithstanding the foregoing, in lieu of a Sponsor repurchasing, substituting or curing such Material Defect, to the extent that the Sponsor and the Special Servicer (with the consent of the Directing Holder for so long as no Control Termination Event has occurred and is continuing) are able to agree upon a cash payment payable by the Sponsor to the Issuing Entity that would be deemed sufficient to compensate the Issuing Entity for such Material Defect (a “Loss of Value Payment”), the Sponsor may elect, in its sole discretion, to pay such Loss of Value Payment. Upon its making such payment, the Sponsor will be deemed to have cured such Material Defect in all respects. If the Enforcing Servicer is the Special Servicer, in connection with the Special Servicer’s reaching an agreement with a Sponsor as to a Loss of Value Payment, the Master Servicer will be required to provide the Special Servicer with the servicing file for such Mortgage Loan and any other information reasonably requested by the Special Servicer as set forth in the Pooling and Servicing Agreement upon the Special Servicer’s request. A Loss of Value Payment may not be made with respect to any such Material Defect that would cause the applicable Mortgage Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.]

A “Qualified Substitute Mortgage Loan” is a Mortgage Loan that must, on the date of substitution: (a) have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the deleted Mortgage Loan as of the due date in the calendar month during which the substitution occurs; (b) have a Mortgage Rate not less than the Mortgage Rate of the deleted Mortgage Loan; (c) have the same due date as and a grace period no longer than that of the deleted Mortgage Loan; (d) accrue interest on the same basis as the deleted Mortgage Loan (for example, on the basis of a 360-day year consisting of twelve 30-day months); (e) have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the deleted Mortgage Loan; (f) have a then-current loan-to-value ratio equal to or less than the lesser of (i) the Cut-off Date LTV Ratio for the deleted Mortgage Loan and (ii) 75%, in each case using a “value” for the Mortgaged Property as determined using an appraisal from an Appraiser in accordance with MAI standards; (g) comply (except in a manner that would not be adverse to the interests of the Certificateholders) as of the date of substitution in all material respects with all of the representations and warranties set forth in the applicable Mortgage Loan Purchase Agreement; (h) have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property that will be delivered as a part of the related servicing file; (i) have a then-current debt service coverage ratio at least equal to the greater of (i) the debt service coverage ratio of the deleted Mortgage Loan as of the Closing Date and (ii) 1.25x; (j) constitute a “qualified replacement mortgage” within the meaning of Code Section 860G(a)(4) as evidenced by an opinion of counsel (provided at the applicable Sponsor’s expense); (k) not have a maturity date or an amortization period that extends to a date that is after the date that is three years prior to the Rated Final Distribution Date; (l) have prepayment restrictions comparable to those of the deleted Mortgage Loan; (m) not be substituted for a deleted Mortgage Loan unless the Trustee and the Certificate Administrator have received a prior Rating Agency Confirmation from each Rating Agency (the cost, if any, of obtaining the Rating Agency Confirmation to be paid by the applicable Sponsor); (n) have been approved, so long as a Consultation Termination Event has not occurred and is not continuing, by the Controlling Class Representative; (o) prohibit defeasance within two years of the Closing Date; (p) not be substituted for a deleted Mortgage Loan if it would result in the termination of the REMIC status of either Trust REMIC or the imposition of tax on either Trust REMIC other than a tax on income expressly permitted or contemplated to be imposed by the terms of the Pooling and Servicing Agreement, as determined by an opinion of counsel; (q) have an engineering report with respect to the related Mortgaged Property which will be delivered as a part of the related servicing file; and (r) be current in the payment of all scheduled payments of principal and interest then due. In the event that more than one Mortgage Loan is substituted for a deleted Mortgage Loan or Mortgage Loans, then (x) the amounts described in clause (a) are required to be determined on the basis of aggregate principal balances and (y) each proposed substitute Mortgage Loan must individually satisfy each of the requirements specified in clauses (b) through (r) of the preceding sentence, except (z) the rates described in clause (b) above and the remaining term to stated maturity referred to in clause (e) above are required to be determined on a weighted average basis; provided that no individual Mortgage Rate (net of the related Administrative Fee Rate) may be lower than the highest fixed Pass-Through Rate (not subject to a cap equal to, or based on, the WAC Rate) of any Class of Principal Balance Certificates or Trust Component having a principal balance then outstanding. When one or more Qualified Substitute Mortgage Loans are substituted for a deleted Mortgage Loan, the applicable Sponsor will be required to certify that the replacement Mortgage Loan(s) meet(s) all of the requirements of the above definition and send the certification to the Certificate Administrator and the Trustee and, prior to the occurrence and continuance of a Consultation Termination Event, to the Controlling Class Representative.

The time period within which the applicable Sponsor must complete that remedy, repurchase or substitution will generally be limited to 90 days following the earlier of the applicable Sponsor’s discovery or receipt of notice of, and receipt of a demand to take action with respect to, the related Material Defect, as the case may be (or, in the case of a Material Defect relating to a Mortgage Loan not being a “qualified mortgage” within the meaning of Code Section 860G(a)(3), 90 days from any party discovering such Material Defect, provided that if such discovery is made by a party other than the Sponsor, the Sponsor receives timely notice thereof). However, if the applicable Sponsor is diligently attempting to correct the problem, then, with limited exception (including if such breach or defect would cause the Mortgage Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3)), it will be entitled to an additional 90 days (or more in the case of a Material Document Defect resulting from the failure of the responsible party to have received the recorded documents) to complete that remedy, repurchase or substitution.

If (x) a Mortgage Loan is to be repurchased or replaced as described above (a “Defective Mortgage Loan”), (y) such Defective Mortgage Loan is part of a Crossed Group and (z) the applicable Document Defect or breach does not constitute a Material Defect as to the other Mortgage Loan(s) that are a part of such Crossed Group (the “Other Crossed Loans”) (without regard to this paragraph), then the applicable Document Defect or breach (as the case may be) will be deemed to constitute a Material Defect as to each such Other Crossed Loan for purposes of the above provisions, and the applicable Sponsor will be obligated to repurchase or replace each such Other Crossed Loan in accordance with the provisions above unless the applicable Sponsor satisfies certain conditions set forth in the related Mortgage Loan Purchase Agreement, including, without limitation, that (i) the applicable Sponsor has delivered an opinion that the repurchase of solely the Defective Mortgage Loan will not cause the Issuing Entity to fail to qualify as one or more REMICs or any portion of the Issuing Entity to fail to qualify as a Grantor Trust or result in the imposition of a tax upon the Issuing Entity, and (ii) if the applicable Sponsor were to repurchase or replace only the Defective Mortgage Loan and not the Other Crossed Loans, (x) the debt service coverage ratio for such Other Crossed Loans (excluding the Defective Mortgage Loan) for the four calendar quarters immediately preceding the repurchase or replacement is not less than the lesser of (1) 0.10x below the debt service coverage ratio for the Crossed Group (including the Defective Mortgage Loan) set forth on Annex A to this prospectus and (2) the debt service coverage ratio for the Crossed Group (including the Defective Mortgage Loan) for the four preceding calendar quarters preceding the repurchase or replacement, (y) the loan-to-value ratio for the Other Crossed Loans (excluding the Defective Mortgage Loan) is not greater than the greatest of (1) the loan-to-value ratio, expressed as a whole number percentage (taken to one decimal place), for the Crossed Group (including the Defective Mortgage Loan) set forth on Annex A to this prospectus plus 10%, (2) the loan-to-value ratio, expressed as a whole number percentage (taken to one decimal place), for the Crossed Group (including the Defective Mortgage Loan) at the time of repurchase or replacement and (3) 75%; and (z) the cross-collateralization between the Defective Mortgage Loan and the Other Crossed Loans has been terminated and the related Mortgage Loan documents have been modified in a manner that removes any threat of impairment of the ability to exercise remedies against the primary collateral of the other Mortgage Loan(s) in the Crossed Group as a result of the exercise of remedies against the primary collateral of any Mortgage Loan in the Crossed Group. The Enforcing Servicer will be entitled to cause to be delivered, or direct the applicable Sponsor to (in which case the applicable Sponsor is required to) cause to be delivered, to the Enforcing Servicer an appraisal of any or all of the related Mortgaged Properties for purposes of determining whether the condition set forth in clause (y) above has been satisfied, in each case at the expense of the applicable Sponsor if the scope and cost of the appraisal is approved by the applicable Sponsor and, prior to the occurrence and continuance of a Control Termination Event, the Controlling Class Representative (such approval not to be unreasonably withheld in each case). Any reserve or other cash collateral or letters of credit securing any of the Mortgage Loans that form a Crossed Group will be allocated between such Mortgage Loans in accordance with the related Mortgage Loan documents, or otherwise on a pro rata basis based upon their outstanding principal balances.

If there is a Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable Mortgage Loan Seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Mortgage Loan documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Mortgage Loan documents and the applicable Mortgage Loan Seller provides an opinion of counsel to the effect that such release would not (A) cause any Trust REMIC to fail to qualify as a REMIC or (B) result in the imposition of a tax upon any Trust REMIC or the issuing entity and (iii) each applicable Rating Agency has provided a Rating Agency Confirmation.

The cure, repurchase and substitution obligations described above or the election by the applicable Sponsor to pay a Loss of Value Payment will constitute the sole remedy available to the Series [______] certificateholders in connection with any Material Defect. None of the Depositor, the underwriters, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, any other Sponsor or any other person will be obligated to repurchase any affected Mortgage Loan or pay any Loss of Value Payment in connection with a Material Defect if the applicable Sponsor (or, in the case of a [________] Mortgage Loan, [______], as guarantor of the repurchase and substitution obligations of [_______]) defaults on its obligations to do so. We cannot assure you that the applicable Sponsor (or, in the case of a [_______] Mortgage Loan, [______], as guarantor of the repurchase and substitution obligations of [_______]) will have sufficient assets to repurchase or substitute a Mortgage Loan if required to do so. See “Risk Factors—Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans” and “—Any Loss of Value Payment Made by a Sponsor May Not Be Sufficient to Cover All Losses on a Defective Mortgage Loan”.

Dispute Resolution Provisions

Each Sponsor will be subject to the dispute resolution provisions described under “The Pooling and Servicing Agreement—Dispute Resolution Provisions” to the extent those provisions are triggered with respect to any Mortgage Loan sold to the Depositor by such Sponsor and will be obligated under the related Mortgage Loan Purchase Agreement to comply with all applicable provisions and to take part in any mediation or arbitration proceedings that may result.

Asset Review Obligations

Each Sponsor will be obligated to perform its obligations described under “The Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review” relating to any Asset Reviews performed by the Asset Representations Reviewer, and such Sponsor will have the rights described under that heading.

The Pooling and Servicing Agreement

General

The Certificates will be issued pursuant to that certain Pooling and Servicing Agreement, to be dated as of [____] 1, 20[__] (the “Pooling and Servicing Agreement”), by and between the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, the Trustee and the Asset Representations Reviewer.

The servicing of the Serviced Mortgage Loans, the Serviced Companion Loans and any related REO Properties will be governed by the Pooling and Servicing Agreement. The following discussion summarizes the material provisions of the Pooling and Servicing Agreement relating to the servicing and administration of the Serviced Mortgage Loans, the Serviced Companion Loans and any related REO Properties. The summaries do not purport to be complete and are subject to the provisions of the Pooling and Servicing Agreement.

In connection with the servicing of the Loan Combinations, the following definitions apply:

●	“Serviced Pari Passu Loan Combination” means a Pari Passu Loan Combination that is serviced under the Pooling and Servicing Agreement (excluding any Outside Serviced Loan Combination). [IDENTIFY ANY SERVICED PARI PASSU LOAN COMBINATIONS]

●	“Serviced AB Loan Combination” means an AB Loan Combination that is serviced under the Pooling and Servicing Agreement (excluding any Outside Serviced Loan Combination). [IDENTIFY ANY SERVICED AB LOAN COMBINATIONS]

●	“Serviced Loan Combination” means a Serviced Pari Passu Loan Combination or a Serviced Subordinate Loan Combination, as applicable.

●	“Serviced Pari Passu Companion Loan” means a Pari Passu Companion Loan that is part of a Serviced Pari Passu Loan Combination (and is therefore serviced under the Pooling and Servicing Agreement).

●	“Serviced Subordinate Companion Loan” means a Subordinate Companion Loan that is part of a Serviced AB Loan Combination (and is therefore serviced under the Pooling and Servicing Agreement) [and the Trust Subordinate Companion Loan].

●	“Serviced Companion Loan” means a Serviced Pari Passu Companion Loan or a Serviced Subordinate Companion Loan, as applicable [(including the Trust Subordinate Companion Loan)].

●	“Companion Loan Holder” means the holder of a Companion Loan.

●	“Serviced Pari Passu Companion Loan Holder” means the holder of a Serviced Pari Passu Companion Loan.

●	“Serviced Subordinate Companion Loan Holder” means the holder of a Serviced Subordinate Companion Loan.

●	“Serviced Companion Loan Holder” means a Serviced Pari Passu Companion Loan Holder or a Serviced Subordinate Companion Loan Holder, as applicable.

●	“Serviced Mortgage Loans” means all of the Mortgage Loans included in the Issuing Entity (other than any Outside Serviced Mortgage Loan(s)).

●	“Serviced Loans” means all of the Serviced Mortgage Loans, together with any Serviced Companion Loans, [and the Trust Subordinate Companion Loan].

●	“Serviced Outside Controlled Loan Combination” means a Serviced Loan Combination if and for so long as the “controlling note” with respect to such Serviced Loan Combination is not included in this securitization transaction (regardless of whether such note evidences a Pari Passu Companion Loan or a Subordinate Companion Loan). However, a Serviced Outside Controlled Loan Combination may cease to be such if, by virtue of any trigger event contemplated by the related Co-Lender Agreement, the promissory note evidencing the related Split Mortgage Loan becomes the controlling note for such Loan Combination, in which case the discussion in this prospectus regarding “Serviced Outside Controlled Loan Combinations” will thereafter cease to apply to the subject Loan Combination. Until the related Controlling Pari Passu Companion Loan Securitization Date, each Servicing Shift Loan Combination will be a Serviced Outside Controlled Loan Combination. As of the Closing Date, each of the 65 Bay Street Loan Combination and the Flats at East Bank Loan Combination is also a Serviced Outside Controlled Loan Combination.

●	“Serviced Outside Controlled Mortgage Loan” means the Mortgage Loan that is part of a Serviced Outside Controlled Loan Combination. Until the related Controlling Pari Passu Companion Loan Securitization Date, each Servicing Shift Mortgage Loan will be a Serviced Outside Controlled Mortgage Loan.

●	“Serviced Outside Controlled Companion Loan” means a Companion Loan that is part of a Serviced Outside Controlled Loan Combination. Until the related Controlling Pari Passu Companion Loan Securitization Date, each Servicing Shift Companion Loan will be a Serviced Outside Controlled Companion Loan.

●	“Outside Controlling Note Holder” means, with respect to any Loan Combination that is, and only for so long as such Loan Combination is, a Serviced Outside Controlled Loan Combination, the holder of the related Controlling Note (regardless of whether such note evidences a Pari Passu Companion Loan or a Subordinate Companion Loan) or such holder’s designated representative. If a controlling note is included in a securitization trust, the Outside Controlling Note Holder may be a “controlling class representative” (or equivalent party), the majority holder of a particular class, a servicer or another service provider that is designated from time to time under the related servicing agreement (although the right of any such designated party to exercise some or all of such rights may terminate or shift to another designated party upon the occurrence of certain trigger events).

●	“Outside Serviced Companion Loan” means a Companion Loan that is part of an Outside Serviced Loan Combination. For the avoidance of doubt, following the related Controlling Pari Passu Companion Loan Securitization Date, any Servicing Shift Companion Loan will be an Outside Serviced Companion Loan.

●	“Outside Serviced Loan Combination” means a Loan Combination that is being serviced pursuant to the servicing agreement governing the securitization of a related Companion Loan. For the avoidance of doubt, following the related Controlling Pari Passu Companion Loan Securitization Date, any Servicing Shift Loan Combination will be an Outside Serviced Loan Combination.

●	“Outside Serviced Pari Passu Loan Combination” means an Outside Serviced Loan Combination that includes one or more Pari Passu Companion Loans but does not include an Outside Serviced Subordinate Companion Loan. For the avoidance of doubt, following the related Controlling Pari Passu Companion Loan Securitization Date, any Servicing Shift Loan Combination will be an Outside Serviced Pari Passu Loan Combination.

●	“Outside Serviced Pari Passu Companion Loan” means a Pari Passu Companion Loan that is part of an Outside Serviced Pari Passu Loan Combination or an Outside Serviced Pari Passu-AB Loan Combination. For the avoidance of doubt, following the related Controlling Pari Passu Companion Loan Securitization Date, any Servicing Shift Companion Loan that is a Pari Passu Companion Loan will be an Outside Serviced Pari Passu Companion Loan.

●	“Outside Serviced Pari Passu-AB Loan Combination” means an Outside Serviced Loan Combination that includes one or more Pari Passu Companion Loans and one or more Subordinate Companion Loans.

●	“Outside Serviced Subordinate Companion Loan” means a Subordinate Companion Loan that is part of an Outside Serviced Pari Passu-AB Loan Combination. For the avoidance of doubt, following the related Controlling Pari Passu Companion Loan Securitization Date, any Servicing Shift Companion Loan that is a Subordinate Companion Loan and part of a Pari Passu-AB Loan Combination will be an Outside Serviced Subordinate Companion Loan.

●	“Outside Serviced Mortgage Loan” means the Mortgage Loan that is part of an Outside Serviced Loan Combination.

●	“Outside Servicing Agreement” means the servicing agreement pursuant to which an Outside Serviced Loan Combination is being (or expected to be) serviced, which is, with respect to (i) each Servicing Shift Loan Combination, the related Future Outside Servicing Agreement, and (ii) each Outside Serviced Loan Combination (other than a Servicing Shift Loan Combination following the related Controlling Pari Passu Companion Loan Securitization Date), the Outside Servicing Agreement identified under the table titled “Outside Serviced Mortgage Loans Summary” under “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans—General”.

●	“Outside Securitization” means the securitization with respect to an Outside Serviced Companion Loan.

●	“Outside Servicer”, “Outside Special Servicer”, “Outside Trustee”, “Outside Certificate Administrator”, “Outside Custodian”, “Outside Operating Advisor”, “Outside Depositor” and “Outside Controlling Class Representative” mean the master servicer, special servicer, trustee, certificate administrator, custodian, operating advisor, depositor and controlling class representative (or, in each such case, an equivalent party), respectively, under the applicable Outside Servicing Agreement, which (to the extent definitively identified) are set forth under the table titled “Outside Serviced Mortgage Loans Summary” under “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans—General”.

●	“Servicing Shift Companion Loan” means a Companion Loan that is part of a Servicing Shift Loan Combination.

●	“Servicing Shift Loan Combination” means a Loan Combination that is initially being serviced pursuant to the Pooling and Servicing Agreement, however, upon the inclusion of a designated Pari Passu Companion Loan in a future securitization transaction, the servicing of such Loan Combination will shift to the servicing agreement (i.e., the Outside Servicing Agreement) governing that future securitization transaction.

●	“Servicing Shift Mortgage Loan” means the Mortgage Loan that is part of a Servicing Shift Loan Combination.

●	“Future Outside Servicing Agreement” means, with respect to any Servicing Shift Loan Combination, the related servicing agreement entered into in connection with the securitization of the related Controlling Pari Passu Companion Loan.

●	“Controlling Companion Loan” means a Companion Loan that is evidenced by a Controlling Note.

●	“Controlling Pari Passu Companion Loan” means a Pari Passu Companion Loan that is evidenced by a Controlling Note.

●	“Controlling Pari Passu Companion Loan Securitization Date” means, with respect to either (i) a Servicing Shift Loan Combination or (ii) an Outside Serviced Loan Combination as to which servicing will shift from the current Outside Servicing Agreement to a Future Outside Servicing Agreement upon the securitization of the related Controlling Pari Passu Companion Loan, the date on which the related Controlling Pari Passu Companion Loan is included in an Outside Securitization.

See “Description of the Mortgage Pool—General” for the definitions of certain terms applicable to the Loan Combinations and referred to in the immediately preceding bullets.

The chart below identifies, with respect to each Loan Combination, (i) whether such Loan Combination is a Pari Passu Loan Combination, an AB Loan Combination or a Pari Passu-AB Loan Combination, and (ii) whether such Loan Combination is a Serviced Loan Combination, an Outside Serviced Loan Combination or a Servicing Shift Loan Combination.

Type and Servicing Status of Loan Combinations

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Mortgage Loan as Approx. % of Initial Pool Balance	Aggregate Pari Passu Companion Loan Cut-off Date Balance	Aggregate Subordinate Companion Loan Cut-off Date Balance	Loan Combination Cut-off Date Balance	Type of Loan Combination	Servicing Status of Loan Combination
	$	%		$—	$	Pari Passu	Servicing Shift

				$		Pari Passu-AB	Serviced

						Pari Passu-AB	Serviced

						Pari Passu-AB	Outside Serviced

				—		Pari Passu	Serviced

				—		Pari Passu	Serviced

				—		Pari Passu	Outside Serviced

See “Description of the Mortgage Pool—The Loan Combinations” for further information with respect to each Loan Combination, the related Companion Loans and the identity of the Companion Loan Holders.

Certain Considerations Regarding the Outside Serviced Loan Combinations

Each Outside Serviced Mortgage Loan and Outside Serviced Companion Loan is being serviced and administered in accordance with the related Outside Servicing Agreement and the related Co-Lender Agreement (and all decisions, consents, waivers, approvals and other actions on the part of the holders of such Outside Serviced Mortgage Loan and Outside Serviced Companion Loan(s) will be effected in accordance with the related Outside Servicing Agreement and the related Co-Lender Agreement). Consequently, the servicing provisions set forth in this prospectus and the administration of certain accounts related to the servicing of the Mortgage Loans will generally not be applicable to the Outside Serviced Mortgage Loans, but instead such servicing and administration of each Outside Serviced Mortgage Loan will be governed by the related Outside Servicing Agreement.

The Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator and the Trustee have no obligation or authority to supervise any Outside Servicer, any Outside Special Servicer and/or any Outside Trustee under any Outside Servicing Agreement or to make property protection advances with respect to any Outside Serviced Loan Combination or P&I advances with respect to any Outside Serviced Companion Loans or any Serviced Companion Loan. Any obligations of the Master Servicer and the Special Servicer to provide information or remit collections on an Outside Serviced Mortgage Loan are dependent on their receipt of the same from the applicable party under the related Outside Servicing Agreement. Each Outside Servicing Agreement provides for servicing in a manner acceptable for rated transactions similar in nature to this securitization transaction. For more detailed information, see “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans”.

As used in this prospectus, references to the Mortgage Loans, when discussing servicing activities with respect to the Mortgage Loans, do not include, unless otherwise specifically indicated, the Outside Serviced Mortgage Loans. In certain instances references are made that specifically exclude the Outside Serviced Mortgage Loans from the servicing provisions in this prospectus by indicating actions are taken with respect to the “Serviced Mortgage Loans” or the “Mortgage Loans other than the Outside Serviced Mortgage Loans” or are taken “except with respect to the Outside Serviced Mortgage Loans” or words of similar import. These references and carveouts are intended to highlight particular provisions to draw prospective investors’ attention to the fact that the Master Servicer, Special Servicer, Certificate Administrator or Trustee are not responsible for the particular servicing or administrative activity with respect to the Outside Serviced Mortgage Loans and are not intended to imply that when other servicing actions are described in this prospectus without such specific reference or carveouts, that the Master Servicer, Special Servicer, Certificate Administrator or Trustee are responsible for those duties with respect to the Outside Serviced Mortgage Loan. Servicing of any Outside Serviced Mortgage Loan is handled under the Outside Servicing Agreement. Prospective investors are encouraged to review “Description of the Mortgage Pool—The Loan Combinations” and “The Pooling and Servicing Agreement—Servicing of the Outside Serviced Mortgage Loans” for a discussion of certain important servicing terms related to the Outside Serviced Mortgage Loans.

Assignment of the Mortgage Loans

On the Closing Date, the Depositor will sell, transfer or otherwise convey, assign or cause the assignment of the Mortgage Loans [and the Trust Subordinate Companion Loan], together with all payments due on or with respect to the Mortgage Loans [and the Trust Subordinate Companion Loan], other than principal and interest due on or before the Cut-off Date and principal prepayments received on or before the Cut-off Date, without recourse, to the Trustee for the benefit of the holders of Certificates.

The Certificate Administrator, concurrently with the assignment, will execute and deliver Certificates evidencing the beneficial ownership interests in the related Issuing Entity to or at the direction of the Depositor in exchange for the Mortgage Loans [and the Trust Subordinate Companion Loan]. Each Mortgage Loan [and the Trust Subordinate Companion Loan] will be identified in a schedule appearing as an exhibit to the Pooling and Servicing Agreement (the “Mortgage Loan Schedule”). The Mortgage Loan Schedule will include, among other things, as to each Mortgage Loan [and the Trust Subordinate Companion Loan], information as to its outstanding principal balance as of the close of business on the Cut-off Date, as well as information respecting the interest rate and the maturity date of each Mortgage Loan.

Pursuant to each Mortgage Loan Purchase Agreement, the Depositor will require the applicable Sponsor to deliver to the Trustee, in its capacity as custodian, the Mortgage File for each of the Mortgage Loans [and the Trust Subordinate Companion Loan]. See “The Mortgage Loan Purchase Agreements—Sale of Mortgage Loans; Mortgage File Delivery”.

In addition, pursuant to each Mortgage Loan Purchase Agreement, the related Sponsor will be required to deliver the Diligence Files for each of its Mortgage Loans to the Depositor by uploading such Diligence Files to the designated website, and the Depositor will thereafter deliver such Diligence Files to the Certificate Administrator for posting to the secure data room. The Depositor will have no responsibility for determining whether any Diligence Files delivered to it are complete and will have no liability to the Issuing Entity or the Certificateholders for the failure of any Sponsor to deliver a Diligence File (or a complete Diligence File) to the Depositor.

Pursuant to the Pooling and Servicing Agreement, the Depositor will assign to the Trustee for the benefit of Certificateholders the representations and warranties made by the Mortgage Loan Sellers to the Depositor in the Mortgage Loan Purchase Agreements and any rights and remedies that the Depositor has against the Mortgage Loan Sellers under the Mortgage Loan Purchase Agreements with respect to any Material Document Defect. See [“The Pooling and Servicing Agreement—Enforcement of Mortgage Loan Seller’s Obligations Under the Mortgage Loan Purchase Agreement” and “—Dispute Resolution Provisions”].

The Certificate Administrator (in its capacity as custodian), or any other custodian appointed under the Pooling and Servicing Agreement, will hold the Mortgage File for each Mortgage Loan and Serviced Loan Combination in trust for the benefit of all Certificateholders and the holders of any related Serviced Companion Loans. Pursuant to the Pooling and Servicing Agreement, the Certificate Administrator, in its capacity as custodian, is obligated to review the Mortgage File for each Mortgage Loan within a specified number of days after the execution and delivery of the Pooling and Servicing Agreement. If the Enforcing Servicer determines that a Material Document Defect exists, the Enforcing Servicer will promptly notify, among others, the Depositor, the applicable Sponsor, the Certificate Administrator, the Trustee and the Master Servicer or the Special Servicer, as applicable. If the applicable Sponsor cannot cure the Material Document Defect within the time period specified in the Pooling and Servicing Agreement, the applicable Sponsor will be obligated either to replace the affected Mortgage Loan with a substitute Mortgage Loan or Mortgage Loans, or to repurchase the related Mortgage Loan from the Trustee within the time period specified in the Pooling and Servicing Agreement at the Repurchase Price. In the case of [___], the parent of [____], [___], is guaranteeing the repurchase and substitution obligations of [____] under the related Mortgage Loan Purchase Agreement in the event that [____] fails to perform its obligations to cure, effect a repurchase or substitute a Qualified Substitute Mortgage Loan and pay any substitution shortfall amount in response to a Material Defect. [DISCLOSE ANY ADDITIONAL GUARANTORS] This substitution or repurchase obligation (and, if applicable, such guaranty obligations) or the making of a Loss of Value Payment will constitute the sole remedy available to the Certificateholders or the

Issuing Entity for a Material Defect. See “The Mortgage Loan Purchase Agreements—Cures, Repurchases and Substitutions”.

Servicing of the Mortgage Loans

Each of the Master Servicer and the Special Servicer will be required to service and administer the Serviced Loans (as described below). The Master Servicer and the Special Servicer, as the case may be, will each be required to service and administer the Serviced Loans and each related REO Property for which it is responsible in accordance with applicable law, the terms of the Pooling and Servicing Agreement and the terms of the respective Serviced Loans and, if applicable, the related Co-Lender Agreement and, to the extent consistent with the foregoing, in accordance with the following (the “Servicing Standard”):

●	the higher of the following standards of care:

1.    with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers comparable Mortgage Loans with similar borrowers and comparable REO properties for other third-party portfolios, giving due consideration to the customary and usual standards of practice of prudent institutional commercial mortgage lenders servicing their own Mortgage Loans and REO properties; and

2.    with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers comparable Mortgage Loans and REO properties owned by the Master Servicer or the Special Servicer, as the case may be; and

in either case, exercising reasonable business judgment and acting in accordance with applicable law, the terms of the Pooling and Servicing Agreement and the terms of the respective subject Serviced Loans;

●	with a view to—

1.    the timely recovery of all payments of principal and interest, including balloon payments, under those Serviced Loans; or

2.    in the case of (a) a Specially Serviced Loan or (b) a Mortgage Loan (or Serviced Loan Combination) as to which the related Mortgaged Property is an REO Property, the maximization of recovery on that Mortgage Loan (or Serviced Loan Combination) to the Certificateholders (as if they were one lender) (or, if a Serviced Loan Combination is involved, with a view to the maximization of recovery on such Serviced Loan Combination to the Certificateholders and the related Serviced Companion Loan Holder(s) as if they were one lender (and, with respect to any Serviced AB Loan Combination, taking into account the subordinate nature of the related Subordinate Companion Loan)) of principal and interest, including balloon payments, on a present value basis; and

●	without regard to—

1.   any relationship, including as lender on any other debt, that the Master Servicer or the Special Servicer, as the case may be, or any of its affiliates may have with any of the underlying borrowers, or any affiliate of the underlying borrowers, or any other party to the Pooling and Servicing Agreement;

2.   the ownership of any Certificate (or any Companion Loan or other indebtedness secured by the related Mortgaged Property or any security backed by a Companion Loan) by the Master Servicer or the Special Servicer or any affiliate of the Master Servicer or the Special Servicer, as the case may be;

3.   the obligation, if any, of the Master Servicer to make Advances;

4.   the right of the Master Servicer or the Special Servicer, as the case may be, or any of its affiliates to receive compensation or reimbursement of costs under the Pooling and Servicing Agreement generally or with respect to any particular transaction; and

5.    the ownership, servicing or management for others of any Mortgage Loan or real property not covered by the Pooling and Servicing Agreement by the Master Servicer or the Special Servicer, as the case may be, or any of its affiliates.

The Servicing Standard will apply with respect to the Outside Serviced Mortgage Loans or related REO Property only to the extent that the Master Servicer or the Special Servicer has any express duties or rights to grant consent with respect thereto pursuant to the Pooling and Servicing Agreement.

In general, the Master Servicer will be responsible for the servicing and administration of each Serviced Mortgage Loan (and Serviced Companion Loan)—

●	which is not a Specially Serviced Loan; or

●	that is a Corrected Loan.

A “Specially Serviced Loan” means any Serviced Loan (including a related REO Mortgage Loan or REO Companion Loan) being serviced under the Pooling and Servicing Agreement for which any of the following events (each, a “Servicing Transfer Event”) has occurred as follows:

(a) the related borrower has failed to make when due any scheduled monthly debt service payment or a balloon payment, which failure continues unremedied (without regard to any grace period):

●	except in the case of a Serviced Loan delinquent in respect of its balloon payment, for 60 days beyond the date that payment was due; or

●	solely in the case of a delinquent balloon payment, (A) 60 days beyond the date on which that balloon payment was due (except as described in clause B below) or (B) in the case of a Serviced Loan delinquent with respect to the balloon payment as to which the related borrower delivered to the Master Servicer or the Special Servicer (and in either such case the Master Servicer or the Special Servicer, as applicable, shall promptly deliver a copy thereof to the other such servicer), a written and fully executed or otherwise binding commitment (subject only to customary closing conditions) for refinancing from an acceptable lender reasonably satisfactory in form and substance to the Master Servicer prior to the date 60 days after maturity, 120 days beyond the date on which that balloon payment was due (or for such shorter period beyond the date on which that balloon payment was due during which the refinancing is scheduled to occur); or

(b) there has occurred a default (other than as set forth in clause (a) and other than an Acceptable Insurance Default) that the Master Servicer or the Special Servicer (and, in the case of the Special Servicer, with the consent of the related Directing Holder, unless (if the Controlling Class Representative is the related Directing Holder) a Control Termination Event has occurred and is continuing) determines materially impairs the value of the related Mortgaged Property as security for the Serviced Loan or otherwise materially adversely affects the interests of Certificateholders in the Serviced Mortgage Loan (or, in the case of a Serviced Loan Combination, the interests of the Certificateholders and the related Serviced Companion Loan Holder(s) in such Serviced Loan Combination), and continues unremedied for the applicable grace period under the terms of the Serviced Loan (or, if no grace period is specified and the default is capable of being cured, for 30 days); provided that any default that results in acceleration of the related Serviced Loan without the application of any grace period under the related Serviced Loan documents will be deemed not to have a grace period; and provided, further, that any default requiring a Property Advance will be deemed to materially and adversely affect the interests of the Certificateholders in the subject Serviced Mortgage Loan (or, in the case of a Serviced Loan Combination, the interests of the Certificateholders and the related Serviced Companion Loan Holder(s) in such Serviced Loan Combination); or

(c) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, has been entered against the related borrower and such decree or order has remained in force and not dismissed for a period of 60 days (or a shorter period if the Master Servicer or the Special Servicer (and, in the case of the Special Servicer, with the consent of the related Directing Holder, unless a Control Termination Event has occurred and is continuing) determines in accordance with the Servicing Standard that the circumstances warrant that the related Serviced Loan (or REO Mortgage Loan or REO Serviced Companion Loan) be transferred to special servicing); or

(d) the related borrower consents to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to such borrower or of or relating to all or substantially all of its property; or

(e) the related borrower admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations; or

(f) the Master Servicer has received notice of the commencement of foreclosure or similar proceedings with respect to the related Mortgaged Property; or

(g) the Master Servicer or the Special Servicer (and, in the case of the Special Servicer, with the consent of the related Directing Holder, unless (if the Controlling Class Representative is the related Directing Holder) a Control Termination Event has occurred and is continuing) determines that (i) a default (other than an Acceptable Insurance Default) under the Serviced Loan is reasonably foreseeable, (ii) such default would materially impair the value of the corresponding Mortgaged Property as security for the Serviced Loan or otherwise materially adversely affect the interests of Certificateholders in the Serviced Mortgage Loan (or, in the case of a Serviced Loan Combination, the interests of the Certificateholders or the related Serviced Companion Loan Holder(s) in the Serviced Loan Combination), and (iii) the default is likely to continue unremedied for the applicable cure period under the terms of the Serviced Loan or, if no cure period is specified and the default is capable of being cured, for 30 days (provided that such 30-day grace period does not apply to a default that gives rise to immediate acceleration without application of a grace period under the terms of the Serviced Loan).

It will be considered an “Acceptable Insurance Default” (and neither the Master Servicer nor the Special Servicer will be required to obtain the below described insurance) if the related Mortgage Loan documents specify that the related borrower must maintain all-risk casualty insurance or other insurance that covers damages or losses arising from acts of terrorism and the Special Servicer has determined, in its reasonable judgment in accordance with the Servicing Standard (and, with the consent of the related Directing Holder, unless (if the Controlling Class Representative is the related Directing Holder) a Control Termination Event has occurred and is continuing), that (i) this insurance is not available at commercially reasonable rates and the subject hazards are not commonly insured against by prudent owners of similar real properties located in or near the geographic region in which the Mortgaged Property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (ii) this insurance is not available at any rate; provided, however, that the related Directing Holder will not have more than 30 days to respond to the Special Servicer’s request for such consent; provided, further, that upon the Special Servicer’s determination, consistent with the Servicing Standard, that exigent circumstances do not allow the Special Servicer to consult with the related Directing Holder, the Special Servicer will not be required to do so. In making this determination, the Special Servicer, to the extent consistent with the Servicing Standard, is entitled to rely on the opinion of an insurance consultant.

A Serviced Loan will cease to be a Specially Serviced Loan and will become a “Corrected Loan” when:

●	with respect to the circumstances described in clause (a) of the definition of Specially Serviced Loan, the related borrower has made three consecutive full and timely scheduled monthly debt service payments under the terms of the Serviced Loan (as such terms may be changed or modified in connection with a bankruptcy or similar proceeding involving the related borrower or by reason of a modification, extension, waiver or amendment granted or agreed to by the Master Servicer or the Special Servicer pursuant to the Pooling and Servicing Agreement);

●	with respect to the circumstances described in clauses (c), (d), (e) and (g) of the definition of Specially Serviced Loan, the circumstances cease to exist in the good faith, reasonable judgment of the Special Servicer, but, with respect to any bankruptcy or insolvency proceedings described in clauses (c), (d) and (e), no later than the entry of an order or decree dismissing such proceeding;

●	with respect to the circumstances described in clause (b) of the definition of Specially Serviced Loan, the default is cured as determined by the Special Servicer in its reasonable, good faith judgment; and

●	with respect to the circumstances described in clause (f) of the definition of Specially Serviced Loan, the proceedings are terminated;

provided that at such time no other circumstance described in clauses (a) through (g) of the definition of “Specially Serviced Loan” exists that would cause the Mortgage Loan to be characterized as a “Specially Serviced Loan.”

If a Servicing Transfer Event exists with respect to the Mortgage Loan or any Companion Loan in a Serviced Loan Combination, it will be considered to exist for the entire Serviced Loan Combination.

The Special Servicer, on the other hand, will be responsible for the servicing and administration of each Serviced Loan as to which a Servicing Transfer Event has occurred and which has not yet become a Corrected Loan. The Special Servicer will also be responsible for the administration of each REO Property acquired by the Issuing Entity.

Despite the foregoing, the Pooling and Servicing Agreement will require the Master Servicer to continue to collect information and prepare all reports to the Certificate Administrator required to be collected or prepared with respect to any Specially Serviced Loans (based on, among other things, certain information provided by the Special Servicer), receive payments on Specially Serviced Loans, maintain escrows and all reserve accounts on Specially Serviced Loans, maintain insurance with respect to the Mortgaged Properties securing the Specially Serviced Loans and, otherwise, to render other incidental services with respect to any such specially serviced assets. In addition, the Special Servicer will perform limited duties and have certain approval rights regarding servicing actions with respect to Serviced Loans that are not Specially Serviced Loans.

Neither the Master Servicer nor the Special Servicer will have responsibility for the performance by the other of its respective obligations and duties under the Pooling and Servicing Agreement.

The Master Servicer will transfer servicing of a Serviced Loan to the Special Servicer when that Serviced Loan becomes a Specially Serviced Loan. The Special Servicer will return the servicing of that Serviced Loan to the Master Servicer when it becomes a Corrected Loan.

The Special Servicer will be obligated to, among other things, oversee the resolution of Serviced Loans that are Specially Serviced Loans and act as disposition manager of REO Properties (other than any interest in a Mortgaged Property acquired through foreclosure or deed-in-lieu of foreclosure with respect to an Outside Serviced Loan Combination). Each Outside Servicing Agreement provides or is expected to provide, as applicable, for certain servicing transfer events. Upon the occurrence of a servicing transfer event with respect to an Outside Serviced Loan Combination under the Outside Servicing Agreement, servicing of both the affected Outside Serviced Mortgage Loan and the related Outside Serviced Companion Loan(s) will be transferred to the Outside Special Servicer.

All net present value calculations and determinations made under the Pooling and Servicing Agreement with respect to any Serviced Mortgage Loan or related Mortgaged Property or REO Property (including for purposes of the definition of “Servicing Standard” set forth above) will be made by using a discount rate appropriate for the type of cash flows being discounted; namely (i) for principal and interest payments on the Mortgage Loan or proceeds from the sale of a defaulted Mortgage Loan, the highest of (1) the rate determined by the Master Servicer or the Special Servicer, as applicable, that approximates the market rate that would be obtainable by the borrowers on similar debt of the borrowers as of such date of determination, (2) the Mortgage Rate and (3) the yield on 10-year U.S. treasuries and (ii) for all other cash flows, including property cash flow, the “discount rate” set forth in the most recent appraisal (or updated appraisal).

Subservicing

The Master Servicer and the Special Servicer may delegate and/or assign some or all of their respective servicing obligations and duties with respect to some or all of the Serviced Loans to one or more third-party sub-servicers provided that the Master Servicer and the Special Servicer, as applicable, will remain obligated under the Pooling and Servicing Agreement.  Certain servicing and administrative functions may also be provided by one or more primary servicers that previously serviced the Mortgage Loans for the applicable loan seller. Notwithstanding any sub-servicing agreement or primary servicing agreement, the Master Servicer will remain primarily liable to the Trustee, the Certificate Administrator, the Certificateholders and any Serviced Companion Loan Holder for the servicing and administering of the Serviced Loans in accordance with the provisions of the Pooling and Servicing Agreement without diminution of such obligation or liability by virtue of such sub-servicing agreement or primary servicing agreement. A sub-servicer may be an affiliate of the Depositor, the Master Servicer or the Special Servicer. Notwithstanding the foregoing, the Special Servicer may not enter into any sub-servicing agreement which provides for the performance by third parties of any or all of its obligations under the Pooling and Servicing Agreement without, prior to the occurrence and continuance of a Control Termination Event, the consent of the Directing Certificateholder, except to the extent necessary for the Special Servicer to comply with applicable regulatory requirements.

 [Each sub-servicing agreement between the Master Servicer or Special Servicer and a sub-servicer (a “Sub-Servicing Agreement“) will generally be required to provide that (i) such Sub-Servicing Agreement may be assumed by the Trustee, if the Trustee has assumed the duties of the Master Servicer or by any successor Master Servicer without cost or obligation to the assuming party or the Issuing Entity, upon the assumption by such party of the obligations of the Master Servicer pursuant to the Pooling and Servicing Agreement and (ii) the sub-servicer will be in default under such Sub-Servicing Agreement and such Sub-Servicing Agreement will be terminated if the sub-servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the Master Servicer pursuant to the Pooling and Servicing Agreement or such Sub-Servicing Agreement or to the master servicer under any other pooling and servicing agreement that the Depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in such Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required in order for any party to the Pooling and Servicing Agreement to perform its obligations under the Pooling and Servicing Agreement or under the Exchange Act reporting requirements of any other pooling and servicing agreement that the Depositor is a party to. The Master Servicer or Special Servicer, as applicable, will be required to monitor the performance of sub-servicers retained by it and will have the right to remove a sub-servicer retained by it in accordance with the terms of the related Sub-Servicing Agreement. However, no sub-servicer will be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents, without the consent of the Master Servicer or Special Servicer, as applicable.]

Generally, the Master Servicer will be solely liable for all fees owed by it to any sub-servicer retained by the Master Servicer, without regard to whether the Master Servicer’s compensation pursuant to the Pooling and Servicing Agreement is sufficient to pay those fees.

Advances

The Master Servicer will be obligated (subject to the limitations described below) to advance, on the business day immediately preceding a Distribution Date (the “Master Servicer Remittance Date”), an amount (each such amount, a “P&I Advance”) equal to the total or any portion of the Periodic Payment (exclusive of the related Servicing Fee) due or deemed due on a Mortgage Loan (including the Outside Serviced Mortgage Loans, but not including any Companion Loan) for the Due Date in the related Collection Period, to the extent not received as of the close of business on the related Determination Date (without regard to any grace period). In the event the Periodic Payment has been reduced pursuant to any modification, waiver or amendment of the terms of the Mortgage Loan, whether agreed to by the Special Servicer or resulting from bankruptcy, insolvency or any similar proceeding involving the related borrower, the amount required to be advanced will be so reduced. The Master Servicer will not be required or permitted to make an advance for balloon payments, default interest, Excess Interest, prepayment premiums or yield maintenance charges or delinquent monthly debt service payments on the Companion Loans. The amount required to be advanced by the Master Servicer with respect to any Distribution Date in respect of delinquent payments of interest on any Mortgage Loan as to which an Appraisal Reduction Amount exists will equal the product of (i) the amount otherwise required to be advanced by the Master Servicer with respect to delinquent payments of interest without giving effect to such Appraisal Reduction Amount, and (ii) a fraction, the numerator of which is the Stated Principal Balance of such Mortgage Loan as of the last day of the related Collection Period, reduced by such Appraisal Reduction Amount, and the denominator of which is the Stated Principal Balance of such Mortgage Loan as of the last day of the related Collection Period. Appraisal Reduction Amounts will not affect advances in respect of delinquent payments of principal.

The Master Servicer will also be obligated (subject to the limitations described below) with respect to each Serviced Loan serviced, and each REO Property administered, under the Pooling and Servicing Agreement, to make cash advances (“Property Advances” and, together with P&I Advances, “Advances”) to pay all customary, reasonable and necessary “out of pocket” costs and expenses (including attorneys’ fees and fees and expenses of real estate brokers) incurred in connection with the servicing and administration of such Serviced Loan if a default is imminent thereunder or a default, delinquency or other unanticipated event has occurred, or in connection with the administration of any such REO Property, including, but not limited to, the cost of the preservation, insurance, restoration, protection and management of a related Mortgaged Property, the cost of delinquent real estate taxes and assessments, ground lease rent payments, condominium assessments, hazard insurance premiums and to cover other similar costs and expenses necessary to preserve the priority of or enforce the related Mortgage or to maintain a related Mortgaged Property, subject to a non-recoverability determination. The Master Servicer has no obligation to make any Property Advances with regard to any Outside Serviced Mortgage Loan. No Property Advances will be made with regard to a Subordinate Companion Loan if the related Mortgage Loan is no longer held by the Issuing Entity.

The Master Servicer will advance the cost of preparation of any environmental assessments required to be obtained in connection with taking title to any REO Property unless the Master Servicer determines, in its good faith judgment, that such Advance would be a Nonrecoverable Advance but the cost of any compliance, containment, clean-up or remediation of an REO Property will be an expense of the Issuing Entity and paid from the Collection Account.

The Pooling and Servicing Agreement will obligate the Trustee to make any P&I Advance that the Master Servicer was obligated, but failed, to make unless the Trustee or the Special Servicer determines such P&I Advance would be a Nonrecoverable Advance.

The Special Servicer is required to request the Master Servicer to make Property Advances with respect to a Specially Serviced Loan or REO Property under the Pooling and Servicing Agreement. The Special Servicer must make the request a specified number of days in advance of when the Property Advance is required to be made under the Pooling and Servicing Agreement. The Master Servicer, in turn, must make the requested Property Advance within a specified number of days following the Master Servicer’s receipt of the request unless the Master Servicer determines such Advance would be a Nonrecoverable Advance. The Special Servicer will have no obligation to make any Property Advance.

If the Master Servicer is required under the Pooling and Servicing Agreement to make a Property Advance, but does not do so within 15 days after the Property Advance is required to be made by it, then the Trustee will be required:

●	if a responsible officer of the Trustee has actual knowledge of the failure, to give the Master Servicer notice of its failure; and

●	if the failure continues for three more business days, to make the Property Advance, unless the Trustee determines such Property Advance would be a Nonrecoverable Advance.

The Master Servicer and the Trustee, as applicable, will each be entitled to receive interest on Advances at the Prime Rate, compounded annually (the “Advance Rate”), as of each Master Servicer Remittance Date; provided, however, that with respect to any P&I Advance made prior to the expiration of the related grace period, interest on such P&I Advance will accrue only from and after the expiration of such grace period. If the interest on such Advance is not recovered from Modification Fees on the related Mortgage Loan or Penalty Charges on any Mortgage Loan, a shortfall will result which will have the same effect as a liquidation loss on a defaulted Mortgage Loan. The “Prime Rate” is the rate on any day set forth as such in The Wall Street Journal, Eastern edition.

The obligation of the Master Servicer or the Trustee, as applicable, to make Advances with respect to any Mortgage Loan pursuant to the Pooling and Servicing Agreement continues through the foreclosure of such Mortgage Loan and until the liquidation of such Mortgage Loan or the related Mortgaged Properties. Advances are intended to provide a limited amount of liquidity, not to guarantee or insure against losses.

Each Outside Servicer will (or is expected to) be obligated to make servicing advances with respect to the related Outside Serviced Loan Combination and will (or is expected to) be entitled to reimbursement for such servicing advances with interest at a prime lending rate. In addition, if any such servicing advance is determined to be a nonrecoverable advance under an Outside Servicing Agreement, then the Outside Servicer or the Outside Trustee, as applicable, will (or is expected to) be entitled to reimbursement from general collections on the Mortgage Loans in this securitization transaction for the pro rata portion of such nonrecoverable advances allocable to the related Outside Serviced Mortgage Loan (with interest at a prime lending rate) pursuant to the terms of the related Co-Lender Agreement.

If the Master Servicer or the Special Servicer, in accordance with the Servicing Standard, or the Trustee in its good faith business judgment, as applicable, determines that any Advance (together with accrued interest on the Advance) previously made by it (or, in the case of a determination by the Special Servicer, by the Master Servicer or the Trustee) will not be ultimately recoverable out of related late payments, net insurance proceeds, net condemnation proceeds, net liquidation proceeds or other collections with respect to the Mortgage Loan or REO Property, as the case may be, as to which such Advance was made (any such Advance, a “Nonrecoverable Advance”), then the Master Servicer or the Trustee, as applicable, will be entitled to be reimbursed for such Advance, plus interest on the Advance at the Advance Rate, out of amounts payable on or in respect of all of the Mortgage Loans and REO Properties prior to distributions on the Certificates, which will be deemed to have been reimbursed first out of amounts collected or advanced in respect of principal and then out of all other amounts collected on the Mortgage Loans and REO Properties.

In connection with a determination by the Master Servicer, the Special Servicer or the Trustee as to whether an Advance previously made or to be made constitutes or would constitute a Nonrecoverable Advance:

●	neither the Master Servicer nor the Trustee will be required to make any Advance that the Master Servicer or the Special Servicer, in accordance with the Servicing Standard, or the Trustee in its good faith business judgment, determines will not be ultimately recoverable (including interest accrued on the Advance) by the Master Servicer or the Trustee, as applicable, out of related late payments, net insurance proceeds, net condemnation proceeds, net liquidation proceeds or other collections with respect to the Mortgage Loan or REO Property, as the case may be, as to which such Advance was made;

●	the Special Servicer may, at its option, make a determination in accordance with the Servicing Standard that any proposed Advance, if made, would be a Nonrecoverable Advance or that any outstanding Advance is a Nonrecoverable Advance and may deliver to the Master Servicer, the Trustee, the Controlling Class Representative (prior to the occurrence and continuance of a Consultation Termination Event) and, in the case of a Property Advance with respect to a Serviced Outside Controlled Loan Combination, the related Outside Controlling Note Holder notice of such determination, which determination will be conclusive and binding on the Master Servicer and the Trustee;

●	although the Special Servicer may determine whether an outstanding Advance is a Nonrecoverable Advance, the Special Servicer will have no right to (i) make an affirmative determination that any Property Advance previously made, to be made (or contemplated to be made) by the Master Servicer or the Trustee is, or would be, recoverable or (ii) reverse any other authorized person’s determination or to prohibit any such other authorized person from making a determination, that an Advance constitutes or would constitute a Nonrecoverable Advance; provided that this sentence will not be construed to limit the Special Servicer’s right to make a determination that an Advance to be made (or contemplated to be made) would be or a previously made Advance is a Nonrecoverable Advance, as described in the preceding bullet;

●	any non-recoverability determination by the Master Servicer or the Special Servicer described in this paragraph with respect to the non-recoverability of Advances will be conclusive and binding on the Master Servicer (in the case of such a determination by the Special Servicer) and the Trustee; and

●	notwithstanding the foregoing, the Trustee may conclusively rely upon any determination by the Master Servicer or the Special Servicer that any Advance would be recoverable (unless a non-recoverability determination has been made by the other servicer in accordance with the preceding bullet which is binding on the Trustee), and the Master Servicer may conclusively rely upon any determination by the Special Servicer that any Advance would be recoverable.

Any such judgment or determination with respect to the recoverability of Advances by any of the Trustee, the Master Servicer or the Special Servicer must be made (i) in the case of the Master Servicer or the Special Servicer, in accordance with the Servicing Standard, or (ii) in the case of the Trustee, in accordance with its good faith business judgment, and in any event will be required to be evidenced by an officer’s certificate delivered to, among others, the other such parties, the Controlling Class Representative (prior to the occurrence and continuance of a Control Termination Event) and, in the case of a Property Advance with respect to any Serviced Outside Controlled Loan Combination, the related Outside Controlling Note Holder, setting forth such judgment or determination of nonrecoverability and the procedures and considerations of the Master Servicer, the Special Servicer or the Trustee, as applicable, forming the basis of such determination.

With respect to an Outside Serviced Mortgage Loan and the Master Servicer’s and Trustee’s obligation to make P&I Advances, the Master Servicer and the Trustee may make their own independent determination as to the recoverability or the nonrecoverability notwithstanding any determination of the recoverability or the nonrecoverability, as the case may be, by the Outside Servicer or Outside Trustee. In addition, an Outside Servicer under an Outside Servicing Agreement will be entitled to seek recovery from the Issuing Entity of the pro rata share of any non-recoverable servicing advance made with respect to such Outside Serviced Loan Combination, with interest at a prime lending rate.

The Master Servicer or the Trustee, as applicable, will be entitled to reimbursement for any Advance made by it, including all P&I Advances made with respect to the Outside Serviced Mortgage Loans, equal to the amount of such Advance and interest accrued on the Advance at the Advance Rate (i) from Penalty Charges and Modification Fees on the related Mortgage Loan by the borrower and any other collections on the Mortgage Loan, (ii) from insurance proceeds, condemnation proceeds or Liquidation Proceeds collected on the defaulted Mortgage Loan or the related Mortgaged Property or (iii) upon determining in good faith that such Advance with interest is not recoverable from amounts described in clauses (i) and (ii), from any other amounts from time to time on deposit in the Collection Account.

Notwithstanding anything in this prospectus to the contrary, the Master Servicer may in accordance with the Servicing Standard elect (but is not required) to make a payment (and in the case of a Specially Serviced Loan, at the direction of the Special Servicer will be required to make a payment) from amounts on deposit in the Collection Account that would otherwise be a Property Advance with respect to a Mortgage Loan notwithstanding that the Master Servicer or the Special Servicer has determined that such a Property Advance would, if made, be a Nonrecoverable Advance, if making the payment would (x) prevent (i) the related Mortgaged Property from being uninsured or being sold at a tax sale or (ii) any event that would cause a loss of the priority of the lien of the related Mortgage, or the loss of any security for the related Mortgage Loan, or (y) would remediate any adverse environmental condition or circumstance at any of the Mortgaged Properties, if, in each instance, the Special Servicer or the Master Servicer, as applicable, determines in accordance with the Servicing Standard that making the payment is in the best interest of the Certificateholders (and, with respect to any Serviced Loan Combination, the related Serviced Companion Loan Holder) (as a collective whole as if such Certificateholders and/or the related Serviced Companion Loan Holder constituted a single lender) (and, with respect to a Serviced AB Loan Combination, taking into account the subordinate nature of the related Subordinate Companion Loan).

Notwithstanding the foregoing, if the funds in the Collection Account allocable to principal and available for distribution on the next Distribution Date are insufficient to fully reimburse the Master Servicer or the Trustee, as applicable, for a Nonrecoverable Advance, then such party may elect, on a monthly basis, in its sole discretion, to defer reimbursement of some or all of the portion that exceeds such amount allocable to principal (in which case interest will continue to accrue on the unreimbursed portion of the Advance) for a period not to exceed 12 months in any event; provided that any deferral in excess of six months will be subject to the consent of the Controlling Class Representative (or, in the case of a Property Advance with respect to a Serviced Outside Controlled Loan Combination, the related Outside Controlling Note Holder) (unless, if the Controlling Class Representative is the consenting party, a Control Termination Event has occurred and is continuing, in which case the Controlling Class Representative must be consulted with unless a Consultation Termination Event has occurred and is continuing). In addition, the Master Servicer or the Trustee, as applicable, will be entitled to recover any Advance that is outstanding at the time that a Mortgage Loan is modified but is not repaid in full by the borrower in connection with such modification but becomes an obligation of the borrower to pay such amounts in the future (such Advance, a “Workout-Delayed Reimbursement Amount”) out of principal collections in the Collection Account (net of any amounts used to pay a Nonrecoverable Advance or interest on such Nonrecoverable Advance). The Master Servicer or the Trustee will be permitted to recover a Workout-Delayed Reimbursement Amount from general collections in the Collection Account if the Master Servicer or the Trustee, as applicable, (a) has determined that such Workout-Delayed Reimbursement Amount would not be recoverable out of collections on the related Mortgage Loan or (b) has determined that such Workout-Delayed Reimbursement Amount would not ultimately be recoverable, along with any other Workout-Delayed Reimbursement Amounts and Nonrecoverable Advances, out of the principal portion of future collections on the Mortgage Loans and the REO Properties.

Any requirement of the Master Servicer or the Trustee to make an Advance in the Pooling and Servicing Agreement is intended solely to provide liquidity for the benefit of the Certificateholders and not as credit support or otherwise to impose on any such person the risk of loss with respect to one or more Mortgage Loans.

Any election described above by any party to refrain from reimbursing itself for any Nonrecoverable Advance (together with interest for that Nonrecoverable Advance) or portion of any Nonrecoverable Advance with respect to any Distribution Date will not be construed to impose on any party any obligation to make the above described election (or any entitlement in favor of any Certificateholder or any other person to an election) with respect to any subsequent Collection Period or to constitute a waiver or limitation on the right of the person making the election to otherwise be reimbursed for a Nonrecoverable Advance immediately (together with interest on that Nonrecoverable Advance). An election by the Master Servicer or the Trustee will not be construed to impose any duty on the other party to make an election (or any entitlement in favor of any Certificateholder or any other person to such an election). The fact that a decision to recover a Nonrecoverable Advance over time, or not to do so, benefits some Classes of Certificateholders to the detriment of other Classes of Certificateholders will not constitute a violation of the Servicing Standard or a breach of the terms of the Pooling and Servicing Agreement by any party, or a violation of any fiduciary duty owed by any party to the Certificateholders. The Master Servicer’s or the Trustee’s decision to defer reimbursement of such Nonrecoverable Advances as set forth above is an accommodation to the Certificateholders and is not to be construed as an obligation on the part of the Master Servicer or the Trustee or a right of the Certificateholders.

Accounts

The Master Servicer will be required to deposit amounts collected in respect of the Mortgage Loans [and the Trust Subordinate Companion Loan] into a segregated account (the “Collection Account”) established pursuant to the Pooling and Servicing Agreement. The Master Servicer will also be required to establish and maintain a segregated custodial account (the “Loan Combination Custodial Account”) with respect to each Serviced Loan Combination (if any), which may be a sub-account of the Collection Account and deposit amounts collected in respect of such Serviced Loan Combination in the related Loan Combination Custodial Account. The Issuing Entity will only be entitled to amounts on deposit in a Loan Combination Custodial Account to the extent these funds are not otherwise payable to a related Companion Loan Holder or payable or reimbursable to any party to the Pooling and Servicing Agreement. Any amounts in a Loan Combination Custodial Account to which the Issuing Entity is entitled will be transferred on a monthly basis to the Collection Account.

The Certificate Administrator will be required to establish and maintain the following two accounts, which may be sub-accounts of a single account: (i) the “Lower-Tier Distribution Account”, (ii) the “Upper Tier Distribution Account”[, and (iii) the “Loan Specific Distribution Account”(collectively with the Lower-Tier Distribution Account and the Upper Tier Distribution Account, the “Distribution Account”).

With respect to each Distribution Date, on the related Master Servicer Remittance Date, the Master Servicer will be required to disburse from the Collection Account and remit to the Certificate Administrator for deposit into the Lower-Tier Distribution Account in respect of the related Mortgage Loans, to the extent of funds on deposit in the Collection Account, the Available Funds for such Distribution Date and any prepayment premiums or yield maintenance charges collected during the applicable one-month period ending on the related Determination Date (or, in the case of an Outside Serviced Mortgage Loan, received by the Master Servicer as of the close of business on the business day immediately preceding the applicable Master Servicer Remittance Date and not previously so remitted to the Certificate Administrator). In addition, the Master Servicer will be required to remit to the Certificate Administrator all P&I Advances for deposit into the Lower-Tier Distribution Account on the related Master Servicer Remittance Date. To the extent the Master Servicer fails to do so, the Trustee will deposit all P&I Advances into the Lower-Tier Distribution Account, as applicable, as described in this prospectus. On each Distribution Date, the Certificate Administrator will be required to withdraw amounts distributable on such date on the Regular Certificates, the Class R Certificates (other than in respect of the residual interest in the Lower-Tier REMIC) and the Trust Components first, from the Lower-Tier Distribution Account, and deposit such amounts in the Upper Tier Distribution Account for distribution on the Certificates. See “Description of the Certificates—Distributions”.

The Certificate Administrator will also be required to establish and maintain an account (the “Interest Reserve Account”), which may be a sub-account of the Distribution Account. On each Master Servicer Remittance Date occurring in January (except during a leap year) or February (commencing in 2016) (unless, in either case, the related Distribution Date is the final Distribution Date), the Master Servicer will be required to remit to the Certificate Administrator for deposit, in respect of each Mortgage Loan that accrues interest on an Actual/360 basis, an amount equal to one day’s interest at the related Mortgage Rate (net of the related Administrative Fee Rate) on the respective Stated Principal Balance, as of the close of business on the Distribution Date in the month preceding the month in which such Master Servicer Remittance Date occurs, to the extent the applicable Periodic Payment or a P&I Advance is made in respect of the Periodic Payment (all amounts so deposited in any consecutive January (if applicable) and February, “Withheld Amounts”). On each Master Servicer Remittance Date occurring in March (or February, if such Distribution Date is the final Distribution Date), the Certificate Administrator will be required to withdraw from the Interest Reserve Account an amount equal to the Withheld Amounts, if any, from the preceding January (if applicable) and February, and deposit such amount into the Lower-Tier Distribution Account.

If there are any ARD Loans included in the Issuing Entity, the Certificate Administrator will also be required to establish and maintain an account (the “Excess Interest Distribution Account”), which may be a sub-account of a Distribution Account. The Excess Interest Distribution Account will be an asset of the Grantor Trust. On the Master Servicer Remittance Date immediately preceding the applicable Distribution Date, the Master Servicer is required to remit to the Certificate Administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received by the Master Servicer during the applicable one-month period ending on the related Determination Date. Distributions of Excess Interest on the Class [ARD] Certificates will be made from the Excess Interest Distribution Account.

The Certificate Administrator will also be required to establish and maintain an account (the “Excess Liquidation Proceeds Reserve Account”), which may be a sub-account of a Distribution Account. To the extent that any gains are realized on sales of Mortgaged Properties, such gains will be deposited into the Excess Liquidation Proceeds Reserve Account and applied to all amounts due and payable on the Regular Certificates and the Trust Components and all Realized Losses allocable to such Certificates or Trust Components after application of the Available Funds for such Distribution Date. However, holders of the Class R Certificates will be entitled to distributions of amounts on deposit in the Excess Liquidation Proceeds Reserve Account that exceed amounts reasonably anticipated to be required to offset possible future Realized Losses, as determined by the Special Servicer from time to time, or that remain after all distributions with respect to the Regular Certificates on the final Distribution Date.

The Certificate Administrator will also be required to establish and maintain an account (the “Exchangeable Distribution Account”), for the benefit of holders of Exchangeable Certificates, which may be a sub-account of a Distribution Account. Amounts distributed with respect to a Trust Component are to be deposited in the Exchangeable Distribution Account and then withdrawn and distributed in the appropriate proportions to the holders of the applicable Classes of Exchangeable Certificates.

Other accounts to be established pursuant to the Pooling and Servicing Agreement are one or more segregated custodial accounts (each, an “REO Account”) for collections from REO Properties and one or more accounts (collectively, the “Loss of Value Reserve Fund”) for the purposes of holding Loss of Value Payments to be applied as described under “—Application of Loss of Value Payments”.

The Collection Account, any Loan Combination Custodial Account, any REO Account, the Loss of Value Reserve Fund, the Distribution Account, the Interest Reserve Account, the Exchangeable Distribution Account, the Excess Liquidation Proceeds Reserve Account and the Excess Interest Distribution Account will be held in the name of the Certificate Administrator (or the Master Servicer (in the case of the Collection Account and each Loan Combination Custodial Account) or the Special Servicer (in the case of any REO Account and the Loss of Value Reserve Fund)) on behalf of the Trustee for the benefit of the holders of Certificates. Each of the Collection Account, any Loan Combination Custodial Account, any REO Account, the Loss of Value Reserve Fund, the Distribution Account, the Interest Reserve Account, any escrow account, the Exchangeable Distribution Account, the Excess Liquidation Proceeds Reserve Account and the Excess Interest Distribution Account will be held at a Depository institution or trust company meeting the requirements of the Pooling and Servicing Agreement or satisfactory to the Rating Agencies.

Amounts on deposit in the Distribution Account, the Exchangeable Distribution Account, the Excess Liquidation Proceeds Reserve Account, the Excess Interest Distribution Account and the Interest Reserve Account will remain uninvested, and such accounts will be non-interest bearing.

Amounts on deposit in the Collection Account, any Loan Combination Custodial Account, the Excess Interest Distribution Account, any REO Account and the Loss of Value Reserve Fund may be invested in certain United States government securities and other high-quality investments meeting the requirements of the Pooling and Servicing Agreement or otherwise satisfactory to the Rating Agencies, and maturing no later than the business day preceding the date on which such funds are required to be withdrawn pursuant to the Pooling and Servicing Agreement. Interest or other income earned on funds in the Collection Account and any Loan Combination Custodial Account will be paid to the Master Servicer as additional servicing compensation, and interest or other income earned on funds in any REO Account and the Loss of Value Reserve Fund will be payable to the Special Servicer.

If with respect to any Serviced Loan the related Mortgage Loan documents permit the lender to, at its option prior to an event of default under the related Serviced Loan, apply amounts held in any reserve account as a prepayment or hold such amounts in a reserve account, neither the Master Servicer or the Special Servicer, as applicable, may apply such amounts as a prepayment, and will instead continue to hold such amounts in the applicable reserve account. Such amount may be used, if permitted under the Serviced Loan documents, to defease the loan, or may be used to prepay the Serviced Loan upon a subsequent default.

Withdrawals from the Collection Account

The Master Servicer may make withdrawals from the Collection Account (exclusive of any Loan Combination Custodial Account that may be a subaccount thereof) for the following purposes, to the extent permitted, as well as any other purpose described in this prospectus (the order set forth below not constituting an order of priority for such withdrawals): (i) to remit on or before each Master Servicer Remittance Date (A) to the Certificate Administrator for deposit into the Lower-Tier Distribution Account an amount equal to the sum of (I) the Available Funds for the related Distribution Date and any prepayment premiums or yield maintenance charges collected during the applicable one-month period ending on the related Determination Date and (II) the Trustee/Certificate Administrator Fee for the related Distribution Date, (B) to the Certificate Administrator for deposit into the Excess Liquidation Proceeds Reserve Account an amount equal to the excess Liquidation Proceeds received in the applicable one-month period ending on the related Determination Date, if any,(C) to the Certificate Administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received in the applicable one-month period ending on the related Determination Date, if any, and (D) if such Master Servicer Remittance Date occurs in January (except during a leap year) or February (unless, in either case, the related Distribution Date is the final Distribution Date), to the Certificate Administrator for deposit into the Interest Reserve Account an amount required to be withheld as described above under “—Accounts,” (ii) to pay or reimburse the Master Servicer and the Trustee, as applicable, pursuant to the terms of the Pooling and Servicing Agreement for Advances made by any of them and interest on Advances (the Master Servicer’s or the Trustee’s right, as applicable, to reimbursement for items described in this clause (ii) being limited as described above under “—Advances”), (iii) to pay on or before each Master Servicer Remittance Date (x) to the Master Servicer as compensation, the aggregate unpaid Servicing Fee earned with respect to the Mortgage Loans through the end of the most recently ended Interest Accrual Period, and (y) to the Special Servicer as compensation, unpaid special servicing compensation earned with respect to the Mortgage Loans through the immediately preceding Determination Date (or, in the case of Special Servicing Fees, accrued with respect to the Mortgage Loans that are Specially Serviced Loans through the end of the most recently ended Interest Accrual Period), (iv) to pay to the Operating Advisor [the Operating Advisor Consulting Fee (but only to the extent actually received from the related borrower) and] the Operating Advisor Fee, (v) to pay to the Asset Representations Reviewer the Asset Representations Reviewer Ongoing Fee and any unpaid Asset Representations Reviewer Asset Review Fee (to the extent such fee is to be payable by the Issuing Entity), (vi) to pay on or before each Distribution Date to any person with respect to each related Mortgage Loan or REO Property that has previously been purchased or repurchased by such person pursuant to the Pooling and Servicing Agreement, a Mortgage Loan Purchase Agreement, a Co-Lender Agreement (if applicable) or a mezzanine intercreditor agreement, all amounts received on such Mortgage Loan or REO Property during the applicable one-month period ending on the related Determination Date and subsequent to the date as of which the amount required to effect such purchase or repurchase was determined, (vii) to the extent not reimbursed or paid pursuant to any of the above clauses, to reimburse or pay the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, and/or the Depositor for unpaid compensation (in the case of the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or the Operating Advisor), unpaid additional expenses of the Issuing Entity and certain other unreimbursed expenses incurred by such person pursuant to and to the extent reimbursable under the Pooling and Servicing Agreement and to satisfy any indemnification obligations of the Issuing Entity under the Pooling and Servicing Agreement, (viii) to pay to the Certificate Administrator amounts reasonably determined by the Certificate Administrator to be necessary to pay any applicable federal, state or local taxes imposed on either Trust REMIC, (ix) to pay the CREFC® Intellectual Property Royalty License Fee, (x) to make such payments and reimbursements out of funds transferred to the Collection Account from the Loss of Value Reserve Fund as described under “—Application of Loss of Value Payments” below, (xi) to withdraw any amount deposited into the Collection Account that was not required to be deposited in the Collection Account, and (xii) to clear and terminate the Collection Account pursuant to a plan for termination and liquidation of the Issuing Entity. However, certain of the foregoing withdrawals of items specifically related to a Serviced Loan Combination or related REO Property will first be made out of the related Loan Combination Custodial Account and will be made out of the Collection Account only if and to the extent that amounts in the related Loan Combination Custodial Account are insufficient or, based on the related Co-Lender Agreement, unavailable to make the relevant payment or reimbursement. If the Master Servicer makes any reimbursement or payment out of the Collection Account to cover the related Serviced Companion Loan Holder’s share of any cost, expense, indemnity, Property Advance or interest on such Property Advance, or fee with respect to a Serviced Loan Combination (taking into account the subordinate nature of any related Subordinate Companion Loan(s)), then the Master Servicer (with respect to non-Specially Serviced Loans) and the Special Servicer (with respect to Specially Serviced Loans) must use efforts consistent with the Servicing Standard to collect such amount out of collections on such Serviced Companion Loan or, if and to the extent permitted under the related Co-Lender Agreement, from such Serviced Companion Loan Holder. The Master Servicer will also be entitled to make withdrawals from the Collection Account of amounts necessary for the payments or reimbursements required to be paid to the parties to, and/or the securitization trust created under, any Outside Servicing Agreement pursuant to the related Co-Lender Agreement.

If a P&I Advance is made with respect to any Serviced Mortgage Loan that is part of a Serviced Pari Passu Loan Combination, then that P&I Advance, together with interest on such P&I Advance, may only be reimbursed out of future payments and collections on that Serviced Mortgage Loan or, as and to the extent described under “—Advances” above, on other Mortgage Loans, but not out of payments or other collections on the related Serviced Pari Passu Companion Loan. Likewise, the Trustee/Certificate Administrator Fee, the Operating Advisor Fee and the Asset Representations Reviewer Ongoing Fee that accrue with respect to any Serviced Mortgage Loan that is part of a Serviced Loan Combination and any other amounts payable to the Operating Advisor may only be paid out of payments and other collections on such Serviced Mortgage Loan and/or the Mortgage Pool generally, but not out of payments or other collections on the related Serviced Companion Loan.

Application of Loss of Value Payments

If any Loss of Value Payments are deposited into the Loss of Value Reserve Fund with respect to any Mortgage Loan or any related REO Property, then the Special Servicer will be required (with respect to clause (v) below, subject to any notice required to be provided by the Certificate Administrator under the Pooling and Servicing Agreement) to transfer such Loss of Value Payments (up to the remaining portion of such Loss of Value Payments) from the Loss of Value Reserve Fund to the Master Servicer for deposit into the Collection Account for the following purposes:

(i)       to reimburse the Master Servicer, the Special Servicer or the Trustee, in accordance with the terms of the Pooling and Servicing Agreement, for any Nonrecoverable Advance made by such party with respect to such Mortgage Loan or any related REO Property (together with interest on such Advance);

(ii)      to pay, or to reimburse the Issuing Entity for the prior payment of, any expense relating to such Mortgage Loan or any related REO Property that constitutes or, if not paid out of such Loss of Value Payments, would constitute an additional expense of the Issuing Entity, and to pay, in accordance with the terms of the Pooling and Servicing Agreement, any unpaid Liquidation Fee due and owing to the Special Servicer with respect to such Mortgage Loan or any related REO Property;

(iii)      to offset any portion of Realized Losses that are attributable to such Mortgage Loan or related REO Property (as calculated without regard to the application of such Loss of Value Payments), incurred with respect to such Mortgage Loan or any related successor REO Mortgage Loan;

(iv) following the liquidation of such Mortgage Loan or any related REO Property and any related transfers from the Loss of Value Reserve Fund with respect to the items contemplated by the immediately preceding clauses (i) to (iii) above as to such Mortgage Loan, to cover the items contemplated by the immediately preceding clauses (i) to (iii) in respect of any other Mortgage Loan or REO Mortgage Loan; and

(v) on the final Distribution Date after all distributions have been made as set forth in clauses (i) through (iv) above, to each Sponsor, its pro rata share, based on the amount that it contributed, net of any amount contributed by such Sponsor that was used pursuant to clauses (i) to (iii) above to offset any portion of Realized Losses that are attributable to such Mortgage Loan or related REO Property, additional expenses of the Issuing Entity or any Nonrecoverable Advances incurred with respect to the Mortgage Loan related to such contribution.

Servicing and Other Compensation and Payment of Expenses

Master Servicing Compensation. The fee of the Master Servicer (the “Servicing Fee”) will be payable monthly from amounts received in respect of the related Mortgage Loan and any related Serviced Companion Loan (including any Specially Serviced Loan and any Outside Serviced Mortgage Loan) or any successor REO Mortgage Loan or successor REO Companion Loan. With respect to each such Mortgage Loan and Serviced Companion Loan (including each Specially Serviced Loan and each Outside Serviced Mortgage Loan) or any successor REO Mortgage Loan or successor REO Companion Loan, the Servicing Fee will: (a) accrue on the related Stated Principal Balance at a fixed annual rate (the “Servicing Fee Rate”), which, together with the CREFC® Intellectual Property Royalty License Fee Rate (in the case of a Mortgage Loan), the Trustee/Certificate Administrator Fee Rate (in the case of a Mortgage Loan) and the Operating Advisor Fee Rate (in the case of a Mortgage Loan), is equal to the per annum rate set forth on Annex A to this prospectus as the Administrative Fee Rate with respect to such Mortgage Loan or Serviced Companion Loan; (b) be calculated on the same basis as interest is calculated on the related Mortgage Loan or Serviced Companion Loan, and (c) be prorated for partial periods. The Servicing Fee includes (i) all amounts required to be paid to any primary servicer or subservicer, and (ii) with respect to each Outside Serviced Mortgage Loan, for purposes of presentation in this prospectus, the primary servicing fee required to be paid to the related Outside Servicer, which will accrue at the applicable Outside Servicer Fee Rate (as defined below in the footnotes to the table under the “—Servicing and Other Compensation and Payment of Expenses—Fees and Expenses” heading).

With respect to any Distribution Date, the Master Servicer will be entitled to retain any Prepayment Interest Excesses received on the Serviced Loans to the extent not needed to make Compensating Interest Payments. In addition to the Servicing Fee, the Master Servicer will be entitled to retain, as additional servicing compensation (a) a specified percentage (which may be either 50% or 100% for performing Serviced Loans, and 0% for Specially Serviced Loans) of Excess Modification Fees, Excess Penalty Charges, Consent Fees, Ancillary Fees (other than fees for insufficient or returned checks), extension fees and Assumption Fees with respect to each Serviced Loan, (b) 100% of any assumption application fees with respect to each Serviced Loan that is not a Specially Serviced Loan, any defeasance fee received in connection with the defeasance of a Serviced Loan, and (c) 100% of fees for insufficient or returned checks actually received from borrowers on all Serviced Loans. The Master Servicer also is authorized but not required to invest or direct the investment of funds held in the Collection Account in certain investments permitted under the terms of the Pooling and Servicing Agreement, and the Master Servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the Pooling and Servicing Agreement. The Master Servicer also is entitled to retain any interest earned on any servicing escrow account to the extent the interest is not required to be paid to the related borrowers.

Although the Master Servicer is required to service and administer the Serviced Loans in accordance with the Servicing Standard and, accordingly, without regard to its rights to receive compensation under the Pooling and Servicing Agreement, additional servicing compensation in the nature of assumption and modification fees may under certain circumstances provide the Master Servicer with an economic disincentive to comply with this standard.

The Master Servicer will be entitled to designate a portion of the Servicing Fee accrued on the Mortgage Loans and the Serviced Companion Loans at a specified rate per annum, the right to which portion will be transferable by the Master Servicer to other parties. That specified rate will be subject to reduction at any time following any resignation of the Master Servicer or any termination of the Master Servicer for cause, in each case to the extent reasonably necessary for the Trustee to appoint a successor Master Servicer that satisfies the requirements of the Pooling and Servicing Agreement.

“Consent Fees” means, with respect to any Serviced Loan, any and all fees actually paid by a borrower with respect to any consent or approval required pursuant to the terms of the Serviced Loan documents that does not involve a modification evidenced by a signed writing, assumption, extension, waiver or amendment of the terms of the Serviced Loan documents.

[“Excess Modification Fees” means, with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) [and the Trust Subordinate Companion Loan], the sum of (A) the excess of (i) any and all Modification Fees with respect to a modification, waiver, extension or amendment of any of the terms of a Serviced Mortgage Loan (or Serviced Loan Combination, if applicable), over (ii) all unpaid or unreimbursed Advances and additional trust fund expenses (including, without limitation, interest on unreimbursed Advances with respect to such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable), but excluding (1) Special Servicing Fees, Workout Fees and Liquidation Fees and (2) Borrower Delayed Reimbursements) outstanding or previously incurred on behalf of the Issuing Entity with respect to the related Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) and reimbursed from such Modification Fees (which additional trust fund expenses will be reimbursed from such Modification Fees) and (B) expenses previously paid or reimbursed from Modification Fees as described in the preceding clause (A), which expenses have been recovered from the related borrower as Penalty Charges, specific reimbursements or otherwise. All Excess Modification Fees earned by the Special Servicer will be required to offset any future Workout Fees or Liquidation Fees payable with respect to the related Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) or REO Property; provided, that if the Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) ceases being a Corrected Loan, and is subject to a subsequent modification, any Excess Modification Fees earned by the Special Servicer prior to such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) ceasing to be a Corrected Loan will no longer be offset against future Liquidation Fees and Workout Fees unless such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) ceased to be a Corrected Loan within [18] months of it becoming a modified Mortgage Loan (or a modified Loan Combination, if applicable). In such case, the Special Servicer will be entitled to a Liquidation Fee or Workout Fee (to the extent not previously offset) with respect to the new modification, waiver, extension or amendment or future liquidation of the Specially Serviced Loan or related REO Property (including in connection with a repurchase, sale, refinance, discounted or final payoff or other liquidation); provided that any Excess Modification Fees earned and paid to the Special Servicer in connection with such subsequent modification, waiver, extension or amendment will be applied to offset such Liquidation Fee or Workout Fee to the extent described above. Within any prior [12-]month period, all Excess Modification Fees earned by the Master Servicer or the Special Servicer (after taking into account any offset described above applied during such [12-] month period) with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) will be subject to a cap equal to the greater of (i) [__]% of the outstanding principal balance of such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) after giving effect to such transaction and (ii) $[_____].]

“Borrower Delayed Reimbursements” means any unpaid or unreimbursed additional expenses (including, without limitation, Advances and interest on Advances) that the related borrower is required pursuant to a written modification agreement to pay in the future to the Issuing Entity in its capacity as owner of the related Mortgage Loan.

“Modification Fees” means, with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) [and the Trust Subordinate Companion Loan], any and all fees collected from the related borrower with respect to a modification, extension, waiver or amendment that modifies, extends, amends or waives any term of the Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) documents (as evidenced by a signed writing) agreed to by the Master Servicer or the Special Servicer (other than all Assumption Fees, assumption application fees, Consent Fees and defeasance fees).

“Penalty Charges” means, with respect to any Mortgage Loan (or Serviced Loan Combination, if applicable) (or successor REO Mortgage Loan or successor REO Companion Loan), any amounts actually collected thereon from the borrower that represent default charges, penalty charges, late fees and default interest (in the case of any Split Mortgage Loan or Serviced Companion Loan, to the extent allocable thereto pursuant to the related Co-Lender Agreement, and, in the case of a Serviced Companion Loan, to the extent not payable to the Serviced Companion Loan Holder, and, in the case of an Outside Serviced Mortgage Loan, to the extent remitted by the Outside Servicer to the Master Servicer).

“Ancillary Fees” means, with respect to any Serviced Loan, any and all demand fees, beneficiary statement charges, fees for insufficient or returned checks and other usual and customary charges and fees (other than

Modification Fees, Consent Fees, Penalty Charges, defeasance fees, Assumption Fees and assumption application fees) actually received from the borrower.

“Excess Penalty Charges” means, with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) [and the Trust Subordinate Companion Loan] and any Collection Period, the sum of (A) the excess of (i) any and all Penalty Charges collected in respect of such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) during such Collection Period, over (ii) all unpaid or unreimbursed additional expenses (including without limitation interest on Advances, but excluding Special Servicing Fees, Workout Fees and Liquidation Fees) outstanding or previously incurred on behalf of the Issuing Entity (and, if applicable, the related Serviced Companion Loan Holder) with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) and reimbursed from such Penalty Charges (which additional expenses will be reimbursed from such Penalty Charges) and (B) expenses previously paid or reimbursed from Penalty Charges as described in the preceding clause (A), which expenses have been recovered from the related borrower or otherwise.

“Assumption Fees” means, with respect to any Serviced Loan, any and all assumption fees with respect to a transfer of a related Mortgaged Property or interests in a related borrower (excluding assumption application fees).

An Outside Servicer will be entitled to receive servicing compensation with respect to the related Outside Serviced Loan Combination pursuant to the terms of the Outside Servicing Agreement, which servicing compensation will be similar, but not necessarily identical, to that payable to the Master Servicer with respect to a Serviced Loan Combination under the Pooling and Servicing Agreement (except that the applicable primary servicing fee rate under the related Outside Servicing Agreement will be as indicated above under this “—Servicing and Other Compensation and Payment of Expenses—Master Servicing Compensation” heading, and below in the footnotes to the table under the “—Servicing and Other Compensation and Payment of Expenses—Fees and Expenses” heading, and in each case such applicable primary servicing fee rate is included in the related Servicing Fee Rate presented in this prospectus).

Special Servicing Compensation. The principal compensation to be paid to the Special Servicer in respect of its special servicing activities will be the Special Servicing Fee, the Workout Fee and the Liquidation Fee.

The “Special Servicing Fee” will accrue with respect to each Specially Serviced Loan and REO Property serviced and administered under the Pooling and Servicing Agreement at the applicable Special Servicing Fee Rate calculated on the basis of the Stated Principal Balance of the related Specially Serviced Loan on the same basis as interest is calculated on the related Specially Serviced Loan and will be prorated for partial periods, and will be payable monthly from general collections on all the Mortgage Loans and any REO Properties.

“Special Servicing Fee Rate” means (a) [___]% per annum or (b) if such rate in clause (a) would result in a Special Servicing Fee with respect to a Specially Serviced Loan or REO Property serviced and administered under the Pooling and Servicing Agreement, that would be less than $[____] in any given month, then the Special Servicing Fee Rate for such month for such Specially Serviced Loan or REO Property will be such higher per annum rate as would result in a Special Servicing Fee equal to $[____] for such month with respect to such Specially Serviced Loan or REO Property.

The “Workout Fee” will generally be payable with respect to each Corrected Loan serviced and administered under the Pooling and Servicing Agreement, and will be calculated by application of the applicable Workout Fee Rate to each collection of interest (excluding default interest and Excess Interest) and principal received on that Corrected Loan, for so long as it remains a Corrected Loan; provided that no Workout Fee will be payable by the Issuing Entity with respect to any such Corrected Loan if and to the extent that the Corrected Loan became a Specially Serviced Loan under clause (g) of the definition of Specially Serviced Loan (and no other clause of that definition) and no event of default actually occurs, unless the Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) is modified by the Special Servicer in accordance with the terms of the Pooling and Servicing Agreement; provided, further, that if a Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) becomes a Specially Serviced Loan under the Pooling and Servicing Agreement only because of an event described in clause (a) of the definition of Specially Serviced Loan and the related collection of interest and principal is received within 90 days following the related maturity date in connection with the full and final payoff or refinancing of the related Serviced Mortgage Loan (or Serviced Loan Combination, if applicable), the Special Servicer will not be entitled to collect a Workout Fee, but may collect and retain appropriate fees from the related borrower in connection with such workout. The Workout Fee with respect to any Specially Serviced Loan that becomes a Corrected Loan under the Pooling and Servicing Agreement will be reduced by any Excess Modification Fees paid by or on behalf of the related borrower with respect to such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) as described in the definition of Excess Modification Fees, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee.

The Workout Fee with respect to any Corrected Loan serviced and administered under the Pooling and Servicing Agreement, will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan but will become payable again if and when the Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) again becomes a Corrected Loan.

The “Workout Fee Rate” under the Pooling and Servicing Agreement will be a rate equal to the lesser of (a) [___]% and (b) such lower rate as would result in a workout fee of $[_____] when applied to each expected payment of principal and interest (other than default interest and Excess Interest) on the subject Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) from the date such Mortgage Loan (or Serviced Loan Combination, if applicable) becomes a Corrected Loan, through and including the then-related maturity date; provided that, if the rate in clause (a) above would result in a Workout Fee that would be less than $[_____)] when applied to each expected payment of principal and interest (other than default interest and Excess Interest) on the subject Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) from the date such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) becomes a Corrected Loan through and including the then-related maturity date, then the Workout Fee Rate will be a rate equal to such higher rate as would result in a Workout Fee equal to $[_____] when applied to each expected payment of principal and interest (other than default interest and Excess Interest) on such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) from the date such Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) becomes a Corrected Loan through and including the then-related maturity date.

If the Special Servicer resigns or is terminated other than for cause, it will receive any Workout Fees payable on the Serviced Mortgage Loans (or Serviced Loan Combinations, if applicable) that were Corrected Loans at the time of the resignation or termination or for which the resigning or terminated Special Servicer had cured the event of default through a modification, restructuring or workout negotiated by the Special Servicer and evidenced by a signed writing, but which had not as of the time the Special Servicer resigned or was terminated become a Corrected Loan solely because the borrower had not had sufficient time to make three consecutive full and timely Periodic Payments and which subsequently becomes a Corrected Loan as a result of the borrower making such three consecutive timely Periodic Payments, but such fee will cease to be payable in each case if the Corrected Loan again becomes a Specially Serviced Loan. The successor Special Servicer will not be entitled to any portion of those Workout Fees.

A “Liquidation Fee” will be payable: (i) with respect to each Specially Serviced Loan serviced and administered under the Pooling and Servicing Agreement, as to which the Special Servicer obtains a full or discounted payoff (or unscheduled partial payment to the extent such prepayment is required by the Special Servicer as a condition to a workout) from the related borrower, (ii) except as otherwise described below, with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) repurchased or substituted for, or with respect to which a Loss of Value Payment is made, by a Sponsor, and (iii) with respect to any Specially Serviced Loan or any REO Property serviced and administered under the Pooling and Servicing Agreement, as to which the Special Servicer receives any Liquidation Proceeds, insurance proceeds or condemnation proceeds. The Liquidation Fee for each such Serviced Mortgage Loan, Specially Serviced Loan or REO Property serviced and administered under the Pooling and Servicing Agreement, will be payable from, and will be calculated by application of the Liquidation Fee Rate, to the related payment or proceeds; provided, that the Liquidation Fee with respect to any such Specially Serviced Loan or REO Property will be reduced by the amount of any Excess Modification Fees paid by or on behalf of the related borrower with respect to the Specially Serviced Loan or REO Property as described in the definition of “Excess Modification Fees” but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee; provided, further, that if a Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) becomes a Specially Serviced Loan under the Pooling and Servicing Agreement only because of an event described in the second bullet of clause (a) of the definition of “Specially Serviced Loan” as a result of a payment default at maturity and the related proceeds or payment are received within 90 days following the related default in connection with the full and final payoff or refinancing of the related Serviced Mortgage Loan or Serviced Loan Combination, if applicable, the Special Servicer will not be entitled to collect a Liquidation Fee, but may collect and retain appropriate fees from the related borrower in connection with such liquidation; provided, however, that, except as contemplated by each of the immediately preceding provisos and the second following paragraph, no Liquidation Fee will be less than $25,000. Notwithstanding the foregoing, in the event a party to the Pooling and Servicing Agreement is required to enforce the obligations of a Mortgage Loan Seller under its related Mortgage Loan Purchase Agreement with respect to an Outside Serviced Mortgage Loan, such party may be entitled to receive a liquidation fee (similar to the Liquidation Fee) in the amount and under the circumstances set forth in the Pooling and Servicing Agreement.

The “Liquidation Fee Rate” under the Pooling and Servicing Agreement will be a rate equal to the lesser of (a) such rate as would result in a Liquidation Fee of $[_____] and (b) [___]%.

Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based upon, or out of, Liquidation Proceeds received in connection with: (i) the repurchase of, or substitution for, or payment of the Loss of Value Payment with respect to, any Mortgage Loan [or Trust Subordinate Companion Loan] by the applicable Sponsor for a Material Defect within [120] days of the discovery or receipt of notice by the Sponsor of the Material Defect that gave rise to the particular repurchase or substitution obligation, or the payment of a Loss of Value Payment in connection with any such breach or document defect within such time period, (ii) the purchase of any Specially Serviced Loan or REO Property by a mezzanine loan holder, if any (based on a purchase option set forth under the related intercreditor agreement), or the holder of a Subordinate Companion Loan [or the holders of the [LOAN SPECIFIC CLASS] Certificates], if any (based on a purchase option set forth under the related Co-Lender Agreement or the Pooling and Servicing Agreement), in each case within [90] days of the date that the first purchase option related to the subject Servicing Transfer Event first becomes exercisable; or (iii) the purchase or other acquisition of all of the Mortgage Loans and REO Properties (or the Issuing Entity’s interest therein) [and the Trust Subordinate Companion Loan] in connection with an optional termination of the Issuing Entity. The Special Servicer may not receive a Workout Fee and a Liquidation Fee with respect to the same proceeds collected on a Mortgage Loan.

“Liquidation Proceeds” means the amount (other than insurance proceeds and condemnation proceeds) received in connection with (i) a liquidation of a Mortgage Loan, Serviced Companion Loan, Mortgaged Property, REO Property or interest in a Mortgage Loan, Serviced Companion Loan, Mortgaged Property or REO Property or (ii) the transfer of any Loss of Value Payments from the Loss of Value Reserve Fund to the Collection Account in accordance with the Pooling and Servicing Agreement (provided that for the purpose of determining the amount of the Liquidation Fee (if any) payable to the Special Servicer in connection with such Loss of Value Payment, the full amount of such Loss of Value Payment will be deemed to constitute “Liquidation Proceeds” from which the Liquidation Fee (if any) is payable as of such time such Loss of Value Payment is made by the applicable Sponsor).

“Defaulted Mortgage Loan” means a Serviced Loan (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period permitted by the related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the Master Servicer or the Special Servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.

The Special Servicer will also be entitled to retain, as additional servicing compensation: (a) a specified percentage (which may be either 0% or 50% for Serviced Loans that are not Specially Serviced Loans, and will be 100% for Specially Serviced Loans) of Excess Modification Fees, Excess Penalty Charges, Consent Fees, Ancillary Fees (other than (i) fees for insufficient or returned checks and (ii) beneficiary statement charges) and Assumption Fees with respect to each Serviced Loan; (b) 100% of any assumption application fees with respect to (i) Specially Serviced Loans and (ii) Serviced Loans that are not Specially Serviced Loans (if the related assumption was processed by the Special Servicer); (c) any interest or other income earned on deposits in the REO Accounts and the reserve account established to hold any Loss of Value Payments that may be made by a Sponsor (or, if applicable, any related guarantor(s)) in connection with a Material Defect, (d) 100% of fees for insufficient or returned checks actually received from borrowers relating to the accounts held by the Special Servicer and (e) 100% of beneficiary statement charges actually received from borrowers to the extent the related beneficiary statements were prepared by the Special Servicer. With respect to Excess Penalty Charges, the Special Servicer will be entitled to any collections of Excess Penalty Charges that represent amounts accrued while the subject Serviced Loan is a Specially Serviced Loan even if collected when the Serviced Loan is not a Specially Serviced Loan. The Special Servicer will be entitled to charge and retain reasonable review fees in connection with any borrower request with respect to a Specially Serviced Loan or any non-Specially Serviced Loan as to which the borrower request relates to a Major Decision or a Special Servicer Decision, to the extent such fees are (i) not inconsistent with the related Mortgage Loan documents, (ii) in accordance with the Servicing Standard and (iii) actually paid by or on behalf of the related borrower. The Master Servicer will not be permitted to waive any such review fee without the Special Servicer’s consent.

Although the Special Servicer is required to service and administer the Serviced Loans in accordance with the Servicing Standard and, accordingly, without regard to its rights to receive compensation under the Pooling and Servicing Agreement, additional servicing compensation in the nature of assumption and modification fees may under certain circumstances provide the Special Servicer with an economic disincentive to comply with this standard.

With respect to each Collection Period, the Special Servicer will be required to deliver or cause to be delivered to the Certificate Administrator, without charge and within two business days following the related Determination Date, a report that discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the Special Servicer or any of its affiliates during the related Collection Period.

The Special Servicer and its affiliates will be prohibited from receiving or retaining any compensation or any other remuneration (including, without limitation, in the form of commissions, brokerage fees or rebates) from any person or entity (including, without limitation, the Issuing Entity, any borrower, any property manager, any guarantor or indemnitor in respect of a Serviced Mortgage Loan or Serviced Companion Loan and any purchaser of any Serviced Mortgage Loan, Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Serviced Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under the Pooling and Servicing Agreement, other than as expressly provided for in the Pooling and Servicing Agreement; provided, that such prohibition will not apply to the Permitted Special Servicer/Affiliate Fees or the fees received by any person acting as an Outside Servicer or an Outside Special Servicer as expressly provided for under the Outside Servicing Agreement, or as Master Servicer or Special Servicer as expressly provided for under the pooling and servicing agreement governing the securitization of a Serviced Companion Loan.

“Disclosable Special Servicer Fees” means, with respect to any Serviced Loan or REO Property, any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees and rebates received or retained by the Special Servicer or any of its affiliates that is paid by any person or entity (including, without limitation, the Issuing Entity, any borrower, any property manager, any guarantor or indemnitor in respect of a Serviced Loan and any purchaser of any Serviced Loan or REO Property (or interest in an REO Property related to any Serviced Loan Combinations, if applicable)) in connection with the disposition, workout or foreclosure of any Serviced Loan, the management or disposition of any REO Property, and the performance by the Special Servicer or any such affiliate of any other special servicing duties under the Pooling and Servicing Agreement, other than (1) any special servicing compensation which is payable to the Special Servicer under the Pooling and Servicing Agreement, and (2) any Permitted Special Servicer/Affiliate Fees.

“Permitted Special Servicer/Affiliate Fees” means any commercially reasonable treasury management fees, banking fees, title insurance and/or other insurance commissions and fees received or retained by the Special Servicer or any of its affiliates in connection with any services performed by such party with respect to any Serviced Loan or REO Property, in each case, in accordance with the Pooling and Servicing Agreement.

An Outside Special Servicer will be entitled to receive special servicing compensation with respect to the related Outside Serviced Loan Combination pursuant to the terms of the Outside Servicing Agreement, which special servicing compensation will be similar, but not necessarily identical, to that payable to the Special Servicer with respect to a Serviced Loan Combination under the Pooling and Servicing Agreement.

Trustee / Certificate Administrator Compensation. Pursuant to the Pooling and Servicing Agreement, the Trustee and Certificate Administrator will be entitled to receive a monthly fee (the “Trustee/Certificate Administrator Fee”). The Trustee/Certificate Administrator Fee will be payable monthly from amounts received in respect of the Mortgage Loans [and the Trust Subordinate Companion Loan] and, as to each Mortgage Loan [and the Trust Subordinate Companion Loan], will accrue at [_____]% per annum (the “Trustee/Certificate Administrator Fee Rate”). The Trustee/Certificate Administrator Fee will be paid monthly to the Certificate Administrator and the Certificate Administrator will pay the Trustee its portion of the Trustee/Certificate Administrator Fee in accordance with the Pooling and Servicing Agreement. The Trustee/Certificate Administrator Fee will accrue on the Stated Principal Balance of each Mortgage Loan and will be calculated on the same interest accrual basis as the related Mortgage Loan and prorated for any partial periods.

Operating Advisor Compensation. An Operating Advisor fee (the “Operating Advisor Fee”) will be payable to the Operating Advisor monthly from amounts received in respect of the Mortgage Loans (including any Outside Serviced Mortgage Loan) [and the Trust Subordinate Companion Loan] and will accrue at the applicable Operating Advisor Fee Rate with respect to each Mortgage Loan (including any Outside Serviced Mortgage Loan) [and the Trust Subordinate Companion Loan] on the Stated Principal Balance of the Mortgage Loan [or the Trust Subordinate Companion Loan, as applicable,] and will be calculated on the same interest accrual basis as the related Mortgage Loan [or the Trust Subordinate Companion Loan, as applicable,] and prorated for any partial periods.

The “Operating Advisor Fee Rate” with respect to each Interest Accrual Period is a rate equal to [______]% per annum.

An Operating Advisor Consulting Fee will be payable to the Operating Advisor with respect to each Major Decision on which the Operating Advisor has consultation rights. The “Operating Advisor Consulting Fee” will be a fee for each such Major Decision equal to $10,000, or such lesser amount as the related borrower agrees to pay with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable); provided that the Operating Advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision.

Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Certificates as described in “—Withdrawals from the Collection Account” above, but with respect to the Operating Advisor Consulting Fee only to the extent that such fee is actually received from the related borrower. If the Operating Advisor has consultation rights with respect to a Major Decision, the Pooling and Servicing Agreement will require the Master Servicer or the Special Servicer, as applicable, to use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related borrower in connection with such Major Decision, but only to the extent not prohibited by the Mortgage Loan documents. The Master Servicer or the Special Servicer, as applicable, will each be permitted to waive or reduce the amount of any such Operating Advisor Consulting Fee payable by the related borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard but may in no event take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; provided that the Master Servicer or the Special Servicer, as applicable, will be required to consult with the Operating Advisor prior to any such waiver or reduction.

The Operating Advisor Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Certificates as described in “—Withdrawals from the Collection Account” above.

CREFC® Intellectual Property Royalty License Fee. The CREFC® Intellectual Property Royalty License Fee will be paid to CREFC® on a monthly basis. The “CREFC® Intellectual Property Royalty License Fee” with respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) [and Trust Subordinate Companion Loan] and for any Distribution Date is the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan [or Trust Subordinate Companion Loan] as of the close of business on the Distribution Date in such Interest Accrual Period; provided, that such amounts will be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan [or Trust Subordinate Companion Loan] is computed and will be prorated for partial periods. The CREFC® Intellectual Property Royalty License Fee is a fee payable to CREFC® for a license to use the CREFC® Investor Reporting Package in connection with the servicing and administration, including delivery of periodic reports to the Certificateholders, of the Issuing Entity pursuant to the Pooling and Servicing Agreement. No CREFC® Intellectual Property Royalty License Fee will be paid on any Companion Loan.

“CREFC® Intellectual Property Royalty License Fee Rate” with respect to each Mortgage Loan [and the Trust Subordinate Companion Loan] is a rate equal to [0.0005]% per annum.

The “Administrative Fee Rate” is the per annum rate set forth on Annex A to this prospectus as the “Administrative Fee Rate”, which is equal to the sum of the Servicing Fee Rate, the CREFC® Intellectual Property

Royalty License Fee Rate, the Trustee/Certificate Administrator Fee Rate, the Operating Advisor Fee Rate and the Asset Representations Reviewer Ongoing Fee Rate.

Asset Representations Reviewer Compensation.

The Asset Representations Reviewer will be paid a fee of $[___] (the “Asset Representations Reviewer Upfront Fee”) on the Closing Date to be paid by the Sponsors. The Asset Representations Reviewer will also be paid an ongoing fee (the “Asset Representations Reviewer Ongoing Fee”), which will be payable monthly from amounts received in respect of each Mortgage Loan (including any Outside Serviced Mortgage Loan), and for any Distribution Date will be equal to the amount accrued during the related Interest Accrual Period at 0.00025% per annum (the “Asset Representations Reviewer Ongoing Fee Rate”) on the Stated Principal Balance of such Mortgage Loan as of the close of business on the Distribution Date in such Interest Accrual Period and will be calculated on the same interest accrual basis (e.g., an Actual/360 Basis or 30/360 Basis) as such Mortgage Loan and prorated for any partial periods.

In connection with each Asset Review with respect to each Delinquent Loan, the Asset Representations Reviewer will be entitled to a fee (the “Asset Representations Reviewer Asset Review Fee”) that is equal to: (i) $[____] plus $[____] per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance less than $[20,000,000], (ii) $[____] plus $[____] per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance equal to or greater than [$20,000,000 but less than $40,000,000] or (iii) $[____] plus $[____] per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance equal to or greater than $[40,000,000].

If paid by the Issuing Entity as described below, the Asset Representations Reviewer Asset Review Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Certificates as described in “—Withdrawals from the Collection Account” above. The Asset Representations Reviewer Asset Review Fee with respect to each Delinquent Loan will be required to be paid by the related Mortgage Loan Seller; provided, however, that if (i) the related Mortgage Loan Seller is insolvent or (ii) the related Mortgage Loan Seller fails to pay such amount within 90 days following receipt of the Asset Representations Reviewer’s invoice, then such fee will be paid by the Issuing Entity following delivery by the Asset Representations Reviewer of evidence reasonably satisfactory to the Special Servicer of such insolvency or failure to pay such amount; provided, further, that notwithstanding any payment of such fee by the Issuing Entity to the Asset Representations Reviewer, such fee will remain an obligation of the related Mortgage Loan Seller, and the Special Servicer will be required to determine whether to, pursue (and, if it so determines to do so, to pursue) remedies against such Mortgage Loan Seller or its insolvency estate to recover any such amounts to the extent paid by the Issuing Entity. The Asset Representations Reviewer Asset Review Fee with respect to a Delinquent Loan is required to be included in the Repurchase Price for any Mortgage Loan that was the subject of a completed Asset Review and that is repurchased by the related Mortgage Loan Seller, and such portion of the Repurchase Price received will be used to reimburse the Issuing Entity for any such fees paid to the Asset Representations Reviewer pursuant to the terms of the Pooling and Servicing Agreement.

Fees and Expenses. The amounts available for distribution on the Certificates on any Distribution Date will generally be net of the following amounts: [THE TABLE BELOW AND RELATED DISCLOSURE WILL BE UPDATED TO DISCLOSE ANY ADDITIONAL FEES OR EXPENSES PAID TO THE TRANSACTION PARTIES, INCLUDING ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER.]

Type/Recipient	Amount(1)	Frequency	Source of Funds
Servicing Fee and Sub-Servicing Fee / Master Servicer / Outside Servicer	with respect to each Mortgage Loan (including an REO Mortgage Loan and including an Outside Serviced Mortgage Loan), will accrue on the related Stated Principal Balance at a rate (which rate includes any sub-servicing fee rate and the primary servicing fee rate payable to the Outside Servicer with respect to an Outside Serviced Mortgage Loan), which together with the CREFC® Intellectual Property Royalty License Fee Rate, the Trustee/Certificate Administrator Fee Rate, the Asset Representations Reviewer Ongoing Fee Rate and the Operating Advisor Fee Rate, is equal to the per annum rate set forth on Annex A to this prospectus as the Administrative Fee Rate with respect to such Mortgage Loan (calculated on the same basis as interest is calculated on the related Mortgage Loan and prorated for partial periods)	monthly	interest collections
Additional Servicing Compensation / Master Servicer	– a specified percentage (which may be either [50]% or [100]% for performing Serviced Loans, and 0% for Specially Serviced Loans) of Excess Modification Fees, Excess Penalty Charges, Consent Fees, Ancillary Fees (other than fees for insufficient or returned checks), extension fees and Assumption Fees with respect to the Serviced Mortgage Loans	from time to time	the related fee/ investment income

–   [100]% of assumption application fees on the Serviced Mortgage Loans that are not Specially Serviced Loans and any fee actually paid by a borrower in connection with the defeasance of a Serviced Mortgage Loan

–   [100]% of fees for insufficient or returned checks actually received from borrowers on all Serviced Loans from time to time from time to time
	– all investment income earned on amounts on deposit in the collection account and certain reserve accounts	monthly
Special Servicing Fee / Special Servicer	with respect to any Serviced Mortgage Loan that is a Specially Serviced Loan or REO Mortgage Loan, will accrue at a rate equal to (a) [____]% per annum or (b) if such rate in clause (a) would result in a Special Servicing Fee with respect to such Specially Serviced Mortgage Loan that would be less than $[_____] in any given month, then the Special Servicing Fee Rate for such month for such Specially Serviced Mortgage Loan will be such higher per annum rate as would result in a Special Servicing Fee equal to $[_____] for such month with respect to such Mortgage Loan (in each case, calculated on the related Stated Principal Balance and same basis as interest is calculated on the related Mortgage Loan and prorated for partial periods)	monthly	general collections

Type/Recipient	Amount(1)	Frequency	Source of Funds
Workout Fee / Special Servicer	with some limited exceptions, an amount equal to the Workout Fee Rate applied to each payment or other collection of principal and interest (excluding default interest and Excess Interest) on any Serviced Mortgage Loan that became a Corrected Loan under the Pooling and Servicing Agreement, which Workout Fee Rate will equal the lesser of (a) [___]% and (b) such lower rate as would result in a Workout Fee of $[_____], when applied to each expected payment of principal and interest (excluding default interest and Excess Interest) with respect to the subject Serviced Mortgage Loan from the date such Mortgage Loan becomes a Corrected Loan, through and including the then-related maturity date; provided that, if the rate in clause (a) above would result in a Workout Fee that would be less than $[_____] when applied to each expected payment of principal and interest (excluding default interest and Excess Interest) on any Serviced Mortgage Loan from the date such Mortgage Loan becomes a Corrected Loan through and including the then-related maturity date, then the Workout Fee Rate will be a rate equal to such higher rate as would result in a Workout Fee equal to $[_____] when applied to each expected payment of principal and interest (excluding default interest and Excess Interest) on such Mortgage Loan from the date such Mortgage Loan becomes a Corrected Loan through and including the then-related maturity date); and provided, further, that no Workout Fee will be payable to the Special Servicer under the Pooling and Servicing Agreement with respect to any Outside Serviced Mortgage Loan.	monthly	the related collections of principal and interest
Liquidation Fee / Special Servicer	with some limited exceptions, an amount generally equal to [___]% of each recovery by the Special Servicer of Liquidation Proceeds, insurance proceeds, condemnation proceeds and/or other payments, with respect to each Serviced Mortgage Loan repurchased or substituted by a Sponsor, each Specially Serviced Loan and each REO Property; provided, however, that, the Liquidation Fee payable under the Pooling and Servicing Agreement with respect to any such Mortgage Loan will generally not be more than $[_____] or, with limited exception, less than $[_____]; and provided, further, that no Liquidation Fee will be payable to the Special Servicer under the Pooling and Servicing Agreement with respect to any Outside Serviced Mortgage Loan.	upon receipt of such proceeds and payments	the related Liquidation Proceeds, insurance proceeds, condemnation proceeds and borrower payments
Additional Special Servicing Compensation / Special Servicer	– a specified percentage (which may be either 0% or [50]% for performing Serviced Loans, and [100]% for Specially Serviced Loans) of Excess Modification Fees, Excess Penalty Charges, Consent Fees, Ancillary Fees (other than fees for insufficient or returned checks), extension fees and Assumption Fees with respect to the Serviced Mortgage Loans	from time to time	the related fee/ investment income
	– [100]% of assumption application fees on Specially Serviced Loans (other than any Outside Serviced Mortgage Loan)	from time to time
	– all investment income received on funds in any REO account	from time to time
Trustee/Certificate Administrator Fee / Trustee/Certificate Administrator	with respect to each Mortgage Loan (including an REO Mortgage Loan), will accrue at a per annum rate equal to [_____]% on the Stated Principal Balance of the related Mortgage Loan (calculated on the same basis as interest is calculated on the related Mortgage Loan and prorated for partial periods)	monthly	general collections

Type/Recipient	Amount(1)	Frequency	Source of Funds
Operating Advisor Fee / Operating Advisor	with respect to each Mortgage Loan (including an REO Mortgage Loan), will accrue at a per annum rate equal to [_____]% on the Stated Principal Balance of the related Mortgage Loan (calculated on the same basis as interest is calculated on the related Mortgage Loan and prorated for any partial periods)	monthly	general collections
Operating Advisor Consulting Fee / Operating Advisor	a fee in connection with each Major Decision for which the Operating Advisor has consulting rights equal to $[____] or such lesser amount as the related borrower agrees to pay with respect to any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable)	from time to time	paid by related borrower
Asset Representations Ongoing Reviewer Fee / Asset Representations Reviewer	[a fee to be paid upon the completion of any Asset Review with respect to a Delinquent Loan, in an amount equal to $[_____] per Delinquent Loan.]	from time to time	[out of general collections on deposit in the Collection Account with respect to the [other] Mortgage Loans]
Asset Representations Reviewer Upfront Fee / Asset Representations Reviewer	a fee of $[____]	at closing	payable by the Mortgage Loan Sellers
Asset Representations Reviewer Asset Review Fee/Asset Representations Reviewer	(i) $[____] plus $1,000 per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance less than $20,000,000, (ii) $[____] plus $1,000 per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance equal to or greater than $20,000,000 but less than $40,000,000 or (iii) $[____] plus $1,000 per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance equal to or greater than $40,000,000	in connection with each Asset Review with respect to a Delinquent Loan.	payable by the related Mortgage Loan Seller; provided, however, that if the related Mortgage Loan Seller is insolvent or fails to pay such amount within the specified period, such fee will be paid by the Issuing Entity out of general collections
P&I Advances / Master Servicer and Trustee	to the extent of funds available, the amount of any P&I Advances	from time to time	collections on the related loan, then default interest/late payment fees collected on any loan, or if not recoverable or in the case of Workout-Delayed Reimbursement Amounts, from general collections

Type/Recipient	Amount(1)	Frequency	Source of Funds
Interest on P&I Advances / Master Servicer and Trustee	at Prime Rate	when advance is reimbursed	first from default interest/late payment fees and modification fees collected on the related loan, then default interest/late payment fees collected on any loan, then from general collections

Indemnification Expenses / Depositor, Certificate Administrator, paying agent, custodian, Certificate Registrar, Trustee, Operating Advisor, Asset Representations Reviewer, Master Servicer and Special Servicer	amounts and expenses for which the Depositor, the Certificate Administrator, the paying agent, the custodian, the Certificate Registrar, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer (for itself or on behalf of certain indemnified sub-servicers) and the Special Servicer are entitled to indemnification.	from time to time	general collections

(1)	The above chart generally does not include amounts payable to the Master Servicer, the Special Servicer, any Outside Servicer, or any Outside Special Servicer with respect to the Companion Loans. In general, such parties would be entitled to fees on a Serviced Companion Loan similar to those payable to such parties on a Serviced Mortgage Loan.

(2)	With respect to each Outside Serviced Mortgage Loan, for purposes of presentation in this prospectus, includes the primary servicing fee required to be paid to the related Outside Servicer, which will accrue at a rate (which includes any applicable sub-servicing fee rate) (each, an “Outside Servicer Fee Rate”) indicated in the table below titled “Outside Serviced Mortgage Loan Fees” in the column headed “Outside (Primary) Servicer Fee Rate”.

(3)	With respect to each Servicing Shift Loan Combination, the Master Servicer and the Special Servicer will generally be entitled to payment/reimbursement of the subject fees and expenses for so long as the related Loan Combination is serviced under the Pooling and Servicing Agreement. In connection with the securitization of the related Controlling Pari Passu Companion Loan, the servicing of a Servicing Shift Loan Combination will shift to the applicable Outside Servicing Agreement and such Loan Combination will become an Outside Serviced Loan Combination.

(4)	In general, with respect to each Outside Serviced Mortgage Loan, we anticipate that the related Outside Servicer and/or Outside Special Servicer, as applicable, will be entitled to receive fees with respect to such Outside Serviced Mortgage Loan in amounts, from sources and at frequencies that are similar, but not necessarily identical, to the subject fees described in the foregoing table. The rights to compensation for such parties will be governed by the applicable Outside Servicing Agreement. See “Description of the Mortgage Pool—The Loan Combinations” in this prospectus, “—Certain Considerations Regarding the Outside Serviced Loan Combinations” above and “—Servicing of the Outside Serviced Mortgage Loans” below.

(5)	Allocable between the Master Servicer and the Special Servicer as provided in the Pooling and Servicing Agreement and as described in “—Withdrawals from the Collection Account” above. The allocations between each Outside Servicer and each Outside Special Servicer pursuant to the related Outside Servicing Agreement may be different.

(6)	In general, with respect to each Outside Serviced Mortgage Loan, we anticipate that the related Outside Servicer, Outside Special Servicer, Outside Operating Advisor (if any), outside asset representations reviewer (if any), Outside Certificate Administrator and Outside Trustee will be entitled to receive reimbursement and/or indemnification with respect to such Outside Serviced Mortgage Loan in amounts, from sources and at frequencies that are similar, but not necessarily identical, to the subject fees described in the foregoing table. See “Description of the Mortgage Pool—The Loan Combinations” in this prospectus, “—Certain Considerations Regarding the Outside Serviced Loan Combinations” above and “—Servicing of the Outside Serviced Mortgage Loans” below.

With respect to each of the Outside Serviced Mortgage Loans (including, after the related shift in servicing occurs, any Servicing Shift Mortgage Loan) set forth in the table below, the Outside Servicer under the Outside Servicing Agreement governing the servicing of that Mortgage Loan will, or is expected to, be entitled to a primary servicing fee equal to a per annum rate (which includes any applicable sub-servicing fee rate) set forth in the table below, and the Outside Special Servicer under the related Outside Servicing Agreement will, or is expected to, be entitled to a special servicing fee at a rate equal to the per annum rate, as well as a workout fee and liquidation fee at the respective percentages, set forth below.

Outside Serviced Mortgage Loan Fees(1)

Mortgaged Property Name	Outside (Primary) Servicer Fee Rate(2)	Outside Special Servicer Fee Rate	Outside Workout Fee Rate	Outside Liquidation Fee Rate
[ ]	[ ]% per annum	upon becoming an Outside Serviced Mortgage Loan, the rate to be specified in the related Future Outside Servicing Agreement (which, pursuant to the related Co-Lender Agreement, will be no greater than [ ]% per annum)(3)(4)	upon becoming an Outside Serviced Mortgage Loan, the rate to be specified in the related Future Outside Servicing Agreement (which, pursuant to the related Co-Lender Agreement, will be no greater than [ ]% per annum)(3)(4)	upon becoming an Outside Serviced Mortgage Loan, the rate to be specified in the related Future Outside Servicing Agreement (which, pursuant to the related Co-Lender Agreement, will be no greater than [ ]% per annum)(3)(4)
[ ]	[ ]% per annum	the greater of [ ]% per annum or such rate as would result in a special servicing fee of $[ ] for the related month	[ ]%, provided that if the workout fee collected over the course of a workout would be less than $[ ], the Outside Special Servicer will be entitled to an amount from the final payment on the corrected loan that would result in total workout fees of $[ ]	a rate equal to [ ]%; provided that if such rate would result in an aggregate liquidation fee less than $[ ], then the liquidation fee rate will be equal to such rate as would result in an aggregate liquidation fee equal to $[ ]
[ ]	[ ]% per annum	the greater of [ ]% per annum or such rate as would result in a special servicing fee of $[ ] for the related month	the lesser of [ ]% and such percentage as would result in a workout fee of $[ ], provided that if the workout fee would be less than $[ ], then the workout fee rate will be such higher rate as would result in a workout fee of $[ ]	the lesser of [ ]% and such percentage as would result in a liquidation fee of $[ ], provided that, except as provided under the [ ] Pooling and Servicing Agreement, no liquidation fee will be less than $[ ]

(1)	Includes the Servicing Shift Mortgage Loan which will become an Outside Serviced Mortgage Loan after the related shift in servicing occurs. Until the occurrence of the related Controlling Pari Passu Companion Loan Securitization Date, the related Loan Combination will be serviced and administered pursuant to the Pooling and Servicing Agreement by the parties thereto.

(2)	Includes any applicable sub-servicing fee rate.

(3)	The fees set forth are those specified in the related Co-Lender Agreement as being permitted under the related Future Outside Servicing Agreement following the occurrence of the related Controlling Pari Passu Companion Loan Securitization Date. However, prior to the occurrence of the related Controlling Pari Passu Companion Loan Securitization Date, special servicing fees, workout fees and liquidation fees are as set forth in the Pooling and Servicing Agreement.

(4)	The stated fees may be subject to any market minimum special servicing compensation, caps and offsets, as and to the extent set forth in the related Future Outside Servicing Agreement and the related Co-Lender Agreement.

Application of Penalty Charges and Modification Fees

On or prior to the second business day before each Master Servicer Remittance Date, the Master Servicer is required to apply all Penalty Charges and Modification Fees received by it with respect to a Mortgage Loan (including each Outside Serviced Mortgage Loan, to the extent allocable to such Outside Serviced Mortgage Loan pursuant to the related Co-Lender Agreement and remitted to the Master Servicer by the Outside Servicer) or Serviced Loan Combination (subject to the allocation of Penalty Charges under the related Co-Lender Agreement) [or the Trust Subordinate Companion Loan, as applicable,] during the related one-month period ending on the related Determination Date, as follows:

first, to the extent of all Penalty Charges and Modification Fees (in such order), to pay or reimburse the Master Servicer, the Special Servicer and/or the Trustee, as applicable, for all outstanding Advances (including unreimbursed Advances that have been determined to be Nonrecoverable Advances), the related interest on Advances and other outstanding additional expenses of the Issuing Entity (exclusive of Special Servicing Fees,

Workout Fees and Liquidation Fees) other than Borrower Delayed Reimbursements, in each case, with respect to such Mortgage Loan or Serviced Loan Combination [or the Trust Subordinate Companion Loan];

second, to the extent of all remaining Penalty Charges and Modification Fees (in such order), as a reimbursement to the Issuing Entity of all Advances (and related interest on Advances) with respect to such Mortgage Loan or Serviced Loan Combination [or the Trust Subordinate Companion Loan] previously determined to be Nonrecoverable Advances and previously reimbursed to the Master Servicer and/or the Trustee, as applicable, from amounts on deposit in the Collection Account (and such amounts will be retained or deposited in the Collection Account as recoveries of such Nonrecoverable Advances and related interest on Nonrecoverable Advances) other than Borrower Delayed Reimbursements;

third, to the extent of all remaining Penalty Charges and Modification Fees (in such order), as a reimbursement to the Issuing Entity of all other additional expenses of the Issuing Entity (exclusive of Special Servicing Fees, Workout Fees and Liquidation Fees) with respect to such Mortgage Loan or Serviced Loan Combination [or the Trust Subordinate Companion Loan] previously paid from the Collection Account or Loan Combination Custodial Account (and such amounts will be retained or deposited in the Collection Account or Loan Combination Custodial Account, as applicable, as recoveries of such additional expenses of the Issuing Entity) other than Borrower Delayed Reimbursements; and

fourth, to the extent of any remaining Penalty Charges and any remaining Modification Fees, to the Master Servicer or the Special Servicer, as applicable, as compensation.

Notwithstanding the foregoing, Penalty Charges collected on any Loan Combination are allocable in accordance with the related Co-Lender Agreement as described under “Description of the Mortgage Pool—The Loan Combinations” above.

Enforcement of Due-On-Sale and Due-On-Encumbrance Clauses

Due-On-Sale

Subject to the discussion under “—Directing Holder” and “—Operating Advisor” below and “Description of the Mortgage Pool—The Loan Combinations”, the Master Servicer (with respect to Serviced Loans that are non-Specially Serviced Loans and with the Special Servicer’s consent) and the Special Servicer (with respect to Specially Serviced Loans) will be required to determine, in a manner consistent with the Servicing Standard, whether to waive any right the lender under any Serviced Loan may have under a due-on-sale clause (which will include, without limitation, sale or transfers of Mortgaged Properties, in full or in part, or the sale, transfer, pledge or hypothecation of direct or indirect interests in the borrower or its owner, to the extent prohibited under the related Mortgage Loan documents) to accelerate payment of that Serviced Loan. With respect to any Serviced Loans that are non-Specially Serviced Loans, the Master Servicer or, in the case of Specially Serviced Loans, the Special Servicer, each in a manner consistent with the Servicing Standard, will be required, to the extent permitted by applicable law, to enforce the restrictions contained in the related Mortgage Loan documents on transfers of the related Mortgaged Property and on transfers of interests in the related borrower, unless following its receipt of a request of a waiver or consent in respect of a due-on-sale provision the Master Servicer (with the written consent of the Special Servicer) or the Special Servicer, as applicable, has determined (subject to the discussion under “—Directing Holder” below and “Description of the Mortgage Pool—The Loan Combinations”), consistent with the Servicing Standard, that the waiver of such restrictions or granting of consent would be in accordance with the Servicing Standard. However, neither the Master Servicer nor the Special Servicer may waive the rights of the lender or grant its consent under any due-on-sale clause, unless—

●	the Master Servicer or the Special Servicer, as applicable, has received a Rating Agency Confirmation, or

●	[MODIFY TO ADDRESS RATING AGENCY CRITERIA: such Serviced Mortgage Loan (or the Serviced Mortgage Loan related to the Serviced Loan Combination) (A) represents less than [5]% of the principal balance of all of the Mortgage Loans in the Issuing Entity, (B) has a principal balance that is $[35] million or less, and (C) is not one of the 10 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) in the pool based on principal balance (although no such

Rating Agency Confirmation will be required if such Serviced Mortgage Loan has a principal balance less than $[10,000,000])].

Due-On-Encumbrance

Subject to the discussion under “—Directing Holder” and “—Operating Advisor” below and “Description of the Mortgage Pool—The Loan Combinations”, the Master Servicer (with respect to Serviced Loans that are non-Specially Serviced Loans, and with the Special Servicer’s consent) and the Special Servicer (with respect to Specially Serviced Loans) will be required to determine, in a manner consistent with the Servicing Standard, whether to waive any right the lender under any such Serviced Loan may have under a due-on-encumbrance clause (which will include, without limitation, any mezzanine/subordinate financing of the borrower or the Mortgaged Property or any sale or transfer of preferred equity in the borrower or its owners, to the extent prohibited under the related Mortgage Loan documents) to accelerate payment of that Serviced Loan. With respect to any Serviced Loans that are non-Specially Serviced Loans, the Master Servicer or, in the case of Specially Serviced Loans, the Special Servicer, each in a manner consistent with the Servicing Standard, will be required, to the extent permitted by applicable law, to enforce the restrictions contained in the related Mortgage Loan documents on further encumbrances of the related Mortgaged Property and on further encumbrances of interests in the related borrower, unless following its receipt of a request of a waiver or consent in respect of a due-on-encumbrance provision the Master Servicer (with the written consent of the Special Servicer) or the Special Servicer, as applicable, has determined (subject to the discussion under “—Directing Holder” below and “Description of the Mortgage Pool—The Loan Combinations”), consistent with the Servicing Standard, that the waiver of such restrictions or granting of consent would be in accordance with the Servicing Standard. However, neither the Master Servicer nor the Special Servicer may waive the rights of the lender or grant its consent under any due-on-encumbrance clause, unless—

●	the Master Servicer or the Special Servicer, as applicable, has received a Rating Agency Confirmation, or

●	[MODIFY TO ADDRESS RATING AGENCY CRITERIA: such Serviced Mortgage Loan (or the Serviced Mortgage Loan related to the Serviced Loan Combination) (A) represents less than [2]% of the principal balance of all of the Mortgage Loans in the Issuing Entity, (B) has a principal balance that is $[20] million or less, (C) has a loan-to-value ratio equal to or less than [85]% (including any existing and proposed debt), (D) has a debt service coverage ratio equal to or greater than [1.20]x (in each case, determined based upon the aggregate of the principal balance of the Serviced Mortgage Loan, any related Serviced Companion Loan (if applicable) and the principal amount of the proposed additional lien) and (E) is not one of the 10 largest Mortgage Loans (considering any Crossed Group as a single Mortgage Loan) in the pool based on principal balance (although no such Rating Agency Confirmation will be required if such Mortgage Loan has a principal balance less than $[10,000,000])].

Notwithstanding the foregoing, without any other approval or consent, the Master Servicer (for non-Specially Serviced Loans) or the Special Servicer (for Specially Serviced Loans) may grant and process a borrower’s request for consent to subject the related Mortgaged Property to an immaterial easement, right of way or similar agreement for utilities, access, parking, public improvements or another purpose and may consent to subordination of the related Mortgage Loan to such easement, right of way or similar agreement.

Appraisal Reduction Amounts

After an Appraisal Reduction Event has occurred, an Appraisal Reduction Amount is required to be calculated. An “Appraisal Reduction Event” will occur with respect to a Serviced Loan on the earliest of:

●	the date on which a modification of the Serviced Loan that, among other things, reduces the amount of Periodic Payments on a Serviced Loan, or changes any other material economic term of the Serviced Loan or impairs the security of the Serviced Loan, becomes effective as a result of a modification of the related Serviced Loan following the occurrence of a Servicing Transfer Event;

●	the date on which the Serviced Loan is 60 days or more delinquent in respect of any scheduled monthly debt service payment (other than a balloon payment);

●	solely in the case of a delinquent balloon payment, (A) the date occurring 60 days beyond the date on which that balloon payment was due (except as described in clause B below) or (B) if the related borrower has delivered to the Master Servicer or the Special Servicer (and in either such case the Master Servicer or the Special Servicer, as applicable, shall promptly deliver a copy thereof to the other such servicer), a refinancing commitment acceptable to the Special Servicer prior to the date 60 days after maturity, the date occurring 120 days after the date on which that balloon payment was due (or for such shorter period beyond the date on which that balloon payment was due during which the refinancing is scheduled to occur);

●	the date on which the related Mortgaged Property became an REO Property;

●	the 60th day after a receiver or similar official is appointed (and continues in that capacity) in respect of the related Mortgaged Property;

●	the 60th day after the date the related borrower is subject to a bankruptcy, insolvency or similar proceedings (if not dismissed within those 60 days); or

●	the date on which the Serviced Loan remains outstanding five years following any extension of its maturity date pursuant to the Pooling and Servicing Agreement.

If an Appraisal Reduction Event occurs with respect to any Serviced Mortgage Loan that is part of a Serviced Loan Combination, then an Appraisal Reduction Event will be deemed to have occurred with respect to the related Serviced Companion Loan(s).  If an Appraisal Reduction Event occurs with respect to any Serviced Companion Loan that is part of a Serviced Loan Combination, then an Appraisal Reduction Event will be deemed to have occurred with respect to the related Serviced Mortgage Loan and any other Serviced Companion Loan(s) included as part of that Serviced Loan Combination.

No Appraisal Reduction Event may occur at any time when the aggregate Certificate Principal Amount of all Classes of Principal Balance Certificates (other than the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB Certificates) has been reduced to zero.

Promptly upon the occurrence of an Appraisal Reduction Event with respect to a Serviced Loan, the Special Servicer is required to use reasonable efforts to obtain an appraisal of the related Mortgaged Property from an Appraiser in accordance with Member of the Appraisal Institute (“MAI”) standards. No new appraisal will be required if an appraisal from an Appraiser in accordance with MAI standards was obtained within the prior nine months unless the Special Servicer determines in accordance with the Servicing Standard that such earlier appraisal is materially inaccurate. The cost of the appraisal will be advanced by the Master Servicer and will be reimbursed to the Master Servicer as a Property Advance.

On the first Determination Date occurring on or after the delivery of the appraisal, the Special Servicer will be required to calculate the Appraisal Reduction Amount, if any, taking into account the results of such appraisal and such information, if any, reasonably requested by the Special Servicer from the Master Servicer reasonably required to calculate or recalculate the Appraisal Reduction Amount. In the event that the Special Servicer has not received any required appraisal within 120 days after the event described in the definition of “Appraisal Reduction Event” (without regard to the time periods set forth in the definition), then, solely for purposes of determining the amounts of the P&I Advances, the amount of the Appraisal Reduction Amount for or allocable to the related Serviced Mortgage Loan will be deemed to be an amount equal to 25% of the current Stated Principal Balance of such related Serviced Mortgage Loan until the appraisal is received. The Master Servicer will provide (via electronic delivery) the Special Servicer with information in its possession that is reasonably required to calculate or recalculate any Appraisal Reduction Amount pursuant to the definition thereof using reasonable efforts to deliver such information within four business days of the Special Servicer’s reasonable written request. None of the Master Servicer, the Trustee or the Certificate Administrator will calculate or verify Appraisal Reduction Amounts.

The “Appraisal Reduction Amount” for any Distribution Date and for any Serviced Mortgage Loan (or Serviced Loan Combination, if applicable) as to which any Appraisal Reduction Event has occurred and the Appraisal Reduction Amount is required to be calculated will be equal to the excess of (a) the Stated Principal Balance of that Serviced Mortgage Loan (or Serviced Loan Combination) as of the last day of the related

Collection Period over (b) the excess of (i) the sum of (A) 90% of the appraised value of the related Mortgaged Property or Mortgaged Properties as determined by the appraisal, minus such downward adjustments as the Special Servicer, in accordance with the Servicing Standard, may make (without implying any obligation to do so) based upon the Special Servicer’s review of the appraisal and such other information as the Special Servicer may deem appropriate and (B) all escrows, letters of credit and reserves in respect of such Serviced Mortgage Loan (or Serviced Loan Combination) as of the date of calculation over (ii) the sum as of the Due Date occurring in the month of the date of determination of (A) to the extent not previously advanced by the Master Servicer or the Trustee, all unpaid interest on that Serviced Mortgage Loan (or Serviced Loan Combination) at a per annum rate equal to the Mortgage Rate (and, with respect to a Serviced Loan Combination, interest on the related Serviced Companion Loan(s) at the related Mortgage Rate), (B) all unreimbursed Advances and interest on those Advances at the Advance Rate in respect of that Serviced Mortgage Loan (or Serviced Loan Combination) and (C) all currently due and unpaid real estate taxes and assessments, insurance premiums and ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid under the Serviced Mortgage Loan (or Serviced Loan Combination) (which tax, premiums, ground rents and other amounts have not been the subject of an Advance by the Master Servicer or Trustee, as applicable, and/or for which funds have not been escrowed). The Master Servicer and the Certificate Administrator will be entitled to conclusively rely on the Special Servicer’s calculation or determination of any Appraisal Reduction Amount. Any Appraisal Reduction Amount with respect to a Serviced Loan Combination will be allocated, first, to any related Serviced Subordinate Companion Loan (up to the outstanding principal balance thereof), and then, to the related Serviced Mortgage Loan and any related Serviced Pari Passu Companion Loan(s) on a pro rata basis in accordance with the respective outstanding principal balances of the related Serviced Mortgage Loan and Serviced Pari Passu Companion Loan. In the case of an Outside Serviced Loan Combination, pursuant to the Outside Servicing Agreement, certain events will require the calculation of an “appraisal reduction amount”, which will be allocated to the subject Outside Serviced Mortgage Loan and its Outside Serviced Companion Loan(s) on a pro rata and pari passu basis in accordance with the respective outstanding principal balances of such Outside Serviced Mortgage Loan and its Outside Serviced Companion Loan(s) (with any such allocation to such Outside Serviced Mortgage Loan to constitute an “Appraisal Reduction Amount” for purposes of this prospectus). For the avoidance of doubt, the Outside Special Servicer (and not the Special Servicer) will be required to calculate any “appraisal reduction amount” related to an Outside Serviced Loan Combination.

An “Appraiser” is an independent nationally recognized professional commercial real estate appraiser who (i) is a member in good standing of the Appraisal Institute, (ii) if the state in which the related Mortgaged Property is located certifies or licenses appraisers, is certified or licensed in such state and (iii) has a minimum of five years’ experience in the related property type and market.

[As a result of calculating one or more Appraisal Reduction Amounts, the amount of any required P&I Advance will be reduced, which will generally have the effect of reducing the amount of interest available to the most subordinate Class of Regular Certificates or Trust Component then outstanding (i.e., first to the Class [_] Certificates, then to the Class [_] Certificates, then to the Class [_] Certificates, then to the Class [_] Certificates, then to the Class [_] Certificates, then to the Class C Trust Component (and correspondingly, to the Class C Certificates and the Class [EC] Certificates, pro rata based on their respective percentage interests in the Class C Trust Component), then to the Class B Trust Component (and correspondingly, to the Class B Certificates and the Class [EC] Certificates, pro rata based on their respective percentage interests in the Class B Trust Component), then to the Class A-S Trust Component (and correspondingly, to the Class A-S Certificates and the Class [EC] Certificates, pro rata based on their respective percentage interests in the Class A-S Trust Component), and then, pro rata based on interest entitlements, to the Class [_], Class [_], Class [_], Class [_], Class [_] and [INTEREST ONLY CLASSES Certificates). See “The Pooling and Servicing Agreement—Advances” in this prospectus.]

[With respect to each Serviced Loan as to which an Appraisal Reduction Event has occurred (unless the Serviced Loan has become a Corrected Loan (if a Servicing Transfer Event had occurred with respect to the related Serviced Loan) and has remained current for three consecutive Periodic Payments, and no other Appraisal Reduction Event has occurred with respect to the Serviced Loan during the preceding three months), the Special Servicer is required, within [30] days of each annual anniversary of the related Appraisal Reduction Event to order an appraisal (which may be an update of a prior appraisal), the cost of which will be a Property Advance. Based upon the appraisal, the Special Servicer is required to redetermine the amount of the Appraisal Reduction Amount with respect to the Serviced Mortgage Loan (or Serviced Loan Combination).]

[Any Serviced Loan previously subject to an Appraisal Reduction Amount which ceases to be a Specially Serviced Loan (if applicable), which becomes current and remains current for three consecutive Periodic

Payments, and with respect to which no other Appraisal Reduction Event has occurred and is continuing, will no longer be subject to an Appraisal Reduction Amount. An Outside Serviced Mortgage Loan will cease to be subject to an appraisal reduction amount upon the occurrence of certain events specified in the Outside Servicing Agreement.]

As of the first Determination Date following a Serviced Mortgage Loan becoming an AB Modified Loan, the Special Servicer will be required to calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, taking into account the most recent appraisal obtained by the Special Servicer with respect to such Serviced Mortgage Loan, and all other information relevant to a Collateral Deficiency Amount determination. The Master Servicer will provide (via electronic delivery) the Special Servicer with information in its possession that is reasonably required to calculate or recalculate any Collateral Deficiency Amount pursuant to the definition thereof using reasonable efforts to deliver such information within four business days of the Special Servicer’s reasonable written request.

Upon obtaining actual knowledge or receipt of notice by the Master Servicer that an Outside Serviced Mortgage Loan has become an AB Modified Loan, the Master Servicer will be required to (i) promptly request from the related Outside Servicer, Outside Special Servicer and Outside Trustee the most recent appraisal with respect to such AB Modified Loan, in addition to all other information reasonably required by the Master Servicer to calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, and (ii) as of the first Determination Date following receipt by the Master Servicer of the appraisal and any other information set forth in the immediately preceding clause (i) that the Master Servicer reasonably expects to receive (and does receive within a reasonable period of time) and reasonably believes is necessary to perform such calculation, calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, taking into account the most recent appraisal obtained by the Master Servicer from the Outside Servicer, Outside Special Servicer or Outside Trustee, as the case may be, with respect to such Outside Serviced Mortgage Loan, and all other information relevant to a Collateral Deficiency Amount determination. In connection with its calculation of a Collateral Deficiency Amount with respect to an Outside Serviced Mortgage Loan that has become an AB Modified Loan, the Master Servicer will be entitled to conclusively rely on any appraisal or other information received from the related Outside Servicer, Outside Special Servicer or Outside Trustee. The Master Servicer will be required to notify the Special Servicer and the Certificate Administrator of any Collateral Deficiency Amount calculated by the Master Servicer with respect to an Outside Serviced Mortgage Loan that has become an AB Modified Loan. The Special Servicer and the Certificate Administrator will be entitled to conclusively rely on any Collateral Deficiency Amounts calculated by the Master Servicer with respect to an Outside Serviced Mortgage Loan. Upon any other party to the Pooling and Servicing Agreement obtaining knowledge or receipt of notice by any other party to the Pooling and Servicing Agreement that an Outside Serviced Mortgage Loan has become an AB Modified Loan, such party will be required to promptly notify the Master Servicer thereof. Neither the Trustee nor the Certificate Administrator will calculate or verify any Collateral Deficiency Amount. For the avoidance of doubt, the Master Servicer will only calculate Collateral Deficiency Amounts with respect to Outside Serviced Mortgage Loans.

A “Cumulative Appraisal Reduction Amount”, as of any date of determination by the Special Servicer, is equal to the sum of (i) all Appraisal Reduction Amounts then in effect, and (ii) with respect to any AB Modified Loan, any Collateral Deficiency Amount then in effect. The Certificate Administrator and the Master Servicer will be entitled to conclusively rely on the Special Servicer’s calculation or determination of any Cumulative Appraisal Reduction Amount. None of the Master Servicer (except if such Cumulative Appraisal Reduction Amount consists solely of Collateral Deficiency Amounts calculated with respect to one or more Outside Serviced Mortgage Loans), the Trustee nor the Certificate Administrator will calculate or verify any Cumulative Appraisal Reduction Amount. The Special Servicer will be entitled to conclusively rely on the Master Servicer’s calculation or determination of any Collateral Deficiency Amount with respect to an Outside Serviced Mortgage Loan.

“AB Modified Loan” means any Corrected Loan (1) that became a Corrected Loan (which includes for purposes of this definition any Outside Serviced Mortgage Loan that became a “corrected loan” (or any term substantially similar thereto) pursuant to the related Outside Servicing Agreement) due to a modification thereto that resulted in the creation of an A/B note structure (or similar structure) and as to which the new junior note(s) did not previously exist or the principal amount of the new junior note(s) was previously part of either an A note held by the Issuing Entity or the original unmodified Mortgage Loan and (2) as to which an Appraisal Reduction Amount is not in effect.

“Collateral Deficiency Amount” means, with respect to any AB Modified Loan as of any date of determination, the excess of (i) the Stated Principal Balance of such AB Modified Loan (taking into account the related junior note(s) included therein), over (ii) the sum of (in the case of a Loan Combination, solely to the extent allocable to the subject Mortgage Loan) (x) the most recent Appraised Value for the related Mortgaged Property or Mortgaged Properties, plus (y) solely to the extent not reflected or taken into account in such Appraised Value and to the extent on deposit with, or otherwise under the control of, the lender as of the date of such determination, any capital or additional collateral contributed by the related borrower at the time the Mortgage Loan became (and as part of the modification related to) such AB Modified Loan for the benefit of the related Mortgaged Property or Mortgaged Properties (provided, that in the case of an Outside Serviced Mortgage Loan, the amounts set forth in this clause (y) will be taken into account solely to the extent relevant information is received by the Master Servicer), plus (z) any other escrows or reserves (in addition to any amounts set forth in the immediately preceding clause (y)) held by the lender in respect of such AB Modified Loan as of the date of such determination. The Certificate Administrator, the Master Servicer (in the case of calculations made by the Special Servicer), the Special Servicer (in the case of calculations made by the Master Servicer) and the Operating Advisor (other than with respect to any Collateral Deficiency Amount calculations that the Operating Advisor is required to review, recalculate and/or verify as described under “—Operating Advisor—General Obligations” below) will be entitled to conclusively rely on the Master Servicer’s or the Special Servicer’s calculation or determination of any Collateral Deficiency Amount.

For purposes of determining the Non-Reduced Certificates and the Controlling Class, as well as the occurrence of a Control Termination Event, Appraisal Reduction Amounts will be allocated to each Class of Principal Balance Certificates in reverse sequential order to notionally reduce the Certificate Balance thereof until the related Certificate Balance of each such Class is reduced to zero (i.e., first to the Class H-RR Certificates, then to the Class G-RR Certificates, then to the Class F-RR Certificates, then to the Class E-RR Certificates, then to the Class D Certificates, then to the Class C Certificates, then to the Class B Certificates, then to the Class A-S Certificates, and then, pro rata based on Certificate Balance, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-AB Certificates). In addition, for purposes of determining the Controlling Class, as well as the occurrence of a Control Termination Event, Collateral Deficiency Amounts will be allocated to each Class of Control Eligible Certificates in reverse sequential order to notionally reduce the Certificate Balance thereof until the related Certificate Balance of each such Class is reduced to zero (i.e., first to the Class H-RR Certificates, then to the Class G-RR Certificates, then to the Class F-RR Certificates, and then to the Class E-RR Certificates). For the avoidance of doubt, for purposes of determining the Controlling Class, as well as the occurrence of a Control Termination Event, any Class of Control Eligible Certificates will be allocated both applicable Appraisal Reduction Amounts and applicable Collateral Deficiency Amounts (the sum of which will constitute the applicable Cumulative Appraisal Reduction Amount), in accordance with the preceding two sentences.

With respect to any Appraisal Reduction Amount calculated for purposes of determining the Non-Reduced Certificates or, for the express purposes described in this prospectus, allocating Voting Rights, and with respect to any Appraisal Reduction Amount or Collateral Deficiency Amount calculated for purposes of determination the Controlling Class or the occurrence of a Control Termination Event, the appraised value of the related Mortgaged Property will be determined on an “as-is” basis. The Master Servicer and the Special Servicer (in each case, to the extent any such amount is required to be calculated by it) will each be required to promptly notify the other such party and the Certificate Administrator of (i) any Appraisal Reduction Amount, (ii) any Collateral Deficiency Amount, and (iii) any resulting Cumulative Appraisal Reduction Amount, and the Certificate Administrator will be required to promptly post notice of such Appraisal Reduction Amount, Collateral Deficiency Amount and/or Cumulative Appraisal Reduction Amount, as applicable, to the Certificate Administrator’s internet website.

Any Class of Control Eligible Certificates, the Certificate Balance of which (taking into account the application of any Appraisal Reduction Amounts or Collateral Deficiency Amounts to notionally reduce the Certificate Balance of such class) has been reduced to less than 25% of its initial Certificate Balance, is referred to as an “Appraised-Out Class”. The holders of the majority (by Certificate Balance) of an Appraised-Out Class will have the right, at their sole expense, to require the Special Servicer to order a second appraisal of the Mortgaged Property securing any Serviced Loan as to which there exists an Appraisal Reduction Amount or a Collateral Deficiency Amount (such holders, the “Requesting Holders”). The Special Servicer will use its reasonable efforts to cause such appraisal to be (i) delivered within 30 days from receipt of the Requesting Holders’ written request and (ii) prepared on an “as-is” basis by an Appraiser in accordance with MAI standards. Upon receipt of such second appraisal, the Special Servicer will be required to determine, in accordance with the Servicing Standard, whether, based on its assessment of such second appraisal, any recalculation of the applicable Appraisal Reduction Amount or Collateral Deficiency Amount is warranted and, if so warranted, the Special Servicer will recalculate such Appraisal Reduction Amount or Collateral Deficiency Amount, as applicable, based upon such second appraisal and receipt of information requested by the Special Servicer from the Master Servicer as described above. If required by any such recalculation, the applicable Appraised-Out Class will be reinstated as the Controlling Class and each other Appraised-Out Class will, if applicable, have its related Certificate Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount or Collateral Deficiency Amount, as applicable.

Any Appraised-Out Class as to which one or more holders are Requesting Holders challenging the Special Servicer’s Appraisal Reduction Amount or Collateral Deficiency Amount determination may not exercise any direction, control, consent and/or similar rights of the Controlling Class until such time, if any, as such Class is reinstated as the Controlling Class and no Control Termination Event exists, and the rights of the Controlling Class shall be exercised by the most subordinate Class of Control Eligible Certificates that is not an Appraised-Out Class, if any, during such period.

Appraisals that are to be obtained by the Special Servicer at the request of, holders of an Appraised-Out Class will be in addition to any appraisals that the Special Servicer may otherwise be required to obtain in accordance with the Servicing Standard or the Pooling and Servicing Agreement without regard to any appraisal requests made by any holder of an Appraised-Out Class.

Inspections

The Master Servicer (or with respect to any Specially Serviced Loan, the Special Servicer) is required to inspect or cause to be inspected each Mortgaged Property (other than a Mortgaged Property securing the Outside Serviced Mortgage Loans) at such times and in such manner as are consistent with the Servicing Standard, but in any event at least once every calendar year with respect to Serviced Mortgage Loans with an outstanding principal balance of $[____] or more and at least once every other calendar year with respect to Serviced Mortgage Loans with an outstanding principal balance of less than $[____], in each case commencing in [____]; provided that the Master Servicer is not required to inspect any Mortgaged Property that has been inspected by the Special Servicer during the preceding [12] months. The Special Servicer is required to inspect the Mortgaged Property securing each Serviced Loan that becomes a Specially Serviced Loan as soon as practicable after it becomes a Specially Serviced Loan and thereafter at least once every calendar year until such condition ceases to exist. The cost of any such inspection is required to be borne by the Master Servicer unless the related Serviced Loan is a Specially Serviced Loan, in which case the Master Servicer will be required to reimburse the Special Servicer for such cost as a Property Advance (or as an expense of the Issuing Entity if the Property Advance would be a Nonrecoverable Advance) and any out-of-pocket costs will be borne by the Issuing Entity.

Copies of the inspection reports referred to above that are delivered to the Certificate Administrator will be posted to the Certificate Administrator’s website for review by Privileged Persons pursuant to the Pooling and Servicing Agreement. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”.

Evidence as to Compliance

Each of the Master Servicer, the Special Servicer (regardless of whether it has commenced special servicing of any Mortgage Loan) and the Certificate Administrator are required under the Pooling and Servicing Agreement to deliver (and each of the Master Servicer and the Certificate Administrator is required to cause (or, in the case of a sub-servicer retained at the request of a Sponsor, use commercially reasonable efforts to cause) any affiliated sub-servicer, or any of its other sub-servicers that is servicing at least [10]% of the Mortgage Loans by balance, to deliver) annually to, among others, the Certificate Administrator and the Operating Advisor (only in the case of an officer’s certificate furnished by the Special Servicer and after the occurrence and during the continuance of a Control Termination Event) and the Depositor on or before the date specified in the Pooling and Servicing Agreement, a certificate of an authorized officer of such party stating, among other things, that (i) a review of that party’s servicing activities during the preceding calendar year or portion of that year and of performance under the Pooling and Servicing Agreement (or the related sub-servicing agreement in the case of a sub-servicer, as applicable) has been made under such officer’s supervision and (ii) to the best of such officer’s knowledge, based on the review, such party has fulfilled all of its obligations under the Pooling and Servicing Agreement (or the related sub-servicing agreement in the case of a sub-servicer, as applicable) in all material respects throughout the preceding calendar year or portion of the preceding year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying the failure known to such officer and the nature and status of the failure. In general, none of these parties will be responsible for the performance by any other such party of that other party’s duties described above.

In addition, the Master Servicer, the Special Servicer (regardless of whether a Special Servicer has commenced special servicing of any Mortgage Loan), the Certificate Administrator and the Operating Advisor are each (at its own expense) required to furnish (and each of the preceding parties, as applicable, is required to cause (or, in the case of a Servicing Function Participant retained at the request of a Sponsor, to use commercially reasonable efforts to cause) each Servicing Function Participant retained by it to furnish), annually, to, among others, the Certificate Administrator, the Trustee, the Operating Advisor (in the case of the Special Servicer only and only after the occurrence and during the continuance of a Control Termination Event) and the Depositor, a report (an “Assessment of Compliance”) assessing compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB that contains the following:

●	a statement of the party’s responsibility for assessing compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB applicable to it;

●	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

●	the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the preceding calendar year, setting forth any material instance of noncompliance identified by the party, a discussion of each such failure and the nature and status of each such failure; and

●	a statement that a registered public accounting firm has issued an attestation report (an “Attestation Report”) on the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the preceding calendar year.

Each party that is required to deliver an Assessment of Compliance will also be required to simultaneously deliver an Attestation Report of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the public company accounting oversight board, that expresses an opinion, or states that an opinion cannot be expressed (and the reasons for this), concerning the party’s assessment of compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.

For the avoidance of doubt, the Trustee shall have no obligation or duty to determine whether any Assessment of Compliance provided by the Master Servicer, the Special Servicer or any other Servicing Function Participant is in form and substance in compliance with the requirements of Regulation AB.

A “Servicing Function Participant” is any person or entity, other than the Certificate Administrator, the Operating Advisor, the Master Servicer, the Special Servicer and the Trustee, that is performing activities with respect to the Issuing Entity that address the servicing criteria set forth in Item 1122(d) of Regulation AB, unless those activities relate to [5]% or less of the Mortgage Loans by balance.

Resignation of Master Servicer, Trustee, Certificate Administrator, Operating Advisor or Asset Representations Reviewer Upon Prohibited Risk Retention Affiliation

Under the Credit Risk Retention Rules, any Retaining Third Party Purchaser is prohibited from being Risk Retention Affiliated with, among other persons, the Master Servicer, the Trustee, the Certificate Administrator, theOperating Advisor or the Asset Representations Reviewer. As long as the prohibition exists, upon the occurrence of (i) a servicing officer of the Master Servicer or a responsible officer of the Certificate Administrator or the Trustee, as applicable, obtaining actual knowledge that the Master Servicer, the Certificate Administrator or the Trustee, as applicable, is or has become Risk Retention Affiliated with or a Risk Retention Affiliate of the Retaining Third Party Purchaser (in such case, an “Impermissible TPP Affiliate”), (ii) the Master Servicer, the Certificate Administrator or the Trustee receiving written notice from any other party to the Pooling and Servicing Agreement, the Retaining Third Party Purchaser, any Sponsor or any underwriter or initial purchaser that the Master Servicer, Certificate Administrator or the Trustee, as applicable, is or has become an Impermissible TPP Affiliate, or (iii) the Operating Advisor or the Asset Representations Reviewer obtaining actual knowledge that it is or has become a Risk Retention Affiliate of the Retaining Third Party Purchaser, any Sponsor or any other party to the Pooling and Servicing Agreement (other than the Operating Advisor and Asset Representations Reviewer) (together with an Impermissible TPP Affiliate, an “Impermissible Risk Retention Affiliate”), then, in each case, such Impermissible Risk Retention Affiliate is required to promptly notify the Sponsors and the other parties to the Pooling and Servicing Agreement and resign in accordance with the terms of the Pooling and Servicing Agreement. The resigning Impermissible Risk Retention Affiliate will be required to bear all reasonable out-of pocket costs and expenses of each other party to the Pooling and Servicing Agreement, the Issuing Entity and each Rating Agency in connection with such resignation as and to the extent required under the Pooling and Servicing Agreement, provided however, if the affiliation causing an Impermissible Risk Retention Affiliate is the result of the Retaining Third Party Purchaser acquiring an interest in such Impermissible Risk Retention Affiliate or an affiliate of such Impermissible Risk Retention Affiliate, then such costs and expenses will be an expense of the Issuing Entity.

“Risk Retention Affiliate” or “Risk Retention Affiliated” means “affiliate” of or “affiliated” with (as such terms are defined in 17 C.F.R. 246.2 of the Credit Risk Retention Rules).

Limitation on Liability; Indemnification

The Pooling and Servicing Agreement will provide that none of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, or any director, member, manager, officer, employee or agent of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer will be under any liability to the Issuing Entity, the holders of the Certificates, a Companion Loan Holder, or any other person for any action taken or for refraining from the taking of any action in good faith pursuant to the Pooling and Servicing Agreement, or for errors in judgment. However, none of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer or any such person will be protected against any liability which would otherwise be imposed by reason of (i) any breach of warranty or representation by such party in the Pooling and Servicing Agreement, or (ii) any willful misconduct, bad faith, fraud or negligence by such party in the performance of its respective obligations and duties under the Pooling and Servicing Agreement or by reason of negligent disregard by such party of its respective obligations or duties under the Pooling and Servicing Agreement. In addition, each of the Master Servicer, the Special Servicer, the Operating Advisor [and the Asset Representations Reviewer] will indemnify the Issuing Entity against any and all loss, liability or reasonable expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred by the Issuing Entity as a result of any willful misconduct, bad faith, fraud or negligence in the performance of the respective duties of the Master Servicer, the Special Servicer, the Operating Advisor [or the Asset Representations Reviewer], as the case may be, or by reason of negligent disregard of such persons obligations or duties under the Pooling and Servicing Agreement.

The Pooling and Servicing Agreement further provides that the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and any director, member, manager, officer, employee or agent of the Depositor, the Master Servicer, the Special Servicer or the Operating Advisor will be entitled to indemnification by the Issuing Entity for any loss, liability, penalty, fine, forfeiture, claim, judgment or expense incurred in connection with, or relating to, the Pooling and Servicing Agreement or the Certificates, other than any such loss, liability, penalty, fine, forfeiture, claim, judgment or expense: (i) specifically required to be borne by the party seeking indemnification, without right of reimbursement pursuant to the terms of the Pooling and Servicing Agreement; (ii) which constitutes an Advance that is otherwise reimbursable under the Pooling and Servicing Agreement; (iii) resulting from any breach on the part of that party of a representation or warranty made in the Pooling and Servicing Agreement; or (iv) incurred by reason of any willful misconduct, bad faith, fraud or negligence on the part of that party in the performance of its obligations or duties under the Pooling and Servicing Agreement or negligent disregard of such obligations or duties.

In addition, the Pooling and Servicing Agreement provides that none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Operating Advisor will be under any obligation to appear in, prosecute or defend any legal action unless such action is related to its duties under the Pooling and Servicing Agreement and which in its opinion does not expose it to any expense or liability for which reimbursement is not reasonably assured. The Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Operating Advisor may, however, in its discretion undertake any such action which it may deem necessary or desirable with respect to the Pooling and Servicing Agreement and the rights and duties of the parties to the Pooling and Servicing Agreement and the interests of the holders of Certificates under the Pooling and Servicing Agreement. In such event, the reasonable legal expenses and costs of such action and any liability resulting from such action will be expenses, costs and liabilities of the Issuing

Entity, and the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee and the Operating Advisor will be entitled to be reimbursed for those amounts from the Collection Account.

The Depositor is not obligated to monitor or supervise the performance of the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator or the Trustee under the Pooling and Servicing Agreement. The Depositor may, but is not obligated to, enforce the obligations of the Master Servicer or the Special Servicer under the Pooling and Servicing Agreement and may, but is not obligated to, perform or cause a designee to perform any defaulted obligation of the Master Servicer or the Special Servicer or exercise any right of the Master Servicer or the Special Servicer under the Pooling and Servicing Agreement. In the event the Depositor undertakes any such action, it will be reimbursed and indemnified by the Issuing Entity to the extent not recoverable from the Master Servicer or the Special Servicer, as applicable. Any such action by the Depositor will not relieve the Master Servicer or the Special Servicer of its obligations under the Pooling and Servicing Agreement.

The Pooling and Servicing Agreement requires that the Master Servicer and the Special Servicer each obtain and maintain in effect a fidelity bond or similar form of insurance coverage (which may provide blanket coverage) or a combination of fidelity bond and insurance coverage insuring against loss occasioned by fraud, theft or other intentional misconduct of the officers, employees and agents of the master servicer or the special servicer, as the case may be. Notwithstanding the foregoing, the Pooling and Servicing Agreement permits the Master Servicer and the Special Servicer to self-insure against loss occasioned by the errors and omissions of the officers, employees and agents of the master servicer or special servicer, as the case may be, so long as certain criteria set forth in the Pooling and Servicing Agreement are met.

Pursuant to the Pooling and Servicing Agreement, the Issuing Entity will be required to indemnify the Trustee (including any capacities in which it serves) and the Certificate Administrator and certain related persons against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments, and any other costs, fees and expenses that the Trustee or Certificate Administrator, as applicable, may sustain in connection with the Pooling and Servicing Agreement (including, without limitation, reasonable fees and disbursements of counsel and of all persons not regularly in its employ incurred by the Trustee or Certificate Administrator, as applicable, in any action or proceeding between the Issuing Entity and the Trustee or Certificate Administrator, as applicable, or between the Trustee or Certificate Administrator, as applicable, and any third party or otherwise) arising in respect of the Pooling and Servicing Agreement or the Certificates other than those resulting from the negligence, fraud, bad faith or willful misconduct, or the negligent disregard of obligations and duties under the Pooling and Servicing Agreement, of the Trustee or Certificate Administrator, as applicable. Pursuant to the Pooling and Servicing Agreement, the Trustee or Certificate Administrator, as applicable, will be required to indemnify the Issuing Entity against any loss, liability or reasonable expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred by the Issuing Entity as a result of any willful misconduct, bad faith, fraud or negligence in the performance of the obligations or duties of the Trustee or Certificate Administrator, as applicable, or by reason of negligent disregard of the such party’s obligations or duties under the Pooling and Servicing Agreement. Except in the event of the Trustee’s or Certificate Administrator’s, as applicable, willful misconduct, bad faith or fraud, in no event will the Trustee or Certificate Administrator, as applicable, be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee or Certificate Administrator, as applicable, has been advised of the likelihood of such loss or damage and regardless of the form of action. Neither the Trustee or Certificate Administrator, as applicable, will be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under the Pooling and Servicing Agreement, or in the exercise of any of its rights or powers if, in such party’s opinion, the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Neither the Trustee or the Certificate Administrator will be accountable for the use or application by the Depositor of any Certificates issued to it or of the proceeds of the sale of such Certificates, or for the use of or application of any funds paid to the Depositor, the Master Servicer or the Special Servicer in respect of the Mortgage Loans, or for investment of such amounts (except for any investment of such amounts in investments issued by the Certificate Administrator in its commercial capacity), nor will the Trustee or the Certificate Administrator be required to perform, or be responsible for the manner of performance of, any of the obligations of the Master Servicer (except, in the case of the Trustee, for advancing obligations as described in this prospectus), the Special Servicer, the Trustee, the Operating Advisor or the Asset Representations Reviewer under the Pooling and Servicing Agreement, unless, in the case of the Trustee, it is acting as the successor to, and is vested with the rights, duties, powers and privileges of, the Master Servicer, the Special Servicer or the Certificate Administrator in accordance with the terms of the Pooling and Servicing Agreement.

The Pooling and Servicing Agreement provides that the Trustee will not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized, or within the discretion or rights or powers conferred on it, by the Pooling and Servicing Agreement. Furthermore, the Trustee will not be liable for an error in judgment, unless the Trustee was negligent in ascertaining the pertinent facts.

Pursuant to the Pooling and Servicing Agreement, the Trustee may rely upon and will be protected in acting or refraining from acting upon any resolution, officer’s certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. In addition, the Trustee may consult with counsel and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken or suffered or omitted by it under the Pooling and Servicing Agreement in good faith and in accordance therewith. The Trustee will not be under any obligation to exercise any of the trusts or powers vested in it by the Pooling and Servicing Agreement, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation under or in relation to the Pooling and Servicing Agreement, at the request, order or direction of any of the Certificateholders, unless those Certificateholders have offered the Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred as a result. The Trustee will not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Pooling and Servicing Agreement, or in the exercise of any of its rights or powers, if it has reasonable grounds for believing that repayment of those funds or adequate indemnity against that risk or liability is not reasonably assured to it. The protections, immunities and indemnities afforded to the Trustee will also be available to it in its capacity as, and to any other person or entity appointed by it to act as, authenticating agent, certificate registrar, tax administrator, Certificate Administrator and custodian.

The Pooling and Servicing Agreement provides that, with respect to each Outside Serviced Mortgage Loan, each of (a) (as and to the same extent the Outside Securitization is required to indemnify each of the following parties in respect of other Mortgage Loans in such Outside Securitization pursuant to the terms of the Outside Servicing Agreement) the Outside Servicer, the Outside Special Servicer, the Outside Trustee and the Certificate Administrator, the Operating Advisor and the Depositor under the Outside Servicing Agreement (and any director, officer, employee or agent of any of the foregoing, to the extent such parties are identified as indemnified parties in the Outside Servicing Agreement in respect of other Mortgage Loans included in such Outside Securitization) and (b) the Outside Securitization (such parties in clause (a) and the Outside Securitization collectively, the “Pari Passu Indemnified Parties”) shall be entitled to be indemnified against any claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with the servicing and administration of such Outside Serviced Mortgage Loan and the related Mortgaged Property (or, with respect to the Operating Advisor under the Outside Servicing Agreement, incurred in connection with the provision of services for such Outside Serviced Mortgage Loan) under the Outside Servicing Agreement (collectively, the “Pari Passu Indemnified Items”) to the extent of the Issuing Entity’s pro rata share of such Pari Passu Indemnified Items, and to the extent amounts on deposit in the related “loan combination custodial account” maintained pursuant to the Outside Servicing Agreement that are allocated to such Outside Serviced Mortgage Loan are insufficient for reimbursement of such amounts, such Indemnified Party shall be entitled to be reimbursed by the Issuing Entity (including out of general collections in the Collection Account) for the Issuing Entity’s pro rata share of the insufficiency.

In addition, the Co-Lender Agreement executed with respect to each Outside Serviced Loan Combination provides that this securitization transaction is obligated to promptly reimburse the Outside Servicer, the Outside Special Servicer, the Outside Trustee, the Certificate Administrator under the Outside Servicing Agreement or the Outside Securitization, as applicable, for the Issuing Entity’s pro rata share of any fees, costs or expenses incurred in connection with the servicing and administration such Outside Serviced Loan Combination as to which the Outside Securitization or any of the parties thereto are entitled to be reimbursed pursuant to the terms of the Outside Servicing Agreement. Reimbursement of such pro rata share will be made out of general collections in the Issuing Entity’s Collection Account, to the extent reimbursement out of collections on the Outside Serviced Mortgage Loan are insufficient therefor.

Servicer Termination Events

“Servicer Termination Events” under the Pooling and Servicing Agreement with respect to the Master Servicer or the Special Servicer, as the case may be, will include, without limitation:

(a)       (i) any failure by the Master Servicer to make a required deposit to the Collection Account or any Loan Combination Custodial Account or make a required remittance to any Serviced Companion Loan Holder, on the day such deposit or remittance was first required to be made, which failure is not remedied within one business day or (ii) any failure by the Master Servicer to deposit into, or remit to the Certificate Administrator for deposit into, the Distribution Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m., New York City time, on the relevant Distribution Date;

(b)       any failure by the Special Servicer to deposit into any REO Account within two business days after the day such deposit is required to be made, or to remit to the Master Servicer for deposit in the Collection Account or any Loan Combination Custodial Account such remittance required to be made by the Special Servicer within one business day after such remittance is required to be made, under the Pooling and Servicing Agreement;

(c)       any failure by the Master Servicer or the Special Servicer duly to observe or perform in any material respect any of its other covenants or obligations under the Pooling and Servicing Agreement, which failure continues unremedied for 30 days (10 days in the case of the Master Servicer’s failure to make a Property Advance or 20 days in the case of a failure to pay the premium for any insurance policy required to be maintained under the Pooling and Servicing Agreement or such shorter period (not less than two business days) as may be required to avoid the commencement of foreclosure proceedings for unpaid real estate taxes or the lapse of insurance, as applicable) after written notice of the failure has been given to the Master Servicer or the Special Servicer, as the case may be, by any other party to the Pooling and Servicing Agreement, or to the Master Servicer or the Special Servicer, as the case may be, with a copy to each other party to the related Pooling and Servicing Agreement, by Certificateholders of any Class, evidencing, as to that Class, not less than [25%] of the Voting Rights allocable thereto (considering each Class of the Class A-S, Class B and Class C Certificates together with the Class [__] Component with the same alphabetical designation as a single “Class” for such purpose), or, if affected thereby, by the Serviced Companion Loan Holder; provided, however, if that failure is capable of being cured and the Master Servicer or the Special Servicer, as applicable, is diligently pursuing that cure, that 30-day period will be extended an additional 60 days (provided that the Master Servicer, or the Special Servicer, as applicable, has commenced to cure such failure within the initial 30-day period and has certified that it has diligently pursued, and is continuing to pursue, a full cure);

(d)       any breach on the part of the Master Servicer or the Special Servicer of any representation or warranty in the Pooling and Servicing Agreement, which materially and adversely affects the interests of any Class of Certificateholders or a Serviced Companion Loan Holder, as applicable, and which continues unremedied for a period of 30 days after the date on which notice of that breach, requiring the same to be remedied, has been given to the Master Servicer or the Special Servicer, as the case may be, by the Depositor, the Certificate Administrator or the Trustee, or to the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator and the Trustee by the holders of Certificates entitled to not less than [25]% of the Voting Rights, or, if affected thereby, by the Serviced Companion Loan Holder; provided, however, if that breach is capable of being cured and the Master Servicer or the Special Servicer, as applicable, is diligently pursuing that cure, that 30-day period will be extended an additional 60 days (provided that the Master Servicer, or the Special Servicer, as applicable, has commenced to cure such failure within the initial 30-day period and has certified that it has diligently pursued, and is continuing to pursue, a full cure);

(e)       certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the Master Servicer or the Special Servicer, and certain actions by or on behalf of the Master Servicer or the Special Servicer indicating its insolvency or inability to pay its obligations;

(f)        either of [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] (or, in the case of Serviced Companion Loan Securities, any Companion Loan Rating Agency) has (i) qualified, downgraded or withdrawn its rating or ratings of one or more Classes of Certificates or Serviced Companion Loan Securities, or (ii) placed one or more Classes of Certificates or Serviced Companion Loan Securities on “watch status” in contemplation of rating downgrade or withdrawal and, in the case of either of clauses (i) or (ii), publicly citing servicing concerns with the Master Servicer or the Special Servicer, as applicable, as the sole or material factor in such rating action (and such qualification, downgrade, withdrawal or “watch status” placement has not been withdrawn by such Rating Agency (or, in the case of Serviced Companion Loan Securities, such Companion Loan Rating Agency) within 60 days of such event);

(g)       the Master Servicer or the Special Servicer, as applicable, ceases to have a Master Servicer or Special Servicer ranking, as applicable, of at least “MOR CS3” from Morningstar and that ranking is not reinstated within 60 days; or

(h)       the Master Servicer or the Special Servicer, as applicable, or any primary servicer or sub-servicer appointed by the Master Servicer or the Special Servicer, as applicable, after the Closing Date (but excluding any primary servicer or sub-servicer which the Master Servicer has been instructed to retain by the Depositor or a Sponsor), (i) fails to deliver the items required by the Pooling and Servicing Agreement after any applicable notice and cure period to enable the Certificate Administrator or Depositor to comply with the Issuing Entity’s reporting obligations under the Exchange Act or (ii) for so long as the trust created pursuant to the securitization of a Serviced Companion Loan is subject to the reporting requirements of Regulation AB or the Exchange Act, fails to deliver any Exchange Act reporting items required to be delivered by such servicer pursuant to the Pooling and Servicing Agreement at the times required under the Pooling and Servicing Agreement after any applicable notice and cure periods (and any primary servicer or sub-servicer that defaults in accordance with this clause may be terminated at the direction of the Depositor).

“Serviced Companion Loan Securities” mean any commercial mortgage-backed securities that evidence an interest in or are secured by the assets of an Issuing Entity, which assets include a Serviced Companion Loan (or a portion of or interest in a Serviced Companion Loan).

“Companion Loan Rating Agency” means, with respect to any Serviced Companion Loan, any rating agency that was engaged by a participant in the securitization of such Serviced Companion Loan to assign a rating to the related Serviced Companion Loan Securities.

Rights Upon Servicer Termination Event

If a Servicer Termination Event with respect to the Master Servicer or the Special Servicer is continuing and has not been remedied, then either (i) the Trustee may or (ii) upon the written direction of the holders of Certificates evidencing at least [25]% of the aggregate Voting Rights of all Certificates (or, solely in the case of a Serviced Loan Combination only, subject to the discussion below, upon the written direction of the affected Serviced Companion Loan Holder) to the Trustee, the Trustee will be required to, terminate all of the rights and obligations of the Master Servicer as Master Servicer or the Special Servicer as Special Servicer under the Pooling and Servicing Agreement and in and to the Issuing Entity (except in its capacity as a Certificateholder). Notwithstanding the foregoing, upon any termination of the Master Servicer or the Special Servicer under the Pooling and Servicing Agreement, the Master Servicer or the Special Servicer will continue to be entitled to any rights that accrued prior to the date of such termination (including the right to receive all accrued and unpaid servicing and special servicing compensation through the date of termination plus reimbursement for all Advances and interest on such Advances as provided in the Pooling and Servicing Agreement).

On and after the date of termination following a Servicer Termination Event by the Master Servicer or the Special Servicer, as the case may be, the Trustee will succeed to all authority and power of the Master Servicer or the Special Servicer, as the case may be, under the Pooling and Servicing Agreement and will be entitled to the compensation arrangements to which the Master Servicer or the Special Servicer, as the case may be, would have been entitled (unless previously earned by the Master Servicer or the Special Servicer, as the case may be). If the Trustee is unwilling or unable so to act, or if the holders of Certificates evidencing at least [25]% of the aggregate Voting Rights of all Certificateholders so request, or if the Rating Agencies do not provide a Rating Agency Confirmation with respect to the Trustee so acting, the Trustee must appoint, or petition a court of competent jurisdiction for the appointment of, a Mortgage Loan servicing institution to act as successor to the Master Servicer or the Special Servicer, as applicable, under the Pooling and Servicing Agreement; provided a Rating Agency Confirmation must be obtained regarding appointment of the proposed successor at the expense of the terminated Master Servicer or Special Servicer, as applicable, or, if the expense is not so recovered, at the expense of the Issuing Entity; provided, further, that, the related Outside Controlling Note Holder will have the right to approve a successor Special Servicer with respect to any Serviced Outside Controlled Loan Combination, and prior to the occurrence and continuance of a Control Termination Event, the Controlling Class Representative will have the right to approve a successor Special Servicer with respect to the other Serviced Loans. Pending such appointment, the Trustee is obligated to act in such capacity in accordance with the Pooling and Servicing Agreement. The Trustee and any such successor may agree upon the servicing compensation to be paid; provided, however, that the servicing compensation may not be in excess of that permitted to the terminated Master Servicer or Special Servicer, as applicable, unless no successor can be obtained to perform the obligations for that compensation; and provided, further, that, for so long as no Consultation Termination Event has occurred and is continuing, the Trustee will be required to consult with the Controlling Class Representative (and, if a Serviced Outside Controlled Loan Combination is affected, the Trustee will be required to consult with the related Outside Controlling Note Holder) prior to the appointment of a successor Master Servicer or Special Servicer at a servicing compensation in excess of that permitted to the terminated Master Servicer or Special Servicer, as applicable. Any compensation in excess of that payable to the predecessor Master Servicer or the Special Servicer may result in Realized Losses or other shortfalls on the Certificates.

Notwithstanding the foregoing, (1) if any Servicer Termination Event on the part of the Master Servicer affects a Serviced Companion Loan, the related Serviced Companion Loan Holder or the rating on a class of the related Serviced Companion Loan Securities, and if the Master Servicer is not otherwise terminated, or (2) if a Servicer Termination Event on the part of the Master Servicer affects only a Serviced Companion Loan, the related Serviced Companion Loan Holder or the rating on a class of related Serviced Companion Loan Securities, then the Master Servicer may not be terminated by or at the direction of the related Serviced Companion Loan Holder or the holders of any Certificates, but upon the written direction of the related Serviced Companion Loan Holder, the Master Servicer will be required to appoint a sub-servicer that will be responsible for servicing the related Serviced Loan Combination. Also, notwithstanding the foregoing, if a Servicer Termination Event described in clauses (a), (b), (c), (d), (f) or (g) under “—Servicer Termination Events” on the part of the Special Servicer affects only a Serviced Companion Loan, a Serviced Companion Loan Holder or a rating on any Serviced Companion Loan Securities, then it will not be a Servicer Termination Event with respect to the Mortgage Pool as a whole, but the related Serviced Companion Loan Holder may terminate the Special Servicer with respect to the related Serviced Loan Combination.

Notwithstanding the foregoing discussion in this “—Rights Upon Servicer Termination Event” section, if the Master Servicer is terminated under the circumstances described above because of the occurrence of any of the Servicer Termination Events described in clause (f) or (g) under “—Servicer Termination Events” above, the Master Servicer will have the right for a period of [45] days (during which time it will continue to serve as Master Servicer), at its expense, to sell its master servicing rights with respect to the Mortgage Loans to a Master Servicer as to which the Rating Agencies have provided a Rating Agency Confirmation.

No Certificateholder will have any right under the Pooling and Servicing Agreement to institute any proceeding with respect to the Pooling and Servicing Agreement or the Mortgage Loans, unless, with respect to the Pooling and Servicing Agreement, such holder previously has given to the Trustee a written notice of a default under the Pooling and Servicing Agreement, and of the continuance of the default, and unless also the holders of at least [25]% of the Voting Rights of any Class affected thereby (considering each of the Class A-S, Class B and Class C Certificates together with the Class [__] Component of the same alphabetical designation as a single “Class” for such purpose) have made written request of the Trustee (with a copy to the Certificate Administrator) to institute such proceeding in its own name as Trustee under the Pooling and Servicing Agreement and have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred in connection with such proceeding, and the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has neglected or refused to institute such proceeding.

The Trustee will have no obligation to make any investigation of matters arising under the Pooling and Servicing Agreement or to institute, conduct or defend any litigation under the Pooling and Servicing Agreement or in relation to it at the request, order or direction of any of the holders of Certificates, unless such holders of Certificates have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which may be incurred in connection with such action.

In addition, the Depositor may terminate each of the Master Servicer and the Special Servicer upon five business days’ notice if the Master Servicer or the Special Servicer, as the case may be, fails to comply with certain of its reporting obligations under the Pooling and Servicing Agreement.

Waivers of Servicer Termination Events

A Servicer Termination Event may be waived by the Certificateholders evidencing not less than [66-2/3]% of the aggregate Voting Rights of the Certificates (and, if such Servicer Termination Event is on the part of a Special Servicer with respect to a Serviced Loan Combination only, by the related Serviced Companion Loan Holder). Notwithstanding the foregoing, (1) a Servicer Termination Event under clause (a) or (b) under “—Servicer Termination Events” above may be waived only with the consent of all of the Certificateholders of the affected Classes (considering each of the Class A-S, Class B and Class C Certificates together with the Class [__] Component of the same alphabetical designation as a single “Class” for such purpose), and (2) a Servicer Termination Event under clause (h) under “—Servicer Termination Events” above may be waived only with the consent of the Depositor, together with (in the case of each of clauses (1) and (2) of this sentence) the consent of any Serviced Companion Loan Holder affected by such Servicer Termination Event. If a Servicer Termination Event on the part of the Master Servicer is waived in connection with a Serviced Loan Combination, the related Serviced Companion Loan Holder may require that the Master Servicer appoint a sub-servicer to service the related Serviced Loan Combination, which sub-servicer is the subject of a Rating Agency Confirmation.

Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event

General

The Special Servicer may also be removed and replaced in such capacity and a successor Special Servicer appointed, other than in connection with a Servicer Termination Event, as follows:

(a) if a Control Termination Event has not occurred (or has occurred, but is no longer continuing), with respect to the Serviced Loans (excluding any Serviced Outside Controlled Loan Combination and any Excluded Mortgage Loan), with or without cause, at the direction of the Controlling Class Representative upon satisfaction of certain conditions specified in the Pooling and Servicing Agreement (including the delivery of a Rating Agency Confirmation);

(b) if a Control Termination Event has occurred and is continuing, with respect to the Serviced Loans (excluding any Serviced Outside Controlled Loan Combination), with or without cause, in accordance with the procedures described below under “—Removal of the Special Servicer by Certificateholders Following a Control Termination Event”, upon the affirmative vote of (a) the holders of Certificates (other than the Class S and Class R Certificates) evidencing at least [66-2/3]% of the Voting Rights allocable to the Certificates of those holders that voted on such matter (provided that holders representing the applicable Certificateholder Quorum vote on the matter) or (b) the holders of Non-Reduced Certificates evidencing more than 50% of the Voting Rights allocable to each Class of Non-Reduced Certificates;

(c) at any time, with respect to the Serviced Loans, if (i) the Operating Advisor (A) determines, in its sole discretion exercised in good faith, that the Special Servicer has failed to comply with the Servicing Standard and a replacement of the Special Servicer would be in the best interest of the Certificateholders (as a collective whole), and (B) recommends the replacement of the Special Servicer with respect to the Serviced Loans, and (ii) the holders of Certificates evidencing at least a majority of the aggregate outstanding principal balance of the Certificates of those holders that voted on the matter (provided that holders representing the applicable Certificateholder Quorum vote on the matter) affirmatively vote to remove the Special Servicer in such capacity in accordance with the procedures set forth under “—Removal of the Special Servicer by Certificateholders Based on the Recommendation of the Operating Advisor”; and

(d) solely with respect to a Serviced Outside Controlled Loan Combination, at the direction of the related Outside Controlling Note Holder, with or without cause, upon satisfaction of certain conditions specified in the Pooling and Servicing Agreement (including delivery of a Rating Agency Confirmation) and the related Co-Lender Agreement.

“Certificateholder Quorum” means a quorum that, (a) for purposes of a vote to terminate and replace the Special Servicer or the Asset Representations Reviewer at the request of the holders of Certificates evidencing not less than 25% of the Voting Rights (without regard to the application of any Appraisal Reduction Amounts), consists of the holders of Certificates evidencing at least 50% of the aggregate Voting Rights (taking into account the allocation of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of the respective Classes of Principal Balance Certificates) of all Certificates (other than the Class S and Class R Certificates), on an aggregate basis, and (b) for purposes of a vote to terminate and replace the Special Servicer based on a recommendation of the Operating Advisor, consists of the holders of Certificates evidencing at least 20% of the aggregate of the outstanding principal balances of all Certificates, with such quorum including at least three (3) holders that are not Risk Retention Affiliated with each other.

In addition, the Depositor may terminate the Special Servicer upon five business days’ notice if the Special Servicer fails to comply with certain of its reporting obligations under the Pooling and Servicing Agreement.

In no event may a successor Special Servicer be a current or former Operating Advisor or Asset Representations Reviewer or any affiliate (including any Risk Retention Affiliate) of such current or former Operating Advisor or Asset Representations Reviewer.

Excluded Special Servicer Mortgage Loans

Notwithstanding the foregoing, if the Special Servicer, to its knowledge, is a Borrower Party with respect to any Mortgage Loan or Loan Combination (any such Mortgage Loan or Loan Combination, an “Excluded Special Servicer Mortgage Loan”), the Special Servicer will be required to resign as Special Servicer of that Excluded Special Servicer Mortgage Loan. Prior to the occurrence and continuance of a Control Termination Event, if the Excluded Special Servicer Mortgage Loan is not also an Excluded Mortgage Loan, the Controlling Class Representative will be entitled to appoint (and replace with or without cause) a successor Special Servicer that is not a Borrower Party in accordance with the terms of the Pooling and Servicing Agreement (the “Excluded Mortgage Loan Special Servicer”) for the related Excluded Special Servicer Mortgage Loan. If an Excluded Special Servicer Mortgage Loan is also an Excluded Mortgage Loan, the largest Controlling Class Certificateholder (by Certificate Balance) that is not an Excluded Controlling Class Holder will be entitled to appoint (and replace with or without cause) the Excluded Mortgage Loan Special Servicer for the related Excluded Special Servicer Mortgage Loan in accordance with the terms of the Pooling and Servicing Agreement. If a Control Termination Event has occurred and is continuing, neither the Controlling Class Representative nor any other Controlling Class Certificateholder will be entitled to remove or replace the Excluded Mortgage Loan Special Servicer with respect to any Excluded Special Servicer Mortgage Loan. If a Control Termination Event has occurred and is continuing and prior to the occurrence of a Consultation Termination Event, the largest Controlling Class Certificateholder that is not an Excluded Controlling Class Holder will have the right to appoint the Excluded Mortgage Loan Special Servicer.

If a Consultation Termination Event has occurred and is continuing, or if neither the Controlling Class Representative nor any Controlling Class Certificateholder is entitled to appoint a replacement special servicer for an Excluded Special Servicer Mortgage Loan (or if, despite being so entitled to appoint a replacement special servicer for an Excluded Special Servicer Mortgage Loan, neither the Controlling Class Representative nor any Controlling Class Certificateholder has appointed a replacement special servicer within 30 days), then the Certificate Administrator will so notify the resigning Special Servicer that such Excluded Mortgage Loan Special Servicer has not been appointed and such resigning Special Servicer will use reasonable efforts to appoint such Excluded Mortgage Loan Special Servicer. In the event that the resigning Special Servicer is required to appoint an Excluded Mortgage Loan Special Servicer, the resigning Special Servicer will not have any liability for the actions or inactions of the newly appointed Excluded Mortgage Loan Special Servicer or with respect to the identity of the applicable Excluded Mortgage Loan Special Servicer (so long as, on the date of appointment, such appointment meets the criteria of the Pooling and Servicing Agreement).

If at any time the Special Servicer is no longer a Borrower Party with respect to an Excluded Special Servicer Mortgage Loan, (1) the related Excluded Mortgage Loan Special Servicer will be required to resign, (2) the related Mortgage Loan or Loan Combination, as the case may be, will no longer be an Excluded Special Servicer Mortgage Loan, (3) the original Special Servicer will become the special servicer again for such Mortgage Loan or Loan Combination, as the case may be, and (4) the original Special Servicer will be entitled to all special servicing compensation with respect to such Mortgage Loan or Loan Combination, as the case may be, earned during such time on and after such Mortgage Loan or Loan Combination, as the case may be, is no longer an Excluded Special Servicer Mortgage Loan.

The Excluded Mortgage Loan Special Servicer will be required to perform all of the obligations of the Special Servicer for the related Excluded Special Servicer Mortgage Loan and will be entitled to all special servicing compensation with respect to such Excluded Special Servicer Mortgage Loan earned during such time as the related Mortgage Loan is an Excluded Special Servicer Mortgage Loan. The Special Servicer will remain entitled to all special servicing compensation with respect to the Mortgage Loans and Serviced Loan Combinations that are not Excluded Special Servicer Mortgage Loans during such time.

Notwithstanding the foregoing discussion under this “—Excluded Special Servicer Mortgage Loans” sub-heading, in the case of any Serviced Outside Controlled Loan Combination, the related Outside Controlling Note Holder will have the right to appoint an Excluded Mortgage Loan Special Servicer.

Removal of the Special Servicer by Certificateholders Following a Control Termination Event

The procedures for removing a Special Servicer if a Control Termination Event has occurred and is continuing will be as follows: upon (i) the written direction of holders of Certificates evidencing at least 25% of the Voting Rights of the Certificates (other than the Class S and Class R Certificates) requesting a vote to terminate and replace the Special Servicer (with respect to all of the Serviced Loans other than any Serviced Outside Controlled Loan Combination) with a proposed successor Special Servicer, (ii) payment by such holders to the Certificate Administrator of the reasonable fees and expenses to be incurred by the Certificate Administrator in connection with administering such vote and (iii) delivery by such holders to the Certificate Administrator and the Trustee of a Rating Agency Confirmation addressing the removal and replacement of the Special Servicer (which confirmations will be obtained at the expense of such holders), the Certificate Administrator will be required to promptly provide written notice to all Certificateholders of such request by posting such notice on its internet website and by mailing at their addresses appearing in the certificate register. Upon the affirmative vote of (a) the holders of Certificates (other than the Class S and Class R Certificates) evidencing at least [66-2/3]% of the Voting Rights allocable to the Certificates of those holders that voted on such matter (provided that holders representing the applicable Certificateholder Quorum vote on the matter) or (b) the holders of Non-Reduced Certificates evidencing more than [50]% of the Voting Rights allocable to each Class of Non-Reduced Certificates, the Trustee will be required to terminate all of the rights and obligations of the Special Servicer under the Pooling and Servicing Agreement with respect to the applicable Serviced Loans and appoint the proposed successor Special Servicer; provided that if that affirmative vote is not achieved within 180 days of the initial request for a vote to so terminate and replace the Special Servicer, then that vote will have no force and effect. The Certificate Administrator will include on each Distribution Date statement a statement that each Certificateholder and beneficial owner of Certificates may access such notices on the Certificate Administrator’s website and each Certificateholder and beneficial owner of Certificates may register to receive email notifications when such notices are posted on the website. Any such appointment of a successor Special Servicer with respect to the Serviced Loans (other than any Serviced Outside Controlled Loan Combination) based on a Certificateholder vote will be subject to the receipt of a Rating Agency Confirmation. The Certificate Administrator will be entitled to reimbursement from the requesting Certificateholders for the reasonable expenses of posting notices of such requests.

[MAY BE REVISED IF THERE IS NO THIRD PARTY PURCHASER RISK RETENTION] Removal of the Special Servicer by Certificateholders Based on the Recommendation of the Operating Advisor

If the Operating Advisor determines, in its sole discretion exercised in good faith, that (1) the Special Servicer has failed to comply with the Servicing Standard and (2) a replacement of the Special Servicer would be in the best interest of the Certificateholders (as a collective whole), the Operating Advisor will have the right to recommend the replacement of the Special Servicer with respect to the Serviced Loans. In any such event, the Operating Advisor will be required to deliver to the Trustee and the Certificate Administrator, with a copy to the Special Servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a replacement Special Servicer meeting the applicable requirements of the Pooling and Servicing Agreement, which recommended special servicer has agreed to succeed the then-current Special Servicer with respect to the applicable Serviced Loans if appointed in accordance with the Pooling and Servicing Agreement. The Certificate Administrator will be required to promptly post a copy of such recommendation on its internet website and by mail send notice to all Certificateholders, asking them to indicate whether they wish to remove the Special Servicer. Upon the affirmative vote of the holders of Certificates evidencing at least a majority of the aggregate outstanding principal balance of the Certificates of those holders that voted on the matter (provided that holders representing the applicable Certificateholder Quorum vote on the matter within 180 days of the initial request for a vote), and receipt by the Certificate Administrator of a Rating Agency Confirmation from each Rating Agency, the Trustee will terminate all of the rights and obligations of the Special Servicer under the Pooling and Servicing Agreement with respect to the applicable Serviced Loans, and appoint the recommended successor Special Servicer. If such affirmative vote of the holders of the required Certificates is not achieved within 180 days of the request for a vote on the removal of the Special Servicer, the recommendation of the Operating Advisor to so remove and replace the Special Servicer will lapse and be of no force and effect. The reasonable fees and out-of-pocket costs and expenses associated with obtaining the Rating Agency Confirmation described above and administering the vote on removal of the Special Servicer will be an additional expense of the Issuing Entity. If any Special Servicer is terminated pursuant to a vote to terminate and replace the Special Servicer based on a recommendation of the Operating Advisor, then the terminated party may not subsequently be re-appointed as the Special Servicer under the Pooling and Servicing Agreement pursuant to any provision of the Pooling and Servicing Agreement or any Co-Lender Agreement.

Resignation of the Master Servicer, the Special Servicer and the Operating Advisor

Each of the Master Servicer, the Special Servicer and the Operating Advisor may resign, assign its rights and delegate its duties and obligations under the Pooling and Servicing Agreement; provided that certain conditions are satisfied including obtaining a Rating Agency Confirmation. The resigning Master Servicer, Special Servicer or Operating Advisor, as applicable, must pay all costs and expenses associated with the transfer of its duties after resignation. The Pooling and Servicing Agreement provides that the Master Servicer, the Special Servicer or the Operating Advisor, as the case may be, may not otherwise resign from its obligations and duties as Master Servicer, Special Servicer or Operating Advisor, as the case may be, except upon the determination that performance of its duties is no longer permissible under applicable law and provided that such determination is evidenced by an opinion of counsel to that effect delivered to the Trustee and the Certificate Administrator. No such resignation may become effective until the Trustee (solely with respect to the Master Servicer or the Special Servicer) or a successor Master Servicer, Special Servicer or Operating Advisor has assumed the obligations of the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, under the Pooling and Servicing Agreement. The Trustee or any other successor Master Servicer, Special Servicer or Operating Advisor assuming the obligations of the Master Servicer, the Special Servicer or the Operating Advisor under the Pooling and Servicing Agreement will be entitled to the compensation to which the Master Servicer, the Special Servicer or the Operating Advisor would have been entitled after the date of assumption of such obligations (other than certain Workout Fees which the prior Special Servicer will be entitled to retain and other than the excess servicing portion of the Servicing Fee which, subject to reduction in order to retain a successor, may be retained or transferred by the initial Master Servicer). If no successor Master Servicer, Special Servicer or Operating Advisor can be obtained to perform such obligations for such compensation, additional amounts payable to such successor Master Servicer, Special Servicer or Operating Advisor will result in shortfalls in distributions on the Certificates. Notwithstanding the foregoing, the Operating Advisor may resign, without payment of any penalty, at any time after the Certificate Principal Amounts of the Class [INSERT APPLICABLE SENIOR CLASSES OF CERTIFICATES] Certificates have been reduced to zero. In such circumstance, no replacement Operating Advisor will be required to be appointed.

The Operating Advisor may resign from its duties and obligations under the Pooling and Servicing Agreement upon 30 days’ prior written notice to the parties to the Pooling and Servicing Agreement and the Controlling Class Representative; provided that certain conditions are satisfied including obtaining a Rating Agency Confirmation. No such resignation may become effective until a successor entity has assumed the obligations of the Operating Advisor under the Pooling and Servicing Agreement. The successor entity assuming the obligations of the Operating Advisor under the Pooling and Servicing Agreement will be entitled to the compensation to which the Operating Advisor would have been entitled after the date of assumption of such obligations. If no successor Operating Advisor has been appointed and accepted such appointment within 60 days after the resigning Operating Advisor’s giving of notice of resignation, the resigning Operating Advisor may petition any court of competent jurisdiction for appointment of a successor. The resigning Operating Advisor must pay all costs and expenses associated with its resignation and the transfer of its duties. If no successor Operating Advisor can be obtained to perform such obligations for such compensation, additional amounts payable to such successor Operating Advisor will result in shortfalls in distributions on the Certificates.

In addition, in the event that, at any time following the date that the Credit Risk Retention Rules are no longer applicable to this securitization transaction and there are no Classes of Certificates outstanding other than the Control Eligible Certificates, the Class S Certificates and the Class R Certificates, then all of the rights and obligations of the Operating Advisor under the Pooling and Servicing Agreement will terminate without payment of any penalty or termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). If the Operating Advisor is terminated pursuant to the foregoing sentence, then no replacement operating advisor will be appointed.

The Pooling and Servicing Agreement will prohibit the appointment of the Asset Representations Reviewer or one of its affiliates as successor to the Master Servicer or Special Servicer.

Qualification, Resignation and Removal of the Trustee and the Certificate Administrator

[The Trustee is required to maintain a rating on its unsecured long term debt of at least [INSERT APPLICABLE RATINGS REQUIREMENTS (or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation). In addition, the Trustee is required to satisfy the requirements for a Trustee contemplated by clause (a)(4)(i) of Rule 3a-7 under the Investment Company Act. The Certificate Administrator is required to maintain a rating on its unsecured long term debt of at least [INSERT APPLICABLE RATINGS REQUIREMENTS (or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation).]

Each of the Trustee and the Certificate Administrator may resign at any time by giving written notice to, among others, the other parties to the Pooling and Servicing Agreement. However, no such resignation will be effective until a successor has been appointed. Upon such notice, the Master Servicer will appoint a successor Trustee or Certificate Administrator, as applicable. If no successor has been appointed and accepted such appointment within one month after the giving of such notice of resignation, the resigning Trustee or Certificate Administrator, as applicable, may petition the court for appointment of a successor.

The Depositor may remove the Trustee or Certificate Administrator, as applicable (and appoint a successor) if, among other things, the Trustee or Certificate Administrator, as applicable, ceases to be eligible to continue as such under the Pooling and Servicing Agreement or if at any time the Trustee or Certificate Administrator, as applicable, becomes incapable of acting, or is adjudged bankrupt or insolvent, or a receiver of the Trustee or Certificate Administrator, as applicable, or its respective property is appointed or any public officer takes charge or control of the Trustee or Certificate Administrator, as applicable, or of its property. The holders of Certificates evidencing more than 50% of the aggregate Voting Rights allocated to all of the Certificates may remove the Trustee or Certificate Administrator, as applicable, (and appoint a successor) upon written notice to, among others, the Depositor, the Master Servicer, the Certificate Administrator and the Trustee.

Any resignation or removal of the Trustee or Certificate Administrator, as applicable, and appointment of a successor will not become effective until (i) acceptance by the successor Trustee or Certificate Administrator, as applicable, of the appointment, [and (ii) the resigning Trustee or Certificate Administrator, as applicable, files any required Form 8-K].

Notwithstanding the foregoing, upon any resignation or termination of the Trustee or Certificate Administrator, as applicable, under the Pooling and Servicing Agreement, the Trustee or Certificate Administrator, as applicable, will continue to be entitled to receive all accrued and unpaid compensation through the date of termination plus (in the case of the Trustee) reimbursement for all Advances made by it and interest on those Advances as provided in the Pooling and Servicing Agreement. The Trustee or Certificate Administrator, as applicable, will be required to bear all reasonable out-of-pocket costs and expenses of each party to the Pooling and Servicing Agreement and each Rating Agency in connection with any removal or resignation of such entity as and to the extent required under the Pooling and Servicing Agreement; provided, that if the Trustee or Certificate Administrator, as applicable, is terminated without cause by the holders of Certificates evidencing more than 50% of the aggregate Voting Rights allocated to all of the Certificates as provided in the second preceding paragraph, then such holders will be required to pay all the reasonable costs and expenses of the Trustee or Certificate Administrator, as applicable, necessary to effect the transfer of the rights and obligations (including custody of the Mortgage Loan files) of the Trustee or Certificate Administrator, as applicable, to a successor. Any successor Trustee or Certificate Administrator, as applicable, must have a combined capital and surplus of at least $[_______], and the ratings on its unsecured long term debt set forth above.

At any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Issuing Entity, the assets thereof or any property securing the same is located, the Depositor and the Trustee acting jointly will have the power to appoint one or more persons or entities to act (at the expense of (i) the Trustee, if the need to appoint such co-Trustee(s) arises from any change in the identity, organization, status, power, conflicts, internal policy or other development with respect to the Trustee, and/or (ii) the Issuing Entity, if the need to appoint such co-Trustee(s) arises from a change in applicable law or the identity, status or power of the Issuing Entity; provided, however, that in the event the need to appoint such co-Trustee(s) arises from a combination of or none of the events described in clause (i) and clause (ii), the expense will be split evenly between the Trustee and the Issuing Entity) as co-Trustee or co-Trustees, jointly with the Trustee, or separate Trustee or separate Trustees, of all or any part of the Issuing Entity, and to vest in such co-Trustee or separate Trustee such powers, duties, obligations, rights and trusts as the Depositor and the Trustee may consider necessary or desirable. The appointment of a co-Trustee or separate Trustee will not relieve the Trustee of its responsibilities, obligations and liabilities under the Pooling and Servicing Agreement except as required by applicable law.

The Certificate Administrator is required to perform only those duties described in this prospectus or otherwise specifically required under the Pooling and Servicing Agreement. If no Servicer Termination Event has occurred, and after the curing or waiver of all Servicer Termination Events which may have occurred, the Trustee is required to perform only those duties described in this prospectus or otherwise specifically required under the Pooling and Servicing Agreement. Upon receipt of the various Certificates, reports or other instruments required to be furnished to it, the Trustee or the Certificate Administrator, as applicable, is required to examine such documents and to determine whether they conform on their face to the requirements of the Pooling and Servicing Agreement.

The Depositor may terminate the Certificate Administrator upon 5 business days’ notice if the Certificate Administrator fails to comply with certain of its reporting obligations under the Pooling and Servicing Agreement.]

The Pooling and Servicing Agreement will prohibit the appointment of the Asset Representations Reviewer or one of its affiliates as successor to the Trustee or Certificate Administrator.

Amendment

The Pooling and Servicing Agreement may be amended without the consent of any of the holders of Certificates:

(a)       to cure any ambiguity to the extent that it does not adversely affect any holders of Certificates;

(b)       to correct or supplement any of its provisions which may be inconsistent with any other provisions of the Pooling and Servicing Agreement or with the description of the provisions in the final prospectus or the prospectus, or to correct any error;

(c)       to change the timing and/or nature of deposits in the Collection Account, the Excess Liquidation Proceeds Reserve Account, the Exchangeable Distribution Account, the Excess Interest Distribution Account, the Distribution Account or any REO Account; provided that (A) the Master Servicer Remittance Date may in no event be later than the business day prior to the related Distribution Date and (B) the change would not adversely affect in any material respect the interests of any Certificateholder, as evidenced by an opinion of counsel (at the expense of the party requesting the amendment);

(d)       to modify, eliminate or add to any of its provisions (i) to the extent necessary to maintain the qualification of either Trust REMIC as a REMIC or the Grantor Trust as a grantor trust or to avoid or minimize the risk of imposition of any tax on the Issuing Entity; provided that the Trustee and the Certificate Administrator have received an opinion of counsel (at the expense of the party requesting the amendment) to the effect that (1) the action is necessary or desirable to maintain such qualification or to avoid or minimize such risk and (2) the action will not adversely affect in any material respect the interests of any holder of the Certificates, (ii) to restrict (or to remove any existing restrictions with respect to) the transfer of the Class R Certificates; provided that the Depositor has determined that the amendment will not give rise to any tax with respect to the transfer of the Class R Certificates to a non-permitted transferee (see “Material Federal Income Tax Consequences—Taxation of the Class R Certificates”), (iii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations; or (iv) in the event that Regulation RR (or any portion thereof) or any other regulations applicable to the risk retention requirements for this securitization transaction are amended or repealed, to the extent required to comply with any such amendment or to modify or eliminate any risk retention requirements no longer applicable to this securitization transaction in light of such repeal;

(e)       to make any other provisions with respect to matters or questions arising under the Pooling and Servicing Agreement or any other change; provided that the amendment will not adversely affect in any material respect the interests of any Certificateholder, as evidenced by an opinion of counsel;

(f)        to amend or supplement any provision of the Pooling and Servicing Agreement to the extent necessary to maintain the ratings assigned to each Class of Certificates by any Rating Agency; provided that such amendment will not adversely affect in any material respect the interests of any Certificateholder; and

(g)       to modify the procedures in the Pooling and Servicing Agreement relating to Rule 17g-5 under the Exchange Act (“Rule 17g-5”); provided that such modification does not increase the obligations of the Trustee, the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer without such party’s consent (which consent may not be withheld unless the modification would materially adversely affect that party or materially increase that party’s obligations under the Pooling and Servicing Agreement); provided, further, that notice of such modification is provided to all parties to the Pooling and Servicing Agreement.

Notwithstanding the foregoing, no such amendment to the Pooling and Servicing Agreement contemplated by the first paragraph under this section entitled “—Amendment” will be permitted if the amendment would (i) reduce the consent or consultation rights or the right to receive information under the Pooling and Servicing Agreement of the Controlling Class Representative without the consent of the Controlling Class Representative, (ii) reduce the consultation rights or the right to receive information under the Pooling and Servicing Agreement of the Operating Advisor without the consent of the Operating Advisor, (iii) change in any manner the obligations or rights of any Sponsor under the applicable Mortgage Loan Purchase Agreement or the Pooling and Servicing Agreement without the consent of the affected Sponsor, (iv) change in any manner the obligations or rights of any underwriter or initial purchaser of Certificates without the consent of the related underwriter or initial purchaser of Certificates, or (v) adversely affect any Serviced Companion Loan Holder in its capacity as such without its consent.

The Pooling and Servicing Agreement may also be amended by the parties to the Pooling and Servicing Agreement with the consent of the holders of Certificates evidencing not less than [66⅔]% of the aggregate Percentage Interests of each Class affected by the amendment for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the holders of the Certificates, except that the amendment may not (1) reduce in any manner the amount of, or delay the timing of, payments received on the Serviced Loans which are required to be distributed on a Certificate of any Class without the consent of the holder of that Certificate, or that are required to be distributed to a Serviced Companion Loan Holder without its consent, (2) reduce the percentage of Certificates of any Class the holders of which are required to consent to the amendment without the consent of the holders of all Certificates of that Class then outstanding, (3) change in any manner the obligations or rights of any Sponsor under the applicable Mortgage Loan Purchase Agreement or the Pooling and Servicing Agreement without the consent of the related Sponsor, (4) change the definition of “Servicing Standard” without either (a) the consent of [100]% of the Certificateholders or (b) a Rating Agency Confirmation, (5) without the consent of [100]% of the Certificateholders of the Class or Classes of Certificates adversely affected thereby, change (a) the percentages of Voting Rights of Certificateholders which are required to consent to any action or inaction under the Pooling and Servicing Agreement, (b) the right of the Certificateholders to remove the Special Servicer or (c) the right of the Certificateholders to terminate the Operating Advisor, (6) adversely affect the Controlling Class Representative without the consent of [100]% of the Controlling Class Certificateholders, (7) change in any manner the obligations or rights of any underwriter without the consent of the affected underwriter, or (8) adversely affect any Serviced Companion Loan Holder in its capacity as such without its consent.

Notwithstanding the foregoing, the Pooling and Servicing Agreement may not be amended without the Master Servicer, the Special Servicer, the Trustee, the Custodian (if the Trustee is then acting as Custodian) and/or the Certificate Administrator (in each case, only if requested by such party) having first received an opinion of counsel, at the expense of the person requesting the amendment (or, if the amendment is required by any Rating Agency to maintain the rating issued by it or requested by the Trustee or the Certificate Administrator for any purpose described in clause (a) or clause (b) of the first paragraph of this section entitled “—Amendment”, then at the expense of the Issuing Entity), to the effect that the amendment will not result in the imposition of a tax on any portion of the Issuing Entity (other than a tax at the highest marginal corporate tax rate on net income from foreclosure property pursuant to Code Section 860G(c)) or cause either Trust REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust for federal income tax purposes. The party requesting an amendment to the Pooling and Servicing Agreement will be required to give each Rating Agency prior written notice of such amendment.

Certain amendments to the Pooling and Servicing Agreement may require the delivery of certain opinions of counsel at the expense of the Issuing Entity. In addition, prior to the execution of any amendment to the Pooling and Servicing Agreement, the Trustee, the Custodian (if the Trustee is then acting as Custodian), the Certificate Administrator, the Special Servicer and the Master Servicer may request and will be entitled to rely conclusively upon an opinion of counsel, at the expense of the party requesting such amendment (or, if such amendment is required by any Rating Agency to maintain the rating issued by it or requested by the Trustee or the Certificate Administrator for any purpose described in clause (a), (b), (c) or (e) (which does not modify or otherwise relate solely to the obligations, duties or rights of the Trustee or the Certificate Administrator, as applicable) of the first paragraph of this section entitled “—Amendment”, then at the expense of the Issuing Entity) stating that the execution of such amendment is authorized or permitted by the Pooling and Servicing Agreement, and that all conditions precedent to such amendment are satisfied.

Realization Upon Mortgage Loans

Specially Serviced Loans; Appraisals

Promptly upon the occurrence of an Appraisal Reduction Event with respect to a Serviced Loan, the Special Servicer will be required to use reasonable efforts to obtain an appraisal of the Mortgaged Property or REO Property, as the case may be, from an Appraiser in accordance with MAI standards (an “Updated Appraisal”). However, the Special Servicer will not be required to obtain an Updated Appraisal of any Mortgaged Property with respect to which there exists an appraisal from an Appraiser in accordance with MAI standards which is less than nine months old, unless the Special Servicer determines that such previously obtained Appraisal is materially inaccurate. The cost of any Updated Appraisal will be advanced by, and reimbursable to, the Master Servicer as a Property Advance or will be an expense of the Issuing Entity and paid out of the Collection Account if determined to be a Nonrecoverable Advance to the extent provided in the Pooling and Servicing Agreement.

Standards for Conduct Generally in Effecting Foreclosure or the Sale of Defaulted Loans

In connection with any foreclosure, enforcement of the related Mortgage Loan documents, or other acquisition, the cost and expenses of any such proceeding will be a Property Advance or an expense of the Issuing Entity and paid out of the Collection Account if determined to be a Nonrecoverable Advance.

If the Special Servicer elects to proceed with a non-judicial foreclosure in accordance with the laws of the state where the Mortgaged Property is located, the Special Servicer will not be required to pursue a deficiency judgment against the related borrower, if available, or any other liable party if the laws of the state do not permit such a deficiency judgment after a non-judicial foreclosure or if the Special Servicer determines, in accordance with the Servicing Standard, that the likely recovery if a deficiency judgment is obtained will not be sufficient to warrant the cost, time, expense and/or exposure of pursuing the deficiency judgment and such determination is evidenced by an officers’ certificate delivered to the Trustee, the Certificate Administrator, any related Outside Controlling Note Holder and (prior to the occurrence and continuance of a Consultation Termination Event) the Controlling Class Representative.

Notwithstanding anything in this prospectus to the contrary, the Pooling and Servicing Agreement will provide that the Special Servicer will not, on behalf of the Issuing Entity or a related Serviced Companion Loan Holder, obtain title to a Mortgaged Property as a result of foreclosure or by deed-in-lieu of foreclosure or otherwise, and will not otherwise acquire possession of, or take any other action with respect to, any Mortgaged Property if, as a result of any such action, the Trustee, the Certificate Administrator, the Issuing Entity or the holders of Certificates or a related Serviced Companion Loan Holder would be considered to hold title to, to be a “mortgagee-in-possession” of, or to be an “owner” or “operator” of, such Mortgaged Property within the meaning of the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any comparable law, unless the Special Servicer has previously determined, based on an updated environmental assessment report prepared by an independent person who regularly conducts environmental audits, that: (i) such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Issuing Entity and, if applicable, a related Serviced Companion Loan Holder (as a collective whole) to take such actions as are necessary to bring such Mortgaged Property in compliance with applicable environmental laws and (ii) there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant it would be in the best economic interest of the Issuing Entity and any related Serviced Companion Loan Holder (as a collective whole as if the Issuing Entity and, if applicable, such Serviced Companion Loan Holder(s) constituted a single lender (and, with respect to a Serviced AB Loan Combination, taking into account the subordinate nature of the related Subordinate Companion Loan)) to take such actions with respect to the affected Mortgaged Property as could be required by such law or regulation. If appropriate, the Special Servicer may establish a single member limited liability company with the Issuing Entity and, if applicable, a related Serviced Companion Loan Holder, as the sole owner to hold title to the Mortgaged Property.

In the event that title to any Mortgaged Property is acquired in foreclosure or by deed-in-lieu of foreclosure, the deed or certificate of sale is required to be issued to the Trustee, to a co-Trustee or to its nominee or a separate Trustee or co-Trustee on behalf of the Trustee, on behalf of holders of Certificates and, if applicable, the related Serviced Companion Loan Holder. Notwithstanding any such acquisition of title and cancellation of the related Serviced Loan, the related Serviced Mortgage Loan will generally be considered to be an REO Mortgage Loan held in the Issuing Entity until such time as the related REO Property is sold by the Issuing Entity.

If title to any Mortgaged Property is acquired by the Issuing Entity (directly or through a single member limited liability company established for that purpose), the Special Servicer will be required to sell the Mortgaged Property prior to the close of the third calendar year beginning after the year of acquisition, unless (1) the IRS grants (or does not deny) an extension of time to sell the property or (2) the Special Servicer, the Certificate Administrator and the Trustee receive an opinion of independent counsel to the effect that the holding of the property by the Lower-Tier REMIC longer than the above-referenced three year period will not result in the imposition of a tax on either Trust REMIC or cause either Trust REMIC to fail to qualify as a REMIC under the Code for federal income tax purposes at any time that any Certificate is outstanding. Subject to the foregoing and any other tax-related limitations, pursuant to the Pooling and Servicing Agreement, the Special Servicer will generally be required to attempt to sell any Mortgaged Property so acquired in accordance with the Servicing Standard. The Special Servicer will also be required to ensure that any Mortgaged Property acquired by the Issuing Entity is administered so that it constitutes “foreclosure property” within the meaning of Code Section 860G(a)(8) at all times, and that the sale of the property does not result in the receipt by the Issuing Entity of any income from nonpermitted assets as described in Code Section 860F(a)(2)(B). If the Lower-Tier REMIC acquires title to any Mortgaged Property, the Special Servicer, on behalf of the Lower-Tier REMIC, will retain, at the expense of the Issuing Entity, an independent contractor to manage and operate the property. The independent contractor generally will be permitted to perform construction (including renovation) on a foreclosed property only if the construction was at least [10]% completed at the time default on the related Mortgage Loan became imminent. The retention of an independent contractor, however, will not relieve the Special Servicer of its obligation to manage the Mortgaged Property as required under the Pooling and Servicing Agreement.

Generally, neither Trust REMIC will be taxable on income received with respect to a Mortgaged Property acquired by the Issuing Entity to the extent that it constitutes “rents from real property,” within the meaning of Code Section 856(c)(3)(A) and Treasury regulations under the Code. Rents from real property include fixed rents and rents based on the gross receipts or sales of a tenant but do not include the portion of any rental based on the net income or profit of any tenant or sub-tenant. No determination has been made whether rent on any of the Mortgaged Properties meets this requirement. Rents from real property include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not the charges are separately stated. Services furnished to the tenants of a particular building will be considered as customary if, in the geographic market in which the building is located, tenants in buildings which are of similar class are customarily provided with the service. No determination has been made whether the services furnished to the tenants of the Mortgaged Properties are “customary” within the meaning of applicable regulations. It is therefore possible that a portion of the rental income with respect to a Mortgaged Property owned by the Issuing Entity would not constitute rents from real property, or that none of such income would qualify if a separate charge is not stated for such non-customary services or they are not performed by an independent contractor. Rents from real property also do not include income from the operation of a trade or business on the Mortgaged Property, such as a hospitality property or rental income attributable to personal property leased in connection with a lease of real property if the rent attributable to personal property exceeds [15]% of the total net rent for the taxable year. Any of the foregoing types of income may instead constitute “net income from foreclosure property,” which would be taxable to the Lower-Tier REMIC, at the highest marginal federal corporate rate and may also be subject to state or local taxes. The Pooling and Servicing Agreement provides that the Special Servicer will be permitted to cause the Lower-Tier REMIC to earn “net income from foreclosure property” that is subject to tax if it determines that the net after-tax benefit to Certificateholders and any related Companion Loan Holders, as a collective whole, could reasonably be expected to be greater than another method of operating or net leasing the Mortgaged Property. Because these sources of income, if they exist, are already in place with respect to the Mortgaged Properties, it is generally viewed as beneficial to Certificateholders to permit the Issuing Entity to continue to earn them if it acquires a Mortgaged Property, even at the cost of this tax. These taxes would be chargeable against the related income for purposes of determining the proceeds available for distribution to holders of Certificates. See “Material Federal Income Tax Consequences—Taxes That May Be Imposed on a REMIC—Prohibited Transactions”.

To the extent that Liquidation Proceeds collected with respect to any Mortgage Loan are less than the sum of (1) the outstanding principal balance of the Mortgage Loan, (2) interest accrued on the Mortgage Loan and (3) the aggregate amount of outstanding reimbursable expenses (including any (i) unpaid servicing compensation, (ii) unreimbursed Property Advances, (iii) accrued and unpaid interest on all Advances and (iv) additional expenses of the Issuing Entity) incurred with respect to the Mortgage Loan, the Issuing Entity will realize a loss in the amount of the shortfall. The Trustee, the Certificate Administrator, the Master Servicer and/or the Special Servicer will be entitled to reimbursement out of the Liquidation Proceeds recovered on any Mortgage Loan or Serviced Loan Combination, prior to the distribution of those Liquidation Proceeds to Certificateholders or Serviced Companion Loan Holders, of any and all amounts that represent unpaid servicing compensation in respect of the related Mortgage Loan or Serviced Loan Combination, certain unreimbursed expenses incurred with respect to the Mortgage Loan or Serviced Loan Combination and any unreimbursed Advances (including interest on Advances) made with respect to the Mortgage Loan or Serviced Loan Combination. In addition, amounts otherwise distributable on the Certificates will be further reduced by interest payable to the Master Servicer, the Special Servicer or Trustee on these Advances.

Sale of Defaulted Mortgage Loans and REO Properties

Promptly upon a Serviced Loan becoming a Defaulted Mortgage Loan and if the Special Servicer determines in accordance with the Servicing Standard that it would be in the best interests of the Certificateholders and, in the case of a Serviced Pari Passu Loan Combination, any related Serviced Pari Passu Companion Loan Holder (as a collective whole as if such Certificateholders and, in the case of a Serviced Pari Passu Loan Combination, any related Serviced Pari Passu Companion Loan Holder, constituted a single lender) to attempt to sell such Serviced Loan, the Special Servicer will be required to use reasonable efforts to solicit offers for the Defaulted Mortgage Loan on behalf of the Certificateholders and, if applicable, any related Serviced Pari Passu Companion Loan Holder in such manner as will be reasonably likely to realize a fair price. The Special Servicer will generally be required to accept the first (and, if multiple offers are contemporaneously received, the highest) cash offer received from any person that constitutes a fair price for the Defaulted Mortgage Loan. The Special Servicer is required to notify, among others, the Controlling Class Representative (prior to the occurrence and continuance of a Consultation Termination Event), any related Outside Controlling Note Holder and the Operating Advisor (after the occurrence and during the continuance of a Control Termination Event) of any inquiries or offers received regarding the sale of any Defaulted Mortgage Loan.

The Special Servicer will be required to determine whether any cash offer constitutes a fair price for any Defaulted Mortgage Loan if the highest offeror is a person other than an Interested Person. In determining whether any offer from a person other than an Interested Person constitutes a fair price for any Defaulted Mortgage Loan, the Special Servicer will be required to take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to the Pooling and Servicing Agreement within the prior nine months), and in determining whether any offer from an Interested Person constitutes a fair price for any Defaulted Mortgage Loan, any Appraiser will be instructed to take into account, as applicable, among other factors, the period and amount of any delinquency on the affected Mortgage Loan, the occupancy level and physical condition of the related Mortgaged Property and the state of the local economy.

If the highest offeror is an Interested Person (provided that the Trustee may not be an offeror), then the Trustee will be required to determine whether the cash offer constitutes a fair price. However, no offer from an Interested Person will constitute a fair price unless (i) it is the highest offer received and (ii) at least two other offers are received from independent third parties. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Mortgage Loan, the Trustee will be supplied with and will be required to rely on the most recent appraisal or updated appraisal conducted in accordance with the Pooling and Servicing Agreement within the preceding nine month period or, in the absence of any such appraisal, on a new appraisal. Except as provided in the following paragraph, the cost of any appraisal will be covered by, and will be reimbursable as, a Property Advance.

Notwithstanding anything contained in the preceding paragraph to the contrary, if the Trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the Trustee may (at its option and at the expense of the Interested Person) designate an independent third party expert in real estate or commercial Mortgage Loan matters with at least five years’ experience in valuing or investing in loans similar to the subject Serviced Loan that has been selected with reasonable care by the Trustee to determine if such cash offer constitutes a fair price for such Serviced Loan. If the Trustee designates such a third party to make such determination, the Trustee will be entitled to rely conclusively upon such third party’s determination. The reasonable costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party pursuant to this paragraph will be covered by, and will be reimbursable by the Interested Person; provided, that the Trustee will not engage a third party expert whose fees exceed a commercially reasonable amount as determined by the Trustee.

The Repurchase Price will be deemed a fair price in all events.

With respect to any Serviced Pari Passu Loan Combination (other than any such Loan Combination that is a Serviced Outside Controlled Loan Combination), pursuant to the terms of the related Co-Lender Agreement, if such Serviced Pari Passu Loan Combination becomes a Defaulted Mortgage Loan, and if the Special Servicer determines to sell the related Serviced Mortgage Loan in accordance with the discussion in this “—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties” section, then the Special Servicer will be required to sell each related Serviced Pari Passu Companion Loan together with such Serviced Mortgage Loan as a single whole loan in accordance with the terms of the Pooling and Servicing Agreement, and subject to any rights of the related Directing Holder and/or the holder of any related Serviced Pari Passu Companion Loan under the Pooling and Servicing Agreement or under the related Co-Lender Agreement. Notwithstanding the foregoing, the Special Servicer will not be permitted to sell any such Serviced Pari Passu Loan Combination if it becomes a Defaulted Mortgage Loan without the written consent of each related Serviced Pari Passu Companion Loan Holder (provided that such consent is not required if the consenting party is the borrower or an affiliate of the borrower) unless the Special Servicer has delivered to such related Serviced Pari Passu Companion Loan Holder: (a) at least 15 business days’ prior written notice of any decision to attempt to sell such Loan Combination; (b) at least ten days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the Special Servicer in connection with any such proposed sale; (c) at least ten days prior to the proposed sale date, a copy of the most recent appraisal for the subject Serviced Pari Passu Loan Combination, and any documents in the servicing file reasonably requested by such related Serviced Pari Passu Companion Loan Holder that are material to the price of the subject Serviced Pari Passu Loan Combination; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the Master Servicer or the Special Servicer in connection with the proposed sale; provided, that a related Serviced Pari Passu Companion Loan Holder may waive as to itself any of the delivery or timing requirements set forth in this sentence. The Controlling Class Representative and each related Serviced Pari Passu Companion Loan Holder will be permitted to submit an offer at any sale of the subject Serviced Pari Passu Loan Combination unless such person is the borrower or an agent or affiliate of the borrower. See “Description of the Mortgage Pool—The Loan Combinations” above in this prospectus.

With respect to any Serviced Pari Passu Loan Combination that is a Serviced Outside Controlled Loan Combination, pursuant to the terms of the related Co-Lender Agreement, if such Serviced Pari Passu Loan Combination becomes a Defaulted Mortgage Loan, and if the Special Servicer determines to sell the related Serviced Mortgage Loan in accordance with the discussion in this “—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties” section, then the Special Servicer will be required to sell the related Serviced Pari Passu Companion Loan together with such Serviced Mortgage Loan as a single whole loan in accordance with the terms of the Pooling and Servicing Agreement, and subject to any rights of the related Directing Holder, the Controlling Class Representative and/or the holder of any related non-controlling Serviced Pari Passu Companion Loan under the Pooling and Servicing Agreement or under the related Co-Lender Agreement. Notwithstanding the foregoing, the Special Servicer will not be permitted to sell any such Serviced Pari Passu Loan Combination if it becomes a Defaulted Mortgage Loan without the written consent of the Controlling Class Representative (unless a Consultation Termination Event exists), the related Outside Controlling Note Holder and the holder of each related non-controlling Serviced Pari Passu Companion Loan (provided that such consent is not required if the consenting party is the borrower or an affiliate of the borrower) unless the Special Servicer has delivered to the Controlling Class Representative, the related Outside Controlling Note Holder and the holder of each related non-controlling Serviced Pari Passu Companion Loan: (a) at least 15 business days’ prior written notice of any decision to attempt to sell such Serviced Pari Passu Loan Combination; (b) at least ten days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the Special Servicer in connection with any such proposed sale; (c) at least ten days prior to the proposed sale date, a copy of the most recent appraisal for the subject Serviced Pari Passu Loan Combination, and any documents in the servicing file reasonably requested by the Controlling Class Representative and the related Outside Controlling Note Holder that are material to the price of the subject Serviced Pari Passu Loan Combination; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Controlling Class Representative) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the Master Servicer or the Special Servicer in connection with the proposed sale; provided, that the Controlling Class Representative, the related Outside Controlling Note Holder and the holder of each related non-controlling Serviced Pari Passu Companion Loan may each waive as to itself any of the delivery or timing requirements set forth in this sentence.  The Controlling Class Representative, the related Outside Controlling Note Holder and the holder of each related non-controlling Serviced Pari Passu Companion Loan will be permitted to submit an offer at any sale of the subject Serviced Pari Passu Loan Combination unless such person is the borrower or an agent or affiliate of the borrower.  See “Description of the Mortgage Pool—The Loan Combinations” above in this prospectus.

With respect to any Serviced AB Loan Combination, pursuant to the terms of the Pooling and Servicing Agreement, if the related Serviced Mortgage Loan [including the Trust Subordinate Companion Loan] becomes a Defaulted Mortgage Loan, and if the Special Servicer determines to sell such Serviced Mortgage Loan in accordance with the discussion in this “—Realization Upon Mortgage Loans—Sale of Defaulted Mortgage Loans and REO Properties” section, then the Special Servicer will be permitted to sell the related Serviced Subordinate Companion Loan together with such Serviced Mortgage Loan and any related Serviced Pari Passu Companion Loan as a single whole loan, provided that the Special Servicer has received prior written consent from the holder of such Subordinate Companion Loan.

If an Outside Serviced Mortgage Loan becomes the equivalent of a Defaulted Mortgage Loan and the Outside Special Servicer elects to sell any promissory note evidencing a portion of the related Outside Serviced Loan Combination, the Outside Special Servicer will be required to sell such Outside Serviced Mortgage Loan, together with the related Companion Loan(s), as a single whole loan, pursuant to the Outside Servicing Agreement. See “Description of the Mortgage Pool—The Loan Combinations—Servicing of the Outside Serviced Loan Combination—Sale of Defaulted Loan”.

The Special Servicer is required to use reasonable efforts to solicit offers for each REO Property related to a Serviced Mortgage Loan on behalf of the Certificateholders and any related Serviced Companion Loan Holder, if applicable, and to sell each such REO Property in the same manner as with respect to a Defaulted Mortgage Loan.

Notwithstanding any of the foregoing paragraphs, the Special Servicer will not be required to accept the highest cash offer for a Defaulted Mortgage Loan if the Special Servicer determines (in consultation with the Controlling Class Representative (unless a Consultation Termination Event exists or a Serviced Outside Controlled Loan Combination is involved or an Excluded Mortgage Loan is involved), the Operating Advisor (if an Operating Advisor Consultation Trigger Event exists) and any related Outside Controlling Note Holder (if a Serviced Outside Controlled Loan Combination is involved)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders and, in the case of a sale of a Serviced Pari Passu Loan Combination, the related Serviced Pari Passu Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, any related Serviced Pari Passu Companion Loan Holder(s) constituted a single lender), and the Special Servicer may accept a lower cash offer (from any person other than itself or an affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Certificateholders and, in the case of a Serviced Pari Passu Loan Combination, any related Serviced Pari Passu Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, any related Serviced Pari Passu Companion Loan Holder(s) constituted a single lender).

Notwithstanding any of the foregoing paragraphs, the Special Servicer will not be required to accept the highest cash offer for an REO Property if the Special Servicer determines (in consultation with the related Directing Holder (unless, if the Controlling Class Representative is the related Directing Holder, a Consultation Termination Event exists)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders and, in the case of a sale of an REO Property related to a Serviced Loan Combination, the related Serviced Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, any related Serviced Companion Loan Holder(s) constituted a single lender (and, in the case of a Serviced AB Loan Combination, taking into account the subordinate nature of the related Serviced Subordinate Companion Loan)), and the Special Servicer may accept a lower cash offer (from any person other than itself or an affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Certificateholders and, in the case of an REO Property related to a Serviced Loan Combination, any related Serviced Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, any related Serviced Companion Loan Holder(s) constituted a single lender (and, in the case of a Serviced AB Loan Combination, taking into account the subordinate nature of the related Serviced Subordinate Companion Loan)).

An “Interested Person” is the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, the Trustee, the Asset Representations Reviewer, the Controlling Class Representative, any Sponsor, any borrower, any holder of a related mezzanine loan, any manager of a Mortgaged Property, any independent contractor engaged by the Special Servicer or any affiliate of any of the preceding entities, and, with respect to a Defaulted Mortgage Loan that constitutes a Serviced Loan Combination, the Depositor, the Master Servicer, the Special Servicer (or any independent contractor engaged by such Special Servicer), or the Trustee for the securitization of the related Serviced Companion Loan, the related Serviced Companion Loan Holder or its representative, any holder of a related mezzanine loan, or any known affiliate of any such party described above.

Modifications, Waivers and Amendments

The Pooling and Servicing Agreement will permit (a) with respect to any Serviced Loan that is a non-Specially Serviced Loan, the Master Servicer (subject to the Special Servicer’s consent except as provided below), or (b) with respect to any Specially Serviced Loan, the Special Servicer, in each case subject to the consultation rights of the Operating Advisor and the consent and/or consultation rights of the related Directing Holder (if any) and, to the extent required in accordance with the related Co-Lender Agreement, any related Serviced Companion Loan Holder or its representative, to modify, waive or amend any term of any Serviced Loan if such modification, waiver or amendment (i) is consistent with the Servicing Standard and (ii) would not constitute a “significant modification” of such Serviced Loan pursuant to Treasury Regulations Section 1.860G-2(b) and would not otherwise (A) cause either Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust or (B) result in the imposition of a tax upon either Trust REMIC or the Issuing Entity (including but not limited to the tax on “prohibited transactions” as defined in Code Section 860F(a)(2) and the tax on contributions to a REMIC set forth in Code Section 860G(d), but not including the tax on “net income from foreclosure property” under Code Section 860G(c)).

In connection with (i) the release of a Mortgaged Property or any portion of a Mortgaged Property from the lien of the related Mortgage, or (ii) the taking of a Mortgaged Property or any portion of a Mortgaged Property by exercise of the power of eminent domain or condemnation, if the related Serviced Mortgage Loan documents require the Master Servicer or the Special Servicer, as applicable, to calculate (or require the related borrower to provide such calculation to the Master Servicer or the Special Servicer, as applicable) the loan-to-value ratio of the remaining Mortgaged Property or Mortgaged Properties or the fair market value of the real property constituting the remaining Mortgaged Property or Mortgaged Properties, for purposes of REMIC qualification of the related Serviced Mortgage Loan, then, unless then permitted by the REMIC provisions of the Code, such calculation shall exclude the value of personal property and going concern value, if any.

No modification, waiver or amendment of any Co-Lender Agreement related to a Serviced Loan or an action to enforce rights with respect thereto, in each case, in a manner that materially and adversely affects the rights, duties and obligations of the Special Servicer will be permitted without the prior written consent of the Special Servicer.

The consent of the Special Servicer is required to any modification, waiver or amendment with regard to any Serviced Loan that is not a Specially Serviced Loan (other than certain non-material modifications, waivers or amendments), and the Special Servicer will also be required to obtain the consent of the related Directing Holder to the extent described below under “—Directing Holder”. The Special Servicer is also required to obtain the consent of the related Directing Holder in connection with any modification, waiver or amendment with regard to any Specially Serviced Loan to the extent described below under “—Directing Holder”.

When the Special Servicer’s consent is required, the Master Servicer shall promptly provide the Special Servicer with written notice of any request for modification, waiver or amendment accompanied by the Master Servicer’s written recommendation and analysis and any and all information in the Master Servicer’s possession or reasonably available to it that the Special Servicer or the related Directing Holder may reasonably request to grant or withhold such consent. When the Special Servicer’s consent is required under the Pooling and Servicing Agreement, such consent will be deemed given if the Special Servicer does not respond to a request for consent within the time periods set forth in the Pooling and Servicing Agreement. With respect to all applicable Specially Serviced Loan(s) and non-Specially Serviced Loan(s), the Special Servicer will be required to obtain, prior to consenting to such a proposed action of the Master Servicer that constitutes a Major Decision, and prior to itself taking any such action that constitutes a Major Decision, the written consent of the related Controlling Note Holder (to the extent set forth in the related Co-Lender Agreement if a Serviced Outside Controlled Loan Combination is involved) or the Controlling Class Representative (if any other Serviced Loan(s) are involved and a Control Termination Event does not exist), as applicable, which consent will be deemed given if such related Directing Holder does not respond to a request for consent within the time periods set forth in the Pooling and Servicing Agreement.

With respect to all non-Specially Serviced Loans, and subject to the rights of the Special Servicer and the related Directing Holder (as described below under “—Directing Holder”), the Master Servicer, without the consent of the Special Servicer, will be responsible to determine whether to consent to or approve any request by a borrower with respect to:

(A)       approving routine leasing activity with respect to any lease for less than the lesser of (i) 30,000 square feet and (ii) [30]% of the net rentable area of the related Mortgaged Property;

(B)       approving any waiver affecting the timing of receipt of financial statements from any borrower; provided that such financial statements are delivered no less often than quarterly and within 60 days after the end of the calendar quarter;

(C)       approving annual budgets for the related Mortgaged Property; provided that no such budget (i) provides for the payment of operating expenses in an amount equal to more than [110]% of the amounts budgeted therefor for the prior year or (ii) provides for the payment of any material expenses to any affiliate of the borrower (other than the payment of a management fee to any property manager if such management fee is no more than the management fee in effect on the Cut-off Date);

(D)       subject to other restrictions in this prospectus regarding principal prepayments, waiving any provision of a Serviced Loan requiring a specified number of days’ notice prior to a principal prepayment;

(E)       approving non-material modifications, consents or waivers (other than modifications, consents or waivers specifically prohibited under this “—Realization Upon Mortgage Loans—Modifications, Waivers and Amendments” section) in connection with a defeasance permitted by the terms of the Pooling and Servicing Agreement, and subject to certain conditions, including in certain cases, delivery of an opinion of counsel (which opinion of counsel will be an expense of the borrower) to the effect that such modification, waiver or consent would not cause any Trust REMIC to fail to qualify as a REMIC under the Code or result in a “prohibited transaction” under the REMIC provisions of the Code or cause the Grantor Trust to fail to qualify as a grantor trust for federal income tax purposes;

(F)       approving consents with respect to non-material rights-of-way and non-material easements and consent to subordination of the related Serviced Mortgage Loan or Serviced Loan Combination to such non-material rights-of-way or easements; provided, that the Master Servicer has determined in accordance with the Servicing Standard that such right-of-way or easement does not materially interfere with the then-current use of the related Mortgaged Property or the security intended to be provided by the related Mortgage and will not have a material adverse effect on the value of such Mortgaged Property;

(G)       granting waivers of minor covenant defaults (other than financial covenants);

(H)       as permitted under the Serviced Loan documents, payment from any escrow or reserve, except releases of any escrows, reserve accounts or letters of credit held as performance escrows or reserves unless required pursuant to the specific terms of the related Serviced Loan and for which there is no material lender discretion;

(I)        approving a change of the property manager at the request of the related borrower so long as (i) the successor property manager is not affiliated with the borrower and is a nationally or regionally recognized manager of similar properties, and (ii) the subject Serviced Mortgage Loan does not have an outstanding principal balance in excess of the lesser of $[5,000,000] or [2]% of the then aggregate principal balance of the Mortgage Loans;

(J)       subject to the satisfaction of any conditions precedent set forth in the related Serviced Loan documents, approving disbursements of any holdback amounts in accordance with the related Mortgage Loan documents with respect to certain Serviced Loans other than those Serviced Loans identified in the Pooling and Servicing Agreement; and

(K)       any non-material modifications, waivers or amendments not provided for in clauses (A) through (J) above, which are necessary to cure any ambiguities or to correct scrivener’s errors in the terms of the related Serviced Loan.

In no event, however, will the Special Servicer be permitted to (i) extend the maturity date of a Serviced Loan beyond a date that is three years prior to the Rated Final Distribution Date, or (ii) if the Serviced Loan is secured by a ground lease, extend the maturity date of such Serviced Loan beyond a date which is 20 years or, to the extent consistent with the Servicing Standard, giving due consideration to the remaining term of the ground lease, ten years, prior to the end of the current term of the ground lease, plus any options to extend exercisable unilaterally by the borrower.

Any modification, waiver or amendment with respect to a Serviced Loan Combination may be subject to the consent and/or consultation rights of the related Serviced Companion Loan Holder as described under “Description of the Mortgage Pool—The Loan Combinations”.

The Master Servicer or the Special Servicer, as applicable, is required to notify the Trustee, the Certificate Administrator, the Depositor, any related Serviced Companion Loan Holder, any related Outside Controlling Note Holder, the Controlling Class Representative (prior to the occurrence and continuance of a Consultation Termination Event), the Operating Advisor and the 17g-5 information provider, in writing, of any modification, waiver or amendment of any term of any Serviced Loan and the date of the modification and deliver a copy to the Trustee, any related Serviced Companion Loan Holder, any related Outside Controlling Note Holder, the Controlling Class Representative (prior to the occurrence and continuance of a Consultation Termination Event) and the Operating Advisor, and the original to the Certificate Administrator or other custodian under the Pooling and Servicing Agreement (the “Custodian”) of the recorded agreement relating to such modification, waiver or amendment within 15 business days following the execution and recordation of the modification, waiver or amendment.

Any Modification Fees paid by any borrower to the Master Servicer or the Special Servicer with respect to a modification, consent, extension, waiver or amendment of any term of a Serviced Loan (in the case of a Serviced Loan Combination, if applicable, subject to any related Co-Lender Agreement) will be applied as described under “The Pooling and Servicing Agreement—Application of Penalty Charges and Modification Fees”.

With respect to an Outside Serviced Mortgage Loan, any modifications, waivers and amendments will be effected by the Outside Special Servicer or the Outside Servicer, as applicable, in accordance with the terms of the related Outside Servicing Agreement and the related Co-Lender Agreement. See “Description of the Mortgage Pool—The Loan Combinations” and “—Servicing of the Outside Serviced Mortgage Loans” in this prospectus. Any consent and/or consultation rights entitled to be exercised by the holder of such Outside Serviced Mortgage Loan with respect to modifications, waivers and amendments or certain other major decisions under the Outside Servicing Agreement, will be exercised by the Controlling Class Representative or, following a Control Termination Event (in the case of consent rights) or a Consultation Termination Event (in the case of consultation rights) or if such Outside Serviced Mortgage Loan is an Excluded Mortgage Loan, by the Special Servicer; provided that, after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, any such consultation rights will be exercised by the Special Servicer or the Controlling Class Representative, as applicable, jointly with the Operating Advisor (but, in the case of the Operating Advisor, only with respect to matters similar to Major Decisions).

Directing Holder

General

The related Directing Holder (unless, if the Controlling Class Representative is the related Directing Holder, a Control Termination Event has occurred and is continuing or the subject Mortgage Loan is an Excluded Mortgage Loan) will be entitled to advise (1) the Special Servicer, with respect to the applicable Serviced Loan(s) that are Specially Serviced Loan(s) and (2) the Special Servicer, with respect to the applicable Serviced Loan(s) that are not Specially Serviced Loan(s), as to all Major Decisions, in each case as described below.

Except as otherwise described in the succeeding paragraphs, (a) the Master Servicer will not be permitted to take any of the following actions unless the Master Servicer and the Special Servicer mutually agree that the Master Servicer will take such action, subject to the consent of the Special Servicer, and (b) the Special Servicer will not be permitted (if the Controlling Class Representative is the related Directing Holder, for so long as no Control Termination Event exists) to take or to consent to the Master Servicer’s taking, any of the following actions as to which the related Directing Holder has objected in writing within 10 business days (or in the case of a determination of an Acceptable Insurance Default, 20 days) after receipt of the related Major Decision Reporting Package from the Special Servicer (provided that (i) if such written objection has not been received by the Special Servicer within the 10-business day or, if applicable, 20-day period, the related Directing Holder will be deemed to have approved such action and (ii) the consent of the Controlling Class Representative will not be required in connection with a Major Decision with respect to an Excluded Mortgage Loan) (each of the following, a “Major Decision”) [MAJOR DECISIONS MAY BE MODIFIED]:

(A)       any proposed or actual foreclosure upon or comparable conversion (which may include acquisitions of an REO Property) of the ownership of properties securing such of the Serviced Loans as come into and continue in default;

(B)       any modification, consent to a modification or waiver of any monetary term (other than Penalty Charges which the Master Servicer or the Special Servicer, as applicable, is permitted to waive pursuant to the Pooling and Servicing Agreement) or material non-monetary term (including, without limitation, a modification with respect to the timing of payments and acceptance of discounted payoffs but excluding waiver of Penalty Charges) of a Serviced Loan or any extension of the maturity date or Anticipated Repayment Date, as applicable, of such Serviced Loan;

(C)       any sale of a Serviced Mortgage Loan that is a Defaulted Mortgage Loan (and any related Serviced Pari Passu Companion Loan) or an REO Property (other than in connection with (i) the termination of the Issuing Entity as described under “The Pooling and Servicing Agreement—Optional Termination; Optional Mortgage Loan Purchase” and (ii) the repurchase of, or substitution for, any Mortgage Loan by the applicable Sponsor for a Material Defect as described under “The Mortgage Loan Purchase Agreements—Cures, Repurchases and Substitutions”) for less than the applicable Repurchase Price;

(D)       any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address hazardous material located at an REO Property;

(E)       any release of collateral or any acceptance of substitute or additional collateral for a Serviced Loan or any consent to either of the foregoing, other than immaterial condemnation actions and other similar takings, or if otherwise required pursuant to the specific terms of the related Serviced Loan and for which there is no lender discretion;

(F)       any waiver of a “due-on-sale” or “due-on-encumbrance” clause with respect to a Mortgage Loan or, if lender consent is required, any consent to such a waiver or consent to a transfer of the Mortgaged Property or interests in the borrower or consent to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement or related to an immaterial easement, right of way or similar agreement;

(G)       any property management company changes (with respect to a Mortgage Loan with a Stated Principal Balance greater than $[5] million) or franchise changes, in each case to the extent the lender is required to consent or approve under the related Serviced Loan documents;

(H)       releases of any escrow accounts, reserve accounts or letters of credit held as performance or “earn-out” escrows or reserves, other than those required pursuant to the specific terms of the related Serviced Loan and for which there is no lender discretion;

(I)        any acceptance of an assumption agreement or any other agreement permitting transfers of interests in a borrower or guarantor releasing a borrower or guarantor from liability under a Serviced Loan other than pursuant to the specific terms of such Serviced Loan and for which there is no lender discretion;

(J)        the determination of the Special Servicer pursuant to clause (b) or clause (g) of the definition of “Servicing Transfer Event”;

(K)       following a default or an event of default with respect to a Serviced Loan, any acceleration of a Serviced Loan, or initiation of judicial, bankruptcy or similar proceedings under the related Serviced Loan documents or with respect to the related borrower or Mortgaged Property;

(L)       any modification, waiver or amendment of an intercreditor agreement, Co-Lender Agreement or similar agreement with any mezzanine lender or subordinate debt holder related to a Serviced Loan, or an action to enforce rights with respect thereto;

(M)      any determination of an Acceptable Insurance Default;

(N)       any proposed modification or waiver of any material provision in the related Mortgage Loan documents governing the type, nature or amount of insurance coverage required to be obtained and maintained by the related borrower;

(O)      any approval of any casualty insurance settlements or condemnation settlements, and any determination to apply casualty proceeds or condemnation awards to the reduction of the debt rather than to the restoration of the Mortgaged Property; and

(P)       to the extent not already set forth above, solely for purposes of compliance with Regulation RR and solely with respect to the Operating Advisor’s non-binding consultation rights, (i) any material modification of, or waiver with respect to, any provision of a loan agreement (including a Mortgage), (ii) foreclosure upon or comparable conversion of the ownership of a Mortgaged Property; and (iii) any acquisition of a Mortgaged Property (provided, however, that for so long as a Control Termination Event has occurred and is continuing but a Consultation Termination Event has not occurred and is continuing, the Controlling Class Representative will, to the extent not already set forth above, have consultation rights with respect to the matters specified in this clause (P));

[ADD ANY ADDITIONAL MAJOR DECISIONS]

provided, however, that in the event that the Master Servicer or the Special Servicer determines that immediate action is necessary to protect the interests of the Certificateholders (and, with respect to any Serviced Loan Combination, the Serviced Companion Loan Holder(s)) (as a collective whole as if such Certificateholders and, if applicable, the Serviced Companion Loan Holder(s) constituted a single lender (and, with respect to a Serviced AB Loan Combination, taking into account the subordinate nature of the related Subordinate Companion Loan)), the Master Servicer or the Special Servicer, as the case may be, may take any such action without waiting for the Directing Holder’s (or, if applicable, the Special Servicer’s) response. For the avoidance of doubt, any modification, waiver, consent or amendment by the Master Servicer or the Special Servicer that is set forth above as a Major Decision will constitute a Major Decision regardless of the fact that such action is being taken in connection with a defeasance.

“Major Decision Reporting Package” means, with respect to any Major Decision, (i) a written report prepared by the Special Servicer describing in reasonable detail (1) the background and circumstances requiring action of the Special Servicer, (2) the proposed course of action recommended, and (3) information regarding any direct or indirect conflict of interest in the subject action, and (ii) all information in the Special Servicer’s possession that is reasonably requested by the party receiving such Major Decision Reporting Package in order for such party to exercise any consultation or consent rights available to such party under the Pooling and Servicing Agreement.

Notwithstanding the foregoing, if the Controlling Class Representative is the related Directing Holder, the Special Servicer is not required to obtain the consent of the Controlling Class Representative for any Major Decision following the occurrence and during the continuance of a Control Termination Event; provided, however, that the Special Servicer will be required to consult with (i) the Controlling Class Representative (after the occurrence and during the continuance of a Control Termination Event and only until the occurrence and continuance of a Consultation Termination Event), and (ii) the Operating Advisor (after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event) in connection with any Major Decision (as described under “—The Operating Advisor—Consultation Rights” below), and to consider alternative actions recommended by the Controlling Class Representative and the Operating Advisor, but, in the case of the Controlling Class Representative, only to the extent that consultation with, or consent of, the Controlling Class Representative would have been required prior to the occurrence and continuance of such Control Termination Event; provided that each such consultation is not binding on the Special Servicer. Notwithstanding the foregoing, the Controlling Class Representative will have no consent or consultation rights with respect to Major Decisions with respect to any Excluded Mortgage Loan under the Pooling and Servicing Agreement.

Furthermore, each of (x) the Controlling Class Representative (with respect to each Serviced Loan other than (i) a Serviced Outside Controlled Loan Combination and (ii) an Excluded Mortgage Loan), provided that a Control Termination Event does not exist, and (y) the related Outside Controlling Note Holder (with respect to a Serviced Outside Controlled Loan Combination) may direct the Special Servicer to take, or to refrain from taking, such other actions with respect to any Serviced Loan, as such party may reasonably deem advisable. Notwithstanding the foregoing, neither the Master Servicer nor the Special Servicer will be required to take or refrain from taking any action pursuant to instructions or objections from any such party that would cause it to violate applicable law, the related Mortgage Loan documents, any related Co-Lender Agreement or intercreditor agreement, the Pooling and Servicing Agreement, including the Servicing Standard, or the REMIC provisions of the Code.

The “Directing Holder” will be: (a) with respect to all of the Serviced Loans other than a Serviced Outside Controlled Loan Combination and any Excluded Mortgage Loan, the Controlling Class Representative; and (b) with respect to any Serviced Outside Controlled Loan Combination, the related Outside Controlling Note Holder.

The “Controlling Class Representative” is the Controlling Class Certificateholder (or other representative) selected by at least a majority of the Controlling Class Certificateholders, by Certificate Balance, as identified by notice to the Certificate Administrator by the applicable Controlling Class Certificateholders from time to time, with notice of such selection delivered to the Special Servicer, the Master Servicer, the Operating Advisor, the Asset Representations Reviewer and the Trustee; provided, however, that (i) absent that selection, or (ii) until a Controlling Class Representative is so selected or (iii) upon receipt of a notice from the Controlling Class Certificateholders that own Certificates representing more than 50% of the Certificate Balance of the Controlling Class, that a Controlling Class Representative is no longer designated, the Controlling Class Representative will be the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class, as identified to the Certificate Administrator (who will be required to notify the Master Servicer, the Special Servicer and the Operating Advisor) pursuant to the procedures set forth in the Pooling and Servicing Agreement. If, upon the occurrence of any of the events or circumstances specified in clauses (i), (ii) or (iii) above, the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class has not been identified to the Certificate Administrator (and thereby the Master Servicer and the Special Servicer), then the Master Servicer and the Special Servicer will have no obligation to obtain the consent of, or consult with, any Controlling Class Representative until notified of the identity of such largest Controlling Class Certificateholder or otherwise notified of the identity of the Controlling Class Representative as provided in the Pooling and Servicing Agreement. The initial Controlling Class Representative is expected to be [_________] or an affiliate thereof. No person may exercise any of the rights and powers of the Controlling Class Representative with respect to an Excluded Mortgage Loan.

Once a Controlling Class Representative has been selected, each of the Master Servicer, the Special Servicer, the Operating Advisor, the Depositor, the Certificate Administrator, the Asset Representations Reviewer, the Trustee and each other Certificateholder (or beneficial owner of Certificates, if applicable) will be entitled to rely on such selection unless a majority of the Certificateholders of the Controlling Class, by Certificate Balance, or such Controlling Class Representative has notified the Certificate Administrator, the Master Servicer, the Special Servicer and each other Certificateholder of the Controlling Class, in writing, of the resignation of such Controlling Class Representative or the selection of a new Controlling Class Representative. Upon receipt of written notice of, or other knowledge of, the resignation of a Controlling Class Representative, the Certificate

Administrator will be required to request the Certificateholders of the Controlling Class to select a new Controlling Class Representative. Upon receipt of notice of a change in Controlling Class Representative, the Certificate Administrator will be required to promptly forward notice thereof to each other party to the Pooling and Servicing Agreement.

A “Controlling Class Certificateholder” is each holder (or beneficial owner, if applicable) of a Certificate of the Controlling Class as determined by the Certificate Administrator from time to time.

The “Controlling Class” will be as of any time of determination the most subordinate Class of Control Eligible Certificates then outstanding that has an aggregate Certificate Balance, as notionally reduced by any Cumulative Appraisal Reduction Amount allocable to such Class, at least equal to 25% of the initial Certificate Balance of that Class; provided, however, that (except under the circumstances set forth in the following proviso) if no Class of Control Eligible Certificates meets the preceding requirement, then Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates will be the Controlling Class; provided, further, however, that if, at any time, the aggregate outstanding Certificate Balance of the Classes of Principal Balance Certificates senior to the Control Eligible Certificates has been reduced to zero (without regard to the allocation of any Cumulative Appraisal Reduction Amounts), then the Controlling Class will be the most subordinate class of Control Eligible Certificates that has an outstanding Certificate Balance greater than zero (without regard to the allocation of any Cumulative Appraisal Reduction Amounts). The Controlling Class as of the Closing Date will be the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates.

The “Control Eligible Certificates” will be any of the Class [____], Class [____], Class [____] and Class [____] Certificates.

A “Control Termination Event” will either (a) occur when none of the Classes of the Control Eligible Certificates has a Certificate Balance (as notionally reduced by any Cumulative Appraisal Reduction Amount then allocable to such Class) that is at least equal to 25% of the initial Certificate Balance of that Class of Certificates or (b) be deemed to occur as described below; provided, however, that a Control Termination Event will in no event exist at any time that the Certificate Balance of each Class of Principal Balance Certificates senior to the Control Eligible Certificates has been reduced to zero (without regard to the allocation of Cumulative Appraisal Reduction Amounts). With respect to Excluded Mortgage Loans, a Control Termination Event will be deemed to exist.

A “Consultation Termination Event” will occur when none of the Classes of the Control Eligible Certificates has a Certificate Balance, without regard to the allocation of any Cumulative Appraisal Reduction Amount, that is equal to or greater than 25% of the initial Certificate Balance of that Class of Certificates; provided, however, that a Consultation Termination Event will in no event exist at any time that the Certificate Balance of each Class of Principal Balance Certificates senior to the Control Eligible Certificates has been reduced to zero (without regard to the allocation of Cumulative Appraisal Reduction Amounts). With respect to Excluded Mortgage Loans, a Consultation Termination Event will be deemed to exist. An “Excluded Mortgage Loan” is a Mortgage Loan or Loan Combination with respect to which the Controlling Class Representative or the holder(s) of more than 50% of the Controlling Class (by Certificate Balance) is (or are) a Borrower Party.

An “Excluded Controlling Class Mortgage Loan” is a Mortgage Loan or Loan Combination with respect to which the Controlling Class Representative or any Controlling Class Certificateholder, as applicable, is a Borrower Party.

A “Borrower Party” means either (i) a borrower or mortgagor under a Mortgage Loan or Loan Combination or a manager of a related Mortgaged Property or any affiliate of any of the foregoing, or (ii) a holder or beneficial owner (or an affiliate of any holder or beneficial owner) of any Accelerated Mezzanine Loan. Solely for the purposes of the definition of “Borrower Party”, the term “affiliate” means, with respect to any specified person, (i) any other person controlling or controlled by or under common control with such specified person or (ii) any other person that owns, directly or indirectly, 25% or more of the beneficial interests in such specified person.

An “Accelerated Mezzanine Loan” means a mezzanine loan (secured by a pledge of the direct (or indirect) equity interests in a borrower under a mortgage loan or loan combination) if such mezzanine loan either (i) has been accelerated or (ii) is the subject of foreclosure proceedings against the equity collateral pledged to secure that mezzanine loan.

After the occurrence and during the continuance of a Control Termination Event, the consent rights of the Controlling Class Representative will terminate, and the Controlling Class Representative will retain consultation rights under the Pooling and Servicing Agreement with respect to certain Major Decisions and other matters with respect to the applicable Serviced Loan(s); provided, however, that the Controlling Class Representative will not be permitted to consult with respect to any Serviced AB Loan Combination while any related Subordinate Companion Loan Holder is the related Outside Controlling Note Holder.

In addition, unless a Consultation Termination Event exists, the Controlling Class Representative, except with respect to any Loan Combination that includes an Excluded Mortgage Loan, will have non-binding consultation rights with respect to (i) certain Major Decisions and other matters relating to any Serviced Outside Controlled Loan Combination and (ii) certain servicing decisions and other matters relating to any Outside Serviced Loan Combination, in each case if and to the extent that the holder of the related Split Mortgage Loan is granted consultation rights under the related Co-Lender Agreement.

After the occurrence and during the continuance of a Consultation Termination Event, the Controlling Class Representative will have no consultation or consent rights under the Pooling and Servicing Agreement and will have no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Certificateholders) or any other rights as a Directing Holder. However, each Controlling Class Certificateholder will maintain the right to exercise its Voting Rights for the same purposes as any other Certificateholder under the Pooling and Servicing Agreement (other than with respect to Excluded Controlling Class Mortgage Loans).

If, with respect to any Serviced Outside Controlled Loan Combination, the related controlling note is included in a separate securitization trust, the pooling and servicing agreement, trust and servicing agreement or comparable agreement for the relevant securitization may impose limitations on the exercise of rights associated with that related controlling note. For example, any “controlling class representative” (or equivalent entity) for such other securitization may lose consent and consultation rights in a manner similar to that described in the prior three paragraphs with respect to the Controlling Class Representative.

Neither the Master Servicer nor the Special Servicer will be required to take or to refrain from taking any action pursuant to instructions from a Directing Holder, or due to any failure to approve an action by any such party, or due to an objection by any such party that would cause either the Master Servicer or the Special Servicer to violate applicable law, the related Mortgage Loan documents, the Pooling and Servicing Agreement (including the Servicing Standard), any related Co-Lender Agreement or intercreditor agreement or the REMIC provisions of the Code.

The Controlling Class Representative or an Outside Controlling Note Holder, as applicable, has certain rights to remove and replace the Special Servicer with respect to the related Serviced Loan(s) as described under “The Pooling and Servicing Agreement—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event”.

Each Certificateholder and beneficial owner of a Control Eligible Certificate is hereby deemed to have agreed by virtue of its purchase of such Certificate (or beneficial ownership interest in such Certificate) to provide its name and address to the Certificate Administrator and to notify the Certificate Administrator of the transfer of any Control Eligible Certificate (or the beneficial ownership of any Control Eligible Certificate), the selection of the Controlling Class Representative or the resignation or removal of the Controlling Class Representative. Any such Certificateholder (or beneficial owner) or its designee at any time appointed Controlling Class Representative is hereby deemed to have agreed by virtue of its purchase of a Control Eligible Certificate (or the beneficial ownership interest in a Control Eligible Certificate) to notify the Certificate Administrator when such Certificateholder (or beneficial owner) or designee is appointed Controlling Class Representative and when it is removed or resigns. Upon receipt of such notice, the Certificate Administrator will be required to notify the Special Servicer, the Master Servicer, the Operating Advisor and the Trustee of the identity of the Controlling Class Representative, any resignation or removal of the Controlling Class Representative and/or any new holder or beneficial owner of a Control Eligible Certificate. In addition, upon the request of the Master Servicer, the Special Servicer, the Operating Advisor or the Trustee, as applicable, the Certificate Administrator will be required to provide the identity of the then-current Controlling Class and a list of the Certificateholders (or beneficial owners, if applicable, at the expense of the Issuing Entity if such expense arises in connection with an event as to which the Controlling Class Representative or the Controlling Class has consent or consultation rights pursuant to the Pooling and Servicing Agreement or in connection with a request made by the Operating Advisor in connection with its obligation under the Pooling and Servicing Agreement to deliver a copy of the Operating Advisor’s annual report to the Controlling Class Representative, and otherwise at the expense of the requesting party) of the Controlling Class to such requesting party, and each of the Master Servicer, Special Servicer, Operating Advisor and the Trustee shall be entitled to rely on such the information so provided by the Certificate Administrator.

In the event of a change in the Controlling Class, the Certificate Administrator will be required to promptly contact the current holder of the Controlling Class (or its designee) or one of its affiliates, or, if applicable, any successor Controlling Class Representative or Controlling Class Certificateholder(s), and determine whether such entity is the holder (or beneficial owner) of at least a majority of the Controlling Class (in effect after such change in Controlling Class) by Certificate Principal Amount. If at any time that the current holder of the Controlling Class (or its designee) or one of its affiliates, or any successor Controlling Class Representative or Controlling Class Certificateholder(s) is no longer the holder (or beneficial owner) of at least a majority of the Controlling Class by Certificate Principal Amount and the Certificate Administrator has neither (i) received notice of the then-current Controlling Class Certificateholders of at least a majority of the Controlling Class by Certificate Principal Amount nor (ii) received notice of a replacement Controlling Class Representative pursuant to the Pooling and Servicing Agreement, then a Control Termination Event and a Consultation Termination Event will be deemed to have occurred and will be deemed to continue until such time as the Certificate Administrator receives either such notice.

Notwithstanding anything to the contrary described in this prospectus, at any time when the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates are the Controlling Class Certificates, the holder of more than [50]% of the Controlling Class Certificates (by Certificate Principal Amount) may waive its right to act as or appoint a Controlling Class Representative and to exercise any of the rights of the Controlling Class Representative or cause the exercise of any of the rights of the Controlling Class Representative set forth in the Pooling and Servicing Agreement, by irrevocable written notice delivered to the Depositor, Certificate Administrator, Trustee, Master Servicer, Special Servicer and Operating Advisor. Any such waiver will remain effective with respect to such holder and the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates until such time as either (x) the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates are no longer the Controlling Class of Certificates or (y) that Certificateholder has (i) sold a majority of the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates (by Certificate Principal Amount) to an unaffiliated third party and (ii) certified to the Depositor, Certificate Administrator, Trustee, Master Servicer, Special Servicer and Operating Advisor that (a) the transferor retains no direct or indirect voting rights with respect to the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates that it does not own, (b) there is no voting agreement between the transferee and the transferor and (c) the transferor retains no direct or indirect economic interest in the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates. Following any such transfer, or if the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates are no longer the Controlling Class of Certificates, the successor holder of more than [50]% of the Controlling Class of Certificates (by Certificate Principal Amount) will again have the rights of a Controlling Class Representative as described in this prospectus without regard to any prior waiver by the predecessor Certificateholder. The successor Certificateholder will also have the right to irrevocably waive its right to act as or appoint a Controlling Class Representative or to exercise any of the rights of the Controlling Class Representative or cause the exercise of any of the rights of the Controlling Class Representative. No successor Certificateholder described above will have any consent rights with respect to any Serviced Mortgage Loan that became a Specially Serviced Loan prior to its acquisition of a majority of the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates that had not also become a Corrected Loan prior to such acquisition until such Serviced Mortgage Loan becomes a Corrected Loan.

Whenever such an “opt-out” by a Controlling Class Certificateholder is in effect:

●	a Control Termination Event and a Consultation Termination Event will be deemed to have occurred and be continuing; and

●	the rights of the holder of more than [50]% of the Class [MOST SENIOR CLASS OF CONTROL ELIGIBLE CERTIFICATES] Certificates (by Certificate Principal Amount), if the Class [_] Certificates are the Controlling Class of Certificates, to act as or appoint a Controlling Class Representative and the rights of a Controlling Class Representative will not be operative (notwithstanding whether a Control Termination Event or a Consultation Termination Event is or would otherwise then be in effect).

With respect to an Outside Serviced Mortgage Loan, any consent or approvals on actions to be taken by the Outside Special Servicer or the Outside Servicer are governed by the terms of the Outside Servicing Agreement and the related Co-Lender Agreement, as described under “Description of the Mortgage Pool—The Loan Combinations” and “—The Loan Combinations—Servicing of the Outside Serviced Mortgage Loans”.

Limitation on Liability of the Directing Holder

The Directing Holder will not be liable to the Issuing Entity or the Certificateholders for any action taken, or for refraining from the taking of any action or for errors in judgment. However, the Controlling Class Representative will not be protected against any liability to the Controlling Class Certificateholders that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations or duties.

Each Certificateholder acknowledges and agrees, by its acceptance of its Certificates, that a Directing Holder:

(a)       may have special relationships and interests that conflict with those of holders of one or more Classes of Certificates;

(b)       may act solely in its own interests (or, in the case of the Controlling Class Representative, in the interests of the holders of the Controlling Class);

(c)       does not have any liability or duties to the holders of any Class of Certificates (other than, in the case of the Controlling Class Representative, the Controlling Class);

(d)       may take actions that favor its own interests (or, in the case of the Controlling Class Representative, the interests of the holders of the Controlling Class) over the interests of the holders of one or more Classes of Certificates; and

(e)       will have no liability whatsoever (other than, in the case of the Controlling Class Representative, to a Controlling Class Certificateholder) for having so acted as set forth in (a) – (d) above, and that no Certificateholder may take any action whatsoever against any Directing Holder or any affiliate, director, officer, employee, shareholder, member, partner, agent or principal of any Directing Holder for having so acted.

Under circumstances where it is authorized or required to do so by the Pooling and Servicing Agreement, the taking, or refraining from taking, of any action by the Master Servicer or the Special Servicer in accordance with the direction of or approval of a Directing Holder, which does not violate any law or the Servicing Standard or the provisions of the Pooling and Servicing Agreement, or any related Co-Lender Agreement or intercreditor agreement, will not result in any liability on the part of the Master Servicer or the Special Servicer.

Operating Advisor

[THE FOLLOWING SECTIONS ARE APPLICABLE TO TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH HOLDING BY A THIRD PARTY PURCHASER OF A HORIZONTAL RESIDUAL INTEREST, AND ARE SUBJECT TO CHANGE IN TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH SPONSOR HELD RETENTION]

General Obligations

The Operating Advisor will generally review the Special Servicer’s actions and decisions with respect to Specially Serviced Loans and with respect to certain Major Decisions regarding non-Specially Serviced Loans as to which the Operating Advisor has consultation rights following the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, in light of the Servicing Standard and the requirements of the Pooling and Servicing Agreement, to formulate an opinion as to whether or not the Special Servicer is operating in compliance with the Servicing Standard. In addition, the Operating Advisor (i) after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, will be entitled to consult with the Special Servicer as described under “—Operating Advisor—Consultation Rights” below, (ii) upon the occurrence of certain events, will be required to prepare an annual report as described under “—Operating Advisor—Annual

Report” below, and (iii) under certain circumstances, may recommend the replacement of the Special Servicer as described under “—Operating Advisor—Replacement of the Special Servicer” below. The Operating Advisor will be required to act in accordance with the Operating Advisor Standard in fulfilling its responsibilities and obligations under the Pooling and Servicing Agreement. The Operating Advisor will act solely as a contracting party to the extent set forth in the Pooling and Servicing Agreement and will have no fiduciary duty to any party. The Operating Advisor’s duties will be limited to its specific obligations under the Pooling and Servicing Agreement, and the Operating Advisor will have no duty or liability to any particular Class of Certificates or any Certificateholder. The Operating Advisor is not a servicer or a sub-servicer and will not be charged with changing the outcome on any particular Specially Serviced Loan or with respect to any Major Decision on which it consults for a non-Specially Serviced Loan. By purchasing a Certificate, potential investors acknowledge and agree that there could be multiple strategies to resolve any Specially Serviced Loan and a variety of actions or decisions made with respect to any Major Decision and that the goal of the Operating Advisor’s participation is to provide additional input relating to the Special Servicer’s compliance with the Servicing Standard in making its determinations as to which strategy to execute. See “Risk Factors—Potential Conflicts of Interest of the Operating Advisor.”

Potential investors should note that the Operating Advisor is not an “advisor” for any purpose other than as specifically set forth in the Pooling and Servicing Agreement and is not an advisor to any person, including without limitation any Certificateholder. See “Risk Factors—Your Lack of Control Over the Issuing Entity and Servicing of the Mortgage Loans Can Create Risks”.

Notwithstanding anything to the contrary in this “—Operating Advisor” section or elsewhere in this prospectus, the Operating Advisor will generally have no obligations or consultation rights under the Pooling and Servicing Agreement with respect to any Outside Serviced Mortgage Loan or any related REO Properties.

The “Operating Advisor Standard” means the Operating Advisor is required to act solely on behalf of the Issuing Entity and in the best interest of, and for the benefit of, the Certificateholders (as a collective whole), and not any particular Class of those Certificateholders (as determined by the Operating Advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the Operating Advisor or any of its affiliates may have with any of the underlying borrowers, any Sponsor, any Mortgage Loan Seller, the Depositor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer, the Directing Holder or any of their respective affiliates.

In no event will the Operating Advisor have the power to compel any transaction party to take or refrain from taking any action.

Review Materials

The Special Servicer will be required to provide each Major Decision Reporting Package to the Operating Advisor: (i) as to Specially Serviced Loans, prior to the occurrence and continuance of a Control Termination Event and an Operating Advisor Consultation Trigger Event, promptly after the Special Servicer receives the Directing Holder’s approval or deemed approval of such Major Decision Reporting Package; and (ii) as to all Serviced Loans, following the occurrence and continuance of an Operating Advisor Consultation Trigger Event (whether or not a Control Termination Event is continuing), simultaneously with the Special Servicer’s written request for the Operating Advisor’s input regarding the related Major Decision.

The Special Servicer will also deliver to the Operating Advisor each related Final Asset Status Report and, if an Operating Advisor Consultation Trigger Event exists, each other asset status report. Subject to the Privileged Information Exception, the Operating Advisor will be obligated to keep confidential any Privileged Information received from the Special Servicer, the related Directing Holder or any related Serviced Companion Loan Holder (or its representative) in connection with the related Directing Holder’s or such related Serviced Companion Loan Holder’s exercise of any rights under the Pooling and Servicing Agreement (including, without limitation, in connection with any asset status report) or otherwise in connection with the Mortgage Loans.

A “Final Asset Status Report” with respect to any Specially Serviced Loan, means each related asset status report, together with such other data or supporting information provided by the Special Servicer to the Operating Advisor or the related Directing Holder or any related Serviced Companion Loan Holder (or its representative), in each case, which does not include any communications (other than the related asset status report) between the Special Servicer, on the one hand, and the related Directing Holder and/or any related Serviced Companion Loan

Holder (or its representative), on the other hand, with respect to such Specially Serviced Loan; provided that no asset status report will be considered to be a Final Asset Status Report unless any related Outside Controlling Note Holder (if a Serviced Outside Controlled Loan Combination is involved) or, prior to the occurrence and continuance of a Control Termination Event, the Controlling Class Representative (if any other Serviced Loan(s) (other than any Excluded Mortgage Loan) are involved), as applicable, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval and consent or has been deemed to have approved or consented to such action or the asset status report is otherwise implemented by the Special Servicer in accordance with the terms of the Pooling and Servicing Agreement.

The Operating Advisor is required to promptly review (i) all information available to Privileged Persons on the Certificate Administrator’s website with respect to the Special Servicer, assets on the CREFC® servicer watch list, Specially Serviced Loans and, if an Operating Advisor Consultation Trigger Event exists, Major Decisions on non-Specially Serviced Loans, (ii) each related Final Asset Status Report, (iii) if an Operating Advisor Consultation Trigger Event exists, each other asset status report delivered by the Special Servicer to the Operating Advisor, (iv) each Major Decision Reporting Package delivered by the Special Servicer to the Operating Advisor (A) in connection with the Operating Advisor’s consultation rights with respect to the subject Major Decision regarding each Serviced Loan if an Operating Advisor Consultation Trigger Event exists, and (B) with respect to the subject Major Decision regarding each Specially Serviced Loan when an Operating Advisor Consultation Trigger Event does not exist, after the Special Servicer receives the Directing Holder’s approval or deemed approval of such Major Decision Reporting Package, and (v) if specifically required to be delivered to the Operating Advisor under the Pooling and Servicing Agreement, such other reports, documents, certificates and other information prepared by the Special Servicer and received by the Operating Advisor, as relate to the actions and decisions of the Special Servicer in respect of Specially Serviced Loans and, solely in connection with Major Decisions as to which the Operating Advisor has consultation rights, non-Specially Serviced Loans.

The Operating Advisor is required to keep all Privileged Information confidential and may not disclose such Privileged Information to any person (including Certificateholders other than the Controlling Class Representative), other than (1) to the extent expressly required by the Pooling and Servicing Agreement, to the other parties to the Pooling and Servicing Agreement with a notice indicating that such information is Privileged Information, (2) pursuant to a Privileged Information Exception or (3) when necessary to support, and directly related to, specific findings or conclusions (i) in the Operating Advisor Annual Report or (ii) in connection with a recommendation by the Operating Advisor for the replacement of the Special Servicer; provided, that, in the case of clause (3) above, (x) the Operating Advisor may not disclose any Privileged Information that is subject to attorney-client privilege and (y) the Operating Advisor shall have determined that such disclosure will not adversely affect the Issuing Entity or the Certificateholders. Notwithstanding the foregoing, the Operating Advisor, solely to the extent required in connection with its duties under the Pooling and Servicing Agreement, will be permitted to share Privileged Information with its affiliates and any subcontractors of the Operating Advisor that agree in writing to be bound by the same confidentiality provisions applicable to the Operating Advisor. Each party to the Pooling and Servicing Agreement that receives Privileged Information from the Operating Advisor with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the Special Servicer, any related Outside Controlling Note Holder (if a Serviced Outside Controlled Loan Combination is involved) and, unless a Consultation Termination Event has occurred and is continuing, the Controlling Class Representative other than pursuant to a Privileged Information Exception.

“Privileged Information” means (i) any correspondence or other communications between the related Directing Holder (and, in the case of any Serviced Loan Combinations, the Serviced Companion Loan Holder or its representative), on the one hand, and the Special Servicer, on the other hand, related to any Specially Serviced Loan or the exercise of the consent or consultation rights of such Directing Holder under the Pooling and Servicing Agreement and/or the consent or consultation rights of any related Serviced Companion Loan Holder (or its representative) under the related Co-Lender Agreement, (ii) any strategically sensitive information that the Special Servicer has reasonably determined (and has identified as privileged or confidential information) could compromise the Issuing Entity’s position in any ongoing or future negotiations with the related borrower or other interested party, and (iii) any information subject to attorney-client privilege (that has been identified or otherwise communicated as being subject to such privilege).

“Privileged Information Exception” means, with respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the “Restricted Party”), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, any affected Serviced Companion Loan Holder, the Trustee and the Asset Representations Reviewer, as evidenced by an officer’s certificate (which will include a certification that it is based on the advice of counsel) delivered to each of the Master Servicer, the Special Servicer, the applicable Directing Holder, the Operating Advisor, the Certificate Administrator, the Trustee and the Asset Representations Reviewer), required by law, rule, regulation, order, judgment or decree to disclose such information.

It is possible that the lack of access to Privileged Information may limit the Operating Advisor from performing its duties under the Pooling and Servicing Agreement and, in any such case, the Operating Advisor will not be subject to liability arising from its lack of access to Privileged Information.

Consultation Rights

Following the occurrence and during the continuation of an Operating Advisor Consultation Trigger Event, the Operating Advisor will be required to consult on a non-binding basis with the Special Servicer with respect to Major Decisions (and such other matters as are set forth in the Pooling and Servicing Agreement) with respect to the applicable Serviced Loan(s) as described under “—Directing Holder” above and “—Asset Status Reports” below and “Description of the Mortgage Pool—The Loan Combinations”. The Special Servicer will be obligated to consider any alternative courses of action and any other feedback provided by the Operating Advisor (after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event).

An “Operating Advisor Consultation Trigger Event” will occur when the aggregate outstanding Certificate Balance of the RR Certificates (as notionally reduced by any Cumulative Appraisal Reduction Amount then allocable to the RR Certificates) is 25% or less of the initial aggregate Certificate Balance of the RR Certificates. With respect to Excluded Mortgage Loans, an Operating Advisor Consultation Trigger Event will be deemed to exist.

With respect to any particular Major Decision and related Major Decision Reporting Package and any asset status report provided to the Operating Advisor, the Special Servicer will be required to make available to the Operating Advisor one or more servicing officers with relevant knowledge regarding the applicable Mortgage Loan and such Major Decision and/or asset status report in order to address reasonable questions that the Operating Advisor may have relating to, among other things, such Major Decision and/or asset status report and potential conflicts of interest with respect to such Major Decision and/or asset status report.

Reviewing Certain Calculations

The Special Servicer will forward any Appraisal Reduction Amount, Collateral Deficiency Amount and net present value calculations with respect to a Specially Serviced Loan to the Operating Advisor and the Operating Advisor will be required to promptly recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with any such Appraisal Reduction Amount, Collateral Deficiency Amount or net present value calculations used in the Special Servicer’s determination of the course of action to be taken in connection with the workout or liquidation of such Specially Serviced Loan prior to utilization by the Special Servicer. The Special Servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the Operating Advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the Operating Advisor. The Operating Advisor will be required to recalculate and verify the accuracy of those calculations and, in the event the Operating Advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the Operating Advisor and Special Servicer will consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement. In the event the Operating Advisor and Special Servicer are not able to resolve such matters, the Operating Advisor will promptly notify the Certificate Administrator and the Certificate Administrator will determine any necessary action to take in accordance with the Pooling and Servicing Agreement.

Annual Report

Based on the Operating Advisor’s review of the following information (to the extent delivered to the Operating Advisor or made available to the Operating Advisor on the Certificate Administrator’s website): any annual compliance statement and any Assessment of Compliance; any Attestation Report; any Major Decision Reporting Package; any Final Asset Status Report and, during the continuance of an Operating Advisor Consultation Trigger Event, any other asset status report; any other reports made available to Privileged Persons on the Certificate Administrator’s website during the prior calendar year that the Operating Advisor is required to review pursuant to the Pooling and Servicing Agreement; and any other information (other than any communications between the related Directing Holder or any related Serviced Companion Loan Holder (or its representative), as applicable, and the Special Servicer that would be Privileged Information) prepared by the Special Servicer and delivered to the Operating Advisor under the Pooling and Servicing Agreement, the Operating Advisor will if, during the prior calendar year, (i) any Serviced Mortgage Loans were Specially Serviced Loans, or (ii) there existed an Operating Advisor Consultation Trigger Event, and the Operating Advisor may if, with respect to the prior calendar year, the Operating Advisor deems it appropriate in its sole discretion exercised in good faith, prepare an annual report substantially in the form attached as an exhibit to the Pooling and Servicing Agreement (the “Operating Advisor Annual Report”) to be provided to the Depositor, the 17g-5 Information Provider (who is required to promptly post such Operating Advisor Annual Report on the Rule 17g-5 website), the Trustee and the Certificate Administrator (who is required to promptly post such Operating Advisor Annual Report to the Certificate Administrator’s website) within 120 days of the end of the prior calendar year, setting forth its assessment of the Special Servicer’s performance of its duties under the Pooling and Servicing Agreement during the prior calendar year.

In the event the Special Servicer is replaced, the Operating Advisor Annual Report will only relate to the entity that was acting as Special Servicer as of December 31 of the prior calendar year and is continuing in such capacity through the date of such Operating Advisor Annual Report. In preparing an Operating Advisor Annual Report, the Operating Advisor will not be required to report on instances of non-compliance with, or deviations from, the Servicing Standard or the Special Servicer’s obligations under the Pooling and Servicing Agreement that the Operating Advisor determines, in accordance with the Operating Advisor Standard, to be immaterial.

In connection with the Operating Advisor Annual Report and the review provided for in the Pooling and Servicing Agreement, the Operating Advisor will be required to perform its review on the basis of the Special Servicer’s performance of its duties as they relate to Specially Serviced Loans and, after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, with respect to Major Decisions on Serviced Loans that are non-Specially Serviced Loans, as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the Operating Advisor of any annual compliance statement, Assessment of Compliance, Attestation Report, Final Asset Status Report, Major Decision Reporting Package and other information (other than any communications between the related Directing Holder or a Serviced Companion Loan Holder (or its representative) and the Special Servicer that would be Privileged Information) that the Operating Advisor was required to review on the Certificate Administrator’s website or that was prepared by the Special Servicer and delivered or made available to the Operating Advisor pursuant to the Pooling and Servicing Agreement.

The Operating Advisor will be required to deliver any Operating Advisor Annual Report (at least 10 calendar days prior to its delivery to the Depositor, the Trustee and the Certificate Administrator) to (a) the Special Servicer, (b) the Controlling Class Representative (if a Serviced Loan other than a Serviced Outside Controlled Loan Combination is addressed and a Consultation Termination Event does not exist); and (c) the related Outside Controlling Note Holder (if a Serviced Outside Controlled Loan Combination is addressed). The Operating Advisor may, but will not be obligated to, revise the Operating Advisor Annual Report based on any comments received from the Special Servicer or the Controlling Class Representative.

In each Operating Advisor Annual Report, the Operating Advisor, based on its review conducted in accordance with the Pooling and Servicing Agreement, will (A) state whether the Operating Advisor believes, in its sole discretion exercised in good faith, that the Special Servicer is performing its duties in compliance with (1) the Servicing Standard and (2) the Special Servicer’s obligations under the Pooling and Servicing Agreement, and (B) identify any material deviations from (i) the Servicing Standard or (ii) the Special Servicer’s obligations under the Pooling and Servicing Agreement. Each Operating Advisor Annual Report will be required to comply with (x) the confidentiality requirements described in this prospectus regarding Privileged Information and as otherwise set forth in the Pooling and Servicing Agreement, and (y) the requirements with respect to reports of the Operating Advisor set forth in Rule 7(b) of Regulation RR.

The ability to perform the duties of the Operating Advisor and the quality and the depth of any Operating Advisor Annual Report will be dependent upon the timely receipt of information required to be delivered to the Operating Advisor and the accuracy and the completeness of such information.

Replacement of the Special Servicer

If the Operating Advisor determines, in its sole discretion exercised in good faith, that (1) the Special Servicer has failed to comply with the Servicing Standard and (2) a replacement of the Special Servicer would be in the best interest of the Certificateholders (as a collective whole), the Operating Advisor may recommend the replacement of the Special Servicer with respect to the Serviced Loan(s) in the manner described under “—Termination of the Special Servicer Other Than in Connection With a Servicer Termination Event” above.

Operating Advisor Termination Events

The following constitute Operating Advisor termination events under the Pooling and Servicing Agreement (each, an “Operating Advisor Termination Event”) whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a)       any failure by the Operating Advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of its representations or warranties under the Pooling and Servicing Agreement, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the Operating Advisor by the Trustee or to the Operating Advisor and the Trustee by the holders of Certificates having greater than 25% of the aggregate Voting Rights of all then outstanding Certificates; provided, however, that with respect to any such failure which is not curable within such 30-day period, the Operating Advisor will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30-day period and has provided the Trustee and the Certificate Administrator with an officer’s certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(b)       any failure by the Operating Advisor to perform its obligations set forth in the Pooling and Servicing Agreement in accordance with the Operating Advisor Standard which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the Operating Advisor by any party to the Pooling and Servicing Agreement;

(c)       any failure by the Operating Advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of 30 days;

(d)       a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the Operating Advisor, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

(e)       the Operating Advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the Operating Advisor or of or relating to all or substantially all of its property; or

(f)        the Operating Advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

Upon receipt by the Certificate Administrator of notice of the occurrence of any Operating Advisor Termination Event, the Certificate Administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website, unless the Certificate Administrator has received notice that such Operating Advisor Termination Event has been remedied.

Rights Upon Operating Advisor Termination Event

If an Operating Advisor Termination Event occurs, and in each and every such case, so long as such Operating Advisor Termination Event has not been remedied, then either the Trustee (i) may or (ii) upon the written direction of holders of Certificates evidencing at least [25]% of the Voting Rights of each Class of Non-Reduced Certificates, will be required to, terminate all of the rights and obligations of the Operating Advisor under the Pooling and Servicing Agreement, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the Operating Advisor.

As soon as practicable, but in no event later than [15] business days after (i) the Operating Advisor resigns (excluding circumstances where no successor Operating Advisor is required to be appointed) or (ii) the Trustee delivers such written notice of termination to the Operating Advisor, the Trustee will appoint a successor Operating Advisor that is an Eligible Operating Advisor, which successor Operating Advisor may be an affiliate of the Trustee. If the Trustee is the successor Master Servicer or the successor Special Servicer, neither the Trustee nor any of its affiliates will be the successor Operating Advisor. The Trustee will be required to provide written notice of the appointment of a successor Operating Advisor to the Special Servicer and the Operating Advisor within one business day of such appointment. Except as described below under “—Operating Advisor—Termination of the Operating Advisor Without Cause,” the appointment of a successor Operating Advisor will not be subject to the vote, consent or approval of the holder of any Class of Certificates. Upon any termination of the Operating Advisor and appointment of a successor to the Operating Advisor, the Trustee will be required to, as soon as possible, give written notice of the termination and appointment to the Special Servicer, the Master Servicer, the Certificate Administrator, the Certificateholders, the Depositor, any related Outside Controlling Note Holder and, if a Consultation Termination Event does not exist, the Controlling Class Representative. Notwithstanding the foregoing, if the Trustee is unable to find a successor Operating Advisor within 30 days of the termination of the Operating Advisor, the Depositor will be permitted to find a replacement. Unless and until a replacement Operating Advisor is appointed, no party will act as the Operating Advisor and the provisions in the Pooling and Servicing Agreement relating to consultation with respect to the Operating Advisor will not be applicable until a replacement Operating Advisor is appointed under the Pooling and Servicing Agreement.

Eligibility of Operating Advisor

The Operating Advisor is required to be at all times an Eligible Operating Advisor. “Eligible Operating Advisor” means an institution (i) that is the special servicer or operating advisor on a transaction rated by any of [INSERT APPLICABLE RATING AGENCIES], but has not been the special servicer or operating advisor on a transaction for which [INSERT APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing concerns with the special servicer or operating advisor, as applicable, as the sole or material factor in such rating action, (ii) that (X) has been regularly engaged in the business of analyzing and advising clients in commercial mortgage-backed securities matters and has at least five years of experience in collateral analysis and loss projections, and (Y) has at least five years of experience in commercial real estate asset management and experience in the workout and management of distressed commercial real estate assets, (iii) that can and will make the representations and warranties set forth in the Pooling and Servicing Agreement, including to the effect that it possesses sufficient financial strength to fulfil its duties and responsibilities pursuant to the Pooling and Servicing Agreement over the life of the Issuing Entity, (iv) that is not (and is not affiliated with (including Risk Retention Affiliated with)) the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, any Mortgage Loan Seller, the Controlling Class Representative, the Third Party Purchaser or a depositor, a trustee, a certificate administrator, a master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates (including Risk Retention Affiliates), (v) that has not been paid any fees, compensation or other remuneration by any Special Servicer or successor Special Servicer (X) in respect of its obligations under the Pooling and Servicing Agreement or (Y) for the recommendation of the replacement of the Special Servicer or the appointment of a successor Special Servicer to become the special servicer and (vi) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any Certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the Pooling and Servicing Agreement relates, other than in fees from its role as Operating Advisor or any fees to which it is entitled as Asset Representations Reviewer, if the Operating Advisor is acting in such capacity.

Termination of the Operating Advisor Without Cause

Upon (i) the written direction of holders of Non-Reduced Certificates evidencing not less than 15% of the Voting Rights of the Non-Reduced Certificates requesting a vote to terminate and replace the Operating Advisor with a proposed successor Operating Advisor that is an Eligible Operating Advisor, and (ii) payment by such holders to the Certificate Administrator of the reasonable fees and expenses to be incurred by the Certificate Administrator in connection with administering such vote, the Certificate Administrator will promptly provide written notice of the requested vote to all Certificateholders and the Operating Advisor of such request by posting such notice on its internet website, and by mailing to all Certificateholders and the Operating Advisor. Upon the affirmative vote of the holders of Certificates evidencing more than [50]% of the Voting Rights allocable to the Non-Reduced Certificates of those holders that exercise their right to vote (provided that holders entitled to exercise at least [50]% of the Voting Rights allocable to the Non-Reduced Certificates exercise their right to vote within 180 days of the initial request for a vote), the Trustee will terminate all of the rights and obligations of the Operating Advisor under the Pooling and Servicing Agreement (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the Operating Advisor, and the proposed successor Operating Advisor will be appointed. The Certificate Administrator will include on each Distribution Date statement a statement that each Certificateholder and beneficial owner of Certificates may access such notices on the Certificate Administrator’s website and each Certificateholder and beneficial owner of Certificates may register to receive email notifications when such notices are posted on the website. The Certificate Administrator will be entitled to reimbursement from the requesting Certificateholders for the reasonable expenses of posting notices of such requests.

In the event that the Operating Advisor resigns or is terminated, it will remain entitled to receive all amounts accrued and owing to it under the Pooling and Servicing Agreement as described under “—Servicing and Other Compensation and Payment of Expenses” and any rights to indemnification arising out of events occurring prior to such resignation or termination.

Asset Status Reports

The Special Servicer will be required to prepare an asset status report that is consistent with the Servicing Standard upon the earlier of (x) within [60] days after the occurrence of a Servicing Transfer Event and (y) prior to taking action with respect to any Major Decision (or making a determination not to take action with respect to a Major Decision) with respect to a Specially Serviced Loan.

Each asset status report will be (i) delivered to the Operating Advisor (but only Final Asset Status Reports unless an Operating Advisor Consultation Trigger Event exists), the related Directing Holder (but, if the Controlling Class Representative is the related Directing Holder, only prior to the occurrence and continuance of a Consultation Termination Event and only if it does not relate to an Excluded Mortgage Loan) and, in the case of any Serviced Loan Combinations, the Serviced Companion Loan Holder, and (ii) made available to the Rating Agencies. A summary of each Final Asset Status Report will be provided to the Certificate Administrator. If any related Outside Controlling Note Holder (if a Serviced Outside Controlled Loan Combination is involved) or the Controlling Class Representative (if any other Serviced Loan(s), except for Excluded Mortgage Loans, are involved and a Control Termination Event does not exist), as applicable, does not disapprove of a related asset status report within [10 business days] of receipt, the related Directing Holder will be deemed to have approved such asset status report and the Special Servicer will implement the recommended action as outlined in such asset status report; provided, however, that the Special Servicer may not take any actions that are contrary to applicable law, the Servicing Standard or the terms of the applicable Mortgage Loan documents. In addition, the related Directing Holder may object to any asset status report within [10 business days] of receipt (but, if the Controlling Class Representative is the related Directing Holder, only if a Control Termination Event does not exist); provided, however, that, if the Special Servicer determines that emergency action is necessary to protect the related Mortgaged Property or the interests of the Certificateholders (and, in the case of any Serviced Loan Combinations, the related Serviced Companion Loan Holder), or if a failure to take any such action at such time would be inconsistent with the Servicing Standard, the Special Servicer may take actions with respect to the related Mortgaged Property before the expiration of the [10 business day] period if the Special Servicer reasonably determines in accordance with the Servicing Standard that failure to take such actions before the expiration of the [10 business day] period would materially and adversely affect the interest of the Certificateholders (and, in the case of any Serviced Loan Combinations, the related Serviced Companion Loan Holder(s)), and the Special Servicer has made a reasonable effort to contact the related Directing Holder (during the period that such Directing Holder has approval rights). The foregoing will not relieve the Special Servicer of its duties to comply with the Servicing Standard.

If the related Directing Holder disapproves such asset status report within 10 business days of receipt (and, if the Controlling Class Representative is the related Directing Holder, a Control Termination Event does not exist) and the Special Servicer has not made the affirmative determination described below, the Special Servicer will revise such asset status report as soon as practicable thereafter, but in no event later than [30] days after such disapproval. The Special Servicer will revise such asset status report until the related Directing Holder fails to disapprove such revised asset status report as described above (but, if the Controlling Class Representative is the related Directing Holder, only if a Control Termination Event does not exist) or until the Special Servicer makes a determination, consistent with the Servicing Standard, that such objection is not in the best interests of all the Certificateholders (and, in the case of any Serviced Loan Combinations, the related Serviced Companion Loan Holder(s)). If the related Directing Holder does not approve an asset status report within 60 business days from the first submission of an asset status report, the Special Servicer is required to take such action as directed by the related Directing Holder (but, if the Controlling Class Representative is the related Directing Holder, only if a Control Termination Event does not exist), provided such action does not violate the Servicing Standard (or, if such action would violate the Servicing Standard, the Special Servicer is required to take such action as was reflected in the most recent asset status report prepared by the Special Servicer with respect to the subject Serviced Loan that is consistent with the Servicing Standard and such asset status report will be deemed a Final Asset Status Report).

After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Controlling Class Representative, and after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, the Operating Advisor, will be entitled to consult on a non-binding basis with the Special Servicer and propose alternative courses of action in respect of any asset status report. The Special Servicer will be obligated to consider such alternative courses of action and any other feedback provided by (a) the Operating Advisor (after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event), or (b) the Controlling Class Representative (after the occurrence and during the continuance of a Control Termination Event but prior to the occurrence and continuance of a Consultation Termination Event). With respect to a Serviced Loan Combination, if and when so provided in the related Co-Lender Agreement, any related Serviced Pari Passu Companion Loan Holder (or its representative), will be entitled to consult on a non-binding basis with the Special Servicer and propose alternative courses of action in respect of any asset status report; provided that, in the case of a Serviced Outside Controlled Loan Combination, a related Serviced Pari Passu Companion Loan Holder (or its representative) may be the related Outside Controlling Note Holder. The Special Servicer may revise the asset status reports as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the Operating Advisor (during the continuance of an Operating Advisor Consultation Trigger Event) and, with respect to a Serviced Loan Combination, if and when so provided in the related Co-Lender Agreement, any related Serviced Pari Passu Companion Loan Holder (or its representative) (and, during the continuance of a Control Termination Event but prior to the occurrence and continuance of a Consultation Termination Event, the Controlling Class Representative).

The asset status report is not intended to replace or satisfy any specific consent or approval right which the related Directing Holder may have.

Notwithstanding the foregoing, the Controlling Class Representative will not have any approval or consultation rights with respect to an asset status report that relates to an Excluded Mortgage Loan. Also, notwithstanding the foregoing, the Special Servicer will not be permitted to follow any advice, direction or consultation provided by the Operating Advisor or the related Directing Holder or, with respect to the Serviced Loan Combinations, the Serviced Companion Loan Holder (or its representative), that would require or cause the Special Servicer to violate any applicable law, be inconsistent with the Servicing Standard, require or cause the Special Servicer to violate provisions of the Pooling and Servicing Agreement, require or cause the Special Servicer to violate the terms of any Serviced Mortgage Loan or Serviced Loan Combination, expose any

Certificateholder or any party to the Pooling and Servicing Agreement or their affiliates officers, directors or agents to any claim, suit or liability, cause either Trust REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust for federal income tax purposes, result in the imposition of “prohibited transaction” or “prohibited contribution” tax under the REMIC provisions of the Code, or materially expand the scope of the Special Servicer’s responsibilities under the Pooling and Servicing Agreement or any Co-Lender Agreement.

The Asset Representations Reviewer

Asset Review

Asset Review Trigger

On or prior to each Distribution Date, based on the CREFC® Delinquent Loan Status Report and/or the CREFC® Loan Periodic Update File delivered by the Master Servicer for such Distribution Date, the Certificate Administrator will be required to determine if an Asset Review Trigger has occurred during the related Collection Period. If an Asset Review Trigger is determined to have occurred, the Certificate Administrator will be required to promptly provide notice to the Asset Representations Reviewer, the Master Servicer, the Special Servicer and all Certificateholders by (i) posting a notice of its determination on its internet website and (ii) including in the distribution report on Form 10-D relating to the Collection Period in which the Asset Review Trigger occurred notice of its determination together with a description of the events that caused the Asset Review Trigger to occur. On each Distribution Date after providing such notice to Certificateholders, the Certificate Administrator, based on information provided to it by the Master Servicer and/or the Special Servicer, will be required to determine whether (1) any additional Mortgage Loan has become a Delinquent Loan, (2) any Mortgage Loan has ceased to be a Delinquent Loan and (3) an Asset Review Trigger has ceased to exist, and, if there is an occurrence of any of the events or circumstances identified in clauses (1), (2) and/or (3), deliver such information in a written notice (which may be via email) within [two (2) business days] of such determination to the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer.

An “Asset Review Trigger” will occur when, as of the end of the applicable Collection Period, either (1) Mortgage Loans with an aggregate outstanding principal balance of [___]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Mortgage Loans) held by the Issuing Entity are Delinquent Loans, or (2) at least [__] [insert number that is [__]% by initial number of Mortgage Loans as of the Closing Date] Mortgage Loans are Delinquent Loans and the aggregate outstanding principal balance of such Delinquent Loans constitutes at least [___]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Mortgage Loans) held by the Issuing Entity.

We believe this Asset Review Trigger is appropriate considering the unique characteristics of pools of Mortgage Loans underlying CMBS. See “Risk Factors—Static Pool Data Would Not Be Indicative of the Performance of This Pool”. In particular, this pool of Mortgage Loans is not homogeneous or granular, and there are individual Mortgage Loans that each represents a significant percentage, by outstanding principal balance, of the Mortgage Pool. For example, the [three (3)] largest Mortgage Loans in the pool represent approximately [___]% of the Initial Pool Balance. Given this mortgage pool composition and the fact that CMBS pools as a general matter include a small relative number of larger mortgage loans, we believe it would not be appropriate for the delinquency of the [three (3)] largest Mortgage Loans, in the case of this mortgage pool, to cause the Asset Review Trigger to be met, as that would not necessarily be indicative of the overall quality of the Mortgage Pool. As a result, the percentage based on outstanding principal balance in clause (1) of the definition of “Asset Review Trigger” was set to exceed the portion of the aggregate outstanding balance of the Mortgage Pool represented by the [____] largest Mortgage Loans in the Mortgage Pool as of the Closing Date. On the other hand, a significant number of Delinquent Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the Mortgage Loans than the percentage set forth in clause (1) of the definition of “Asset Review Trigger”, could indicate an issue with the quality of the Mortgage Pool. As a result, we believe it would be appropriate to have the alternative test as set forth in clause (2) of the definition of “Asset Review Trigger,” namely to have the Asset Review Trigger be met if [_____] Mortgage Loans are Delinquent Loans, assuming those Delinquent Loans represent at least [____]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans) held by the Issuing Entity as of the end of the applicable Collection Period.

“Delinquent Loan” means a Mortgage Loan that is delinquent at least 60 days in respect of its Monthly Payments or balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period.

While we do not believe static pool information is relevant to CMBS transactions as a general matter, as a point of relative context, with respect to the [__] prior pools of commercial mortgage loans for which CREFI (or its predecessors and/or affiliates) was a sponsor in a public offering of CMBS with a securitization closing date on or after January 1, 2008, the highest percentage of mortgage loans (based on aggregate outstanding principal balance) in an individual CMBS transaction that were delinquent at least 60 days at the end of any reporting period between January 1, 2013 and June 30, 2018 was approximately [____]%; however, the average of the highest delinquency percentages (based on aggregate outstanding principal balance of delinquent mortgage loans) in each of the [__] reviewed transactions (taking into account all reporting periods between January 1, 2013 and June 30, 2018 for each such transaction) in the identified reporting periods was approximately [____]%.

Asset Review Vote

If Certificateholders evidencing not less than 5.0% of the aggregate Voting Rights deliver to the Certificate Administrator, within 90 days after the filing of the Form 10-D reporting the occurrence of an Asset Review Trigger, a written direction requesting a vote to commence an Asset Review (an “Asset Review Vote Election”), the Certificate Administrator will be required to promptly provide written notice of such direction to the Asset Representations Reviewer and to all Certificateholders, and to conduct a solicitation of votes of Certificateholders regarding whether to authorize an Asset Review. In the event there is an affirmative vote to authorize an Asset Review by Certificateholders evidencing at least a majority of an Asset Review Quorum within 150 days of the receipt of the Asset Review Vote Election (an “Affirmative Asset Review Vote”), the Certificate Administrator will be required to promptly provide written notice of such Affirmative Asset Review Vote to all parties to the Pooling and Servicing Agreement, the underwriters, the Mortgage Loan Sellers, the Directing Holder, the Risk Retention Consultation Parties and the Certificateholders (such notice to Certificateholders to be effected by posting such notice its internet website). In the event an Affirmative Asset Review Vote has not occurred within such 150-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the Asset Representations Reviewer will not be required to review any Delinquent Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Loan after the expiration of such 150-day period, (B) a new Asset Review Trigger has occurred as a result or an Asset Review Trigger is otherwise in effect, (C) the Certificate Administrator has received an Asset Review Vote Election within 90 days after the filing of a Form 10-D reporting the occurrence of the events described in clauses (A) and (B) above, and (D) an Affirmative Asset Review Vote has occurred within 150 days after the Asset Review Vote Election described in clause (C) of this sentence. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. Any reasonable out-of-pocket expenses incurred by the Certificate Administrator in connection with administering such vote will be paid as an expense of the Issuing Entity from the Collection Account.

An “Asset Review Quorum” means, in connection with any solicitation of votes to authorize an Asset Review as described above, the holders of Certificates evidencing at least 5.0% of the aggregate Voting Rights.

Review Materials

Upon receipt of notice from the Certificate Administrator of an Affirmative Asset Review Vote (the “Asset Review Notice”) with respect to a Delinquent Mortgage Loan, the Custodian (with respect to clauses (i) – (v) below for all of the Mortgage Loans), the Master Servicer (with respect to clause (vi) below for Mortgage Loans that are non-Specially Serviced Loans) and the Special Servicer (with respect to clause (vi) below for Mortgage Loans that are Specially Serviced Loans) will be required to promptly (but (except with respect to clause (vi)) in no event later than [10] business days after receipt of such notice from the Certificate Administrator) provide the following materials for such Delinquent Loan, in each case to the extent in such party’s possession, to the Asset Representations Reviewer (collectively, with the Diligence Files posted to the secure data room by the Certificate Administrator, a copy of this prospectus, a copy of each related Mortgage Loan Purchase Agreement and a copy of the Pooling and Servicing Agreement, the “Review Materials”):

(i)	a copy of an assignment of the Mortgage in favor of the trustee, with evidence of recording thereon, for each Delinquent Loan that is subject to an Asset Review;

(ii)	a copy of an assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the trustee, with evidence of recording thereon, related to each Delinquent Loan that is subject to an Asset Review;

(iii)	a copy of the assignment of all unrecorded documents relating to each Delinquent Loan that is subject to an Asset Review, if not already covered pursuant to items (i) or (ii) above;

(iv)	a copy of all filed copies (bearing evidence of filing) or evidence of filing of any UCC financing statements related to each Delinquent Loan that is subject to an Asset Review;

(v)	a copy of an assignment in favor of the trustee of any financing statement executed and filed in the relevant jurisdiction related to each Delinquent Loan that is subject to an Asset Review; and

(vi)	any other related documents that are required to be part of the Review Materials and requested to be delivered by the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans) to the Asset Representations Reviewer as described below under clause (a) of “—Asset Review”.

Notwithstanding the foregoing, the Mortgage Loan Seller will not be required to deliver any information that is proprietary to the Mortgage Loan Seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis.

The Asset Representations Reviewer may, but is under no obligation to, consider and rely upon information furnished to it by a person that is not a party to the Pooling and Servicing Agreement or the related Mortgage Loan Seller, and will do so only if such information can be independently verified (without unreasonable effort or expense to the Asset Representations Reviewer) and is determined by the Asset Representations Reviewer in its good faith and sole discretion to be relevant to the Asset Review (any such information, “Unsolicited Information”), as described below.

Asset Review

Upon its receipt of the Asset Review Notice and access to the Diligence Files posted to the secure data room with respect to a Delinquent Loan, the Asset Representations Reviewer, as an independent contractor, will be required to commence a review of the compliance of each Delinquent Loan with the representations and warranties related to that Delinquent Loan (such review, the “Asset Review”). An Asset Review of each Delinquent Loan will consist of the application of a set of pre-determined review procedures (the “Tests”) for each representation and warranty made by the applicable Mortgage Loan Seller with respect to such Delinquent Loan. Once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of or performed on that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger.

“Asset Review Standard” means the performance by the Asset Representations Reviewer of its duties under the Pooling and Servicing Agreement in good faith subject to the express terms of the Pooling and Servicing Agreement. Except as otherwise expressly set forth in the Pooling and Servicing Agreement, all determinations or assumptions made by the Asset Representations Reviewer in connection with an Asset Review are required to be made in the Asset Representations Reviewer’s good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.

No Certificateholder will have the right to change the scope of the Asset Representations Reviewer’s review, and the Asset Representations Reviewer will not be required to review any information other than (i) the Review Materials and (ii) if applicable, Unsolicited Information.

The Asset Representations Reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

In connection with an Asset Review, the Asset Representations Reviewer will be required to comply with the following procedures with respect to each Delinquent Loan:

(a) Within [__] business days after the date on which the Review Materials identified in clauses (i) through (v) of the definition of “Review Materials” have been received by the Asset Representations Reviewer with respect to such Delinquent Loan or in any event within [__] days after the date on which access to the secure data room is provided to the Asset Representations Reviewer by the Certificate Administrator, in the event that the Asset Representations Reviewer reasonably determines that any Review Materials made available or delivered to the Asset Representations Reviewer are missing any documents required to complete any Test for such Delinquent Loan, the Asset Representations Reviewer will be required to promptly notify (in the manner specified in the Pooling and Servicing Agreement) the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans), as applicable, of such missing documents, and request that the Master Servicer or the Special Servicer, as applicable, promptly (but in no event later than [__] business days after receipt of notification from the Asset Representations Reviewer) deliver to the Asset Representations Reviewer such missing documents in its possession. In the event any missing documents are not provided by the Master Servicer or the Special Servicer, as applicable, within such [__]-business day period, the Asset Representations Reviewer will be required to request such documents from the related Mortgage Loan Seller. The Mortgage Loan Seller will be required under the related Mortgage Loan Purchase Agreement, in accordance with its terms, to deliver any such missing documents only to the extent such documents is in the possession of the Mortgage Loan Seller.

(b) Following the events in clause (a) above, and within [__] days after the date on which access to the secure data room is provided to the Asset Representations Reviewer by the Certificate Administrator, the Asset Representations Reviewer is required to prepare a preliminary report with respect to such Delinquent Loan setting forth (i) the preliminary results of the application of the Tests, (ii) if applicable, whether the Review Materials for such Delinquent Loan are insufficient to complete any Test, (iii) a list of any applicable missing documents together with the reasons why such missing documents are necessary to complete any Test, and (iv) (if the Asset Representations Reviewer has so concluded) whether the absence of such documents will be deemed to be a failure of such Test (collectively, the “Preliminary Asset Review Report”). The Asset Representations Reviewer will provide each Preliminary Asset Review Report to the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans), who will promptly, but in no event later within [__] business days of receipt thereof, provide the Preliminary Asset Review Report to the applicable Mortgage Loan Seller. If the Preliminary Asset Review Report indicates that any of the representations and warranties fails or is deemed to fail any Test, the applicable Mortgage Loan Seller will have [__] days from receipt of the Preliminary Asset Review Report (the “Cure/Contest Period”) to remedy or otherwise refute the failure. The applicable Mortgage Loan Seller will be required to provide any documents or any explanations to support (i) a conclusion that a subject representation and warranty has not failed a Test or (ii) a claim that any missing documents in the Review Materials are not required to complete a Test, in any such case to the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans), and the Master Servicer or the Special Servicer, as applicable, will be required to promptly, but in no event later than [__] business days after receipt from the applicable Mortgage Loan Seller, deliver to the Asset Representations Reviewer any such documents or explanations received from the applicable Mortgage Loan Seller given to support a claim that the representation and warranty has not failed a Test or a claim that any missing documents in the Review Materials are not required to complete a Test.

(c) Within the later of (x) [__] days after the date on which access to the secure data room is provided to the Asset Representations Reviewer by the Certificate Administrator, and (y) [__] business days after the expiration of the Cure/Contest Period, the Asset Representations Reviewer will be required to complete an Asset Review with respect to each Delinquent Loan and deliver (i) a report setting forth the Asset Representations Reviewer’s findings and conclusions as to whether or not it has determined there is any evidence of a failure of any Test based on the Asset Review, together with a statement that the Asset Representations Reviewer’s findings and conclusions set forth in such report were not influenced by any third party (an “Asset Review Report”), to each party to the Pooling and Servicing Agreement, the related Mortgage Loan Seller and the Controlling Class Representative (if such the Delinquent Loan is not an Excluded Mortgage Loan), and (ii) a summary of the Asset Representations Reviewer’s conclusions included in such Asset Review Report (an “Asset Review Report Summary”) to the Trustee and Certificate Administrator. The period of time by which the Asset Review Report must be completed and delivered may be extended by up to an additional [__] days, upon written notice to the parties to the Pooling and Servicing Agreement and the applicable Mortgage Loan Seller(s), if the Asset Representations Reviewer determines pursuant to the Asset Review Standard that such additional time is required due to the characteristics of the Delinquent Loans and/or the Mortgaged Property or Mortgaged Properties. In addition, in the event that the Asset Representations Reviewer does not receive any documentation that it requested from the Master Servicer (with respect to non-Specially Serviced Loans), the Special Servicer (with respect to Specially Serviced Loans) or the applicable Mortgage Loan Seller in sufficient time to allow the Asset Representations Reviewer to complete its Asset Review and deliver an Asset Review Report, the Asset Representations Reviewer will be required to prepare the Asset Review Report solely based on the documents received by the Asset Representations Reviewer with respect to the related Delinquent Loan, and the Asset Representations Reviewer will have no responsibility to independently obtain any such documents from any party to the Pooling and Servicing Agreement or otherwise.

The Pooling and Servicing Agreement will require that the Certificate Administrator (i) include the Asset Review Report Summary in the distribution report on Form 10–D relating to the Collection Period in which the Asset Review Report Summary was received, and (ii) post such Asset Review Report Summary to the Certificate Administrator’s website not later than [__] business days after receipt of such Asset Review Report Summary from the Asset Representations Reviewer.

In no event will the Asset Representations Reviewer be required to determine whether any Test failure constitutes a Material Defect, or whether the Issuing Entity should enforce any rights it may have against the applicable Mortgage Loan Seller, which, in each such case, will be the responsibility of the Enforcing Servicer.  See “—Repurchase Requests; Enforcement of Mortgage Loan Seller’s Obligations Under the Mortgage Loan Purchase Agreement” below.

Eligibility of Asset Representations Reviewer

The Asset Representations Reviewer will be required to represent and warrant in the Pooling and Servicing Agreement that it is an Eligible Asset Representations Reviewer. The Asset Representations Reviewer is required to be at all times an Eligible Asset Representations Reviewer. If the Asset Representations Reviewer ceases to be an Eligible Asset Representations Reviewer, the Asset Representations Reviewer is required to immediately notify the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Certificate Administrator and the Directing Holder of such disqualification and if an Asset Representations Reviewer Termination Event occurs as a result, immediately resign under the Pooling and Servicing Agreement as described under the “—The Asset Representations Reviewer—Resignation of Asset Representations Reviewer” below.

An “Eligible Asset Representations Reviewer” is an entity that (i) is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [APPLICABLE RATING AGENCIES] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of one or more classes of certificates for such transaction citing servicing or other relevant concerns with such special servicer, operating advisor or Asset Representations Reviewer, as applicable, as the sole or material factor in such rating action, (ii) can and will make the representations and warranties of the Asset Representations Reviewer set forth in the Pooling and Servicing Agreement, (iii) is not (and is not Risk Retention Affiliated with) any Sponsor, any Mortgage Loan Seller, any originator, the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Holder, any Risk Retention Consultation Party, the Third Party Purchaser or any of their respective Risk Retention Affiliates, (iv) has not performed (and is not affiliated with any party hired to perform) any due diligence, loan underwriting, brokerage, borrower advisory or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any Sponsor, any Mortgage Loan Seller, any underwriter, the Directing Holder or any Risk Retention Consultation Party or any of their respective affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services and (v) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any Certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the Pooling and Servicing Agreement relates, other than in fees from its role as Asset Representations Reviewer (or as Operating Advisor, if applicable) and except as otherwise set forth in the Pooling and Servicing Agreement.

Other Obligations of Asset Representations Reviewer

The Asset Representations Reviewer and its affiliates are required to keep confidential any Privileged Information received from any party to the Pooling and Servicing Agreement or any Sponsor under the Pooling and Servicing Agreement (including, without limitation, in connection with the review of the Mortgage Loans) and not disclose such Privileged Information to any person (including Certificateholders), other than (1) to the extent expressly required by the Pooling and Servicing Agreement in an Asset Review Report or otherwise, to the other parties to the Pooling and Servicing Agreement with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the Pooling and Servicing Agreement that receives such Privileged Information from the Asset Representations Reviewer with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the Special Servicer other than pursuant to a Privileged Information Exception.

Neither the Asset Representations Reviewer nor any of its affiliates may make any investment in any Class of Certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the Asset Representations Reviewer or (ii) investments by an affiliate of the Asset Representations Reviewer if the Asset Representations Reviewer and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the Asset Representations Reviewer under the Pooling and Servicing Agreement from personnel involved in such affiliate’s investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the Issuing Entity and the Asset Representations Reviewer and its personnel from gaining access to such affiliate’s information regarding its investment activities.

Delegation of Asset Representations Reviewer’s Duties

The Asset Representations Reviewer may delegate its duties to agents or subcontractors in accordance with the Pooling and Servicing Agreement, however, the Asset Representations Reviewer will remain obligated and primarily liable for any Asset Review required in accordance with the provisions of the Pooling and Servicing Agreement without diminution of such obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the Asset Representations Reviewer alone were performing its obligations under the Pooling and Servicing Agreement.

Asset Representations Reviewer Termination Events

The following constitute Asset Representations Reviewer termination events under the Pooling and Servicing Agreement (each, an “Asset Representations Reviewer Termination Event”) whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

●	any failure by the Asset Representations Reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the Pooling and Servicing Agreement, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the Asset Representations Reviewer by the Trustee or to the Asset Representations Reviewer and the Trustee by the holders of

Certificates evidencing at least 25% of the Voting Rights; provided, however, that with respect to any such failure which is not curable within such 30-day period, the Asset Representations Reviewer will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30-day period and has provided the Trustee and the Certificate Administrator with an officer’s certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

●	any failure by the Asset Representations Reviewer to perform its obligations set forth in the Pooling and Servicing Agreement in accordance with the Asset Review Standard in any material respect, which failure continues unremedied for a period of 30 days after the date written notice of such failure is given to the Asset Representations Reviewer by any party to the Pooling and Servicing Agreement;

●	any failure by the Asset Representations Reviewer to be an Eligible Asset Representations Reviewer, which failure continues unremedied for a period of 30 days;

●	a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the Asset Representations Reviewer, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

●	the Asset Representations Reviewer consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the Asset Representations Reviewer or of or relating to all or substantially all of its property; or

●	the Asset Representations Reviewer admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

Upon receipt by the Certificate Administrator of written notice of the occurrence of any Asset Representations Reviewer Termination Event, the Certificate Administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the Certificate Administrator has received notice that such Asset Representations Reviewer Termination Event has been remedied.

Rights Upon Asset Representations Reviewer Termination Event

If an Asset Representations Reviewer Termination Event occurs, and in each and every such case, so long as such Asset Representations Reviewer Termination Event has not been remedied, then either the Trustee (i) may or (ii) upon the written direction of Certificateholders evidencing at least 25% of the Voting Rights (without regard to the application of any Appraisal Reduction Amounts) will be required to, terminate all of the rights and obligations of the Asset Representations Reviewer under the Pooling and Servicing Agreement, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the Asset Representations Reviewer. The Asset Representations Reviewer is required to bear all reasonable costs and expenses of each other party to the Pooling and Servicing Agreement in connection with its termination for cause.

Termination of the Asset Representations Reviewer Without Cause

Upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights (without regard to the application of any Appraisal Reduction Amounts) requesting a vote to terminate and replace the Asset Representations Reviewer with a proposed successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer, and (ii) payment by such holders to the Certificate Administrator of the reasonable fees and expenses to be incurred by the Certificate Administrator in connection with administering such vote, the Certificate Administrator will promptly provide notice of such requested vote to all Certificateholders and the Asset Representations Reviewer by posting such notice on its internet website, and by mailing such notice to all Certificateholders (at the addresses set forth in the certificate register) and the Asset Representations Reviewer. Upon the affirmative vote of the holders of Certificates evidencing at least [75]% of the Voting Rights allocable to the Certificates of those holders that exercise their right to vote (provided that holders representing the applicable Certificateholder Quorum exercise their right to vote within [180] days of the initial request for a vote), the Trustee will be required to terminate all of the rights and obligations of the Asset Representations Reviewer under the Pooling and Servicing Agreement (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the Asset Representations Reviewer, and the proposed successor Asset Representations Reviewer will be appointed. In the event that holders of the Certificates entitled to at least [75]% of a Certificateholder Quorum elect to remove the Asset Representations Reviewer without cause and appoint a successor, the successor Asset Representations Reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.

Resignation of Asset Representations Reviewer

The Asset Representations Reviewer may at any time resign by giving written notice to the other parties to the Pooling and Servicing Agreement. In addition, the Asset Representations Reviewer will at all times be an Eligible Asset Representations Reviewer, and will be required to resign if it fails to be an Eligible Asset Representations Reviewer (and such failure results in an Asset Representations Reviewer Termination Event) by giving written notice to the other parties. Upon such notice of resignation, the Depositor will be required to promptly appoint a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. No resignation of the Asset Representations Reviewer will be effective until a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer has been appointed and accepted the appointment. If no successor Asset Representations Reviewer has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning Asset Representations Reviewer may petition any court of competent jurisdiction for the appointment of a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. The resigning Asset Representations Reviewer must pay all costs and expenses associated with the transfer of its duties.

Asset Representations Reviewer Compensation

Certain fees will be payable to the Asset Representations Reviewer, and the Asset Representations Reviewer will be entitled to be reimbursed for certain expenses, as described under “—Servicing and Other Compensation and Payment of Expenses—Asset Representations Reviewer Compensation”.

Limitation on Liability of the Risk Retention Consultation Parties

The Risk Retention Consultation Parties will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment.

Repurchase Requests; Enforcement of Mortgage Loan Seller’s Obligations Under the Mortgage Loan Purchase Agreement

In the event that an Initial Requesting Certificateholder delivers a written request to a party to the Pooling and Servicing Agreement that a Mortgage Loan be repurchased by the applicable Mortgage Loan Seller alleging the existence of a Material Defect with respect to such Mortgage Loan and setting forth the basis for such allegation (a “Certificateholder Repurchase Request”), the receiving party will be required to promptly forward that Certificateholder Repurchase Request to the Enforcing Servicer, and the Enforcing Servicer will be required to promptly forward that Certificateholder Repurchase Request to the applicable Mortgage Loan Seller and each other party to the Pooling and Servicing Agreement. An “Initial Requesting Certificateholder” is the first Certificateholder or Certificate Owner to deliver a Certificateholder Repurchase Request as described above with respect to a Mortgage Loan, and there may not be more than one Initial Requesting Certificateholder with respect to any Mortgage Loan.

In the event that any of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or the Operating Advisor (solely in its capacity as Operating Advisor) determines that a Mortgage Loan should be repurchased or replaced due to a Material Defect, or has knowledge of a Material Defect with respect to a Mortgage Loan, then such party will be required to deliver prompt written notice of such Material

Defect, identifying the applicable Mortgage Loan and setting forth the basis for such allegation (a “Pooling and Servicing Agreement Party Repurchase Request” and, each of a Certificateholder Repurchase Request or a Pooling and Servicing Agreement Party Repurchase Request, a “Repurchase Request”), to the Enforcing Servicer and the Enforcing Servicer will be required to promptly forward such Pooling and Servicing Agreement Party Repurchase Request to the applicable Mortgage Loan Seller and each other party to the Pooling and Servicing Agreement.

“Enforcing Servicer” means (a) with respect to a Specially Serviced Loan, the Special Servicer, and (b) with respect to a non-Specially Serviced Loan, (i) in the case of a Repurchase Request made by the Special Servicer, the Directing Holder or a Controlling Class Certificateholder, the Master Servicer, and (ii) in the case of a Repurchase Request made by any Person other than the Special Servicer, the Directing Holder or a Controlling Class Certificateholder, (A) prior to a Resolution Failure relating to such non-Specially Serviced Loan, the Master Servicer, and (B) from and after a Resolution Failure relating to such non-Specially Serviced Loan, the Special Servicer.

Subject to the provisions described below under “—Dispute Resolution Provisions”, the Enforcing Servicer will be required to act as the Enforcing Party and enforce the rights of the Issuing Entity against the related Mortgage Loan Seller with respect to each Repurchase Request. However, if a Resolution Failure occurs with respect to a Repurchase Request, the provisions described below under “—Dispute Resolution Provisions—Resolution of a Repurchase Request” will apply. In connection with a Repurchase Request, the “Enforcing Party” will be (i) in the event one or more Requesting Certificateholders or Consultation Requesting Certificateholders has delivered a Final Dispute Resolution Election Notice with respect thereto pursuant to the terms of the Pooling and Servicing Agreement, with respect to the mediation or arbitration that arises out of such Final Dispute Resolution Election Notice, such Requesting Certificateholder(s) and/or Consultation Requesting Certificateholder(s), or (ii) in all other cases, the Enforcing Servicer.

The Enforcing Servicer will be required to enforce the obligations of the Mortgage Loan Sellers under the Mortgage Loan Purchase Agreements pursuant to the terms of the Pooling and Servicing Agreement and the Mortgage Loan Purchase Agreements. These obligations include obligations resulting from a Material Defect. Subject to the provisions of the applicable Mortgage Loan Purchase Agreement relating to the dispute resolutions as described under “—Dispute Resolution Provisions” below, such enforcement, including, without limitation, the legal prosecution of claims, if any, will be required to be carried out in such form, to such extent and at such time as Enforcing Servicer would require were it, in its individual capacity, the owner of the affected Mortgage Loan, and in accordance with the Servicing Standard.

Within [__] days after receipt of an Asset Review Report with respect to any Mortgage Loan, the Enforcing Servicer will be required to determine, based on the Servicing Standard, whether there exists a Material Defect with respect to such Mortgage Loan. If the Enforcing Servicer determines that a Material Defect exists, the Enforcing Servicer will be required to enforce the obligations of the applicable Mortgage Loan Seller under the Mortgage Loan Purchase Agreement with respect to such Material Defect as discussed in the preceding paragraph, subject to the terms of the Mortgage Loan Purchase Agreement. See “—The Asset Representations Reviewer—Asset Review” above.

Any costs incurred by the Enforcing Servicer with respect to the enforcement of the obligations of a Mortgage Loan Seller under the applicable Mortgage Loan Purchase Agreement will be deemed to be Property Advances, to the extent not recovered from the Mortgage Loan Seller or the applicable Requesting Certificateholder and/or Consultation Requesting Certificateholder. See “The Mortgage Loan Purchase Agreements—Dispute Resolution Provisions”.

Dispute Resolution Provisions

Resolution of a Repurchase Request

In the event the Repurchase Request is not Resolved within 180 days after the Mortgage Loan Seller receives the Repurchase Request (a “Resolution Failure”), then the provisions described below in this “—Resolution of a Repurchase Request” section will apply. Receipt of the Repurchase Request will be deemed to occur [2] business days after the Repurchase Request is sent to the related Mortgage Loan Seller in a commercially reasonable manner. “Resolved” means, with respect to a Repurchase Request, that (i) the related Material Defect has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related Mortgage Loan Purchase Agreement, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related Mortgage Loan Purchase Agreement, (iv) the applicable Mortgage Loan Seller has made a Loss of Value Payment, (v) a contractually binding agreement has been entered into between the Enforcing Servicer, on behalf of the Issuing Entity, and the related Mortgage Loan Seller that settles the related Mortgage Loan Seller’s obligations under the related Mortgage Loan Purchase Agreement, or (vi) the related Mortgage Loan is no longer property of the Issuing Entity as a result of a sale or other disposition in accordance with the Pooling and Servicing Agreement. The fact that a Repurchase Request has been Resolved pursuant to clause (vi) above will not preclude the Enforcing Servicer from exercising any of its rights related to a Material Defect in the manner and timing otherwise set forth in the Pooling and Servicing Agreement, in the related Mortgage Loan Purchase Agreement or as provided by law.

After a Resolution Failure occurs with respect to a Repurchase Request regarding a Mortgage Loan (whether the Repurchase Request was initiated by an Initial Requesting Certificateholder or by a party to the Pooling and Servicing Agreement), the Enforcing Servicer will be required to send a notice (a “Proposed Course of Action Notice”) to the Initial Requesting Certificateholder, if any, to the address specified in the Initial Requesting Certificateholder’s Repurchase Request, and to the Certificate Administrator who will make such notice available to all other Certificateholders and Certificate Owners (by posting such notice on the Certificate Administrator’s website) indicating the Enforcing Servicer’s intended course of action with respect to the Repurchase Request. If (a) the Enforcing Servicer’s intended course of action with respect to the Repurchase Request does not involve pursuing further action to exercise rights against the applicable Mortgage Loan Seller with respect to the Repurchase Request, or (b) the Enforcing Servicer’s intended course of action is to pursue further action to exercise rights against the related Mortgage Loan Seller with respect to the Repurchase Request but a Requesting Certificateholder does not agree with the course of action selected by the Enforcing Servicer, and, in the case of clause (a) or (b), a Requesting Certificateholder wishes to exercise its right to refer the matter to mediation (including non-binding arbitration) or arbitration, as discussed below under “—Mediation and Arbitration Provisions”, then a Requesting Certificateholder may deliver to the Enforcing Servicer a written notice (a “Preliminary Dispute Resolution Election Notice”) within [30] days from the date the Proposed Course of Action Notice was posted on the Certificate Administrator’s website (the [30]th day following the date of posting, the “Dispute Resolution Cut-off Date”) indicating its intent to exercise its right to refer the matter to either mediation or arbitration.

In addition, any Certificateholder or Certificate Owner may deliver, prior to the Dispute Resolution Cut-off Date, a written notice (a “Consultation Election Notice”) requesting the right to participate in any Dispute Resolution Consultation (as defined below) that is conducted by the Enforcing Servicer following the Enforcing Servicer’s receipt of a Preliminary Dispute Resolution Election Notice as provided below.

A “Requesting Certificateholder” means (i) the Initial Requesting Certificateholder, if any, or (ii) any other Certificateholder or Certificate Owner that, in each case, is exercising its rights under this “—Dispute Resolution” section to refer a matter involving a Repurchase Request to either mediation or arbitration.

A “Consultation Requesting Certificateholder” means any Certificateholder or Certificate Owner that timely delivers a Consultation Election Notice.

If no Requesting Certificateholder delivers a Preliminary Dispute Resolution Election Notice prior to the Dispute Resolution Cut-off Date, then no Certificateholder or Certificate Owner will have the right to refer the Repurchase Request to mediation or arbitration, and the Enforcing Servicer will be the sole party obligated and entitled to determine a course of action, including, but not limited to, enforcing the Issuing Entity’s rights against the related Mortgage Loan Seller, subject to any consent or consultation rights of the Directing Holder.

Promptly and in any event within [10] business days following receipt of a Preliminary Dispute Resolution Election Notice from a Requesting Certificateholder, the Enforcing Servicer will be required to consult with each Requesting Certificateholder regarding such Requesting Certificateholder’s intention to elect either mediation (including non-binding arbitration) or arbitration as the dispute resolution method with respect to the Repurchase Request and with any Consultation Requesting Certificateholder (the “Dispute Resolution Consultation”) so that such Requesting Certificateholder and such Consultation Requesting Certificateholder may consider the views of the Enforcing Servicer as to the claims underlying the Repurchase Request and possible dispute resolution methods, such discussions to occur and be completed no later than [10] business days following the Dispute Resolution Cut-off Date. The Enforcing Servicer will be entitled to establish procedures the Enforcing Servicer deems to be in accordance with the Servicing Standard relating to the timing and extent of such consultations. No later than [5] business days after completion of the Dispute Resolution Consultation, a Requesting Certificateholder or a Consultation Requesting Certificateholder may provide a final notice to the Enforcing Servicer indicating its decision to exercise its right to refer the matter to either mediation or arbitration (“Final Dispute Resolution Election Notice”).

If, following the Dispute Resolution Consultation, no Requesting Certificateholder or Consultation Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then no Certificateholder or Certificate Owner will have any further right to refer the Repurchase Request to mediation or arbitration, and the Enforcing Servicer will be the sole party obligated and entitled to determine a course of action, including, but not limited to, enforcing the Issuing Entity’s rights against the related Mortgage Loan Seller, subject to any consent or consultation rights of the Directing Holder.

If a Requesting Certificateholder or Consultation Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then such Requesting Certificateholder or Consultation Requesting Certificateholder will become the Enforcing Party and must promptly submit the matter to mediation (including non-binding arbitration) or arbitration. If there is more than one Requesting Certificateholder or Consultation Requesting Certificateholder that timely delivers a Final Dispute Resolution Election Notice, then such Requesting Certificateholders and/or Consultation Requesting Certificateholders will collectively become the Enforcing Party, and the holder or holders of a majority of the Voting Rights among such Requesting Certificateholders and/or Consultation Requesting Certificateholders will be entitled to make all decisions relating to such mediation or arbitration (including whether to refer the matter to mediation (including non-binding arbitration) or arbitration). If, however, no Requesting Certificateholder or Consultation Requesting Certificateholder commences arbitration or mediation pursuant to the terms of the Pooling and Servicing Agreement within [30] days after delivery of its Final Dispute Resolution Election Notice to the Enforcing Servicer, then (i) the rights of any Requesting Certificateholder or Consultation Requesting Certificateholder to act as the Enforcing Party will terminate and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the Enforcing Servicer will take no further action with respect to the Repurchase Request, then the related Material Defect will be deemed waived for all purposes under the Pooling and Servicing Agreement and related Mortgage Loan Purchase Agreement; provided, however, that such Material Defect will not be deemed waived with respect to the Enforcing Servicer to the extent there is a material change from the facts and circumstances known to it at the time when the Proposed Course of Action Notice was delivered by the Enforcing Servicer, and (iii) if the Proposed Course of Action Notice had indicated a course of action other than the course of action under clause (ii), then the Enforcing Servicer will be the sole party obligated and entitled to determine a course of action including, but not limited to, enforcing the Issuing Entity’s rights against the related Mortgage Loan Seller.

Notwithstanding the foregoing, the dispute resolution provisions described under this heading “—Resolution of a Repurchase Request” will not apply, and the Enforcing Servicer will be the sole party entitled to enforce the Issuing Entity’s rights against the related Mortgage Loan Seller, if the Enforcing Servicer has commenced litigation with respect to the Repurchase Request, or determines in accordance with the Servicing Standard that it is in the best interest of Certificateholders to commence litigation with respect to the Repurchase Request to avoid the running of any applicable statute of limitations.

In the event a Requesting Certificateholder or Consultation Requesting Certificateholder becomes the Enforcing Party, the Enforcing Servicer, on behalf of the Issuing Entity, will remain a party to any proceedings against the related Mortgage Loan Seller as further described below. For the avoidance of doubt, the Depositor, the Mortgage Loan Sellers and any of their respective affiliates will not be entitled to be a Requesting Certificateholder or Consultation Requesting Certificateholder.

The Requesting Certificateholders or Consultation Requesting Certificateholders are entitled to elect either mediation or arbitration with respect to a Repurchase Request in their sole discretion; provided, however, no Requesting Certificateholder or Consultation Requesting Certificateholder may elect to then utilize the alternative method in the event that the initial method is unsuccessful, and no other Certificateholder or Certificate Owner may elect either arbitration or mediation in the event a mediation or arbitration is undertaken with respect to such Repurchase Request.

Mediation and Arbitration Provisions

If the Enforcing Party elects mediation (including non-binding arbitration) or arbitration, the mediation or arbitration will be administered by a nationally recognized arbitration or mediation organization selected by the applicable Mortgage Loan Seller. A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, an attorney admitted to practice in the State of New York and have at least [__] years of experience in commercial litigation and, if possible, commercial real estate finance or commercial mortgage-backed securitization matters.

The expenses of any mediation will be allocated among the parties to the mediation, including, if applicable, between the Enforcing Party and Enforcing Servicer, as mutually agreed by the parties as part of the mediation.

In any arbitration, the arbitrator will be required to resolve the dispute in accordance with the Mortgage Loan Purchase Agreement and Pooling and Servicing Agreement, and may not modify or change those agreements in any way or award remedies not consistent with those agreements. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion. In the event a Requesting Certificateholder or Consultation Requesting Certificateholder is the Enforcing Party, the Requesting Certificateholder or Consultation Requesting Certificateholder will be required to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings.

The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the Enforcing Party would be waiving its right to sue in court, including the right to a trial by jury.

In the event a Requesting Certificateholder or Consultation Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, will be required under the Pooling and Servicing Agreement to contain an acknowledgment that the Issuing Entity, or the Enforcing Servicer on its behalf, will be a party to any arbitration or mediation proceedings solely for the purpose of being the beneficiary of any award in favor of the Enforcing Party; provided that the degree and extent to which the Enforcing Servicer actively prepares for and participates in such proceeding will be determined by such Enforcing Servicer in consultation with the Directing Holder (provided that if the Controlling Class Representative is the Directing Holder, no Consultation Termination Event has occurred and is continuing and an Excluded Mortgage Loan is not involved), and in accordance with the Servicing Standard. All amounts recovered by the Enforcing Party will be required to be paid to the Issuing Entity, or the Enforcing Servicer on its behalf, and deposited in the Collection Account. The agreement with the arbitrator or mediator, as the case may be, will provide that in the event a Requesting Certificateholder or Consultation Requesting Certificateholder is allocated any related costs and expenses pursuant to the terms of the arbitrator’s decision or the agreement reached in mediation, neither the Issuing Entity nor the Enforcing Servicer acting on its behalf will be responsible for any such costs and expenses allocated to the Requesting Certificateholder or Consultation Requesting Certificateholder.

The Issuing Entity (or the Enforcing Servicer or a trustee, acting on its behalf), the Depositor or any Mortgage Loan Seller will be permitted to redact any personally identifiable customer information included in any information provided for purposes of any mediation or arbitration. Each party to the proceedings will be required to agree to keep confidential the details related to the Repurchase Request and the dispute resolution identified in connection with such proceedings; provided, however, the Certificateholders will be permitted to communicate prior to the commencement of any such proceedings to the extent described under “Description of the Certificates—Certificateholder Communication”.

For avoidance of doubt, in no event will the exercise of any right of a Requesting Certificateholder or Consultation Requesting Certificateholder to refer a Repurchase Request to mediation or arbitration or to participate in such mediation or arbitration affect in any manner the ability of the Special Servicer to perform its obligations with respect to a Specially Serviced Loan (including without limitation, a liquidation, foreclosure, negotiation of a loan modification or workout, acceptance of a discounted pay off or deed-in-lieu of foreclosure, or bankruptcy or other litigation) or the exercise of any rights of a Directing Holder.

Any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses.

Rating Agency Confirmations

The Pooling and Servicing Agreement will provide that, notwithstanding the terms of the related Serviced Mortgage Loan documents or other provisions of the Pooling and Servicing Agreement, if any action under the Serviced Mortgage Loan documents or the Pooling and Servicing Agreement requires a Rating Agency Confirmation from each of the Rating Agencies as a condition precedent to such action, if the party (the “Requesting Party”) required to obtain such Rating Agency Confirmation has made a request to any Rating Agency for such Rating Agency Confirmation and if, within 10 business days of such request being posted to the Rule 17g-5 website established under the Pooling and Servicing Agreement, any Rating Agency has not granted such request, rejected such request or provided a Rating Agency Declination (as defined below), then (i) such Requesting Party will be required to promptly request the related Rating Agency Confirmation again and (ii) if there is no response to such second Rating Agency Confirmation request from the applicable Rating Agency within five business days of such second request, whether in the form of granting or rejecting such Rating Agency Confirmation request or providing a Rating Agency Declination, then:

(x) with respect to any condition in any Serviced Mortgage Loan document requiring a Rating Agency Confirmation or any other matter under the Pooling and Servicing Agreement relating to the servicing of the Serviced Mortgage Loans (other than as set forth in clause (y) or (z) below), the Requesting Party (or, if the Requesting Party is the related borrower, then the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans and REO Properties), as applicable) will be required to determine (with the consent of the related Directing Holder, unless, in the case of the Controlling Class Representative, a Control Termination Event has occurred and is continuing (but in each case only in the case of actions that would otherwise be Major Decisions), which consent will be pursued by the Special Servicer and deemed given if the related Directing Holder does not respond within seven Business Days of receipt of a request from the Special Servicer to consent to the Requesting Party’s determination), in accordance with its duties under the Pooling and Servicing Agreement and in accordance with the Servicing Standard, whether or not such action would be in accordance with the Servicing Standard, and if the Requesting Party (or, if the Requesting Party is the related borrower, then the Master Servicer or the Special Servicer, as applicable) makes such determination, then the requirement for a Rating Agency Confirmation will not apply (provided, however, with respect to defeasance, release or substitution of any collateral relating to any Serviced Mortgage Loan, any applicable Rating Agency Confirmation requirement in the Serviced Mortgage Loan documents will not apply, even without the determination referred to in this clause (x) by the Requesting Party (or, if the Requesting Party is the related borrower, then the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans and REO Properties), as applicable); provided, that the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will in any event review the other conditions required under the related Serviced Mortgage Loan documents with respect to such defeasance, release or substitution and confirm to its satisfaction in accordance with the Servicing Standard that such conditions (other than the requirement for a Rating Agency Confirmation) have been satisfied);

(y)         with respect to a replacement of the Master Servicer or the Special Servicer, such condition will be considered satisfied if:

(1)	[NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement Master Servicer or Special Servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in any other CMBS transaction serviced by the applicable servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency;

(2)	[NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement Master Servicer or Special Servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in any other CMBS transaction serviced by the applicable servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency, as applicable; and

(3)	as certified to, in writing, by such replacement Master Servicer or replacement Special Servicer, as applicable, the replacement Master Servicer or replacement Special Servicer is acting as Master Servicer or Special Servicer, as applicable, in a commercial Mortgage Loan securitization that was rated by a Rating Agency within the [12-]month period prior to the date of determination and Morningstar has not qualified, downgraded or withdrawn the then-current rating or ratings of one or more classes of CMBS Certificates citing servicing concerns with the replacement Master Servicer or replacement Special Servicer, as applicable, as the sole or material factor in such rating action, if Morningstar is the non-responding Rating Agency; and

(z)         with respect to a replacement or successor of the Operating Advisor, such condition will be deemed to be waived with respect to any non-responding Rating Agency so long as such Rating Agency has not cited concerns regarding the replacement Operating Advisor as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in any other CMBS transaction with respect to which the replacement Operating Advisor acts as trust advisor or Operating Advisor prior to the time of determination.

For all other matters or actions (a) not specifically discussed above in clauses (x), (y), or (z) above, and (b) that are not the subject of a Rating Agency Declination, the applicable Requesting Party will be required to obtain a Rating Agency Confirmation from each of the Rating Agencies. In the event an action otherwise requires a Rating Agency Confirmation from each of the Rating Agencies, in absence of such Rating Agency Confirmation, we cannot assure you that any Rating Agency will not downgrade, qualify or withdraw its ratings as a result of any such action taken by the Master Servicer or the Special Servicer in accordance with the procedures discussed above.

“Rating Agency Confirmation” means, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event specified in this prospectus will not in and of itself result in the downgrade, withdrawal or qualification of the then-current rating assigned to any Class of Certificates (if then rated by the Rating Agency); provided that upon receipt of a written waiver or acknowledgment from any applicable Rating Agency indicating its decision not to review or declining to review the matter for which the Rating Agency Confirmation is sought (such written notice, a “Rating Agency Declination”), the requirement to receive a Rating Agency Confirmation from the applicable Rating Agency with respect to such matter will be deemed to have been satisfied.

In addition, the Pooling and Servicing Agreement will provide that, notwithstanding the terms of the related Serviced Mortgage Loan documents, the other provisions of the Pooling and Servicing Agreement or the related Co-Lender Agreement, with respect to any Serviced Companion Loan Securities, if any action relating to the servicing and administration of the related Serviced Loan or any related REO Property (including but not limited to the replacement of the Master Servicer, the Special Servicer or a sub-servicer) requires delivery of a Rating Agency Confirmation as a condition precedent to such action pursuant to the Pooling and Servicing Agreement, then such action will also require delivery of a rating agency confirmation as a condition precedent to such action from each rating agency that was or will be engaged by a party to the securitization of the Serviced Companion Loan to assign a rating to such Serviced Companion Loan Securities. The requirement to obtain a rating agency confirmation with respect to any Serviced Companion Loan Securities will be subject to, and will be permitted to be waived by the Master Servicer and the Special Servicer on, and will be deemed not to apply on, the same terms and conditions applicable to obtaining Rating Agency Confirmations, as described above and in the Pooling and Servicing Agreement.

Termination; Retirement of Certificates

The obligations created by the Pooling and Servicing Agreement will terminate upon payment (or provision for payment) to all Certificateholders of all amounts held by the Certificate Administrator and required to be paid following the earlier of (1) the final payment (or related Advance) or other liquidation of the last Mortgage Loan[, Trust Subordinate Companion Loan] and REO Property, (2) the voluntary exchange of all the then outstanding Certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) as described below under “—Optional Termination; Optional Mortgage Loan Purchase” or (3) the purchase or other liquidation of all of the assets of the Issuing Entity as described under “—Optional Termination; Optional Mortgage Loan Purchase” below. Written notice of termination of the Pooling and Servicing Agreement will be given by the Certificate Administrator to each Certificateholder, each Rating Agency, the Loan Specific Directing Certificateholders and

the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website), and the final distribution will be made only upon surrender and cancellation of the applicable Certificates at the office of the Certificate Registrar or other location specified in the notice of termination.

Optional Termination; Optional Mortgage Loan Purchase

The holders of the Controlling Class representing greater than [50]% of the Certificate Balance of the Controlling Class, and if the Controlling Class does not exercise its option, the Special Servicer and, if the Special Servicer does not exercise its option, the Master Servicer and, if none of the Controlling Class Certificateholders, the Special Servicer or the Master Servicer exercises its option, the holders of the Class R Certificates, representing greater than a [50]% Percentage Interest of the Class R Certificates, will have the option to purchase all of the Mortgage Loans (in the case of any Serviced Loan Combinations, subject to certain rights of the related Serviced Companion Loan Holder provided for in the related Co-Lender Agreement) and all property acquired in respect of any Mortgage Loan remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then outstanding Certificates, on any Distribution Date on which the aggregate Stated Principal Balance of the Mortgage Loans remaining in the Issuing Entity is less than [1]% of the aggregate Stated Principal Balance of such Mortgage Loans as of the Cut-off Date. The purchase price payable upon the exercise of such option on such a Distribution Date will be an amount equal to (i) the sum of (A) the aggregate Repurchase Price (excluding the amount described in clause (vi) of the definition of “Repurchase Price”) of all the Mortgage Loans (exclusive of REO Mortgage Loans) included in the Issuing Entity, (B) the appraised value of the Issuing Entity’s portion of each REO Property, if any, included in the Issuing Entity, as determined by the Special Servicer (such appraisals in clause (i)(B) to be obtained by the Special Servicer and prepared by an Appraiser in accordance with MAI standards) and (C) the reasonable out-of-pocket expenses of the Master Servicer (unless the Master Servicer is the purchaser of such Mortgage Loans), the Special Servicer (unless the Special Servicer is the purchaser of such Mortgage Loans), the Trustee and the Certificate Administrator, as applicable, with respect to such termination, minus (ii) solely in the case where the Master Servicer or the Special Servicer is effecting such purchase, the aggregate amount of unreimbursed Advances, if any, made by the purchasing Master Servicer or Special Servicer, together with any interest accrued and payable to the purchasing Master Servicer or Special Servicer, as applicable, in respect of such Advances and any unpaid Servicing Fees or Special Servicing Fees, as applicable, remaining outstanding (which items will be deemed to have been paid or reimbursed to the purchasing Master Servicer or Special Servicer, as applicable, in connection with such purchase). We cannot assure you that payment of the Certificate Balance, if any, of each outstanding Class of Certificates plus accrued interest would be made in full in the event of such a termination of the Issuing Entity.

The Issuing Entity may also be terminated upon the exchange of all then outstanding Certificates (excluding the Class [ARD] and Class R Certificates) for the Mortgage Loans[, the Trust Subordinate Companion Loan] and each REO Property (or interests in the Mortgage Loans and each REO Property) remaining in the Issuing Entity at any time the aggregate Certificate Balances of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-AB and Class D Certificates and the Class A-S, Class B and Class C Trust Components (and, correspondingly, the Class A-S, Class B, Class C and Class [__] Certificates) and the Notional Amounts of the Class X-A and Class X-B Certificates have been reduced to zero and the Master Servicer is paid a fee specified in the Pooling and Servicing Agreement, but all the holders of such Classes of outstanding Regular Certificates would have to voluntarily participate in such exchange.

In the event that the Trust Subordinate Companion Loan and the [LOAN-SPECIFIC CLASS] Certificates are still outstanding at the time that any optional termination described above is effectuated, the Trust Subordinate Companion Loan will be returned to the holder of the [LOAN-SPECIFIC CLASS] Certificates in exchange for the [LOAN-SPECIFIC CLASS] Certificates and the Master Servicer will have no further obligation to service the Trust Subordinate Companion Loan under the Pooling and Servicing Agreement.

[Servicing of the Outside Serviced Mortgage Loans

General

The Outside Serviced Mortgage Loans (including any Servicing Shift Mortgage Loan that becomes an Outside Serviced Mortgage Loan) will be serviced and administered pursuant to a servicing agreement for the securitization of one or more related Companion Loans. The identity of, and certain other items of information regarding, the Mortgage Loans that will be (or, with respect to the Servicing Shift Mortgage Loans, are expected to become) Outside Serviced Mortgage Loans are set forth in the following table:

Outside Serviced Mortgage Loans Summary(1)

Mortgaged Property Name	Mortgage Loan Seller(s)	Outside Servicing Agreement(2) (Date Thereof)	Mortgage Loan as Approx. % of Initial Pool Balance	Outside Servicer	Outside Special Servicer	Outside Trustee	Outside Custodian	Outside Operating Advisor	Initial Outside Controlling Class Representative(3)

(1)	Includes Servicing Shift Mortgage Loans which, in each case, will become Outside Serviced Mortgage Loans after the related shift in servicing occurs. However, until the occurrence of the related Controlling Pari Passu Companion Loan Securitization Date, the related Loan Combination will be serviced and administered pursuant to the Pooling and Servicing Agreement by the parties thereto.

(2)	“PSA” means Pooling and Servicing Agreement.

(3)	The initial Outside Controlling Class Representative may instead be an affiliate of the entity listed.

(4)	The [ ] Mortgage Loan is a Servicing Shift Mortgage Loan that (i) will initially be serviced and administered by the Master Servicer and the Special Servicer pursuant to the Pooling and Servicing Agreement for this securitization transaction, and (ii) upon the inclusion of the related Controlling Pari Passu Companion Loan in a future commercial mortgage securitization transaction, will be an Outside Serviced Mortgage Loan, and will be serviced and administered by an Outside Servicer and an Outside Special Servicer pursuant to an Outside Servicing Agreement governing that future commercial mortgage securitization transaction. The parties to the related Outside Servicing Agreement for the securitization of the related Controlling Pari Passu Companion Loan giving rise to a servicing shift have not been definitively identified.

(5)	With respect to the [ ] Mortgage Loan, there will be no initial Outside Controlling Class Representative until the occurrence of the related Controlling Pari Passu Companion Loan Securitization Date. See the “Loan Combination Controlling Notes and Non-Controlling Notes” chart under “Description of the Mortgage Pool—The Loan Combinations—General” for the identity of the related Controlling Note Holder for each related Loan Combination.

(6)	The [ ] PSA is referred to herein as the “[ ] Pooling and Servicing Agreement”.

(7)	With respect to the [ ] Mortgage Loan, the control rights and the right to replace the applicable special servicer are held by the holder of the Subordinate Companion Loan (currently held by [ ]) so long as no [ ] Control Appraisal Period is in effect. If a [ ] Control Appraisal Period under the related Co-Lender Agreement is in effect, then note A-1 will be the Controlling Note with the rights referred to above. Note A-1 was contributed to the [ ] securitization transaction, and therefore, the controlling class representative (or equivalent party) under the [ ] securitization transaction is the Outside Controlling Class Representative with respect to the [ ] Mortgage Loan. See the “Loan Combination Controlling Notes and Non-Controlling Notes” chart under “Description of the Mortgage Pool—The Loan Combinations—General” for the identities of the note holders for the [ ] Loan Combination. See also “Description of the Mortgage Pool—The Loan Combinations—The [ ] Pari Passu-AB Loan Combination”.

(8)	The [ ] PSA is referred to herein as the “[ ] Pooling and Servicing Agreement”.

Each Outside Serviced Mortgage Loan, and any related REO Property, will be serviced under the applicable Outside Servicing Agreement. Accordingly, the applicable Outside Servicer will generally make property protection advances and remit collections on the respective Outside Serviced Mortgage Loan to or on behalf of the Issuing Entity. However, the Master Servicer will generally be obligated to compile reports that include information on the Outside Serviced Mortgage Loans, and make P&I Advances with respect to the Outside Serviced Mortgage Loans, subject to any non-recoverability determination. Each Outside Servicing Agreement will (or, if the terms thereof are not yet definitively known, is expected to) address similar servicing matters (and, subject to the discussion below, in a substantially similar manner) as the Pooling and Servicing Agreement, including, but not limited to: collection of payments; establishment of accounts to hold such payments; investment of funds in those accounts; maintenance of insurance coverage on the applicable Mortgaged Property; enforcement of due-on-sale and due-on-encumbrance provisions; property inspections; collection of operating statements; loan assumptions; realization upon and sale of defaulted loans; acquisition, operation, maintenance and disposition of REO properties; servicing compensation; modifications, waivers, amendments and consents with respect to the applicable Mortgage Loan(s); servicing reports; servicer liability and indemnification; servicer resignation rights; servicer termination events and the ability of certain parties to terminate a particular servicer in connection with a servicer termination event or otherwise. However, the servicing arrangements under each Outside Servicing Agreement will differ (or, if not yet definitively known, are expected to differ) in certain respects from the servicing arrangements under the Pooling and Servicing Agreement, including as regards one or more of the following: timing; control or consultation triggers or thresholds; terminology; allocation of ministerial duties between multiple servicers or other service providers; certificateholder or investor voting or consent thresholds; master servicer and special servicer termination events; rating requirements for servicers, trustees and other service providers, as well as for eligible accounts and permitted investments; and the circumstances under which approvals, consents, consultation, notices or rating agency confirmations may be required.

Specified Servicing Matters

[With respect to those Mortgage Loans that, as of the Closing Date, will be Outside Serviced Mortgage Loans, subject to any exceptions set forth below, the respective Outside Servicing Agreements provide (or, in the case of any such Outside Servicing Agreements as to which the related terms thereof are not definitively known, are expected to provide) generally to the following effect:

●	Although payments and other collections on an Outside Serviced Mortgage Loan may initially be deposited into a clearing account and commingled with the related Outside Servicer’s own funds or funds related to other mortgage loans serviced by such related Outside Servicer, the related Outside Servicing Agreement will provide for a separate account or sub-account in which payments and other collections on the related Outside Serviced Loan Combination are to be deposited and maintained by the related Outside Servicer pending remittance to the related Outside Certificate Administrator, the holder of such Outside Serviced Mortgage Loan and any other related Companion Loan Holder(s). Similarly, the Outside Special Servicer for each Outside Serviced Loan Combination is to establish and maintain a separate account or sub-account with respect to any REO Property acquired with respect to such Outside Serviced Loan Combination.

●	The Outside Servicer for each Outside Serviced Mortgage Loan will earn a primary servicing fee calculated at the per annum rate described under “—Servicing and Other Compensation and Payment of Expenses—Fees and Expenses” above with respect to such Outside Serviced Mortgage Loan.

●	The liquidation fee, the special servicing fee and the workout fee with respect to each Outside Serviced Mortgage Loan will be calculated in a manner similar (although not identical) to the manner in which the corresponding fees are calculated under the Pooling and Servicing Agreement and, in any event, are generally payable in the amounts described under “—Servicing and Other Compensation and Payment of Expenses” in this prospectus.

●	No party to any Outside Servicing Agreement will be obligated to make P&I Advances with respect to the related Outside Serviced Mortgage Loan.

●	The related Outside Servicer will be obligated to make property protection advances with respect to each Outside Serviced Loan Combination. The related Outside Servicer will be entitled to be reimbursed for any such property protection advances (with interest thereon at a prime rate), first, (after reimbursement from collections on, and proceeds of, any related Subordinate Companion Loan(s) (if any)), from collections on, and proceeds of, the related Outside Serviced Mortgage Loan and the related Pari Passu Companion Loan(s), on a pro rata and pari passu basis (based on each such loan’s outstanding principal balance), and then if the related Outside Servicer determines that a property protection advance it made with respect to the subject Outside Serviced Loan Combination or the related Mortgaged Property is nonrecoverable from such collections and proceeds, from general collections on all the Mortgage Loans, from general collections on the mortgage loans included in the trust fund created under the related Outside Servicing Agreement and from general collections on the mortgage loans included in any other securitization of a related Pari Passu Companion Loan, on a pro rata basis (based on the respective outstanding principal balances of the related Outside Serviced Mortgage Loan and the related Pari Passu Companion Loan(s)).

●	The related Outside Servicing Agreement may vary from the Pooling and Servicing Agreement as regards the extent to which late payment charges, default interest, modification fees, assumption fees, consent fees, defeasance fees and other ancillary fees are allocated to (i) cover or offset compensation, (ii) pay master servicing compensation and (iii) pay special servicing compensation, and in any event such items will not be passed through to the Issuing Entity. The extent to which any such items collected on any Outside Serviced Loan Combination will, in turn, be applied to cover or offset expenses may be materially less under the related Outside Servicing Agreement than would have been the case under the Pooling and Servicing Agreement.

●	With respect to each Outside Serviced Loan Combination, provided that the equivalent of a Control Termination Event does not exist under the related Outside Servicing Agreement, the related Outside

Controlling Class Representative will generally have the right to terminate the related Outside Special Servicer, with or without cause, and appoint a successor thereto that meets the requirements of the related Outside Servicing Agreement; provided, that, in the case of the DreamWorks Campus Loan Combination, such termination right will belong to the holder of the related Subordinate Companion Loan so long as no DreamWorks Campus Control Appraisal Period is in effect.

●	With respect to each Outside Serviced Loan Combination, after the occurrence and during the continuance of the equivalent of a Control Termination Event under the related Outside Servicing Agreement, at the written direction or affirmative vote of holders of the applicable classes of certificates (evidencing the requisite percentage of voting rights) issued under the related Outside Servicing Agreement, the related Outside Special Servicer may be replaced. Notwithstanding the foregoing, in the case of each of the DreamWorks Campus Loan Combination and the Oak Portfolio Loan Combination, the related Outside Special Servicer may be replaced by the holders of the applicable certificates (evidencing the requisite percentage of voting rights) based on the recommendation of the related Outside Operating Advisor at any time.

●	If an Outside Serviced Mortgage Loan becomes a defaulted loan, then (subject to, in each case if and when applicable, the consent and/or consultation rights of the related Outside Controlling Class Representative, the related Outside Operating Advisor (if any), the holder of such Outside Serviced Mortgage Loan and/or the holder of any related Companion Loan not included in the trust fund created under the related Outside Servicing Agreement) the related Outside Special Servicer will be required to take one of the following actions in response: (i) foreclose upon or otherwise comparably convert ownership of the related Mortgaged Property; (ii) negotiate a workout with the related borrower, which may include a modification, waiver or amendment of the related Outside Serviced Loan Combination that affects the timing and/or amount of payments on such Outside Serviced Mortgage Loan; or (iii) sell such Outside Serviced Mortgage Loan and the related Pari Passu Companion Loan(s) as notes evidencing one whole loan in accordance with the terms of the related Outside Servicing Agreement and the related Co-Lender Agreement.

●	With respect to each Outside Serviced Loan Combination, the related Outside Controlling Class Representative will generally have the right under the related Outside Servicing Agreement to approve (so long as the equivalent of a Control Termination Event does not exist under the related Outside Servicing Agreement) or consult (if the equivalent of a Control Termination Event does exist, but the equivalent of a Consultation Termination Event does not exist, under the related Outside Servicing Agreement) regarding the implementation of any asset status report and the taking of certain material servicing decisions (which are likely to vary to some extent from Major Decisions under the Pooling and Servicing Agreement); provided that, in the case of the DreamWorks Campus Loan Combination, such approval right will belong to the holder of the related Subordinate Companion Loan so long as no DreamWorks Campus Control Appraisal Period is in effect.

●	The actions that the related Outside Servicer is permitted to take with respect to an Outside Serviced Loan Combination without obtaining the consent of the related Outside Special Servicer under the related Outside Servicing Agreement will likely differ to some extent from the actions that the Master Servicer is permitted to take with respect to Serviced Loans without obtaining the consent of the Special Servicer under the Pooling and Servicing Agreement.

●	The Mortgaged Property securing each Outside Serviced Loan Combination will be subject to inspection (A) at least once per calendar year with respect to any Mortgaged Property with a stated principal balance of $2,000,000 or more and (b) at least once every other calendar year with respect to any Mortgaged Property with a stated principal balance less than $2,000,000 in a manner substantially similar to that under the Pooling and Servicing Agreement.

●	The requirement of the related Outside Servicer to make compensating interest payments in respect of each Outside Serviced Mortgage Loan will be substantially similar (although such payments may be calculated by reference to a different servicing fee rate) to the requirement of the Master Servicer to make Compensating Interest Payments in respect of the Serviced Companion Loans under the Pooling and Servicing Agreement.

●	With respect to each Outside Serviced Mortgage Loan, each of the related Outside Servicer and Outside Special Servicer (a) will have rights related to resignation substantially similar to those of the Master Servicer and the Special Servicer under the Pooling and Servicing Agreement and (b) will be subject to servicer termination events substantially similar to those in the Pooling and Servicing Agreement, as well as the rights related thereto.

●	With respect to each Outside Serviced Mortgage Loan, each of the related Outside Servicer and the related Outside Special Servicer will be liable in accordance with the related Outside Servicing Agreement only to the extent of its obligations specifically imposed by that agreement. Accordingly, with respect to each Outside Serviced Mortgage Loan, each of the related Outside Servicer and the related Outside Special Servicer will, in general, not be liable for any action taken or for refraining from the taking of any action in good faith pursuant to the related Outside Servicing Agreement or for errors in judgment; provided that neither such party will be protected against any breach of representations or warranties made by it in the related Outside Servicing Agreement or against any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties under the related Outside Servicing Agreement.

●	With respect to each Outside Serviced Mortgage Loan as to which the related Outside Securitization involves the issuance of “eligible vertical interests” (as defined in Regulation RR), the related Outside Servicing Agreement may provide for one or more “risk retention consultation parties” with certain consultation rights.]

The trust fund created under each Outside Servicing Agreement, together with the related Outside Servicer, the related Outside Special Servicer and various other parties to such Outside Servicing Agreement and certain related persons and entities, will be entitled to be indemnified by the Issuing Entity for the Issuing Entity’s pro rata share of certain costs, expenses, losses and liabilities incurred by such party in connection with the related Outside Serviced Loan Combination, all in accordance with the terms and conditions of the related Co-Lender Agreement.

For further information, see the discussion of each Outside Serviced Loan Combination under “Description of the Mortgage Pool—The Loan Combinations” in this prospectus.

Prospective investors are encouraged to review the full provisions of each Outside Servicing Agreement, which is available (or, if applicable, is expected to be available following the closing of the related commercial mortgage securitization) either: (a) online at www.sec.gov or (b) by requesting a copy from the underwriters.

[Servicing Shift Mortgage Loans

The servicing of a Servicing Shift Loan Combination is expected to be governed by the Pooling and Servicing Agreement only temporarily, until the securitization of the related Controlling Pari Passu Companion Loan. Thereafter, such Servicing Shift Loan Combination will be serviced by the related Outside Servicer and, if and to the extent necessary, the related Outside Special Servicer under and pursuant to the terms of the related Outside Servicing Agreement governing such future securitization. Although the related Co-Lender Agreement imposes some requirements regarding the terms of the related Outside Servicing Agreement governing such future securitization, the securitization to which the related Controlling Pari Passu Companion Loan is to be contributed has not been determined, and accordingly, the servicing terms of such future Outside Servicing Agreement are unknown. See “Description of the Mortgage Pool—The Loan Combinations”.]

Related Provisions of the Pooling and Servicing Agreement

[With respect to each Outside Serviced Mortgage Loan, the Pooling and Servicing Agreement will provide that:

●	The Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator and the Trustee will have no obligation or authority under the Pooling and Servicing Agreement to (a) supervise the applicable Outside Servicer, the applicable Outside Special Servicer, the applicable Outside Trustee or any other party to the applicable Outside Servicing Agreement or (b) make

Property Advances with respect to such Outside Serviced Mortgage Loan. Any obligation of the Master Servicer to provide information to the Trustee or any other person with respect to the Outside Serviced Mortgage Loans is dependent on their receipt of the corresponding information from the applicable Outside Servicer or the applicable Outside Special Servicer.

●	If a party to the applicable Outside Servicing Agreement requests the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or the Custodian to consent to, or consult with respect to, a modification, waiver or amendment of, or other loan-level action related to, the applicable Outside Serviced Mortgage Loan (except a modification, waiver or amendment of the applicable Outside Servicing Agreement or the related Co-Lender Agreement), then the party that receives such request will be required (but in the case of the Master Servicer subject to the limitation that it will only be required to deliver any such request to the Special Servicer) to promptly deliver a copy of such request to the Controlling Class Representative (if no Control Termination Event (in the case of consent rights) or Consultation Termination Event (in the case of consultation rights) has occurred and is continuing and such Outside Serviced Mortgage Loan is not an Excluded Mortgage Loan) or to the Special Servicer (if a Control Termination Event (in the case of consent rights) or Consultation Termination Event (in the case of consultation rights) has occurred and is continuing or such Outside Serviced Mortgage Loan is an Excluded Mortgage Loan), as applicable, and, following the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, to the Operating Advisor, and the Controlling Class Representative or the Special Servicer, as applicable, will be entitled to exercise any such consent and/or consultation right; provided, that after the occurrence and during the continuance of an Operating Advisor Consultation Trigger Event, any such consultation rights will be exercised by the Special Servicer or the Controlling Class Representative, as applicable, jointly with the Operating Advisor (but, in the case of the Operating Advisor, only with respect to matters similar to Major Decisions); and provided, further, that if the applicable Outside Serviced Mortgage Loan were serviced under the Pooling and Servicing Agreement and such action would not be permitted without Rating Agency Confirmation, then the Controlling Class Representative or the Special Servicer, as applicable, will not be permitted to exercise such consent right without first having obtained or received such Rating Agency Confirmation (payable at the expense of the party requesting such consent or approval if such requesting party is a Certificateholder or a party to the Pooling and Servicing Agreement, and otherwise from the Collection Account).

●	If the Trustee receives a request (and, if the Master Servicer, the Special Servicer or the Certificate Administrator receives such request, such party will be required to promptly forward such request to the Trustee) from any party to the applicable Outside Servicing Agreement for consent to or approval of a modification, waiver or amendment of the applicable Outside Servicing Agreement and/or the related Co-Lender Agreement, or the adoption of any servicing agreement that is the successor to and/or in replacement of the applicable Outside Servicing Agreement in effect as of the Closing Date or a change in servicer under the applicable Outside Servicing Agreement, then the Trustee will grant such consent or approval if (a) the Trustee has received a prior Rating Agency Confirmation from each Rating Agency (payable at the expense of the party making such request for consent or approval to the Trustee, if a Certificateholder or a party to the Pooling and Servicing Agreement, and otherwise from the Collection Account) with respect to such consent or approval, and (b) unless a Control Termination Event has occurred and is continuing, the Trustee has obtained the consent of the Controlling Class Representative prior to granting any such consent.

●	If the Trustee, Certificate Administrator or Custodian receives notice of a termination event under the applicable Outside Servicing Agreement, then the Trustee, Certificate Administrator or Custodian, as applicable, will be required to notify the Master Servicer, and the Master Servicer will be required to act in accordance with the instructions of (prior to the occurrence of a Control Termination Event) the Controlling Class Representative in accordance with the applicable Outside Servicing Agreement with respect to such termination event (provided that the Master Servicer will only be required to comply with such instructions if such instructions are in accordance with the applicable Outside Servicing Agreement and not inconsistent with the Pooling and Servicing Agreement); provided that, if such instructions are not provided within the time period specified in the Pooling and Servicing Agreement or if a Control Termination Event exists or if the Master Servicer is not permitted by the applicable Outside Servicing Agreement to follow such instructions, then the Master Servicer will be required to take such action or inaction (to the extent permitted by the applicable Outside Servicing Agreement), as directed by Certificateholders evidencing at least 25% of the aggregate of all Voting Rights within a reasonable period of time that does not exceed such response time as is afforded under the applicable Outside Servicing Agreement. Subject to the foregoing, during the continuation of any termination event with respect to the related Outside Servicer or Outside Special Servicer under the applicable Outside Servicing Agreement, each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer will have the right (but not the obligation) to take all actions to enforce its rights and remedies and to protect the interests, and enforce the rights and remedies, of the Trust (including the institution and prosecution of all judicial, administrative and other proceedings and the filings of proofs of claim and debt in connection therewith). The reasonable costs and expenses incurred by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee in connection with such enforcement will be paid by the Master Servicer out of the Collection Account.

●	Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer will be required to reasonably cooperate with the Master Servicer, the Special Servicer or the Controlling Class Representative (if no Control Termination Event Exists), as applicable, to facilitate the exercise by such party of any consent or approval rights set forth in the Pooling and Servicing Agreement with respect to an Outside Serviced Mortgage Loan; provided, however, the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer will have no right or obligation to exercise any consent or consultation rights or obtain a Rating Agency Confirmation on behalf of the Controlling Class Representative.]]

[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]

 [THE FOLLOWING IS AN EXAMPLE OF THE DISCLOSURE THAT MAY BE PROVIDED IN A PROSPECTUS FOR A DERIVATIVE INSTRUMENT THAT PROVIDES FOR FLOATING RATE INTEREST PAYMENTS IN EXCHANGE FOR FIXED RATE INTEREST PAYMENTS FOR A PARTICULAR CLASS OF CERTIFICATES.]

[General

 On the Closing Date, the Depositor will assign to the Trustee, on behalf of the Issuing Entity, the Class [__] Regular Interest together with a swap contract (the “Swap Contract“) with [_____], a [__________] (the "Swap Counterparty"). The [FLOATING RATE CLASS] Certificates will represent all of the beneficial interest in the [FLOATING RATE CLASS] Regular Interest, the Swap Contract and all amounts on deposit in the Floating Rate Account (as defined below). The Swap Contract will have an expiration date of the Distribution Date in [__________]. Promptly upon the determination of LIBOR by the Swap Counterparty, the Swap Counterparty will provide a report to the [Certificate Administrator] setting forth LIBOR for the Interest Accrual Period for the Class [__] Certificates. The [Certificate Administrator] will be entitled to conclusively rely on such report (in the absence of manifest error).

[The [Certificate Administrator] will establish and maintain an account in the name of the [Certificate Administrator], in trust for holders of the [FLOATING RATE CLASS] Certificates (the “Floating Rate Account"). Promptly upon receipt of any payment of interest on the Class [__] Regular Interest or a payment or other receipt in respect of the Swap Contract, the [Certificate Administrator] will deposit the same into the Floating Rate Account.  [INSERT DISCLOSURE REGARDING AN ADDITIONAL FLOATING RATE ACCOUNT FOR FIXED RATE CLASS CERTIFICATE FOR WHICH A FLOATING RATE CLASS MAY BE EXCHANGED.]

The [Certificate Administrator] may make withdrawals from the Floating Rate Account only for the following purposes:  (i) to distribute the [FLOATING RATE CLASS] Available Funds for any Distribution Date to the holders of the [FLOATING RATE CLASS] Certificates; (ii) to withdraw any amount deposited into the Floating Rate Account that was not required to be deposited in it; (iii) to apply any funds required to be paid to the Swap Counterparty under the Swap Contract; (iv) to clear and terminate such account pursuant to the terms of the Pooling and Servicing Agreement; (v) in the event of the termination of the Swap Contract, to replace such Swap Contract, to apply any termination payments paid by the Swap Counterparty to offset the expense of entering into a substantially identical interest rate swap contract with another counterparty, if possible, and to distribute any remaining amounts to the holders of the [FLOATING RATE CLASS] Certificates (net of any costs and expenses related to the Swap Contract), and if not possible, to distribute the entire termination payment (net of any costs and expenses related to the Swap Contract), to the holders of the related [FLOATING RATE CLASS] Certificates and (vi) to pay to the [Certificate Administrator] any costs and expenses incurred in connection with the enforcement of the rights of the holder of the Swap Contract with respect to the Swap Contract; provided that the [Certificate Administrator] will only be permitted to incur and reimburse itself out of the Floating Rate Account with respect to any such costs and expenses which are in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement Swap Contract if it has received the written consent of 100% of the holders of the [FLOATING RATE CLASS] Certificates or each Rating Agency then rating the [FLOATING RATE CLASS] Certificates has confirmed in writing that such action or event will not result in the reduction, qualification or withdrawal of its then current rating for such [FLOATING RATE CLASS] Certificates. If after receipt or payment of the net swap payment due from or to the Swap Counterparty there are insufficient funds in the Floating Rate Account to make the full distribution of interest to the holders of the [FLOATING RATE CLASS] Certificates, the resulting interest shortfall will be borne by the holders of such [FLOATING RATE CLASS] Certificates. Neither the [Certificate Administrator] nor any other party will be required to advance any amount due to be paid by the Swap Counterparty for distribution to the [FLOATING RATE CLASS] Certificates in the event that the Swap Counterparty fails to make a required payment.

The Swap Contract

The Swap Contract will provide that, subject to any adjustments for Excess Prepayment Interest Shortfalls or for other losses on the Mortgage Loans that reduce interest available for payments to the Swap Counterparty or, if the WAC Rate limits the interest available for payments to the Swap Counterparty, in each case as described below, on the business day prior to each Distribution Date, commencing in [_____], the [Certificate Administrator] will pay an amount (the "Fixed Interest Distribution") to the Swap Counterparty equal to [__]% per annum multiplied by a notional amount equal to the outstanding principal balance of the Class [__] Regular Interest (the "Swap Notional Amount") calculated on a 30/360 basis, and the Swap Counterparty will pay an amount equal to the Swap Notional Amount multiplied by the Pass-Through Rate of the [FLOATING RATE CLASS] Certificates to the [Certificate Administrator] for the benefit of the holders of the [FLOATING RATE CLASS] Certificates. The Pass-Through Rate for the [FLOATING RATE CLASS] Certificates is [one-month LIBOR] (or, in the case of the initial Interest Accrual Period, an interpolated rate based on  [__]-week and one-month LIBOR]) plus [__]% based on the actual number of days elapsed in the related Interest Accrual Period and a 360-day year. Required payments under the Swap Contract with respect to each Distribution Date will be made by the Swap Counterparty or the [Certificate Administrator] on a net basis. The Swap Counterparty will also make payments to the Issuing Entity with respect to the Swap Contract on the Closing Date.

If the debt ratings of the Swap Counterparty's credit support provider fall below the levels specified for each Rating Agency as set forth in the Swap Contract (a "Rating Agency Trigger Event"), the Swap Counterparty will be required to post collateral, find a replacement swap counterparty or credit support provider that would not cause a Rating Agency Trigger Event to occur or enter into another arrangement satisfactory to each Rating Agency. If the Swap Counterparty fails to take such action, the [Certificate Administrator], unless otherwise directed in writing by the holders of 100% of the [FLOATING RATE CLASS] Certificates (and only to the extent that, and only for so long as, doing so does not lead the [Certificate Administrator] to incur expenses in excess of the amounts available to it for reimbursement) will be required to enforce the rights of the Issuing Entity under the related Swap Contract and use any termination payments received from the Swap Counterparty to enter into a replacement interest rate swap contract on substantially identical terms. The costs and expenses incurred by the [Certificate Administrator] in connection with enforcing the rights of the Issuing Entity under the Swap Contract will be reimbursable to the [Certificate Administrator] solely out of amounts in the Floating Rate Account that are otherwise payable to the [FLOATING RATE CLASS] Certificates to the extent not reimbursed by the Swap Counterparty; provided that either without the consent of 100% of the holders of the [FLOATING RATE CLASS] Certificates or the written confirmation of each Rating Agency then rating such [FLOATING RATE CLASS] Certificates that such action or event will not result in the reduction, qualification or withdrawal of its then current rating of such [FLOATING RATE CLASS] Certificates, the [Certificate Administrator] will not be permitted to incur such costs and expenses in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement interest rate swap contract. If the costs attributable to entering into a replacement interest rate swap contract would exceed the net proceeds of the liquidation of a Swap Contract, the [Certificate Administrator] will not be required to enter into a replacement interest rate swap contract and any such proceeds will instead be distributed to the holders of the [FLOATING RATE CLASS] Certificates. Following the termination of the Swap Contract (and during the period when the [Certificate Administrator] is pursuing remedies under such Swap Contract) or if a Swap Default or other default or event of termination under the Swap Contract occurs and is continuing, until such default is cured or such Swap Contract is replaced, the Interest Distribution Amount with respect to the [FLOATING RATE CLASS] Certificates will be equal to the Interest Distribution Amount for the [FLOATING RATE CLASS] Regular Interest, and the [FLOATING RATE CLASS] Certificates will accrue interest at the same rate, on the same basis and in the same manner as the [FLOATING RATE CLASS]] Regular Interest. Any conversion of the [FLOATING RATE CLASS] Certificates to a fixed interest rate subject to the WAC Rate will become permanent following the determination by the [Certificate Administrator] not to enter into a replacement interest rate swap contract and the distribution of any termination payments to the holders of the [FLOATING RATE CLASS] Certificates. A Swap Default or termination of a Swap Contract and the consequent conversion to a fixed interest rate will not constitute a default under the Pooling and Servicing Agreement. A conversion to a fixed interest rate subject to the WAC Rate might result in a temporary delay to the holders of the [FLOATING RATE CLASS] Certificates in receiving payment of the related Interest Distribution Amount on the [FLOATING RATE CLASS] Certificates if DTC is not given sufficient notice of the resulting change in the payment terms of the [FLOATING RATE CLASS] Certificates.

"Swap Default" means any failure on the part of the Swap Counterparty to (i) make a required payment under the Swap Contract or (ii) post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each Rating Agency after a Rating Agency Trigger Event as required by such Swap Contract.

The [Certificate Administrator] will have no obligation on behalf of the Issuing Entity to pay or cause to be paid to the Swap Counterparty any portion of the Fixed Interest Distribution in respect of the [FLOATING RATE CLASS] Regular Interest unless and until the related interest payment on such [FLOATING RATE CLASS] Regular Interest is actually received by the [Certificate Administrator]; provided, however, that the [Certificate Administrator] may receive funds from the Swap Counterparty representing the net amount payable to the [Certificate Administrator] pursuant to the Swap Contract and the [Certificate Administrator] may pay the net swap payment from amounts received on the [FLOATING RATE CLASS] Certificates.

In addition, if the funds allocated to the payment of the Fixed Interest Distribution of the [FLOATING RATE CLASS] Regular Interest are insufficient to make any required payments to the Swap Counterparty and to make full distributions of the [FLOATING RATE CLASS] Interest Distribution Amount to the [FLOATING RATE CLASS] Certificates, the [Certificate Administrator] will be required to use such funds to make required payments to the Swap Counterparty prior to making distributions on [FLOATING RATE CLASS] Certificates, and holders of such Certificates will experience a shortfall. Any Excess Prepayment Interest Shortfall allocated to the [FLOATING RATE CLASS] Regular Interest, reduction in the interest available to be distributed to the [FLOATING RATE CLASS] Regular Interest for any other reason or the reduction of the WAC Rate below [__]% will result in a corresponding dollar-for-dollar reduction in the interest payment made by the Swap Counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the [FLOATING RATE CLASS] Certificates.

In addition to certain customary events of default and termination events contained in the Swap Contract, the Swap Counterparty will have the right to terminate such Swap Contract if the Issuing Entity does not make a required payment to the Swap Counterparty or if the Pooling and Servicing Agreement is amended or the holders of the [FLOATING RATE CLASS] Certificates or [FLOATING RATE CLASS] Regular Interest waive compliance with any provisions of the Pooling and Servicing Agreement without the consent of the Swap Counterparty if such amendment or waiver would have an adverse effect on the Swap Counterparty.

Significance Percentage

The "significance percentage" with respect to the Swap Contract is [less than 10%] [at least 10% but less than 20%] [20% or more]. "Significance Percentage" means the percentage that the amount of the "significance estimate" (as described below) represents of the [initial aggregate Certificate Balance of the Class [__] Certificates] [the Initial Pool Balance]. The "significance estimate" has been determined based on a reasonable good faith estimate of maximum probable exposure, made in substantially the same manner as that used in the internal risk management process of each Sponsor in respect of similar interest rate swap agreements.

Termination Payments

The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Contract, to the Issuing Entity if an event of default or an early termination date under the Swap Contract occurs under the Swap Contract and the Swap Counterparty is the sole defaulting party or the sole affected party as contemplated under the Swap Contract. No other termination amounts will be payable by either party under the Swap Contract.

The Swap Counterparty

[The Swap Counterparty is an affiliate of [_____], one of the underwriters,] and a wholly-owned, unregulated single purpose subsidiary of [_____]. The principal executive offices of the Swap Counterparty are located at [_____], telephone number [_____].

The Swap Counterparty conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The obligations of the Swap Counterparty under its derivative instruments are guaranteed by [_____]. As of [_____] 20[__], [_____] has a long-term debt rating of "[__]" by [specify rating agency], "[__]"by [specify rating agency] and "[__]" by [specify rating agency] and a short-term debt rating of "[__]" by [specify rating agency], "[__]" by [specify rating agency] and "[__]" by [specify rating agency]. [Include the following if financial statements of [_____] are required by Item 1115 of Regulation AB.]  [The consolidated financial statements of [_____] included in, or as exhibits to, the following documents filed by [_____] with the SEC, are hereby incorporated by reference in this prospectus:

Annual Report on Form 10-K for the year ended [_____];

Quarterly Report on Form 10-Q for the period ended [_____];

In addition, all financial statements of [_____] included in, or as exhibits to, documents filed by [_____] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the offering of the Offered Certificates and prior to the termination of the offering are deemed incorporated by reference into this prospectus.]]

Use of Proceeds

The Depositor expects to receive from this offering approximately [____]% of the aggregate principal balance of the Offered Certificates, plus accrued interest from [____] 1, 20[__], before deducting expenses payable by the Depositor. Certain of the net proceeds from the sale of the Offered Certificates, together with the net proceeds from the sale of the other certificates not being offered by this prospectus, will be used by the Depositor to pay the purchase price for the Mortgage Loans and to pay certain other related expenses. [If applicable, provide disclosure of the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing as required by Item 1107(j) of Regulation AB.]

Yield, Prepayment and Maturity Considerations

Yield

The yield to maturity on the Offered Certificates will depend upon the price paid by the related investors, the rate and timing of the distributions in reduction of the Certificate Balance or Notional Amount of the related class of Offered Certificates, the extent to which prepayment premiums and yield maintenance charges allocated to the related class of Offered Certificates are collected, and the rate, timing and severity of losses on the Mortgage Loans and the extent to which such losses are allocable in reduction of the Certificate Balance or Notional Amount of the related class of Offered Certificates, as well as prevailing interest rates at the time of payment or loss realization.

The rate of distributions in reduction of (or otherwise resulting in the reduction of) the Certificate Balance or Notional Amount of any class of Offered Certificates, the aggregate amount of distributions on any class of Offered Certificates and the yield to maturity of any class of Offered Certificates will be directly related to the rate of payments of principal (both scheduled and unscheduled) on the Mortgage Loans and the amount and timing of borrower defaults and the severity of losses occurring upon a default. While voluntary prepayments of some Mortgage Loans are generally prohibited during applicable prepayment lockout periods, effective prepayments may occur if a sufficiently significant portion of a Mortgaged Property is lost due to casualty or condemnation. See, however, “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Voluntary Prepayments”, for a discussion of certain Mortgage Loans that do not have a lockout period for prepayment. In addition, such distributions in reduction of Certificate Balances of the respective classes of Offered Certificates that are Principal Balance Certificates (or that otherwise result in the reduction of the respective Notional Amount of the Offered Certificates that are also Interest-Only Certificates) may result from repurchases of, or substitutions for, Mortgage Loans made by the Mortgage Loan Sellers due to missing or defective documentation or breaches of representations and warranties with respect to the Mortgage Loans as described under “The Mortgage Loan Purchase Agreements”, purchases of the Mortgage Loans in the manner described under “The Pooling and Servicing Agreement—Optional Termination; Optional Mortgage Loan Purchase”, the exercise of purchase options by the holder of a subordinate companion loan or mezzanine loan, if any, or the holder of the [LOAN SPECIFIC CLASS] Certificates. See “Description of the Mortgage Pool—The Loan Combinations—The Serviced AB Loan Combination—Purchase Option”. To the extent a Mortgage Loan requires payment of a prepayment premium or yield maintenance charge in connection with a voluntary prepayment, any such prepayment premium or yield maintenance charge generally is not due in connection with a prepayment due to casualty or condemnation, is not included in the purchase price of a Mortgage Loan purchased or repurchased due to a breach of a representation or warranty or otherwise, and may not be enforceable or collectible upon a default.

The Certificate Balance or Notional Amount of any class of Offered Certificates may be reduced without distributions of principal as a result of the occurrence and allocation of Realized Losses, reducing the maximum amount distributable in respect of principal on the Offered Certificates that are Principal Balance Certificates as well as the amount of interest that would have accrued on the Offered Certificates in the absence of such reduction. In general, a Realized Loss occurs when the principal balance of a Mortgage Loan is reduced without an equal distribution to applicable Certificateholders in reduction of the Certificate Balances of the Principal Balance Certificates (other than the Exchangeable Certificates and the Class [EC] Certificates) and the Trust Components (and, therefore, the Exchangeable Certificates and the Class [EC] Certificates). Realized Losses may occur in connection with a default on a Mortgage Loan, acceptance of a discounted payoff, the liquidation of the related Mortgaged Properties, a reduction in the principal balance of a Mortgage Loan by a bankruptcy court or pursuant to a modification, a recovery by the Master Servicer or Trustee of a Nonrecoverable Advance or the incurrence of certain unanticipated or default-related costs and expenses (including interest on Advances, Workout Fees, Liquidation Fees and Special Servicing Fees and [any comparable items with respect to the Outside Serviced Mortgage Loans]). Any reduction of the Certificate Balance of a class of Principal Balance Certificates (exclusive of the Exchangeable Certificates and the Class [EC] Certificates) or a Trust Component (and, therefore, the applicable class of Exchangeable Certificates and the Class [EC] Certificates) as a result of the application of Realized Losses may also reduce the Notional Amount of a class of Interest-Only Certificates. Realized Losses will be allocated to the respective classes of the Principal Balance Certificates (other than the Exchangeable Certificates and the Class [EC] Certificates) and the Trust Components (and, therefore, the Exchangeable Certificates and the Class [EC] Certificates) in reverse distribution priority and as more particularly described in “Description of the Certificates—Subordination; Allocation of Realized Losses”.

Certificateholders are not entitled to receive distributions of Periodic Payments when due except to the extent they are either covered by an Advance or actually received. Consequently, any defaulted Periodic Payment for which no such Advance is made will tend to extend the weighted average lives of the Offered Certificates, whether or not a permitted extension of the due date of the related Mortgage Loan has been completed.

The rate of payments (including voluntary and involuntary prepayments) on the Mortgage Loans will be influenced by a variety of economic, geographic, social and other factors, including the level of mortgage interest rates and the rate at which borrowers default on their Mortgage Loans. The terms of the Mortgage Loans (in particular, amortization terms, the term of any prepayment lock-out period, the extent to which prepayment premiums or yield maintenance charges are due with respect to any principal prepayments, the right of the mortgagee to apply condemnation and casualty proceeds or reserve funds to prepay the Mortgage Loan, the extent to which a partial principal prepayment is required in connection with the release of a portion of the real estate collateral for a Mortgage Loan, and the availability of certain rights to defease all or a portion of the Mortgage Loan) may affect the rate of principal payments on Mortgage Loans, and consequently, the yields to maturity of the respective classes of Offered Certificates. For example, certain Mortgage Loans may permit prepayment of the Mortgage Loan without a lockout period. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Voluntary Prepayments” and Annex A for a description of prepayment lock-out periods, prepayment premiums and yield maintenance charges.

Principal prepayments on the Mortgage Loans could also affect the yield on any class of Offered Certificates with (or the yield on the Class [EC] Certificates if any Trust Component has) a Pass-Through Rate that is limited by, based upon or equal to the WAC Rate. The Pass-Through Rates on those classes of Offered Certificates and Trust Components may be adversely affected as a result of a decrease in the WAC Rate even if principal prepayments do not occur.

[With respect to the Class [___] Certificates, the extent to which the Class [___] Scheduled Principal Balances are achieved and the sensitivity of the Class [___] Certificates to principal prepayments on the Mortgage Loans will depend in part on the period of time during which the Class [___], Class [___], Class [___] and Class [___] Certificates remain outstanding. In particular, once such other classes of Offered Certificates are no longer outstanding, any remaining portion on any Distribution Date of the Principal Distribution Amount will be distributed to the Class [___] Certificates until the Certificate Balance of the Class [___] Certificates is reduced to zero. As such, the Class [___] Certificates will become more sensitive to the rate of prepayments on the Mortgage Loans than they were when the Class [___], Class [___], Class [___] and Class [___] Certificates were outstanding.]

Any changes in the weighted average lives of your Principal Balance Certificates may adversely affect your yield. The timing of changes in the rate of prepayment on the Mortgage Loans may significantly affect the actual yield to maturity experienced by an investor even if the average rate of principal payments experienced over time is consistent with such investor’s expectation. In general, the earlier a prepayment of principal on the Mortgage Loans, the greater the effect on such investor’s yield to maturity. As a result, the effect on such investor’s yield of principal payments occurring at a rate higher (or lower) than the rate anticipated by the investor during the period immediately following the issuance of the Offered Certificates would not be fully offset by a subsequent like reduction (or increase) in the rate of principal payments.

In addition, the rate and timing of delinquencies, defaults, the application of other involuntary payments such as liquidation proceeds, condemnation proceeds or insurance proceeds, losses and other shortfalls on Mortgage Loans will affect distributions on the Offered Certificates and their timing. See “Risk Factors—Your Yield May Be Affected by Defaults, Prepayments and Other Factors”. In general, these factors may be influenced by economic and other factors that cannot be predicted with any certainty. Accordingly, you may find it difficult to predict the effect that these factors might have on the yield to maturity of your Offered Certificates.

In addition, if the Master Servicer or the Trustee is reimbursed out of general collections on the Mortgage Loans included in the Issuing Entity for any advance that it has determined is not recoverable out of collections on the related Mortgage Loan, then to the extent that this reimbursement is made from collections of principal on the Mortgage Loans in the Issuing Entity, that reimbursement will reduce the amount of principal available to be distributed on the Principal Balance Certificates (exclusive of the Exchangeable Certificates and the Class [EC] Certificates) and Trust Components (and, therefore, the Exchangeable Certificates and the Class [EC] Certificates) and will result in a reduction of the Certificate Balance of a class of Principal Balance Certificates (exclusive of the Exchangeable Certificates and the Class [EC] Certificates) or Trust Component (and, therefore, the applicable class of Exchangeable Certificates and the Class [EC] Certificates). See “Description of the Certificates—Distributions”. Likewise, if the Master Servicer or the Trustee is reimbursed out of principal collections on the Mortgage Loans for any workout delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the Principal Balance Certificates (exclusive of the Exchangeable Certificates and the Class [EC] Certificates) or Trust Components (and, therefore, the Exchangeable Certificates and the Class [EC] Certificates) on that Distribution Date. This reimbursement would have the effect of reducing current payments of principal on the Offered Certificates that are Principal Balance Certificates and extending the weighted average lives of the respective classes of those Offered Certificates. See “Description of the Certificates—Distributions”.

If you own Offered Certificates that are Principal Balance Certificates, then prepayments resulting in a shortening of the weighted average lives of your Certificates may be made at a time of low interest rates when you may be unable to reinvest the resulting payments of principal on your Certificates at a rate comparable to the effective yield anticipated by you in making your investment in the Offered Certificates, while delays and extensions resulting in a lengthening of the weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.

No representation is made as to the rate of principal payments on the Mortgage Loans or as to the yield to maturity of any class of Offered Certificates. An investor is urged to make an investment decision with respect to any class of Offered Certificates based on the anticipated yield to maturity of such class of Offered Certificates resulting from its purchase price and such investor’s own determination as to anticipated Mortgage Loan prepayment rates under a variety of scenarios. The extent to which any class of Offered Certificates is purchased at a discount or a premium and the degree to which the timing of payments on such class of Offered Certificates is sensitive to prepayments will determine the extent to which the yield to maturity of such class of Offered Certificates may vary from the anticipated yield. An investor should carefully consider the associated risks, including, in the case of any Offered Certificates that are Principal Balance Certificates purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield and, in the case of any Offered Certificates that either are Interest Only Certificates or are Principal Balance Certificates purchased at a premium, the risk that a faster than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield.

In general, with respect to any class of Offered Certificates that is purchased at a premium, if principal distributions occur at a rate faster than anticipated at the time of purchase, the investor’s actual yield to maturity will be lower than that assumed at the time of purchase. Conversely, if a class of Offered Certificates is purchased at a discount and principal distributions occur at a rate slower than that assumed at the time of purchase, the investor’s actual yield to maturity will be lower than that assumed at the time of purchase.

An investor should consider the risk that rapid rates of prepayments on the Mortgage Loans, and therefore of amounts distributable in reduction of the Certificate Balances of the Offered Certificates that are Principal Balance Certificates may coincide with periods of low prevailing interest rates. During such periods, the effective interest rates on securities in which an investor may choose to reinvest such amounts distributed to it may be lower than the applicable Pass-Through Rate. Conversely, slower rates of prepayments on the Mortgage Loans, and therefore, of amounts distributable in reduction of the Certificate Balances of the Offered Certificates that are Principal Balance Certificates may coincide with periods of high prevailing interest rates. During such periods, the amount of principal distributions resulting from prepayments available to an investor in any Offered Certificates that are Principal Balance Certificates for reinvestment at such high prevailing interest rates may be relatively small.

The effective yield to holders of Offered Certificates will be lower than the yield otherwise produced by the applicable Pass-Through Rate and applicable purchase prices because while interest will accrue during each Interest Accrual Period, the distribution of such interest will not be made until the Distribution Date immediately following such Interest Accrual Period, and principal paid on any Distribution Date will not bear interest during the period from the end of such Interest Accrual Period to the Distribution Date that follows.

In addition, although the related borrower under any ARD Loan may have certain incentives to prepay such ARD Loan on its Anticipated Repayment Date, we cannot assure you that such borrower will be able to prepay such ARD Loan on its Anticipated Repayment Date. The failure of the related borrower to prepay an ARD Loan on its Anticipated Repayment Date will not be an event of default under the terms of such ARD Loan, and pursuant to the terms of the Pooling and Servicing Agreement, neither the Master Servicer nor the Special Servicer will be permitted to take any enforcement action with respect to such borrower’s failure to pay Excess Interest, other than requests for collection, until the scheduled maturity of such ARD Loan; provided that the Master Servicer or the Special Servicer, as the case may be, may take action to enforce the Issuing Entity’s right to apply excess cash flow to principal in accordance with the terms of the related ARD Loan documents.

Yield on the [OFFERED INTEREST-ONLY CLASSES] Certificates

The yield to maturity of the [OFFERED INTEREST-ONLY CLASS] Certificates will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the Class [___] and Class [___] Certificates and the Class [___] Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above. The yield to maturity of the [ADDITIONAL OFFERED INTEREST-ONLY CLASS] Certificates will be highly sensitive to the rate and timing of reductions made to the Certificate Balance of the Class [___] Certificates and the Class [___] and Class [___] Trust Components, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above. Investors in the [OFFERED INTEREST-ONLY CLASS] Certificates should fully consider the associated risks, including the risk that an extremely rapid rate of prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.

Any optional termination by [SPECIFY OPTION HOLDERS] would result in prepayment in full of the Certificates and would have an adverse effect on the yield of the [OFFERED INTEREST-ONLY CLASSES] Certificates because a termination would have an effect similar to a principal prepayment in full of the Mortgage Loans and, as a result, investors in the [OFFERED INTEREST-ONLY CLASSES] Certificates and any other Certificates purchased at premium might not fully recoup their initial investment. See “The Pooling and Servicing Agreement—Optional Termination; Optional Mortgage Loan Purchase”.

Weighted Average Life of the Offered Certificates

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of such security will be repaid to the investor (or, in the case of an interest-only security, each dollar of its notional amount is reduced to zero). The weighted average life of an Offered Certificate will be influenced by, among other things, the rate at which principal payments (including scheduled payments, principal prepayments and payments made pursuant to any applicable policies of insurance) on the Mortgage Loans are made and applied to pay principal (or, in the case of an Interest Only Certificate, reduce the notional amount) of such Offered Certificate. The Principal Distribution Amount for each Distribution Date will be distributable as described in “Description of the Certificates—Distributions—Priority of Distributions”. Principal payments on the Mortgage Loans may be in the form of scheduled amortization or prepayments (for this purpose, the term prepayment includes prepayments, partial prepayments and liquidations due to a default or other dispositions of the Mortgage Loans).

Calculations reflected in the following tables assume that the Mortgage Loans have the characteristics shown on Annex A (together with the footnotes thereto), and are based on the following additional assumptions (“Modeling Assumptions”): (i) each Mortgage Loan is assumed to prepay at the indicated level of constant prepayment rate (“CPR”), in accordance with a prepayment scenario in which prepayments occur after expiration of any applicable lock-out period, defeasance period and/or period during which voluntary prepayments must be accompanied by a yield maintenance charge or a fixed prepayment premium, (ii) there are no delinquencies, (iii) scheduled interest and principal payments, including balloon payments, on the Mortgage Loans are timely received on their respective Due Dates, (iv) no prepayment premiums or yield maintenance charges are collected, (v) no party exercises its right of optional termination of the issuing entity described in this prospectus, (vi) no Mortgage Loan is required to be repurchased from the Issuing Entity, (vii) the Administrative Fee Rate is the respective rate set forth on Annex A as the “Administrative Fee Rate” with respect to such Mortgage Loan, (viii) there are no Excess Prepayment Interest Shortfalls, other shortfalls unrelated to defaults or Appraisal Reduction Amounts allocated to any class of Certificates, (ix) distributions on the Certificates are made on the [______] day (each assumed to be a business day) of each month, commencing in [________], (x) the Certificates will be issued on [________], (xi) the Pass-Through Rate with respect to each class of Offered Certificates (exclusive of the Class [EC] Certificates) and Trust Component is as described under “Description of the Certificates—Distributions—Pass-Through Rates”, (xii) the ARD Loans (if any) prepay in full on their respective Anticipated Repayment Dates, (xiii) all prepayments are assumed to be voluntary prepayments and will not include, without limitation, liquidation proceeds, condemnation proceeds, insurance proceeds, proceeds from the purchase of a Mortgage Loan from the Issuing Entity or any prepayment that is accepted by the Master Servicer or the Special Servicer pursuant to a workout, settlement or loan modification, (xiv) the Exchangeable Certificates and the Class [EC] Certificates are, in the case of each class thereof, issued at its respective maximum initial Certificate Balance, (xv) the initial Certificate Balances or Notional Amounts of the Certificates and Trust Components (or, in the case of the Exchangeable Certificates and the Class [EC] Certificates, the maximum Certificate Balances of such Certificates) are as set forth in the table (together with the footnotes thereto) under “Certificate Summary”, and (xvi) no Exchangeable Certificates and Class [EC] Certificates have been exchanged, except with respect to the decrement tables and price/yield tables below and the expected final distribution date (set forth in the “Summary of Terms”) relating to the Exchangeable Certificates and the Class [EC] Certificates, in which case we assume that the maximum Certificate Balance of each class of those Certificates was issued on the Closing Date.

The following tables indicate the percentage of the initial Certificate Balance of each class of Offered Certificates (other than the [OFFERED INTEREST-ONLY CLASSES] Certificates) that would be outstanding after each of the dates shown under each of the indicated prepayment assumptions and the corresponding weighted average life, first principal payment date and last principal payment date of each such class of Offered

Certificates. The tables have been prepared on the basis of, among others, the Modeling Assumptions. To the extent that the Mortgage Loans or the Certificates have characteristics that differ from those assumed in preparing the tables, the respective classes of the Offered Certificates that are Principal Balance Certificates may mature earlier or later than indicated by the tables. The Mortgage Loans will not prepay at any constant rate, and it is highly unlikely that the Mortgage Loans will prepay in a manner consistent with the assumptions described in this prospectus. For this reason and because the timing of principal payments is critical to determining weighted average lives, the weighted average lives of the Offered Certificates that are Principal Balance Certificates are likely to differ from those shown in the tables, even if all of the Mortgage Loans prepay at the indicated percentages of CPR or prepayment scenario over any given time period or over the entire life of the Offered Certificates that are Principal Balance Certificates. In addition, variations in the actual prepayment experience and the balance of the Mortgage Loans that prepay may increase or decrease the percentages of initial Certificate Balances (and shorten or extend the weighted average lives) shown in the following tables. Investors are urged to conduct their own analyses of the rates at which the Mortgage Loans may be expected to prepay..

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance
or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance
or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]

[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date

[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Percentages of the Initial Certificate Balance of
the Class [___] Certificates at the Specified CPRs
0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR

Prepayment Assumption (CPR)
Distribution Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________] and thereafter
Weighted Average Life (in years)
First Principal Payment Date
Last Principal Payment Date

Price/Yield Tables

The tables set forth below show the corporate bond equivalent (“CBE”) yield with respect to each class of Offered Certificates under the Modeling Assumptions. Purchase prices set forth below for each class of Offered Certificates are expressed as a percentage of the initial Certificate Balance or Notional Amount, as applicable, of such class of Offered Certificates, before adding accrued interest.

The yields set forth in the following tables were calculated by determining the monthly discount rates which, when applied to the assumed stream of cash flows to be paid on each class of Offered Certificates, would cause the discounted present value of such assumed stream of cash flows as of the Closing Date to equal the assumed purchase prices, plus accrued interest at the applicable Pass-Through Rate as described in the Modeling Assumptions, from and including the first day of the applicable Interest Accrual Period for the initial Distribution Date to but excluding the Closing Date, and converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculation does not take into account variations that may occur in the interest rates at which investors may be able to reinvest funds received by them as reductions of the Certificate Balances of the respective classes of Offered Certificates that are Principal Balance Certificates and consequently does not purport to reflect the return on any investment in such classes of Offered Certificates when such reinvestment rates are considered.

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

Pre-Tax Yield to Maturity (CBE) for the Class [___] Certificates at the Specified CPRs

0% CPR during lockout, defeasance and/or yield maintenance or fixed prepayment premiums - otherwise at indicated CPR
Assumed Price (32nds)	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR

We cannot assure you that the Mortgage Loans will prepay at any particular rate. Moreover, the various remaining terms to maturity of the Mortgage Loans could produce slower or faster principal distributions than indicated in the preceding tables at the various percentages of CPR and under the various prepayment scenarios specified, even if the weighted average remaining term to maturity of the Mortgage Loans is as assumed. Investors are urged to make their investment decisions based on their determinations as to anticipated rates of prepayment under a variety of scenarios.

Material Federal Income Tax CONSEQUENCES

General

The following is a general discussion of the anticipated material United States federal income tax consequences of the purchase, ownership and disposition of the Offered Certificates. The discussion below does not purport to address all federal income tax consequences that may be applicable to particular categories of investors (such as banks, insurance companies, securities dealers, foreign persons, tax-exempt investors, investors whose functional currency is not the U.S. dollar, U.S. expatriates and investors that hold the Offered Certificates as part of a “straddle,” integrated transaction or “conversion transaction”), some of which may be subject to special rules. The authorities on which this discussion is based are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. This discussion reflects the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), as well as regulations (the “REMIC Regulations”) promulgated by the U.S. Department of the Treasury. Investors are encouraged to consult their own tax advisors in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Offered Certificates.

One or more separate real estate mortgage investment conduit (“REMIC”) elections will be made with respect to designated portions of the Issuing Entity ([[FOR TRUST SUBORDINATE COMPANION LOANS] the “Trust Subordinate Companion Loan REMIC”,] the “Lower-Tier REMIC” [[FOR TRUST SUBORDINATE COMPANION LOANS] (and, together with the Trust Subordinate Companion Loan REMIC, the “Lower-Tier REMICs”)] and the “Upper-Tier REMIC”, and, together, the “Trust REMICs”). The Lower-Tier REMICs will hold the Mortgage Loans [[FOR ARD LOANS] (excluding Excess Interest)] and certain other assets and will issue (i) one or more uncertificated classes of regular interests (the “Lower-Tier Regular Interests”) to another Lower-Tier REMIC or the Upper-Tier REMIC and (ii) a residual interest represented by the Class R Certificates as the sole class of “residual interests” in each Lower-Tier REMIC.

The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and will issue (i) the [SPECIFY CLASSES] Certificates [[FOR EXCHANGEABLE CERTIFICATES] and each Trust Component], each representing a regular interest in the Upper-Tier REMIC (the “Regular Interests”) and (ii) a residual interest represented by the Class R Certificates as the sole class of “residual interests” in the Upper-Tier REMIC. [INSERT DISCLOSURE REGARDING SWAP COMPONENT OF REGULAR INTERESTS, IF APPLICABLE]

Assuming (i) the making of appropriate elections, (ii) compliance with the Pooling and Servicing Agreement [and any other governing documents] without waiver, (iii) continued qualification of each REMIC formed under each Outside Servicing Agreement, and (iv) compliance with any changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder, in the opinion of [__], special tax counsel to the Depositor, for federal income tax purposes (a) each Trust REMIC will qualify as a REMIC, (b) each of the Lower-Tier Regular Interests will qualify as a “regular interest” in the related Lower-Tier REMIC, (c) each of the Regular Interests will qualify as a “regular interest” in the Upper-Tier REMIC and (d) the Class R Certificates will represent ownership of the sole class of “residual interests” in each Trust REMIC, in each case within the meaning of the REMIC provisions of the Code. However, qualification as a REMIC requires ongoing compliance with certain conditions. See “—Qualification as a REMIC” below.

[In addition, in the opinion of [__], special tax counsel to the Depositor, (i) [[FOR ARD LOANS] the portions of the Issuing Entity consisting of Excess Interest and the Excess Interest Distribution Account] [[FOR EXCHANGEABLE CERTIFICATES] the portions of the Issuing Entity consisting of the Trust Components and Exchangeable Distribution Account] will be treated as a grantor trust (the “Grantor Trust”) for federal income tax purposes under subpart E, part I of subchapter J of the Code, and (ii) [[FOR ARD LOANS] the [ARD CLASS] Certificates will represent undivided beneficial interests in the Excess Interest and the Excess Interest Distribution Account] [[FOR EXCHANGEABLE CERTIFICATES] each class of Exchangeable Certificates will represent undivided beneficial interests in their respective Percentage Interests of the related Trust Component or Trust Components and related amounts in the Exchangeable Distribution Account].] [INSERT DISCLOSURE REGARDING SWAP COMPONENT OF REGULAR INTERESTS, IF APPLICABLE]

Qualification as a REMIC

In order for each Trust REMIC to qualify as a REMIC, there must be ongoing compliance on the part of such Trust REMIC with the requirements set forth in the Code. Each Trust REMIC must fulfill an asset test, which requires that no more than a de minimis portion of the assets of such Trust REMIC, as of the close of the third calendar month beginning after the Closing Date (which for purposes of this discussion is the date of the issuance of the Regular Interests, the “Startup Day”) and at all times thereafter, may consist of assets other than “qualified mortgages” and “permitted investments.” The REMIC Regulations provide a safe harbor pursuant to which the de minimis requirements will be met if at all times the aggregate adjusted basis of the nonqualified assets is less than 1% of the aggregate adjusted basis of all such Trust REMIC’s assets. Each Trust REMIC also must provide “reasonable arrangements” to prevent its residual interest from being held by “disqualified organizations” or their agents and must furnish applicable tax information to transferors or agents that violate this restriction. The Pooling and Servicing Agreement will provide that no legal or beneficial interest in the Class R Certificates may be transferred or registered unless certain conditions, designed to prevent violation of this restriction, are met. Consequently, it is expected that each Trust REMIC will qualify as a REMIC at all times that any of the Certificates are outstanding.

A qualified mortgage is any obligation that is principally secured by an interest in real property and that is either transferred to a REMIC on its startup day or is purchased by a REMIC within a three month period thereafter pursuant to a fixed price contract in effect on the REMIC’s startup day. Qualified mortgages include (i) mortgage loans or split note interests in mortgage loans, such as the Mortgage Loans; provided that, in general, (a) the fair market value of the real property security (including permanently affixed buildings and certain structural components of the real property security) (reduced by (1) the amount of any lien on the real property security that is senior to the mortgage loan and (2) a proportionate amount of any lien on the real property security that is in parity with the mortgage loan) is at least 80% of the aggregate principal balance of such mortgage loan either at origination or as of the REMIC’s startup day (a loan-to-value ratio of not more than 125% with respect to the real property security) or (b) substantially all the proceeds of the mortgage loan or the underlying mortgages were used to acquire, improve or protect an interest in real property that, at the date of origination, was the only security for the mortgage loan, and (ii) regular interests in another REMIC, such as the Lower-Tier Regular Interests that will be held by another Lower-Tier REMIC or the Upper-Tier REMIC, as applicable. If a mortgage loan was not in fact principally secured by real property or is otherwise not a qualified mortgage, it must be disposed of within 90 days of discovery of such defect, or otherwise ceases to be a qualified mortgage after such 90-day period.

Permitted investments include “cash flow investments”, “qualified reserve assets” and “foreclosure property”. A cash flow investment is an investment, earning a return in the nature of interest, of amounts received on or with respect to qualified mortgages for a temporary period, not exceeding 13 months, until the next scheduled distribution to holders of interests in the REMIC. A qualified reserve asset is any intangible property held for investment that is part of any reasonably required reserve maintained by the REMIC to provide for payments of expenses of the REMIC or amounts due on its regular or residual interests in the event of defaults (including delinquencies) on the qualified mortgages, lower than expected reinvestment returns, prepayment interest shortfalls and certain other contingencies. The Trust REMICs will not hold any qualified reserve assets. Foreclosure property is real property acquired by a REMIC in connection with the default or imminent default of a qualified mortgage and maintained by the REMIC in compliance with applicable rules and personal property that is incidental to such real property; provided that the mortgage loan sellers had no knowledge or reason to know, as of the startup day of the REMIC, that such a default had occurred or would occur. Foreclosure property may generally not be held after the close of the third calendar year beginning after the date the REMIC acquires such property, with one extension that may be granted by the Internal Revenue Service (“IRS”).

In addition to the foregoing requirements, the various interests in a REMIC also must meet certain requirements. All of the interests in a REMIC must be either of the following: (i) one or more classes of regular interests or (ii) a single class of residual interests on which distributions, if any, are made pro rata. A regular interest is an interest in a REMIC that is issued on the REMIC’s startup day with fixed terms, is designated as a regular interest, and unconditionally entitles the holder to receive a specified principal amount (or other similar amount), and provides that interest payments (or other similar amounts), if any, at or before maturity either are payable based on a fixed rate or a qualified variable rate, or consist of a specified, nonvarying portion of the interest payments on the qualified mortgages. The rate on the specified portion may be a fixed rate, a variable rate, or the difference between one fixed or qualified variable rate and another fixed or qualified variable rate. The specified principal amount of a regular interest that provides for interest payments consisting of a specified, nonvarying portion of interest payments on qualified mortgages may be zero. An interest in a REMIC may be treated as a regular interest even if payments of principal with respect to such interest are subordinated to payments on other regular interests or the residual interest in the REMIC, and are dependent on the absence of defaults or delinquencies on qualified mortgages or permitted investments, lower than reasonably expected returns on permitted investments, expenses incurred by the REMIC or prepayment interest shortfalls. A residual interest is an interest in a REMIC other than a regular interest that is issued on the REMIC’s startup day that is designated as a residual interest. Accordingly, each of the Lower-Tier Regular Interests will constitute a class of regular interests in the related Lower-Tier REMIC, each class of the Regular Interests will constitute a class of regular interests in the Upper-Tier REMIC, and the Class R Certificates will represent the sole class of residual interests in each Trust REMIC.

If an entity fails to comply with one or more of the ongoing requirements of the Code for status as a REMIC during any taxable year, the Code provides that the entity or applicable portion of it will not be treated as a REMIC for such year and thereafter. In this event, any entity with debt obligations with two or more maturities, such as the Trust REMICs, may be treated as a separate association taxable as a corporation under Treasury regulations, and the Certificates may be treated as equity interests in that association. The Code, however, authorizes the Treasury Department to issue regulations that address situations where failure to meet one or more of the requirements for REMIC status occurs inadvertently and in good faith. No such regulations have been proposed, however, and investors should be aware that the Conference Committee Report to the Tax Reform Act of 1986 (the “1986 Act”) indicates that any such relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of a REMIC’s income for the period of time in which the requirements for REMIC status are not satisfied.

Status of Offered Certificates

Except as provided below, Offered Certificates held by a real estate investment trust will constitute “real estate assets” within the meaning of Code Section 856(c)(5)(B), and interest (including original issue discount) on the Offered Certificates will be considered “interest on obligations secured by mortgages on real property or on interests in real property” within the meaning of Code Section 856(c)(3)(B) in the same proportion that, for both purposes, the assets of the Issuing Entity would be so treated. For purposes of Code Section 856(c)(5)(B), payments of principal and interest on the Mortgage Loans that are reinvested pending distribution to holders of Offered Certificates qualify for such treatment. It is unclear, however, whether property acquired by foreclosure held pending sale, and amounts in reserve accounts, would be considered to be part of the Mortgage Loans, or whether these assets otherwise would receive the same treatment as the Mortgage Loans for purposes of the above-referenced sections of the Code. Offered Certificates held by a domestic building and loan association will be treated as assets described in Code Section 7701(a)(19)(C)(xi) to the extent that the Mortgage Loans are treated as “loans . . . secured by an interest in real property which is . . . residential real property” or “loans secured by an interest in educational, health, or welfare institutions or facilities, including structures designed or used primarily for residential purposes for students, residents, and persons under care, employees, or members of the staff of such institutions or facilities” within the meaning of Code Section 7701(a)(19)(C) (such as certain multifamily dwellings, but not other commercial properties), and otherwise will not qualify for this treatment. Certificateholders should consult their own tax advisors regarding the extent to which their Offered Certificates will qualify for this treatment. For the purposes of the foregoing determinations, the Trust REMICs will be treated as a single REMIC. If at all times 95% or more of the assets of the Issuing Entity qualify for each of the foregoing treatments, the Offered Certificates will qualify for the corresponding status in their entirety. In addition, Mortgage Loans that have been defeased with government securities will not qualify for the foregoing treatments. Offered Certificates held by certain financial institutions will constitute an “evidence of indebtedness” within the meaning of Code Section 582(c)(1). Offered Certificates will be “qualified mortgages” within the meaning of Code Section 860G(a)(3) for another REMIC if transferred to that REMIC within a prescribed time period in exchange for regular or residual interests in that REMIC.

Taxation of the Regular Interests

General

Each class of Regular Interests (whether held directly or indirectly) will represent one or more regular interests in the Upper-Tier REMIC. The Regular Interests will represent newly originated debt instruments issued by the Upper-Tier REMIC, and not ownership interests in the Trust REMICs or their assets, for federal income tax purposes. In general, interest, original issue discount and market discount on a Regular Interest will be treated as ordinary income to the holder of a Regular Interest (a “Regular Interestholder”), and principal payments on a Regular Interest will be treated as a return of capital to the extent of the Regular Interestholder’s basis in the Regular Interest. Regular Interestholders must use the accrual method of accounting with regard to the Regular Interests, regardless of the method of accounting otherwise used by such Regular Interestholders.

Under new legislation enacted on December 22, 2017, taxpayers that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described under this section. This rule generally is effective for tax years beginning after December 31, 2017 or, for Regular Interests issued with original issue discount, for tax years beginning after December 31, 2018. Prospective investors are urged to consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Original Issue Discount

Holders of Regular Interests issued with original issue discount generally must include original issue discount in ordinary income for federal income tax purposes as it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. The following discussion is based in part on temporary and final Treasury regulations (the “OID Regulations”) under Code Sections 1271 through 1273 and 1275 and in part on the provisions of the Conference Committee Report to the 1986 Act. Regular Interestholders should be aware, however, that the OID Regulations do not adequately address certain issues relevant to prepayable securities, such as the Regular Interests. To the extent such issues are not addressed in the OID Regulations, the Certificate Administrator will apply the methodology described in the Conference Committee Report to the 1986 Act. No assurance can be provided, however, that the IRS will not take a different position as to those matters not currently addressed by the OID Regulations. Moreover, the OID Regulations include an anti-abuse rule allowing the IRS to apply or depart from the OID Regulations if necessary or appropriate to ensure a reasonable tax result in light of the applicable statutory provisions. A tax result will not be considered unreasonable under the anti-abuse rule, however, in the absence of a substantial effect on the present value of a taxpayer’s tax liability. Investors are advised to consult their own tax advisors as to the discussion in this prospectus and the appropriate method for reporting interest and original issue discount with respect to the Regular Interests.

Each Regular Interest will be treated as an installment obligation for purposes of determining the original issue discount includible in a Regular Interestholder’s income. The total amount of original issue discount on a Regular Interest is the excess of the “stated redemption price at maturity” of the Regular Interest over its “issue price”. The issue price of a class of Regular Interests is the first price at which a substantial amount of Regular Interests of such class is sold to investors (excluding bond houses, brokers and underwriters) [[FOR SWAP AGREEMENTS], as adjusted, in the case of the [SWAP CLASS] Certificates, for any Swap Premium paid or received as described under “―Taxation of the Swap Contract” below]. Although unclear under the OID Regulations, the Certificate Administrator will treat the issue price of Regular Interests for which there is no substantial sale for cash as of the issue date as the fair market value of such Regular Interests as of the issue date. The issue price of the Regular Interests also includes the amount paid by an initial Regular Interestholder for accrued interest that relates to a period prior to the issue date of such class of Regular Interests. The stated redemption price at maturity of a Regular Interest is the sum of all payments to be made on the Regular Interest other than any qualified stated interest payments. Under the OID Regulations, qualified stated interest generally means interest payable at a single fixed rate or a qualified variable rate; provided that such interest payments are unconditionally payable at intervals of one year or less during the entire term of the obligation. Because there is no penalty or default remedy in the case of nonpayment of interest with respect to a Regular Interest, it is possible that no interest on any class of Regular Interests will be treated as qualified stated interest. However, because the Mortgage Loans provide for remedies in the event of default, the Certificate Administrator will treat all payments of stated interest on the Regular Interests (other than the [INTEREST-ONLY CLASS] Certificates) as qualified stated interest (other than any accrued interest distributed on the first Distribution Date for the number of days that exceed the interval between the Closing Date and the first Distribution Date). Based on the foregoing, it is anticipated that the Class [__] Certificates will be issued with original issue discount for federal income tax purposes.

It is anticipated that the Certificate Administrator will treat each class of [INTEREST-ONLY CLASS] Certificates as having no qualified stated interest. Accordingly, such classes will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received on such classes over their respective issue prices (including interest accrued prior to the Closing Date). Any “negative” amounts of original issue discount on such classes attributable to rapid prepayments with respect to the Mortgage Loans will not be deductible currently. The holder of a [INTEREST-ONLY CLASS] certificate may be entitled to a deduction for a loss, which may be a capital loss, to the extent it becomes certain that such holder will not recover a portion of its basis in such class, assuming no further prepayments. In the alternative, it is possible that rules similar to the “noncontingent bond method” of the contingent interest rules of the OID Regulations may be promulgated with respect to such classes. Unless and until required otherwise by applicable authority, it is not anticipated that the contingent interest rules will apply.

Under a de minimis rule, original issue discount on a Regular Interest will be considered to be de minimis if such original issue discount is less than 0.25% of the stated redemption price at maturity of the Regular Interest multiplied by the weighted average maturity of the Regular Interest. For this purpose, the weighted average maturity of the Regular Interest is computed as the sum of the amounts determined by multiplying the number of full years (i.e., rounding down for partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the stated redemption price at maturity or Anticipated Repayment Date of the Regular Interest. The Conference Committee Report to the 1986 Act provides that the schedule of such distributions should be determined in accordance with the assumed rate of prepayment on the Mortgage Loans used in pricing the transaction, i.e., [_]% CPR; provided, that it is assumed that any ARD Loan will prepay in full on its Anticipated Repayment Date (the “Prepayment Assumption”). See “Yield, Prepayment and Maturity Considerations—Weighted Average Life of the Offered Certificates”. Holders generally must report de minimis original issue discount pro rata as principal payments are received, and such income will be capital gain if the Regular Interest is held as a capital asset. Under the OID Regulations, however, Regular Interestholders may elect to accrue all de minimis original issue discount, as well as market discount and premium, under the constant yield method. See “Taxation of the Regular Interests—Election to Treat All Interest Under the Constant Yield Method” below. [Based on the foregoing, it is anticipated that the Class [__] Certificates will be issued with de minimis original issue discount for federal income tax purposes.

A holder of a Regular Interest issued with original issue discount generally must include in gross income for any taxable year the sum of the “daily portions”, as defined below, of the original issue discount on the Regular Interest accrued during an accrual period for each day on which it holds the Regular Interest, including the date of purchase but excluding the date of disposition. With respect to each such Regular Interest, a calculation will be made of the original issue discount that accrues during each successive full accrual period that ends on the day prior to each Distribution Date with respect to the Regular Interests, assuming that prepayments and extensions with respect to the Mortgage Loans will be made in accordance with the Prepayment Assumption. The original issue discount accruing in a full accrual period will be the excess, if any, of (i) the sum of (a) the present value of all of the remaining distributions to be made on the Regular Interest as of the end of that accrual period and (b) the distributions made on the Regular Interest during the accrual period that are included in the Regular Interest’s stated redemption price at maturity, over (ii) the adjusted issue price of the Regular Interest at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence is calculated based on (i) the yield to maturity of the Regular Interest as of the Startup Day, (ii) events (including actual prepayments) that have occurred prior to the end of the accrual period, [(iii) the assumption that the value of LIBOR used to compute the initial Pass-Through Rate for a Regular Interest that pays a rate based on a LIBOR margin does not change after the Startup Day] and (iv) the assumption that the remaining payments will be made in accordance with the original Prepayment Assumption. For these purposes, the adjusted issue price of a Regular Interest at the beginning of any accrual period equals the issue price of the Regular Interest, increased by the aggregate amount of original issue discount with respect to the Regular Interest that accrued in all prior accrual periods and reduced by the amount of distributions included in the Regular Interest’s stated redemption price at maturity that were made on the Regular Interest that were attributable to such prior periods. The original issue discount accruing during any accrual period (as determined in this paragraph) will then be divided by the number of days in the period to determine the daily portion of original issue discount for each day in the period.

Under the method described above, the daily portions of original issue discount required to be included as ordinary income by a Regular Interestholder (other than a holder of a [INTEREST-ONLY CLASS] Certificate) generally will increase to take into account prepayments on the Regular Interests as a result of prepayments on the Mortgage Loans that exceed the Prepayment Assumption, and generally will decrease (but not below zero for any period) if the prepayments are slower than the Prepayment Assumption. Due to the unique nature of interest-only Certificates, the preceding sentence may not apply in the case of the [INTEREST-ONLY CLASS] Certificates.

[Variable Rate Regular Interests

A Regular Interest may provide for interest based on a variable rate. Under the OID Regulations, interest is treated as payable at a variable rate if, generally:

(i)   the issue price does not exceed the original principal balance by more than a specified amount, and

(ii)  the interest compounds or is payable at least annually at current values of

(1) one or more “qualified floating rates,”

(2) a single fixed rate and one or more qualified floating rates,

(3) a single “objective rate”, or

(4) a single fixed rate and a single objective rate that is a “qualified inverse floating rate.”

A floating rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds, where the rate is subject to a fixed multiple that is greater than 0.65, but not more than 1.35. The rate may also be increased or decreased by a fixed spread or subject to a fixed cap or floor, or a cap or floor that is not reasonably expected as of the issue date to affect the yield of the instrument significantly. An objective rate is any rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information, provided that the information is not (1) within the control of the Issuing Entity or a related party or (2) unique to the circumstances of the Issuing Entity or a related party. A qualified inverse floating rate is a rate equal to a fixed rate minus a qualified floating rate that inversely reflects contemporaneous variations in the cost of newly borrowed funds; an inverse floating rate that is not a qualified inverse floating rate may nevertheless be an objective rate. A class of Regular Interests may be issued under this prospectus that does not have a variable rate under the OID Regulations, for example, a class that bears different rates at different times during the period it is outstanding so that it is considered significantly “front-loaded” or “back-loaded” within the meaning of the OID Regulations. It is possible that a class of this type may be considered to bear “contingent interest” within the meaning of the OID Regulations. The OID Regulations, as they relate to the treatment of contingent interest, are by their terms not applicable to Regular Interests. However, if final regulations dealing with contingent interest with respect to Regular Interests apply the same principles as the current regulations, those regulations may lead to different timing of income inclusion than would be the case under the variable interest regulations. Furthermore, application of those principles could lead to the characterization of gain on the sale of contingent interest Regular Interests as ordinary income. Investors should consult their tax advisors regarding the appropriate treatment of any Regular Interest that does not pay interest at a fixed rate or variable rate as described in this paragraph.

Under the REMIC Regulations, a Regular Interest (1) bearing a rate that qualifies as a qualified floating rate under the OID Regulations that is tied to current values of a variable rate (or the highest, lowest or average of two or more variable rates), including a rate based on the average cost of funds of one or more financial institutions, or a positive or negative multiple of this rate (plus or minus a specified number of basis points), or that represents a weighted average of rates on some or all of the Mortgage Loans, including a rate that is subject to one or more caps or floors (each, a “variable rate”), or (2) bearing one or more of these variable rates for one or more periods or one or more fixed rates for one or more periods, and a different variable rate or fixed rate for other periods, qualifies as a regular interest in a REMIC. Accordingly, it is anticipated that the Certificate Administrator will treat Regular Interests that qualify as regular interests under this rule in the same manner as obligations bearing a variable rate for original issue discount reporting purposes.

The amount of original issue discount with respect to a Regular Interest bearing a variable rate of interest will accrue in the manner described above under “—Taxation of the Regular Interests—Original Issue Discount” with the yield to maturity and future payments on that Regular Interest generally to be determined by assuming that interest will be payable for the life of the Regular Interest based on the initial rate (or, if different, the value of the applicable variable rate as of the pricing date) for the relevant class. Generally, the Certificate Administrator will treat variable interest as qualified stated interest, other than variable interest on a [INTEREST-ONLY CLASS] certificate or a class of Regular Interests on which interest is substantially disproportionate to its principal amount (a so called “super-premium” class), which will be treated as non-qualified stated interest includible in the stated

redemption price at maturity. Ordinary income reportable for any period will be adjusted based on subsequent changes in the applicable interest rate index.

Although unclear under the OID Regulations, unless required otherwise by applicable final regulations, the Certificate Administrator will treat Regular Interests bearing an interest rate that is a weighted average of the net mortgage rates on Mortgage Loans having fixed or adjustable rates, as having qualified stated interest, except to the extent that initial “teaser” rates cause sufficiently “back-loaded” interest to create more than de minimis original issue discount. The yield on those Regular Interests for purposes of accruing original issue discount will be a hypothetical fixed rate based on the fixed rates, in the case of fixed rate Mortgage Loans, and initial “teaser rates” followed by fully indexed rates, in the case of adjustable rate Mortgage Loans. In the case of adjustable rate Mortgage Loans, the applicable index used to compute interest on the Mortgage Loans will be the index in effect on the pricing date (or possibly the issue date), and in the case of initial teaser rates, will be deemed to be in effect beginning with the period in which the first weighted average adjustment date occurring after the issue date occurs. Adjustments will be made in each accrual period either increasing or decreasing the amount of ordinary income reportable to reflect the actual pass-through interest rate on the Regular Interests.]

[Deferred Interest

Under the OID Regulations, all interest on a Regular Interest as to which there may be deferred interest is includible in the stated redemption price at maturity. Accordingly, any deferred interest that accrues with respect to a class of Regular Interests may constitute income to the holders of such Regular Interest prior to the time distributions of cash with respect to such deferred interest are made.]

Acquisition Premium

A purchaser of a Regular Interest at a cost, excluding any portion of that cost attributable to accrued qualified stated interest, greater than its adjusted issue price and less than its remaining stated redemption price at maturity will be required to include in gross income the daily portions of the original issue discount on the Regular Interest reduced pro rata by a fraction, the numerator of which is the excess of the cost over the adjusted issue price and the denominator of which is the excess of the remaining stated redemption price at maturity over the adjusted issue price. Alternatively, such a purchaser may elect to treat all such acquisition premium under the constant yield method, as described under the heading “—Taxation of the Regular Interests—Election to Treat All Interest Under the Constant Yield Method” below.

Market Discount

A purchaser of a Regular Interest also may be subject to the market discount rules of Code Sections 1276 through 1278. Under these Code sections and the principles applied by the OID Regulations in the context of original issue discount, “market discount” is the amount by which the purchaser’s original basis in the Regular Interest [[FOR SWAP AGREEMENTS], as adjusted, in the case of the [SWAP CLASS] Certificates, for any Swap Premium paid or received as described under “—Taxation of the Swap Contract” below] (i) is exceeded by the remaining outstanding principal payments and non-qualified stated interest payments due on the Regular Interest, or (ii) in the case of a Regular Interest having original issue discount, is exceeded by the adjusted issue price of the Regular Interest at the time of purchase. Such purchaser generally will be required to recognize ordinary income to the extent of accrued market discount on such Regular Interest as distributions includible in its stated redemption price at maturity are received, in an amount not exceeding any such distribution. Such market discount would accrue in a manner to be provided in Treasury regulations and should take into account the Prepayment Assumption. The Conference Committee Report to the 1986 Act provides that until such regulations are issued, such market discount would accrue, at the election of the holder, either (i) on the basis of a constant interest rate or (ii) in the ratio of interest accrued for the relevant period to the sum of the interest accrued for such period plus the remaining interest after the end of such period, or, in the case of classes issued with original issue discount, in the ratio of original issue discount accrued for the relevant period to the sum of the original issue discount accrued for such period plus the remaining original issue discount after the end of such period. Such purchaser also generally will be required to treat a portion of any gain on a sale or exchange of the Regular Interest as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income as partial distributions in reduction of the stated redemption price at maturity were received. Such purchaser will be required to defer deduction of a portion of the excess of the interest paid or accrued on indebtedness incurred to purchase or carry the Regular Interest over the interest (including original issue discount) distributable on the Regular

Interest. The deferred portion of such interest expense in any taxable year generally will not exceed the accrued market discount on the Regular Interest for such year. Any such deferred interest expense is, in general, allowed as a deduction not later than the year in which the related market discount income is recognized or the Regular Interest is disposed of. As an alternative to the inclusion of market discount in income on the foregoing basis, the Regular Interestholder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Regular Interestholder in that taxable year or thereafter, in which case the interest deferral rule will not apply. See “—Taxation of the Regular Interests—Election to Treat All Interest Under the Constant Yield Method” below regarding making the election under Code Section 171 and an alternative manner in which such election may be deemed to be made.

Market discount with respect to a Regular Interest will be considered to be de minimis if such market discount is less than 0.25% of the remaining stated redemption price at maturity of such Regular Interest multiplied by the weighted average maturity of the Regular Interest remaining after the date of purchase. For this purpose, the weighted average maturity is determined by multiplying the number of full years (i.e., rounding down for partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each such distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the total stated redemption price at maturity of the Regular Interest. It appears that de minimis market discount would be reported pro rata as principal payments are received. Treasury regulations implementing the market discount rules have not yet been proposed, and investors should therefore consult their own tax advisors regarding the application of these rules as well as the advisability of making any of the elections with respect to such rules. Investors should also consult Revenue Procedure 92-67 concerning the elections to include market discount in income currently and to accrue market discount on the basis of the constant yield method.

Premium

A Regular Interest purchased upon initial issuance or in the secondary market at a cost, excluding any portion of that cost attributable to accrued qualified stated interest, [[FOR SWAP AGREEMENTS], as adjusted, in the case of the [SWAP CLASS] Certificates, for any Swap Premium paid or received as described under “—Taxation of the Swap Contract” below] greater than its remaining stated redemption price at maturity generally is considered to be purchased at a premium. If the Regular Interestholder holds such Regular Interest as a “capital asset” within the meaning of Code Section 1221, the Regular Interestholder may elect under Code Section 171 to amortize such premium under the constant yield method. See “—Taxation of the Regular Interests—Election to Treat All Interest Under the Constant Yield Method” below regarding making the election under Code Section 171 and an alternative manner in which the Code Section 171 election may be deemed to be made. Final Treasury regulations under Code Section 171 do not, by their terms, apply to prepayable obligations such as the Regular Interests. The Conference Committee Report to the 1986 Act indicates a Congressional intent that the same rules that will apply to the accrual of market discount on installment obligations will also apply to amortizing bond premium under Code Section 171 on installment obligations such as the Regular Interests, although it is unclear whether the alternatives to the constant interest method described above under “—Taxation of the Regular Interests—Market Discount” are available. Amortizable bond premium will be treated as an offset to interest income on a Regular Interest rather than as a separate deduction item. Based on the foregoing, it is anticipated that the Class [__] Certificates will be issued at a premium for federal income tax purposes.

Election to Treat All Interest Under the Constant Yield Method

A holder of a debt instrument such as a Regular Interest may elect to treat all interest that accrues on the instrument using the constant yield method, with none of the interest being treated as qualified stated interest. For purposes of applying the constant yield method to a debt instrument subject to such an election, (i) “interest” includes stated interest, original issue discount, de minimis original issue discount, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium and (ii) the debt instrument is treated as if the instrument were issued on the holder’s acquisition date in the amount of the holder’s adjusted basis immediately after acquisition. It is unclear whether, for this purpose, the initial Prepayment Assumption would continue to apply or if a new prepayment assumption as of the date of the holder’s acquisition would apply. A holder generally may make such an election on an instrument by instrument basis or for a class or group of debt instruments. However, if the holder makes such an election with respect to a debt instrument with amortizable bond premium or with market discount, the holder is deemed to have made elections to amortize bond premium or to report market discount income currently as it accrues under the constant yield method, respectively, for all premium bonds held or acquired or market discount bonds acquired by the holder on the first day of the year of the election or thereafter. The election is made on the holder’s federal income tax return for the year in which the debt instrument is acquired and is irrevocable except with the approval of the IRS. Investors are encouraged to consult their tax advisors regarding the advisability of making such an election.

Treatment of Losses

Holders of the Regular Interests will be required to report income with respect to the Regular Interests on the accrual method of accounting, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the Mortgage Loans, except to the extent it can be established that such losses are uncollectible. Accordingly, a Regular Interestholder may have income, or may incur a diminution in cash flow as a result of a default or delinquency, but may not be able to take a deduction (subject to the discussion below) for the corresponding loss until a subsequent taxable year. In this regard, investors are cautioned that while they generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that original issue discount must continue to be accrued in spite of its uncollectibility until the debt instrument is disposed of in a taxable transaction or becomes worthless in accordance with the rules of Code Section 166. The following discussion may not apply to holders of interest-only Regular Interests. Under Code Section 166, it appears that holders of Regular Interests that are corporations or that otherwise hold the Regular Interests in connection with a trade or business should in general be allowed to deduct as an ordinary loss any such loss sustained (and not previously deducted) during the taxable year on account of such Regular Interests becoming wholly or partially worthless, and that, in general, holders of Regular Interests that are not corporations and do not hold the Regular Interests in connection with a trade or business will be allowed to deduct as a short term capital loss any loss with respect to principal sustained during the taxable year on account of such Regular Interests becoming wholly worthless (i.e., when the principal balance thereof has been reduced to zero). Such non-corporate holders of Regular Interests may be allowed a bad debt deduction at such time as the principal balance of such Regular Interests is reduced to reflect losses on the Mortgage Loans below such holder’s basis in the Regular Interests. The IRS, however, could take the position that non-corporate holders will be allowed a bad debt deduction to reflect such losses only after the classes of Regular Interests have been otherwise retired. The IRS could also assert that losses on a class of Regular Interests are deductible based on some other method that may defer such deductions for all holders, such as reducing future cash flow for purposes of computing original issue discount. This may have the effect of creating “negative” original issue discount that, with the possible exception of the method discussed in the following sentence, would be deductible only against future positive original issue discount or otherwise upon termination of the applicable class. Although not free from doubt, a holder of Regular Interests with negative original issue discount may be entitled to deduct a loss to the extent that its remaining basis would exceed the maximum amount of future payments to which such holder was entitled, assuming no further prepayments. Notwithstanding the foregoing, it is not clear whether holders of interest-only Regular Interests, such as the [INTEREST-ONLY CLASS] Certificates, will be allowed any deductions under Code Section 166 for bad debt losses. Regular Interestholders are urged to consult their own tax advisors regarding the appropriate timing, amount and character of any loss sustained with respect to such Regular Interests. Special loss rules are applicable to banks and thrift institutions, including rules regarding reserves for bad debts. Such taxpayers are advised to consult their tax advisors regarding the treatment of losses on the Regular Interests.

Prepayment Premiums and Yield Maintenance Charges

Prepayment premiums and yield maintenance charges actually collected on the Mortgage Loans will be distributed among the holders of the respective Classes of Regular Certificates as described under “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”. It is not entirely clear under the Code when the amount of prepayment premiums or yield maintenance charges so allocated should be taxed to holders of Offered Certificates, but it is not expected, for federal income tax reporting purposes, that prepayment premiums and yield maintenance charges will be treated as giving rise to any income to holders of Offered Certificates prior to the Master Servicer’s actual receipt of a prepayment premium or yield maintenance charge. Prepayment premiums and yield maintenance charges, if any, may be treated as ordinary income, although authority exists for treating such amounts as capital gain if they are treated as paid upon the retirement or partial retirement of a debt instrument. The IRS may disagree with these positions. Certificateholders should consult their own tax advisors concerning the treatment of prepayment premiums and yield maintenance charges.

Sale or Exchange of Regular Interests

If a Regular Interestholder sells or exchanges a Regular Interest, such Regular Interestholder will recognize gain or loss equal to the difference, if any, between the amount received and its adjusted basis in the Regular Interest. The adjusted basis of a Regular Interest generally will equal the cost of the Regular Interest to the seller, increased by any original issue discount or market discount previously included in the seller’s gross income with respect to the Regular Interest and reduced by amounts included in the stated redemption price at maturity of the Regular Interest that were previously received by the seller, by any amortized premium, and by any deductible losses on the Regular Interest. [[FOR SWAP AGREEMENTS] In connection with a sale or exchange of a [SWAP CLASS] certificate, the related Certificateholder must separately account for the sale or exchange of its Percentage Interest in the [SWAP CLASS] Regular Interest and the interest in the related Swap Contract.]

In addition to the recognition of gain or loss on actual sales, Code Section 1259 requires the recognition of gain, but not loss, upon the constructive sale of an appreciated financial position. A constructive sale of an appreciated financial position occurs if a taxpayer enters into a transaction or series of transactions that have the effect of substantially eliminating the taxpayer’s risk of loss and opportunity for gain with respect to the financial instrument. Debt instruments that entitle the holder to a specified principal amount, pay interest at a fixed or variable rate, and are not convertible into the stock of the issuer or a related party, cannot be the subject of a constructive sale for this purpose. Because most Regular Interests meet this exception, Code Section 1259 will not apply to most Regular Interests. However, Regular Interests that have no, or a disproportionately small, amount of principal, can be the subject of a constructive sale.

Except as described above with respect to market discount, and except as provided in this paragraph, any gain or loss on the sale or exchange of a Regular Interest realized by an investor that holds the Regular Interest as a capital asset will be capital gain or loss and will be long term or short term depending on whether the Regular Interest has been held for the long term capital gain holding period (more than one year). Such gain will be treated as ordinary income: (i) if the Regular Interest is held as part of a “conversion transaction” as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Regular Interestholder’s net investment in the conversion transaction at 120% of the appropriate applicable federal rate under Code Section 1274(d) in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as part of such transaction; (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates; or (iii) to the extent that such gain does not exceed the excess, if any, of (a) the amount that would have been includible in the gross income of the Regular Interestholder if his yield on such Regular Interest were 110% of the applicable federal rate as of the date of purchase, over (b) the amount of income actually includible in the gross income of such Regular Interestholder with respect to the Regular Interest. In addition, gain or loss recognized from the sale of a Regular Interest by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c). Long-term capital gains of certain non-corporate taxpayers generally are subject to a lower maximum tax rate than ordinary income of such taxpayers for property held for more than one year. The maximum tax rate for corporations is the same with respect to both ordinary income and capital gains.

Taxation of the [ARD Class] Certificates

[The [ARD Class] Certificates will represent undivided beneficial interests in the Excess Interest. It is not entirely clear for federal income tax reporting purposes when Excess Interest will be treated as giving rise to income to the holders of the [ARD Class] Certificates. It is likely that such amounts will be treated as one or more stripped coupons issued on the related anticipated repayment date of the ARD Loan, and that income will accrue thereon as original issue discount based upon the portion, if any, of the holder’s basis in the [ARD Class] certificate and the anticipated payments of Excess Interest receivable. It is not clear whether a prepayment assumption would be used in projecting such payments, or whether the contingent payment debt rules might apply to them. Moreover, it is possible that the IRS could require that income be accrued with respect to the Excess Interest commencing at an earlier date. In such event, if the related amounts are never received, the holder could have a loss, which may be a capital loss. Holders of [ARD Class] Certificates are advised to consult their tax advisors as to the federal income tax treatment of Excess Interest.]

[FOR SWAP AGREEMENTS, INCLUDE TAX TREATMENT OF NOTIONAL PRINCIPAL CONTRACTS AS APPLICABLE]

Taxation of the Swap Contract

[Each holder of a [SWAP CLASS] certificate will be treated for federal income tax purposes as having entered into its proportionate share of the rights of such class under the Swap Contract. Holders of the [SWAP CLASS] Certificates must allocate the price they pay for their Certificates between their interests in the [SWAP CLASS] Regular Interest and the Swap Contract based on their relative market values. The portion, if any, allocated to the Swap Contract will be treated as a swap premium (the “Swap Premium”) paid or received by the holders of the [SWAP CLASS] Certificates. If the Swap Premium is paid by a holder, it will reduce the purchase price allocable to its interest in the [SWAP CLASS] Regular Interest. If the Swap Premium is received by the holder, it will be deemed to have increased the purchase price for its interest in the [SWAP CLASS] Regular Interest. If any Swap Contract is “on market”, no amount of the purchase price will be allocable to it. If the holder of a [SWAP CLASS] certificate is deemed to receive Swap Premium, such amount may be periodically offset by the original issue discount accrued or premium amortized, as applicable, on the [SWAP CLASS] Regular Interest allocable to such holder, resulting in overall tax accounting similar to an integrated debt instrument. Nevertheless, prospective investors should consult their tax advisors regarding any possible mismatches in timing or character. The Swap Premium will be deemed to be received by the holders of the [SWAP CLASS] Certificates. A holder of the [SWAP CLASS] Certificates will be required to amortize any Swap Premium under a level payment method as if the Swap Premium represented the present value of a series of equal payments made or received over the life of the Swap Contract (adjusted to take into account decreases in notional principal amount), discounted at a rate equal to the rate used to determine the amount of the Swap Premium (or some other reasonable rate). Prospective purchasers of the [SWAP CLASS] Certificates should consult their own tax advisors regarding the appropriate method of amortizing any Swap Premium. Regulations promulgated by the Treasury generally treat a non-periodic payment made under a Swap Contract as a loan for federal income tax purposes.

Under Treasury regulations (i) all taxpayers must recognize periodic payments with respect to a notional principal contract under the accrual method of accounting, and (ii) any periodic payments received under the Swap Contract must be netted against payments made under the Swap Contract and deemed made or received as a result of the Swap Premium over the recipient’s taxable year, rather than accounted for on a gross basis. Net income or deduction with respect to net payments under a notional principal contract for a taxable year should constitute ordinary income or ordinary deduction. The IRS could contend the amount is capital gain or loss, but such treatment is unlikely, at least in the absence of further regulations. Any regulations requiring capital gain or loss treatment presumably would apply only prospectively. Individuals may be limited in their ability to deduct any such net deduction and should consult their tax advisors prior to investing in the [SWAP CLASS] Certificates.

Any amount of proceeds from the sale, redemption or retirement of a [SWAP CLASS] certificate that is considered to be allocated to the holder’s rights under the Swap Contract (including a conversion of such certificate to a [FIXED RATE CLASS] certificate, as applicable) or that the holder is deemed to have paid to the purchaser would be considered a “termination payment” allocable to such certificate under Treasury regulations. A holder of a [SWAP CLASS] certificate will have gain or loss from such a termination equal to (A)(i) any termination payment it received or is deemed to have received minus (ii) the unamortized portion of the Swap Premium paid (or deemed paid) by the holder upon entering into or acquiring its interest in the Swap Contract or (B)(i) any termination payment it paid or is deemed to have paid minus (ii) the unamortized portion of the Swap Premium received upon entering into or acquiring its interest in the Swap Contract. Gain or loss realized upon the termination of the Swap Contract will generally be treated as capital gain or loss. Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary. Following a conversion of a [SWAP CLASS] certificate to a [FIXED RATE CLASS] certificate, such holder will continue to own its respective interest in the [SWAP CLASS] Regular Interest previously deemed owned.

The [SWAP CLASS] Certificates, representing beneficial ownership in the [SWAP CLASS] Regular Interest and in the Swap Contract, may constitute positions in a straddle, in which case the straddle rules of Code Section 1092 would apply. A selling holder’s capital gain or loss with respect to such Regular Interest would be short term because the holding period would be tolled under the straddle rules. Similarly, capital gain or loss realized in connection with the termination of the applicable Swap Contract would be short term. If the holder of a [SWAP CLASS] certificate incurred or continued to incur indebtedness to acquire or hold such [SWAP CLASS] certificate, the holder would generally be required to capitalize a portion of the interest paid on such indebtedness until termination of the Swap Contract.

Pursuant to the Pooling and Servicing Agreement (i) the Certificate Administrator shall deliver or cause to be delivered the federal taxpayer identification number of the Grantor Trust that holds the Swap Contract on an IRS

Form W-9 to the Swap Counterparty as soon as possible after the Swap Contract is entered into (but no later than the first distribution date under the Swap Contract; provided that the Certificate Administrator has received the applicable taxpayer identification number from the IRS by such date (and the Certificate Administrator is obligated to use its best efforts to obtain such taxpayer identification number from the IRS by such date)) and, if requested by the Swap Counterparty (unless not permitted under federal income tax law) an IRS Form W-8IMY, (ii) each non-exempt holder of a [SWAP CLASS] certificate will be obligated pursuant to the Pooling and Servicing Agreement to provide applicable certification to the Certificate Administrator (with copies sent or forwarded directly from such certificateholder to the Swap Counterparty) to enable the Certificate Administrator to make payments to holders of [SWAP CLASS] Certificates without federal withholding or backup withholding, and (iii) as authorized by the holders of [SWAP CLASS] Certificates under the Pooling and Servicing Agreement, the Certificate Administrator may forward any such certification received to the Swap Counterparty if requested. If the above obligations are satisfied, under current law, no U.S. federal withholding or backup withholding taxes will be required to be deducted or withheld from payments by the Swap Counterparty to the Issuing Entity.]

Taxation of Class [EC] and Exchangeable Certificates

The portion of the Issuing Entity consisting of the Trust Components will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and the Class [EC] Certificates and the Exchangeable Certificates will evidence undivided beneficial ownership of all or a portion of the related Trust Component or Trust Components. The holder of a Class [EC] certificate or Exchangeable Certificate representing beneficial ownership of more than one Trust Component should account separately for its interest in each Trust Component as a separate Regular Interest. See “—Taxation of the Regular Interests” above. A purchaser of a Class [EC] certificate or Exchangeable Certificate must allocate its basis in such certificate among the Trust Components represented by such certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of a Class [EC] certificate or Exchangeable Certificate, the holder must allocate the amount received on the sale among the Trust Components in accordance with their relative fair market values as of the time of sale. Prospective beneficial owners of Class [EC] Certificates and Exchangeable Certificates should consult their tax advisors as to the appropriate method of accounting for their interest in the Class [EC] Certificates and Exchangeable Certificates.

[Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates. If a Class [EC] certificate or Exchangeable Certificate represents beneficial ownership of a disproportionate interest in the related Trust Components, then the tax consequences to the beneficial owner of the Class [EC] certificate or Exchangeable Certificate will be determined under Code Section 1286, as discussed under “—Taxation of Class [EC] and Exchangeable Certificates—Alternative Characterization”, below.]

Alternative Characterization. Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if a Class [EC] certificate or Exchangeable Certificate represents beneficial ownership of two or more Trust Components, those Trust Components could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Trust Components underlying a Class [EC] certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of such certificate were to (i) exchange that certificate for separate Exchangeable Certificates, (ii) sell one of those separate Exchangeable Certificates and (iii) retain one or more of the remaining separate Exchangeable Certificates, the beneficial owner might be treated as having engaged in a “coupon stripping” or “bond stripping” transaction within the meaning of Code Section 1286. Under Code Section 1286, a beneficial owner of a Class [EC] certificate or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the certificate between the separate Exchangeable Certificates sold and the separate Exchangeable Certificates retained in proportion to the relative fair market values of the related Trust Component or Trust Components as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the separate Exchangeable Certificates sold using its basis allocable to the related Trust Component or Trust Components. Also, the beneficial owner then must treat the Trust Component or Trust Components relating to the separate Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner’s basis allocable to that Trust Component or Trust Components. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the separate Exchangeable Certificates retained based on the beneficial owner’s basis in the related Trust Component or Trust Components.

As a result, when compared to treating each Trust Component underlying a Class [EC] certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Trust Components underlying a Class [EC] certificate or Exchangeable Certificate could affect the timing and character of income recognized by a beneficial owner of a Class [EC] certificate or Exchangeable Certificate. Moreover, if Code Section 1286 were to apply to a beneficial owner of a Class [EC] certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the Certificate Administrator. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Class [EC] Certificates and Exchangeable Certificates and due to the Certificate Administrator’s lack of information necessary to report computations that might be required by Code Section 1286, the Certificate Administrator will treat each Trust Component underlying a Class [EC] certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Trust Components underlying a Class [EC] certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to a Class [EC] certificate or Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Trust Components underlying the Class [EC] Certificates or Exchangeable Certificates should be aggregated for original issue discount purposes.

Taxation of Exchange. If a beneficial owner exchanges one or more separate classes of Exchangeable Certificates for a Class [EC] certificate, the exchange will not be taxable. Likewise, if a beneficial owner exchanges a Class [EC] certificate for one or more classes of separate Exchangeable Certificates, the exchange will not be taxable.]

[ADD DISCLOSURE FOR CURRENCY SWAP]

Taxes That May Be Imposed on a REMIC

Prohibited Transactions

Income from certain transactions by any Trust REMIC, called prohibited transactions, will not be part of the calculation of income or loss includible in the federal income tax returns of holders of the Class R Certificates, but rather will be taxed directly to the Trust REMIC at a 100% rate. Prohibited transactions generally include (i) the disposition of a qualified mortgage other than for (a) substitution within two years of the REMIC’s startup day for a defective (including a defaulted) obligation (or repurchase in lieu of substitution of a defective (including a defaulted) obligation at any time) or for any qualified mortgage within three months of the REMIC’s startup day, (b) foreclosure, default or imminent default of a qualified mortgage, (c) bankruptcy or insolvency of the REMIC, or (d) a qualified (complete) liquidation, (ii) the receipt of income from assets that are not the type of mortgages or investments that the REMIC is permitted to hold, (iii) the receipt of compensation for services or (iv) the receipt of gain from disposition of cash flow investments other than pursuant to a qualified liquidation. Notwithstanding (i) and (iv), it is not a prohibited transaction to sell REMIC property to prevent a default on regular interests as a result of a default on qualified mortgages or to facilitate a qualified liquidation or a clean-up call. The REMIC Regulations indicate that the modification of a mortgage loan generally will not be treated as a disposition if it is occasioned by a default or reasonably foreseeable default, an assumption of a mortgage loan or the waiver of a “due-on-sale” or “due-on-encumbrance” clause. It is not anticipated that the Trust REMICs will engage in any prohibited transactions.

Contributions to a REMIC After the Startup Day

In general, a REMIC will be subject to a tax at a 100% rate on the value of any property contributed to the REMIC after its startup day. Exceptions are provided for cash contributions to the REMIC (i) during the three months following its startup day, (ii) made to a qualified reserve fund by a holder of a Class R Certificate, (iii) in the nature of a guarantee, (iv) made to facilitate a qualified liquidation or clean-up call, and (v) as otherwise permitted in Treasury regulations yet to be issued. It is not anticipated that there will be any taxable contributions to the Trust REMICs.

Net Income from Foreclosure Property

The Lower-Tier REMIC will be subject to federal income tax at the highest corporate rate on “net income from foreclosure property”, determined by reference to the rules applicable to real estate investment trusts.

Generally, property acquired by foreclosure or deed-in-lieu of foreclosure would be treated as “foreclosure property” until the close of the third calendar year beginning after the Lower-Tier REMIC’s acquisition of an REO Property, with a possible extension. Net income from foreclosure property generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust.

In order for a foreclosed property to qualify as foreclosure property, any operation of the foreclosed property by the Lower-Tier REMIC generally must be conducted through an independent contractor. Further, such operation, even if conducted through an independent contractor, may give rise to “net income from foreclosure property”, taxable at the highest corporate rate. Payment of such tax by the Lower-Tier REMIC would reduce amounts available for distribution to Certificateholders.

The Special Servicer will be required to determine generally whether the operation of foreclosed property in a manner that would subject a Lower-Tier REMIC to such tax would be expected to result in higher after-tax proceeds than an alternative method of operating such property that would not subject the Lower-Tier REMIC to such tax.

Bipartisan Budget Act of 2015

The Bipartisan Budget Act of 2015 (the “2015 Budget Act”) includes new audit rules affecting entities treated as partnerships, their partners and the persons that are authorized to represent entities treated as partnerships in IRS audits and related procedures. Under the 2015 Budget Act, these rules also apply to REMICs, the holders of their residual interests and the trustees and administrators authorized to represent REMICs in IRS audits and related procedures. These new audit rules are effective for taxable years beginning with 2018 and apply to both new and existing REMICs.

In addition to other changes, under the 2015 Budget Act, (1) unless a REMIC elects otherwise, taxes arising from IRS audit adjustments are required to be paid by the REMIC rather than by its residual interest holders, (2) a REMIC appoints one person to act as its sole representative in connection with IRS audits and related procedures and that representative’s actions, including agreeing to adjustments to REMIC taxable income, will be binding on residual interest holders to a greater degree than a tax matters person’s actions under the rules that applied for taxable years before 2018 and (3) if the IRS makes an adjustment to a REMIC’s taxable year, the holders of residual interests for the audited taxable year may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year and otherwise may have to take the adjustment into account in different and potentially less advantageous ways than under the rules that applied for taxable years before 2018.

The parties responsible for the tax administration of the Trust REMICs described in this prospectus will have the authority to utilize, and will be directed to utilize, any exceptions available under the new provisions (including any changes) and Treasury regulations so that a Trust REMIC’s residual interest holders, to the fullest extent possible, rather than the Trust REMIC itself, will be liable for any taxes arising from audit adjustments to the Trust REMIC’s taxable income. It is unclear how any such exceptions may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such exceptions. Certificateholders should discuss with their own tax advisors the possible effect of the new rules on them.

Taxation of Certain Foreign Investors

Interest, including original issue discount, distributable to Regular Interestholders that are nonresident aliens, foreign corporations or other Non-U.S. Tax Persons will be considered “portfolio interest” and, therefore, generally will not be subject to a 30% United States withholding tax; provided that such Non-U.S. Tax Person (i) is not a “10 percent shareholder” within the meaning of Code Section 871(h)(3)(B) or a controlled foreign corporation described in Code Section 881(c)(3)(C) with respect to the Trust REMICs and (ii) provides the Certificate Administrator, or the person that would otherwise be required to withhold tax from such distributions under Code Section 1441 or 1442, with an appropriate statement, signed under penalties of perjury, identifying the beneficial owner and stating, among other things, that the beneficial owner of the Regular Interest is a Non-U.S. Tax Person. The appropriate documentation includes IRS Form W-8BEN-E or W-8BEN, if the Non-U.S. Tax Person is an entity (such as a corporation) or individual, respectively, eligible for the benefits of the portfolio interest exemption or an exemption based on a treaty; IRS Form W-8ECI if the Non-U.S. Tax Person is eligible for an exemption on the basis of its income from the Regular Interest being effectively connected to a United States trade or business; IRS Form W-8BEN-E or W-8IMY if the Non-U.S. Tax Person is a trust, depending on whether such trust is classified as the beneficial owner of the Regular Interest; and Form W-8IMY, with supporting documentation as specified in the Treasury regulations, required to substantiate exemptions from withholding on behalf of its partners, if the Non-U.S. Tax Person is a partnership. With respect to IRS Forms W-8BEN, W-8BEN-E, W-8IMY and W-8ECI, each (other than IRS Form W-8IMY) expires after three full calendar years or as otherwise provided by applicable law. An intermediary (other than a partnership) must provide IRS Form W-8IMY, revealing all required information, including its name, address, taxpayer identification number, the country under the laws of which it is created, and certification that it is not acting for its own account. A “qualified intermediary” must certify that it has provided, or will provide, a withholding statement as required under Treasury regulations Section 1.1441-1(e)(5)(v), but need not disclose the identity of its account holders on its IRS Form W-8IMY, and may certify its account holders’ status without including each beneficial owner’s certification. A “non-qualified intermediary” must additionally certify that it has provided, or will provide, a withholding statement that is associated with the appropriate IRS Forms W-8 and W-9 required to substantiate exemptions from withholding on behalf of its beneficial owners. The term “intermediary” means a person acting as a custodian, a broker, nominee or otherwise as an agent for the beneficial owner of a Regular Interest. A “qualified intermediary” is generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS.

If such statement, or any other required statement, is not provided, 30% withholding will apply unless reduced or eliminated pursuant to an applicable tax treaty or unless the interest on the Regular Interest is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Tax Person. In the latter case, such Non-U.S. Tax Person will be subject to United States federal income tax at regular rates. Investors that are Non-U.S. Tax Persons should consult their own tax advisors regarding the specific tax consequences to them of owning a Regular Interest.

The term “U.S. Tax Person” means a citizen or resident of the United States, a corporation, partnership (except to the extent provided in the applicable Treasury regulations) or other entity created or organized in or under the laws of the United States, any State or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate that is subject to U.S. federal income tax regardless of the source of income, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Tax Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in the applicable Treasury regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Tax Persons). The term “Non-U.S. Tax Person” means a person other than a U.S. Tax Person.

FATCA

Under the “Foreign Account Tax Compliance Act” (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act, a 30% withholding tax is generally imposed on certain payments, including U.S.-source interest and, beginning on January 1, 2019, gross proceeds, including the return of principal, from the disposition of debt obligations that give rise to U.S.-source interest to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The Certificate Administrator will be required to withhold amounts under FATCA on payments made to holders who are subject to the FATCA requirements and who fail to provide the Certificate Administrator with proof that they have complied with such requirements. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their Certificates.

Backup Withholding

Distributions made on the Certificates, and proceeds from the sale of the Certificates to or through certain brokers, may be subject to a “backup” withholding tax under Code Section 3406 on “reportable payments” (including interest distributions, original issue discount and, under certain circumstances, principal distributions) unless the Certificateholder is a U.S. Tax Person and provides IRS Form W-9 with the correct taxpayer identification number; in the case of the Regular Interests, is a Non-U.S. Tax Person and provides IRS Form W-8BEN or W-8BEN-E, as applicable, identifying the Non-U.S. Tax Person and stating that the beneficial owner is not a U.S. Tax Person; or can be treated as an exempt recipient within the meaning of Treasury regulations Section 1.6049-4(c)(1)(ii). Any amounts to be withheld from distribution on the Certificates would be refunded by the IRS or allowed as a credit against the Certificateholder’s federal income tax liability. Information reporting requirements may also apply regardless of whether withholding is required. Holders are urged to contact their own tax advisors regarding the application to them of backup withholding and information reporting.

Information Reporting

Holders who are individuals (and certain domestic entities that are formed or availed of for purposes of holding, directly or indirectly, “specified foreign financial assets”) may be subject to certain foreign financial asset reporting obligations with respect to their Certificates held through a financial account maintained by a foreign financial institution if the aggregate value of their Certificates and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. Holders are urged to consult their own tax advisors with respect to this and other reporting obligations with respect to their Certificates.

3.8% Medicare Tax on “Net Investment Income”

Certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include the interest payments and any gain realized with respect to the Certificates, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Reporting Requirements

Each Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns in a manner similar to a partnership. The form for such returns is IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return. The Trustee will be required to sign each Trust REMIC’s returns.

Reports of accrued interest, original issue discount, if any, and information necessary to compute the accrual of any market discount on the Regular Interests will be made annually to the IRS and to individuals, estates, non-exempt and non-charitable trusts, and partnerships that are either Regular Interestholders or beneficial owners that own Regular Interests through a broker or middleman as nominee. All brokers, nominees and all other nonexempt Regular Interestholders (including corporations, non-calendar year taxpayers, securities or commodities dealers, placement agents, real estate investment trusts, investment companies, common trusts, thrift institutions and charitable trusts) may request such information for any calendar quarter by telephone or in writing by contacting the person designated in IRS Publication 938 with respect to the Trust REMIC. Holders through nominees must request such information from the nominee.

Treasury regulations require that, in addition to the foregoing requirements, information must be furnished annually to the Regular Interestholders and filed annually with the IRS concerning the percentage of each Trust REMIC’s assets meeting the qualified asset tests described under “—Qualification as a REMIC” above.

[[FOR GRANTOR TRUSTS] Under these regulations, the Certificate Administrator will be required to file IRS Form 1099 (or any successor form) with the IRS with respect to holders of [Class [EC] Certificates and Exchangeable Certificates] [SWAP CLASS] [ARD Class] who are not “exempt recipients” (a term that includes corporations, trusts, securities dealers, middlemen and certain other non-individuals) and do not hold such Certificates through a middleman, to report the Issuing Entity’s gross income and, in certain circumstances, unless the Certificate Administrator reports under the safe harbor as described in the last sentence of this paragraph, if any assets of the Issuing Entity were disposed of or Certificates are sold in secondary market sales, the portion of the gross proceeds relating to the assets of the Issuing Entity that are attributable to such holder. The same requirements would be imposed on middlemen holding such Certificates on behalf of the related holders. Under certain circumstances, the Certificate Administrator may report under the safe harbor for widely-held mortgage trusts, as such term is defined under Treasury regulations Section 1.671-5.

These regulations also require that the Certificate Administrator make available information regarding interest income and information necessary to compute any original issue discount to (i) exempt recipients (including middlemen) and non-calendar year taxpayers, upon request, in accordance with the requirements of the regulations and (ii) certificateholders who do not hold their Certificates through a middleman. The information must be provided to parties specified in clause (i) on or before the later of the [44th] [30th] day after the close of the calendar year to which the request relates and [28] [14] days after the receipt of the request. The information must be provided to parties specified in clause (ii) on or before March 15 of the calendar year for which the statement is being furnished.]]

Tax Return Disclosure and Investor List Requirements

Treasury regulations directed at potentially abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. The regulations require taxpayers to report certain disclosures on IRS Form 8886 if they participate in a “reportable transaction.” Organizers and sellers of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to an investment in the Certificates. There are significant penalties for failure to comply with these disclosure requirements. Investors in Certificates are encouraged to consult their own tax advisors concerning any possible disclosure obligation with respect to their investment, and should be aware that we and other participants in the transaction intend to comply with such disclosure and investor list maintenance requirements as we and they determine apply to us and them with respect to the transaction.

DUE TO THE COMPLEXITY OF THESE RULES AND THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATION TO THE ISSUING ENTITY AND CERTIFICATEHOLDERS, IT IS PARTICULARLY IMPORTANT THAT POTENTIAL INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CERTIFICATES.

Certain State, Local AND OTHER Tax Considerations

In addition to the federal income tax consequences described in “Material Federal Income Tax Consequences” above, purchasers of Offered Certificates should consider the state, local and other tax consequences of the acquisition, ownership, and disposition of the Offered Certificates. State, local and other tax laws may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the tax laws of any state, locality or foreign jurisdiction.

It is possible that one or more jurisdictions may attempt to tax nonresident holders of Offered Certificates solely by reason of the location in that jurisdiction of the Depositor, the Trustee, the Certificate Administrator, the Sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of Offered Certificates to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of Offered Certificates. No assurance can be given that holders of Offered Certificates will not be subject to tax in any particular state, local or other taxing jurisdiction.

Holders are urged to consult their own tax advisors with respect to the various state and local, and any other, tax consequences of an investment in the Certificates.

ERISA Considerations

General

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes various requirements on—

●	ERISA Plans, and

●	persons that are fiduciaries with respect to ERISA Plans,

in connection with the investment of the assets of an ERISA Plan. For purposes of this discussion, “ERISA Plans” include corporate pension and profit sharing plans that are subject to Title I of ERISA as well as separate accounts and collective investment funds, including as applicable, insurance company general accounts, in which other ERISA Plans are invested.

Governmental plans and, if they have not made an election under Section 410(d) of the Code, church plans are not subject to ERISA requirements. However, those plans may be subject to provisions of other applicable federal or state law that are materially similar to the provisions of ERISA or the Code discussed in this section. Any of those plans which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code, moreover, is subject to the prohibited transaction rules in Section 503 of the Code.

ERISA imposes general fiduciary requirements on a fiduciary that is investing the assets of an ERISA Plan, including—

●	investment prudence and diversification, and

●	compliance with the investing ERISA Plan’s governing documents.

Section 406 of ERISA also prohibits a broad range of transactions involving the assets of an ERISA Plan and a “party in interest” within the meaning of Section 3(14) of ERISA (a “Party in Interest”) with respect to that ERISA Plan, unless a statutory or administrative exemption applies. Section 4975 of the Code contains similar prohibitions applicable to transactions involving the assets of a “plan” subject to Section 4975 of the Code and “disqualified persons” with respect to such plan. For ease of reference, the term “Party in Interest” should be read to include such “disqualified persons” under Section 4975 of the Code. For purposes of this discussion, “Plans” include ERISA Plans as well as individual retirement accounts, Keogh plans and other plans subject to Section 4975 of the Code, including entities, funds or accounts deemed to hold “plan assets” thereof.

The types of transactions between Plans and Parties in Interest that are prohibited include:

●	sales, exchanges or leases of property;

●	loans or other extensions of credit; and

●	the furnishing of goods and services.

Parties in Interest that participate in a prohibited transaction may be subject to an excise tax imposed under Section 4975 of the Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel the transaction and pay an amount to the affected Plan for any losses realized by that Plan or profits realized by those persons. In addition, an individual retirement account involved in the prohibited transaction may be disqualified which would result in adverse tax consequences to the owner of the account.

An investor who is—

●	a fiduciary of a Plan, or

●	any other person investing “plan assets” of any Plan,

is encouraged to carefully review with their legal advisors whether the purchase or holding of an Offered Certificate would be a “prohibited transaction” or would otherwise be impermissible under ERISA or Section 4975 of the Code as discussed in this prospectus.

If a Plan acquires an Offered Certificate, the underlying assets of the trust fund will be deemed for purposes of ERISA to be assets of the investing Plan, unless certain exceptions apply. See “—Plan Asset Regulations” below. However, we cannot predict in advance, nor can there be any continuing assurance, whether those exceptions may be applicable because of the factual nature of the rules set forth in the plan asset regulations under U.S. Department of Labor Reg. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). For example, one of the exceptions in the Plan Asset Regulations states that the underlying assets of an entity will not be considered “plan assets” if less than 25% of the value of each class of equity interests is held by “benefit plan investors,” which include Plans and entities whose underlying assets include plan assets by reason of a Plan’s investment in such entity, but this exception would need to be tested immediately after each acquisition or disposition of an Offered Certificate, whether upon initial issuance or in the secondary market. Because there are no relevant restrictions on the purchase and transfer of the Offered Certificates by Plans, it cannot be assured that benefit plan investors will own less than 25% of each class of the Offered Certificates.

If one of the exceptions in the Plan Asset Regulations applies, the prohibited transaction provisions of ERISA and Section 4975 of the Code will not apply to transactions involving the Issuing Entity’s underlying assets. However, if any of the managers, any co-managers, the mortgagors, the Trustee, the servicers or other parties providing services to the Issuing Entity is a party in interest or a disqualified person with respect to the Plan, the acquisition or holding of Offered Certificates by that Plan could result in a prohibited transaction, unless the Underwriter Exemption, as discussed below, or some other exemption is available.

Plan Asset Regulations

A Plan’s investment in Offered Certificates may cause the underlying mortgage assets and other assets of the trust to be deemed assets of that Plan. The Plan Asset Regulations provide that when a Plan acquires an equity interest in an entity, the assets of that Plan include both that equity interest and an undivided interest in each of the underlying assets of the entity, unless an exception applies. One exception is that the equity participation in the entity by benefit plan investors, which include employee benefit plans subject to Part 4 of Title I of ERISA, any plan to which Section 4975 of the Code applies and any entity whose underlying assets include plan assets by reason of the plan’s investment in such entity, is not significant. The equity participation by benefit plan investors will be significant on any date if 25% or more of the value of any class of equity interests in the entity is held by benefit plan investors. The percentage owned by benefit plan investors is determined by excluding the investments of the following persons (other than benefit plan investors):

1.	those with discretionary authority or control over the assets of the entity,

2.	those who provide investment advice directly or indirectly for a fee with respect to the assets of the entity, and

3.	those who are affiliates of the persons described in the preceding clauses 1. and 2.

In the case of one of our trusts, investments by us, by an underwriter, by the Trustee, the Master Servicer, the Special Servicer or any other party with discretionary authority over the trust assets, or by the affiliates of these persons, will be excluded.

A fiduciary of an investing Plan is any person who—

●	has discretionary authority or control over the management or disposition of the assets of that Plan, or

●	provides investment advice with respect to the assets of that Plan for a fee.

If the mortgage and other assets included in one of our trusts are Plan assets, then any party exercising management or discretionary control regarding those assets, such as the Trustee, Master Servicer or Special Servicer, or affiliates of any of these parties, may be—

●	deemed to be a fiduciary with respect to the investing Plan, and

●	subject to the fiduciary responsibility provisions of ERISA.

In addition, if the mortgage and other assets included in one of our trusts are Plan assets, then the operation of that trust may involve prohibited transactions under ERISA or Section 4975 of the Code. For example, if a borrower with respect to a Mortgage Loan in that trust is a Party in Interest to an investing Plan, then the purchase by that Plan of Offered Certificates evidencing interests in that trust could be a prohibited loan between that Plan and the Party in Interest.

The Plan Asset Regulations provide that where a Plan purchases a “guaranteed governmental mortgage pool certificate,” the assets of that Plan include the certificate but do not include any of the mortgages underlying the certificate. The Plan Asset Regulations include in the definition of a “guaranteed governmental mortgage pool certificate” some Certificates issued and/or guaranteed by Freddie Mac, Ginnie Mae, Fannie Mae or Farmer Mac. Accordingly, even if these types of mortgaged-backed securities were deemed to be assets of a Plan, the underlying mortgages would not be treated as assets of that Plan. Private label mortgage participations, mortgage pass-through Certificates or other mortgage-backed securities are not “guaranteed governmental mortgage pool Certificates” within the meaning of the Plan Asset Regulations.

In addition, the acquisition or holding of Offered Certificates by or on behalf of a Plan could give rise to a prohibited transaction if we or the Trustee, Master Servicer or Special Servicer or any underwriter, sub-servicer, tax administrator, manager, borrower or obligor under any credit enhancement mechanism, or one of their affiliates, is or becomes a Party in Interest with respect to an investing Plan.

If you are the fiduciary of a Plan, you are encouraged consult your counsel and review the ERISA discussion in this prospectus before purchasing any Offered Certificates.

Prohibited Transaction Exemptions

If you are a Plan fiduciary, then, in connection with your deciding whether to purchase any of the Offered Certificates on behalf of, or with assets of, a Plan, you should consider the availability of one of the following prohibited transaction class exemptions issued by the U.S. Department of Labor:

●	Prohibited Transaction Class Exemption 90-1, which exempts particular transactions between insurance company separate accounts and Parties in Interest;

●	Prohibited Transaction Class Exemption 91-38, which exempts particular transactions between bank collective investment funds and Parties in Interest;

●	Prohibited Transaction Class Exemption 84-14, which exempts particular transactions effected on behalf of a Plan by a “qualified professional asset manager;”

●	Prohibited Transaction Class Exemption 95-60, which exempts particular transactions between insurance company general accounts and Parties in Interest; and

●	Prohibited Transaction Class Exemption 96-23, which exempts particular transactions effected on behalf of an ERISA Plan by an “in-house asset manager.”

We cannot provide any assurance that any of these class exemptions will apply with respect to any particular investment by or on behalf of a Plan in any class of Offered Certificates. Furthermore, even if any of them were deemed to apply, that particular class exemption may not apply to all transactions that could occur in connection with the investment.

Underwriter Exemption

The U.S. Department of Labor has granted to certain underwriters individual administrative exemptions from application of certain of the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code.

The U.S. Department of Labor issued an individual prohibited transaction exemption to a predecessor of Citigroup Global Markets Inc., Prohibited Transaction Exemption (“PTE”) 91-23 (April 18, 1991), and a substantially identical prohibited transaction exemption to [_____________], PTE [____] ([__________]), both as amended by PTE 2013-08 (July 9, 2013) (collectively, the “Underwriter Exemption”). Subject to the satisfaction of conditions set forth in the Underwriter Exemption, it generally exempts from the application of the prohibited transaction provisions of Sections 406(a) and 407(a) of ERISA, and the excise taxes imposed on these prohibited transactions under Sections 4975(a) and (b) of the Code, specified transactions relating to, among other things—

●	the servicing and operation of pools of real estate loans, such as the mortgage pool, and

●	the purchase, sale and holding of mortgage pass-through Certificates, such as the Offered Certificates, that are underwritten by an underwriter under the Underwriter Exemption.

The Underwriter Exemption sets forth five general conditions which, among others, must be satisfied for a transaction involving the purchase, sale and holding of an Offered Certificate to be eligible for exemptive relief under the exemption. The conditions are as follows:

●	first, the acquisition of the certificate by a Plan must be on terms that are at least as favorable to the Plan as they would be in an arm’s-length transaction with an unrelated party;

●	second, at the time of its acquisition by the Plan, the certificate must be rated in one of the four highest generic rating categories by at least one NRSRO that meets the requirements in the Underwriter Exemption (“Exemption Rating Agency”);

●	third, the Trustee cannot be an affiliate of any other member of the Restricted Group (other than an underwriter);

●	fourth, the following must be true—

1.	the sum of all payments made to and retained by the underwriters must represent not more than reasonable compensation for underwriting the relevant class of Certificates,

2.	the sum of all payments made to and retained by us in connection with the assignment of Mortgage Loans to the Issuing Entity must represent not more than the fair market value of the obligations, and

3.	the sum of all payments made to and retained by the Master Servicer, the Special Servicer or any sub-servicer must represent not more than reasonable compensation for that person’s services under the Pooling and Servicing Agreement and reimbursement of that person’s reasonable expenses in connection therewith; and

●	fifth, the investing Plan must be an accredited investor as defined in Rule 501(a)(1) of Regulation D under the Securities Act of 1933, as amended.

It is a condition to the issuance of the Offered Certificates that they receive the ratings as required by the Underwriter Exemption, and we believe that each of the Ratings Agencies meets the requirements to be an Exemption Rating Agency; consequently, the second general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. In addition, the third general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. We believe that the fourth general condition will be satisfied with respect to the Offered Certificates. A fiduciary of a Plan contemplating purchasing any of the Offered Certificates, whether in the initial issuance of the Offered Certificates or in the secondary market, must make its own determination that the first and fifth conditions set forth above will be satisfied with respect to such Certificates. A fiduciary of a Plan contemplating purchasing any of the Offered Certificates in the secondary market must make its own determination that at the time of such acquisition, such Certificates continue to satisfy the second general condition set forth above.

“Restricted Group” means, collectively, the following persons and entities: the Trustee; the underwriters; the Depositor; the Master Servicer; the Special Servicer; any sub-servicers; the Sponsors; each borrower, if any, with respect to Mortgage Loans constituting more than 5% of the total unamortized principal balance of the mortgage pool as of the date of initial issuance of the Offered Certificates; and any and all affiliates of any of the aforementioned persons.

In order to meet the requirements to be an Exemption Rating Agency, the credit rating agency:

1.	Must be recognized by the SEC as a NRSRO,

2.	Must have indicated on its most recently filed SEC Form NRSRO that it rates “issuers of asset-backed securities,” and

3.	Must have had, within the 12 months prior to the initial issuance of the securities, at least 3 “qualified ratings engagements” which are defined as (A) a rating engagement requested by an issuer or underwriter in connection with the initial offering of the securities, (B) which is made public to investors generally and (C) for which the rating agency is compensated, and (D) which involves the offering of securities of the type that would be granted relief under the Exemption.

The Underwriter Exemption also requires that the Issuing Entity meet the following requirements:

●	the trust fund must consist solely of assets of the type that have been included in other investment pools;

●	Certificates evidencing interests in those other investment pools must have been rated in one of the four highest generic categories by at least one Exemption Rating Agency; and

●	Certificates evidencing interests in those other investment pools must have been purchased by investors other than Plans for at least one year prior to any Plan’s acquisition of an Offered Certificate.

The Depositor expects that the conditions to the applicability of the Underwriter Exemption described above generally will be met with respect to the Offered Certificates, other than those conditions which are dependent on facts unknown to the Depositor or which it cannot control, such as those relating to the circumstances of the Plan purchaser or the Plan fiduciary making the decision to purchase Offered Certificates.

Under the Underwriter Exemption, the loan-to-value ratio of any underlying Mortgage Loan held in the trust may not exceed 100% at the date of initial issuance of the Offered Certificates, based on the outstanding principal balance of the Mortgage Loan and the fair market value of the mortgaged property as of the Closing Date. It is possible that, if the fair market value of any of the Mortgage Loans has declined since origination, this requirement may not be satisfied. This possibility is greater for the seasoned loans than it is for the other Mortgage Loans.

If the general conditions of the Underwriter Exemption are satisfied, it may provide an exemption from the restrictions imposed by Sections 406(a) and 407(a) of ERISA, as well as the excise taxes imposed by Sections 4975(a) and (b) of the Code by reason of Sections 4975(c)(1)(A) through (D) of the Code, in connection with—

●	the direct or indirect sale, exchange or transfer of an Offered Certificate acquired by a Plan upon initial issuance from us when we are, or a Mortgage Loan Seller, the Trustee, the Master Servicer, the Special Servicer, any sub-servicer, any provider of credit support, underwriter or borrower is, a Party in Interest with respect to the investing Plan,

●	the direct or indirect acquisition or disposition in the secondary market of an Offered Certificate by a Plan, and

●	the continued holding of an Offered Certificate by a Plan.

However, no exemption is provided from the restrictions of Sections 406(a)(1)(E), 406(a)(2) and 407 of ERISA for the acquisition or holding of an Offered Certificate on behalf of a Plan sponsored by any member of the Restricted Group, if such acquisition or holding is by any person who has discretionary authority or renders investment advice with respect to the assets of that Plan.

If the specific conditions of the Underwriter Exemption set forth below are also satisfied, the Underwriter Exemption may provide an additional exemption from the restrictions imposed by Sections 406(b)(1) and (b)(2) of ERISA, and the excise taxes imposed by Sections 4975(a) and (b) of the Code by reason of Section 4975(c)(1)(E) of the Code, in connection with:

●	the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of securities between the Issuing Entity or an underwriter and a Plan when the person who has discretionary authority or renders investment advice with respect to the investment of Plan assets in the securities is: (1) a borrower with respect to [5]% or less of the fair market value of the Issuing

Entity’s assets or (2) an affiliate of such a person, provided that: (a) the Plan is not sponsored by a member of the Restricted Group; (b) the Plan’s investment in each class of Certificates does not exceed [25]% of the outstanding securities of such class; (c) after the Plan’s acquisition of the Certificates, no more than [25]% of the assets over which the fiduciary has investment authority are invested in securities of the Issuing Entity containing assets which are sold or serviced by the same entity; and (d) in the case of initial issuance (but not secondary market transactions), at least [50]% of each class of Certificates in which Plans have invested and at least [50]% of the aggregate interests in the Issuing Entity are acquired by persons independent of the Restricted Group;

●	the direct or indirect acquisition or disposition in the secondary market of Offered Certificates by a Plan or with Plan assets provided that the conditions in clauses (2)(a), (b) and (c) of the prior bullet are met; and

●	the continued holding of Offered Certificates acquired by a Plan or with Plan assets in an initial issuance or secondary market transaction meeting the foregoing requirements.

We cannot assure you that all of the conditions for this additional exemption will be met. In particular, during periods of adverse conditions in the market for CMBS, there is an increased likelihood that (i) 50% or more of one or more classes of Offered Certificates will be sold in the initial issuance to members of the Restricted Group and (ii) [50]% or more of the aggregate interest in the Issuing Entity will be acquired by members of the Restricted Group. Plans with respect to which a borrower or an affiliate of a borrower has investment discretion are advised to consult with counsel before acquiring any Offered Certificates.

Further, if the general conditions of the Underwriter Exemption, as well as other conditions set forth in the Underwriter Exemption are satisfied, it may provide an exemption from the restrictions imposed by Sections 406(a), 406(b) and 407(a) of ERISA, and the taxes imposed by Sections 4975(a) and (b) of the Code by reason of Section 4975(c) of the Code, for transactions in connection with the servicing, management and operation of the trust fund.

Lastly, if the general conditions of the Underwriter Exemption are satisfied, it may also provide an exemption from the restrictions imposed by Sections 406(a) and 407(a) of ERISA, and the taxes imposed by Sections 4975(a) and (b) of the Code, by reason of Sections 4975(c)(1)(A) through (D) of the Code, if the restrictions are deemed to otherwise apply merely because a person is deemed to be a party in interest or a disqualified person with respect to an investing plan by virtue of—

●	providing services to the Plan,

●	having a specified relationship to this person, or

●	solely as a result of the Plan’s ownership of Offered Certificates.

Before purchasing an Offered Certificate, a fiduciary of a Plan should itself confirm that the general and other conditions set forth in the Underwriter Exemption, and the other requirements set forth in the Underwriter Exemption, would be satisfied at the time of the purchase.

Exempt Plans

A governmental plan as defined in Section 3(32) of ERISA is not subject to ERISA or Section 4975 of the Code. However, a governmental plan may be subject to a federal, state or local law which is, to a material extent, similar to the fiduciary or prohibited transaction provisions of ERISA or the Code (“Similar Law”). A fiduciary of a governmental plan should make its own determination as to the need for and the availability of any exemptive relief under any Similar Law.

Insurance Company General Accounts

Section 401(c) of ERISA provides that the fiduciary and prohibited transaction provisions of ERISA and the Code do not apply to transactions involving an insurance company general account where the assets of the general account are not Plan assets. A Department of Labor regulation issued under Section 401(c) of ERISA provides guidance for determining, in cases where insurance policies supported by an insurer’s general account are issued to or for the benefit of a Plan on or before December 31, 1998, which general account assets are ERISA Plan assets. That regulation generally provides that, if the specified requirements are satisfied with respect to insurance policies issued on or before December 31, 1998, the assets of an insurance company general account will not be Plan assets.

Any assets of an insurance company general account which support insurance policies issued to a Plan after December 31, 1998, or issued to a Plan on or before December 31, 1998 for which the insurance company does not comply with the requirements set forth in the Department of Labor regulation under Section 401(c) of ERISA, may be treated as Plan assets. In addition, because Section 401(c) of ERISA and the regulation issued under Section 401(c) of ERISA do not relate to insurance company separate accounts, separate account assets are still treated as Plan assets, invested in the separate account. If you are an insurance company and are contemplating the investment of general account assets in Offered Certificates, you are encouraged consult your legal counsel as to the applicability of Section 401(c) of ERISA.

Ineligible Purchasers

Even if an exemption is otherwise available, Certificates in a particular offering generally may not be purchased with the assets of a Plan that is sponsored by or maintained by an underwriter, the Depositor, the Trustee, the trust, the Master Servicer, the Special Servicer or any of their respective affiliates. Offered Certificates generally may not be purchased with the assets of a Plan if the Depositor, the Trustee, the trust fund, a Master Servicer, the Special Servicer, a Mortgage Loan Seller, or any of their respective affiliates or any employees thereof: (a) has investment discretion with respect to the investment of such Plan assets; or (b) has authority or responsibility to give or regularly gives investment advice with respect to such Plan assets for a fee, pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such Plan assets and that such advice will be based on the particular investment needs of the Plan. A party with the discretion, authority or responsibility is described in clause (a) or (b) of the preceding sentence is a fiduciary with respect to a Plan, and any such purchase might result in a “prohibited transaction” under ERISA and the Code.

Further Warnings

The fiduciary of a Plan should consider that the rating of a security may change. If the rating of an Offered Certificate declines below the lowest permitted rating, the Offered Certificate will no longer be eligible for relief under the Underwriter Exemption (although a Plan that had purchased the Offered Certificate when it had a permitted investment grade rating would not be required by the Underwriter Exemption to dispose of the Offered Certificate). If the Offered Certificate meets the requirements of the Underwriter Exemption, other than those relating to rating, such Offered Certificate may be eligible to be purchased by an insurance company general account pursuant to Sections I and III of Prohibited Transaction Class Exemption (or PTCE) 95-60.

Each beneficial owner of an Offered Certificate or any interest therein will be deemed to have represented, by virtue of its acquisition or holding of such Offered Certificate or interest therein, that either (i) it is not a Plan or an entity using assets of a Plan, (ii) it has acquired and is holding the Offered Certificates in reliance on the Underwriter Exemption, and that it understands that there are certain conditions to the availability of the Underwriter Exemption, including that the Offered Certificates must be rated, at the time of purchase, not lower than “[INSERT APPLICABLE RATING” (or its equivalent) by an Exemption Rating Agency and that such Offered Certificate is so rated or (iii)(1) it is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is an “insurance company general account,” as such term is defined in PTCE 95-60 and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

Any fiduciary of a Plan considering whether to purchase an Offered Certificate on behalf of that Plan is encouraged to consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code to the investment, in particular the fiduciary of a Plan should consider whether the purchase of an Offered Certificate satisfies the ERISA restrictions concerning prudence and diversification of the investment of the assets of that Plan.

The sale of Offered Certificates to a Plan is in no way a representation or warranty by us or any of the underwriters that—

●	the investment meets all relevant legal requirements with respect to investments by Plans generally or by any particular Plan, or

●	the investment is appropriate for Plans generally or for any particular Plan.

Consultation with Counsel

If you are a fiduciary for or any other person investing assets of a Plan and you intend to purchase Offered Certificates on behalf of or with assets of that Plan, you should:

●	consider your general fiduciary obligations under ERISA, and

●	consult with your legal counsel as to—

1.	the potential applicability of ERISA and Section 4975 of the Code to that investment, and

2.	the availability of any prohibited transaction exemption in connection with that investment.

Tax Exempt Investors

A Plan that is exempt from federal income taxation under Section 501 of the Code will be subject to federal income taxation to the extent that its income is “unrelated business taxable income” within the meaning of Section 512 of the Code. All excess inclusions of a REMIC allocated to a REMIC residual certificate held by a tax-exempt Plan will be considered unrelated business taxable income and will be subject to federal income tax.

See “Material Federal Income Tax Consequences”.

Legal Investment

[THE FOLLOWING LANGUAGE DESCRIBING WHETHER OR NOT CERTIFICATES CONSTITUTE “MORTGAGE RELATED CERTIFICATES” IS PRESENTED IN THE ALTERNATIVE TO BE SELECTED DEPENDING UPON THE FACTS OF THE TRANSACTION.] [No Class of Offered Certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended (“SMMEA”)] [The Class [__], Class [__], and Class [__] Certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended (“SMMEA”). No other class of the Offered Certificates will constitute mortgage related securities for purposes of SMMEA.]

[Generally, the only classes of Offered Certificates that will qualify as “mortgage related securities” will be those that: (1) meet standards of creditworthiness as established by the SEC; and (2) are part of a series evidencing interests in a trust fund consisting of loans originated by certain types of originators specified in SMMEA and secured by first liens on real estate. Pursuant to Section 939(e) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which amended SMMEA, the SEC is required to establish new creditworthiness standards in substitution for the current ratings test in SMMEA, effective July 21, 2012. As of the date of this prospectus, however, the SEC has neither proposed nor adopted a rule establishing such new creditworthiness standards for purposes of SMMEA. Nevertheless, the SEC has issued a transitional interpretation (Release No. 34-67448 (effective July 20, 2012)), which provides that, until such time as final rules establishing new standards of creditworthiness become effective, the standard of creditworthiness for purposes of the definition of the term “mortgage related security” is a security that is rated in one of the two highest rating categories by at least one NRSRO. Depending on the standards of creditworthiness that are ultimately established by the SEC, it is possible that certain classes of Offered Certificates offered and sold prior to effectiveness of a new rule that are specified to be “mortgage related securities” for purposes of SMMEA in this prospectus, may no longer qualify as such as of the time such new rule is effective.]

The appropriate characterization of the Offered Certificates under various legal investment restrictions, and thus the ability of investors subject to these restrictions to purchase the Offered Certificates, is subject to significant interpretative uncertainties. Except as may be specified above with regard to the status of the Offered Certificates as “mortgage related securities” or not as “mortgage related securities” for purposes of SMMEA, no representations are made as to the proper characterization of any Class of Offered Certificates for legal investment, financial institution regulatory or other purposes or as to the ability of particular investors to purchase any Class of Offered Certificates under applicable legal investment restrictions.

Further, any rating of a Class of Offered Certificates below an “investment grade” rating (i.e., lower than the top four rating categories) by any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act (“NRSRO”) engaged to rate that Class or issuing an unsolicited rating, and whether initially or as a result of a ratings downgrade, may adversely affect the ability of an investor to purchase or retain, or otherwise impact the regulatory characteristics of, that Class of Certificates. These uncertainties (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Certificates) may adversely affect the liquidity and market value of the Offered Certificates.

The uncertainties described above (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Certificates) may adversely affect the liquidity and market value of the Offered Certificates. Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal advisors in determining whether and to what extent: (a) the Offered Certificates of any Class constitute legal investments or are subject to investment, capital or other regulatory restrictions; and (b) if applicable, SMMEA has been overridden in any jurisdiction relevant to you.

The Issuing Entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the Issuing Entity. The Issuing Entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act. The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. Under the Volcker Rule, unless otherwise jointly determined by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013, with conformance required by July 21, 2015 (or by July 21, 2017 in respect of investments in and relationships with covered funds that were in place prior to December 31, 2013). Although prior to the deadlines for conformance, banking entities were or are required to make good-faith efforts to conform their activities and investments to the Volcker Rule, the general effects of the Volcker Rule remain uncertain. Any prospective investor in the Offered Certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

Certain Legal Aspects of the Mortgage Loans

The following discussion contains general summaries of select legal aspects of Mortgage Loans secured by multifamily and commercial properties in the United States. Because these legal aspects are governed by applicable state law, which may differ substantially from state to state, the summaries do not purport to be complete, to reflect the laws of any particular state, or to encompass the laws of all jurisdictions in which the security for the Mortgage Loans underlying the Offered Certificates is situated. [IF 10% OF MORTGAGE LOANS, BY OUTSTANDING BALANCE, ARE SECURED BY PROPERTIES IN A PARTICULAR JURISDICTION, RELEVANT LOCAL LAWS, TO THE EXTENT THEY VARY MATERIALLY FROM THIS DISCUSSION, WILL BE DISCUSSED IN THIS PROSPECTUS.]

General

Each Mortgage Loan underlying the Offered Certificates will be evidenced by a note or bond and secured by an instrument granting a security interest in real property. The instrument granting a security interest in real property may be a mortgage, deed of trust or a deed to secure debt, depending upon the prevailing practice and law in the state in which that real property is located. Mortgages, deeds of trust and deeds to secure debt are often collectively referred to in this prospectus as “mortgages.” A mortgage creates a lien upon, or grants a title interest in, the real property covered by the mortgage, and represents the security for the repayment of the indebtedness customarily evidenced by a promissory note. The priority of the lien created or interest granted will depend on—

●	the terms of the mortgage,

●	the terms of separate subordination agreements or intercreditor agreements with others that hold interests in the real property,

●	the knowledge of the parties to the mortgage, and

●	in general, the order of recordation of the mortgage in the appropriate public recording office.

However, the lien of a recorded mortgage will generally be subordinate to later-arising liens for real estate taxes and assessments and other charges imposed under governmental police powers.

Types of Mortgage Instruments

There are two parties to a mortgage—

●	a mortgagor, who is the owner of the encumbered interest in the real property, and

●	a mortgagee, who is the lender.

In general, the mortgagor is also the borrower.

In contrast, a deed of trust is a three-party instrument. The parties to a deed of trust are—

●	the trustor, who is the equivalent of a mortgagor,

●	the trustee to whom the real property is conveyed, and

●	the beneficiary for whose benefit the conveyance is made, who is the lender.

Under a deed of trust, the trustor grants the property, irrevocably until the debt is paid, in trust and generally with a power of sale, to the trustee to secure repayment of the indebtedness evidenced by the related note.

A deed to secure debt typically has two parties. Under a deed to secure debt, the grantor, who is the equivalent of a mortgagor, conveys title to the real property to the grantee, who is the lender, generally with a power of sale, until the debt is repaid.

Where the borrower is a land trust, there would be an additional party because legal title to the property is held by a land trustee under a land trust agreement for the benefit of the borrower. At origination of a Mortgage Loan involving a land trust, the borrower may execute a separate undertaking to make payments on the mortgage note. In no event is the land trustee personally liable for the mortgage note obligation.

The mortgagee’s authority under a mortgage, the trustee’s authority under a deed of trust and the grantee’s authority under a deed to secure debt are governed by:

●	the express provisions of the related instrument,

●	the law of the state in which the real property is located,

●	various federal laws, and

●	in some deed of trust transactions, the directions of the beneficiary.

Installment Contracts

The Mortgage Loans underlying your Offered Certificates may consist of installment contracts. Under an installment contract the seller retains legal title to the property and enters into an agreement with the purchaser for payment of the purchase price, plus interest, over the term of the installment contract. Only after full performance by the borrower of the contract is the seller obligated to convey title to the real estate to the purchaser. During the period that the installment contract is in effect, the purchaser is generally responsible for maintaining the property in good condition and for paying real estate taxes, assessments and hazard insurance premiums associated with the property.

The seller’s enforcement of an installment contract varies from state to state. Generally, installment contracts provide that upon a default by the purchaser, the purchaser loses his or her right to occupy the property, the entire indebtedness is accelerated, and the purchaser’s equitable interest in the property is forfeited. The seller in this situation does not have to foreclose in order to obtain title to the property, although in some cases a quiet title action is in order if the purchaser has filed the installment contract in local land records and an ejectment action may be necessary to recover possession. In a few states, particularly in cases of purchaser default during the early years of an installment contract, the courts will permit ejectment of the purchaser and a forfeiture of his or her interest in the property.

However, most state legislatures have enacted provisions by analogy to mortgage law protecting borrowers under installment contracts from the harsh consequences of forfeiture. Under those statutes, a judicial or nonjudicial foreclosure may be required, the seller may be required to give notice of default and the borrower may be granted some grace period during which the contract may be reinstated upon full payment of the default amount and the purchaser may have a post-foreclosure statutory redemption right. In other states, courts in equity may permit a purchaser with significant investment in the property under an installment contract for the sale of real estate to share in the proceeds of sale of the property after the indebtedness is repaid or may otherwise refuse to enforce the forfeiture clause. Nevertheless, generally speaking, the seller’s procedures for obtaining possession and clear title under an installment contract for the sale of real estate in a given state are simpler and less time-consuming and costly than are the procedures for foreclosing and obtaining clear title to a mortgaged property.

Leases and Rents

A mortgage that encumbers an income-producing property often contains an assignment of rents and leases and/or may be accompanied by a separate assignment of rents and leases. Under an assignment of rents and leases, the borrower assigns to the lender the borrower’s right, title and interest as landlord under each lease and the income derived from each lease. However, the borrower retains a revocable license to collect the rents, provided there is no default and the rents are not directly paid to the lender.

If the borrower defaults, the license terminates and the lender is entitled to collect the rents. Local law may require that the lender take possession of the property and/or obtain a court-appointed receiver before becoming entitled to collect the rents.

[In most states, hotel and motel room rates are considered accounts receivable under the UCC. Room rates are generally pledged by the borrower as additional security for the loan when a Mortgage Loan is secured by a hotel or motel. In general, the lender must file financing statements in order to perfect its security interest in the room rates and must file continuation statements, generally every five years, to maintain that perfection. Mortgage loans secured by hotels or motels may be included in the trust even if the security interest in the room rates was not perfected or the requisite UCC filings were allowed to lapse. A lender will generally be required to commence a foreclosure action or otherwise take possession of the property in order to enforce its rights to collect the room rates following a default, even if the lender’s security interest in room rates is perfected under applicable nonbankruptcy law.]

[In the bankruptcy setting, the lender will be stayed from enforcing its rights to collect hotel and motel room rates. However, the room rates will constitute cash collateral and cannot be used by the bankrupt borrower—

●	without a hearing or the lender’s consent, or

●	unless the lender’s interest in the room rates is given adequate protection.

For purposes of the foregoing, the adequate protection may include a cash payment for otherwise encumbered funds or a replacement lien on unencumbered property, in either case equal in value to the amount of room rates that the bankrupt borrower proposes to use. See “—Bankruptcy Issues” below.]

[Personalty

Some types of income-producing real properties, such as hotels, motels and nursing homes, may include personal property, which may, to the extent it is owned by the borrower and not previously pledged, constitute a significant portion of the property’s value as security. The creation and enforcement of liens on personal property are governed by the UCC. Accordingly, if a borrower pledges personal property as security for a Mortgage Loan, the lender generally must file UCC financing statements in order to perfect its security interest in the personal property and must file continuation statements, generally every five years, to maintain that perfection. Mortgage loans secured in part by personal property may be included in one of our trusts even if the security interest in the personal property was not perfected or the requisite UCC filings were allowed to lapse.]

Foreclosure

General. Foreclosure is a legal procedure that allows the lender to recover its mortgage debt by enforcing its rights and available legal remedies under the mortgage. If the borrower defaults in payment or performance of its obligations under the note or mortgage, the lender has the right to institute foreclosure proceedings to sell the real property security at public auction to satisfy the indebtedness.

Foreclosure Procedures Vary From State to State. The two primary methods of foreclosing a mortgage are—

●	judicial foreclosure, involving court proceedings, and

●	nonjudicial foreclosure under a power of sale granted in the mortgage instrument.

Other foreclosure procedures are available in some states, but they are either infrequently used or available only in limited circumstances.

A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are interposed. A foreclosure action sometimes requires several years to complete.

Judicial Foreclosure. A judicial foreclosure proceeding is conducted in a court having jurisdiction over the mortgaged property. Generally, a lender initiates the action by the service of legal pleadings upon—

●	all parties having a subordinate interest of record in the real property, and

●	all parties in possession of the property, under leases or otherwise, whose interests are subordinate to the mortgage.

Delays in completion of the foreclosure may occasionally result from difficulties in locating necessary parties, including defendants. When the lender’s right to foreclose is contested, the legal proceedings can be time-consuming. The court generally issues a judgment of foreclosure and appoints a referee or other officer to conduct a public sale of the mortgaged property upon successful completion of a judicial foreclosure proceeding. The proceeds of that public sale are used to satisfy the judgment. The procedures that govern these public sales vary from state to state.

Equitable and Other Limitations on Enforceability of Particular Provisions. United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions. These principles are generally designed to relieve borrowers from the effects of mortgage defaults perceived as harsh or unfair. Relying on these principles, a court may:

●	alter the specific terms of a loan to the extent it considers necessary to prevent or remedy an injustice, undue oppression or overreaching;

●	require the lender to undertake affirmative actions to determine the cause of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan;

●	require the lender to reinstate a loan or recast a payment schedule in order to accommodate a borrower that is suffering from a temporary financial disability; or

●	limit the right of the lender to foreclose in the case of a nonmonetary default, such as—

1.	a failure to adequately maintain the mortgaged property, or

2.	an impermissible further encumbrance of the mortgaged property.

Some courts have addressed the issue of whether federal or state constitutional provisions reflecting due process concerns for adequate notice require that a borrower receive notice in addition to statutorily-prescribed minimum notice. For the most part, these cases have—

●	upheld the reasonableness of the notice provisions, or

●	found that a public sale under a mortgage providing for a power of sale does not involve sufficient state action to trigger constitutional protections.

In addition, some states may have statutory protection such as the right of the borrower to reinstate its Mortgage Loan after commencement of foreclosure proceedings but prior to a foreclosure sale.

Nonjudicial Foreclosure/Power of Sale. In states permitting nonjudicial foreclosure proceedings, foreclosure of a deed of trust is generally accomplished by a nonjudicial trustee’s sale under a power of sale typically granted in the deed of trust. A power of sale may also be contained in any other type of mortgage instrument if applicable law so permits. A power of sale under a deed of trust allows a nonjudicial public sale to be conducted generally following—

●	a request from the beneficiary/lender to the trustee to sell the property upon default by the borrower, and

●	notice of sale is given in accordance with the terms of the deed of trust and applicable state law.

In some states, prior to a nonjudicial public sale, the trustee under the deed of trust must—

●	record a notice of default and notice of sale, and

●	send a copy of those notices to the borrower and to any other party who has recorded a request for a copy of them.

In addition, in some states, the trustee must provide notice to any other party having an interest of record in the real property, including junior lienholders. A notice of sale must be posted in a public place and, in most states, published for a specified period of time in one or more newspapers. Some states require a reinstatement period during which the borrower or junior lienholder may have the right to cure the default by paying the entire actual amount in arrears, without regard to the acceleration of the indebtedness, plus the lender’s expenses incurred in enforcing the obligation. In other states, the borrower or the junior lienholder has only the right to pay off the entire debt to prevent the foreclosure sale. Generally, state law governs the procedure for public sale, the parties entitled to notice, the method of giving notice and the applicable time periods.

Public Sale. A third party may be unwilling to purchase a mortgaged property at a public sale because of—

●	the difficulty in determining the exact status of title to the property due to, among other things, redemption rights that may exist, and

●	the possibility that physical deterioration of the property may have occurred during the foreclosure proceedings.

Potential buyers may also be reluctant to purchase mortgaged property at a foreclosure sale as a result of the 1980 decision of the United States Court of Appeals for the Fifth Circuit in Durrett v. Washington National Insurance Co., 621 F.2d 2001 (5th Cir. 1980) and other decisions that have followed its reasoning. The court in Durrett held that even a non-collusive, regularly conducted foreclosure sale was a fraudulent transfer under the Bankruptcy Code and, thus, could be rescinded in favor of the bankrupt’s estate, if (1) the foreclosure sale was held while the debtor was insolvent and not more than one year prior to the filing of the bankruptcy petition and (2) the price paid for the foreclosed property did not represent “fair consideration”, which is “reasonably equivalent value” under the Bankruptcy Code. Although the reasoning and result of Durrett in respect of the Bankruptcy Code was rejected by the United States Supreme Court in BFP v. Resolution Trust Corp., 511 U.S. 531 (1994), the case could nonetheless be persuasive to a court applying a state fraudulent conveyance law which has provisions similar to those construed in Durrett. Therefore, it is common for the lender to purchase the mortgaged property for an amount equal to the secured indebtedness and accrued and unpaid interest plus the expenses of foreclosure, in which event the borrower’s debt will be extinguished, or for a lesser amount in order to preserve its right to seek a deficiency judgment if such is available under state law and under the terms of the Mortgage Loan documents. Thereafter, subject to the borrower’s right in some states to remain in possession during a redemption period, the lender will become the owner of the property and have both the benefits and burdens of ownership, including the obligation to pay debt service on any senior mortgages, to pay taxes, to obtain casualty insurance and to make such repairs as are necessary to render the property suitable for sale. Frequently, the lender employs a third-party management company to manage and operate the property. The costs of operating and maintaining a property may be significant and may be greater than the income derived from that property. The costs of management and operation of those mortgaged properties which are hotels, motels, restaurants, nursing or convalescent homes, hospitals or casinos may be particularly significant because of the expertise, knowledge and, with respect to certain property types, regulatory compliance, required to run those operations and the effect which foreclosure and a change in ownership may have on the public’s and the industry’s, including franchisors’, perception of the quality of those operations. The lender also will commonly obtain the services of a real estate broker and pay the broker’s commission in connection with the sale or lease of the property. Depending upon market conditions, the ultimate proceeds of the sale of a property may not equal the lender’s investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. Because of the expenses associated with acquiring, owning and selling a mortgaged property, a lender could realize an overall loss on a Mortgage Loan even if the mortgaged property is sold at foreclosure, or resold after it is acquired through foreclosure, for an amount equal to the full outstanding principal amount of the loan plus accrued interest.

Furthermore, an increasing number of states require that any environmental contamination at certain types of properties be cleaned up before a property may be resold. In addition, a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See “—Environmental Considerations” below.

The holder of a junior mortgage that forecloses on a mortgaged property does so subject to senior mortgages and any other prior liens. In addition, it may be obliged to keep senior Mortgage Loans current in order to avoid foreclosure of its interest in the property. Furthermore, if the foreclosure of a junior mortgage triggers the enforcement of a due-on-sale clause contained in a senior mortgage, the junior mortgagee could be required to pay the full amount of the senior mortgage indebtedness or face foreclosure.

Rights of Redemption. The purposes of a foreclosure action are—

●	to enable the lender to realize upon its security, and

●	to bar the borrower, and all persons who have interests in the property that are subordinate to that of the foreclosing lender, from exercising their equity of redemption.

The doctrine of equity of redemption provides that, until the property encumbered by a mortgage has been sold in accordance with a properly conducted foreclosure and foreclosure sale, those having interests that are subordinate to that of the foreclosing lender have an equity of redemption and may redeem the property by paying the entire debt with interest. Those having an equity of redemption must generally be made parties to the foreclosure proceeding in order for their equity of redemption to be terminated.

The equity of redemption is a common-law, nonstatutory right which should be distinguished from post-sale statutory rights of redemption. In some states, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property after sale under a deed of trust or foreclosure of a mortgage. In some states, statutory redemption may occur only upon payment of the foreclosure sale price. In other states, redemption may be permitted if the former borrower pays only a portion of the sums due. A statutory right of redemption will diminish the ability of the lender to sell the foreclosed property because the exercise of a right of redemption would defeat the title of any purchaser through a foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of ownership until the redemption period has expired. In some states, a post-sale statutory right of redemption may exist following a judicial foreclosure, but not following a trustee’s sale under a deed of trust.

One Action and Security First Rules. Some states (including California) have laws that prohibit more than one “judicial action” to enforce a mortgage obligation secured by a mortgage on real property or an interest therein, and some courts have construed the term “judicial action” broadly. In addition, some states (including California) require that the lender proceed first against any real property security for such mortgage obligation before proceeding directly upon the secured obligation itself. In the case where either a cross-collateralized, cross-defaulted or a multi-property Mortgage Loan is secured by real properties located in multiple states, the Special Servicer may be required to foreclose first on properties located in states where such “one action” and/or “security first” rules apply (and where non-judicial foreclosure is permitted) before foreclosing on properties located in the states where judicial foreclosure is the only permitted method of foreclosure. Otherwise, a second action in a state with “one action” rules might be precluded because of a prior first action, even if such first action occurred in a state without “one action” rules. Moreover, while the consequences of breaching these rules will vary from jurisdiction to jurisdiction, as a general matter, a lender who proceeds in violation of these rules may run the risk of forfeiting collateral and/or even the right to enforce the underlying obligation. In addition, under certain circumstances, a lender with respect to a real property located in a “one action” or “security first” jurisdiction may be precluded from obtaining a deficiency judgment against the borrower following foreclosure or sale under a deed of trust (unless there has been a judicial foreclosure). Finally, in some jurisdictions, the benefits of such laws may be available not just to the underlying obligor, but also to any guarantor of the underlying obligation, thereby limiting the ability of the lender to recover against a guarantor without first complying with the applicable anti-deficiency statutes.

Anti-Deficiency Legislation. Some or all of the Mortgage Loans underlying the Offered Certificates are non-recourse loans. Recourse in the case of a default on a non-recourse Mortgage Loan will generally be limited to the underlying real property and any other assets that were pledged to secure the Mortgage Loan. However, even if a Mortgage Loan by its terms provides for recourse to the borrower’s other assets, a lender’s ability to realize upon those assets may be limited by state law. For example, in some states, a lender cannot obtain a deficiency judgment against the borrower following foreclosure or sale pursuant to the “power of sale” under a deed of trust. A deficiency judgment is a personal judgment against the former borrower equal to the difference between the net amount realized upon the public sale of the real property and the amount due to the lender. Other state statutes may require the lender to exhaust the security afforded under a mortgage before bringing a personal action against the borrower. In some states, the lender has the option of bringing a personal action against the borrower on the debt without first exhausting the security, but in doing so, the lender may be deemed to have elected a remedy and thus may be precluded from foreclosing upon the security. Consequently, lenders will usually proceed first against the security in states where an election of remedy provision exists. Other statutory provisions limit any deficiency judgment to the excess of the outstanding debt over the fair market value of the property at the time of the sale. These other statutory provisions are intended to protect borrowers from exposure to large deficiency judgments that might otherwise result from below-market bids at the foreclosure sale. In some states, exceptions to the anti-deficiency statues are provided for in certain instances where the value of the lender’s security has been impaired by acts or omissions of the borrower such as for waste upon the property. Finally, some statutes may preclude deficiency judgments altogether with respect to certain kinds of obligations such as purchase-money indebtedness. In some jurisdictions the courts have extended the benefits of this legislation to the guarantors of the underlying obligation as well.

Leasehold Considerations. Some or all of the Mortgage Loans underlying the Offered Certificates may be secured by a mortgage on the borrower’s leasehold interest under a ground lease. Leasehold Mortgage Loans are subject to some risks not associated with Mortgage Loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the borrower’s leasehold were to be terminated upon a lease default, the leasehold mortgagee would lose its security. This risk may be lessened if the ground lease:

●	requires the lessor to give the leasehold mortgagee notices of lessee defaults and an opportunity to cure them,

●	permits the leasehold estate to be assigned to and by the leasehold mortgagee or the purchaser at a foreclosure sale, and

●	contains other protective provisions typically required by prudent lenders to be included in a ground lease.

Some Mortgage Loans underlying the Offered Certificates, however, may be secured by ground leases which do not contain these provisions.

In addition, where a lender has as its security both the fee and leasehold interest in the same property, the grant of a mortgage lien on its fee interest by the land owner/ground lessor to secure the debt of a borrower/ground lessee may be subject to challenge as a fraudulent conveyance. Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by the land owner/ground lessor from the loan. If a court concluded that the granting of the mortgage lien was an avoidable fraudulent conveyance, it might take actions detrimental to the holders of the offered certificates, including, under certain circumstances, invalidating the mortgage lien on the fee interest of the land owner/ground lessor.

Cooperative Shares. Some or all of the Mortgage Loans underlying the Offered Certificates may be secured by a security interest on the borrower’s ownership interest in shares, and the proprietary leases belonging to those shares, allocable to cooperative dwelling units that may be vacant or occupied by nonowner tenants. Loans secured in this manner are subject to some risks not associated with Mortgage Loans secured by a lien on the fee estate of a borrower in real property. Loans secured in this manner typically are subordinate to the mortgage, if any, on the cooperative’s building. That mortgage, if foreclosed, could extinguish the equity in the building and the proprietary leases of the dwelling units derived from ownership of the shares of the cooperative. Further, transfer of shares in a cooperative is subject to various regulations as well as to restrictions under the governing documents of the cooperative. The shares may be canceled in the event that associated maintenance charges due under the related proprietary leases are not paid. Typically, a recognition agreement between the lender and the cooperative provides, among other things, that the lender may cure a default under a proprietary lease.

Under the laws applicable in many states, “foreclosure” on cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the UCC and the security agreement relating to the shares. Article 9 of the UCC requires that a sale be conducted in a commercially reasonable manner, which may be dependent upon, among other things, the notice given the debtor and the method, manner, time, place and terms of the sale. Article 9 of the UCC provides that the proceeds of the sale will be applied first to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender’s security interest. A recognition agreement, however, generally provides that the lender’s right to reimbursement is subject to the right of the cooperative corporation to receive sums due under the proprietary leases. If there are proceeds remaining, the lender must account to the tenant-stockholder for the surplus. Conversely, if a portion of the indebtedness remains unpaid, the tenant-stockholder is generally responsible for the deficiency.

In the case of foreclosure on a building converted from a rental building to a building owned by a cooperative under a non-eviction plan, some states require that a purchaser at a foreclosure sale take the property subject to rent control and rent stabilization laws that apply to certain tenants who elected to remain in the building but who did not purchase shares in the cooperative when the building was so converted.

Bankruptcy Issues

Automatic Stay. Operation of the Bankruptcy Code and related state laws may interfere with or affect the ability of a lender to realize upon collateral or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions, including foreclosure actions and deficiency judgment proceedings, to collect a debt are automatically stayed upon the filing of the bankruptcy petition. Often, no interest or principal payments are made during the course of the bankruptcy case. The delay caused by an automatic stay and its consequences can be significant. Also, under the Bankruptcy Code, the filing of a petition in bankruptcy by or on behalf of a junior lienor may stay the senior lender from taking action to foreclose out the junior lien.

Modification of Lender’s Rights. Under the Bankruptcy Code, the amount and terms of a Mortgage Loan secured by a lien on property of the debtor may be modified provided that substantive and procedural safeguards protective of the lender are met. A bankruptcy court may, among other things—

●	reduce the secured portion of the outstanding amount of the loan to the then-current value of the property, thereby leaving the lender a general unsecured creditor for the difference between the then-current value of the property and the outstanding balance of the loan;

●	reduce the amount of each scheduled payment, by means of a reduction in the rate of interest and/or an alteration of the repayment schedule, with or without affecting the unpaid principal balance of the loan;

●	extend or shorten the term to maturity of the loan;

●	permit the bankrupt borrower to cure the subject loan default by paying the arrearage over a number of years; or

●	permit the bankrupt borrower, through its rehabilitative plan, to reinstate the loan payment schedule even if the lender has obtained a final judgment of foreclosure prior to the filing of the debtor’s petition.

Other types of significant modifications to the terms of the mortgage may be acceptable to the bankruptcy court, such as making distributions to the mortgage holder of property other than cash, or the substitution of collateral which is the “indubitable equivalent” of the real property subject to the mortgage or the subordination of the mortgage to liens securing new debt (provided that the lender’s secured claim is “adequately protected” as such term is defined and interpreted under the Bankruptcy Code), depending on the particular facts and circumstances of the specific case.

A trustee in a bankruptcy proceeding may in some cases be entitled to collect its costs and expenses in preserving or selling the mortgaged property ahead of payment to the lender. In certain circumstances, a debtor in bankruptcy may have the power to grant liens senior to the lien of a mortgage, and analogous state statutes and general principles of equity may also provide the borrower with means to halt a foreclosure proceeding or sale and to force a restructuring of a Mortgage Loan on terms a lender would not otherwise accept. Moreover, the laws of certain states also give priority to certain tax liens and mechanics liens over the lien of a mortgage or deed of trust. Under the Bankruptcy Code, if the court finds that actions of the mortgagees have been unreasonable, the lien of the related mortgage may be subordinated to the claims of unsecured creditors. Federal bankruptcy law also may interfere with the ability of the Master Servicer or Special Servicer, as applicable, for one of our trusts to enforce lockbox requirements.

Leases and Rents. Federal bankruptcy law may also interfere with or affect the ability of a secured lender to enforce the borrower’s assignment of rents and leases related to the mortgaged property. Federal bankruptcy law provides generally that rights and obligations under an unexpired lease of the debtor/lessee may not be terminated or modified at any time after the commencement of a case under the Bankruptcy Code solely on the basis of a provision in the lease to that effect or because of certain other similar events. This prohibition on so called “ipso facto clauses” could limit the ability of the Master Servicer or Special Servicer, as applicable, for one of our trusts to exercise certain contractual remedies with respect to any related leases. In addition, a lender may be stayed from enforcing the assignment under the Bankruptcy Code, and the legal proceedings necessary to resolve the issue could be time-consuming, and result in delays in the lender’s receipt of the rents. Rents and leases may also escape an assignment thereof (i) if the assignment is not fully perfected under state law prior to commencement of the bankruptcy proceeding, (ii) to the extent such rents and leases are used by the borrower to maintain the mortgaged property, or for other court authorized expenses, (iii) to the extent other collateral may be substituted for the rents and leases, (iv) to the extent the bankruptcy court determines that the lender is adequately protected or (v) to the extent the court determines, based on the equities of the case, that the post-petition rents are not subject to the lender’s pre-petition security interest.

Under the Bankruptcy Code, a security interest in real property acquired before the commencement of the bankruptcy case does not extend to income received after the commencement of the bankruptcy case unless such income is a proceed, product or rent of such property. Therefore, to the extent a business conducted on the mortgaged property creates accounts receivable rather than rents or results from payments under a license rather than payments under a lease, a valid and perfected pre-bankruptcy lien on such accounts receivable or license income generally would not continue as to post-bankruptcy accounts receivable or license income. The Bankruptcy Code has been amended to mitigate this problem with respect to fees, charges, accounts or other payments for the use or occupancy of rooms and other public facilities in hotels, motels or other lodging facilities. A lender’s perfected pre-petition security interest in leases, rents and hotel revenues continues in the post-petition leases, rents and hotel, motel and other lodging property revenues, unless a bankruptcy court orders to the contrary “based on the equities of the case.” The equities of a particular case may permit the discontinuance of security interests in post petition leases and rents. Unless a court orders otherwise, however, rents and other revenues from the related lodging property generated after the date the bankruptcy petition is filed will constitute “cash collateral” under the Bankruptcy Code. Debtors may only use cash collateral upon obtaining the lender’s consent or a prior court order finding that the lender’s interest in such mortgaged property and the cash collateral is “adequately protected” as such term is defined and interpreted under the Bankruptcy Code. In addition to post-petition rents, any cash held by a lender in a lockbox or reserve account generally, upon the commencement of the bankruptcy case, would also constitute “cash collateral” under the Bankruptcy Code. So long as the lender is adequately protected, a debtor’s use of cash collateral may be for its own benefit or for the benefit of any affiliated entity group that is also subject to bankruptcy proceedings, including use as collateral for new debt. It should be noted, however, that the court may find that the lender has no security interest in either pre-petition or post-petition revenues if the court finds that the loan documents do not contain language covering accounts, room rents, or other forms of personalty necessary for a security interest to attach to such revenues.

In addition to the inclusion of hotel revenues within the definition of cash collateral as noted above, recent amendments to the Bankruptcy Code provide that a pre-petition security interest in rents or hotel revenues is designed to overcome those cases holding that a security interest in rents is unperfected under the laws of some states until the lender has taken some further action, such as commencing foreclosure or obtaining a receiver prior to activation of the assignment of rents.

Lease Assumption or Rejection by Tenant. A borrower’s ability to make payment on a Mortgage Loan may be impaired by the commencement of a bankruptcy case relating to the tenant under a lease of the related property. Under the Bankruptcy Code, the filing of a petition in bankruptcy by or on behalf of a tenant results in a stay in bankruptcy against the commencement or continuation of any state court proceeding for—

●	past due rent,

●	accelerated rent,

●	damages, or

●	a summary eviction order with respect to a default under the lease that occurred prior to the filing of the tenant’s bankruptcy petition.

In addition, the Bankruptcy Code generally provides that a trustee or debtor-in-possession may, subject to approval of the court:

●	assume the lease and either retain it or assign it to a third party, or

●	reject the lease.

If the lease is assumed, the trustee, debtor-in-possession or assignee, if applicable, must cure any defaults under the lease, compensate the lessor for its losses and provide the lessor with adequate assurance of future performance. These remedies may be insufficient, and any assurances provided to the lessor may be inadequate. If the lease is rejected, the lessor will be treated, except potentially to the extent of any security deposit, as an unsecured creditor with respect to its claim for damages for termination of the lease. The Bankruptcy Code also limits a lessor’s damages for lease rejection to:

●	the unpaid rent due under the lease, without acceleration, for the period prior to the filing of the bankruptcy petition or any earlier repossession by the landlord, or surrender by the tenant, of the leased premises, plus

●	the rent reserved by the lease, without acceleration, for the greater of one year and 15%, not to exceed three years, of the term of the lease following the filing of the bankruptcy petition or any earlier repossession by the landlord, or surrender by the tenant, of the leased premises.

●	Lease Rejection by Lessor – Tenant’s Right. If a trustee in bankruptcy on behalf of a lessor, or a lessor as debtor in possession, rejects an unexpired lease of real property, the lessee may treat the lease as terminated by the rejection or, in the alternative, the lessee may remain in possession of the leasehold for the balance of the term and for any renewal or extension of the term that is enforceable by the lessee under applicable non-bankruptcy law. The Bankruptcy Code provides that if a lessee elects to remain in possession after a rejection of a lease, the lessee may offset against rents reserved under the lease for the balance of the term after the date of rejection of the lease, and the related renewal or extension of the lease, any damages occurring after that date caused by the nonperformance of any obligation of the lessor under the lease after that date. To the extent that the contractual obligation remains enforceable against the lessee, the lessee would not be able to avail itself of the rights of offset generally afforded to lessees of real property under the Bankruptcy Code.

Ground Lessee or Ground Lessor. Bankruptcy risk is associated with an insolvency proceeding under the Bankruptcy Code of either a borrower ground lessee or a ground lessor. In general, upon the bankruptcy of a lessor or a lessee under a lease of nonresidential real property, including a ground lease, that has not been terminated prior to the bankruptcy filing date, the debtor entity has the statutory right to assume or reject the lease. Given that the Bankruptcy Code generally invalidates clauses that terminate contracts automatically upon the filing by one of the parties of a bankruptcy petition or that are conditioned on a party’s insolvency, following the filing of a bankruptcy petition, a debtor would ordinarily be required to perform its obligations under such lease until the debtor decides whether to assume or reject the lease. The bankruptcy court may extend the time to perform for up to 60 days for cause shown. The Bankruptcy Code provides certain additional protections with respect to non-residential real property leases, such as establishing a specific timeframe in which a debtor must determine whether to assume or reject the lease. Even if the agreements were terminated prior to bankruptcy, a bankruptcy court may determine that the agreement was improperly terminated and therefore remains part of the debtor’s bankruptcy estate. The debtor also can seek bankruptcy court approval to assume and assign the lease to a third party, and to modify the lease in connection with such assignment. In order to assume the lease, the debtor or assignee generally will have to cure outstanding defaults and provide “adequate assurance of future performance” in addition to satisfying other requirements imposed under the Bankruptcy Code. Under the Bankruptcy Code, subject to certain exceptions, once a lease is rejected by a debtor lessee, it is deemed breached, and the non-debtor lessor will have a claim for lease rejection damages, as described above.

If the ground lessor files for bankruptcy, it may determine until the confirmation of its plan of reorganization whether to reject the ground lease. On request of any party to the lease, the bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject the lease or to comply with the terms of the lease pending its decision to assume or reject. In the event of rejection, the non-debtor lessee will have the right to treat the lease as terminated by virtue of its terms, applicable nonbankruptcy law, or any agreement made by the lessee. The non-debtor lessee may also, if the lease term has begun, retain its rights under the lease, including its rights to remain in possession of the leased premises under the rent reserved in the lease for the balance of the term of the lease (including renewals). The term “lessee” includes any “successor, assign or mortgagee permitted under the terms of such lease”. If, pre-petition, the ground lessor had specifically granted the leasehold mortgagee such right, the leasehold mortgagee may have the right to succeed to the lessee/borrower’s position under the lease.

In the event of concurrent bankruptcy proceedings involving the ground lessor and the lessee/borrower, actions by creditors against the borrower/lessee debtor would be subject to the automatic stay, and a lender may be unable to enforce both the bankrupt lessee’s/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated and any agreement by the ground lessor to grant the lender a new lease upon such termination. In such circumstances, a lease could be terminated notwithstanding lender protection provisions contained in that lease or in the mortgage. A lender could lose its security unless the lender holds a fee mortgage or the bankruptcy court, as a court of equity, allows the mortgagee to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although consistent with the Bankruptcy Code, such position may not be adopted by the bankruptcy court.

Further, in an appellate decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir, 2003)), the court ruled with respect to an unrecorded lease of real property that where a statutory sale of leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, that sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that, at least where a memorandum of lease had not been recorded, this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee would be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that a leasehold mortgagor and/or a leasehold mortgagee (to the extent it has standing to intervene) would be able to recover the full value of the leasehold interest in bankruptcy court.

Because of the possible termination of the related ground lease, whether arising from a bankruptcy, the expiration of a lease term or an uncured defect under the related ground lease, lending on a leasehold interest in a real property is riskier than lending on the fee interest in the property.

●	Single Purpose Entity Covenants and Substantive Consolidation. Although the borrowers under the Mortgage Loans included in a trust fund may be special purpose entities, special purpose entities can become debtors in bankruptcy under various circumstances. For example, in the bankruptcy case of In re General Growth Properties, Inc. 409 B.R. 43 (Bankr. S.D.N.Y. 2009), notwithstanding that such subsidiaries were special purpose entities with independent directors, numerous property-level, special purpose subsidiaries were filed for bankruptcy protection by their parent entity. Nonetheless, the United States Bankruptcy Court for the Southern District of New York denied various lenders’ motions to dismiss the special purpose entity subsidiaries’ cases as bad faith filings. In denying the motions, the bankruptcy court stated that the fundamental and bargained for creditor protections embedded in the special purpose entity structures at the property level would remain in place during the pendency of the chapter 11 cases. Those protections included adequate protection of the lenders’ interest in their collateral and protection against the substantive consolidation of the property-level debtors with any other entities.

●	The moving lenders in the General Growth case had argued that the 20 property-level bankruptcy filings were premature and improperly sought to restructure the debt of solvent entities for the benefit of equity holders. However, the Bankruptcy Code does not require that a voluntary debtor be insolvent or unable to pay its debts currently in order to be eligible for relief and generally a bankruptcy petition will not be dismissed for bad faith if the debtor has a legitimate rehabilitation objective. Accordingly, after finding that the relevant debtors were experiencing varying degrees of financial distress due to factors such as cross defaults, a need to refinance in the near term (i.e., within 1 to 4 years), and other considerations, the bankruptcy court noted that it was not required to analyze in isolation each debtor’s basis for filing. In the court’s view, the critical issue was whether a parent company that had filed its bankruptcy case in good faith could include in the filing subsidiaries that were necessary for the parent’s reorganization. As demonstrated in the General Growth Properties bankruptcy case, although special purpose entities are designed to mitigate the bankruptcy risk of a borrower, special purpose entities can become debtors in bankruptcy under various circumstances.

●

Generally, pursuant to the doctrine of substantive consolidation, a bankruptcy court, in the exercise of its broad equitable powers, has the authority to order that the assets and liabilities of a borrower be substantively consolidated with those of an affiliate (i.e., even a non-debtor), including for the purposes of making distributions under a plan of reorganization or liquidation. Thus, property that is ostensibly the property of a borrower may become subject to the bankruptcy case of an affiliate, the automatic stay applicable to such bankrupt affiliate may be extended to a borrower, and the rights of creditors of a borrower may become impaired. Substantive consolidation is generally viewed as an equitable remedy that could result in an otherwise solvent company becoming subject to the bankruptcy proceedings of an insolvent affiliate, making the solvent company’s assets available to repay the debts of affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include non-debtor affiliates of the bankrupt entity in the proceedings. The interrelationship among a borrower and other affiliates may pose a heightened risk of substantive consolidation and other bankruptcy risks in the event that any one or more of them were to become a debtor under the Bankruptcy Code. In the event of the bankruptcy of the applicable parent entities of any borrower, the assets of such borrower may be treated as part of the bankruptcy estates of such parent entities. In addition, in the event of the institution of voluntary or involuntary bankruptcy proceedings involving a borrower and certain of its affiliates, to serve judicial economy, it is likely that a court would jointly administer the respective bankruptcy proceedings. Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to substantively consolidate the assets of such borrowers with those of the parent.

Sales Free and Clear of Liens. Under Sections 363(b) and (f) of the Bankruptcy Code, a trustee, or a borrower as debtor in possession, may, despite the provisions of the related mortgage to the contrary, sell the related mortgaged property free and clear of all liens, which liens would then attach to the proceeds of such sale. Such a sale may be approved by a bankruptcy court even if the proceeds are insufficient to pay the secured debt in full.

Post-Petition Credit. Pursuant to Section 364 of the Bankruptcy Code, a bankruptcy court may, under certain circumstances, authorize a debtor to obtain credit after the commencement of a bankruptcy case, secured among other things, by senior, equal or junior liens on property that is already subject to a lien. In the bankruptcy case of General Growth Properties, the debtors initially sought approval of a debtor-in-possession loan to the corporate parent entities guaranteed by the property-level special purpose entities and secured by second liens on their properties. Although the debtor-in-possession loan ultimately did not include these subsidiary guarantees and second liens, we cannot assure you that, in the event of a bankruptcy of a Sponsor of a borrower, such Sponsor would not seek approval of a similar debtor-in-possession loan, or that a bankruptcy court would not approve a debtor-in-possession loan that included such subsidiary guarantees and second liens on such subsidiaries’ properties.

Avoidance Actions. In a bankruptcy or similar proceeding involving a borrower, action may be taken seeking the recovery as a preferential transfer of any payments made by such borrower under a Mortgage Loan or to avoid the granting of the liens in the transaction in the first instance, or any replacement liens that arise by operation of law or the security agreement. Payments on long term debt may be protected from recovery as preferences if they qualify for the “ordinary course” exception under the Bankruptcy Code or if certain of the other defenses in the Bankruptcy Code are applicable. Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

In addition, in a bankruptcy or similar proceeding involving any borrower, an action may be taken to avoid the transaction (or any component of the transaction, such as joint and several liability on a Mortgage Loan) as an actual or constructive fraudulent conveyance under state or federal law.

Generally, under federal law and most state fraudulent conveyance statutes, the incurrence of an obligation or the transfer of property by a person will be subject to avoidance if it was made with actual intent to hinder, delay or defraud creditors, as evidenced by certain “badges” of fraud. It also will be subject to avoidance under certain circumstances as a constructive fraudulent transfer if the transferor did not receive fair consideration or reasonably equivalent value in exchange for such obligation or transfer and (i) was insolvent or was rendered insolvent by such obligation or transfer, (ii) was engaged in business or a transaction, or was about to engage in business or a transaction, for which any property remaining with the transferor constituted unreasonably small capital, or (iii) intended to, or believed that it would, incur debts that would be beyond the transferor’s ability to pay as such debts matured. The measure of insolvency will vary depending on the law of the applicable jurisdiction. However, an entity will generally be considered insolvent if the present fair salable value of its assets is less than (x) the sum of its debts or (y) the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. Accordingly, cross-collateralization arrangements could be challenged as fraudulent transfers by creditors of a borrower in an action brought outside a bankruptcy case or, if the borrower were to become a debtor in a bankruptcy case, by the borrower as a debtor in possession or its bankruptcy trustee. Among other things, a legal challenge to the granting of liens may focus on the benefits realized by the borrower from the Mortgage Loan proceeds, in addition to the overall cross-collateralization. A lien or other property transfer granted by a borrower to secure repayment of a loan could be avoided if a court were to determine that (i) such borrower was insolvent at the time of granting the lien, was rendered insolvent by the granting of the lien, was left with inadequate capital, or was not able to pay its debts as they matured and (ii) the borrower did not, when it allowed its property to be encumbered by a lien securing the entire indebtedness represented by the loan, receive fair consideration or reasonably equivalent value for pledging such property.

Management Agreements. It is likely that any management agreement relating to the mortgaged properties constitutes an “executory contract” for purposes of the Bankruptcy Code. Federal bankruptcy law provides generally that rights and obligations under an executory contract of a debtor may not be terminated or modified at any time after the commencement of a case under the Bankruptcy Code solely on the basis of a provision in such contract to such effect or because of certain other similar events. This prohibition on so-called “ipso facto” clauses could limit the ability of the related borrower (or the trustee as its assignee) to exercise certain contractual remedies with respect to a management agreement relating to any such mortgaged property. In addition, the Bankruptcy Code provides that a trustee in bankruptcy or debtor-in-possession may, subject to approval of the court, (a) assume an executory contract and (i) retain it or (ii) unless applicable law excuses a party other than the debtor from accepting performance from or rendering performance to an entity other than the debtor, assign it to a third party (notwithstanding any other restrictions or prohibitions on assignment) or (b) reject such contract. In a bankruptcy case of the related property manager, if the related management agreement(s) were to be assumed, the trustee in bankruptcy on behalf of such property manager, or such property manager as debtor-in-possession, or the assignee, if applicable, must cure any defaults under such agreement(s), compensate the borrower for its losses and provide the borrower with “adequate assurance” of future performance. Such remedies may be insufficient, however, as the related borrower may be forced to continue under a management agreement with a manager that is a poor credit risk or an unfamiliar manager if a management agreement was assigned (if applicable state law does not otherwise prevent such an assignment), and any assurances provided to the borrower may, in fact, be inadequate. If a management agreement is rejected, such rejection generally constitutes a breach of the executory contract immediately before the date of the filing of the petition. As a consequence, the related borrower generally would have only an unsecured claim against the related property manager for damages resulting from such breach, which could adversely affect the security for the Offered Certificates.

Certain of the Borrowers May Be Partnerships. The laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code with respect to a general partner will cause a person to cease to be a general partner of the limited partnership, unless otherwise provided in writing in the limited partnership agreement. This provision may be construed as an “ipso facto” clause and, in the event of the general partner’s bankruptcy, may not be enforceable. Certain limited partnership agreements of the borrowers may provide that the commencement of a case under the Bankruptcy Code with respect to the related general partner constitutes an event of withdrawal (assuming the enforceability of the clause is not challenged in bankruptcy proceedings or, if challenged, is upheld) that might trigger the dissolution of the limited partnership, the winding up of its affairs and the distribution of its assets, unless (i) at the time there was at least one other general partner and the written provisions of the limited partnership permit the business of the limited partnership to be carried on by the remaining general partner and that general partner does so or (ii) the written provisions of the limited partnership agreement permit the limited partners to agree within a specified time frame (often 60 days) after the withdrawal to continue the business of the limited partnership and to the appointment of one or more general partners and the limited partners do so. In addition, the laws governing general partnerships in certain states provide that the commencement of a case under the Bankruptcy Code or state bankruptcy laws with respect to a general partner of the partnerships triggers the dissolution of the partnership, the winding up of its affairs and the distribution of its assets. Those state laws, however, may not be enforceable or effective in a bankruptcy case. Limited liability companies may be subjected to similar treatment as that described in this prospectus with respect to limited partnerships. The dissolution of a borrower, the winding up of its affairs and the distribution of its assets could result in an acceleration of its payment obligation under the borrower’s Mortgage Loan.

In addition, the bankruptcy of the general or limited partner of a borrower that is a partnership, or the bankruptcy of a member of a borrower that is a limited liability company or the bankruptcy of a shareholder of a borrower that is a corporation may provide the opportunity in the bankruptcy case of the partner, member or shareholder to obtain an order from a court consolidating the assets and liabilities of the partner, member or shareholder with those of the mortgagor pursuant to the doctrines of substantive consolidation or piercing the corporate veil. In such a case, the respective mortgaged property, for example, would become property of the estate of the bankrupt partner, member or shareholder. Not only would the mortgaged property be available to satisfy the claims of creditors of the partner, member or shareholder, but an automatic stay would apply to any attempt by the Master Servicer or Special Servicer to exercise remedies with respect to the mortgaged property. However, such an occurrence should not affect the Trustee’s status as a secured creditor with respect to the borrower or its security interest in the mortgaged property.

A borrower that is a limited partnership, in many cases, may be required by the loan documents to have a special purpose entity as its sole general partner, and a borrower that is a general partnership, in many cases, may be required by the loan documents to have as its general partners only entities that are special purpose entities. A borrower that is a limited liability company may be required by the loan documents to have a special purpose member or a springing member. Borrowers that are tenants-in-common may be required by the loan documents to be special purpose entities. These provisions are designed to mitigate the risk of the dissolution or bankruptcy of the borrower partnership or its general partner, a borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common. However, we cannot assure you that any borrower partnership or its general partner, or any borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common, will not dissolve or become a debtor under the Bankruptcy Code.

Environmental Considerations

General. A lender may be subject to environmental risks when taking a security interest in real property. Of particular concern may be properties that are or have been used for industrial, manufacturing, military or disposal activity. Those environmental risks include the possible diminution of the value of a contaminated property or, as discussed below, potential liability for clean-up costs or other remedial actions that could exceed the value of the property or the amount of the lender’s loan. In some circumstances, a lender may decide to abandon a contaminated real property as collateral for its loan rather than foreclose and risk liability for clean-up costs.

Environmental Assessments. Environmental reports are generally prepared for mortgaged properties that will be included in the mortgage pool. At the time the Mortgage Loans were originated, it is possible that no environmental assessment or a very limited environmental assessment of the mortgaged properties was conducted.

Superlien Laws. Under the laws of certain states, failure to perform any investigative and/or remedial action required or demanded by the state of any condition or circumstance that (i) may pose an imminent or substantial endangerment to the human health or welfare or the environment, (ii) may result in a release or threatened release of any hazardous material or hazardous substance, or (iii) may give rise to any environmental claim or demand (each condition or circumstance, an “Environmental Condition”), may give rise to a lien on the property to ensure the reimbursement of investigative and/or remedial costs incurred by the federal or state government. In several states, the lien has priority over the lien of an existing mortgage against the property. In any case, the value of a mortgaged property as collateral for a Mortgage Loan could be adversely affected by the existence of an Environmental Condition.

CERCLA. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, imposes strict liability on present and past “owners” and “operators” of contaminated real property for the costs of clean-up. A secured lender may be liable as an “owner” or “operator” of a contaminated mortgaged property if agents or employees of the lender have participated in the management of the property or the operations of the borrower. Liability may exist even if the lender did not cause or contribute to the contamination and regardless of whether the lender has actually taken possession of the contaminated mortgaged property through foreclosure, deed in lieu of foreclosure or otherwise. Moreover, liability is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Excluded from CERCLA’s definition of “owner” or “operator,” however, is a person who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest. This is the so called “secured creditor exemption.”

The Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996 (the “Lender Liability Act”) amended, among other things, the provisions of CERCLA with respect to lender liability and the secured creditor exemption. The Lender Liability Act offers substantial protection to lenders by defining the activities in which a lender can engage and still have the benefit of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a mortgaged property, the lender must actually participate in the operational affairs of the property of the borrower. The Lender Liability Act provides that “merely having the capacity to influence, or unexercised right to control” operations does not constitute participation in management. A lender will lose the protection of the secured creditor exemption only if—

●	it exercises decision-making control over a borrower’s environmental compliance and hazardous substance handling and disposal practices, or

●	assumes day-to-day management of operational functions of a mortgaged property.

The Lender Liability Act also provides that a lender will continue to have the benefit of the secured creditor exemption even if it forecloses on a mortgaged property, purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure, provided that the lender seeks to sell that property at the earliest practicable commercially reasonable time on commercially reasonable terms.

CERCLA does not apply to petroleum products, and the secured creditor exclusion does not govern liability for cleanup costs under federal laws other than CERCLA, in particular Subtitle I of the federal Resource Conservation and Recovery Act (“RCRA”), which regulates underground petroleum storage tanks, except heating oil tanks. The EPA has adopted a lender liability rule for underground storage tanks (USTs) under Subtitle I of RCRA. Under that rule a lender with a security interest in an UST or real property containing an UST is not liable as an “owner” or “operator” so long as the lender does not engage in decision making control of the use, storage, filing or dispensing of petroleum contained in the UST, exercise control over the daily operation of the UST, or engage in petroleum production, refining or marketing. Moreover, under the Lender Liability Act, the protections accorded to lenders under CERCLA are also accorded to holders of security interests in underground petroleum storage tanks. It should be noted, however, that liability for cleanup of petroleum contamination may be governed by state law, which may not provide for any specific protection for secured creditors, or alternatively, may not impose liability on secured creditors at all.

Other Federal and State Laws. Many states have statutes similar to CERCLA, and not all those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the federal Resource Conservation and Recovery Act.

Some federal, state and local laws, regulations and ordinances govern the management, removal, encapsulation or disturbance of asbestos-containing materials. These laws, as well as common law standards, may—

●	impose liability for releases of or exposure to asbestos-containing materials, and

●	provide for third parties to seek recovery from owners or operators of real properties for personal injuries associated with those releases.

Federal law requires owners of residential housing constructed prior to 1978 to disclose to potential residents or purchasers any known information in their possession regarding the presence of lead-based paint or lead-based paint-related hazards and will impose treble damages for any failure to disclose. In addition, the ingestion of lead-based paint chips or dust particles by children can result in lead poisoning. If lead-based paint hazards exist at a property, then the owner of that property may be held liable for injuries and for the costs of removal or encapsulation of the lead-based paint.

In a few states, transfers of some types of properties are conditioned upon cleanup of contamination prior to transfer. In these cases, a lender that becomes the owner of a property through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean up the contamination before selling or otherwise transferring the property.

Beyond statute-based environmental liability, there exist common law causes of action related to hazardous environmental conditions on a property, such as actions based on nuisance or on toxic tort resulting in death, personal injury or damage to property. While it may be more difficult to hold a lender liable under common law causes of action, unanticipated or uninsured liabilities of the borrower may jeopardize the borrower’s ability to meet its loan obligations or may decrease the re-sale value of the collateral.

Federal, state and local environmental regulatory requirements change often. It is possible that compliance with a new regulatory requirement could impose significant compliance costs on a borrower. These costs may jeopardize the borrower’s ability to meet its loan obligations.

Additional Considerations. The cost of remediating hazardous substance contamination at a property can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard. However, that individual or entity may be without substantial assets. Accordingly, it is possible that the costs could become a liability of the trust and occasion a loss to the certificateholders. Furthermore, such action against the borrower may be adversely affected by the limitations on recourse in the related loan documents. Similarly, in some states anti-deficiency legislation and other statutes requiring the lender to exhaust its security before bringing a personal action against the borrower trustor (see “—Foreclosure—Anti-Deficiency Legislation” above) may curtail the lender’s ability to recover from its borrower the environmental clean-up and other related costs and liabilities incurred by the lender.

If the operations on a foreclosed property are subject to environmental laws and regulations, the lender will be required to operate the property in accordance with those laws and regulations. This compliance may entail substantial expense, especially in the case of industrial or manufacturing properties.

The Pooling and Servicing Agreement will provide that the Master Servicer or the Special Servicer acting on behalf of the Issuing Entity, may not acquire title to, or possession of, a Mortgaged Property, take over its operation or take any other action that might subject the Issuing Entity to liability under CERCLA or comparable laws unless the Master Servicer or Special Servicer, if any, has previously determined, based upon a Phase I environmental site assessment (as described below) or other specified environmental assessment prepared by a person who regularly conducts the environmental assessments, that the mortgaged property is in compliance with applicable environmental laws and that there are no circumstances relating to use, management or disposal of any hazardous materials for which investigation, monitoring, containment, clean up or remediation could be required under applicable environmental laws, or that it would be in the best economic interest of the Issuing Entity to take any actions as are necessary to bring the Mortgaged Property into compliance with those laws or as may be required under the laws. A Phase I environmental site assessment generally involves identification of recognized environmental conditions (as defined in Guideline E1527-00 of the American Society for Testing and Materials Guidelines) and/or historic recognized environmental conditions (as defined in Guideline E1527-00 of the American Society for Testing and Materials Guidelines) based on records review, site reconnaissance and interviews, but does not involve a more intrusive investigation such as sampling or testing of materials. This requirement is intended to preclude enforcement of the security for the related Mortgage Loan until a satisfactory environmental assessment is obtained or any legally required remedial action is taken, reducing the likelihood that the Issuing Entity will become liable for any Environmental Condition affecting a mortgaged property, but making it more difficult to realize on the security for the Mortgage Loan. However, we cannot assure you that any environmental assessment obtained by the Master Servicer or the Special Servicer will detect all possible Environmental Conditions or that the other requirements of the Pooling and Servicing Agreement, even if fully observed by the Master Servicer and the Special Servicer will in fact insulate the Issuing Entity from liability for Environmental Conditions.

In addition, a lender may be obligated to disclose environmental conditions on a property to government entities and/or to prospective buyers, including prospective buyers at a foreclosure sale or following foreclosure. This disclosure may decrease the amount that prospective buyers are willing to pay for the affected property, sometimes substantially and thereby decrease the ability of the lender to recover its investment in a loan upon foreclosure..

Due-On-Sale and Due-On-Encumbrance Provisions

Some or all of the Mortgage Loans underlying the Offered Certificates may contain due-on-sale and due-on-encumbrance clauses that purport to permit the lender to accelerate the maturity of the loan if the borrower transfers or encumbers the mortgaged property. In recent years, court decisions and legislative actions placed substantial restrictions on the right of lenders to enforce these clauses in many states. However, the Garn-St Germain Depository Institutions Act of 1982 generally preempts state laws that prohibit the enforcement of due-on-sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to the limitations prescribed in that Act and the regulations promulgated thereunder. The inability to enforce a due-on-sale clause may result in transfer of the related mortgaged property to an uncreditworthy person, which could increase the likelihood of default, which may affect the average life of the Mortgage Loans and the number of Mortgage Loans which may extend to maturity.

[The Pooling and Servicing Agreement provides that if any Mortgage Loan contains a provision in the nature of a “due on sale” clause, which by its terms provides that: (i) the Mortgage Loan will (or may at the mortgagee’s option) become due and payable upon the sale or other transfer of an interest in the related mortgaged property; or (ii) the Mortgage Loan may not be assumed without the consent of the related mortgagee in connection with any sale or other transfer, then, for so long as the Mortgage Loan is included in the Issuing Entity, the Master Servicer or Special Servicer, on behalf of the Trustee, will be required to take actions as it deems to be in the best interest of the certificateholders in accordance with the servicing standard set forth in the Pooling and Servicing

Agreement, and may waive or enforce any due on sale clause contained in the related Mortgage Loan, in each case subject to any consent rights of the Special Servicer (in the case of an action by the Master Servicer) and the controlling class representative.

In addition, under federal bankruptcy law, due-on-sale clauses may not be enforceable in bankruptcy proceedings and may, under certain circumstances, be eliminated in any modified mortgage resulting from the bankruptcy proceeding.

Junior Liens; Rights of Holders of Senior Liens

The trust may include Mortgage Loans secured by junior liens, while the loans secured by the related senior liens may not be included in that trust. The primary risk to holders of Mortgage Loans secured by junior liens is the possibility that adequate funds will not be received in connection with a foreclosure of the related senior liens to satisfy fully both the senior loans and the junior loan.

In the event that a holder of a senior lien forecloses on a mortgaged property, the proceeds of the foreclosure or similar sale will be applied as follows:

●	first, to the payment of court costs and fees in connection with the foreclosure;

●	second, to real estate taxes;

●	third, in satisfaction of all principal, interest, prepayment or acceleration penalties, if any, and any other sums due and owing to the holder of the senior liens; and

●	last, in satisfaction of all principal, interest, prepayment and acceleration penalties, if any, and any other sums due and owing to the holder of the junior Mortgage Loan.

Subordinate Financing

Some Mortgage Loans underlying Offered Certificates may not restrict the ability of the borrower to use the mortgaged property as security for one or more additional loans, or the restrictions may be unenforceable. Where a borrower encumbers a mortgaged property with one or more junior liens, the senior lender is subjected to the following additional risks:

●	the borrower may have difficulty servicing and repaying multiple loans;

●	if the subordinate financing permits recourse to the borrower, as is frequently the case, and the senior loan does not, a borrower may have more incentive to repay sums due on the subordinate loan;

●	acts of the senior lender that prejudice the junior lender or impair the junior lender’s security, such as the senior lender’s agreeing to an increase in the principal amount of or the interest rate payable on the senior loan, may create a superior equity in favor of the junior lender;

●	if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with or delay the taking of action by the senior lender; and

●	the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

Default Interest and Limitations on Prepayments

Notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made. They may also contain provisions that prohibit prepayments for a specified period and/or condition prepayments upon the borrower’s payment of prepayment premium, fee or charge. In some states, there are or may be specific limitations upon the late charges that a lender may collect from a borrower for delinquent payments. Some states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment premiums, fees and charges upon an involuntary prepayment is unclear under the laws of many states. Some state statutory provisions may also treat certain prepayment premiums, fees and charges as usurious if in excess of statutory limits. See “—Applicability of Usury Laws” below.

Further, some of the Mortgage Loans underlying the Offered Certificates may not require the payment of specified fees as a condition to prepayment or these requirements have expired, and to the extent some Mortgage Loans do require these fees, these fees may not necessarily deter borrowers from prepaying their Mortgage Loans.

Applicability of Usury Laws

State and federal usury laws limit the interest that lenders are entitled to receive on a Mortgage Loan. In determining whether a given transaction is usurious, courts may include charges in the form of “points” and “fees” as “interest”, but may exclude payments in the form of “reimbursement of foreclosure expenses” or other charges found to be distinct from “interest”. If, however, the amount charged for the use of the money loaned is found to exceed a statutorily established maximum rate, the loan is generally found usurious regardless of the form employed or the degree of overcharge. Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“Title V”) provides that state usury limitations will not apply to various types of residential, including multifamily, first Mortgage Loans originated by particular lenders after March 31, 1980. Title V authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on Mortgage Loans covered by Title V. Some states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Statutes differ in their provisions as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest due above the applicable limit or imposes a specified penalty. Under this statutory scheme, the borrower may cancel the recorded mortgage or deed of trust upon paying its debt with lawful interest, and the lender may foreclose, but only for the debt plus lawful interest. A second group of statutes is more severe. A violation of this type of usury law results in the invalidation of the transaction, permitting the borrower to cancel the recorded mortgage or deed of trust without any payment or prohibiting the lender from foreclosing.

Americans with Disabilities Act

Under Title III of the Americans with Disabilities Act of 1990 and rules promulgated thereunder, in order to protect individuals with disabilities, owners of public accommodations, such as hotels, restaurants, shopping centers, hospitals, schools and social service center establishments, must remove architectural and communication barriers which are structural in nature from existing places of public accommodation to the extent “readily achievable.” In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, the altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the financial resources of the affected property owner, landlord or other applicable person. In addition to imposing a possible financial burden on the borrower in its capacity as owner or landlord, the ADA may also impose requirements on a foreclosing lender who succeeds to the interest of the borrower as owner or landlord. Furthermore, because the “readily achievable” standard may vary depending on the financial condition of the owner or landlord, a foreclosing lender that is financially more capable than the borrower of complying with the requirements of the ADA may be subject to more stringent requirements than those to which the borrower is subject.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, a borrower who enters military service after the origination of the borrower’s Mortgage Loan, including a borrower who was in reserve status and is called to active duty after origination of the Mortgage Loan, may not be charged interest, including fees and charges, above an annual rate of 6% during the period of the borrower’s active duty status, unless a court orders otherwise upon application of the lender. The Relief Act applies to individuals who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military. Because the Relief Act applies to individuals who enter military service, including reservists who are called to active duty, after origination of the related Mortgage Loan, no information can be provided as to the number of loans with individuals as borrowers that may be affected by the Relief Act.

Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of a Master Servicer or Special Servicer to collect full amounts of interest on an affected Mortgage Loan. Any shortfalls in interest collections resulting from the application of the Relief Act would result in a reduction of the amounts payable to the holders of the Certificates, and would not be covered by advances or any form of credit support provided in connection with the Certificates. In addition, the Relief Act imposes limitations that would impair the ability of a Master Servicer or Special Servicer to foreclose on an affected Mortgage Loan during the borrower’s period of active duty status and, under some circumstances, during an additional three month period after the active duty status ceases.

In addition, pursuant to the laws of various states, under certain circumstances, payments on Mortgage Loans by residents in such states who are called into active duty with the National Guard or the reserves will be deferred. These state laws may also limit the ability of the Master Servicer to foreclose on the related mortgaged property. This could result in delays or reductions in payment and increased losses on the Mortgage Loans that would be borne by certificateholders.

Anti-Money Laundering, Economic Sanctions and Bribery

Many jurisdictions have adopted wide-ranging anti-money laundering, economic and trade sanctions, and anti-corruption and anti-bribery laws, and regulations (collectively, the “Requirements”). Any of the Depositor, the Issuing Entity, the underwriters, the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator could be requested or required to obtain certain assurances from prospective investors intending to purchase Offered Certificates and to retain such information or to disclose information pertaining to them to governmental, regulatory or other authorities or to financial intermediaries or engage in due diligence or take other related actions in the future. It is the policy of the Depositor, the Issuing Entity, the underwriters, the Master Servicer, the Special Servicer, the Trustee and the Certificate Administrator to comply with the Requirements to which they are or may become subject and to interpret such Requirements broadly in favor of disclosure. Failure to honor any request by the Depositor, the Issuing Entity, the underwriters, the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator to provide requested information or take such other actions as may be necessary or advisable for the Depositor, the Issuing Entity, the underwriters, the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator to comply with any Requirements, related legal process or appropriate requests (whether formal or informal) may result in, among other things, a forced sale to another investor of such investor’s Offered Certificates. In addition, each of the Depositor, the Issuing Entity, the underwriters, the Master Servicer, the Special Servicer, the Trustee and the Certificate Administrator intends to comply with the U.S. Bank Secrecy Act, the USA Patriot Act and any other anti-money laundering and anti-terrorism, economic and trade sanctions, and anti-corruption or anti-bribery laws, and regulations of the United States and other countries, and will disclose any information required or requested by authorities in connection therewith.

Potential Forfeiture of Assets

Federal law provides that assets (including property purchased or improved with assets) derived from criminal activity or otherwise tainted, or used in the commission of certain offenses are subject to the blocking requirements of economic sanctions laws and regulations, and can be blocked and/or seized by and ordered forfeited to the United States of America. The offenses that can trigger such a blocking and/or seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the Bank Secrecy Act, the anti-money-laundering, anti-terrorism, economic sanctions, and anti-bribery laws and regulations, including the USA Patriot Act and the regulations issued pursuant to the USA Patriot Act, as well as the narcotic drug laws. Under procedures contained in the Comprehensive Crime Control Act of 1984, the government may seize the property even before conviction. The government must publish notice of the forfeiture proceeding and may give notice to all parties “known to have an alleged interest in the property,” including the holders of Mortgage Loans.

A lender may avoid forfeiture of its interest in the property if it establishes that—

●	its mortgage was executed and recorded before commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or

●	the lender, at the time of execution of the mortgage, “did not know or was reasonably without cause to believe that the property was subject to forfeiture.”

However, there is no assurance that such defense will be successful.

Ratings

It is a condition to the issuance of each Class of Offered Certificates that it receives an investment grade credit rating from one or more NRSROs engaged by the Depositor to rate the Offered Certificates (each such NRSRO engaged by the Depositor to rate the Offered Certificates, a “Rating Agency” and, collectively, the “Rating Agencies”). Typically, the four highest rating categories, within which there may be sub-categories or gradations indicating relative standing, signify investment grade.

We are not obligated to maintain any particular rating with respect to any class of Offered Certificates. Changes affecting the Mortgage Loans, the Mortgaged Properties, the Sponsors, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer, the Special Servicer, any Outside Servicer, any Outside Special Servicer or another person may have an adverse effect on the ratings of the Offered Certificates, and thus on the liquidity, market value and regulatory characteristics of the Offered Certificates, although such adverse changes would not necessarily be an event of default under the applicable Mortgage Loan.

A securities rating on mortgage pass-through Certificates addresses credit risk and the likelihood of full and timely payment to the applicable certificateholders of all distributions of interest at the applicable pass-through rate on the Certificates in question on each distribution date and, except in the case of interest-only Certificates, the ultimate payment in full of the certificate principal amount of each class of Certificates in question on a date that is not later than the rated final distribution date with respect to such class of Certificates. A rating takes into consideration, among other things, the credit quality of the pool of Mortgage Loans, structural and legal aspects associated with the Certificates in question, and the extent to which the payment stream from the pool of Mortgage Loans is adequate to make payments required under the Certificates in question. A securities rating on mortgage pass-through Certificates does not, however, represent any assessment of or constitute a statement regarding--

●	whether the price paid for those Certificates is fair;

●	whether those Certificates are a suitable investment for any particular investor;

●	the tax attributes of those Certificates or of the trust;

●	the yield to maturity or, if they have principal balances, the average life of those Certificates;

●	the likelihood, timing or frequency of prepayments (whether voluntary or involuntary) of principal on the underlying Mortgage Loans;

●	the degree to which the amount or frequency of prepayments on the underlying Mortgage Loans might differ from those originally anticipated;

●	the allocation of prepayment interest shortfalls or whether any compensating interest payments will be made;

●	whether or to what extent the interest payable on those Certificates may be reduced in connection with interest shortfalls resulting from the timing of voluntary prepayments;

●	the likelihood that any amounts other than interest at the related mortgage interest rates and principal will be received with respect to the underlying Mortgage Loans;

●	the likelihood or frequency of yield maintenance charges, assumption fees or penalty charges; or

●	if those Certificates provide solely or primarily for payments of interest, whether the holders, despite receiving all payments of interest to which they are entitled, would ultimately recover their initial investments in those Certificates.

See “Risk Factors—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”.

In addition, a securities rating on mortgage pass-through Certificates does not represent an assessment of the yield to maturity that investors may experience or the possibility that the holders of interest-only Certificates might not fully recover their initial investments in the event of delinquencies or defaults or rapid prepayments on the underlying Mortgage Loans (including both voluntary and involuntary prepayments) or the application of any realized losses. In the event that the holders of such Certificates do not fully recover their investment as a result of rapid principal prepayments on the Mortgage Loans, all amounts “due” to such holders will nevertheless have been paid, and such result is consistent with the securities ratings assigned to such Certificates. The Notional Amount of the Class [__] Certificates may be reduced by the allocation of Realized Losses and prepayments, whether voluntary or involuntary, to the Class [__], Class [__], Class [__], Class [__] and/or Class [__] Certificates and/or the Class [__] Trust Component. The Notional Amount of the Class [__] Certificates may be reduced by the allocation of Realized Losses and prepayments, whether voluntary or involuntary, to the Class [__] Trust Component. The securities ratings do not address the timing or magnitude of reductions of such Notional Amount, but only the obligation to distribute interest timely on each such Notional Amount as so reduced from time to time. Therefore, the securities ratings of the Class [__] and Class [__] Certificates should be evaluated independently from similar ratings on other types of securities.

NRSROs that were not engaged by the Depositor to rate the Offered Certificates may nevertheless issue unsolicited credit ratings on one or more Classes of Offered Certificates, relying on information they receive pursuant to Rule 17g-5 or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by the Rating Agencies. The issuance of unsolicited ratings by any NRSRO on a Class of the Offered Certificates that are lower than the ratings assigned by the Rating Agencies may adversely impact the liquidity, market value and regulatory characteristics of that Class.

As part of the process of obtaining ratings for the Offered Certificates, the Depositor had initial discussions with and submitted certain materials to [____] NRSROs, including the Rating Agencies. Based on preliminary feedback from those NRSROs at that time, the Depositor selected the Rating Agencies to rate the Offered Certificates and not the other NRSROs, due in part to their initial subordination levels for the various Classes of the Certificates. [In the case of one of the Rating Agencies, the Depositor has requested ratings for only certain classes of the Offered Certificates, due in part to the initial subordination levels provided by such Rating Agency for the various classes of the Offered Certificates.] Had the Depositor selected alternative NRSROs to rate the Offered Certificates, we cannot assure you as to the ratings that such other NRSROs would have ultimately assigned to the Offered Certificates. Although unsolicited ratings may be issued by any NRSRO, an NRSRO might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the Depositor. Had the Depositor requested each of the Rating Agencies to rate all Classes of the Offered Certificates, we cannot assure you as to the ratings that any such engaged NRSRO would have ultimately assigned to the Classes of Offered Certificates that it did not rate.

Furthermore, the SEC may determine that any or all of the Rating Agencies no longer qualifies as an NRSRO or is no longer qualified to rate the Offered Certificates, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the Offered Certificates.

Certain actions provided for in the loan agreements require, as a condition to taking such action, that a Rating Agency Confirmation be obtained from each Rating Agency. In certain circumstances, this condition may be deemed to have been met or waived without such a Rating Agency Confirmation being obtained. See the definition of “Rating Agency Confirmation” in this prospectus. In the event such an action is taken without a Rating Agency Confirmation being obtained, we cannot assure you that the applicable Rating Agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. If you invest in the Offered Certificates, pursuant to the Pooling and Servicing Agreement your acceptance of Offered Certificates will constitute an acknowledgment and agreement with the procedures relating to Rating Agency Confirmations described under the definition of “Rating Agency Confirmation” in this prospectus.

Any rating of the Offered Certificates should be evaluated independently from similar ratings on other types of securities. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning Rating Agency.

Pursuant to agreements between Depositor and each Rating Agency, the Rating Agencies will provide ongoing ratings surveillance with respect to the Offered Certificates for as long as they remain issued and outstanding. The Depositor is responsible for the fees paid to the Rating Agencies to rate and to provide ongoing rating surveillance with respect to the Offered Certificates.

Plan of Distribution (Underwriter Conflicts of Interest)

Citigroup Global Markets Inc., the Depositor and [NAMES OF OTHER UNDERWRITERS] have entered into an underwriting agreement with respect to the Offered Certificates (the “Underwriting Agreement” , pursuant to which the Depositor has agreed to sell to the underwriters, and the underwriters have severally but not jointly agreed to purchase from the Depositor, the respective Certificate Balance or Notional Amount, as applicable, of each class of Offered Certificates set forth below. In connection with the offering contemplated by this prospectus, Citigroup Global Markets Inc. and [__________] are acting as co-lead managers and joint bookrunners with respect to approximately [____]% and [____]%, respectively, of the total principal balance of the Offered Certificates, and [__________] and [_________] are acting as co-managers.

Class	Citigroup Global Markets Inc.	[___________]	[___________]	[___________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [___]	$ [_________]	$ [_________]	$ [_________]	$ [_________]
Class [__]	$ [_________]	$ [_________]	$ [_________]	$ [_________]

The Depositor estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately [_________].

The Underwriting Agreement provides that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all Offered Certificates if any are purchased. In the event of a default by any underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriter(s) may be increased or the Underwriting Agreement may be terminated.

The Depositor and the Sponsors have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. The parties to the Pooling and Servicing Agreement have also severally agreed to indemnify the underwriters, and the underwriters, severally and not jointly, have agreed to indemnify the Depositor and controlling persons of the Depositor, against certain liabilities, including liabilities under the Securities Act, and have agreed to contribute to payments required to be made in respect of these liabilities.

[IF NOT A FIRM COMMITMENT UNDERWRITING, DESCRIBE TERMS OF BEST EFFORTS UNDERWRITING, OR PLACEMENT AGENCY ARRANGEMENT OR DIRECT OFFERING BY DEPOSITOR, PROVIDED THAN ANY CONTINUOUS OFFERING MUST BE AN “ALL OR NOTHING” OFFERING. IF APPLICABLE, DESCRIBE SALES OF SECURITIES TO ANY LOAN SELLERS BY THE UNDERWRITERS.]

The Depositor has been advised by the underwriters that they propose to offer the Offered Certificates to the public from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. [MODIFY THIS DISCLOSURE IF A FIXED PRICE OFFERING.] Proceeds to the Depositor from the sale of Offered Certificates will be approximately [___]% of the initial aggregate principal balance of the Offered Certificates, plus accrued interest on the Offered Certificates from [______], before deducting expenses payable by the Depositor. The underwriters may effect the transactions by selling the Offered Certificates to or through dealers, and the dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters. In connection with the purchase and sale of the Offered Certificates, the underwriters and dealers may be deemed to have received compensation from the Depositor in the form of underwriting discounts and commissions.

We anticipate that the Offered Certificates will be sold primarily to institutional investors. Purchasers of Offered Certificates, including dealers, may, depending on the facts and circumstances of those purchases, be deemed to be “underwriters” within the meaning of the Securities Act in connection with reoffers and resales by them of Offered Certificates. If you purchase Offered Certificates, you should consult with your legal advisors in this regard prior to any reoffer or resale. The Offered Certificates are a new issue of securities with no established trading market. Although the Depositor has been advised by the underwriters that they intend to make a market in the Offered Certificates, they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Certificates. Further, we cannot assure you that a secondary market for the Offered Certificates will develop or, if it does develop, that it will continue. See “Risk Factors—The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline”.

The primary source of ongoing information available to investors concerning the Offered Certificates will be the monthly statements discussed under “Description of the Certificates—Reports to Certificateholders; Certain Available Information”, which will include information as to the outstanding principal balance or notional amount, as applicable, of the Offered Certificates and the status of the applicable form of credit enhancement. Except as described under “Description of the Certificates—Reports to Certificateholders; Certain Available Information”, we cannot assure you that any additional information regarding the Offered Certificates will be available through any other source. In addition, we are not aware of any source through which price information about the Offered Certificates will be generally available on an ongoing basis. The limited nature of that information regarding the Offered Certificates may adversely affect the liquidity of the Offered Certificates, even if a secondary market for the Offered Certificates becomes available.

Citigroup Global Markets Inc., one of the underwriters, is an affiliate of the [Depositor, CREFI (a Sponsor, an Originator and the initial holder of the [___________] Companion Loan) and the Certificate Administrator]. [___________], one of the underwriters, is an affiliate of [____] (a Sponsor, an Originator and the initial holder of the [___________] Companion Loan) and [___________] (an Originator). [___________], one of the underwriters, is an affiliate of [______] (the Trustee) and [____________] (a co-originator of the [_____________] Loan Combination and the initial holder of the [_____________] Controlling Companion Loan). See “Risk Factors—Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned with Your Interests” and “—Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests”.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) is intended to be directed to affiliates of Citigroup Global Markets Inc., one of the underwriters and one of the co-lead managers and joint bookrunners for this offering, and [_________], one of the underwriters and one of the co-lead managers and joint bookrunners for this offering. That flow of funds will occur by means of the collective effect of the payment by the underwriters to the Depositor of the purchase price for the Offered Certificates and (i) the payment by the Depositor to CREFI, an affiliate of Citigroup Global Markets Inc., in its capacity as a Sponsor, of the purchase price for the CREFI Mortgage Loans, and (ii) the payment by the Depositor to [____], an affiliate of [___________], in its capacity as a Sponsor, of the purchase price for the [____] Mortgage Loans. See “Transaction Parties—The Sponsors and the Mortgage Loan Sellers” in this prospectus. In addition, (i) proceeds received by [____] in connection with the contribution of the [___] Mortgage Loans to this securitization transaction will be applied, among other things, to directly or indirectly reacquire any such Mortgage Loans that are financed with, and to make payments to, [___________], an affiliate of [___________], as the repurchase agreement counterparty; and (ii) proceeds received by [____] in connection with the contribution of the [____] Mortgage Loans to this securitization transaction will be applied, among other things, to directly or indirectly reacquire any such Mortgage Loans that are financed with, and to make payments to, [Citibank, N.A.], an affiliate of Citigroup Global Markets Inc., as the repurchase agreement counterparty.

As a result of the circumstances described above, each of Citigroup Global Markets Inc. and [___________] has a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests”.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

All reports filed or caused to be filed by the Depositor with respect to the Issuing Entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Certificates (other than annual reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus, except that if an Outside Servicing Agreement is entered into after termination of this offering, any current report on Form 8-K filed after termination of this offering that includes as an exhibit such Outside Servicing Agreement will be deemed to be incorporated by reference into this prospectus.

In addition, any disclosures filed, on or prior to the date of filing of this prospectus in accordance with Rule 424(h) or Rule 424(b), as applicable, as exhibits to Form ABS-EE in accordance with Item 601(b)(102) and Item 601(b)(103) of Regulation S-K under the Securities Act, by or on behalf of the Depositor with respect to the Issuing Entity, will be deemed to be incorporated by reference into this prospectus.

The Depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with this offering (including beneficial owners of the Offered Certificates), upon written or oral request of that person, a copy of any or all documents or reports incorporated in this prospectus by reference, in each case to the extent the documents or reports relate to the Offered Certificates, other than the exhibits to those documents (unless the exhibits are specifically incorporated by reference in those documents). Requests to the Depositor should be directed in writing to its principal executive offices at 390 Greenwich Street, 7th Floor, New York, New York 10013, or by telephone at (212) 816-6000.

WHERE YOU CAN FIND MORE INFORMATION

 The Depositor has filed a Registration Statement on Form SF-3 (SEC File No. [______]) (the “Registration Statement”) relating to multiple series of CMBS, including the Offered Certificates, with the SEC.  This prospectus will form a part of the Registration Statement, but the Registration Statement includes additional information. Copies of the Registration Statement and other materials filed with or furnished to the SEC, including distribution reports on Form 10-D, annual reports on Form 10-K, current reports on Form 8-K, and reports on Forms ABS-15G and Forms ABS-EE and any amendments to these reports may be read and copied at the Public Reference Section of the SEC, 100 F Street N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at “http://www.sec.gov” at which you can view and download copies of this prospectus and other information filed or furnished electronically through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The SEC maintains computer terminals providing access to the EDGAR system at each of the offices referred to above.

The Depositor has met the registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement.

Copies of all reports of the Issuing Entity on Forms ABS-EE, 10-D, 10-K and 8-K will also be made available on the website of the [Trustee][Certificate Administrator] as soon as reasonably practicable after these materials are electronically filed with or furnished to the SEC through the EDGAR system.

FINANCIAL INFORMATION

The Issuing Entity will be newly formed and will not have engage in any business activities or have any assets or obligations prior to the issuance of the Offered Certificates. Accordingly, no financial statements with respect to the Issuing Entity are included in this prospectus.

The Depositor has determined that its financial statements will not be material to the offering of the Offered Certificates.

Legal Matters

The validity of the Offered Certificates and certain federal income tax matters will be passed upon for the Depositor by Orrick, Herrington & Sutcliffe LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by [__________].

Index of Certain Defined Terms

17g-5 Information Provider	283
1986 Act	409
2015 Budget Act	420
30/360 Basis	264
AB Co-Lender Agreement	211
AB Control Appraisal Period	215
AB loan combination	42
AB Loan Combination	158, 211
AB Major Decisions	215
AB Material Event of Default	212
AB Modified Loan	331
AB Mortgage Loan	211
Accelerated Mezzanine Loan	359
Acceptable Insurance Default	304
Accredited Investor	12
Actual/360 Basis	194
Administrative Fee Rate	320
ADR	160
Advance Rate	307
Advances	307
Affirmative Asset Review Vote	372
AIFM Regulation	64
Allocated Cut-off Date Loan Amount	160
Ancillary Fees	315
Annual Debt Service	161
Anticipated Repayment Date	194
Appraisal Reduction Amount	329
Appraisal Reduction Event	328
Appraised Value	161
Appraised-Out Class	332
Appraiser	330
ARD	161
ARD Loan	194
Assessment of Compliance	334
Asset Representations Reviewer	236
Asset Representations Reviewer Asset Review Fee	321
Asset Representations Reviewer Ongoing Fee	321
Asset Representations Reviewer Ongoing Fee Rate	321
Asset Representations Reviewer Termination Event	376
Asset Representations Reviewer Upfront Fee	321
Asset Review	373
Asset Review Notice	373
Asset Review Quorum	372
Asset Review Report	375
Asset Review Report Summary	375
Asset Review Standard	374
Asset Review Trigger	371
Asset Review Vote Election	372
Assumed Certificate Coupon	247
Assumed Final Distribution Date	270
Assumed Scheduled Payment	266
Assumption Fees	316
Attestation Report	334
Available Funds	260
Balloon Balance	161
Bankruptcy Code	67
BCBS	65
Beds	167
Borrower Delayed Reimbursements	315
Borrower Party	359
B-Piece Buyer	144
CBE	402
CDI 202.01	66
Certificate Administrator	232
Certificate Balance	256
Certificate Owner	278
Certificate Summary	7
Certificateholder	277
Certificateholder Repurchase Request	378
Certifying Certificateholder	287
CGMRC	221
Class [A] Percentage Interest	257
Class [A] Trust Component	257
Class [A]-Exchange Percentage Interest	257
Class [B] Percentage Interest	257
Class [B] Trust Component	257
Class [B]-Exchange Percentage Interest	257
Class [C] Percentage Interest	257
Class [C] Trust Component	257
Class [C]-Exchange Percentage Interest	257
Class [EC] Component	258
Class [EC] Component [A]	258
Class [EC] Component [B]	258
Class [EC] Component [C]	258
Clearstream	284
Clearstream Participants	286
Closing Date	159
CMBS	63
Code	407
Co-Lender Agreement	207
Collateral Deficiency Amount	332
Collection Account	310
Collection Period	262
Collective Investment Scheme	9
Communication Request	287
Companion Loan	158
Companion Loan Holder	297
Companion Loan Rating Agency	339
Companion Note	206
Compensating Interest Payment	271
Consent Fees	315
Constraining Level	246
Consultation Election Notice	380
Consultation Requesting Certificateholder	380
Consultation Termination Event	359
Control Eligible Certificates	359
Control Termination Event	359
Controlling Class	359
Controlling Class Certificateholder	359
Controlling Class Representative	358
Controlling Companion Loan	299

Controlling Note	207
Controlling Note Holder	207
Controlling Pari Passu Companion Loan	299
Controlling Pari Passu Companion Loan Securitization Date	299
Corrected Loan	304
CPR	398
Credit Lease	189
Credit Lease Assignment	190
Credit Lease Default	190
Credit Lease Loans	189
Credit Lease Property	190
CREFC®	275
CREFC® Intellectual Property Royalty License Fee	320
CREFC® Intellectual Property Royalty License Fee Rate	320
CREFC® Reports	275
CREFI	221
CREFI Data File	225
CREFI Securitization Database	225
Cross-Collateralized Mortgage Loan	3
Crossed Group	161
Cross-Over Date	263
CRR	63
CRR Investor	63
CRR Retention Requirements	63
Cumulative Appraisal Reduction Amount	331
Cure/Contest Period	374
Custodian	231, 355
Cut-off Date	158
Cut-off Date Balance	158
Cut-off Date DSCR	163
Cut-off Date Loan-to-Value Ratio	161
Cut-off Date LTV Ratio	161
Debt Service Coverage Ratio	163
Debt Yield on Underwritten NCF	162
Debt Yield on Underwritten Net Cash Flow	162
Debt Yield on Underwritten Net Operating Income	163
Debt Yield on Underwritten NOI	163
Defaulted Mortgage Loan	318
Defaulted Purchase Price	216
Defeasance	10
Defeasance Deposit	200
Defeasance Loans	200
Defeasance Lock Out Period	200
Defeasance Option	200
Defective Mortgage Loan	295
Definitive Certificate	284
Delinquent Loan	372
Depositaries	285
Depositor	159, 230
Diligence File	290
Directing Holder	358
Disclosable Special Servicer Fees	319
Discount Yield	246
Dispute Resolution Consultation	380
Dispute Resolution Cut-off Date	380
Distribution Account	310
Distribution Date	260
Document Defect	289
Dodd-Frank Act	64
DSCR	163
DTC	284
DTC Participants	285
DTC Rules	286
Due Date	194, 262
Due Diligence Questionnaire	226
EDGAR	456
EEA	10, 63
Eligible Asset Representations Reviewer	375
Eligible Operating Advisor	368
Enforcing Party	379
Enforcing Servicer	379
Environmental Condition	446, 13
ERISA	423
ESA	179, 13
EU Retention Requirements	64
Euroclear	284
Euroclear Operator	286
Euroclear Participants	286
Excess Interest	195, 258
Excess Interest Distribution Account	311
Excess Liquidation Proceeds Reserve Account	311
Excess Modification Fees	315
Excess Penalty Charges	316
Excess Prepayment Interest Shortfall	272
Exchange Act	220
Exchange Date	259
Exchangeable Certificates	256
Exchangeable Distribution Account	311
Exchangeable Proportion	258
Excluded Controlling Class Holder	281
Excluded Controlling Class Mortgage Loan	359
Excluded Information	281
Excluded Mortgage Loan	359
Excluded Special Servicer Information	281
Exemption Rating Agency	427
Existing EU Retention Requirements	64
Expected Price	249
Expected Prices	249
FATCA	421
FDEP	181
FDIC	128
fee interest	41, 122
FETL	13
FIEL	13
Final Asset Status Report	363
Final Dispute Resolution Election Notice	381
Financial Promotion Order	9
Fixed Interest Distribution	392
Floating Rate Account	391
Form 8-K	220
FPO Persons	9
FSCMA	13
FSMA	9

Future Outside Servicing Agreement	299
Grantor Trust	258, 407
Ground Lease	10
Hard Lockbox	164
High Net Worth Companies, Unincorporated Associations, Etc.	9
Indirect Participants	285
Initial Pool Balance	158
Initial Rate	195
Initial Requesting Certificateholder	378
In-Place Cash Management	164
Institutional Investor	12
Insurance Rating Requirements	4
Interest Accrual Amount	265
Interest Accrual Period	265
Interest Distribution Amount	265
Interest Only Mortgage Loans	194
Interest Reserve Account	311
Interest Shortfall	265
Interested Person	353
Interest-Only Certificates	245
Interest-Only Expected Price	249
intermediary	421
investment company	53
Investment Company Act	1
Investor Certification	277
IRS	408
Issuing Entity	158
Junior Note Percentage Interest	213
Junior Note Relative Spread	213
Largest Tenant	164
Largest Tenant Lease Expiration	164
Lease Enhancement Policy	190
Lease Enhancement Policy Loans	190
Liquidation Fee	317
Liquidation Fee Rate	318
Liquidation Proceeds	318
Loan Combination	158
Loan Combination Custodial Account	310
Loan Per Unit	164
Loan Specific Directing Certificateholder	212
Loan Specific Distribution Account	310
Loss of Value Payment	294
Loss of Value Reserve Fund	311
Lower-Tier Distribution Account	310
Lower-Tier Regular Interests	407
Lower-Tier REMIC	258, 407
Lower-Tier REMICs	258, 407
LTV Ratio at Maturity/ARD	164
LUST	180
MAI	329, 13
Major Decision Reporting Package	357
market discount	413
MAS	11
Master Servicer	233
Master Servicer Remittance Date	306
Material Breach	292
Material Defect	293
Material Document Defect	289
Maturity Date/ARD Loan-to-Value Ratio	164
Maturity Date/ARD LTV Ratio	164
MIFID II	10
Modeling Assumptions	398
Modification Fees	315
Monthly Rental Payments	189
Mortgage	158
Mortgage File	288
Mortgage Loan Purchase Agreement	288
Mortgage Loan Schedule	301
Mortgage Loan Sellers	159
Mortgage Loans	158
Mortgage Note	158
Mortgage Pool	158
Mortgage Rate	264
Mortgaged Property	158
Mortgagee	14
Most Recent NOI	165
Net Cash Flow	166
Net Mortgage Rate	264
NFIP	125
Non-Controlling Note	207
Non-Controlling Note Holders	207
Nonrecoverable Advance	308
Non-Reduced Certificates	278
Non-U.S. Tax Person	421
Non-Vertically Retained Certificates	243
Non-Vertically Retained Percentage	243
Non-Vertically Retained Regular Certificates	243
Notional Amount	258
NPL	180
NRSRO	276, 432
NRSRO Certification	278
Occupancy	165
Occupancy Date	166
Offered Certificates	256
OID Regulations	410
OLA	128
Operating Advisor	236
Operating Advisor Annual Report	366
Operating Advisor Consultation Trigger Event	252, 365
Operating Advisor Consulting Fee	320
Operating Advisor Fee	320
Operating Advisor Fee Rate	320
Operating Advisor Standard	363
Operating Advisor Termination Event	367
Original Balance	166
Originators	159
Other Crossed Loans	295
Outside Certificate Administrator	299
Outside Controlling Class Representative	299
Outside Controlling Note Holder	298
Outside Custodian	299
Outside Depositor	299
Outside Operating Advisor	299
Outside Securitization	299
Outside Serviced Asset Representations Reviewer	217
Outside Serviced Certificate Administrator	217

Outside Serviced Certificateholders	217
Outside Serviced Co-Lender Agreement	217
Outside Serviced Companion Loan	217, 298
Outside Serviced Depositor	217
Outside Serviced Directing Certificateholder	218
Outside Serviced Loan Combination	217, 298
Outside Serviced Master Servicer	217
Outside Serviced Mortgage Loan	217, 299
Outside Serviced Operating Advisor	217
Outside Serviced Pari Passu Companion Loan	298
Outside Serviced Pari Passu Loan Combination	298
Outside Serviced Pari Passu-AB Loan Combination	298
Outside Serviced Securitization Trust	218
Outside Serviced Special Servicer	217
Outside Serviced Subordinate Companion Loan	299
Outside Serviced Trustee	217
Outside Servicer	299
Outside Servicer Fee Rate	325
Outside Servicing Agreement	217, 299
Outside Special Servicer	299
Outside Trustee	299
P&I Advance	306
Pads	167
Pari Passu Companion Loan	158
Pari Passu Indemnified Items	337
Pari Passu Indemnified Parties	337
Pari Passu Loan Combination	158
Pari Passu Serviced Co-Lender Agreement	209
Participants	284
Party in Interest	424
Pass-Through Rate	263
PCIS Persons	9
PCO	192
PCR	224
Penalty Charges	315
Percentage Interest	260
Periodic Payments	261
Permitted Encumbrances	3
Permitted Investments	260
Permitted Special Servicer/Affiliate Fees	319
PIPs	118
Plan Asset Regulations	424
Pooled Certificates	255
Pooling and Servicing Agreement	297
Pooling and Servicing Agreement Party Repurchase Request	379
PRC	11
Preliminary Asset Review Report	374
Preliminary Dispute Resolution Election Notice	380
Prepayment Assumption	411
Prepayment Penalty Description	166
Prepayment Provision	166
PRIIPS Regulation	10
Primary Term	189
Prime Rate	307
Principal Balance Certificates	255
Principal Distribution Amount	265
Principal Shortfall	266
Privileged Information	364
Privileged Information Exception	364
Privileged Person	276
Professional Investors	11
Prohibited Prepayment	271
Promotion of Collective Investment Schemes Exemptions Order	9
Property Advances	307
Proposed Course of Action Notice	380
Prospectus	11
Prospectus Directive	10
PTE	426
qualified intermediary	421
Qualified Investors	10
qualified mortgage	49
Qualified Mortgage	289
Qualified Substitute Mortgage Loan	294
Qualifying CRE Loan Percentage	242, 252
Rated Final Distribution Date	271
Rating Agencies	452
Rating Agency	452
Rating Agency Confirmation	384
Rating Agency Declination	384
Rating Agency Trigger Event	392
Realized Loss	273
REC	179
Recognized Collective Investment Scheme	9
Recovered Costs	213
Registration Statement	456
Regular Certificates	255
Regular Interestholder	409
Regular Interests	407
Regulation AB	219
Related Group	166
Release Date	200
Relevant Member State	10
Relevant Person	12
Relevant Persons	9
REMIC	407
REMIC Regulations	407
REO Account	311
REO Companion Loan	266, 267
REO Loan	267
REO Mortgage Loan	266
Repurchase Price	293
Repurchase Request	379
Requesting Certificateholder	380
Requesting Holders	332
Requesting Investor	287
Requesting Party	383
Required Credit Risk Retention Percentage	242, 252
Residual Certificates	255
Resolution Failure	379
Resolved	379
Restricted Group	427
Restricted Party	365
retail property	90

Retaining Parties	241
Retaining Third Party Purchaser	240
Review Materials	373
Revised Rate	194
RevPAR	166
Risk Factors	7
Risk Retention Affiliate	335
Risk Retention Affiliated	335
Rooms	167
Rule 17g-5	278, 347
Scheduled Certificate Interest Payments	247
Scheduled Certificate Principal Payments	245
Scheduled Principal Distribution Amount	266
SEC	220
Securities Act	219
Securitization Accounts	255
Securitization Regulation	64
SEL	5
Senior Certificates	255
Senior Note Percentage Interest	213
Senior Note Relative Spread	213
Serviced AB Loan Combination	297
Serviced Companion Loan	297
Serviced Companion Loan Holder	297
Serviced Companion Loan Securities	339
Serviced Companion Loans	211
Serviced Loan Combination	297
Serviced Loan Combinations	211
Serviced Loans	297
Serviced Mortgage Loans	297
Serviced Outside Controlled Companion Loan	298
Serviced Outside Controlled Loan Combination	298
Serviced Outside Controlled Mortgage Loan	298
Serviced Pari Passu Companion Loan	208, 297
Serviced Pari Passu Companion Loan Holder	297
Serviced Pari Passu Loan Combination	209, 297
Serviced Pari Passu Mortgage Loan	208
Serviced Subordinate Companion Loan	297
Serviced Subordinate Companion Loan Holder	297
Servicer Termination Events	338
Servicing Fee	314
Servicing Fee Rate	314
Servicing Function Participant	334
Servicing Shift Companion Loan	299
Servicing Shift Loan Combination	299
Servicing Shift Mortgage Loan	299
Servicing Standard	302
Servicing Transfer Event	303
SFA	11
Significance Percentage	393
Similar Law	429
Single-Purpose Entity	10
Soft Lockbox	166
Soft Springing Lockbox	166
Solvency II Regulation	64
special purpose entities	129
Special Servicer	234
Special Servicing Fee	316
Special Servicing Fee Rate	316
Specially Serviced Loan	303
Split Mortgage Loan	158
Sponsors	159, 221
Springing Cash Management	166
Springing Lockbox	166
Standard Qualifications	1
Startup Day	408
Stated Principal Balance	267
Structured Product	11
Subordinate Certificates	255
subordinate companion loan	42
Subordinate Companion Loan	158
Subordinate Companion Loan REMIC	258, 407
Sub-Servicing Agreement	306
Summary	7
sunset clauses	127
Swap Contract	391
Swap Counterparty	391
Swap Curve Interpolated Yield	245
Swap Default	393
Swap Notional Amount	392
Swap Premium	417
Swap Priced Expected Price	247
Swap Priced Principal Balance Certificates	244
Target Price	247
TCO	192
Tenant	189
Terms and Conditions	286
Terrorism Cap Amount	9
Tests	373
Third Party Report	160
TIA	65
Title Exception	2
Title Policy	2
Trailing 12 NOI	165
Tranche Percentage Interest	259
TRIA	9
TRIPRA	126
Trust Component	257
Trust REMICs	258, 407
Trust Subordinate Companion Loan	159, 211
Trustee	231
Trustee/Certificate Administrator Fee	319
Trustee/Certificate Administrator Fee Rate	319
U.S. Tax Person	421
Underwriter Entities	135
Underwriter Exemption	426
Underwriting Agreement	454
Underwritten EGI	167
Underwritten Expenses	166
Underwritten NCF	166
Underwritten NCF DSCR	163
Underwritten Net Cash Flow	166
Underwritten Net Operating Income	167
Underwritten NOI	167
Underwritten Revenues	167
Units	167
Unscheduled Principal Distribution Amount	266

Unsolicited Information	373
Updated Appraisal	348
Upper Tier Distribution Account	310
Upper-Tier REMIC	258, 407
UST	180
UW NCF DSCR	163
variable rate	412
Vertical Risk Retention Allocation Percentage	244
Vertically Retained Percentage	244
Volcker Rule	65
Voting Rights	283
VRR Available Funds	242
VRR Interest	256
VRR Interest Distribution Amount	244
VRR Principal Distribution Amount	244
VRR Realized Loss	243
VRR Realized Loss Interest Distribution Amount	244
WAC Rate	264
Weighted Average Mortgage Loan Rate	168
Withheld Amounts	311
Workout Fee	316
Workout Fee Rate	317
Workout-Delayed Reimbursement Amount	309
Yield Curve Interpolated Yield	248
Yield Priced Expected Price	249
Yield Priced Principal Balance Certificates	244
Zoning Regulations	7

ANNEX A

CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES

Control Number	Loan / Property Flag	Footnotes	Mortgage Loan Seller	Originator	Property Name	Related Group	Crossed Group	Address	City	State	Zip Code

General Property Type	Detailed Property Type	Year Built	Year Renovated	Units, Pads, Rooms, SF, Beds	Unit Description	Loan Per Unit ($)	Ownership Interest	Original Balance ($)	Cut-off Date Balance ($)	Allocated Cut-off Date Loan Amount ($)

% of Initial Pool Balance	Balloon Balance ($)	Mortgage Loan Rate (%)	Administrative Fee Rate (%)	Net Mortgage Loan Rate (%)	Monthly Debt Service ($)	Annual Debt Service ($)	Companion Loan Monthly Debt Service ($)	Companion Loan Annual Debt Service ($)	Amortization Type	Interest Accrual Method

Seasoning (Mos.)	Original Interest-Only Period (Mos.)	Remaining Interest-Only Period (Mos.)	Original Term To Maturity / ARD (Mos.)	Remaining Term To Maturity / ARD (Mos.)	Original Amortization Term (Mos.)	Remaining Amortization Term (Mos.)	Origination Date	Due Date	First Due Date	Last IO Due Date	First P&I Due Date

Maturity Date / ARD	ARD (Yes / No)	Final Maturity Date	Grace Period- Late Fee	Grace Period- Default	Prepayment Provision	2015 EGI ($)	2015 Expenses ($)	2015 NOI ($)	2016 EGI ($)	2016 Expenses ($)	2016 NOI ($)	2017 EGI ($)

2017 Expenses ($)	2017 NOI ($)	Most Recent EGI (if past 2017) ($)	Most Recent Expenses (if past 2017) ($)	Most Recent NOI (if past 2017) ($)	Most Recent NOI Date (if past 2017)	Most Recent # of months	Most Recent Description	Underwritten EGI ($)	Underwritten Expenses ($)	Underwritten Net Operating Income ($)

Debt Yield on Underwritten Net Operating Income (%)	Underwritten Replacement / FF&E Reserve ($)	Underwritten TI / LC ($)	Underwritten Net Cash Flow ($)	Underwritten NCF DSCR (x)	Debt Yield on Underwritten Net Cash Flow (%)	Appraised Value ($)	Appraisal Date

Cut-off Date LTV Ratio (%)	LTV Ratio at Maturity / ARD (%)	Occupancy (%)	Occupancy Date	ADR ($)	RevPAR ($)	Largest Tenant	Largest Tenant Sq Ft	Largest Tenant Lease Expiration

Second Largest Tenant	Second Largest Tenant Sq Ft	Second Largest Tenant Lease Expiration	Third Largest Tenant	Third Largest Tenant Sq Ft	Third Largest Tenant Lease Expiration	Fourth Largest Tenant	Fourth Largest Tenant Sq Ft	Fourth Largest Tenant Lease Expiration

Fifth Largest Tenant	Fifth Largest Tenant Sq Ft	Fifth Largest Tenant Lease Expiration	Environmental Phase I Report Date	Environmental Phase II Y/N	Environmental Phase II Report Date	Engineering Report Date	Seismic Report Date	PML or SEL (%)

Earthquake Insurance Required Y/N	Upfront RE Tax Reserve ($)	Ongoing RE Tax Reserve ($)	Upfront Insurance Reserve ($)	Ongoing Insurance Reserve ($)	Upfront Replacement Reserve ($)	Ongoing Replacement Reserve ($)	Replacement Reserve Caps ($)	Upfront TI/LC Reserve ($)

Ongoing TI/LC Reserve ($)	TI/LC Caps ($)	Upfront Debt Service Reserve ($)	Ongoing Debt Service Reserve ($)	Upfront Deferred Maintenance Reserve ($)	Ongoing Deferred Maintenance Reserve ($)	Upfront Environmental Reserve ($)	Ongoing Environmental Reserve ($)	Upfront Other Reserve ($)

Ongoing Other Reserve ($)	Other Reserve Description	Borrower Name	Delaware Statutory Trust? Y/N	Carve-out Guarantor	Loan Purpose	Loan Amount (sources) ($)	Principal’s New Cash Contribution ($)	Subordinate Debt ($)

Other Sources ($)	Total Sources ($)	Loan Payoff ($)	Purchase Price ($)	Closing Costs ($)	Reserves ($)	Principal Equity Distribution ($)	Other Uses ($)	Total Uses ($)

Lockbox	Cash Management	Cash Management Triggers	Ground Lease Y/N	Ground Lease Expiration Date	Annual Ground Lease Payment ($)	Franchise Agreement Expiration	Cut-off Date Pari Passu Companion Loan Balance ($)	Cut-off Date Subordinate Companion Loan Balance ($)

Subordinate Companion Loan Interest Rate (%)	Cut-off Date Mezzanine Debt Balance ($)	Mezzanine Debt Interest Rate (%)	Terrorism Insurance Required Y/N	Control Number

Footnotes to Annex A

[INCLUDE FOOTNOTES TO EXPLAIN PARTICULAR UNIQUE LOAN OR PROPERTY ITEMS AS APPROPRIATE]

ANNEX B

SIGNIFICANT LOAN SUMMARIES

Mortgage loan name

Mortgaged Property Information		Mortgage Loan Information
Number of Mortgaged Properties	1	Loan Seller	CREFI
Location (City/State)		Cut-off Date Principal Balance(2)	$
Property Type		Cut-off Date Principal Balance per SF(1)	$
Size (SF)		Percentage of Initial Pool Balance	[__]%
Total Occupancy as of 6/3/2015	[__]%	Number of Related Mortgage Loans
Owned Occupancy as of 6/3/2015	[__]%	Type of Security
Year Built / Latest Renovation		Mortgage Rate	[__]%
Appraised Value	$	Original Term to Maturity (Months)
Original Amortization Term (Months)
Original Interest Only Term (Months)

Underwritten Revenues	$	Escrows
Underwritten Expenses	$	Upfront	Monthly
Underwritten Net Operating Income (NOI)	$	Taxes $	$
Underwritten Net Cash Flow (NCF)	$	Insurance $	$
Cut-off Date LTV Ratio(1)	[__]%	Replacement Reserve $	$
Maturity Date LTV Ratio(1)	[__]%	TI/LC (3) $	$
DSCR Based on Underwritten NOI / NCF(1)		Ground Lease $	$
Debt Yield Based on Underwritten NOI / NCF(1)		Other (4) $	$

Sources and Uses
Sources	$	%	Uses	$	%
Loan Amount	$	[__]%	Loan Payoff	$	[__]%
Other Sources		[__]	Principal Equity Distribution		[__]
			Reserves		[__]
			Closing Costs		[__]
Total Sources		$100.0%	Total Uses		$100.0%

(1)

The Mortgage Loan. [brief loan description]

The Mortgaged Property. [brief property description]

Ten Largest Tenants Based on Underwritten Base Rent

Tenant Name	Credit Rating (Fitch/MIS/S&P)	Tenant GLA	% of GLA	UW Base Rent	% of Total UW Base Rent	UW Base Rent $ per SF	Lease Expiration	Renewal / Extension Options
[Tenant]			[__]%	$	[__]%	$
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
[Tenant]			[__]%	$	[__]%	$
[Tenant]			[__]		[__]
[Tenant]			[__]		[__]
Total / Wtd. Avg. All Tenants			100.0%		$100.0%	$[___]

Lease Expiration Schedule(1)

Year Ending December 31,	Expiring Owned GLA	% of Owned GLA	Cumulative % of Owned GLA	UW Base Rent	% of Total UW Base Rent	UW Base Rent $ per SF	# of Expiring Tenants
MTM
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

B-1

2025
2026 & Thereafter
Vacant
Total / Wtd. Avg.

Operating History and Underwritten Net Cash Flow. [The following table presents certain information relating to the historical operating performance and the Underwritten Net Cash Flow at the Mortgaged Property:]

Cash Flow Analysis(1)

	2012	2013	2014	TTM 2/28/2015	Underwritten	Underwritten $ per SF
Base Rent	$	$	$	$	$	$
Contractual Rent Steps(2)
Gross Up Vacancy
Total Rent	$	$	$	$	$	$
Total Reimbursables
Other Income(3)
Percentage Rent
Vacancy & Credit Loss
Effective Gross Income	$	$	$	$	$	$

Real Estate Taxes	$	$	$	$	$	$
Insurance
Management Fee
Ground Rent(4)
Other Operating Expenses
Total Operating Expenses	$	$	$	$	$	$

Net Operating Income	$	$	$	$	$	$
TI/LC
Replacement Reserves
Net Cash Flow	$	$	$	$	$	$

Appraisal. [brief description if applicable]

Environmental Matters. [brief description if applicable]

Market Overview and Competition. [brief market summary]

The Borrower. [identity of borrower]

Escrows. [brief description if applicable]

Lockbox and Cash Management. [BRIEF DESCRIPTION IF APPLICABLE]

Property Management. [BRIEF DESCRIPTION IF APPLICABLE]

Mezzanine or Subordinate Indebtedness. [BRIEF DESCRIPTION IF APPLICABLE].

Ground Lease. [BRIEF DESCRIPTION IF APPLICABLE].

Terrorism Insurance. [BRIEF DESCRIPTION IF APPLICABLE]

B-2

ANNEX C

MORTGAGE POOL INFORMATION

Distribution of Loan Purpose

Loan Purpose	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[Refinance]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[Acquisition]	[__]		[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Distribution of Amortization Types(1)

Amortization Type	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[____________________]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________] (2)]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

(1)	All of the mortgage loans will have balloon payments at maturity date.

(2)	Original partial interest only months range from 12 to 72 months.

Distribution of Cut-off Date Balances

Range of Cut-off Balances ($)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[____________________]	[__]		[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____________________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

	Min	$	[_________]
	Max	$	[_________]
	Average	$	[_________]

Distribution of Underwritten Debt Service Coverage Ratios

Range of Underwritten Debt Service Coverage Ratios (x)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[_________]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

	Min		[___]
	Max		[___]
	Average		[___]

Distribution of Mortgage Interest Rates

Range of Mortgage Interest Rates (%)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[_________]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

	Min		[___]%
	Max		[___]%
	Average		[___]%

Distribution of Cut-off Date Loan-to-Value Ratios(1)

Range of Cut-off Date Loan-to-Value Ratios (%)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[_______]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

(1) Unless otherwise indicated, the Cut-off Date LTV Ratio is calculated utilizing the “as-is” appraised value. With respect to [__] mortgage loans, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, the respective Cut-off Date LTV Ratio was calculated using either (i) an “as-is” appraised value plus related property improvement plan costs which were reserved for at origination, or (ii) the cut-off date principal balance of a mortgage loan less a reserve taken at origination. The weighted average Cut-off Date LTV Ratio for the mortgage pool without making any of the adjustments described above is [__]%.

Min	[___]%
Max	[___]%
Average	[___]%

Distribution of Maturity Date / ARD Loan-to-Value Ratios(1)

Range of Maturity Date / ARD Loan-to-Value Ratios (%)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[_______]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_______]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

(1) Maturity Date / ARD Loan-to-Value Ratio is calculated on the basis of the "as stabilized" appraised value for [__] mortgage loans.

Min	[___]%
Max	[___]%
Average	[___]%

Distribution of Original Terms to Maturity / ARD

Original Term to Maturity / ARD (Mos)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[__]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[__]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Min	[___]	months
Max	[___]	months
Average	[___]	months

Distribution of Remaining Terms to Maturity / ARD

Range of Remaining Term to Maturity / ARD (Mos)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[__]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[__]	[__]	$	[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[__]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Min	[___]	months
Max	[___]	months
Average	[___]	months

Distribution of Original Amortization Terms

Original Amortization Terms (Mos)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[_____]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Min	[___]	months
Max	[___]	months
Average	[___]	months

Distribution of Remaining Amortization Terms

Range of Remaining Amortization Terms (Mos)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[_____]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[_____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Min	[___]	months
Max	[___]	months
Average	[___]	months

Mortgage Loans with Original Partial Interest Only Period

Original Partial Interest Only Period (Mos)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[____]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[____]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Distribution of Prepayment Provisions

Prepayment Provision	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[Defeasance]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[Yield Maintenance]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Distribution of Debt Yields on Underwritten Net Operating Income

Range of Debt Yields on Underwritten Net Operating Income (%)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[________]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Min	[___]%
Max	[___]%
Average	[___]%

Distribution of Debt Yields on Underwritten Net Cash Flow

Range of Debt Yields on Underwritten Net Cash Flow (%)	Number of Mortgage Loans		Cut-off Date Balance	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (Mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date / ARD LTV
[________]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
[________]	[__]		[_________]	[__]	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%
Total/Avg./Wtd.Avg.	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[___]%	[__]	[__]%	[__]%

Min	[___]%
Max	[___]%
Average	[___]%

Distribution of Lockbox Types

Number of
	Mortgage		Cut-off Date	% of Initial Pool
Lockbox Type	Loans		Balance	Balance
[Springing]	[__]	$	[_________]	[__]%
[Hard]	[__]		[_________]	[__]
[None]	[__]		[_________]	[__]
[Soft Springing]	[__]		[_________]	[__]
Total/Avg./Wtd.Avg.	[__]		[_________]	[__]%

Distribution of Escrows

Number of
	Mortgage		Cut-off Date	% of Initial Pool
Escrow Type	Loans		Balance	Balance
[Real Estate Tax]	[__]	$	[_________]	[__]%
[Replacement Reserves](1)	[__]		[_________]	[__]
[TI/LC](2)	[__]		[_________]	[__]
[Insurance]	[__]		[_________]	[__]

(1)	Includes mortgage loans with FF&E reserves.

(2)	Percentage of total office, mixed use, retail and industrial properties and one self storage property with office tenants only.

Distribution of Property Types

Property Type / Detail	Number of Mortgaged Properties		Cut-off Date Balance(1)	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio(2)	Weighted Average Mortgage Interest Rate(2)	Weighted Average Remaining Terms to Maturity (Mos)(2)	Weighted Average Cut-off Date LTV(2)	Weighted Average Maturity Date / ARD LTV(2)
[Office]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[CBD]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Medical]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[General Suburban]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Mixed Use]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Merchandise Mart/Retail]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Retail/Office]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Office/Flex]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Retail/Office/Flex]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Retail]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Anchored]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Single Tenant Retail]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Shadow Anchored]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Unanchored]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Multifamily]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Garden]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Student Housing]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Self Storage]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Hospitality]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Full Service]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Limited Service]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
I[ndustrial]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Flex]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[Warehouse/Distribution]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
Total / Wtd Avg	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%

(1)	Calculated based on the mortgaged property's allocated loan amount for the mortgage loans secured by more than one mortgaged property.

(2)	Weighted average based on the mortgaged property's allocated loan amount for mortgage loans secured by more than one mortgaged property.

Geographic Distribution

Property Location	Number of Mortgaged Properties		Cut-off Date Balance(1)	% of Initial Pool Balance		Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio(2)	Weighted Average Mortgage Interest Rate(2)	Weighted Average Remaining Terms to Maturity (Mos)(2)	Weighted Average Cut-off Date LTV(2)	Weighted Average Maturity Date / ARD LTV(2)
[______]	[__]	$	[_________]	[__]%	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
[______]	[__]		[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%
Total	[__]	$	[_________]	[__]	$	[_________]	[__]x	[__]%	[__]	[__]%	[__]%

(1)	Calculated based on the mortgaged property's allocated loan amount for the mortgage loans secured by more than one mortgaged property.

(2)	Weighted average based on the mortgaged property's allocated loan amount for mortgage loans secured by more than one mortgaged property.

ANNEX D

FORM OF DISTRIBUTION DATE STATEMENT

ANNEX E-1

SPONSOR REPRESENTATIONS AND WARRANTIES

Each Sponsor will make, as of the Cut-off Date or such other date as set forth below, with respect to each Mortgage Loan sold by it that we include in the Issuing Entity, representations and warranties generally to the effect set forth below. The exceptions to the representations and warranties set forth below are identified on Annex E-2 to this prospectus. Capitalized terms used but not otherwise defined in this Annex E-1 will have the meanings set forth in this prospectus or, if not defined in this prospectus, in the related Mortgage Loan Purchase Agreement.

Each Mortgage Loan Purchase Agreement, together with the related representations and warranties (subject to the exceptions to such representations and warranties), serves to contractually allocate risk between the related Sponsor, on the one hand, and the Issuing Entity, on the other. We present the related representations and warranties set forth below for the sole purpose of describing some of the terms and conditions of that risk allocation. The presentation of representations and warranties below is not intended as statements regarding the actual characteristics of the Mortgage Loans, the Mortgaged Properties or other matters. We cannot assure you that the Mortgage Loans actually conform to the statements made in the representations and warranties that we present below.

[SAMPLE REPRESENTATIONS AND WARRANTIES:  ACTUAL REPRESENTATIONS AND WARRANTIES FOR AN INDIVIDUAL SERIES MAY VARY.]

(1)	Loan Combination; Ownership of Mortgage Loans. Except with respect to a Mortgage Loan that is part of a Loan Combination, each Mortgage Loan is a whole loan and not a participation interest in a Mortgage Loan. Each Mortgage Loan that is part of a Loan Combination is a senior or pari passu portion of a loan combination evidenced by a senior or pari passu note. At the time of the sale, transfer and assignment to Depositor, no Mortgage Note or Mortgage was subject to any assignment (other than assignments to the Sponsor or, with respect to any Outside Serviced Mortgage Loan, to the related Outside Trustee), participation or pledge, and the Sponsor had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations, any other ownership interests on, in or to such Mortgage Loan other than any servicing rights appointment or similar agreement, any Outside Servicing Agreement with respect to an Outside Serviced Mortgage Loan and rights of the holder of a related Companion Loan pursuant to a Co-Lender Agreement. The Sponsor has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to Depositor constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan other than the rights of the holder of a related Companion Loan pursuant to a Co-Lender Agreement.

(2)	Loan Document Status. Each related Mortgage Note, Mortgage, Assignment of Leases (if a separate instrument), guaranty and other agreement executed by or on behalf of the related Mortgagor, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related Mortgagor, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except (i) as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) and (ii) that certain provisions in such Loan Documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance fees, charges and/or premiums) are, or may be, further limited or rendered unenforceable by or under applicable law, but (subject to the limitations set forth in clause (i) above) such limitations or unenforceability will not render such Loan Documents invalid as a whole or materially interfere with the Mortgagee’s realization of the principal benefits and/or security provided thereby (clauses (i) and (ii) collectively, the “Standard Qualifications”).

Except as set forth in the immediately preceding sentence, there is no valid offset, defense, counterclaim or right of rescission available to the related Mortgagor with respect to any of the related Mortgage Notes, Mortgages or other Loan Documents, including, without limitation, any such valid offset, defense,

 E-1-1

counterclaim or right based on intentional fraud by the Sponsor in connection with the origination of the Mortgage Loan, that would deny the Mortgagee the principal benefits intended to be provided by the Mortgage Note, Mortgage or other Loan Documents.

(3)	Mortgage Provisions. The Loan Documents for each Mortgage Loan contain provisions that render the rights and remedies of the holder thereof adequate for the practical realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, nonjudicial foreclosure subject to the limitations set forth in the Standard Qualifications.

(4)	Mortgage Status; Waivers and Modifications. Since origination and except by written instruments set forth in the related Mortgage File (a) the material terms of such Mortgage, Mortgage Note, Mortgage Loan guaranty, and related Loan Documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect which materially interferes with the security intended to be provided by such Mortgage; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related Mortgage in any manner which materially interferes with the security intended to be provided by such Mortgage or the use or operation of the remaining portion of such Mortgaged Property; and (c) neither the related Mortgagor nor the related guarantor has been released from its material obligations under the Mortgage Loan.

(5)	Lien; Valid Assignment. Subject to the Standard Qualifications, each assignment of Mortgage and assignment of Assignment of Leases to the Issuing Entity (or, with respect to an Outside Serviced Mortgage Loan, to the related Outside Trustee) constitutes a legal, valid and binding assignment to the Issuing Entity. Each related Mortgage and Assignment of Leases is freely assignable without the consent of the related Mortgagor. Each related Mortgage is a legal, valid and enforceable first lien on the related Mortgagor’s fee (or if identified on the mortgage loan schedule attached as an exhibit to the applicable Mortgage Loan Purchase Agreement, leasehold) interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below) and the exceptions to paragraph (6) set forth on Annex E-2 (each such exception, a “Title Exception”)), except as the enforcement thereof may be limited by the Standard Qualifications. Such Mortgaged Property (subject to and excepting Permitted Encumbrances and the Title Exceptions) as of origination was, and as of the Cut-off Date, to the Sponsor’s knowledge, is free and clear of any recorded mechanics’ liens, recorded materialmen’s liens and other recorded encumbrances which are prior to or equal with the lien of the related Mortgage (which lien secures the related Loan Combination, in the case of a Mortgage Loan that is part of a Loan Combination), except those which are bonded over, escrowed for or insured against by a lender’s title insurance policy (as described below), and, to the Sponsor’s knowledge and subject to the rights of tenants (as tenants only) (subject to and excepting Permitted Encumbrances and the Title Exceptions), no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender’s title insurance policy (as described below). Notwithstanding anything herein to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of Uniform Commercial Code financing statements is required in order to effect such perfection.

(6)

Permitted Liens; Title Insurance. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy with escrow instructions or a “marked up” commitment, in each case binding on the title insurer) (the “Title Policy”) in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the Mortgage, the first priority lien of the Mortgage (which lien secures the related Loan Combination, in the case of a Mortgage Loan that is part of a Loan Combination), which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments due and payable but not yet delinquent; (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record; (c) the exceptions (general and specific) and exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under

 E-1-2

leases (including subleases) pertaining to the related Mortgaged Property and condominium declarations; (f) if the related Mortgage Loan is cross-collateralized and cross-defaulted with another Mortgage Loan (each, a “Cross-Collateralized Mortgage Loan”), the lien of the Mortgage for another Mortgage Loan that is cross-collateralized and cross-defaulted with such Cross-Collateralized Mortgage Loan; and (g) if the related Mortgage Loan is part of a Loan Combination, the rights of the holder(s) of the related Companion Loan(s) pursuant to the related Co-Lender Agreement; provided that none of items (a) through (g), individually or in the aggregate, materially and adversely interferes with the value or current use of the Mortgaged Property or the security intended to be provided by such Mortgage or the Mortgagor’s ability to pay its obligations when they become due (collectively, the “Permitted Encumbrances”). Except as contemplated by clauses (f) and (g) of the preceding sentence, none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related Mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid and no claims have been made by the Sponsor thereunder and no claims have been paid thereunder. Neither the Sponsor, nor to the Sponsor’s knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the coverage under such Title Policy.

(7)	Junior Liens. It being understood that B notes secured by the same Mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, except for any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan, there are no subordinate mortgages or junior liens securing the payment of money encumbering the related Mortgaged Property (other than Permitted Encumbrances and the Title Exceptions, taxes and assessments, mechanics’ and materialmen’s liens (which are the subject of the representation in paragraph (5) above), and equipment and other personal property financing). Except as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement, the Sponsor has no knowledge of any mezzanine debt secured directly by interests in the related Mortgagor.

(8)	Assignment of Leases and Rents. There exists as part of the related Mortgage File an Assignment of Leases (either as a separate instrument or incorporated into the related Mortgage). Subject to the Permitted Encumbrances and the Title Exceptions (and, in the case of a Mortgage Loan that is part of a Loan Combination, subject to the related Assignment of Leases constituting security for the entire Loan Combination), each related Assignment of Leases creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related Mortgagor to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Standard Qualifications. The related Mortgage or related Assignment of Leases, subject to applicable law, provides that, upon an event of default under the Mortgage Loan, a receiver is permitted to be appointed for the collection of rents or for the related Mortgagee to enter into possession to collect the rents or for rents to be paid directly to the Mortgagee.

(9)	UCC Filings. If the related Mortgaged Property is operated as a hospitality property, the Sponsor has filed and/or recorded or caused to be filed and/or recorded (or, if not filed and/or recorded, submitted in proper form for filing and/or recording), UCC financing statements in the appropriate public filing and/or recording offices necessary at the time of the origination of the Mortgage Loan to perfect a valid security interest in all items of physical personal property reasonably necessary to operate such Mortgaged Property owned by such Mortgagor and located on the related Mortgaged Property (other than any non-material personal property, any personal property subject to a purchase money security interest, a sale and leaseback financing arrangement as permitted under the terms of the related Mortgage Loan documents or any other personal property leases applicable to such personal property), to the extent perfection may be effected pursuant to applicable law by recording or filing, as the case may be. Subject to the Standard Qualifications, each related Mortgage (or equivalent document) creates a valid and enforceable lien and security interest on the items of personalty described above. No representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of UCC financing statements are required in order to effect such perfection.

 E-1-3

(10)	Condition of Property. The Sponsor or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within six months of origination of the Mortgage Loan and within thirteen months of the Cut-off Date.

An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than 13 months prior to the Cut-off Date. To the Sponsor’s knowledge, based solely upon due diligence customarily performed in connection with the origination of comparable mortgage loans, as of the Closing Date, each related Mortgaged Property was free and clear of any material damage (other than deferred maintenance for which escrows were established at origination) that would affect materially and adversely the use or value of such Mortgaged Property as security for the Mortgage Loan.

(11)	Taxes and Assessments. All taxes, governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges), or installments thereof, which could be a lien on the related Mortgaged Property that would be of equal or superior priority to the lien of the Mortgage and that prior to the Cut-off Date have become delinquent in respect of each related Mortgaged Property have been paid, or an escrow of funds has been established in an amount sufficient to cover such payments and reasonably estimated interest and penalties, if any, thereon. For purposes of this representation and warranty, real estate taxes and governmental assessments and other outstanding governmental charges and installments thereof shall not be considered delinquent until the earlier of (a) the date on which interest and/or penalties would first be payable thereon and (b) the date on which enforcement action is entitled to be taken by the related taxing authority.

(12)	Condemnation. As of the date of origination and to the Sponsor’s knowledge as of the Cut-off Date, there is no proceeding pending, and, to the Sponsor’s knowledge as of the date of origination and as of the Cut-off Date, there is no proceeding threatened, for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the value, use or operation of the Mortgaged Property.

(13)	Actions Concerning Mortgage Loan. As of the date of origination and to the Sponsor’s knowledge as of the Cut-off Date, there was no pending or filed action, suit or proceeding, arbitration or governmental investigation involving any Mortgagor, guarantor, or Mortgagor’s interest in the Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) such Mortgagor’s title to the Mortgaged Property, (b) the validity or enforceability of the Mortgage, (c) such Mortgagor’s ability to perform under the related Mortgage Loan, (d) such guarantor’s ability to perform under the related guaranty, (e) the principal benefit of the security intended to be provided by the Mortgage Loan documents or (f) the current principal use of the Mortgaged Property.

(14)	Escrow Deposits. All escrow deposits and payments required to be escrowed with Mortgagee pursuant to each Mortgage Loan are in the possession, or under the control, of the Sponsor or its servicer, and there are no deficiencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required to be escrowed with Mortgagee under the related Loan Documents are being conveyed by the Sponsor to Depositor or its servicer (or, with respect to any Outside Serviced Mortgage Loan, to the depositor or servicer for the related Outside Securitization).

(15)	No Holdbacks. The principal amount of the Mortgage Loan stated on the mortgage loan schedule attached as an exhibit to the applicable Mortgage Loan Purchase Agreement has been fully disbursed as of the Closing Date and there is no requirement for future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts pending the satisfaction of certain conditions relating to leasing, repairs or other matters with respect to the related Mortgaged Property, the Mortgagor or other considerations determined by the Sponsor to merit such holdback).

(16)

Insurance. Each related Mortgaged Property is, and is required pursuant to the related Mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a “special cause of loss form” or “all risk form” that includes replacement cost valuation issued by an insurer meeting the requirements of the related Loan Documents and having a claims-paying or financial strength rating of at least “A-:VIII” from A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. or “A-” from S&P Global Ratings (collectively the “Insurance Rating Requirements”), in an

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amount (subject to a customary deductible) not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the Mortgagor and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.

Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Loan Documents, by business interruption or rental loss insurance which (subject to a customary deductible) covers a period of not less than 12 months (or with respect to each Mortgage Loan on a single asset with a principal balance of $50 million or more, 18 months).

If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as a “Special Flood Hazard Area,” the related Mortgagor is required to maintain insurance in the maximum amount available under the National Flood Insurance Program, plus such additional excess flood coverage in an amount as is generally required by prudent institutional commercial mortgage lenders originating mortgage loans for securitization.

If the Mortgaged Property is located within 25 miles of the coast of the Gulf of Mexico or the Atlantic coast of Florida, Georgia, South Carolina or North Carolina, the related Mortgagor is required to maintain coverage for windstorm and/or windstorm related perils and/or “named storms” issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms, in an amount not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the Mortgagor and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property by an insurer meeting the Insurance Rating Requirements.

The Mortgaged Property is covered, and required to be covered pursuant to the related Loan Documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by prudent institutional commercial mortgage lenders, and in any event not less than $1 million per occurrence and $2 million in the aggregate.

An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the structural and seismic condition of such property, for the sole purpose of assessing the scenario expected limit (“SEL”) for the Mortgaged Property in the event of an earthquake. In such instance, the SEL was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the SEL would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained from an insurer rated at least “A:VIII” by A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. or “A-” by S&P Global Ratings in an amount not less than 100% of the SEL.

The Loan Documents require insurance proceeds in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then outstanding principal amount of the related Mortgage Loan (or related Loan Combination), the Mortgagee (or a trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan (or related Loan Combination) together with any accrued interest thereon.

All premiums on all insurance policies referred to in this section required to be paid as of the Cut-off Date have been paid, and such insurance policies name the Mortgagee under the Mortgage Loan and its successors and assigns as a loss payee under a mortgagee endorsement clause or, in the case of the general liability insurance policy, as named or additional insured. Such insurance policies will inure to the

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benefit of the Trustee (or, in the case of a Mortgage Loan that is an Outside Serviced Mortgage Loan, the applicable Outside Trustee). Each related Mortgage Loan obligates the related Mortgagor to maintain all such insurance and, at such Mortgagor’s failure to do so, authorizes the Mortgagee to maintain such insurance at the Mortgagor’s reasonable cost and expense and to charge such Mortgagor for related premiums. All such insurance policies (other than commercial liability policies) require at least 10 days’ prior notice to the Mortgagee of termination or cancellation arising because of nonpayment of a premium and at least 30 days’ prior notice to the Mortgagee of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by the Sponsor.

(17)	Access; Utilities; Separate Tax Lots. Each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has access via an irrevocable easement or irrevocable right of way permitting ingress and egress to/from a public road, (b) is served by or has uninhibited access rights to public or private water and sewer (or well and septic) and all required utilities, all of which are appropriate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been, or will be, made to the applicable governing authority for creation of separate tax lots, in which case the Mortgage Loan requires the Mortgagor to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax lots are created.

(18)	No Encroachments. To the Sponsor’s knowledge based solely on surveys obtained in connection with origination and the Mortgagee’s Title Policy (or, if such policy is not yet issued, a pro forma title policy, a preliminary title policy with escrow instructions or a “marked up” commitment) obtained in connection with the origination of each Mortgage Loan, all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements encroach upon any easements except for encroachments the removal of which would not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy.

(19)	No Contingent Interest or Equity Participation. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature or an equity participation by the Sponsor (except that any ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to its related Anticipated Repayment Date).

(20)

REMIC. The Mortgage Loan is a “qualified mortgage” within the meaning of Section 860G(a)(3) of the Code (but determined without regard to the rule in Treasury Regulations Section 1.860G-2(f)(2) that treats certain defective mortgage loans as qualified mortgages), and, accordingly, (A) the issue price of the Mortgage Loan to the related Mortgagor at origination did not exceed the non-contingent principal amount of the Mortgage Loan and (B) either: (a) such Mortgage Loan is secured by an interest in real property (including permanently affixed buildings and structural components, such as wiring, plumbing systems and central heating and air-conditioning systems, that are integrated into such buildings, serve such buildings in their passive functions and do not produce or contribute to the production of income other than consideration for the use or occupancy of space, but excluding personal property) having a fair market value (i) at the date the Mortgage Loan (or related Loan Combination) was originated at least equal to 80% of the adjusted issue price of the Mortgage Loan (or related Loan Combination) on such date or (ii) at the Closing Date at least equal to 80% of the adjusted issue price of the Mortgage Loan (or related Loan Combination) on such date, provided that for purposes hereof, the fair market value of the real property interest must first be reduced by (A) the amount of any lien on the real property interest that is senior to the Mortgage Loan and (B) a proportionate amount of any lien that is in parity with the Mortgage Loan; or (b) substantially all of the proceeds of such Mortgage Loan were used to acquire, improve or protect the real property which served as the only security for such Mortgage Loan (other than a recourse feature or

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other third-party credit enhancement within the meaning of Treasury Regulations Section 1.860G-2(a)(1)(ii)). If the Mortgage Loan was “significantly modified” prior to the Closing Date so as to result in a taxable exchange under Section 1001 of the Code, it either (x) was modified as a result of the default or reasonably foreseeable default of such Mortgage Loan or (y) satisfies the provisions of either sub-clause (B)(a)(i) above (substituting the date of the last such modification for the date the Mortgage Loan was originated) or sub-clause (B)(a)(ii), including the proviso thereto. Any prepayment premium and yield maintenance charges applicable to the Mortgage Loan constitute “customary prepayment penalties” within the meaning of Treasury Regulations Section 1.860G-1(b)(2). All terms used in this paragraph shall have the same meanings as set forth in the related Treasury Regulation.

(21)	Compliance with Usury Laws. The Mortgage Rate (exclusive of any default interest, late charges, yield maintenance charge, or prepayment premiums) of such Mortgage Loan complied as of the date of origination with, or was exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury.

(22)	Authorized to do Business. To the extent required under applicable law, as of the Cut-off Date or as of the date that such entity held the Mortgage Note, each holder of the Mortgage Note was authorized to originate, acquire and/or hold (as applicable) the Mortgage Note in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan by the Trust.

(23)	Trustee under Deed of Trust. With respect to each Mortgage which is a deed of trust, as of the date of origination and, to the Sponsor’s knowledge, as of the Closing Date, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the Mortgage and applicable law or may be substituted in accordance with the Mortgage and applicable law by the related Mortgagee.

(24)	Local Law Compliance. To the Sponsor’s knowledge, based upon any of a letter from any governmental authorities, a legal opinion, an architect’s letter, a zoning consultant’s report, an endorsement to the related Title Policy, a survey or other affirmative investigation of local law compliance consistent with the investigation conducted by the Sponsor for similar commercial and multifamily mortgage loans intended for securitization, there are no material violations of applicable zoning ordinances, building codes and land laws (collectively “Zoning Regulations”) with respect to the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan as of the date of origination of such Mortgage Loan (or related Loan Combination, as applicable) or as of the Cut-off Date, other than those which (i) are insured by the Title Policy or a law and ordinance insurance policy or (ii) would not have a material adverse effect on the value, operation or net operating income of the Mortgaged Property. The terms of the Loan Documents require the Mortgagor to comply in all material respects with all applicable governmental regulations, zoning and building laws.

(25)	Licenses and Permits. Each Mortgagor covenants in the Loan Documents that it shall keep all material licenses, permits and applicable governmental authorizations necessary for its operation of the Mortgaged Property in full force and effect, and to the Sponsor’s knowledge based upon any of a letter from any government authorities or other affirmative investigation of local law compliance consistent with the investigation conducted by the Sponsor for similar commercial, multifamily or, if applicable, manufactured housing community mortgage loans intended for securitization, all such material licenses, permits and applicable governmental authorizations are in effect. The Mortgage Loan requires the related Mortgagor to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located.

(26)

Recourse Obligations. The Loan Documents for each Mortgage Loan provide that such Mortgage Loan (a) becomes full recourse to the Mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the Mortgagor (but may be affiliated with the Mortgagor) that has assets other than equity in the related Mortgaged Property that are not de minimis) in any of the following events: (i) if any voluntary petition for bankruptcy, insolvency, dissolution or liquidation pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by the Mortgagor; (ii) the Mortgagor or guarantor shall have colluded with (or, alternatively, solicited or caused to be solicited) other creditors to cause an involuntary bankruptcy filing with respect to the Mortgagor or (iii) voluntary transfers of either the Mortgaged Property or equity interests in Mortgagor made in violation of the Loan Documents; and (b) contains provisions

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providing for recourse against the Mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the Mortgagor (but may be affiliated with the Mortgagor) that has assets other than equity in the related Mortgaged Property that are not de minimis), for losses and damages sustained by reason of Mortgagor’s (i) misappropriation of rents after the occurrence of an event of default under the Mortgage Loan; (ii) misappropriation of (A) insurance proceeds or condemnation awards or (B) security deposits or, alternatively, the failure of any security deposits to be delivered to Mortgagee upon foreclosure or action in lieu thereof (except to the extent applied in accordance with leases prior to a Mortgage Loan event of default); (iii) fraud or intentional material misrepresentation; (iv) breaches of the environmental covenants in the Loan Documents; or (v) commission of intentional material physical waste at the Mortgaged Property (but, in some cases, only to the extent there is sufficient cash flow generated by the related Mortgaged Property to prevent such waste).

(27)	Mortgage Releases. The terms of the related Mortgage or related Loan Documents do not provide for release of any material portion of the Mortgaged Property from the lien of the Mortgage except (a) a partial release, accompanied by principal repayment, or partial Defeasance (as defined in paragraph (32)), in each case, of not less than a specified percentage at least equal to the lesser of (i) 110% of the related allocated loan amount of such portion of the Mortgaged Property and (ii) the outstanding principal balance of the Mortgage Loan, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance (as defined in paragraph (32)), (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any material value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation or taking by a State or any political subdivision or authority thereof. With respect to any partial release (including in connection with any partial Defeasance) under the preceding clauses (a) or (d), either: (x) such release of collateral (i) would not constitute a “significant modification” of the subject Mortgage Loan within the meaning of Section 1.860G-2(b)(2) of the Treasury Regulations and (ii) would not cause the subject Mortgage Loan to fail to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3)(A); or (y) the mortgagee or servicer can, in accordance with the related Loan Documents, condition such release of collateral on the related Mortgagor’s delivery of an opinion of tax counsel to the effect specified in the immediately preceding clause (x). For purposes of the preceding clause (x), if the fair market value of the real property constituting such Mortgaged Property (reduced by (1) the amount of any lien on the real property that is senior to the Mortgage Loan and (2) a proportionate amount of any lien on the real property that is in parity with the Mortgage Loan) after the release is not equal to at least 80% of the principal balance of the Mortgage Loan (or Loan Combination, as applicable) outstanding after the release, the Mortgagor is required to make a payment of principal in an amount not less than the amount required by the REMIC Provisions.

In the case of any Mortgage Loan, in the event of a condemnation or taking of any portion of a Mortgaged Property by a State or any political subdivision or authority thereof, whether by legal proceeding or by agreement, the Mortgagor can be required to pay down the principal balance of the Mortgage Loan in an amount not less than the amount required by the REMIC Provisions and, to such extent, condemnation proceeds may not be required to be applied to the restoration of the Mortgaged Property or released to the Mortgagor, if, immediately after the release of such portion of the Mortgaged Property from the lien of the Mortgage (but taking into account the planned restoration) the fair market value of the real property constituting the remaining Mortgaged Property (reduced by (1) the amount of any lien on the real property that is senior to the Mortgage Loan and (2) a proportionate amount of any lien on the real property that is in parity with the Mortgage Loan) is not equal to at least 80% of the remaining principal balance of the Mortgage Loan (or Loan Combination, as applicable).

No Mortgage Loan that is secured by more than one Mortgaged Property or that is a Crossed Mortgage Loan permits the release of cross-collateralization of the related Mortgaged Properties or a portion thereof, including due to a partial condemnation, other than in compliance with the loan-to-value ratio and other requirements of the REMIC Provisions.

(28)

Financial Reporting and Rent Rolls. The Mortgage Loan documents for each Mortgage Loan require the Mortgagor to provide the owner or holder of the Mortgage with quarterly (other than for single-tenant properties) and annual operating statements, and quarterly (other than for single-tenant properties) rent rolls for properties that have leases contributing more than 5% of the in-place base rent and annual financial

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statements, which annual financial statements with respect to each Mortgage Loan with more than one Mortgagor are in the form of an annual combined balance sheet of the Mortgagor entities (and no other entities), together with the related combined statements of operations, members’ capital and cash flows, including a combining balance sheet and statement of income for the Mortgaged Properties on a combined basis.

(29)	Acts of Terrorism Exclusion. With respect to each Mortgage Loan over $20 million, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, and as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (collectively referred to as “TRIA”), from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each other Mortgage Loan, the related special all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) did not, as of the date of origination of the Mortgage Loan, and, to the Sponsor’s knowledge, do not, as of the Cut-off Date, specifically exclude Acts of Terrorism, as defined in TRIA, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each Mortgage Loan, the related Loan Documents do not expressly waive or prohibit the Mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIA, or damages related thereto; provided, however, that if TRIA or a similar or subsequent statute is not in effect, then, provided that terrorism insurance is commercially available, the Mortgagor under each Mortgage Loan is required to carry terrorism insurance, but in such event the Mortgagor shall not be required to spend more than the Terrorism Cap Amount on terrorism insurance coverage, and if the cost of terrorism insurance exceeds the Terrorism Cap Amount, the Mortgagor is required to purchase the maximum amount of terrorism insurance available with funds equal to the Terrorism Cap Amount. The “Terrorism Cap Amount” is the specified percentage (which is at least equal to 200%) of the amount of the insurance premium that is payable at such time in respect of the property and business interruption/rental loss insurance required under the related Loan Documents (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance).

(30)

Due on Sale or Encumbrance. Subject to specific exceptions set forth below, each Mortgage Loan contains a “due on sale” or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the Mortgage (which consent, in some cases, may not be unreasonably withheld) and/or complying with the requirements of the related Loan Documents (which provide for transfers without the consent of the Mortgagee which are customarily acceptable to prudent commercial and multifamily mortgage lending institutions lending on the security of property comparable to the related Mortgaged Property, including, without limitation, transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Loan Documents), (a) the related Mortgaged Property, or any equity interest of greater than 50% in the related Mortgagor, is directly or indirectly pledged, transferred or sold, other than as related to (i) family and estate planning transfers or transfers upon death or legal incapacity, (ii) transfers to certain affiliates as defined in the related Loan Documents, (iii) transfers of less than, or other than, a controlling interest in the related Mortgagor, (iv) transfers to another holder of direct or indirect equity in the Mortgagor, a specific Person designated in the related Loan Documents or a Person satisfying specific criteria identified in the related Loan Documents, such as a qualified equityholder, (v) transfers of stock or similar equity units in publicly traded companies or (vi) a substitution or release of collateral within the parameters of paragraphs (27) and (32) of this Annex E-1 or the exceptions thereto set forth on Annex E-2, or (vii) as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan, or future permitted mezzanine debt as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any Companion Loan of any Mortgage Loan or any subordinate debt that existed at origination and is permitted under the related Loan Documents, (ii) purchase money security interests (iii) any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan, as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement or (iv) Permitted Encumbrances. The Mortgage or other Loan Documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the Mortgagor is responsible for such payment

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along with all other reasonable out-of-pocket fees and expenses incurred by the Mortgagee relative to such transfer or encumbrance.

(31)	Single-Purpose Entity. Each Mortgage Loan requires the Mortgagor to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding. Both the Loan Documents and the organizational documents of the Mortgagor with respect to each Mortgage Loan with a Cut-off Date Balance in excess of $5 million provide that the Mortgagor is a Single-Purpose Entity, and each Mortgage Loan with a Cut-off Date Balance of $20 million or more has a counsel’s opinion regarding non-consolidation of the Mortgagor. For this purpose, a “Single-Purpose Entity” shall mean an entity, other than an individual, whose organizational documents (or if the Mortgage Loan has a Cut-off Date Balance equal to $5 million or less, its organizational documents or the related Loan Documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties securing the Mortgage Loans and prohibit it from engaging in any business unrelated to such Mortgaged Property or Properties, and whose organizational documents further provide, or which entity represented in the related Loan Documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Properties, or any indebtedness other than as permitted by the related Mortgage(s) or the other related Loan Documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a Mortgagor for a Mortgage Loan that is cross-collateralized and cross-defaulted with the related Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.

(32)	Defeasance. With respect to any Mortgage Loan that, pursuant to the Loan Documents, can be defeased (a “Defeasance”), (i) the Loan Documents provide for Defeasance as a unilateral right of the Mortgagor, subject to satisfaction of conditions specified in the Loan Documents; (ii) the Mortgage Loan cannot be defeased within two years after the Closing Date; (iii) the Mortgagor is permitted to pledge only United States “government securities” within the meaning of Section 1.860G-2(a)(8)(ii) of the Treasury Regulations, the revenues from which will, in the case of a full Defeasance, be sufficient to make all scheduled payments under the Mortgage Loan when due, including the entire remaining principal balance on the maturity date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty) or, if the Mortgage Loan is an ARD Loan, the entire principal balance outstanding on the Anticipated Repayment Date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty), and if the Mortgage Loan permits partial releases of real property in connection with partial Defeasance, the revenues from the collateral will be sufficient to pay all such scheduled payments calculated on a principal amount equal to a specified percentage at least equal to the lesser of (a) 110% of the allocated loan amount for the real property to be released and (b) the outstanding principal balance of the Mortgage Loan; (iv) the Mortgagor is required to provide a certification from an independent certified public accountant that the collateral is sufficient to make all scheduled payments under the Mortgage Note as set forth in clause (iii) above; (v) if the Mortgagor would continue to own assets in addition to the Defeasance collateral, the portion of the Mortgage Loan secured by defeasance collateral is required to be assumed (or the mortgagee may require such assumption) by a Single-Purpose Entity; (vi) the Mortgagor is required to provide an opinion of counsel that the mortgagee has a perfected security interest in such collateral prior to any other claim or interest; and (vii) the Mortgagor is required to pay all rating agency fees associated with Defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable expenses associated with Defeasance, including, but not limited to, accountant’s fees and opinions of counsel.

(33)	Fixed Interest Rates. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except in the case of ARD Loans and in situations where default interest is imposed.

(34)	Ground Leases. For purposes of this Annex E-1, a “Ground Lease” shall mean a lease creating a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land and buildings and other improvements, if any, comprising the premises demised under such lease to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner and does not include industrial development agency (IDA) or similar leases for purposes of conferring a tax abatement or other benefit.

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With respect to any Mortgage Loan where the Mortgage Loan is secured by a leasehold estate under a Ground Lease in whole or in part, and the related Mortgage does not also encumber the related lessor’s fee interest in such Mortgaged Property, based upon the terms of the Ground Lease and any estoppel or other agreement received from the ground lessor in favor of the Sponsor, its successors and assigns, the Sponsor represents and warrants that:

(a)	The Ground Lease or a memorandum regarding such Ground Lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction. The Ground Lease or an estoppel or other agreement received from the ground lessor permits the interest of the lessee to be encumbered by the related Mortgage and does not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would materially adversely affect the security provided by the related Mortgage. No material change in the terms of the Ground Lease had occurred since the origination of the Mortgage Loan, except as reflected in any written instruments which are included in the related Mortgage File;

(b)	The lessor under such Ground Lease has agreed in a writing included in the related Mortgage File (or in such Ground Lease) that the Ground Lease may not be amended or modified, or canceled or terminated by agreement of lessor and lessee, without the prior written consent of the Mortgagee;

(c)	The Ground Lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either Mortgagor or the Mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or ten years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an Actual/360 Basis, substantially amortizes);

(d)	The Ground Lease either (i) is not subject to any liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances, or (ii) is subject to a subordination, non-disturbance and attornment agreement to which the Mortgagee on the lessor’s fee interest in the Mortgaged Property is subject;

(e)	The Ground Lease does not place commercially unreasonable restrictions on the identity of the Mortgagee and the Ground Lease is assignable to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder (provided that proper notice is delivered to the extent required in accordance with the Ground Lease), and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of (but with prior notice to) the lessor;

(f)	The Sponsor has not received any written notice of material default under or notice of termination of such Ground Lease. To the Sponsor’s knowledge, there is no material default under such Ground Lease and no condition that, but for the passage of time or giving of notice, would result in a material default under the terms of such Ground Lease and to the Sponsor’s knowledge, such Ground Lease is in full force and effect as of the Closing Date;

(g)	The Ground Lease or ancillary agreement between the lessor and the lessee requires the lessor to give to the Mortgagee written notice of any default, and provides that no notice of default or termination is effective against the Mortgagee unless such notice is given to the Mortgagee;

(h)	The Mortgagee is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the Ground Lease through legal proceedings) to cure any default under the Ground Lease which is curable after the Mortgagee’s receipt of notice of any default before the lessor may terminate the Ground Lease;

(i)	The Ground Lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by a prudent commercial mortgage lender;

(j)

Under the terms of the Ground Lease, an estoppel or other agreement received from the ground lessor and the related Mortgage (taken together), any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee’s interest (other than (i) de minimis amounts for

 E-1-11

minor casualties or (ii) in respect of a total or substantially total loss or taking as addressed in subpart (k) below) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess of the threshold amount specified in the related Loan Documents) the Mortgagee or a trustee appointed by it having the right to hold and disburse such proceeds as repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;

(k)	In the case of a total or substantially total taking or loss, under the terms of the Ground Lease, an estoppel or other agreement and the related Mortgage (taken together), any related insurance proceeds, or portion of the condemnation award allocable to the ground lessee’s interest in respect of a total or substantially total loss or taking of the related Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and

(l)	Provided that the Mortgagee cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with the Mortgagee upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a bankruptcy proceeding.

(35)	Servicing. The servicing and collection practices used by the Sponsor with respect to the Mortgage Loan have been, in all respects, legal and have met customary industry standards for servicing of commercial loans for conduit loan programs.

(36)	Origination and Underwriting. The origination practices of the Sponsor (or the related originator if the Sponsor was not the originator) with respect to each Mortgage Loan have been, in all material respects, legal and as of the date of its origination, such Mortgage Loan (or the related Loan Combination, as applicable) and the origination thereof complied in all material respects with, or was exempt from, all requirements of federal, state or local law relating to the origination of such Mortgage Loan; provided that such representation and warranty does not address or otherwise cover any matters with respect to federal, state or local law otherwise covered in this Annex E-1.

(37)	No Material Default; Payment Record. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required debt service payments since origination and, as of the Cut-off Date, no Mortgage Loan is more than 30 days delinquent (beyond any applicable grace or cure period) in making required payments as of the Closing Date. To the Sponsor’s knowledge, there is (a) no material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, which default, breach, violation or event of acceleration, in the case of either clause (a) or clause (b), materially and adversely affects the value of the Mortgage Loan or the value, use or operation of the related Mortgaged Property, provided, however, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by the Sponsor in this Annex E-1 (including, but not limited to, the prior sentence). No person other than the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Mortgage Loan documents.

(38)	Bankruptcy. As of the date of origination of the related Mortgage Loan and to the Sponsor’s knowledge as of the Cut-off Date, neither the Mortgaged Property (other than any tenants of such Mortgaged Property), nor any portion thereof, is the subject of, and no Mortgagor, guarantor or tenant occupying a single-tenant property is a debtor in a state or federal bankruptcy, insolvency or similar proceeding.

(39)	Organization of Mortgagor. With respect to each Mortgage Loan, in reliance on certified copies of the organizational documents of the Mortgagor delivered by the Mortgagor in connection with the origination of such Mortgage Loan (or related Loan Combination, as applicable), the Mortgagor is an entity organized under the laws of a state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico. Except with respect to any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan, no Mortgage Loan has a Mortgagor that is an affiliate of another Mortgagor under another Mortgage Loan.

 E-1-12

(40)	Environmental Conditions. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an “ESA”) meeting ASTM requirements were conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared), and such ESA (i) did not identify the existence of recognized environmental conditions (as such term is defined in ASTM E1527-05 or its successor, an “Environmental Condition”) at the related Mortgaged Property or the need for further investigation, or (ii) if the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true: (A) an amount reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any material noncompliance with applicable environmental laws or the Environmental Condition has been escrowed by the related Mortgagor and is held or controlled by the related Mortgagee; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint or lead in drinking water, the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related Mortgagor that, based on the ESA, can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated or abated in all material respects prior to the date hereof, and, if and as appropriate, a no further action or closure letter was obtained from the applicable governmental regulatory authority (or the environmental issue affecting the related Mortgaged Property was otherwise listed by such governmental authority as “closed” or a reputable environmental consultant has concluded that no further action is required); (D) an environmental policy or a lender’s pollution legal liability insurance policy meeting the requirements set forth below that covers liability for the identified circumstance or condition was obtained from an insurer rated no less than A- (or the equivalent) by Moody’s Investors Service, Inc., S&P Global Ratings and/or Fitch Ratings, Inc.; (E) a party not related to the Mortgagor was identified as the responsible party for such condition or circumstance and such responsible party has financial resources reasonably estimated to be adequate to address the situation; or (F) a party related to the Mortgagor having financial resources reasonably estimated to be adequate to address the situation is required to take action. To the Sponsor’s knowledge, except as set forth in the ESA, there is no Environmental Condition (as such term is defined in ASTM E1527-05 or its successor) at the related Mortgaged Property.

(41)	Appraisal. The Mortgage File contains an appraisal of the related Mortgaged Property with an appraisal date within six months of the Mortgage Loan origination date, and within 12 months of the Closing Date. The appraisal is signed by an appraiser who is a Member of the Appraisal Institute (“MAI”) and, to the Sponsor’s knowledge, had no interest, direct or indirect, in the Mortgaged Property or the Mortgagor or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan. Each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the “Uniform Standards of Professional Appraisal Practice” as adopted by the Appraisal Standards Board of the Appraisal Foundation. Each appraisal contains a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as in effect on the date such Mortgage Loan was originated.

(42)	Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the mortgage loan schedule attached as an exhibit to the related Mortgage Loan Purchase Agreement is true and correct in all material respects as of the Cut-off Date and contains all information required by the Pooling and Servicing Agreement to be contained therein.

(43)	Cross-Collateralization. Except with respect to a Mortgage Loan that is part of a Loan Combination, no Mortgage Loan is cross-collateralized or cross-defaulted with any other mortgage loan that is outside the Mortgage Pool, except as set forth on Annex E-2.

(44)

Advance of Funds by the Sponsor. After origination, no advance of funds has been made by the Sponsor to the related Mortgagor other than in accordance with the Loan Documents, and, to the Sponsor’s knowledge, no funds have been received from any person other than the related Mortgagor or an affiliate for, or on account of, payments due on the Mortgage Loan (other than as contemplated by the Loan Documents, such as, by way of example and not in limitation of the foregoing, amounts paid by the tenant(s) into a Mortgagee-controlled lockbox if required or contemplated under the related lease or Loan

 E-1-13

Documents). Neither the Sponsor nor any affiliate thereof has any obligation to make any capital contribution to any Mortgagor under a Mortgage Loan, other than contributions made on or prior to the date hereof.

(45)	Compliance with Anti-Money Laundering Laws. The Sponsor has complied in all material respects with all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 with respect to the origination of the Mortgage Loan.

For purposes of these representations and warranties, “Mortgagee” means the mortgagee, grantee or beneficiary under any Mortgage, any holder of legal title to any portion of any Mortgage Loan or, if applicable, any agent or servicer on behalf of such party.

For purposes of these representations and warranties, the phrases “the Sponsor’s knowledge” or “the Sponsor’s belief” and other words and phrases of like import mean, except where otherwise expressly set forth in these representations and warranties, the actual state of knowledge or belief of the Sponsor, its officers and employees directly responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth in these representations and warranties.

 E-1-14

ANNEX E-2

EXCEPTIONS TO SPONSOR REPRESENTATIONS AND WARRANTIES

The exceptions to the representations and warranties set forth below are grouped by Sponsor and listed by the number of the related representation and warranty set forth on Annex E-1 to this prospectus and the Mortgaged Property name and number identified on Annex A to this prospectus. Capitalized terms used but not otherwise defined in this Annex E-2 will have the meanings set forth in this prospectus or, if not defined in this prospectus, in the related Mortgage Loan Purchase Agreement.

Citi Real Estate Funding Inc.

Representation Number on Annex E-1	Mortgaged Property Name and Mortgage Loan Number as Identified on Annex A	Description of Exception
(5) Lien; Valid Assignment	[INSERT APPLICABLE MORTGAGE LOAN NUMBER]	[INSERT DESCRIPTION OF APPLICABLE EXCEPTIONS]
(6) Permitted Liens; Title Insurance
(6) Permitted Liens; Title Insurance
(6) Permitted Liens; Title Insurance
(6) Permitted Liens; Title Insurance
(8) Assignment of Leases and Rents
(10) Condition of Property
(11) Taxes and Assessments
(16) Insurance
(16) Insurance
(16) Insurance
(16) Insurance
(17) Access; Utilities; Separate Tax Lots
(24) Local Law Compliance
(25) Licenses and Permits
(26) Recourse Obligations
(29) Acts of Terrorism Exclusion
(30) Due on Sale or

E-2-1

Encumbrance
(31) Single-Purpose Entity
(34) Ground Leases
(34) Ground Leases
(34) Ground Leases
(40) Environmental Conditions
(41) Appraisal

E-2-2

[ADD OTHER SPONSORS AND
INSERT APPLICABLE EXCEPTIONS TO REPRESENTATIONS AND WARRANTIES]

E-2-3

ANNEX F

CLASS A-AB SCHEDULED PRINCIPAL BALANCE SCHEDULE

Distribution Date	Balance	Distribution Date	Balance

F-1

ANNEX G

[__________] Mortgage Loan amortization schedule

Due Date	Principal Due ($)	Interest Due ($)	Total Debt Service Due ($)	Total Ending Balance ($)
	-	-	-	-

G-1

Due Date	Principal Due ($)	Interest Due ($)	Total Debt Service Due ($)	Total Ending Balance ($)

G-2

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus and prospectus. You must not rely on any unauthorized information or representations. This prospectus and prospectus is an offer to sell only the Certificates offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus

Summary of Terms	15
Risk Factors	54
Description of the Mortgage Pool	158
Transaction Parties	221
U.S. CREDIT RISK RETENTION	238
[EU Securitization Risk Retention Requirements	253
DESCRIPTION OF THE CERTIFICATES	255
The MORTGAGE LOAN PURCHASE AgreementS	288
The Pooling and Servicing Agreement	297
[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]	391
Use of Proceeds	394
Yield, Prepayment and Maturity Considerations	394
Material Federal Income Tax CONSEQUENCES	406
Certain State, Local AND OTHER Tax Considerations	423
ERISA Considerations	423
Legal Investment	431
Certain Legal Aspects of the Mortgage Loans	432
Ratings	452
Plan of Distribution (Underwriter Conflicts of Interest)	454
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	456
WHERE YOU CAN FIND MORE INFORMATION	456
FINANCIAL INFORMATION	456
Legal Matters	457
Index of Certain Defined Terms	458

$[DEAL SIZE]
(Approximate)

[NAME OF ISSUING ENTITY]
(as Issuing Entity)

Citigroup Commercial Mortgage Securities Inc.
(as Depositor)

Commercial Mortgage
Pass-Through Certificates,
Series [_______]

Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]
Class [__]	$	[__________]

PROSPECTUS

Citigroup

Co-Lead Managers and Joint Bookrunners

[________]

Co-Manager

[____] , 20[__]

Until 90 days after the date of this prospectus, all dealers that effect transactions in the offered

Certificates, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as set forth below. All such expenses, except for the filing fee, are estimated.

SEC Registration Fee	$	*

Legal Fees and Expenses		**

Accounting Fees and Expenses		**

Trustee’s Fees and Expenses (including counsel fees)		**

Blue Sky Fees and Expenses		**

Costs of Printing and Engraving		**

Rating Agency Fees		**

Miscellaneous		**

Total		**

*	The Registrant is registering an unspecified amount of securities under this registration statement and in accordance with Rule 456(c) and 457(s) under the Securities Act, the Registrant is deferring payment of the registration fee.

**	The applicable prospectus will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 13.	Indemnification of Directors and Officers.

Under the proposed form of underwriting agreement, the underwriters are obligated under certain circumstances to indemnify the Registrant’s directors, its officers who signed this registration statement and its controlling persons against certain liabilities which might arise under the Securities Act or the Securities Exchange Act of 1934, as amended, or other laws to the extent those liabilities arise in connection with the issuance of securities under this registration statement.

The By-Laws of the Registrant provide for indemnification of directors and officers of the Registrant to the full extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they are or were directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. The Delaware General Corporation Law also provides that the Registrant may purchase insurance on behalf of any such director, officer, employee or agent.

The pooling and servicing agreement for each series of the securities being registered will provide that no director, officer, employee or agent of the Registrant will be liable to the related trust or the related security holders for any action taken or for refraining from the taking of any action in good faith pursuant to such pooling and servicing agreement, or for errors in judgment; provided, however, that such pooling and servicing agreement will not protect any such person against liability which would be imposed by reason of (i) any breach of warranty or representation by such party in such pooling and servicing agreement or (ii) any willful misconduct, bad faith, fraud or negligence on the part of such party in the performance of its obligations and duties under such pooling and servicing agreement or by reason of negligent disregard on the part of such party of its obligations or duties thereunder. Such pooling and servicing agreement will provide further that any director, officer, employee or agent of the Registrant will be indemnified and held harmless by the related trust against any loss, liability, penalty, fine, forfeiture, claim, judgment or expense (including reasonable legal fees and expenses) incurred in connection with, or relating to, such pooling and servicing agreement or the related securities, other than any such loss, liability, penalty, fine, forfeiture, claim, judgment or expense (including reasonable legal fees and expenses): (i) incurred by reason of willful misconduct, bad faith, fraud or negligence in the performance of obligations or duties under such pooling and servicing agreement or by reason of negligent disregard of obligations or duties thereunder, in each case by the person being indemnified, (ii) with respect to any such party, resulting from the breach by such party of any of its representations or warranties contained in such pooling and servicing agreement, (iii) specifically required to be borne by the party seeking indemnification, without right of reimbursement pursuant to the terms of such pooling and servicing agreement or (iv) which constitutes an advance that is otherwise reimbursable under such pooling and servicing agreement.

Any purchase agreement, pursuant to which the Registrant acquires mortgage assets for purposes of backing a series of the securities being registered, or any other agreement with the mortgage asset seller, may provide under certain circumstances that each director of the Registrant, each officer of the Registrant that signed this registration statement or any amendment hereof, and certain controlling persons of the Registrant, are entitled to be indemnified by the seller of those mortgage assets or an affiliate thereof against certain liabilities, including liabilities which might arise under the Securities Act or the Securities Exchange Act of 1934, as amended, relating to those mortgage assets, including the discussion thereof in the prospectus for the related series of securities being registered.

Item 14.	Exhibits.

Exhibits—

1.1	—	Form of underwriting agreement.*

3.1	—	Articles of Incorporation.**

3.2	—	Bylaws.**

4.1	—	Form of pooling and servicing agreement.

4.2	—	Form of outside servicing agreement (see Exhibit 4.1)***

4.3	—	Pari Passu Serviced Co-Lender Agreement.****

4.4	—	AB Co-Lender Agreement.****

4.5	—	Outside Serviced Co-Lender Agreement.****

4.6	—	Form of mortgage loan purchase agreement.*

5.1	—	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality.

8.1	—	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to certain tax matters (included as part of Exhibit 5.1).

23.1	—	Consent of Orrick, Herrington & Sutcliffe LLP (included as part of Exhibit 5.1).

24.1	—	Power of Attorney*****

36.1	—	Depositor Certification for shelf offerings of asset-backed securities.******

102.1	—	Asset Data File.*******

103.1	—	Asset Related Documents.*******

*	Incorporated by reference from the Registrant’s Registration Statement on Form SF-3 (File No. 333-207132) filed with the Commission on September 25, 2015.
**	Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form SF-3 (File No. 333-207132) filed with the Commission on November 30, 2015.
***	This document will be filed for each transaction that contains an Outside Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
****	This document will be filed for each transaction that contains a Serviced Mortgage Loan that is part of a Serviced Pari Passu Loan Combination, an AB Loan Combination or an Outside Serviced Loan Combination, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
*****	Filed on November 29, 2018.
******	The form of this document was filed as part of the Registrant’s Pre-Effective Amendment No.1 to Registration Statement on Form SF-3 (File No. 333-207132) filed with the Commission on November 30, 2015, and is incorporated herein by reference. An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
*******	Incorporated by reference from the Form ABS-EE filed for each transaction.

Item 15.	Undertakings.

A.	Undertakings pursuant to Rule 415. (Item 512(a))

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

provided, further, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

(5)           That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)           With respect to any offering of securities registered on this registration statement, the undersigned Registrant undertakes to file the information previously omitted from the prospectus filed as part of this registration statement in accordance with Rule 424(h) and Rule 430D.

B.	Undertaking in connection with filings incorporating subsequent Exchange Act documents by reference. (Item 512 (b))

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a)

or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Undertaking in respect of requests for acceleration of effective date pursuant to Rule 461 (Item 512 (h))

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.	Undertakings pursuant to Rule 430A (Item 512 (i)).

The undersigned Registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

F.	Undertaking in connection with filings regarding asset-backed securities incorporating by reference subsequent Exchange Act documents by third parties. (Item 512 (k))

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit
Number

1.1	—	Form of underwriting agreement.*

3.1	—	Articles of Incorporation.**

3.2	—	Bylaws.**

4.1	—	Form of pooling and servicing agreement.

4.2	—	Form of outside servicing agreement (see Exhibit 4.1)***

4.3	—	Pari Passu Serviced Co-Lender Agreement.****

4.4	—	AB Co-Lender Agreement.****

4.5	—	Outside Serviced Co-Lender Agreement.****

4.6	—	Form of mortgage loan purchase agreement.*

5.1	—	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality.

8.1	—	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to certain tax matters (included as part of Exhibit 5.1).

23.1	—	Consent of Orrick, Herrington & Sutcliffe LLP (included as part of Exhibit 5.1).

24.1	—	Power of Attorney*****

36.1	—	Depositor Certification for shelf offerings of asset-backed securities.******

102.1	—	Asset Data File.*******

103.1	—	Asset Related Documents.*******

*	Incorporated by reference from the Registrant’s Registration Statement on Form SF-3 (File No. 333-207132) filed with the Commission on September 25, 2015.
**	Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form SF-3 (File No. 333-207132) filed with the Commission on November 30, 2015.
***	This document will be filed for each transaction that contains an Outside Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
****	This document will be filed for each transaction that contains a Serviced Mortgage Loan that is part of a Serviced Pari Passu Loan Combination, an AB Loan Combination or an Outside Serviced Loan Combination, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
*****	Filed on November 29, 2018.
******	The form of this document was filed as part of the Registrant’s Pre-Effective Amendment No.1 to Registration Statement on Form SF-3 (File No. 333-207132) filed with the Commission on November 30, 2015, and is incorporated herein by reference. An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
*******	Incorporated by reference from the Form ABS-EE filed for each transaction.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on January 31, 2019.

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.

By:	/s/ Richard Simpson
	Name:	Richard Simpson
	Title:	President (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	DATE	TITLE

/s/ Richard Simpson	January 31, 2019	President (principal executive officer) and Director
Richard Simpson

*	January 31, 2019	Director
Richard Isenberg

*	January 31, 2019	Director
Marcus Giancaterino

*	January 31, 2019	Director
Evelyn Echevarria

*	January 31, 2019	Treasurer
Victor Spadafora		(principal financial officer)

*	January 31, 2019	Controller
Frank Brucino		(principal accounting officer)

* Richard Simpson, by signing his name hereto, does sign this document on behalf of the persons indicated above pursuant to a power of attorney executed by such persons and filed as an exhibit to the Registrant’s Registration Statement (No. 333-228597) on November 29, 2018.